As filed with the Securities and Exchange Commission on November 16, 2004
Registration No. 333-116244

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Macquarie Infrastructure Company Trust

(Exact name of registrant as specified in its charter)

Delaware	4700	20-6196808
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Macquarie Infrastructure Company LLC

(Exact name of registrant as specified in its charter)

Delaware	4700	43-2052503
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

600 Fifth Avenue, 21st Floor

New York, New York 10020
(212) 548-6538
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Peter Stokes

600 Fifth Avenue, 21st Floor
New York, New York 10020
(212) 548-6538
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Antonia E. Stolper Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Norman D. Slonaker Jack I. Kantrowitz Sidley Austin Brown & Wood LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to Be	Offering Price Per	Aggregate Offering	Amount of
Securities to Be Registered	Registered (1)	Share	Price (2)	Registration Fee

Shares representing beneficial interests in Macquarie Infrastructure Company Trust	24,610,000	$25.00	$615,250,000	$77,953(3)

LLC interests of Macquarie Infrastructure Company LLC	(4)	(4)	(4)	(4)(5)

(1)	Includes shares representing beneficial interests in Macquarie Infrastructure Company Trust that may be issued upon exercise of the underwriters’ overallotment option.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	The Registrant previously paid $76,020 as a registration fee in connection with the Registration Statement on Form S-1, File No. 333-11624, filed on June 7, 2004, as amended.

(4)	The number of LLC interests of Macquarie Infrastructure Company LLC registered hereunder is equal to the number of shares representing beneficial interests in Macquarie Infrastructure Company Trust that are registered hereby. Each share representing one beneficial interest in Macquarie Infrastructure Company Trust corresponds to one underlying LLC interest of Macquarie Infrastructure Company LLC. If the trust is dissolved, each share representing a beneficial interest in Macquarie Infrastructure Company Trust will be exchanged for an LLC interest of Macquarie Infrastructure Company LLC.

(5)	Pursuant to Rule 457(i) under the Securities Act, no registration fee is payable with respect to the LLC interests of Macquarie Infrastructure Company LLC because no additional consideration will be received by Macquarie Infrastructure Company Trust upon exchange of the shares representing beneficial interests in Macquarie Infrastructure Company Trust for those LLC interests.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated November 16, 2004

PROSPECTUS

21,400,000 Shares

Macquarie Infrastructure Company Trust

Each Share of Trust Stock Represents One Beneficial Interest in the Trust

          This is Macquarie Infrastructure Company Trust’s initial public offering. We are selling 21,400,000 shares of trust stock, each representing one beneficial interest in the trust. The purpose of the trust is to hold 100% of the interests of Macquarie Infrastructure Company LLC. Each beneficial interest in the trust corresponds to one interest of Macquarie Infrastructure Company LLC. In addition, Macquarie Infrastructure Management (USA) Inc., our Manager, has agreed to purchase the number of shares having an aggregate purchase price of $50 million, at a per share price equal to the initial public offering price (2,000,000 shares assuming the initial public offering price per share is the expected public offering price) in a separate private transaction concurrently with this offering.

          We expect the public offering price to be $25.00 per share. Currently, no public market exists for the shares. We have applied to list the shares on the New York Stock Exchange.

          Investing in the shares involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

          The underwriters may also purchase up to an additional 3,210,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about               , 2004.

Merrill Lynch & Co.	Citigroup

Jefferies & Company, Inc.

Legg Mason Wood Walker

Incorporated

Macquarie Securities (USA) Inc.

RBC Capital Markets

Raymond James

The date of this prospectus is               , 2004.

Page

Prospectus Summary	1
Risk Factors	13
Forward-Looking Statements	29
Use of Proceeds	30
Exchange Rates	31
Dividend Policy	32
The Acquisition of Our Initial Businesses and Initial Investments	37
Pro Forma Capitalization	44
Pro Forma Condensed Combined Financial Statements	45
Selected Financial Data	67
Management’s Discussion and Analysis of Financial Condition and Results of Operations	80
Business	130
Management	174
Our Manager	183
Principal Shareholders/ Security Ownership of Directors and Executive Officers	202
Certain Relationships and Related Party Transactions	202
Description of Shares	205
Securities Eligible for Future Sale	214
Material U.S. Federal Income Tax Considerations	216
Underwriting	228
Legal Matters	233
Experts	233
Where You Can Find Additional Information	235
Index to Financial Statements	F-1
FORM OF UNDERWRITING AGREEMENT
SECOND AMENDED AND RESTATED STOCK PURCHASE AGREEMENT
AMENDED AND RESTATED LIMITED LIABILITY COMPANY PURCHASE AGREEMENT
CONTRIBUTION AND SUBSCRIPTION AGREEMENT
FORM OF OPINION OF POTTER ANDERSON & CORROON LLP
FORM OF TAX OPINION OF SHEARMAN & STERLING LLP
SHAREHOLDERS' AGREEMENT
FORM OF DEED OF ADHERENCE TO SHAREHOLDERS' AGREEMENT
LOAN AGREEMENT
EX-10.27 FORM OF NON-EMPLOYEE DIRECTORS EQUITY PLAN
LIMITED LIABILITY COMPANY AGREEMENT
LETTER AGREEMENT
EX-23.3 CONSENT OF ERNST & YOUNG LLP
EX-23.4 CONSENT OF DELOITTE & TOUCHE LLP
EX-23.5 CONSENT OF KPMG LLP
EX-23.6 CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-23.7 CONSENT OF LESLEY, THOMAS, SCHWARZ & POSTMA, INC.
EX-23.8 CONSENT OF DELOITTE & TOUCHE LLP
EX-23.9 CONSENT OF ERNST & YOUNG LLP
EX-23.10 CONSENT OF WITHUMSMITH & BROWN, PC
EX-23.11 CONSENT OF ERNST & YOUNG LLP
EX-23.12 CONSENT OF PRICEWATERHOUSE COOPERS LLP

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

          In this prospectus, we rely on and refer to information and statistics regarding market data and the industries of our initial businesses and investments obtained from internal surveys, market research, independent industry publications and other publicly available information, including publicly available information regarding listed stock. The information and statistics are based on industry surveys and our Manager’s and its affiliates’ experience in the industry.

          The content of the description of the businesses and investments that we will acquire has been prepared by and is the responsibility of the company.

          Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including our Manager, require the following statements. Investments in Macquarie Infrastructure Company Trust are not deposits with or other liabilities of Macquarie Bank Limited or of any Macquarie Group company and are subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees the performance of Macquarie Infrastructure Company Trust or the repayment of capital from Macquarie Infrastructure Company Trust.

i

PROSPECTUS SUMMARY

          This summary highlights selected information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the “Risk Factors” section and the pro forma condensed combined financial statements, the financial statements of our initial businesses and the related notes included in this prospectus.

          Macquarie Infrastructure Company Trust, which we refer to as the trust, will acquire and own its initial businesses and investments through a Delaware limited liability company, Macquarie Infrastructure Company LLC, which we refer to as the company. Except as otherwise specified, “Macquarie Infrastructure Company,” “we,” “us” and “our” refer to both the trust and the company and its subsidiaries together. The company will own the businesses located in the United States through a Delaware corporation and those located outside of the United States through Delaware limited liability companies. Our structure is set forth in the diagram on page 6 of this prospectus. Macquarie Infrastructure Management (USA) Inc., which we refer to as our Manager, is part of the Macquarie Group of companies, which we refer to as the Macquarie Group, which comprises Macquarie Bank Limited and its subsidiaries and affiliates worldwide.

Overview

          We have been formed to own, operate and invest in a diversified group of infrastructure businesses, which are businesses that provide basic, everyday services, such as parking, roads and water, through long-life physical assets. We offer investors an opportunity to participate directly in the ownership of infrastructure businesses in the United States and other developed countries that traditionally have been owned by governments or private investors, or have formed part of vertically integrated companies. Our infrastructure businesses and investments are to be acquired as soon as practicable following the closing of this offering. Each of these acquisitions is subject to the satisfaction of various conditions precedent, including the receipt of applicable third-party consents described under “The Acquisition of Our Initial Business and Investments.” These infrastructure businesses operate in sectors with limited competition and high barriers to entry. As a result, they have sustainable and growing long-term cash flows. We intend to operate and finance our businesses in a manner that maximizes these cash flows. We also intend to make acquisitions complementary to our initial businesses and acquisitions in other attractive infrastructure sectors. Consequently, we expect to be able both to pay regular distributions and to increase the value of Macquarie Infrastructure Company. We anticipate that substantially all of the portion of our regular distributions that are treated as dividends for U.S. federal income tax purposes should qualify for the lower U.S. federal income tax rate (a maximum of 15%) currently applicable to qualified dividend income.

          We will use the proceeds of this offering to acquire our initial businesses and investments. Our initial businesses will consist of an airport services business, an airport parking business, a district energy business and a 50% interest in a toll road. Our initial investments will be in a regulated water utility and a communications infrastructure investment fund. We will acquire our initial businesses and investments for approximately $507 million in cash from the Macquarie Group, from infrastructure investment vehicles managed by the Macquarie Group, or from third parties, plus $461 million in assumed short- and long-term debt, for a total of $968 million. We believe that the scale and scope of these initial businesses and investments give us a significant and diversified presence in the infrastructure sector. Going forward, we intend to focus principally on owning, operating and acquiring infrastructure businesses in the United States.

          We will engage our Manager, a member of the Macquarie Group, to manage our day-to-day operations and affairs. The Macquarie Group is a global leader in the acquisition, financing and management of infrastructure businesses that, as of October 31, 2004, managed over $14 billion of funds invested in 67 infrastructure assets in 14 countries. The Macquarie Group has over 450 professionals dedicated to the infrastructure sector around the world, including over 50 in North America.

          A summary of our initial businesses and investments is as follows:

          Airport Services Business. Our wholly owned airport services business comprises Atlantic and AvPorts. Atlantic operates fixed base operations, or FBOs, at ten airports and has entered into an agreement to acquire additional FBOs at two other airports. AvPorts operates five FBOs and one heliport. We are one of the leading FBO operators in the United States, measured by number of FBOs. FBO operations primarily serve the corporate jet segment of the general aviation industry, providing refueling, de-icing, aircraft parking, hangarage and other services. Approximately 70% of our airport services business revenue in 2003 was generated from fuel sales. According to the Federal Aviation Administration, or FAA, the consumption of jet fuel by the U.S. general aviation fleet is projected to grow on average at 5.1% per year through 2015. We believe the quality of our operations, strong marketing programs and experienced management team provide us with a competitive advantage. In addition, our operations enjoy limited competition and significant barriers to entry, including a lack of space at most of the airports for new competitors. Our airport services business operates its FBOs under leases granted by the relevant local authority at each airport that have an average of 17 years to expiration.

          Airport Parking Business. Our airport parking business, Macquarie Parking, is the largest provider of off-airport parking services in the United States, measured by number of locations. Macquarie Parking’s 23 facilities comprise over 32,000 parking spaces on over 276 acres at 14 major airports across the United States. Macquarie Parking provides customers with secure 24-hour parking close to airport terminals, as well as transport via shuttle bus to and from their vehicles and the terminal. We expect overall occupancy at airport parking facilities to grow in line with passenger enplanements, which the FAA has projected to grow at an average rate of 3.8% per year through 2015. We believe that Macquarie Parking’s size and nationwide coverage, sophisticated marketing programs and experienced management team provide it with a competitive advantage over other airport parking operators and will allow it to increase market share. In addition, Macquarie Parking’s business enjoys significant barriers to entry, primarily due to a lack of suitable land near airports and zoning requirements.

          District Energy Business. Our district energy business comprises Thermal Chicago, which owns and operates the largest district cooling system in the United States, serving mostly downtown Chicago, and a 75% interest in Northwind Aladdin, which is the owner and operator of a facility that provides cooling, heating and back-up electricity primarily to the Aladdin resort and casino in Las Vegas. Thermal Chicago’s cooling services are provided by the circulation of chilled water to 98 customers from its six plants that came on line from 1995 to 2002. Thermal Chicago’s existing customer contracts have a weighted average remaining life of 15 years and produce stable and predictable revenues based on a combination of fixed capacity charges and variable consumption charges. Under these long-term contracts, consumption charges, which constitute approximately half of Thermal Chicago’s revenue, vary in line with economic indices that reflect electricity, labor and other costs. Capacity charges, which constitute the majority of the balance of Thermal Chicago’s revenue, generally increase in line with inflation. As a consequence, Thermal Chicago’s operating income is largely protected from inflationary increases in its direct expenses. Northwind Aladdin provides cooling, heating and back-up electricity under two long-term contracts that expire in 2020. These contracts provide for recovery of substantially all of Northwind Aladdin’s operating costs in addition to monthly fixed payments, resulting in highly stable cash flows.

          Toll Road Business. Our toll road business consists of our 50% ownership of the company that operates Yorkshire Link, a 19-mile highway in the United Kingdom, pursuant to a concession agreement with the U.K. government that terminates in 2026. Under the concession, Yorkshire Link generates revenues from a “shadow” tolling system, under which the U.K. government, rather than road users, pays fees, or “shadow tolls,” based on the volume and type of user traffic. During the five years in which it has operated, Yorkshire Link’s traffic volumes have fulfilled expectations and have produced stable and predictable revenues. The day-to-day operations of Yorkshire Link are supervised by a small operations team seconded from Balfour Beatty plc, which will be our 50% partner in the toll road business.

          Macquarie Communications Infrastructure Group. We will purchase approximately 11.3% of Macquarie Communications Infrastructure Group, or MCG, a public investment vehicle managed by an affiliate of our Manager. MCG’s only investment at present is its 100% ownership of Broadcast Australia Pty Limited, which operates approximately 600 transmission tower sites, the largest broadcasting tower network in Australia. Most of Broadcast Australia’s revenues are earned under long-term contracts with government-owned broadcasters. These contracts accounted for 87% of MCG’s total revenues in its fiscal year ended June 30, 2004. MCG seeks to provide its investors with sustainable dividend yields and to grow through investments in communications infrastructure businesses globally.

          South East Water. We will purchase 17.5% of the holding company that owns South East Water, or SEW, a utility in southeastern England that is the sole provider of water to almost 600,000 households and industrial customers. A U.K. government agency regulates the prices that SEW is allowed to charge for its services. These prices are designed to enable SEW to earn sufficient revenues to recover operating costs, capital infrastructure renewal and taxes, and to generate a return on invested capital, while creating incentives for SEW to operate efficiently. Prices are set every five years for the upcoming five-year period. Under this regulatory system, SEW has stable and predictable profits. A controlling interest in SEW is held by the Macquarie European Infrastructure Fund, which is managed by an affiliate of our Manager.

Industry

          We intend to focus on the ownership and operation of infrastructure businesses with the following types of long-life physical assets:

•	“user pays” assets, such as airport-related infrastructure and roads, whose revenues are derived from a per use charge;

•	contracted assets, such as communications towers and district energy systems, a majority of the revenues of which is derived from long-term contracts with governments or other businesses; and

•	regulated assets, such as water, gas and electric utilities, that are the sole or predominant providers of an essential service and whose prices are typically regulated by the government.

By their nature, these businesses have sustainable and growing long-term cash flows due to consistent customer demand for their basic, everyday services and the businesses’ strong competitive position. The strong competitive position of these businesses results from high barriers to entry, including:

•	high initial development and construction costs;

•	difficulty in obtaining suitable land;

•	required government approvals, which may be difficult and time consuming to obtain; and

•	long-term exclusive concessions and customer contracts.

We will not seek to acquire infrastructure businesses that face significant competition, such as merchant electricity generation facilities.

Strategy

          We have two primary strategic objectives: to improve and expand the operations of our initial businesses; and to acquire businesses in other attractive infrastructure sectors. Our association with the Macquarie Group is a key component of our strategy.

Operational Strategy

          We will rely on the Macquarie Group’s demonstrated expertise and experience in the management of infrastructure businesses to execute our operational strategy. In managing infrastructure businesses, the Macquarie Group (1) recruits and incentivizes talented operational management teams, (2) instills financial management discipline consistently across the businesses, (3) sources and executes acquisitions and (4) structures and arranges debt financing for the businesses to maximize returns to shareholders.

          We plan to increase the cash generated by our initial businesses through initiatives to grow revenues and improve profit margins by:

•	Improving and expanding our existing marketing programs. We intend to further expand these programs in our airport services and airport parking businesses.

•	Making selective capital expenditures to expand certain operations. We believe there are opportunities to earn attractive returns from capital expenditures within our businesses to improve facilities and expand capacity, such as in our district energy business.

•	Strengthening our competitive position through complementary acquisitions. We will actively pursue complementary acquisitions. We believe that complementary acquisitions will improve our overall performance by leveraging our brands and marketing programs, providing cost synergies and making our debt raising more cost efficient.

Acquisition Strategy

          We will rely on the Macquarie Group’s acquisition and financing expertise to identify and make attractive acquisitions in the infrastructure sector, in which opportunities often are not widely offered, well understood or properly valued.

          We intend to acquire infrastructure businesses and investments in sectors other than those sectors in which our initial businesses operate and where we expect attractive returns. While we intend to focus on the United States, we will also consider opportunities in other developed countries. Generally, we will seek to acquire controlling interests, but we may acquire minority positions in businesses in attractive sectors where those acquisitions generate immediate dividends and where our partners have similar objectives to our own.

          We believe that opportunities to acquire these types of infrastructure businesses from private sector owners will increase as vertically integrated owners of infrastructure restructure for competitive, financial or regulatory reasons. We also believe that the continuation of the trend toward the privatization of infrastructure assets will lead to acquisition opportunities.

Our Manager

          Management. The company will enter into a management services agreement with our Manager, which will manage our day-to-day operations and affairs and will oversee the management teams of our operating businesses. Neither the trust nor the company will have any employees. Our Manager has assigned, or seconded, to the company, on a permanent and wholly dedicated basis, two of its employees to assume the offices of chief executive officer and chief financial officer and will make other personnel available as required. The services performed for the company will be provided at our Manager’s cost, including the compensation of our seconded officers. Each of our initial businesses has seasoned management teams who have day-to-day responsibility for enhancing the operations of their respective businesses and who will be responsible for profitability and internal growth.

          Compensation. We will pay our Manager a management fee based primarily on our market capitalization. In addition, to incentivize our Manager to maximize shareholder returns, we will pay performance fees to our Manager equal to 20% of the outperformance, if any, of quarterly total returns to our shareholders compared to a benchmark index, provided that total shareholder returns for the quarter are positive.

          Our Manager’s Investment. Our Manager has agreed to purchase from us, concurrently with the closing of this offering in a separate private placement, the number of shares, at a per share price equal to the initial public offering price, with a total price of $50 million. We have agreed that our Manager may sell up to 30% of these shares at any time. At any time from and after the first anniversary of the closing of this offering, it may sell up to a further 35% of these shares and may sell the balance at any time from and after the third anniversary of the closing of this offering. We have agreed to file a shelf registration statement to cover all shares owned by our Manager as soon as reasonably possible following the first anniversary of the closing of this offering, or earlier, if requested by our Manager, to cover 30% of our Manager’s initial investment as well as any additional shares purchased by our Manager upon the reinvestment of any of its management fees.

Corporate Structure

      The board of directors of the company will include three independent directors and one director appointed by our Manager. The company, directly or through its wholly owned subsidiaries, will purchase and own:

•	North America Capital Holding Company, or North America Capital, the holding company that indirectly owns Atlantic, which in turn has entered into a purchase agreement to expand its existing business by acquiring General Aviation Holdings, LLC, or GAH, the holding company that indirectly owns two FBOs;

•	Macquarie Airports North America Inc., or MANA, the holding company that indirectly owns AvPorts;

•	Macquarie Americas Parking Corporation, or MAPC, the holding company that will indirectly own 87.1% of Macquarie Parking;

•	Macquarie District Energy Holdings LLC, or MDEH, the holding company that indirectly owns Thermal Chicago and a 75% controlling interest in Northwind Aladdin;

•	50% of Connect M1-A1 Holdings Limited, or CHL, the holding company that owns all the capital stock of the holder of the government concession to operate Yorkshire Link;

•	approximately 11.3% of the securities of MCG; and

•	17.5% of Macquarie Luxembourg Water SarL, the holding company for SEW.

Corporate Information

          Macquarie Infrastructure Company Trust is a Delaware statutory trust formed in April 2004. Macquarie Infrastructure Company LLC is a Delaware limited liability company formed in April 2004. Our principal executive offices are located at 600 Fifth Avenue, 21st Floor, New York, New York 10020, and our telephone number is (212) 548-6538.

Our Proposed Organizational Structure

The Offering

Shares of Trust Stock Offered by Us	21,400,000 shares

Shares Outstanding After the Offering	23,400,100 shares

Use of Proceeds	We estimate that our net proceeds from this offering without exercise of the overallotment option will be approximately $ million. We intend to use these net proceeds and the $50 million of proceeds from the private placement to our Manager to:

• pay the purchase price and related costs of our acquisitions of our initial businesses and investments;

• pay the transaction costs related to this offering; and

• provide funds for general corporate purposes.

Dividend Policy	We intend to declare and pay regular quarterly cash distributions on all outstanding shares. We intend to declare and pay an initial quarterly distribution for the quarter ending March 31, 2005 of $0.50 per share. We also intend to pay an initial distribution, pro rated for the period from the completion of this offering to December 31, 2004, at the same rate as such initial quarterly distribution that will be paid at the same time as the initial quarterly distribution. We have determined this initial distribution and the initial quarterly distribution on the basis of the current results of operations of our initial businesses and initial investments, all of which have significant operating histories, and our desire to provide sustainable and then increasing levels of distributions to our investors. The declaration and payment of our initial distribution, initial quarterly distribution and, if declared, the amount of any future distribution will be subject to a decision of the company’s board of directors, which will include a majority of independent directors.

The Shares of Trust Stock	Each share of trust stock represents an undivided beneficial interest in the trust and each share of trust stock corresponds to one underlying LLC interest of the company owned by the trust. Unless the trust is dissolved, it must remain the sole holder of 100% of the LLC interests and at all times the company will have outstanding the identical number of LLC interests as the number of outstanding shares of trust stock. Each outstanding share of trust stock is entitled to one vote on any matter with respect to which the trust, as sole member of the company is entitled to vote. The company, as sponsor of the trust, will provide to the trust, for transmittal to shareholders of the trust, the appropriate form of proxy to enable the shareholders of the trust to exercise, in proportion to their percentage ownership of trust stock, the voting rights of the trust, and the trust will vote its LLC interests in the same proportion as the vote of holders of the trust stock. Please see the “Description of Shares” section below for information regarding the material terms of the shares.

U.S. Federal Income Tax Considerations	Subject to the discussion below in “Material U.S. Federal Income Tax Considerations,” the trust will be classified as a grantor trust for U.S. federal income tax purposes. As a result, for U.S. federal income tax purposes, you generally will be treated as the beneficial owner of a pro rata portion of the interests in the company held by the trust. Subject to the discussion below in “Material U.S. Federal Income Tax Considerations,” the company will be classified as a partnership for U.S. federal income tax purposes. Accordingly, neither the company nor the trust will incur U.S. federal income tax liability; rather, each beneficial owner of shares of trust stock will be required to take into account its allocable share of our income, gain, loss, deduction and other items for our taxable year ending with or within its taxable year.

To the extent that the company receives dividend income that qualifies for the lower rate of tax applicable to long-term capital gains, holders of shares of trust stock who satisfy certain holding period requirements will recognize dividend income that qualifies for the lower rate of tax (maximum of 15%).

The company anticipates that more than 90% of a holder’s distributive share of our income during each year will be qualifying income for purposes of the holder’s determination of whether such holder satisfies the income requirements necessary to qualify as a regulated investment company for U.S. federal income tax purposes.

The company also will not be treated as “engaged in a trade or business within the United States” and therefore it should not realize income that would be treated as effectively connected with the conduct of a trade or business within the United States.

Please refer to the “Material U.S. Federal Income Tax Considerations” section below for information on the potential U.S. federal income tax consequences of the purchase, ownership and disposition of shares of trust stock.

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in the shares.

          The number of shares outstanding after the offering assumes that our Manager purchases               shares and that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 3,210,000 shares.

Summary Financial Data

          The summary financial data for Atlantic at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 were derived from Executive Air Support, Inc.’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data of North America Capital, the owner of Atlantic, at July 29, 2004 and September 30, 2004 and for the periods January 1 through July 29, 2004 and July 30 through September 30, 2004 were derived from unaudited consolidated condensed financial statements included elsewhere in this prospectus.

          The summary financial data for General Aviation Holdings, LLC, or GAH, at December 31, 2003 and for the year ended December 31, 2003 were derived from GAH’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data of GAH at September 30, 2004 and for the nine months ended September 30, 2003 and 2004 were derived from GAH’s unaudited consolidated condensed financial statements included elsewhere in this prospectus.

          The summary financial data for Macquarie Airports North America Inc., or MANA, also referred to as AvPorts, for the year ended December 31, 2001, and for the period January 1, 2002 to November 5, 2002, are derived from the audited consolidated statements of Amports Aviation Division (a division of American Port Services Inc.), or the predecessor, included elsewhere in this prospectus. The summary financial data for MANA for the period June 28, 2002 (inception) to December 31, 2002 were derived from the unaudited financial statements of MANA. The summary financial data for MANA for the year ended December 31, 2003 were derived from a combination of the audited consolidated financial statements of MANA from April 1, 2003 to December 31, 2003, which are included elsewhere in this prospectus, and the unaudited financial statements of MANA for the period January 1, 2003 to March 31, 2003. The summary financial data for MANA at September 30, 2004 and for the nine months ended September 30, 2003 and 2004 are derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus.

          The summary financial data for Macquarie Parking for the year ended December 31, 2001 and for the period from January 1, 2002 to December 18, 2002 are derived from the audited consolidated statements of operations of Off-Airport Parking Operations of PCA Parking Company of America, LLC, or the predecessor, included elsewhere in this prospectus. The summary financial data for Macquarie Parking for the period from July 23, 2002 to December 31, 2002 and for the year ended December 31, 2003 and at December 31, 2002 and 2003 are derived from the audited consolidated financial statements of Macquarie Parking, included elsewhere in this prospectus. The summary financial data for Macquarie Parking at September 30, 2004 and for the nine months ended September 30, 2003 and 2004 are derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus.

          The summary financial data for Thermal Chicago at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 were derived from Thermal Chicago’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data of Macquarie District Energy Holdings, owner of Thermal Chicago and 75% of Northwind Aladdin, for the six months ended June 30, 2004, the three months ended September 30, 2004, and the nine months ended September 30, 2003 were derived from MDEH’s unaudited consolidated financial statements included elsewhere in this prospectus.

          The summary financial data for Northwind Aladdin at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 were derived from Northwind Aladdin’s audited consolidated financial statements included elsewhere in this prospectus.

          The summary financial data for CHL at March 31, 2003 and 2004 and for the years ended March 31, 2002, 2003 and 2004 were derived from the audited financial statements included elsewhere in this prospectus. We own indirectly 50% of CHL and accordingly will account for this business under the equity method of accounting.

          The following summary financial data represent the historical financial information for North America Capital, GAH, AvPorts, Macquarie Parking, MDEH, Northwind Aladdin and CHL and do not reflect the accounting for these businesses upon completion of the acquisitions and the operation of the businesses as a consolidated entity. You should read this information with the financial statements and related notes, the unaudited condensed combined pro forma financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				Predecessor		Successor
	Predecessor			Nine Months	Predecessor	July 30
	Year Ended December 31,			Ended	January 1	through
				September 30,	through	September 30,
North America Capital	2001	2002	2003	2003	July 29, 2004	2004

	($ in thousands)
Statements of Operations Data:
Revenue	$60,344	$68,591	$77,849	$57,106	$55,762	$16,336
Operating income	6,108	13,380	16,205	11,913	8,663	1,829
(Loss) income from continuing operations	(547)	4,942	6,045	4,386	(3,376)	(353)

	Predecessor

	At December 31,		Successor At
			September 30,
	2002	2003	2004

	($ in thousands)
Balance Sheet Data:
Total assets	$128,836	$135,210	$299,155
Total liabilities	74,968	75,369	207,735
Preferred stock	64,099	64,099	918
Stockholders’ (deficit) equity	(10,231)	(4,258)	90,502

		Nine Months Ended
	Year Ended	September 30,
	December 31,
GAH(1)	2003	2003	2004

	($ in thousands)
Statements of Operations Data:
Revenue	$17,564	$12,688	$15,481
Operating income	1,450	660	2,970
Net (loss) income	(653)	(843)	1,169

	At	At
	December 31,	September 30,
	2003	2004

	($ in thousands)
Balance Sheet Data:
Total assets	$25,653	$26,587
Notes payable to members	20,000	20,000
Total liabilities	21,452	21,218
Member’s redeemable interest	4,086	5,226
Members’ equity	114	143

(1)	Excluding the La Quinta FBO not being acquired.

		Predecessor	Successor					Nine Months
	Predecessor	January 1,	June 28,	Combined	January 1,	April 1,	Combined	Ended
	Year Ended	2002 to	2002 to	Year Ended	2003 to	2003 to	Year Ended	September 30,
	December 31,	November 5,	December 31,	December 31,	March 31,	December 31,	December 31,
AvPorts	2001	2002	2002	2002	2003	2003	2003	2003	2004

	($ in thousands)
Statement of Operations Data:
Revenue	$28,936	$28,619	$5,158	$33,777	$9,885	$27,130	$37,015	$27,179	$33,373
Operating income	1,948	3,582	(916)	2,666	151	415	566	502	1,350
Net income (loss)	180	1,267	(1,506)	(239)	(24)	(2,482)	(2,506)	(1,956)	(1,473)

	At	At
	December 31,	September 30,
	2003	2004

	($ in thousands)
Balance Sheet Data:
Total assets	$59,779	$56,482
Total liabilities	52,782	52,336
Stockholders’ equity	6,997	4,146

			Macquarie		Macquarie Parking
		Predecessor	Parking	Macquarie	Nine Months
	Predecessor	Period from	from July 23,	Parking	Ended
	Year Ended	January 1 to	2002 to	Year Ended	September 30,
	December 31,	December 18,	December 31,	December 31,
Macquarie Parking	2001	2002	2002(1)	2003(2)	2003	2004(2)

	($ in thousands)
Statement of Operations Data:
Revenue	$20,541	$20,524	$525	$26,291	$14,670	$38,046
Operating income	3,200	4,184	(556)	1,730	1,673	4,949
Net loss	(4,042)	(6,727)	(636)	(5,000)	(900)	(635)

	At December 31,		At
			September 30,
	2002	2003(2)	2004(2)

	($ in thousands)
Balance Sheet Data:
Total assets	$85,502	$155,143	$154,670
Total liabilities	62,644	136,372	137,023
Shareholders’ equity	22,307	12,421	11,372

(1)	Established on July 23, 2002, operations began December 19, 2002 with the acquisition of the predecessor.

(2)	Includes Avistar, which was acquired on October 1, 2003.

	Predecessor			Predecessor	Predecessor	Successor
	Year Ended			Nine Months	Six Months	Three Months
	December 31,			Ended	Ended	Ended
				September 30,	June 30,	September 30,
MDEH	2001(1)	2002(1)	2003(1)	2003(1)	2004(1)	2004

		($ in thousands)
Statements of Operations Data:
Revenue	$25,592	$30,663	$31,333	$25,051	$14,777	$11,812
Operating income	4,690	5,738	8,030	7,936	3,647	2,350
Net income (loss)	(5,980)	(1,344)	2,806	2,889	(4,027)	(848)

(1)	As restated.

	Predecessor		Successor
	At December 31,		At
			September 30,
	2002	2003	2004

	($ in thousands)
Balance Sheet Data:
Total assets	$121,827	$124,181	$244,813
Total liabilities	119,061	118,608	187,580
Member’s/stockholder’s equity	2,766	5,573	51,847

	Year Ended
	December 31

Northwind Aladdin(1)	2001(2)	2002(2)	2003(2)

	($ in thousands)
Statement of Operations Data:
Revenue	$9,485	$9,101	$7,230
Operating profit	5,433	4,488	3,991
Net income	802	620	581

	At December 31

	2002	2003(2)

	($ in thousands)
Balance Sheet Data:
Total assets	$41,563	$40,818
Total liabilities	39,115	37,445
Stockholders’ equity	2,448	3,373

(1)	Following its acquisition on September 29, 2004, Northwind Aladdin’s financial statements have been consolidated into MDEH.

(2)	As restated.

	Year Ended March 31,

CHL	2002	2003	2004

	(£ in thousands)
Statement of Operations Data:
Revenue	£46,051	£45,267	£46,284
Operating income	33,895	32,618	32,425
Net income (loss)	4,549	(2,113)	11,082

	At March 31,

	2003	2004

	(£ in thousands)
Balance Sheet Data:
Total assets	£297,799	£286,573
Total liabilities	348,742	329,098
Shareholders’ deficit	(50,943)	(42,525)

RISK FACTORS

          An investment in the shares involves a number of risks. You should carefully read and consider the risks described below before investing in our shares. Any of these risks could result in a significant or material adverse effect on our results of operations or financial condition and a corresponding decline in the market price of the shares. You could lose all or part of your investment.

Risks Related to Our Business

We have no previous operating history and we may not be able to successfully manage our initial businesses on a combined basis.

          We were formed in April 2004 and have conducted no operations and have generated no revenues to date. We will use the proceeds of this offering to acquire our initial businesses and investments for cash from the Macquarie Group, infrastructure investment vehicles managed by the Macquarie Group, or third parties. Our initial businesses have never been operated as a combined company. As a result, if we do not develop effective systems and procedures, including accounting and financial reporting systems, to manage our operations, we may not be able to manage the combined enterprise on a profitable basis. In addition, the pro forma condensed combined financial statements of our initial businesses cover periods during which most of our initial businesses were not under common control or management and, therefore, may not be indicative of our future financial condition or operating results.

In the event of the underperformance of our Manager, we may be unable to remove our Manager, which could limit our ability to improve our performance and could adversely affect the market price of our shares.

          Under the terms of the management services agreement, our Manager must significantly underperform in order for the management services agreement to be terminated. The company’s board of directors cannot remove our Manager unless:

•	our shares underperform a benchmark index by more than 30% in relative terms and more than 2.5% in absolute terms in 16 out of 20 consecutive quarters prior to and including the most recent full quarter, and the holders of a minimum of 66 2/3% of the outstanding trust stock (excluding any shares of trust stock owned by our Manager or any affiliate of the Manager) vote to remove our Manager;

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice;

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreement, or engages in fraudulent or dishonest acts; or

•	our Manager experiences certain bankruptcy events.

          Our Manager’s performance will be measured by the market performance of our shares relative to the benchmark index. As a result, even if the absolute market performance of our shares does not meet expectations, the company’s board of directors cannot remove our Manager unless the market performance of our shares also significantly underperforms the benchmark index. If we were unable to remove our Manager in circumstances where the absolute market performance of our shares does not meet expectations, the market price of our shares could be negatively affected.

The terms of the acquisition agreements with respect to our initial businesses and investments, the management services agreement and the registration rights agreement with respect to our Manager’s investment were negotiated without independent assessment on our behalf, and these terms may be less advantageous to us than if they had been the subject of arm’s-length negotiations.

          The terms and pricing of the agreements with respect to our acquisitions of our initial businesses and investments from the Macquarie Group and investment vehicles managed by the Macquarie Group and the terms of the management services agreement and registration rights agreement which we intend to enter into were negotiated among Macquarie Group affiliated entities in the overall context of this offering. There was no review by unaffiliated third parties, including the company’s independent board members, on our behalf of the pricing or the terms of the agreements which we have entered into or intend to enter into. As a result, provisions of these agreements may be less favorable to the company than they might have been had they been produced by arm’s-length transactions between unaffiliated third parties.

Our Manager can resign on 90 days’ notice and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations which could adversely affect our financial results and negatively impact the market price of our shares.

          Our Manager has the right, under the management services agreement, to resign at any time on 90 days’ notice, whether we have found a replacement or not. Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including our Manager, require that subsidiaries of Australian banks providing management services have these resignation rights.

          If our Manager resigns, we may not be able to find a new external manager or hire internal management with similar expertise within 90 days to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial results could be adversely affected, perhaps materially, and the market price of our shares may decline. In addition, the coordination of our internal management, acquisition activities and supervision of our businesses and investments are likely to suffer if we were unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Manager and its affiliates.

          Furthermore, if our Manager resigns, the trust, the company and its subsidiaries will be required to cease using the Macquarie brand entirely, including changing their names to remove any reference to “Macquarie.” This may cause the value of the company and the market price of our shares to decline.

Our holding company structure may limit our ability to make regular distributions to our shareholders because we will rely on distributions both from our subsidiaries and the companies in which we hold investments.

          We are a holding company with no operations. Therefore, we will be dependent upon the ability of our initial businesses and investments to generate earnings and cash flows and distribute them to us in the form of dividends and upstream debt payments to enable us to meet our expenses and to make distributions to our shareholders. The ability of our operating subsidiaries and the businesses in which we will hold investments to make distributions to us is subject to limitations under the terms of their debt agreements and the applicable laws of their respective jurisdictions. If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our businesses and investments, we may not be able to declare or may have to delay or cancel payment of distributions on our shares.

Our initial businesses and the businesses in which we will initially invest have substantial indebtedness, which could inhibit their operating flexibility.

          The company will initially have no debt. As of September 30, 2004, on a consolidated pro forma basis, we had total long-term debt of $461 million. All of this debt is at the subsidiary level and has recourse only to the relevant business. The companies in which we will have initial investments also have debt. The terms of this debt generally require our operating businesses and the companies in which we have investments to comply with significant operating and financial covenants. The ability of each of our initial businesses and investments to meet their respective debt service obligations and to repay their outstanding indebtedness will depend primarily upon cash produced by that business.

          This indebtedness could have important consequences, including:

•	limiting the payment of dividends and distributions to us;

•	increasing the risk that our subsidiaries and the companies in which we will hold investments might not generate sufficient cash to service their indebtedness;

•	limiting our ability to use operating cash flow in other areas of our businesses because our subsidiaries or the companies in which we will hold investments must dedicate a substantial portion of their operating cash flow to service their debt;

•	limiting our and our subsidiaries’ ability to borrow additional amounts for working capital, capital expenditures, debt services requirements, execution of our internal growth strategy, acquisitions or other purposes; and

•	limiting our ability to capitalize on business opportunities and to react to competitive pressures or adverse changes in government regulation.

          If any of our subsidiaries or the companies in which we will hold initial investments is unable to comply with the terms of its respective debt agreements, it may be required to refinance a portion or all of its debt or to obtain additional financing. It may be unable to refinance or obtain additional financing because of its high levels of debt and the debt incurrence restrictions under its debt agreements. It may be forced to default on its debt obligations if cash flow is insufficient and refinancing or additional financing is unavailable, and, as a result, the relevant debt holders may accelerate the maturity of their obligations.

The audited financial statements of the company at and for the year ended December 31, 2004 will not include meaningful comparisons to prior years, may differ substantially from the pro forma condensed combined financial statements included in this prospectus and may include accounting policies and principles for the company and its subsidiaries that differ from those used by one or more of our initial businesses in the preparation of the financial statements included in this prospectus.

          The audited financial statements of the company at and for the year ended December 31, 2004 will include consolidated results of operations and cash flows only for the period from the date of acquisition to year end. Since we will purchase our initial businesses and investments only after the closing of this offering, we anticipate that our audited financial statements will not contain full-year consolidated results of operations and cash flows until the end of our 2005 fiscal year. Consequently, meaningful year-to-year comparisons will not be available, at the earliest, until two fiscal years following the completion of this offering.

          In addition, the company’s board of directors has not yet made a decision on who will act as our auditors after the conclusion of this offering and we have not yet retained an auditing firm to perform an audit of our consolidated financial statements going forward. Therefore, our new auditor will not have reviewed the pro forma condensed combined financial statements contained in this prospectus and may not agree with the pro forma adjustments applied to the historical financial statements of our initial businesses. Furthermore, assumptions that have been made in the pro forma condensed combined financial statements, although reasonable, may prove to be inaccurate.

          Upon the completion of the acquisitions of our initial businesses, our new auditor may determine that consolidation of these businesses requires the adoption of accounting principles not previously applied or may require application of accounting principles different from those used in the preparation of audited consolidated financial statements. In these circumstances, our new auditor may require that we restate some or all of the historical audited financial statements of our initial businesses.

We may not be able to complete our consolidated financial statements for the year ended December 31, 2004 in time to file our initial annual report on Form 10-K in a timely fashion.

          We have not yet named an auditor on a going forward basis. Therefore, given the complexity of preparing consolidated financial statements for our combined operations, our new auditor may not be able to complete its audit of our year-end financial statements in time for us to meet our initial financial reporting obligations.

We own minority interests in our initial investments and may acquire similar minority interests in future investments, and consequently cannot exercise significant influence over their business or the level of their distributions to us, which could adversely affect our results of operations and our ability to generate cash and make distributions.

          We will own minority positions in the investments in MCG and SEW and have limited legal rights to influence the management of those businesses or any other businesses in which we make minority investments. MCG is managed by an affiliate of our Manager and SEW is majority owned by an entity that is managed by an affiliate of our Manager. These entities may develop different objectives than we have and may not make distributions to us at levels that we anticipate. Our inability to exercise significant influence over the operations, strategies and policies of the businesses in which we will have, or may acquire following this offering, a minority interest means that decisions could be made that could adversely affect our results and our ability to generate cash and pay distributions on our shares.

Our cash flows may be negatively affected by our failure to consummate the acquisitions of our initial businesses and investments as anticipated.

          We have entered into agreements to acquire our initial businesses and investments. The closings of these acquisitions are subject to the receipt of third-party consents and the satisfaction of various conditions precedent described under “The Acquisition of Our Initial Businesses and Investments.” Accordingly, we may not be able to consummate the acquisition of some or all of our initial businesses or investments in a timely manner or at all. In the event our acquisitions of some or all of our initial businesses or investments are delayed or do not occur at all, we intend to use the funds that were intended for those acquisitions to buy or invest in other infrastructure businesses in accordance with our acquisition strategy. Pending application of the funds, we plan to invest them in cash or U.S. government obligations. As a consequence, we may not be able to earn a sufficient return on the funds reserved for any such acquisition to replace the anticipated cash flows of those businesses or investments.

Our ability to acquire additional infrastructure businesses is subject to factors beyond our control and, as a result, we may not be able to successfully execute our acquisition strategy due to higher acquisition prices and fewer opportunities.

          A major component of our strategy is to acquire additional infrastructure businesses both within the sectors in which we will initially operate and in sectors where we will initially have no presence. Acquisitions involve a number of special risks, including failure of the acquired business to achieve expected results, failure to identify material risks or liabilities associated with the acquired business prior to its acquisition, diversion of our management’s attention, and the failure to retain key personnel of the acquired business, some or all of which could have a material adverse effect on our business, cash flow and ability to pay distributions on our shares. We expect to face competition for acquisition opportunities, and some of our competitors may have greater financial resources or access to financing on more favorable terms than we will. This competition may limit our acquisition opportunities, may lead to higher acquisition prices or both. While we expect that our relationship with the Macquarie Group will help us in making acquisitions, we cannot assure you that the benefits we anticipate will be realized.

We may not be able to successfully fund future acquisitions of new infrastructure businesses due to the unavailability of debt or equity financing on acceptable terms, which could impede the implementation of our acquisition strategy and negatively impact our business.

          In order to make acquisitions, we will generally require funding from external sources. Since the timing and size of acquisitions cannot be readily predicted, we may need to be able to obtain funding on short notice to benefit fully from attractive opportunities. Debt to fund an acquisition may not be available on short notice or may not be available on terms acceptable to us. In addition, the level of our subsidiary indebtedness will impact our ability to borrow at the holding company level. We intend to fund the balance of the consideration for future acquisitions through the issuance of additional shares. If our shares do not maintain a sufficient market value, issuance of new shares may result in dilution of our then-

existing shareholders. Alternatively, we may not be able to complete the issuance of the required amount of shares on short notice or at all due to a lack of investor demand for the shares at prices that we consider to be in the interests of then-existing shareholders. As a result of a lack of funding, we may not be able to pursue our acquisition strategy successfully.

Many of our initial businesses and investments are, and our future businesses and investments may be, operated pursuant to government permits, licenses, leases, concessions or contracts which are generally very complex and may result in a dispute over interpretation or enforceability. Our failure to comply with regulations or concessions could subject us to monetary penalties or result in a revocation of our rights to operate the affected business.

          Many of our initial businesses and initial investments (such as our airport services business, our district energy business, our toll road business and SEW) are, and our future businesses and investments may be, subject to substantial regulation by governmental agencies. In addition, their operations do and may rely on government permits, licenses, concessions, leases or contracts that are generally very complex and may result in a dispute over interpretation or enforceability. If we fail to comply with these regulations or contractual obligations, we could be subject to monetary penalties or we may lose our rights to operate the affected business, or both. Where our ability to operate an infrastructure business is subject to a concession or lease from the government, the concession or lease may restrict our ability to operate the business in a way that maximizes cash flows and profitability. Further, our ability to grow our initial businesses will often require consent of numerous government regulators. These consents may be costly to seek and we may not be able to obtain them. Failure to obtain any required consents could limit our ability to achieve our growth strategy.

          The leases or concessions may also contain clauses more favorable to the government counterparty than a typical commercial contract. For instance, a lease or concession may enable the government to terminate the lease or concession in certain circumstances without requiring them to pay adequate compensation. In addition, government counterparties also may have the discretion to change or increase regulation of our operations, or implement laws or regulations affecting our operations, separate from any contractual rights they may have. Governments have considerable discretion in implementing regulations that could impact these businesses, and because our businesses provide basic, everyday services, and face limited competition, governments may be influenced by political considerations and may make decisions that adversely affect our businesses.

Governmental agencies may determine the prices we charge and may be able to restrict our ability to operate our business to maximize profitability.

          Where our business is the sole or predominant service provider in its service area and provides services that are essential to the community, such as SEW, it is subject to rate regulation by governmental agencies that will determine the prices it may charge. We may be subject to unfavorable price determinations that may be final with no right of appeal or which, despite a right of appeal, as in the case of SEW, could result in our profits being negatively affected. Businesses and investments we acquire in the future may also be subject to rate regulation.

Our results are subject to quarterly and seasonal fluctuations that may adversely affect the market price of our shares.

          Our airport services business, airport parking business and district energy business can be subject to seasonal variations. Our airport services business, airport parking business and district energy businesses generally experience greater revenues and profitability in the summer months, although the causes of seasonality are specific to each of these businesses. Accordingly, our operating results for any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year and this may adversely affect the market price of our shares.

The ownership of businesses and investments located outside of the United States exposes us to currency exchange risks that may result in a decrease in the carrying value of our investments and a decrease in the amount of distributions we receive from our businesses and investments, which could negatively impact our results of operations.

          Our interests in CHL, MCG and SEW will be subject to risk from fluctuations in currency exchange rates, as the reporting currencies of CHL and SEW are Pounds Sterling, and the reporting currency of MCG is Australian dollars. We expect to receive distributions from CHL, MCG and SEW denominated in these currencies. Fluctuations in the currency exchange rates for Pounds Sterling and Australian dollars against the U.S. dollar resulting in losses from any such fluctuations will be reflected in our results. A strengthening of the U.S. dollar against these currencies would reduce the U.S. dollar amount of the distributions we receive from these foreign operations.

Certain provisions of the management services agreement, the operating agreement of the company and the trust agreement make it difficult for third parties to acquire control of the trust and the company and could deprive you of the opportunity to obtain a takeover premium for your shares.

          In addition to the limited circumstances in which our Manager can be terminated under the terms of the management services agreement, the management services agreement provides that in circumstances where the trust stock ceases to be listed on a recognized U.S. exchange or on the Nasdaq National Market as a result of the acquisition of trust stock by third parties in an amount that results in the trust stock ceasing to meet the distribution and trading criteria on such exchange or market, the Manager has the option to either propose an alternate fee structure and remain our Manager or resign, terminate the management services agreement upon 30 days’ written notice and be paid a substantial termination fee. The termination fee payable on the Manager’s exercise of its right to resign as our Manager subsequent to a delisting of our shares could delay or prevent a change in control that may favor our shareholders. Furthermore, in the event of such a delisting, any proceeds from the sale, lease or exchange of a significant amount of assets must be reinvested in new assets of our company. We will also be prohibited from incurring any new indebtedness or engaging in any transactions with the shareholders of the company or its affiliates without the prior written approval of the Manager. These provisions could deprive the shareholders of the trust of opportunities to realize a premium on the shares of trust stock owned by them.

          The operating agreement of the company, which we refer to as the LLC agreement, and the trust agreement contain a number of provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, control of the trust and the company. These provisions include:

•	restrictions on the company’s ability to enter into certain transactions with our major shareholders, with the exception of our Manager, modeled on the limitation contained in Section 203 of the Delaware General Corporation Law;

•	allowing only the company’s board of directors to fill vacancies, including newly created directorships and requiring that directors may be removed only for cause and by a shareholder vote of 66 2/3%;

•	requiring that only the company’s chairman or board of directors may call a special meeting of our shareholders;

•	prohibiting shareholders from taking any action by written consent;

•	establishing advance notice requirements for nominations of candidates for election to the company’s board of directors or for proposing matters that can be acted upon by our shareholders at a shareholders meeting;

•	having a substantial number of additional shares of authorized but unissued trust stock;

•	providing the company’s board of directors with broad authority to amend the LLC agreement and the trust agreement; and

•	requiring that any person who acquires ten percent or more of the shares of trust stock in this offering or is the beneficial owner of ten percent or more of our shares in the future make a number of representations to the City of Chicago in its standard form of Economic Disclosure Statement, or EDS, the current form of which is included in our LLC agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Macquarie Parking and AvPorts have a substantial amount of senior debt due to mature in 2006 and 2007, respectively and Atlantic may enter into a bridge loan for the purchase of GAH that will mature in 2005. The inability to extend, refinance or repay these debts when due would have a material adverse effect on those businesses. In addition, if interest rates increase, the cost of servicing any debt that Macquarie Parking, AvPorts and Atlantic raise to refinance the maturing debts will increase, reducing their profitability and ability to pay dividends to us.

          Macquarie Parking has $126 million of senior debt due in 2006 and AvPorts has $36 million of senior debt due in 2007. If Atlantic is unable to increase the amount available under its existing term debt facility, it may enter into a bridge loan of $27.4 million, which will mature in 2005, to finance its acquisition of GAH. These loans will have to be extended or refinanced on the respective maturity dates or repaid. We cannot assure you that replacement loans will be available. If available, replacement loans may only be available at substantially higher interest rates or margins or with substantially more restrictive covenants. Either event may limit the operational flexibility of the businesses and their ability to upstream dividends and distributions. We also cannot assure you that we or the other owners of Macquarie Parking will be able to make capital contributions to repay some or all of the debt if required. If Macquarie Parking, AvPorts or Atlantic are unable to repay their debts when due, they would become insolvent. If interest rates increase, Macquarie Parking, AvPorts and Atlantic will pay higher rates of interest on any debts that they raise to refinance the senior debts, thereby reducing their profitability and, consequently, having an adverse impact on their ability to pay dividends to us.

Our initial businesses and investments have environmental risks that may impact our future profitability.

          The operations of our initial businesses and investments are, and businesses we acquire or investments we make in the future may be, subject to numerous statutes, rules and regulations relating to environmental protection. In particular, our airport services business is subject to environmental protection requirements relating to the storage, transport, pumping and transfer of fuel, and our district energy business is subject to requirements relating mainly to its handling of significant amounts of hazardous materials. Certain statutes, rules and regulations might also require that our initial businesses, or businesses we acquire in the future, address possible prior or future environmental contamination, including soil and groundwater contamination, that results from the spillage of fuel, hazardous materials or other pollutants.

          Under various federal, state, local and foreign environmental statutes, rules and regulations, a current or previous owner or operator of real property may be liable for noncompliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous materials. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous materials. The presence of these hazardous materials on a property could also result in personal injury or property damage or similar claims by private parties.

          Persons who arrange for the disposal or treatment of hazardous materials may also be liable for the costs of removal or remediation of those materials at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person.

          Any liability resulting from noncompliance or other claims relating to environmental matters could have a material adverse effect on our results of operations, financial condition, liquidity and prospects.

The internal controls of our initial businesses have not yet been integrated and we have only recently begun to examine the internal controls that are in place.

          The company is required under applicable law and regulations to integrate the various systems of internal controls over financial reporting of our initial businesses and we are evaluating these businesses’ existing internal controls versus the standards adopted by the Public Company Accounting Oversight Board (PCAOB). During the course of our ongoing evaluation and integration of the internal controls of our initial businesses, we may identify areas requiring improvement, and may have to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to the company and require us to divert substantial resources, including management time, from other activities. We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We also cannot be certain that our auditors will not have to report a material weakness in connection with the presentation of our 2005 financial statements.

We are dependent on certain key personnel, and the loss of key personnel, or the inability to retain or replace qualified employees, could have an adverse effect on our business, financial condition and results of operations.

          We intend to operate our initial businesses on a stand-alone basis, relying on existing management teams for day-to-day operations. Consequently, our operational success, as well as the success of our internal growth strategy, will be dependent on the continued efforts of the management teams of our initial businesses, who have extensive experience in the day-to-day operations of these businesses. Furthermore, we will likely be dependent on the operating management teams of businesses that we may acquire in the future. The loss of key personnel, or the inability to retain or replace qualified employees, could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Taxation

Shareholders may be subject to taxation on their share of our taxable income, whether or not they receive cash distributions from us.

          Shareholders may be subject to U.S. federal income taxation and, in some cases, state, local, and foreign income taxation on their share of our taxable income, whether or not they receive cash distributions from us. Shareholders may not receive cash distributions equal to their share of our taxable income or even the tax liability that results from that income. In addition, if we invest in the stock of a controlled foreign corporation (or if one of the corporations in which we invest becomes a controlled foreign corporation, an event which we cannot control), we may recognize taxable income, which shareholders will be required to take into account in determining their taxable income, without a corresponding receipt of cash to distribute to them.

If the company fails to satisfy the “qualifying income” exception, all of its income, including income derived from its non-U.S. assets, will be subject to an entity-level tax in the United States, which could result in a material reduction in our shareholders’ cash-flow and after-tax return and thus could result in a substantial reduction in the value of the shares.

          A publicly traded partnership will not be characterized as a corporation for U.S. federal income tax purposes so long as 90% or more of its gross income for each taxable year constitutes “qualifying income” within the meaning of Section 7704(d) of the Code. We refer to this exception as the qualifying income exception. Under current law and assuming full compliance with the terms of the LLC agreement (and other relevant documents) and based upon factual representations made by us, in the opinion of Shearman & Sterling LLP, the company will be classified as a partnership for U.S. federal income tax purposes. The factual representations made by us upon which Shearman & Sterling LLP has relied are: (a) the company has not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and (b) for each taxable year, more than 90% of the company’s gross income will be income that Shearman & Sterling LLP has opined or will opine is qualifying income within the meaning of Section 7704(d) of the Code. If the company fails to satisfy the “qualifying income” exception described above, items of income and deduction would not pass through to shareholders and shareholders would be treated for U.S. federal (and certain state and local) income tax purposes as shareholders in a corporation. In such case, the company would be required to pay income tax at regular corporate rates on all of its income, including income derived from its non-U.S. assets. In addition, the company would likely be liable for state and local income and/or franchise taxes on all of such income. Distributions to shareholders would constitute ordinary dividend income taxable to such shareholders to the extent of the company’s earnings and profits, and the payment of these dividends would not be deductible by the company. Taxation of the company as a corporation could result in a material reduction in our shareholders’ cash flow and after-tax return and thus could result in a substantial reduction of the value of the shares.

The current treatment of qualified dividend income and long-term capital gains under current U.S. federal income tax law may be adversely affected, changed or repealed in the future. Further, should the dividends we receive from CHL, MCG and SEW no longer be treated as qualified dividend income, your distributive share of any dividends we receive from such companies will be taxed at the tax rates generally applicable to ordinary income, which could negatively impact your after-tax return.

          Under current law, qualified dividend income and long-term capital gains are taxed to non-corporate investors at a maximum U.S. federal income tax rate of 15%. This tax treatment may be adversely affected, changed or repealed by future changes in tax laws at any time and is currently scheduled to expire for tax years beginning after December 31, 2008. We anticipate we will report each shareholder’s distributive share of dividends we receive from SEW as qualified dividend income, but it is possible that the Internal Revenue Service, or the IRS, may take a contrary view under existing law or that regulations or other administrative guidance interpreting the qualified dividend income provisions will prevent dividends received by the company from SEW from constituting qualified dividend income. Further, because the ownership and activities of CHL, MCG and SEW will not be within our control, each of such entities could experience a change of ownership or activities that could result in dividends we receive from such corporations no longer being considered qualified dividend income, and we will be unable to stop such a change from occurring.

Risks Related to Our Initial Businesses and Investments

Atlantic has pending litigation that may not be adequately covered by insurance or indemnity agreements, which could have a material adverse effect on our liquidity and financial condition.

          Two Atlantic companies, which are part of our airport services business, and one former Atlantic company are defendants in a claim brought by the families of two pilots killed in a plane crash in 2000. The plaintiffs are each seeking $100 million in punitive damages, $100 million for wrongful death and $5 million for pain and suffering. The defendant FBO operating company carries liability insurance for an amount of up to $50 million and the other two defendant companies, the current parent of the Atlantic operating company and its former subsidiary, each hold policies for coverage of up to $1 million. In addition, the sale and purchase agreement for Executive Air Support, Inc., the holding company for Atlantic, provides for a $20 million indemnity which would apply in the event of a judgment for damages against the defendant Atlantic companies. However, the selling shareholders of Executive Air Support, Inc. may not have sufficient resources to meet their indemnity obligation in the event we seek to claim an amount pursuant to this indemnification provision. We are unable at this time to estimate what the ultimate liability may be, and it is possible that we may be required to pay judgments or settlements, and incur expenses, in excess of the insurance coverage or available indemnity in aggregate amounts that would have a material adverse effect on our financial condition, results of operations or liquidity.

Atlantic’s EBITDA must increase in order for it to meet certain ratio requirements under its term loan facility. If Atlantic does not meet these requirements it will constitute an event of default and our ability to make distributions on our shares may be materially adversely affected.

          Under the terms of its term loan facility, which it entered into as of October 15, 2004, Atlantic is required to maintain certain ratios of debt to earnings before interest, tax, depreciation and amortization, or EBITDA. The ratios are calculated quarterly based on debt outstanding as of that date and EBITDA for the twelve-month period ending on that date. If Atlantic’s EBITDA does not increase sufficiently for it to meet the debt to EBITDA ratio requirements Atlantic will be in default under its term loan facility. Upon such an event of default Atlantic’s lenders will have the right to prohibit Atlantic from making distributions to us. As a consequence we may have to significantly reduce payment of distributions on our shares. If this ratio test had been in place as of September 30, 2004, Atlantic would have been in breach of this covenant. The first required ratio calculation date will be December 31, 2004. In order to avoid breaching this covenant on the next calculation date, Atlantic’s EBITDA for the twelve-month period ending December 31, 2004 must be at least 3% higher than that achieved for the twelve-month period ending September 30, 2004.

Any adverse development in the general aviation industry that results in less air traffic at airports we service would have a material adverse impact on our FBO business.

          A large part of the revenue at FBOs is generated from fuel sales and other services provided to general aviation customers. Air travel and air traffic volume of general aviation customers can be affected by airport-specific occurrences as well as events that have nationwide and industry-wide implications. The events of September 11, 2001 had a significant adverse impact on the aviation industry, particularly in terms of traffic volume due to forced closures. Immediately following September 11, 2001, thousands of general aviation aircraft were grounded for weeks due to the FAA’s “no-fly zone” restrictions imposed on the operation of aircraft. Airport specific circumstances include situations in which our major customers relocate their home base or preferred fueling stop to alternative locations. Additionally, the general economic conditions of the area where the airport is located will impact the ability of our FBOs to attract general aviation customers or generate fuel sales, or both. Significant increases in fuel prices may also decrease the demand for our services, including refueling services, or result in lower fuel sales margins, or both, leading to lower operating income.

          Changes in the general aviation market as a whole may adversely affect our airport services business. General aviation travel is more expensive than alternative modes of travel. Consequently, during periods of economic downturn, FBO customers may choose to travel by less expensive means, which could impact the earnings of our FBO business. Travel by commercial airlines may become more attractive for general aviation travelers if the cost of commercial airline travel decreases or if service levels improve. Under these circumstances, our FBOs may lose customers to the commercial air travel market, which may decrease our earnings.

Our FBO business is subject to a variety of competitive pressures, and the actions of competitors may have a material adverse effect on the revenues of our FBO business.

          FBO operators at a particular airport compete based on a number of factors, including location of the facility relative to runways and street access, service, value-added features, reliability and, to a lesser extent, price. Eleven of our FBOs compete with one or more FBOs at their respective airports, and, to a much lesser extent, some of our FBOs compete with FBOs at nearby airports. We cannot predict the actions of competitors who may seek to increase market share. Some present and potential competitors have or may obtain greater financial and marketing resources than we do, which may negatively impact our ability to compete at each airport.

          Our six sole provider FBOs do not generally have the right to be the sole provider of FBO services at any of our FBO locations. The authority responsible for each airport has the ability to grant other FBO leases at the airport and new competitors could be established at those FBO locations. The addition of new competitors is particularly likely if we are seen to be earning significant profits from these FBO operations. Any such actions, if successful, may reduce, or impair our ability to increase, the revenues of the FBO business.

The termination for cause or convenience of one or more of the FBO leases would damage our airport services business significantly.

          Our airport services revenues are derived from long-term FBO leases at airports and one heliport. If we default on the terms and conditions of our leases, the relevant authority may terminate the lease without compensation, and we would then lose the income from that lease, and would be in default under the loan agreements of our airport services business and be obliged to repay our lenders a portion or all of our outstanding loan amount. Our leases at Chicago Midway, Philadelphia, North East Philadelphia, New Orleans International and Orange County, and the Metroport 34th Street Heliport in New York City allow the relevant authority to terminate the lease at their convenience. If the relevant authority were to terminate any of those leases, we would then lose the income from that lease and be obliged to repay our lenders a portion or all of the then outstanding loan amount.

Occupancy of Macquarie Parking’s parking facilities is dependent on the level of passenger traffic at the airports at which Macquarie Parking operates and reductions in passenger traffic could negatively impact our results of operations.

          Macquarie Parking’s parking facilities are dependent upon parking traffic primarily generated by commercial airline passengers and are therefore susceptible to competition from other airports and to disruptions in passenger traffic at the airports at which Macquarie Parking operates. For example, the events of September 11, 2001 had a significant impact on the aviation industry and, as a result, negatively impacted occupancy levels at parking facilities. In the first few days following September 11, 2001, revenue from Macquarie Parking’s parking facilities was negligible and did not fully recover until some months after the event. Other events such as wars, outbreaks of disease, such as SARS, and terrorist activities in the United States or overseas may reduce airport traffic and therefore occupancy rates. In addition, traffic at an airport at which Macquarie Parking has facilities may be reduced if airlines reduce the number of flights at that airport.

Our airport parking business is exposed to competition from both on-airport and off-airport parking, which could slow our growth or harm our business.

          At each of the locations at which Macquarie Parking operates, it competes with both on-airport parking facilities, many of which are located closer to passenger terminals, and other off-airport parking facilities. If an airport expands its parking facilities or if new off-airport parking facilities are opened or existing facilities expanded, customers may be drawn away from Macquarie Parking’s sites or Macquarie Parking may have to reduce its parking rates, or both.

          Parking rates charged by Macquarie Parking at each of its locations are set with reference to a number of factors, including prices charged by competitors and quality of service by on-airport and off-airport competitors, the location and quality of the facility and the level of service provided. Additional sources of competition to Macquarie Parking’s operations may come from new or improved transportation to the airports where Macquarie Parking’s parking facilities are located. Improved rail, bus or other services may encourage Macquarie Parking’s customers not to drive to the airport and therefore negatively impact revenue.

Changes in regulation by airport authorities or other governmental bodies governing the transportation of customers to and from the airports at which Macquarie Parking operates may negatively affect our operating results.

          Macquarie Parking’s shuttle operations transport customers between the airport terminals and its parking facilities and are regulated by, and are subject to, the rules and policies of the relevant local airport authority, which may be changed at their discretion. Some airport authorities levy fees on off-airport parking operators for the right to transport customers to the terminals. There is a risk that airport authorities may deny or restrict Macquarie Parking’s access to terminals, impede its ability to manage its shuttle operations efficiently, impose new fees or increase the fees currently levied.

          Further, the FAA and the Transportation Security Administration, or TSA, regulate the operations of all the airports at which our airport parking business has locations. The TSA has the authority to restrict access to airports as well as to impose parking and other restrictions around the airports. The TSA could impose more stringent restrictions in the future that would inhibit the ability of customers to use Macquarie Parking’s facilities.

Pursuant to the terms of a use agreement between Thermal Chicago and the City of Chicago, the City of Chicago has rights that, if exercised, could have a significant negative impact on Thermal Chicago’s business.

          In order to operate our district cooling system in downtown Chicago, Thermal Chicago has obtained the right to use certain public ways of the City of Chicago under a use agreement, which we refer to as the Use Agreement. Under the terms of the Use Agreement, the City of Chicago retains the right to use the public ways for a public purpose and has the right in the interest of public safety or convenience to cause Thermal Chicago to remove, modify, replace or relocate its facilities at our own expense. If the City of Chicago exercises these rights we could incur significant costs and our ability to provide service to our customers could be disrupted, which would have an adverse effect on our business, financial condition and results of operations. In addition, the Use Agreement is non-exclusive, and the City of Chicago is entitled to enter into use agreements with potential competitors to Thermal Chicago.

          The Use Agreement expires on December 31, 2020 and may be terminated by the City of Chicago for any uncured material breach of its terms and conditions. The City of Chicago also may require us to pay liquidated damages of $6,000 a day if Thermal Chicago fails to remove, modify, replace or relocate its facilities when required to do so, if it installs any facilities that are not properly authorized under the Use Agreement or if our district cooling system does not conform to the City of Chicago’s standards. Each of these non-compliance penalties could result in substantial financial loss or effectively shut down our district cooling system in downtown Chicago.

          Any proposed renewal, extension or modification of the Use Agreement requires approval by the City Council of Chicago. Extensions and modifications subject to the City of Chicago’s approval include those to enable the expansion of chilling capacity and the connection of new customers to the district cooling system. The City of Chicago’s approval is contingent upon the timely filing of an Economic Disclosure Statement, or EDS, by us and each of the beneficial owners of ten percent or more of the shares of trust stock. If any of these investors fails to file a completed EDS form within 30 days of the City of Chicago’s request or files an incomplete or inaccurate EDS, the City of Chicago has the right to refuse to provide the necessary approval for any extension or modification of the Use Agreement or to rescind the Use Agreement altogether. If the City of Chicago declines to approve extensions or modifications to the Use Agreement, we may not be able to increase the capacity of our district cooling system and pursue our growth strategy for Thermal Chicago. Furthermore, if the City of Chicago rescinds or voids the Use Agreement, our district cooling system in downtown Chicago would be effectively shut down and our business, financial condition and results of operations would be materially and adversely affected as a result.

Our ten percent investors will be required to comply with certain disclosure requirements of the City of Chicago and non-compliance may result in the City of Chicago’s rescission or voidance of the Use Agreement and any other arrangements Thermal Chicago may have with the City of Chicago at the time of the non-compliance.

          In order to secure approval of our acquisition of Thermal Chicago in advance of the closing of this offering, we have agreed with the City of Chicago that any person who acquires ten percent or more of our shares in this offering would be required to make a number of representations to the City of Chicago by filing a completed EDS. Our LLC agreement and our trust agreement require that in the event that we need to obtain approval from the City of Chicago in the future for any specific matter, including to expand the district cooling system or to amend the Use Agreement, we and each of our then ten percent investors would need to submit an EDS to the City of Chicago within 30 days of the City of Chicago’s request. In addition, our LLC agreement and our trust agreement require each ten percent investor to provide any supplemental information needed to update any EDS filed with the City of Chicago as required by the City of Chicago and as requested by us from time to time.

          Any EDS filed by a ten percent investor may become publicly available. By completing and signing an EDS, a ten percent investor will have waived and released any possible rights or claims which it may have against the City of Chicago in connection with the public release of information contained in the EDS and also will have authorized the City of Chicago to verify the accuracy of information submitted in the EDS. The requirements and consequences of filing an EDS with the City of Chicago will make compliance with the EDS requirements difficult for our ten percent investors. If a ten percent investor fails to provide us and the City of Chicago with the information required by an EDS, we will have the right to seek specific performance by such ten percent investor under the terms of our LLC and trust agreements. However, any action for specific performance we bring may not be successful in securing timely compliance of every ten percent investor with the EDS requirements.

          If any ten percent investor fails to comply with the EDS requirements on time or the City of Chicago determines that any information provided in any EDS is false, incomplete or inaccurate, the City of Chicago may rescind or void the Use Agreement or any other arrangements Thermal Chicago has with the City of Chicago and pursue any other remedies available to them under the Use Agreement. If the City of Chicago rescinds or voids the Use Agreement, our district cooling system in downtown Chicago would be effectively shut down and our business, financial condition and results of operations would be adversely affected as a result.

Thermal Chicago may not be able to fully pass increases in electricity costs through to its customers, thereby resulting in lowered operating income. This risk may be increased by the deregulation of electricity markets in Illinois scheduled for January 1, 2007, which may result in higher and more volatile electricity prices.

          The cost of electricity is the largest operating cost of Thermal Chicago, comprising 40% of direct expenses in 2003. Thermal Chicago attempts to pass through increases in electricity costs to its customers by partially indexing what it charges its customers for services to a market index for the cost of electricity in the geographic region in which it operates, which we refer to as the market index. However, the prices that Thermal Chicago actually pays for electricity may increase by more than the market index, reducing its profitability. Electricity markets in Illinois are currently scheduled to be deregulated on January 1, 2007. At present, electricity prices in Illinois are effectively frozen and it is likely that, once deregulation occurs, electricity prices will increase and become more volatile, increasing the potential for Thermal Chicago’s actual electricity costs to increase more than the market index, which could adversely affect our and Thermal Chicago’s results of operations.

If certain events within or beyond the control of our district energy business occur, our district energy business may be unable to perform its contractual obligations to provide chilling and heating services to its customers. If, as a result, its customers elect to terminate their contracts, our district energy business may suffer loss of revenues. In addition, our district energy business may be required to make payments to such customers for damages.

          In the event of a shutdown of one or more of our district energy business’ plants due to operational breakdown, strikes, the inability to retain or replace key technical personnel or events outside its control, such as an electricity blackout, or unprecedented weather conditions in Chicago, our district energy business may be unable to continue to provide chilling and heating services to all of its customers. As a result, our district energy business may be in breach of the terms of some or all of its customer contracts. In the event that such customers elect to terminate their contracts with our district energy business as a consequence of their loss of service, its revenues may be materially adversely affected. In addition, under a number of contracts, our district energy business may be required to pay damages to a customer in the event that a cessation of service results in loss to that customer.

Northwind Aladdin currently derives approximately 90% of its cash flows from a contract with a single customer, the Aladdin resort and casino, that recently emerged from bankruptcy. If this customer were to enter into bankruptcy again, our contract may be amended or terminated and we may receive no compensation, which could result in the loss of our investment in Northwind Aladdin.

          Northwind Aladdin derives approximately 90% of its cash flows from a contract with the Aladdin resort and casino in Las Vegas to supply cold and hot water and back-up electricity. The Aladdin resort and casino emerged from bankruptcy immediately prior to MDE’s acquisition of Northwind Aladdin and, during the course of those proceedings, the contract with Northwind Aladdin was amended to reduce the payment obligations of the Aladdin resort and casino. If the Aladdin resort and casino were to enter into bankruptcy again and a cheaper source of the services than Northwind Aladdin provides can be found, our contract may be terminated or amended. This could result in a total loss or significant reduction in our income from Northwind Aladdin, for which we may receive no compensation.

Our toll road business’ revenues may be adversely affected if traffic volumes remain stable or decline.

          Since the shadow toll revenues payable by the U.K. government’s Secretary of State for Transport, or the Transport Secretary, are linked to the volume of traffic using Yorkshire Link, our toll road business’ revenues will be adversely affected if traffic volumes decline. A decline in traffic volume could result from a number of factors, including recession, increases in fuel prices, attractive alternative transport routes or improvements in public transportation.

          In addition, pursuant to the formulas provided by the terms of the concession, shadow toll revenues will decrease through time if there is no growth in traffic volume. The magnitude of the decrease varies depending on the total volume of traffic; however, in the year ended March 31, 2004, in the absence of traffic volume growth or inflation, revenues of Yorkshire Link would have declined by approximately £0.56 million or 1.3% compared to revenues for the year ended March 31, 2003.

          Also, the concession provides for a significant reduction in the shadow toll revenues payable by the Transport Secretary from 2014.

The Transport Secretary may terminate the concession without compensation to our toll road business or with insufficient compensation, which would reduce the value of our investment and negatively affect our operating results.

          If our toll road business defaults on its obligations set out in the concession, the Transport Secretary may terminate the concession without compensation to our toll road business. Even if our toll road business does not default on its obligations under the concession, the Transport Secretary may terminate the concession in the event that:

•	the performance of the concession becomes impossible without the exercise of a statutory power by the Transport Secretary;

•	the Transport Secretary chooses not to exercise that power following a request from our toll road business; and

•	our toll road business and the Transport Secretary fail to agree on an alternative means of performance within a period of 90 days.

          We are unable to predict if or when such circumstances might occur. The concession also may be terminated by the Transport Secretary in certain other circumstances, including an event of force majeure. The compensation required to be paid in such circumstances may be insufficient for us to recover our full investment in our toll road business. Failure to compensate our toll road business in the event of termination may result in the value of our investment in our toll road business being reduced to nothing since our toll road business would likely default on its debt obligations in these circumstances.

We share control of our toll road business equally with our partner Balfour Beatty and, as a result, are not in a position to control operations, strategies or financial decisions without the concurrence of Balfour Beatty.

          We will hold a 50% interest in our toll road business and the remaining 50% is held by Balfour Beatty. We are not in a position to control operations, strategies or financial decisions without the agreement of Balfour Beatty. Conflicts may arise in the future between our business objectives and those of Balfour Beatty. If this were to occur, decisions to take action necessary, in our view, for the proper management of the business might not be made.

MCG’s sole investment presently relies upon two key customers. If contracts with these customers were terminated and Broadcast Australia was not adequately compensated, or if the contracts were not renewed, MCG’s revenues would be significantly reduced.

          MCG’s only investment at present is 100% ownership of Broadcast Australia. Broadcast Australia’s two key customers are the government-owned national broadcasters, the Australian Broadcasting Corporation, or the ABC, and Special Broadcasting Service, or SBS, which together accounted for approximately 87% of Broadcast Australia’s total revenue in its fiscal year ended June 30, 2004. ABC and SBS both currently receive Australian government funding to provide transmission services, but that funding could be reduced or withdrawn. Broadcast Australia has entered into a series of long-term contracts with ABC and SBS, with terms generally ending between 2008 and 2024. If these contracts are terminated and Broadcast Australia is not adequately compensated, or the contracts are not renewed at their expiration, Broadcast Australia’s operations would be materially adversely affected.

A change in the ownership of the ABC or SBS may cause Broadcast Australia to be in default under its loan agreements, which would adversely affect dividends paid by MCG to us.

          An event of default occurs under Broadcast Australia’s loan agreements if the Australian government ceases to own more than 50% of the issued shares of the Australian Broadcasting Corporation and if Broadcast Australia’s medium-term notes have not been repaid within 270 days, or if the Australian government ceases to own or control more than 50% of the issued shares of the ABC or Special Broadcasting Service and this has a material adverse effect on Broadcast Australia’s ability to perform its obligations under the loan agreements. If such an event of default occurs, it will adversely affect the amount of dividends paid by MCG to us.

SEW’s revenues are subject to regulation and SEW may receive unfavorable treatment from U.K. regulatory authorities, which could negatively impact its revenue in the future.

          As the sole water-only supplier in its service areas, the prices that SEW charges for its services are subject to review and approval every five years by The Office of Water Services, or Ofwat, the water regulator for England and Wales. SEW’s proposed pricing for the period from April 1, 2005 to March 31, 2010 is currently under review. The final outcome of this review and future reviews is uncertain. In the event that Ofwat were to deny recovery of certain operating expenses and/or capital expenditures through the prices that SEW charges for its services, or were to determine that a reduced return on invested capital should be allowed, there would be a negative impact on the future revenues of SEW.

SEW is dependent on the availability of water supplies and, if required to increase supply beyond the expected levels, could incur substantial costs, which, despite the existence of interim pricing review mechanisms, may not be adequately compensated.

          SEW requires sufficient water to supply its customer base. The availability of water is subject to, among other things, SEW continuing to benefit from water abstraction licenses, contractual arrangements for the supply of water from neighboring water companies, investment in increasing water resources to match customer growth and short-term issues affecting water supply, such as drought. Ofwat has placed

SEW, along with other southern water companies, in the lowest quartile in terms of security of water supply. In the event of water shortage, SEW will be exposed to additional costs and reputational damage. There are significant uncertainties beyond SEW’s control affecting the amount of water resources, including climate change, the amount of annual rainfall, the rate of house building and industrial development in SEW’s service areas and other factors. If SEW is required to increase supply beyond the expected levels, it could incur substantial costs, which, despite the existence of interim pricing review mechanisms, may not be adequately compensated.

Risks Related to This Offering

There is no public market for the shares. You cannot be certain that an active trading market or a specific share price will be established, and you may not be able to resell your shares at or above the initial offering price.

          We have applied to list the shares on the New York Stock Exchange. However, there currently is no public trading market for the shares, and an active trading market may not develop upon completion of this offering or continue to exist if it does develop. The market price of the shares may also decline below the initial public offering price. The initial public offering price per share will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the market price of the shares after our initial public offering.

Future sales of shares may affect the market price of our shares.

          We cannot predict what effect, if any, future sales of our shares, or the availability of shares for future sale, will have on the market price of our shares. Sales of substantial amounts of our shares in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our shares and may make it more difficult for you to sell your shares at a time and price which you deem appropriate. See “Securities Eligible for Future Sale” for further information regarding circumstances under which additional shares may be sold.

          We and our Manager have agreed that, with limited exceptions, we and they will not directly or indirectly, without the prior written consent of Merrill Lynch and Citigroup Global Markets Inc., on behalf of the underwriters, offer to sell, sell or otherwise dispose of any of our shares for a period of 180 days after the date of this prospectus.

The market price and marketability of our shares may from time to time be significantly affected by numerous factors beyond our control, which may adversely affect our ability to raise capital through future equity financings.

          The market price of our shares may fluctuate significantly. Many factors that are beyond our control may significantly affect the market price and marketability of our shares and may adversely affect our ability to raise capital through equity financings. These factors include the following:

•	price and volume fluctuations in the stock markets generally;

•	significant volatility in the market price and trading volume of securities of registered investment companies, business development companies or companies in our sectors, which may not be related to the operating performance of these companies;

•	changes in our earnings or variations in operating results;

•	any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;

•	changes in regulatory policies or tax law;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.

FORWARD-LOOKING STATEMENTS

          This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus are subject to a number of risks and uncertainties, some of which are beyond our control, including, among other things:

•	our ability to successfully operate the businesses on a combined basis, and to effectively integrate any future acquisitions;

•	our ability to remove our Manager for underperformance and our Manager’s right to resign;

•	our holding company structure, which may limit our ability to meet our dividend policy;

•	our ability to service and comply with the terms of our substantial indebtedness;

•	decisions made by persons who control the businesses in which we hold initial investments and jointly control CHL, including decisions regarding dividend policies;

•	our ability to make and finance future acquisitions, including, but not limited to, the acquisitions described in this prospectus;

•	our ability to implement our operating and internal growth strategies;

•	the regulatory environment in which our initial businesses and the businesses in which we hold initial investments operate, rates implemented by regulators of our businesses and the businesses in which we hold initial investments, including Ofwat, and our relationships and rights under concessions and contracts with the governmental agencies and authorities;

•	changes in patterns of commercial or general aviation air travel, or automobile usage, including the effects of changes in airplane fuel and gas prices, and seasonal variations in customer demand for our businesses;

•	foreign exchange fluctuations;

•	changes in general economic or business conditions or economic or demographic trends in the United States and other countries in which we have a presence, including changes in interest rates and inflation;

•	environmental risks pertaining to our initial businesses and the businesses in which we hold initial investments;

•	our ability to retain or replace qualified employees;

•	changes in the current treatment of qualified dividend income and long-term capital gains under current U.S. federal income tax law;

•	costs and effects of legal and administrative proceedings, settlements, investigations and claims; and

•	extraordinary or force majeure events affecting the facilities of our businesses and the businesses in which we hold initial investments.

          Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. A description of known risks that could cause our actual results to differ appears under the caption “Risk Factors” and elsewhere in this prospectus. Additional risks of which we are not currently aware could also cause our actual results to differ.

          In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this prospectus may not occur. These forward-looking statements are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements after the completion of this offering, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

          We estimate that our net proceeds from the sale of 21,400,000 shares in this offering will be approximately $        (approximately $              if the underwriters’ overallotment option is exercised in full), based on the expected initial public offering price of $25.00 per share and after deducting underwriting discounts and commissions and our estimated offering expenses. In addition, our Manager has agreed to purchase 2,000,000 shares at a price equal to the initial offering price per share in a separate, private placement transaction concurrently with, and conditioned upon, the completion of this offering.

          We intend to use the net proceeds from this offering to pay the equity purchase price and related costs of our acquisitions of our initial businesses and investments. The table below summarizes the expected sources and uses of the proceeds from this offering:

Sources of Funds

($ in millions)
Shares offered hereby	$
Our Manager’s investment		$50.0

Total sources	$

Uses of Funds

($ in millions)
Purchase of equity:
Atlantic(1)	$121.8
AvPorts	$41.9
Macquarie Parking	$62.8
Thermal Chicago/ Northwind Aladdin(2)	$63.6
CHL(3)	$83.1
Purchase of interest in:
MCG	$70.0
SEW(4)	$38.1
Equity contribution to Atlantic(5)	$26.0
General corporate purposes	$24.0

Total uses	$531.3

          The purchase prices of our interests in CHL and SEW are denominated in Pounds Sterling. The U.S. dollar purchase prices in the table above are based on $0.5423 per $1.00, the noon buying rate as reported by the Federal Reserve Bank of New York on November 4, 2004. In the event that the U.S. dollar depreciates relative to the Pound Sterling between November 4, 2004 and the closing of this offering, we may increase the size of this offering to ensure that we receive sufficient proceeds to consummate the acquisition of all of our initial businesses and investments.

(1)	The purchase price of North America Capital, which owns Atlantic, is approximately $114.4 million, increasing at a rate of 17% per year from July 29, 2004, which was the date on which North America Capital closed the acquisition of Executive Air Support, Inc., until the date on which we close the acquisition of North America Capital. For purposes of the table above, we have assumed that the closing of our acquisition of North American Capital occurs on December 15, 2004, resulting in a total purchase price of approximately $121.8 million.

(2)	The purchase price of MDEH, which indirectly owns Thermal Chicago and Northwind Aladdin, is approximately $59.2 million, increasing at a rate of 17% per year from June 30, 2004 on the equity contributed to MDEH to consummate the acquisition of Thermal Chicago and 20% per year from September 29, 2004 on the equity contributed to MDEH to consummate the acquisition of Northwind Aladdin, until the date on which we close the acquisition of MDEH. For the purposes of the table above, we have assumed that the closing of our acquisition of MDEH occurs on December 15, 2004, resulting in a total purchase price of approximately $63.6 million.

(3)	The purchase price of Macquarie Yorkshire Limited, which owns 50% of CHL, is approximately £43.3 million, increased by £9,750 for each day the closing occurs after September 30, 2004. For purposes of the table above, we have assumed that the closing of our acquisition occurs on December 15, 2004 and that the purchase price is therefore approximately £44 million ($81.2 mil-

lion). In addition, we intend to invest a further £1 million ($1.9 million) in Macquarie Yorkshire Limited to enable it to replace a letter of credit of the same amount required by a lender to a subsidiary of CHL as security for future funding breakage costs on their fixed rate loan to the subsidiary.

(4)	The purchase price of our interest in SEW is approximately £19.4 million, increasing at a rate of 17% per year from April 30, 2004 until the date on which the closing of our acquisition occurs, reduced by the amount of any cash distributions received by the Macquarie Group from this interest over this period. Assuming the closing of our acquisition occurs on December 15, 2004, the total purchase price would be approximately £20.6 million ($38.1 million).

(5)	Macquarie Infrastructure Company Inc. anticipates contributing equity in the amount of up to $26 million to Atlantic to fund the acquisition of two additional FBOs. This acquisition is expected to close after the date of this offering. In the event that the acquisition by Atlantic closes prior to the completion of this offering, the purchase price of North American Capital will increase by the amount of the additional equity contributed to Atlantic by the Macquarie Group, increasing at a rate of 17% per year from the date upon which North America Capital closes the acquisition of GAH until the date of the closing of our acquisition of North America Capital, and no capital contribution to Atlantic will be required by us.

          See “Exchange Rates” for the exchange rates for Pounds Sterling and Australian dollars. For more information about our acquisitions of our initial businesses and investments, see “The Acquisition of Our Initial Businesses and Initial Investments.”

          Pending application of the net proceeds to purchase our initial businesses and investments as described above, we plan to invest the net proceeds of this offering in cash or U.S. government obligations. In the event that the conditions in respect of the closing of any of our planned purchases of our initial businesses and investments described in this prospectus are not met, we intend to use the funds to buy other infrastructure businesses in accordance with our acquisition strategy.

EXCHANGE RATES

          The table below sets forth the high and low of the following exchange rates for each period based on the noon buying rates as reported by the Federal Reserve Bank of New York.

	U.S. Dollar/Australian Dollar			U.S. Dollar/Pound Sterling

Time Period	High	Low	Average	High	Low	Average

1999	1.5853	1.5088	1.5494	0.6349	0.6034	0.6184
2000	1.9164	1.5244	1.7197	0.7014	0.6096	0.6598
2001	1.9936	1.8012	1.9346	0.7133	0.6769	0.6946
2002	1.9501	1.7600	1.8392	0.7029	0.6304	0.6656
2003	1.7156	1.3530	1.5337	0.6354	0.5709	0.6120
First Quarter 2004	1.3652	1.2533	1.3070	0.5586	0.5251	0.5439
Second Quarter 2004	1.4620	1.3026	1.4000	0.5700	0.5387	0.5536
Third Quarter 2004	1.4327	1.3635	1.4299	0.5487	0.5338	0.5585
October 1, 2004 to November 4, 2004	1.3875	1.3183	1.3576	0.5621	0.5422	0.5515

DIVIDEND POLICY

General

          We intend to declare and pay regular quarterly cash distributions on all outstanding shares. We intend to declare and pay an initial quarterly distribution for the quarter ending March 31, 2005 of $0.50 per share. We also intend to pay an initial distribution, prorated for the period from the completion of this offering to December 31, 2004, on the same basis as such initial quarterly distribution that will be paid at the same time as the initial quarterly distribution. We have set this initial distribution on the basis of the current results of operations of our initial businesses and initial investments, all of which have significant operating histories.

          Our dividend policy is based on the predictable and stable cash flows of our initial businesses and investments and our intention to pay out as distributions to our shareholders the majority of our free cash flow and not to retain significant cash balances in excess of prudent reserves in our operating subsidiaries. We intend to finance our internal growth strategy primarily with proceeds of this offering. We intend to finance our acquisition strategy primarily through a combination of issuing new equity and incurring debt and not through operating cash flow. If our strategy is successful, we expect to maintain and increase the level of our distributions to shareholders in the future.

          The declaration and payment of our initial distribution, our initial quarterly distribution and any future distribution will be subject to a decision of the company’s board of directors, which will include a majority of independent directors. The company’s board of directors will take into account such matters as general business conditions, our financial condition, results of operations, capital requirements and any contractual, legal and regulatory restrictions on the payment of distributions by us to our shareholders or by our subsidiaries to us, and any other factors that the board of directors deems relevant. In particular, all of our initial businesses and initial investments have substantial debt commitments, which must be satisfied before any of them can distribute dividends or make distributions to us. These factors could affect our ability to continue to make distributions, in the initial quarterly per share amounts or at all.

          We will require approximately $2 million to pay the initial distribution and $11.7 million to pay the initial quarterly distribution on the shares outstanding immediately following this offering, assuming the offering closes on December 15, 2004.

          Subject to the assumptions and considerations set forth below, we believe that if we had completed this offering on September 30, 2003, our estimated pro forma cash flow available for distribution for the twelve months ended September 30, 2004 would have been approximately $31.7 million. In addition to operating cash flow, we anticipate that North America Capital and MDEH will have an additional $11 million available for distribution as at December 31, 2004, reflecting accumulated excess cash flow through the fourth quarter of 2004 held at those companies as required by the terms of the respective purchase and sale agreements under which we are purchasing these businesses. In addition, Macquarie Yorkshire received a dividend from CHL and interest payments on subordinated debt from Connect M1-A1 Limited totaling £1.7 million ($3.1 million) on September 30, 2004 that, as required by the terms of the purchase agreement between us and MEIP, has been retained by Macquarie Yorkshire. To the extent required, we will supplement our cash flow from operations with these additional resources to make our initial distribution and our initial quarterly distribution.

          We intend to provide sustainable and then increasing levels of distributions to our investors. Although estimated pro forma cash flow available for distribution for the twelve months ended September 30, 2004 of approximately $31.7 million would not have been sufficient to allow us to make distributions in each quarter equal to our initial quarterly distribution, we believe we will be able to sustain our initial quarterly distribution during 2005 due to the following factors:

•	we anticipate receiving dividends from SEW in the year ended December 31, 2005 of approximately $4.8 million, compared to approximately $1.3 million received from SEW in the estimated pro forma cash flow available for distribution for the twelve months ended September 30, 2004;

•	based on the public statements of MCG management regarding distributions per share for the MCG fiscal year ended June 30, 2005, we anticipate receiving net dividends from MCG in the year ended December 31, 2005 of approximately $3.6 million (assuming an Australian withholding rate of 15%) compared to dividends included from MCG in the estimated pro forma cash flow available for distribution for the twelve months ended September 30, 2004, of approximately $2.9 million; and

•	we anticipate receiving payments from our toll road business in the year ended December 31, 2005, of approximately $7.5 million, plus a one time release of a cash deposit of approximately $1.8 million, compared to approximately $4.7 million received in the twelve months ended September 30, 2004.

See “Management’s Discussion and Analysis of Financial Conditions and Results from Operations — Liquidity and Capital Resources” for further discussion of these factors.

          In addition to these factors, our airport services business has made specific capital investments in 2004, which we anticipate will increase the level of our cash flow from that business in 2005. We also expect, based on historical growth rates and our internal growth strategy, that our airport services business, airport parking business and district energy business will produce additional cash flow in 2005. These expected additional cash inflows and growth expectations are subject to all of the risks, considerations and factors identified in other sections of this prospectus, including those identified in the section entitled “Risk Factors.” No assurance can be given that the estimated cash flows presented in the prospectus will actually be produced or, to the extent they are produced, will be sufficient to make the initial distribution and the initial quarterly distribution or distributions in subsequent quarters.

          The financial results of our airport services business, airport parking business and district energy business can vary from quarter to quarter. In addition, distributions and interest on subordinated debt from our toll road business, MCG and SEW will be paid to us semi-annually. As a result, we and our businesses have to manage our cash needs on a quarter to quarter basis to ensure adequate working capital at the operating company level as well as having adequate cash available at the holding company level for distributions. Each of our U.S. businesses seeks to maintain a reasonable cash balance to cover any seasonal variations or changes in working capital requirements and Atlantic and our district energy business also have revolving credit facilities in place with unused capacity of $2.2 million and $12.9 million, respectively, for this purpose. We therefore believe that seasonal variations in our cash flow will not have a material effect on our ability to make quarterly distributions.

Estimated Pro Forma Cash Flow Available for Distribution

          Subject to the assumptions and considerations set forth below, we believe that if we had completed this offering on January 1, 2003, our estimated pro forma cash flow available for distribution for the year ended December 31, 2003 would have been $30.5 million. If we had completed this offering on January 1, 2004, our estimated pro forma cash flow available for distribution for the nine months ended September 30, 2004 would have been $24.4 million. If we had completed this offering on September 30, 2003, our estimated pro forma cash flow available for distribution for the twelve months ended September 30, 2004 would have been approximately $31.1 million.

          Our estimated pro forma cash flow available for distribution is derived from our pro forma financial statements and certain other adjustments and assumptions and reflects the amount of cash that would have been available for distribution to our shareholders subject to the assumptions described in the table below. The pro forma adjustments and other adjustments and assumptions are based upon currently available information and specific estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. As a result, you should only view the amount of estimated pro forma cash flow available for distribution as a general indication of the amount of cash flow available for distribution that we might have generated had we owned our initial businesses and initial investments during these periods. The following table sets forth our calculation of the estimated pro forma cash flow available for distribution for the year ended December 31, 2003, for the nine months ended September 30, 2004, and for the twelve months ended September 30, 2004.

			Twelve
		Nine Months	Months
	Year Ended	Ended	Ended
	December 31,	September 30,	September 30,
Estimated Pro Forma Cash Flow Available for Distribution	2003	2004	2004

	($ in thousands)
Pro forma income from continuing operations	$9,019	$933	$3,260
Add:
Pro forma minority interest	(356)	275	(315)
Pro forma tax expense(1)	116	2,924	1,786
Pro forma depreciation and amortization and deferred rent	31,300	24,491	34,376
Pro forma non cash interest expense	1,291	919	1,595
Northwind Aladdin senior debt and return of lease principal payments(2)	3,278	2,580	3,669
Macquarie Infrastructure Company expenses of this offering(3)	0	4,604	4,604
Additional cash flow from Macquarie Yorkshire(4)	931	745	(453)
Less:
Estimated cash income tax(1)	0	0	0
Estimated incremental general and administrative expense(5)	5,000	3,750	5,000
Estimated base management fees(6)	6,200	4,650	6,200
Estimated maintenance capital expenditures funded from operating cash flow(7)	3,775	3,750	4,900
Estimated minority share of pro forma cash flow	319	603	675
Estimated pro forma cash flow available for distribution	$30,285	$24,718	$31,747

(1)	Represents the reversal of our pro forma income tax expense, and the subtraction of our estimated cash income tax expense. We estimate that we would not have been required to pay any federal or state cash taxes for the above periods, based on estimated incremental general and administrative expense and estimated base management fees.

(2)	Represents required principal payments made by Northwind Aladdin to its senior lender plus return of lease principal payments. We intend to acquire all of the outstanding senior debt of Northwind Aladdin with part of the proceeds from this offering.

(3)	Represents non-recurring expenses incurred by the company and the trust in connection with the organization and formation of the company and the trust and costs associated with this offering that will be paid out of the proceeds of this offering.

(4)	Represents the difference between the cash dividends and other payments paid by our toll road business on a pro forma basis, less the amounts recorded in our pro forma statement of operations from our toll road business under the equity method of accounting.

(5)	Represents ongoing incremental administrative expenses, professional fees and management fees we expect to incur as a public company such as accounting, legal and other consultant fees, SEC and listing fees, directors’ fees and directors’ and officers’ insurance. We currently estimate these public company costs for 2005 to be $5 million.

(6)	Represents ongoing base fees we expect to pay the manager pursuant to the management services agreement following the consummation of this offering. We estimate the base fees to total approximately $6.2 million per year, based on a net investment value of $550 million. The calculation of the base fees is based on our market capitalization and other factors, and the actual amount of the base fees could therefore vary significantly. In addition, we may be required to pay performance fees to our Manager. See “Our Manager.”

(7)	Represents estimated maintenance capital expenditures that we anticipate will be required on a going forward basis and that we expect to fund from operating cash flow. We have used estimated amounts rather than historical amounts due to the difficulty in distinguishing between maintenance and growth capital expenditures in the historical accounts. We estimate annual maintenance capital expenditures that we expect to fund from operating cash flow to be approximately $5 million. We are also planning specific growth capital expenditures for the balance of 2004 and 2005. We intend to fully fund all of these capital expenditures with the proceeds of this offering, from the cash that AvPorts is required to have on hand at the time of its acquisition by us, and from a revolving credit facility that MDEH already has in place.

Restrictions on Dividend Payments

          We are a holding company with no operations and are dependent upon the ability of our initial businesses and investments to generate cash flows available for distribution and to distribute this cash flow to us in the form of dividends and upstream debt payments. Each of our initial businesses will be subject to the applicable laws of their respective jurisdictions to determine whether and how they may distribute cash to us. The terms of the constituent documents of our initial businesses and the laws to which they are subject do not prevent the distribution of cash to us.

          We hold our interest in Yorkshire Link through Macquarie Yorkshire, which in turn owns 50% of CHL, which in turn owns 100% of Connect M1-A1 Limited. Upon our acquisition of Macquarie Yorkshire, and pursuant to a shareholders’ agreement, we will share control of CHL and Connect M1-A1 Limited with Balfour Beatty. However, the shareholders’ agreement requires all post-tax profits to be paid to shareholders, to the extent permitted by law and subject to maintaining prudent reserves.

          We own minority interests in MCG and SEW and consequently cannot exercise significant influence over their business or the level of their distributions to us. MCG seeks to provide investors with sustainable dividend yields, and MCG management has made public statements regarding expected distributions for MCG’s fiscal year ended June 30, 2005. The shareholders’ agreement for Macquarie Luxembourg, the owner of SEW, requires all shareholders to use their powers to cause Macquarie Luxembourg’s directly owned subsidiary to make the maximum possible distribution to the shareholders each year. This provision cannot be changed without our consent.

          Each of our businesses has senior debt facilities with recourse only to the relevant business. Generally, available funds may only be distributed if certain debt service coverage ratios (“DSCR”) or other financial tests are satisfied. A summary of the applicable DSCR tests and other financial tests for the twelve-month period ending September 30, 2004, is set forth below. The DSCR tests for Atlantic change over time, while the tests for the other businesses remain constant through time. Further detail can be found at “Management’s Discussion and Analysis of Financial Conditions and Results from Operations — Liquidity and Capital Resources.”

	DSCR and Other Tests Required to	Pro Forma and Actual
Company	Be Met in Order to Make Distributions	DSCR Compliance

Atlantic(1)	DSCR>1.30x in year 1 for previous 12 months, tested quarterly	Estimated pro forma DSCR for twelve months ended December 31, 2004 = 2.07x
	Debt to earnings before interest, tax, depreciation and amortization< 6.0x in Year 1 for previous 12 months, tested quarterly	Estimated pro forma test for twelve months ended December 31, 2004 = 5.93x(2)
AvPorts	DSCR>1.625x for previous 6 months, tested quarterly	At July 31, 2004, DSCR = 4.61x
Macquarie Parking	None
District Energy Business	DSCR>1.25x for previous and next 12 months, tested quarterly	Pro forma DSCR for twelve months ended September 30, 2004 = 1.86x
Toll Road Business — Commercial Senior Debt Facility	DSCR>1.10x for previous 12 months, tested semi-annually	At March 31, 2004, DSCR = 1.18x
	DSCR>1.10x for following 12 months, tested semi-annually	At March 31, 2004, DSCR = 1.14x
	Loan life coverage ratio>1.15x, tested semi-annually	At March 31, 2004, DSCR = 1.27x
Toll Road Business — European Investment Bank Facility	DSCR>1.13x for previous 12 months, tested semi-annually	At March 31, 2004, DSCR = 1.18x
	DSCR>1.13x for following 12 months, tested semi-annually	At March 31, 2004, DSCR = 1.14x
	Loan life coverage ratio>1.15x, tested semi-annually	At March 31, 2004, DSCR = 1.34x

(1)	We entered into the Atlantic loan agreement as of October 15, 2004.

(2)	If this test had been required at September 30, 2004, the estimated pro forma debt to earnings before interest, tax, depreciation and amortization would have been 6.18x, which would not have been in compliance with the covenant.

THE ACQUISITION OF OUR INITIAL BUSINESSES AND INITIAL INVESTMENTS

          We will use the proceeds of this offering to acquire our initial businesses and initial investments in separate transactions for cash from the Macquarie Group, from infrastructure investment vehicles managed by the Macquarie Group, or from third parties. When the company entered into the agreements discussed below, there were no independent directors on the company’s board. See “Certain Relationships and Related Party Transactions — Our Relationship with the Macquarie Group.”

          For purposes of this discussion, we have used a Pounds Sterling to U.S. dollar exchange rate of £0.5423 to $1.00 and an Australian dollar to U.S. dollar exchange rate of AUD 1.3184 to $1.00, both of which are the noon buying rates published by the Federal Reserve Bank of New York on November 4, 2004.

Acquisition of Our Airport Services Business

          On October 12, 2004, our wholly owned subsidiary, Macquarie Infrastructure Company Inc., or MIC Inc., entered into a second amended and restated stock purchase agreement with Macquarie Investment Holdings Inc., a wholly owned indirect subsidiary of Macquarie Bank Limited, to acquire 100% of the ordinary shares in North America Capital. The purchase price under the stock purchase agreement is equal to the Macquarie Group’s total equity investment in North America Capital, which is expected to be approximately $114.4 million, increasing at a rate of 17% per year from July 29, 2004, which was the date of closing of the underlying stock purchase agreement for the acquisition by North America Capital of Executive Air Support, Inc., the holding company for Atlantic, until the date of the closing of our acquisition of North America Capital. Assuming a closing date for the acquisition of December 15, 2004, this would result in a purchase price of approximately $121.8 million. Under the terms of the stock purchase agreement, North America Capital is prohibited from making distributions to its shareholders over this period. The $130 million of senior debt, with recourse only to North America Capital and its subsidiaries, that North America Capital incurred to partially finance the acquisition of Executive Air Support, Inc., and the additional $500,000 of debt assumed by North America Capital will remain in place after our acquisition of North America Capital.

          Pursuant to a stock purchase agreement, entered into by Macquarie Investment Holdings Inc. on April 28, 2004, and subsequently assigned to North America Capital, North America Capital acquired 100% of the shares of Executive Air Support, Inc. for $216.5 million, plus capital expenditure and working capital adjustments of approximately $4.5 million in the aggregate, and assumed $500,000 of debt as part of the acquisition. In addition to the purchase price and other adjustments, we expect North America Capital to eventually incur fees and other expenses of approximately $15.7 million in connection with the completion of the acquisition and require cash for debt service reserves and capital expenditures of approximately $7.5 million. Included in these amounts are payments of fees to the Macquarie Group of approximately $10.5 million for advisory and debt arranging services, and bridge loan, hedging and equity underwriting facilities provided in connection with the acquisition by North America Capital.

          The stock purchase agreement relating to Executive Air Support, Inc. includes an indemnity from the selling shareholders for breaches of representations and warranties that is limited to $20 million, except for breaches of representations and warranties regarding title, capitalization, taxes and any claims based on fraud, wilful misconduct or intentional misrepresentation, for which the maximum amount payable in respect thereof is an amount equal to the purchase price.

          On August 18, 2004, North America Capital entered into a membership interest purchase agreement to acquire all of the membership interests in GAH, which, through its subsidiaries, operates two FBOs in California. The purchase price for GAH is $48.5 million with no assumption of debt, and subject to working capital adjustments. Including transaction costs and the funding of debt service reserves, it is anticipated that the total funding requirement for the transaction will be $53.4 million. Approximately $2.3 million of the estimated transaction costs represent fees payable to the Macquarie Group for advisory and debt arranging services and debt and equity underwriting.

          It is anticipated that the acquisition of GAH will occur subsequent to our acquisition of North America Capital. The company intends to provide up to $26 million of the funding required by North America Capital to consummate the acquisition in the form of an equity contribution. North America Capital intends to expand its current credit facility by up to $32 million to provide the balance of the funding required. If North America Capital is unable to expand its credit facility, we intend to acquire GAH and utilize a bridge loan of up to $27.4 million provided by the Macquarie Group. In the event that the acquisition of GAH is not completed or the amount of the equity contribution required to fund the acquisition is less than $26 million, the company intends to use the unused proceeds of this offering allocated to that acquisition (up to $26 million) to pursue its acquisition strategy.

          In the event that the acquisition of GAH closes prior to the date of this offering, Macquarie Investment Holdings, Inc. will contribute the additional equity required by North America Capital and, pursuant to the terms of the amended and restated stock purchase agreement between MIC Inc. and Macquarie Investment Holdings Inc., the purchase price for North America Capital payable by MIC Inc. will increase by a commensurate amount, increasing at a rate of 17% per year from the date of closing of the underlying membership interest purchase agreement for the acquisition of GAH by North America Capital, until the date of the closing of our acquisition of North America Capital.

          The membership interest purchase agreement between North America Capital and the current owners of GAH includes an indemnity from the current owners for inaccuracies in representations and breaches of warranties that is limited to $7.5 million except for breaches regarding organization, authority, authorization, no conflicts, absence of funded indebtedness, capitalization, title, taxes and any claims based on fraud, willful misconduct or intentional misrepresentation for which the maximum amount payable in respect thereof is an amount equal to the purchase price. Completion of the acquisition of GAH depends on a number of conditions being satisfied by December 31, 2004, including customary closing conditions, the delivery of necessary approvals from the relevant airport authorities and the receipt of third-party consents required under material contracts. Although we anticipate receiving the outstanding consents from certain suppliers to GAH’s FBOs and the airport authorities at the airports at which GAH operates in a timely manner, such consents have not yet been obtained.

          The stock purchase agreement between MIC Inc. and Macquarie Investment Holdings Inc. contains various provisions customary for transactions of this size and type, including representations and warranties with respect to capitalization and title and covenants with respect to the conduct of the businesses, in each case, during the period of Macquarie Investment Holdings Inc.’s respective ownership. The representations and warranties are subject to certain customary limitations, and the maximum amount of indemnification payable under the agreement is $20 million with respect to Executive Air Support, Inc. and $7.5 million with respect to GAH, with certain exceptions.

          Completion of our acquisition of North America Capital depends upon a number of conditions being satisfied by March 31, 2005, including customary closing conditions and the successful completion of this offering.

          On October 12, 2004, our wholly owned subsidiary MIC Inc. entered into a stock purchase agreement with Macquarie Specialised Asset Management Limited, as Trustee for and on behalf of Macquarie Global Infrastructure Funds A and C, and Macquarie Specialised Asset Management 2 Limited, as Trustee for and on behalf of Macquarie Global Infrastructure Funds B and D, to acquire 100% of the ordinary shares and subordinated debt of MANA, the holding company for AvPorts, for cash consideration of $41.9 million, subject to adjustments based upon MANA’s cash balance and completed capital expenditure in 2004.

          The stock purchase agreement contains various provisions customary for transactions of this size and type, including representations and warranties with respect to the condition and operations of the business, covenants with respect to the conduct of the business between the signing and closing of the acquisition and indemnities from the vendors for any losses suffered by us as a result of a breach of any representation, warranty or covenant contained in the stock purchase agreement. The representations, warranties and indemnity are subject to certain customary limitations and the maximum amount payable under the indemnity is $3 million, net of insurance proceeds and tax benefits.

          Completion of our acquisition of MANA depends upon a number of conditions being satisfied or waived by November 30, 2004, including customary closing conditions and the successful completion of this offering. We expect to agree with the seller to extend the closing deadline until December 31, 2004.

Acquisition of Our Airport Parking Business

          On June 7, 2004, our wholly owned subsidiary MIC Inc. entered into a stock purchase agreement with Macquarie Specialised Asset Management Limited, as Trustee for and on behalf of Macquarie Global Infrastructure Fund A, and Macquarie Specialised Asset Management 2 Limited, as Trustee for and on behalf of Macquarie Global Infrastructure Fund B, to acquire 100% of the ordinary shares in MAPC for cash consideration of $33 million, subject to adjustment depending upon the minimum cash balance.

          MAPC owns approximately 83% of the outstanding ordinary membership units in Parking Company of America Airports Holdings LLC, or PCAA Holdings. In turn, PCAA Holdings owns approximately 51.9% of the outstanding ordinary membership units in PCAA Parent LLC, or PCAA Parent. PCAA Parent is the 100% owner of a number of subsidiaries that collectively own and operate Macquarie Parking.

          The stock purchase agreement contains various provisions customary for transactions of this size and type, including representations and warranties with respect to the condition and operation of the business, covenants with respect to the conduct of the business between the signing and closing of the acquisition and indemnities from the vendors for any losses suffered by us as a result of a breach of any representation, warranty or covenant contained within the stock purchase agreement. The representations, warranties and indemnity are subject to certain customary limitations, and the maximum amount payable under the indemnity is $2.4 million, net of insurance proceeds.

          Pursuant to the terms of the stock purchase agreement, the company, on behalf of MIC Inc., extended offers to purchase for cash the ownership interests of all of the minority holders of PCAA Holdings and PCAA Parent at the closing of this offering on terms similar to those of our proposed acquisition of MAPC. On August 17, 2004, holders of approximately 33.9% of the outstanding membership units in PCAA Parent entered into a purchase agreement with MIC Inc. to sell all of their membership units for $22.2 million. On October 8, 2004, Macquarie Securities (USA) Inc., a wholly owned indirect subsidiary of Macquarie Bank Limited and the holder of 1.4% of the outstanding membership units in PCAA Parent, entered into a purchase agreement with MIC Inc. to sell all of their membership units for approximately $1 million. On October 8, 2004, the holder of the minority interest in PCAA Holdings entered into a purchase agreement with MIC Inc. to sell its entire membership interest for $6.7 million. Upon consummation of these transactions, MIC Inc. will own 100% of PCAA Holdings and 87.1% of PCAA Parent for a total purchase price of $62.8 million.

          Completion of the acquisition of these interests depends upon a number of conditions being satisfied or waived prior to November 30, 2004, including customary closing conditions, the successful completion of this offering and the consent of Macquarie Parking’s lender. Although we anticipate that MAPC will receive this outstanding consent in a timely manner, it has not yet been obtained. We expect to agree with the seller to extend the closing deadline until December 31, 2004.

Acquisition of Our District Energy Business

          On October 12, 2004, MIC Inc. entered into an amended and restated limited liability company purchase agreement with Macquarie Investment Holdings Inc., a wholly owned indirect subsidiary of Macquarie Bank Limited, to acquire 100% of the membership interests in MDEH. The purchase price under the limited liability company purchase agreement is equal to the Macquarie Group’s total equity investment in MDEH, which is expected to be approximately $59.2 million, increasing at a rate of 17% per year from June 30, 2004, the date on which MDEH acquired Thermal Chicago, on the equity contributed to MDEH to consummate the acquisition of Thermal Chicago and 20% per year from September 29, 2004, the date on which MDEH acquired Northwind Aladdin, on the equity contributed to MDEH to consummate the acquisition of Northwind Aladdin, to the date of closing of MIC Inc.’s acquisition of MDEH. Assuming a closing date for the acquisition of December 15, 2004, this would result in a purchase price of approximately $63.6 million. Under the terms of the limited liability company purchase agreement, MDEH is prohibited from making distributions to its members during this period.

          The $120 million of senior debt incurred by a wholly owned subsidiary of MDEH, Macquarie District Energy Inc., or MDE, with recourse only to MDE and its subsidiaries, that was used to finance the acquisition of Thermal Chicago and Northwind Aladdin will remain in place after MIC Inc.’s acquisition of MDEH.

          MDE entered into a stock purchase agreement in December 2003 to acquire 100% of the shares in Thermal Chicago Corporation, the holding company for Thermal Chicago, from Exelon Thermal Holdings, Inc., a subsidiary of Exelon Corporation, for $135 million plus working capital adjustments of $1.6 million, with no assumption of debt.

          The stock purchase agreement in relation to Thermal Chicago includes an indemnity from Exelon for breaches of representations and warranties that is limited to $30 million, except for breaches of representations and warranties regarding due organization and status, authority and enforceability, capital stock and subsidiaries and the specific indemnity provision for pre-closing tax liability, for which the indemnity is limited in each case to the purchase price of $135 million.

          In addition, in December 2003, MDE entered into purchase agreements to acquire 100% of the shares in ETT Nevada, Inc., the owner of a 75% interest in Northwind Aladdin and all of Northwind Aladdin’s senior debt (which had an outstanding principal balance of $19.3 million as at June 30, 2004) from Exelon Thermal Holdings, Inc. for a combined purchase price of approximately $24.3 million, plus an expected working capital adjustment of $2 million.

          The stock purchase agreement in relation to Northwind Aladdin includes an indemnity from Exelon for breaches of representations and warranties that is limited to $6 million, except for breaches of representations and warranties regarding due organization and status, authority and enforceability, capital stock and subsidiaries and the specific indemnity for pre-closing tax liability, for which the indemnity is limited in each case to the combined purchase price for the shares and the debt of $24.3 million.

          In addition to the purchase prices under the purchase agreements, we expect MDE to eventually incur fees and other expenses of approximately $14.2 million in connection with the completion of the acquisition of Thermal Chicago and Northwind Aladdin and require cash for debt service reserves of approximately $4 million. Included in these amounts are payments of fees to the Macquarie Group of approximately $6.4 million for advisory and debt arranging services and bridge loan and equity underwriting facilities provided in connection with the acquisitions.

          The limited liability company purchase agreement between MIC Inc. and Macquarie Investment Holdings Inc. contains various provisions customary for transactions of this size and type, including representations and warranties with respect to capitalization and title and a covenant with respect to the conduct of the business during the period of Macquarie Investment Holdings Inc.’s ownership. The representations and warranties are subject to certain customary limitations, and the maximum amount of indemnification payable under the agreement is equal to $30 million in relation to Thermal Chicago, and $6 million in relation to Northwind Aladdin with some exceptions.

          Completion of our acquisition of MDEH depends upon the satisfaction of customary closing conditions and the successful completion of this offering within 12 months of the date of signing the limited liability company purchase agreement.

Acquisition of Our Toll Road Business

          On June 7, 2004, the company entered into a sale and purchase agreement (as amended on October 14, 2004) with Macquarie European Infrastructure plc, or MEIP, an entity that is a member of the Macquarie Infrastructure Group, or MIG, to acquire, either directly or indirectly, 100% of Macquarie Yorkshire Limited, or Macquarie Yorkshire, for £43.3 million, increased by £9,750 for each day closing occurs after September 30, 2004. As a consequence of this adjustment, assuming a purchase date of December 15, 2004, our total purchase price will be approximately £44 million ($81.2 million). Pursuant to the sale and purchase agreement, the company has nominated its wholly owned subsidiary Macquarie Yorkshire LLC as the transferee of the shares in Macquarie Yorkshire. Macquarie Yorkshire owns 50% of CHL, which in turn owns 100% of Connect M1-A1 Limited. Connect M1-A1 Limited is the holder of the Yorkshire Link concession. We also anticipate investing a further £1 million ($1.9 million) in Macquarie Yorkshire to enable it to replace a letter of credit of the same amount required by a lender to Connect M1-A1 Limited as security for funding breakage costs on their fixed rate loan. This cash will be held by the lender to Connect M1-A1 Limited until certain financial tests are met by Connect M1-A1 Limited. We currently anticipate that these tests will be met in November or December 2005 and the cash deposit released to Macquarie Yorkshire by the lender at that time. MIG is an infrastructure fund managed by the Macquarie Group that is listed on the Australian Stock Exchange.

          The sale and purchase agreement contains various provisions customary for acquisitions of this size and type, including representations and warranties with respect to the condition and operation of the business and covenants and with respect to the conduct of the business between the signing and closing of the acquisition. The representations and warranties are subject to certain customary limitations, and the maximum amount payable in respect thereof is an amount equal to the purchase price.

          Completion of the acquisition depends upon a number of conditions being satisfied or waived by March 31, 2005, including customary closing conditions and the successful completion of this offering.

Our Investment in MCG

          On June 7, 2004, the company entered into a purchase agreement with Macquarie Bank Limited to purchase an as yet undetermined number of stapled securities issued by MCG with an aggregate value of up to $70 million in an at-the-market transaction. The company has assigned all of its rights and obligations under this purchase agreement to its wholly owned subsidiary Communications Infrastructure LLC and Macquarie Bank Limited assigned all of its rights and obligations and transferred its ownership in the stapled securities to Macquarie Technology Group Pty Limited. The purchase agreement provides that in no circumstances will the acquired interest be in excess of 17.5% of the total outstanding stapled securities of MCG, with the aggregate purchase price and the number of securities being adjusted accordingly. Communications Infrastructure LLC has the option to reduce the aggregate value of the stapled securities being purchased to no less than $40 million.

          Stapled securities are equity securities comprising securities in two (or more) separate entities that have to be traded as a single stapled security. In MCG’s case, stapled securities comprise a unit in an affiliated Australian trust and a share in an affiliated Australian company. MCG stapled security holders have an equal number of units in the trust and shares in the company.

          The number of stapled securities to be purchased and the price per stapled security will be determined at the date on which we enter into the underwriting agreement for this offering. The stapled security price we will pay will be the volume-weighted average trading price over the ten trading days immediately prior to that date, converted into a U.S. dollar price per stapled security using the Australian dollar/US dollar exchange rate on that date. The number of stapled securities we will purchase will be equal to the aggregate purchase price in Australian dollars divided by the determined price per stapled security. Based on an aggregate purchase price of $70 million, or approximately AUD 92.3 million, and the MCG stapled security closing price as of November 4, 2004 of AUD 4.82, we would acquire approximately 19.1 million stapled securities, or approximately 11.3% of MCG.

          MCG announced on October 22, 2004, that it has submitted a non-binding indicative offer to acquire the U.K. broadcast transmission infrastructure owned by NTL Broadcast. A definitive bid is expected to be made in late November 2004. In the event that neither MCG nor the target has announced the results of the bid at least ten trading days prior to the date on which we enter into an underwriting agreement for this offering, then the number of MCG stapled securities we ultimately will purchase will be adjusted, upwards or downwards, to reflect the difference between (1) the number of stapled securities purchased on the initial closing date and (2) the number of stapled securities calculated by dividing the aggregate Australian dollar purchase price on the initial closing date by the volume weighted average trading price per stapled security over the ten trading days beginning the day after the announcement day. The obligation of the parties to adjust the number of shares to be delivered will expire if the results of the bid have not been announced by the 30th day after the date on which we enter into the underwriting agreement. If either the purchaser or the seller is in possession of any material non-public information related to MCG at the time of the closing of the stapled securities adjustment, the parties shall defer the calculation of the stapled securities price adjustment and the closing until neither party is in possession of any such material non-public information for at least 12 trading days.

          The purchase agreement contains various provisions customary for transactions of this size and type, including representations and warranties with respect to authority, title, qualification and absence of conflict. Completion of the acquisition depends upon a number of conditions being satisfied, including the successful completion of this offering and customary closing conditions. The purchase agreement will terminate automatically if the company or Macquarie Bank Limited comes into possession of any material, non-public information in relation to MCG from the period beginning one day before the date of printing the preliminary prospectus, other than with respect to the proposed NTL Broadcast transaction described above. The company may also terminate the purchase agreement on the date of the preliminary prospectus if the acquisition would be reasonably likely to have an adverse effect on our ability to pay dividends as contemplated in that preliminary prospectus.

Our Investment in South East Water

          On June 7, 2004, the company and Macquarie Water Luxembourg SarL, or Macquarie Luxembourg, entered into a contribution and subscription agreement (as amended on October 15, 2004) pursuant to which the company will subscribe for 17.5% of the ordinary shares and preferred equity certificates, or PECs, of Macquarie Luxembourg for approximately £19.4 million ($35.8 million) subject to certain price adjustments as discussed below. PECs are an income participating debt instrument for Luxembourg legal, accounting and tax purposes. Completion of this transaction will result in the company owning an indirect 17.5% interest in SEW.

          Macquarie Luxembourg will use the proceeds of the subscription to acquire 9,712,500 shares in Macquarie Water (U.K.) Limited, or Macquarie Water, to subscribe for loan notes in Macquarie Water with a nominal amount of £9,712,500, to pay certain stamp and capital duty taxes relating to the subscription and to fund a working capital requirement of Macquarie Luxembourg. The shares in Macquarie Water will be acquired from Macquarie Leasing (U.K.) Limited, or Macquarie Leasing, a wholly owned indirect subsidiary of Macquarie Bank Limited and the proceeds from the issuance of the loan notes will be used by Macquarie Water to redeem loan notes of the same nominal amount held by Macquarie Bank Limited. Macquarie Water is the indirect holding company for SEW.

          The subscription amount increases at a rate of 17% per year from April 30, 2004 to the date of subscription, reduced by the amount of any cash distributions received by Macquarie Leasing from the shares of Macquarie Water and interest on the notes in Macquarie Water held by Macquarie Bank Limited to be acquired in our transaction, during this period. As a consequence of this adjustment, assuming a subscription date of December 15, 2004, our total subscription price will be approximately £20.6 million ($38.1 million).

          The company’s subscription under the contribution and subscription agreement is conditional upon the successful completion of this offering within twelve months of June 7, 2004.

          Upon subscribing for ordinary shares and PECs in Macquarie Luxembourg, the company is required to enter into a deed of adherence to become a party to the shareholders’ agreement relating to Macquarie Luxembourg. See “Business — Our Investment in South East Water — Legal Matters — Shareholders’ Agreement.”

          Pursuant to a sale and purchase agreement, dated April 30, 2004, Macquarie Luxembourg acquired an effective 75.1% interest in SEW through the purchase of 41.7 million shares in Macquarie Water from Macquarie Leasing for £41.7 million ($76.9 million) and by subscribing for loan notes in Macquarie Water with a nominal value of £41.7 million, the proceeds of which were used by Macquarie Water to redeem notes with the same nominal value issued to Macquarie Bank Limited. Subsequently, Macquarie Luxembourg acquired a further 7.4% interest in SEW in the same manner.

          Macquarie Leasing and Macquarie Bank Limited currently own the remaining 17.5% of the issued share capital and loan notes of Macquarie Water, respectively. Under the sale and purchase agreement discussed above, Macquarie Luxembourg has a call option to acquire the remaining 17.5% interest in Macquarie Water, which it may exercise at any time up to and including December 31, 2004. This call option will be exercised to facilitate the company’s investment.

          The sale and purchase agreement discussed above contains various provisions customary for acquisitions of this size and type, including representations and warranties with respect to the condition and operation of the water distribution business. These representations and warranties are subject to certain customary limitations set out in the agreement.

          Macquarie Leasing and Macquarie Bank Limited subscribed for 100% of the ordinary shares and loan notes of Macquarie Water for £111.0 million ($204.7 million) in September 2003 to partially fund the purchase by Macquarie Water of 100% of SEW. The balance of the purchase price was funded with debt raised by Macquarie Water, which was subsequently repaid with the proceeds of a loan incurred by SEW. The Macquarie Group was paid £4.0 million in advisory and debt raising fees by Macquarie Water upon the closing of the acquisition of SEW by Macquarie Water. The company, prior to the closing of the offering, will novate all of its rights and obligations under the contribution and subscription agreement with Macquarie Luxembourg to its wholly owned subsidiary South East Water LLC.

PRO FORMA CAPITALIZATION

          The following table sets forth our unaudited pro forma capitalization, assuming no exercise of the underwriters’ overallotment option, at the assumed public offering price of $25.00 per share and the application of the estimated net proceeds of such sale (after deducting underwriting and our estimated offering expenses). See “Use of Proceeds.” You should read this information with the financial statements and related notes, the unaudited pro forma financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

Pro Forma
As of September 30, 2004

($ in thousands)
Cash and cash equivalents:	$

Long-term debt:
Atlantic senior debt facility(1)	$157,400
AvPorts senior debt facility	36,000
Macquarie Parking senior debt facility	130,578
Thermal Chicago notes	120,000
Loan from Connect M1-A1 Limited	16,871

Total long-term debt	460,849
Shareholders’ equity:
Trust stock: (no par value); 500,000,000 shares authorized; 100 shares issued and outstanding; 23,400,100 shares issued and outstanding as adjusted for the offering(2)	—
Total shareholders’ equity

Total capitalization	$

(1)	Including debt incurred to finance GAH acquisition.

(2)	Each share of trust stock representing one beneficial interest in the trust.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

          Macquarie Infrastructure Company Trust and Macquarie Infrastructure Company LLC were organized in April 2004 for the purpose of making the acquisitions and investments described below, using the proceeds of this offering. The following unaudited pro forma condensed combined balance sheet as of September 30, 2004 gives effect to:

•	our acquisition of 100% of the shares of North America Capital, the owner of 100% of the capital stock of Executive Air Support, Inc., which owns Atlantic;

•	our acquisition of 100% of the membership interests of GAH, the owner of two FBOs in California;

•	our acquisition of 100% of the shares and subordinated debt of MANA, which owns AvPorts;

•	our acquisition of 100% of the shares of MAPC, which owns a controlling interest in Macquarie Parking, plus the acquisition of the remaining membership interests in PCAA Holdings and certain minority investors in PCAA Parent for a total of 87.1% of Macquarie Parking;

•	our acquisition of 100% of the membership interests of Macquarie District Energy Holdings, the indirect owner of Thermal Chicago and a 75% interest in, and all of the senior debt of, Northwind Aladdin;

•	our acquisition of 100% of the shares of Macquarie Yorkshire, the owner of 50% of the capital stock of CHL, as discussed below;

•	our acquisition of $70.0 million of stapled securities issued by MCG in an at-the-market transaction;

•	our subscription for 17.5% of the ordinary shares and PECs of Macquarie Luxembourg; and

•	the offering of the shares offered hereby and the concurrent private placement to our Manager of $50 million in value of our trust shares,

as if all these transactions had been completed as of September 30, 2004. The purchase prices for certain of these acquisitions and investments are subject to adjustment. Such adjustments, which we do not expect to be material, will depend upon the actual closing date. Each of these acquisitions require the satisfaction of the conditions precedent within the underlying stock purchase agreement. Please see “The Acquisition of our Initial Businesses and Initial Investments” for a further discussion of the conditions to be satisfied for each acquisition.

          The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004 give effect to these transactions as if they all had occurred at the beginning of the fiscal year presented. The as reported financial information in the unaudited pro forma condensed combined financial statements at and for the nine months ended September 30, 2004 and for the year ended December 31, 2003 for Atlantic, GAH, Macquarie Parking, and Thermal Chicago are derived from the unaudited and audited financial statements, respectively, of each of the businesses, included elsewhere in this prospectus. The as reported financial information of AvPorts at and for the nine months ended September 30, 2004 is derived from the unaudited financial statements included elsewhere in this prospectus. The financial information of AvPorts for the year ended December 31, 2003 is derived from unaudited financial information of AvPorts that is not included in this prospectus and reflects the combined financial information from the consolidated statements of operations of AvPorts from January 1, 2003 to March 31, 2003 with the audited consolidated statements of operations for the nine months ended December 31, 2003. The financial information for Macquarie Yorkshire is derived from unaudited financial information of CHL that is not included in this prospectus. The as reported financial information for Macquarie Infrastructure Company Trust is derived from its audited financial statements at and for the period ended June 30, 2004 and the unaudited financial statements for the three months ended September 30, 2004, which are included elsewhere in this prospectus.

          We refer to Atlantic, GAH, AvPorts, Macquarie Parking and Thermal Chicago as the consolidated businesses, and the following unaudited pro forma condensed combined financial statements, or the pro forma financial statements, have been prepared assuming that our acquisitions of the consolidated businesses will be accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets acquired and the liabilities assumed will be recorded at their respective fair values at the date of acquisition. The total purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values, which are subject to revision if the finalization of the respective fair values results in a material difference to the preliminary estimate used.

          CHL is the holding company that owns 100% of Connect M1-A1 Limited. Macquarie Yorkshire owns 50% of CHL. Accordingly, the pro forma financial statements have been prepared assuming our investment in CHL will be accounted for under the equity method of accounting. In addition to the equity investment in CHL, Macquarie Yorkshire has a loan from Connect M1-A1 Limited with an estimated fair value of £9.1 million ($16.9 million at September 30, 2004), a receivable from affiliate of £1.7 million ($3.1 million at September 30, 2004) and loans to Connect M1-A1 Limited with an estimated fair value of £10.9 million ($20.1 million at September 30, 2004). The difference between the purchase price (less the fair value of the loan from and loans to Connect M1-A1 Limited and the receivable from affiliate) and the underlying equity in CHL has been accounted for as if Connect M1-A1 Limited was a consolidated subsidiary and has been allocated to the concession based on its estimated fair value. The purchase price allocation is subject to revision if the finalization of the respective fair values results in a material difference to the preliminary estimate used.

          The pro forma financial statements have been prepared assuming our investments in MCG and Macquarie Luxembourg will be accounted for under the cost method of accounting.

          The company has entered into the management services agreement with the Manager, pursuant to which the Manager will provide the day-to-day operational and other management services for a base management fee and a performance fee. We have assumed that there is no debt at the company level and no commitments are outstanding to make future investments and that, therefore, the base management fee will be calculated solely with reference to the market capitalization of the trust shares. See “Our Manager — Management Services Agreement — Fees” for a discussion of how the base and performance fees of our Manager are calculated.

          The unaudited pro forma condensed combined statements of operations are not necessarily indicative of operating results that would have been achieved had the transactions described above been completed at the beginning of the fiscal year presented and should not be construed as indicative of future operating results.

          You should read these unaudited pro forma financial statements in conjunction with the accompanying notes, the financial statements of the consolidated businesses and the consolidated financial statements of CHL, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all included elsewhere in this prospectus.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

CONDENSED COMBINED PRO FORMA BALANCE SHEET

at September 30, 2004

									Pro Forma
	North					Macquarie			Combined
	America				MDEH	Infrastructure			Macquarie
	Capital			Macquarie	(“Thermal	Company			Infrastructure
	(“Atlantic”)	GAH	AvPorts	Parking	Chicago”)	Trust	Pro Forma		Company
	As Reported	As Reported	As Reported	As Reported	As Reported	As Reported	Adjustments		Trust

	($ in thousands)
Assets
Current assets	$11,794	$3,086	$10,644	$5,640	$20,149	$—	$23,860	(1)	$75,173
Securities available for sale	—	—	—	—	—	—	70,000	(2)	70,000
Land	—	—	—	42,981	3,810	—	1,743	(3)	48,534
Property and equipment, net	43,335	15,880	17,798	22,044	143,151	—	(1,562	)(4)	240,646
Deferred transaction and public offering costs	—	—	—	—	—	3,613	(3,613	)(5)	—
Deferred financing costs	333	—	2,296	2,936	2,944	—	(1,088	)(6)	7,421
Equipment lease receivables	—	—	—	—	47,153	—	—		47,153
Contract rights and other intangible assets	139,827	—	18,542	8,749	22,487	—	55,738	(7)	245,343
Restricted cash	—	—	—	5,710	4,050	—	4,851	(8)	14,611
Intangible assets with indefinite lives	6,800	—	—	—	—	—	24,998	(9)	31,798
Goodwill	96,686	13,461	6,270	64,861	1,069		68,627	(10)	250,974
Investment, at cost	—	—	—	—	—	—	38,059	(11)	38,059
Investment in unconsolidated business	—	—	—	—	—	—	76,705	(12)	76,705
Loan to affiliate	—	—	—	—	—	—	20,126	(13)	20,126
Other assets	380	—	932	1,749	—	—	—		3,061

Total assets	$299,155	$32,427	$56,482	$154,670	$244,813	$3,613	$378,444		$1,169,604

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities	$141,692	$3,279	$2,831	$4,935	$11,481	$8,217	$(143,183	)(14)	$29,252
Deferred tax liabilities	63,728	—	—	—	52,768	—	13,468	(15)	129,964
Long-term debt	733	—	48,000	130,598	120,000	—	162,271	(16)	461,602
Other long-term liabilities	1,582	22,000	1,505	1,490	3,331	—	(22,000	)(17)	7,908

Total liabilities	207,735	25,279	52,336	137,023	187,580	8,217	10,556		628,726
Minority interests	—	—	—	6,275	5,386	—	(2,749	)(18)	8,912
Members’ redeemable interest	—	6,960	—	—	—	—	(6,960	)(19)	—
Redeemable preferred stock	918	—	—	—	—	—	(918	)(20)	—
Total shareholders’ equity (deficit)	90,502	188	4,146	11,372	51,847	(4,604)	378,515	(21)	531,966

Total liabilities and shareholders’ equity (deficit)	$299,155	$32,427	$56,482	$154,670	$244,813	$3,613	$378,444		$1,169,604

MACQUARIE INFRASTRUCTURE COMPANY TRUST

CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS

for the year ended December 31, 2003

								Pro Forma
	North							Combined
	America				MDEH			Macquarie
	Capital			Macquarie	(“Thermal			Infrastructure
	(“Atlantic”)	GAH		Parking	Chicago”) As	Pro Forma		Company
	As Reported	As Reported	AvPorts*	As Reported	Reported**	Adjustments		Trust

	($ in thousands)
Fuel revenue	$57,129	$16,382	$21,754	$—	$—	$(2,666	)(1)	$92,599
Service revenue	20,720	4,541	15,261	26,291	33,084	(693	)(2)	99,204
Finance lease revenue	—	—	—	—	5,479	—		5,479

Total revenue	77,849	20,923	37,015	26,291	38,563	(3,359)		197,282
Cost of revenue — fuel	27,003	8,365	10,504	—	—	(1,382	)(3)	44,490
Cost of revenue — service(a)	1,961	1,127	3,512	19,236	22,583	2,417	(4)	50,836

Gross profit	48,885	11,431	22,999	7,055	15,980	(4,394)		101,956
Selling, general and administrative	29,159	8,484	16,101	1,749	2,956	(3,463	)(5)	54,986
Depreciation expense	2,126	872	946	—	—	154	(6)	4,098
Amortization expense	1,395	—	5,386	3,576	99	9,410	(7)	19,866

Operating income (loss)	16,205	2,075	566	1,730	12,925	(10,495)		23,006
Dividend income	—	—	—	—	—	5,092	(8)	5,092
Other income	—	—	16	10	1,017	(439	)(9)	604
Interest income	71	—	—	21	105	1,641	(10)	1,838
Interest expense	4,820	2,321	3,759	8,281	7,545	(1,204	)(11)	25,522
Other expense	1,219	308	—	—	—	(1,527	)(12)	—

Income (loss) before taxes, minority interest and equity in earnings of CHL	10,237	(554)	(3,177)	(6,520)	6,502	(1,470)		5,018
Income tax expense (benefit)	4,192	—	(671)	—	2,475	(5,880	)(13)	116
Minority interest in loss of consolidated subsidiaries	—	—		1,520	(340)	(824	)(14)	356
Equity in earnings of CHL	—	—	—	—	—	3,761	(15)	3,761

Income (loss) from continuing operations	$6,045	$(554)	$(2,506)	$(5,000)	$3,687	$7,347		$9,019

Pro forma profit from continuing operations per share								$0.39

Pro forma weighted average number of trust shares outstanding								$23,400,100

(a) Includes depreciation expense of	$—	$—	$—	$1,343	$2,998	$2,681		$7,022

*	Reflects the combination of the unaudited financial information for the period from January 1, 2003 to March 31, 2003 with the audited financial information for the nine months ended December 31, 2003.

**	Reflects the combination of audited financial information for the year ended December 31, 2003 with the audited financial information of ETT Nevada, Inc. for the year ended December 31, 2003. See Note 6.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS

for the nine months ended September 30, 2004

									Pro Forma
					MDEH				Combined
	North				(“Thermal	Macquarie			Macquarie
	America			Macquarie	Chicago”)	Infrastructure			Infrastructure
	Capital*	GAH	AvPorts	Parking	As	Company Trust	Pro Forma		Company
	(“Atlantic”)	As Reported	As Reported	As Reported	Reported**	As Reported	Adjustments		Trust

	($ in thousands)
Fuel revenue	$53,836	$14,224	$21,181	$—	$—	$—	$(2,227	)(1)	$87,014
Service revenue	18,262	3,806	12,192	38,046	28,211	—	(322	)(2)	100,195
Finance lease revenue	—	—	—	—	4,027	—	—		4,027

Total revenue	72,098	18,030	33,373	38,046	32,238	—	(2,549)		191,236
Cost of revenue — fuel	27,898	7,871	11,372	—	—	—	(1,224	)(3)	45,917
Cost of revenue — service(a)	1,786	851	3,233	27,176	20,076	—	1,306	(4)	54,428

Gross profit	42,414	9,308	18,768	10,870	12,162	—	(2,631)		90,891
Selling, general and administrative	28,249	5,384	12,633	3,229	2,784	4,604	(2,844	) (5)	54,039
Depreciation expense	1,823	696	734	—	—	—	(58	)(6)	3,311
Amortization expense	1,850	—	4,051	2,692	380	—	6,012	(7)	14,985

Operating income (loss)	10,492	3,228	1,350	4,949	8,998	(4,604)	(5,857)		18,556
Dividend income	—	—	—	—	—	—	1,538	(8)	1,538
Other income	—	—	—	—	3,425	—	(3,298	)(9)	127
Interest income	25	—	—	24	47	—	1,336	(10)	1,432
Interest expense	6,714	1,852	2,715	6,130	18,316	—	(15,119	)(11)	20,608
Other expense	5,443	—	48	35	—	—	(5,254	)(12)	272

Income (loss) before taxes, minority interest and equity in earnings of CHL	(1,640)	1,376	(1,413)	(1,192)	(5,846)	(4,604)	14,092		773

Income tax expense (benefit)	2,089	—	60	—	(1,826)	—	2,600	(13)	2,923
Minority interest in income of consolidated subsidiaries	—	—	—	557	(301)	—	(531	)(14)	(275)
Equity in earnings of CHL	—	—	—	—	—	—	3,358	(15)	3,358

Income (loss) from continuing operations	$(3,729)	$1,376	$(1,473)	$(635)	$(4,321)	$(4,604)	$14,319		$933

Pro forma loss from continuing operations per share									$0.04

Pro forma weighted average number of trust shares outstanding									$23,400,100

(a) Includes depreciation expense of	$—	$—	$—	$1,638	$2,843	$—	$1,446		$5,927

*	Reflects the combination of unaudited financial information for the period January 1, 2004 to July 29, 2004 with the unaudited financial information for the period July 30, 2004 to September 30, 2004. See Note 6.

**	Reflects the combination of unaudited financial information for the period January 1, 2004 to June 30, 2004 with the unaudited financial information for the period July 1, 2004 to September 30, 2004. See Note 6.

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The information in Note 1 provides all of the pro forma adjustments from each line item in the pro forma Condensed Combined Financial Statements. Note 2 describes how the adjustments were derived for each of the initial businesses and investments that we are acquiring.

Note 1. Pro Forma Adjustments

Balance Sheet:

1. Current assets
Working capital of the company, included prefunded capital expenditures and proceeds to pay Macquarie Infrastructure Company accrued public offering costs	$32,217	a
GAH	(183	)c(1)
GAH	1,113	c(2)
GAH	(1,170	)c(3)
AvPorts	(2,256	)d(1)
Macquarie Parking	(739	)e
Macquarie Yorkshire	3,095	g
Macquarie Infrastructure Company	(8,217	)i(2)

	$23,860

2. Securities available for sale
Investment in MCG	$70,000	h(1)
3. Land
Macquarie Parking	$1,743	e

	$1,743

4. Net property and equipment
GAH	$(3,886	)c(1)
GAH	1,006	c(3)
Macquarie Parking	1,318	e

	$(1,562)

5. Deferred transaction and public offering costs
Macquarie Infrastructure Company	$(3,613	)i(1)
6. Deferred financing costs
North America Capital	$3,192	b(1)
GAH	573	c(2)
AvPorts	(2,296	)d(1)
Macquarie Parking	(2,557	)e

	$(1,088)

7. Contract rights and other intangible assets
GAH	$19,900	c(3)
AvPorts	31,465	d(1)
Macquarie Parking	4,373	e

	$55,738

8. Restricted cash
North America Capital	$3,900	b(1)
GAH	951	c(2)

	$4,851

9. Intangible assets with indefinite lives
Macquarie Parking	$24,998	e

	$24,998

10. Goodwill
North America Capital	$21,674	b(1)
GAH	(1,771	)c(1)
GAH	4,351	c(3)
AvPorts	10,090	d(1)
Macquarie Parking	21,812	e
MDEH	11,623	f(1)
Macquarie Infrastructure Company	848	i(1)

	$68,627

11. Investment, at cost
Macquarie Luxembourg	$38,059	h(2)
12. Investment in unconsolidated business
Macquarie Yorkshire	$76,705	g
13. Loan to affiliate
Macquarie Yorkshire	$20,126	g
14. Current liabilities
Atlantic	(131,598	)b(1)
GAH	(2,061	)c(1)
GAH	(1,307	)c(3)
Macquarie Infrastructure Company	(8,217	)i(2)

	$(143,183)

15. Deferred tax liabilities
AvPorts	$11,249	d(1)
Macquarie Parking	2,219	e

	$13,468

16. Long-term debt
Atlantic	$130,000	b(1)
GAH	27,400	c(2)
AvPorts	(12,000	)d(1)
Macquarie Yorkshire	16,871	g

	$162,271

17. Other long-term liabilities
GAH	$(2,000	)c(1)
GAH	(20,000	)c(3)

	$(22,000)

18. Minority interests
Macquarie Parking	$(2,749	)e

19. Member’s redeemable interest
GAH	$(1,734	) c(1)
GAH	(5,226	) c(3)

	$(6,960)

20. Redeemable convertible preferred stock
North America Capital	$(918	)b(1)
21. Total shareholders’ equity
Acquisitions	$539,430	a
North America Capital	(90,502	)b(1)
GAH	(45	)c(1)
GAH	(143	)c(3)
GAH	26,000	c(2)
GAH	(26,000	)c(4)
AvPorts	(4,146	)d(1)
Macquarie Parking	(11,372	)e
MDEH	(51,942	)f(1)
Macquarie Infrastructure Company	(2,765	)i(1)

	$378,515

 Statement of Operations:

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2003	2004

1. Fuel revenue
GAH	$(2,666)	$(2,227	)B(1)

2. Service revenue
GAH	$(693)	$(322	)B(1)

3. Cost of revenue — fuel
GAH	$(1,382)	$(1,224	)B(1)
4. Cost of revenue — service
GAH	$(264)	$(133	)B(1)
Macquarie Parking	66	49	D(3)
MDEH	2,615	1,390	E(1)

	$2,417	$1,306

5. Selling, general and administrative
Atlantic	$—	$(1,189	)A(4)
GAH	(1,310)	(843	)B(1)
GAH	(1,500)	—	B(6)
MDEH	(653)	(812	)E(5)

	$(3,463)	$(2,844)

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2003	2004

6. Depreciation expense
Atlantic	$203	$117	A(5)
GAH	(92)	(91	)B(1)
GAH	43	32	B(4)

	$154	$58

7. Amortization
Atlantic	$4,710	$2,816	A(1)
GAH	1,146	860	B(2)
AvPorts	261	196	C(1)
Macquarie Parking	1,966	1,475	D(1)
MDEH	1,327	665	E(2)

	$9,410	$6,012

8. Dividend income
MCG	$2,418	$1,538	G
Macquarie Luxembourg	2,674	—	G

	$5,092	$1,538

9. Other income
MDEH	$(439)	$(3,298	)E(4)

10. Interest income
Macquarie Yorkshire	$1,641	$1,336	F(2)

11. Interest expense
Atlantic	$3,067	$(742	)A(3)
GAH	(210)	(52	)B(1)
GAH	(471)	(560	)B(3)
AvPorts	(1,860)	(1,391	)C(2)
Macquarie Parking	(3,265)	(939	)D(2)
MDEH	702	(12,134	)E(3)
Macquarie Yorkshire	833	699	F(3)

	$(1,204)	$(15,119)

12. Other expense
Atlantic	$(1,219)	$(5,254	)A(2)
GAH	(308)	—	B(5)

	$(1,527)	$(5,254)

13. Income tax expense
Macquarie Infrastructure Company	$(5,880)	$2,600	H

14. Minority interest in income of consolidated subsidiaries
Macquarie Parking	$(824)	$(531	)D(4)

15. Equity in earnings of CHL
Macquarie Yorkshire	$3,761	$3,358	F(1)

Note 2. Pro Forma Adjustments by Acquisition

          As a further illustration, we have grouped the pro forma adjustments detailed in Note 1 to the Pro Forma Condensed Combined Financial Statements by each initial business and investment to show the combined effect of the pro forma adjustments on each initial business and investment.

a. Balance Sheet
Reflects issuance of shares and the net proceeds from this offering (after deducting underwriting discounts and commission of $ million and estimated offering expenses of $ ) and the concurrent private placement to our Manager:
To finance acquisitions	$507,213
Additional proceeds for working capital and capital expenditures and proceeds to pay the Macquarie Infrastructure Company’s accrued public offering costs	32,217

$539,430

Acquisitions:
North America Capital	$121,784
GAH	26,000
AvPorts	41,900
Macquarie Parking	62,848
MDEH	63,566
Macquarie Yorkshire	83,056
Macquarie Luxembourg	38,059
MCG	70,000

$507,213

b. North America Capital Acquisition
The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of 100% of the shares of North America Capital for a total purchase price of $121.8 million in cash, $7.4 million of which represents an increase of the purchase price at a rate of 17% per year from the date of acquisition by North America Capital of Atlantic on July 29, 2004 to our assumed acquisition date of December 15, 2004:
1. Reflects (1) purchase accounting adjustments to reflect Atlantic assets acquired and liabilities assumed at their estimated fair values, (2) elimination of liabilities not assumed, refinancing of bridge funding used for the initial acquisition by the Macquarie Group and (3) elimination of historical shareholders’ equity:

Goodwill	$21,674
Deferred financing costs	3,192
Restricted cash	3,900
Related party debt refinanced	131,598
Long-term debt	(130,000)
Elimination of preferred stock	918
Elimination of historical shareholders’ equity	90,502

$121,784

c. GAH Acquisition
The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of 100% of the membership interests in GAH for a total purchase price of $26.0 million in cash, and the incurrence by GAH of $27.4 million of senior debt used to purchase GAH from GAH’s existing members:
1. Reflects elimination of aviation business of GAH not purchased by us:

Current assets	$(183)
Property and equipment	(3,886)
Goodwill	(1,771)
Current liabilities	2,061
Other long-term liabilities	2,000
Members’ redeemable interest	1,734
Equity	45

$—

2. Reflects the equity contributed and debt assumed in connection with the acquisition of GAH by us and related financing costs:

Equity	$(26,000)
Debt	(27,400)
Cash	1,113
Deferred financing costs	573
Restricted cash (debt service reserve)	951

$(50,763)

3. Reflects (1) purchase accounting adjustments to reflect GAH assets acquired and liabilities assumed at their estimated fair values, (2) elimination of liabilities not assumed and (3) elimination of historical member’s equity:

Property and equipment	$1,006
Contract rights and other finite-lived intangible assets	19,900
Goodwill	4,351
Cash not acquired	(1,170)
Interest payable	1,307
Other long-term liabilities	20,000
Elimination of members’ redeemable interest	5,226
Elimination of historical member’s equity	143

$50,763

4. Elimination of GAH shareholders’ equity upon the acquisition by the company	$(26,000)

d. AvPorts Acquisition
The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of 100% of ordinary shares of AvPorts for $29,900 and purchase of subordinated debt from previous owner of $12,000 for a total purchase price of $41.9 million in cash:

1. Reflects (1) purchase accounting adjustments to reflect AvPorts assets acquired and liabilities assumed at their estimated fair values, (2) elimination of liabilities not assumed, (3) purchase of subordinated debt from previous owner and (4) elimination of historical shareholders’ equity:

Contract rights and other finite-lived intangible assets	$31,465
Goodwill	10,090
Deferred financing costs	(2,296)
Purchase of subordinated debt	12,000
Cash not acquired	(2,256)
Deferred tax liabilities	(11,249)
Elimination of historical shareholders’ equity	4,146

$41,900

e. Macquarie Parking Acquisition
The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of 100% of the shares of MAPC, which owns a controlling interest in Macquarie Parking, plus the acquisition of the remaining membership interests in PCAA Holdings and certain minority investors in PCAA Parent, for a total cash purchase price of $62.8 million:

Reflects (1) purchase accounting adjustments to reflect Macquarie Parking assets acquired and liabilities assumed at their estimated fair values, (2) working capital adjustment required by the MAPC purchase agreement and (3) elimination of historical shareholders’ equity:

Cash not acquired	$(739)
Land	1,743
Property and equipment	1,318
Other intangible assets	4,373
Intangible assets indefinite-lives	24,998
Goodwill	21,812
Deferred financing costs	(2,557)
Deferred tax liabilities	(2,219)
Minority interests	2,749
Elimination of historical shareholders’ equity	11,372

$62,850

f. MDEH Acquisition
The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of MDEH, for a total purchase price of $63.6 million in cash, $4.1 million of which represents an increase of the purchase price at a rate of 17% per year from the date of acquisition by MDEH of Thermal Chicago on June 30, 2004 to our assumed acquisition date of December 15, 2004 and $0.3 million represents an increase of the purchase price at a rate of 20% per year from the date of acquisition by MDEH of Northwind Aladdin on September 29, 2004 to our assumed acquisition date of December 15, 2004.

1. Reflects (1) purchase accounting adjustments to reflect MDEH assets acquired and liabilities assumed at their estimated fair values and (2) elimination of historical shareholders’ equity:

Goodwill	11,623
Elimination of historical shareholders’ equity	51,942

$63,565

g. Macquarie Yorkshire Acquisition
The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of 100% of the shares of Macquarie Yorkshire, the owner of 50% of the capital stock of CHL, for a total purchase price of £45.0 million in cash ($83.1 million):

Acquisition of Macquarie Yorkshire and related indebtedness:

Current assets	$3,095
Investment in unconsolidated business	76,705
Fair value of subordinated loans due from Connect M1-A1 Limited	20,126
Fair value of loan due to Connect M1-A1 Limited	(16,871)

$83,055

h. Investment Acquisitions
The following information represents the pro forma adjustments made by us in Note 1 to reflect our acquisition of (1) $70.0 million of stapled securities issued by MCG in an at-the-market transaction and (2) our subscription for 17.5% of the ordinary shares and PECs of Macquarie Luxembourg for a total purchase price of £20.6 million ($38.1 million), £2.1 million of which represents an increase of the purchase price at a rate of 17% per year from April 30, 2004 to the assumed closing date of December 15, 2004:

1. Securities available for sale:
Investment in MCG	$70,000
2. Investment in Macquarie Luxembourg:
Macquarie Luxembourg	$38,059

i. Purchase Accounting Adjustment
The following pro forma adjustment made by us in Note 1 reflects the required accounting adjustment of deferred transaction and public offering costs.

1. Reflects purchase accounting adjustment of deferred transaction and public offering costs:

Goodwill	$848
Shareholders’ equity	2,765
Deferred transaction and public offering costs	(3,613)

$—

2. Payment of transaction and public offering costs incurred with proceeds from the offering:

Cash	$(8,217)
Current liabilities	8,217

$—

Statements of Operations:

			Nine Months
		Year Ended	Ended
		December 31,	September 30,
		2003	2004

A.	The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of North America Capital upon the results of operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004 as if we had acquired North America Capital at the beginning of the fiscal year presented:

	1. Additional amortization expense of intangible assets resulting from the acquisition of Atlantic:
	Increase in the value assigned to contract rights of $87.2 million. The contract rights will be amortized individually based upon an analysis of their separate operating and renewal history as well as the current contract terms. The amortization period ranges from 20 to 40 years.	$2,271	$1,386
	Noncompete agreement of $4.3 million, which will be amortized over useful life of 3 years	1,437	830
	Increase in value assigned to customer relationships of $3.9 million, which will be amortized over useful life of 5 years	902	542
	Technology of $0.5 million, which will be amortized over useful life of 5 years	100	58

		$4,710	$2,816

	2. Elimination of historical other expense related to a warrant issued to a debt holder. The warrant was exercised upon the acquisition of Atlantic by North America Capital	$(1,219)	$(5,254)

			Nine Months
		Year Ended	Ended
		December 31,	September 30,
		2003	2004

	3. Additional interest expense resulting from the acquisition of North America Capital:

	Incremental (reduction of) interest expense with respect to the $130 million long-term debt issued in connection with the acquisition of North America Capital	$2,563	$(1,120)
	Deferred financing cost related to the $130 million long-term debt issued in connection with the acquisition of North America Capital, amortized over the term of the facility	$504	$378

		$3,067	$(742)

	4. Elimination of nonrecurring seller transaction costs	—	$(1,189)
	5. Additional depreciation expense resulting from increase in fair value of property, plant and equipment of $4.1 million, depreciated over 20 years	$203	$117

B.	The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of GAH upon the results of their operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004 as if we had acquired GAH at the beginning of the fiscal year presented:

	1. Reflects elimination of results of operations relating to the aviation business of GAH not purchased by us:
	Fuel revenue	$(2,666)	$(2,227)
	Service revenue	(693)	(322)
	Cost of revenue — fuel	(1,382)	(1,224)
	Cost of revenue — service	(264)	(133)
	Selling, general and administrative	(1,310)	(843)
	Depreciation expense	(92)	(91)
	Interest expense	(210)	(52)
	2. Additional amortization expense of intangible assets resulting from the acquisition of GAH:

	Contract rights of $17.8 million which will be amortized over 35 years	$508	$382
	Customer relationships of $1.1 million which will be amortized over 8 years	138	103
	Non-compete agreement of $1 million which will be amortized over 2 years	500	375

		$1,146	$860

	3. Reduction of interest expense as a result of the acquisition of GAH:

	Reduction of interest expense with respect to $27.4 million debt issued in connection with acquisition of GAH	$(553)	$(621)

	Amortization of deferred finance costs of $573 related to $27.4 million debt issued in connection with acquisition of GAH, amortized over the term of facility	$82	$61

		$(471)	$(560)

			Nine Months
		Year Ended	Ended
		December 31,	September 30,
		2003	2004

	4. Additional depreciation expense resulting from the acquisition of GAH	$43	$32

	5. Elimination of historical other expense related to write-off of loan from prior owner of GAH	$(308)	$—

	6. Elimination of management fees paid to prior owner of GAH in connection with management services contract not assumed by us	$(1,500)	$—

C.	The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of AvPorts upon the results of their operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004 as if we had acquired AvPorts at the beginning of the fiscal year presented:

	1. Incremental amortization expense of intangible assets resulting from the acquisition of AvPorts:
	Contract rights of $49.7 million. The contract rights will be amortized individually based upon an analysis of their separate operating and renewal history, as well as the current contract terms. The amortization period ranges from 10 to 40 years	$261	$196
	2. Reduction of interest expense as a result of the acquisition of AvPorts subordinated debt which is eliminated in consolidation and deferred financing costs not assumed by us.	$(1,860)	$(1,391)

D.	The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of Macquarie Parking upon the results of their operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004 as if we had acquired Macquarie Parking at the beginning of the fiscal year presented:

	1. Additional amortization expense of intangible assets resulting from the acquisition of MAPC:
	Customer relationships of $0.7 million, which will be amortized over 8 years	$109	$82
	Non-compete agreement of $2.9 million, which will be amortized over 21 months	1,842	1,382
	Leasehold rights of $0.2 million, which will be amortized over 18 years	15	11

		$1,966	$1,475

	2. Adjustment to deferred finance cost amortization relating to Macquarie Parking. The deferred financing asset of Macquarie Parking was not assumed by us, and the related amortization expense as reported in the historical financial statements was therefore eliminated in the pro forma accounts. The amortization expense was significantly higher for the year ended December 31, 2003, as MAPC wrote off its deferred finance costs concurrently with the refinancing of the debt in October 2003	$(3,265)	$(939)

			Nine Months
		Year Ended	Ended
		December 31,	September 30,
		2003	2004

	3. Additional depreciation expense resulting from acquisition of Macquarie Parking, which will be amortized over 20 years	$66	$49

	4. Increase in share of net loss resulting from acquisition of minority interests	$824	$531

E.	The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of MDEH upon the results of their operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004 as if we had acquired MDEH at the beginning of the fiscal year presented:

	1. Additional depreciation expense resulting from the acquisition of MDEH:
	Increase in value assigned to easements of $5,692, amortized over a period of 40 years	$142	$71
	Value assigned to property, plant and equipment of $69.3 million, depreciated over a weighted average period of 28 years	2,473	1,319

		$2,615	$1,390

	2. Additional amortization expense of intangible assets resulting from the acquisition of MDEH:
	Capital leases of $1.37 million which will be amortized over 20 years	$69	$35
	Customer relationships of $14.3 million which will be amortized over a period of 13.2 years	1,083	542
	Real estate leases of $2.1 million which will be amortized over 12 years	175	88

		$1,327	$665

	3. Additional (reduction of) interest expense resulting from the acquisition of MDEH:
	Incremental (reduction of) interest expense with respect to $120 million long-term debt issued in connection with acquisition of MDEH. Interest expense was significantly higher for the nine month period ended September 30, 2004 due to a $10.3 million make-whole payment associated with redemption of outstanding bonds	$555	$(12,244)
	Amortization of deferred finance costs of $2.9 million related to $120 million long-term debt issued in connection with the acquisition of MDEH, amortized over the term of facility	$147	$110

		$702	$(12,134)

	4. Reduction of other income relating to debt not assumed by us:
	Gain on early extinguishment of debt	$439	$1,985
	Acceleration of debt premium income	—	1,313

		$439	$3,298

	5. Reduction in selling, general and administrative expenses related to non-recurring transaction fees in connection with sale of MDEH incurred by previous owners.	$(653)	$(812)

			Nine Months
		Year Ended	Ended
		December 31,	September 30,
		2003	2004

F.	The following entries represent the pro forma adjustments made by us in Note 1 to reflect the effect of our acquisition of Macquarie Yorkshire upon the results of the operations of the Macquarie Infrastructure Company Trust for the year ended December 31, 2003 and for the nine months ended September 30, 2004 as if we had acquired Macquarie Yorkshire at the beginning of the fiscal year presented:

	1. Equity in earnings of CHL and incremental amortization of the concession. The concession will be amortized based on a percentage of vehicle usage in the period relative to the total estimated vehicle usage over the life of the concession:

	Equity in historical earnings of CHL	$6,892	$5,979
	Incremental amortization of the concession	(3,131)	(2,621)

		$3,761	$3,358

	2. Interest income on loans due from Connect M1-A1 Limited, net of premium amortization	$1,641	$1,336

	3. Interest expense on loan due to Connect M1-A1 Limited	$833	$699

G.	Dividend income, net of withholding tax, from our investments in Macquarie Luxembourg and MCG. The dividend from Macquarie Luxembourg is based upon historical dividends paid adjusted to reflect impact of incremental interest expense to be incurred as a result of a change in capital structure upon Macquarie Luxembourg’s acquisition of SEW. The dividend from MCG is based upon historical dividends paid by MCG:
	Macquarie Luxembourg	$2,674	$—
	MCG	2,418	1,538

		$5,092	$1,538

H.	Adjustment to record the estimated tax (benefit) expense associated with the pro forma adjustments to pre-tax loss	$(5,880)	$2,600

Note 3.     Pro Forma Loss from Continuing Operations per Share

          Pro forma income from continuing operations per share is $0.39 and $0.04 for the year ended December 31, 2003 and for the nine months ended September 30, 2004, respectively, based on the weighted average number of shares for the respective periods and reflecting the shares issued from this offering as if such shares were outstanding from the beginning of the respective periods.

Note 4.     Other Estimates

          In addition to the pro forma adjustments above, we expect to incur incremental administrative expenses, professional fees and management fees as a public company after the consummation of the transactions described above. Such fees and expenses include accounting, legal and other consultant fees, SEC and listing fees, directors’ fees and directors’ and officers’ insurance. We currently estimate these fees and expenses will total approximately $5.0 million per year. The actual amount of these expenses and fees could vary significantly.

          In addition to the pro forma adjustments above, we expect to pay the manager, base and performance fees pursuant to the management services agreement. We estimate the base fees to total approximately $6.2 million per year based on a net investment value of $550 million per the management services agreement. The actual amount of the base fees could vary significantly. We have not estimated any performance fees because there is no basis on which to estimate them at this time.

Note 5.     Fees Paid to the Macquarie Group

          Included in the pro forma condensed consolidated financial statements are the advisory/facility fees, debt arranging fees and capital charges that will be paid to members of the Macquarie Group as compensation for providing acquisition advisory services and debt, equity and hedging facilities (advisory/facility fees), arranging permanent debt financing (debt arranging fees), as well as to provide a return on the equity invested in the businesses and investments acquired by the Macquarie Group in anticipation of our offering (capital charges). The advisory/facility fees and the capital charges have been capitalized and are included in the equity pro forma adjustments for each initial business and investment. Debt arranging fees have been deferred and are amortized over the life of the relevant debt facilities. These advisory/facility fees, debt arranging fees and capital charges are summarized in the following table:

		Debt
		Arranging
Company	Advisory/Facility Fees	Fees	Capital Charges	Total Fees

	($ in thousands)
North America Capital	$9,858	$650	$7,405	$17,913
GAH	2,115	137	—	2,252
AvPorts	—	—	—	—
Macquarie Parking	—	—	—	—
MDEH	5,803	600	4,381	10,784
Macquarie Yorkshire	—	—	—	—
SEW	1,291	—	3,820	5,111
MCG	—	—	—	—

Total				$36,060

Note 6.     Calculation of pro forma information for North America Capital and MDEH

          Preparation of the pro forma condensed combined financial statements includes the combination of financial information included elsewhere in this prospectus in order to reflect the results of the initial businesses had they been acquired in the beginning of the fiscal year presented.

          The condensed combined pro forma statement of operations for MDEH was calculated as follows:

For the nine months ended September 30, 2004:

	MDEH	ETT Nevada, Inc.	MDEH	MDEH
	Six Months	January 1 to	July 1, 2004 to	Nine Months Ended
	Ended June 30, 2004	September 29, 2004	September 30, 2004	September 30, 2004

	($ in thousands)
Service revenue	$14,106	$2,636	$11,469	$28,211
Finance lease income	671	3,013	343	4,027

Total revenue	14,777	5,649	11,812	32,238
Cost of revenue	8,951	2,600	8,525	20,076

Gross profit	5,826	3,049	3,287	12,162
General and administrative	2,129	48	607	2,784
Amortization	49	—	330	380

Operating income	3,648	3,000	2,350	8,998
Other income	3,381	1	43	3,425

Interest income	41	—	6	47
Interest expense	12,674	1,848	3,794	18,316

Income (loss) before taxes	(5,604)	1,153	(1,395)	(5,846)
Provision for income taxes (benefit)	(1,577)	301	(550)	(1,826)

Minority interest		(298)	(2)	(301)

Net income	$(4,027)	$554	$(847)	$(4,321)

For the twelve months ended December 31, 2003:

	MDEH	ETT Nevada, Inc.	MDEH
	Year Ended	Year Ended	Year Ended
	December 31, 2003	December 31, 2003	December 31, 2003

	($ in thousands)
Service revenue	$29,964	$3,120	$33,084
Finance lease income	1,369	4,110	5,479

Total revenue	31,333	7,230	38,563
Cost of revenue	19,378	3,205	22,583

Gross profit	11,955	4,025	15,980
General and administrative	2,922	34	2,956
Amortization	99		99

Operating income	8,934	3,991	12,925
Other income	991	26	1,017
Interest income	96	9	105
Interest expense	(4,772)	(2,773)	(7,545)

Income (loss) before taxes	5,249	1,253	6,502
Provision for income taxes (benefit)	2,143	332	2,475

Minority interest	—	(340)	(340)

Net income	$3,106	$581	$3,687

          The condensed combined pro forma statement of operations for North America Capital was calculated as follows:

For the nine months ended September 30, 2004:

	North America Capital	North America Capital	North America Capital
	January 1, 2004 to	July 30, 2004 to	Nine Months Ended
	July 29, 2004	September 30, 2004	September 30, 2004

	($ in thousands)
Fuel revenue	$41,146	$12,690	$53,836
Service revenue	14,616	3,646	18,262

Total revenue	55,762	16,336	72,098
Cost of revenue-fuel	21,068	6,830	27,898
Cost of revenue-service	1,428	358	1,786

Total cost of revenue	22,496	7,188	29,684

Gross profit	33,266	9,148	42,414
Selling, general and administrative expenses	22,378	5,871	28,249
Depreciation	1,377	446	1,823
Amortization	848	1,002	1,850

Operating income	8,663	1,829	10,492
Interest income	17	8	25
Interest expense	4,655	2,059	6,714
Other expense	5,136	307	5,443

(Loss) before taxes	(1,111)	(529)	(1,640)
Income tax expense (benefit)	2,265	(176)	2,089

(Loss) from continuing operations	$(3,376)	$(353)	$(3,729)

SELECTED FINANCIAL DATA

          The selected consolidated financial data for Atlantic at December 31, 2002 and 2003 and for the years then ended were derived from the audited financial statements of Executive Air Support, Inc. included elsewhere in this prospectus. The selected consolidated financial data of North America Capital, the owner of Atlantic, at July 29, 2004, at September 30, 2004 and for the period January 1 through July 29, 2004 and July 30 through September 30, 2004 were derived from the unaudited consolidated condensed financial statements of North America Capital included elsewhere in this prospectus.

          The selected consolidated financial data for GAH at December 31, 2003 and for the year ended December 31, 2003 were derived from GAH’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data of GAH at September 30, 2004 and for the nine months ended September 30, 2003 and 2004 were derived from GAH’s unaudited consolidated condensed financial statements included elsewhere in this prospectus.

          The selected consolidated financial data for AvPorts for the year ended December 31, 2001 and for the period January 1, 2002 through November 5, 2002 are derived from the audited consolidated statements of operations and cash flows of AvPorts Aviation Division (a division of American Port Services, Inc.), or the predecessor, included elsewhere in this prospectus. The selected consolidated financial data for AvPorts for the period June 28, 2002 to March 31, 2003 and for the nine months ended December 31, 2003 are derived from the audited consolidated financial statements of Macquarie Airports North America, Inc. included elsewhere in this prospectus. In respect of the year ended December 31, 2002 and 2003, we have divided the consolidated statements of operations and cash flows of AvPorts for the period June 28, 2002 (inception) to March 31, 2003 into the periods from June 28, 2002 (inception) to December 31, 2002 and from January 1, 2003 to March 31, 2003 based on the unaudited interim financial information of AvPorts. We have combined financial information from the consolidated statements of operations and cash flows of the predecessor for the period from January 1, 2002 to November 5, 2002 with the June 28, 2002 (inception) to December 31, 2002 consolidated statements of operations and cash flows of AvPorts. We have further combined financial information from the consolidated statements of operations and cash flows of AvPorts from January 1, 2003 to March 31, 2003 with the audited consolidated statements of operations and cash flows for the nine months ended December 31, 2003 included elsewhere in this prospectus. Presentation of this unaudited combined consolidated financial information is not a recognized presentation under accounting principles generally accepted in the United States and is not necessarily indicative of the actual operating results of AvPorts for the years ended December 31, 2002 and 2003. We have presented the unaudited combined financial information for the 12 months ended December 31, 2002 and 2003 on this basis for convenience in comparing results with the results for 2001, 2002 and 2003. The selected financial data for AvPorts at September 30, 2004 and for the nine months ended September 30, 2003 and 2004 are derived from the unaudited consolidated financial statements included elsewhere in this prospectus.

          The selected consolidated financial data for Macquarie Parking for the year ended December 31, 2001 and for the period from January 1, 2002 to December 18, 2002 are derived from the audited consolidated statements of operations and cash flows of Off-Airport Parking Operations of PCA Parking Company of America, LLC, or the predecessor, included elsewhere in this prospectus. The selected consolidated financial data for Macquarie Parking for the period from July 23, 2002 to December 31, 2002 and for the year ended December 31, 2003 and at December 31, 2002 and 2003 are derived from the audited consolidated financial statements of Macquarie Parking included elsewhere in this prospectus. In respect of the year ended December 31, 2002, we have combined financial information from the consolidated statements of operations and cash flows of the predecessor for the period from January 1, 2002 to December 18, 2002 and from the consolidated financial statements of Macquarie Parking for the period from July 23, 2002 to December 31, 2002 included elsewhere in this prospectus. Presentation of this unaudited combined consolidated financial information is not a recognized presentation under accounting principles generally accepted in the United States and is not necessarily indicative of the actual operating results of Macquarie Parking for the year ended December 31, 2002. We have presented the unaudited combined financial information for the 12 months ended December 31, 2002 under this basis for convenience in comparing results with the results for 2002 and 2003. The selected financial data for Macquarie Parking at September 30, 2004 and for the nine months ended September 30, 2003 and 2004 are derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus.

          The selected consolidated financial data for Thermal Chicago at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 were derived from Thermal Chicago Corporation’s audited consolidated financial statements included elsewhere in this prospectus. The selected financial data of Macquarie District Energy Holdings, owner of Thermal Chicago and 75% of Northwind Aladdin, for the six months ended June 30, 2004, the three months ended September 30, 2004, and the nine months ended September 30, 2003 were derived from MDEH’s unaudited consolidated condensed financial statements included elsewhere in this prospectus.

          The selected consolidated financial data for Northwind Aladdin at December 31, 2003 and 2002 and for the years ended December 31, 2001, 2002 and 2003 were derived from ETT Nevada, Inc.’s audited consolidated financial statements included elsewhere in this prospectus. The selected financial data of Northwind Aladdin at June 30, 2004 and for the six months ended June 30, 2003 and 2004 were derived from ETT Nevada, Inc.’s unaudited consolidated condensed financial statements included elsewhere in this prospectus.

          The selected consolidated financial data for CHL at March 31, 2003 and 2004 and for the years ended March 31, 2002, 2003 and 2004 were derived from the audited financial statements included elsewhere in this prospectus. We indirectly own 50% of CHL and accordingly will account for CHL under the equity method.

          The selected financial data presented below represent the historical financial information for North America Capital, GAH, AvPorts, Macquarie Parking, MDEH, Northwind Aladdin and CHL and do not reflect the accounting for these businesses upon completion of the acquisitions and the operation of the businesses as a consolidated entity. You should read this information with the financial statements and related notes, the unaudited condensed combined pro forma financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

North America Capital

				Predecessor	Predecessor	Successor
				Nine Months	January 1	July 30
	Predecessor			Ended	through	through
	Year Ended December 31,			September 30,	July 29,	September 30,
	2001	2002	2003	2003	2004	2004

	($ in thousands)
Statement of Operations Data:
Revenue:
Fuel revenue	$44,044	$49,893	$57,129	$41,577	$41,146	$12,690
Service revenue	16,300	18,698	20,720	15,529	14,616	3,646

Total revenue	60,344	68,591	77,849	57,106	55,762	16,336
Cost of revenue:
Cost of revenue — fuel	(20,702)	(22,186)	(27,003)	(19,332)	(21,068)	(6,830)
Cost of revenue — service	(1,399)	(1,907)	(1,961)	(1,407)	(1,428)	(358)

Gross profit	38,243	44,498	48,885	36,367	33,266	9,148
Selling, general and administrative expense	(26,063)	(27,795)	(29,159)	(21,863)	(22,378)	(5,871)
Depreciation	(1,520)	(1,852)	(2,126)	(1,544)	(1,377)	(446)
Amortization	(4,552)	(1,471)	(1,395)	(1,047)	(849)	(1,002)

Operating income	6,108	13,380	16,205	11,913	8,662	1,829
Interest income	47	63	71	55	17	8
Finance fees	—	—	—	—	—	(981)
Interest expense	(5,809)	(5,351)	(4,820)	(3,593)	(4,655)	(1,078)
Other income (expense)	221	—	(1,219)	(97)	(5,135)	(307)

Income (loss) from continuing operations before income tax provision	567	8,092	10,237	8,278	(1,111)	(529)
Income tax (provision) benefit	(1,114)	(3,150)	(4,192)	(3,265)	(2,265)	176

(Loss) income from continuing operations	(547)	4,942	6,045	4,898	(3,376)	(353)
Discontinued operations:
(Loss) income from operations of discontinued operations	(290)	197	121	(76)	159	—
Loss on disposal of discontinued operations	(649)	(11,620)	(435)	(436)	—	—

(Loss) income from discontinued operations (net of applicable income tax provisions)	(939)	(11,423)	(314)	(512)	159	—

Net (loss) income	$(1,486)	$(6,481)	$5,731	$4,386	$(3,217)	$(353)

Cash Flow Data:
Cash provided by operating activities	$2,295	$9,608	$9,811	$6,606	$7,598	$156
Cash (used in) investing activities	(5,626)	(2,787)	(4,648)	679	(3,004)	(214,815)
Cash provided by (used in) financing activities	4,137	(5,012)	(5,956)	(5,626)	(274)	217,002

Net increase (decrease) in cash	$806	$1,809	$(793)	$1,659	$5,027	$2,343

	Predecessor
	At		Successor
	December 31,		At
			September 30,
	2002	2003	2004

	($ in thousands)
Balance Sheet Data:
Total current assets	$10,176	$10,108	$11,794
Property and equipment, net	31,942	36,963	43,335
Contract rights and other intangibles, net	51,064	52,524	146,627
Goodwill	33,222	33,222	96,686
Total assets	128,836	135,210	299,155

Current liabilities	12,416	15,271	141,692
Deferred tax liabilities	20,848	22,866	63,728
Long-term debt	38,227	32,777	733
Total liabilities	74,968	75,369	207,735
Redeemable convertible preferred stock	64,099	64,099	918
Stockholders’ (deficit) equity	(10,231)	(4,258)	90,502

GAH(1)

		Nine Months Ended
	Year Ended	September 30,
	December 31,
	2003	2003	2004

	($ in thousands)
Statement of Operations Data:
Revenue:
Fuel revenue	$16,382	$12,367	$14,224
Non-fuel revenue	4,541	2,896	3,806

Total revenue	20,923	15,263	18,030
Cost of revenue:
Cost of revenue — fuel	(8,365)	(6,315)	(7,871)
Cost of revenue — non-fuel	(1,127)	(512)	(851)

Gross profit	11,431	8,436	9,307
Selling, general and administrative expense	(6,860)	(4,848)	(5,383)
Depreciation	(872)	(647)	(696)
Write-off of note receivable from member	(308)	(308)	—
Management and consulting fees	(1,624)	(1,624)	—

Operating income:	1,768	1,009	3,228
Interest expense	(2,321)	(1,662)	(1,852)

Net income (loss)	$(554)	$(654)	$1,375

Cash Flow Data:
Cash provided by operating activities	$902	$1,266	$3,291
Cash (used in) investing activities	(13,910)	(13,641)	(2,272)
Cash (used in) financing activities	(18)	(18)	—

Net increase (decrease) in cash	$(13,026)	$(12,393)	$1,019

	At	At
	December 31,	September 30,
	2003	2004

	($ in thousands)
Balance Sheet Data:
Total current assets	$1,905	$3,086
Property, equipment and leasehold improvements, net	14,041	13,696
Real estate development costs	262	2,184
Goodwill	13,461	13,461
Total assets	29,669	32,427

Current liabilities	1,896	3,279
Total liabilities	23,896	25,279
Member’s redeemable interest	5,619	6,960
Members’ equity	153	188

(1)	Including the La Quinta FBO not being acquired.

AvPorts

		Predecessor	Successor
	Predecessor	January 1,	June 28,	Combined	January 1,	April 1, 2003	Combined	Nine Months Ended
	Year Ended	2002 to	2002 to	Year Ended	2003 to	to	Year Ended	September 30,
	December 31,	November 5,	December 31,	December 31,	March 31,	December 31,	December 31,
	2001	2002	2002(1)	2002	2003	2003	2003	2003	2004

	($ in thousands)
Statement of Operations Data:
Revenue:
Fuel revenue	$18,494	$17,423	$2,884	$20,307	$5,484	$16,270	$21,754	$16,201	$21,181
Service revenue	10,442	11,196	2,274	13,470	4,401	10,860	15,261	10,978	12,192

Total revenue	28,936	28,619	5,158	33,777	9,885	27,130	37,015	27,179	33,373
Cost of revenue:
Cost of revenue — fuel	(8,926)	(8,438)	(1,399)	(9,837)	(2,925)	(7,579)	(10,504)	(7,804)	(11,372)
Cost of revenue — service	(2,852)	(2,468)	(391)	(2,859)	(727)	(2,785)	(3,512)	(2,800)	(3,233)

Gross profit	17,158	17,713	3,368	21,081	6,233	16,766	22,999	16,575	18,768
Selling, general and administrative expense	(13,606)	(12,988)	(2,274)	(15,262)	(4,514)	(11,587)	(16,101)	(11,606)	(12,633)
Depreciation and amortization	(1,604)	(1,143)	(1,010)	(2,153)	(1,568)	(4,764)	(6,332)	(4,467)	(4,785)
Transitional services	—	—	(1,000)	(1,000)	—	—	—	—	—
Operating income (loss)	1,948	3,582	(916)	2,666	151	415	566	502	1,350
Interest expense	(14)	(17)	(590)	(607)	(909)	(2,850)	(3,759)	(3,086)	(2,715)
Other income (expense)	(265)	3	—	3	29	(13)	16	(13)	(48)

Income (loss) before income tax	1,669	3,568	(1,506)	2,062	(729)	(2,448)	(3,177)	(2,597)	(1,413)
Income tax expense (benefit)	1,489	2,301	—	2,301	(705)	34	(671)	(641)	60

Net income (loss)	$180	$1,267	$(1,506)	$(246)	$(24)	$(2,482)	$(2,506)	$(1,956)	$(1,473)

Cash Flow Data:
Cash provided by operating activities	$2,481	$6,506	$85	$6,591	$1,362	$1,993	$3,355	$2,816	$3,626
Cash (used in) investing activities	(7,385)	(208)	(53,160)	(53,368)	46	(2,609)	(2,563)	(1,115)	(1,942)
Cash provided by (used in) financing activities	5,442	(6,103)	56,477	50,374	6	(725)	(719)	(630)	(1,318)

Net increase (decrease) in cash	$538	$195	$3,402	$3,597	$1,414	$(1,341)	$73	$1,071	$366

(1)	Established on June 28, 2002, operations commenced on November 5, 2002 with the acquisition of the predecessor.

	At	At
	December 31,	September 30,
	2003	2004

	($ in thousands)
Balance Sheet Data:
Total current assets	$10,436	$10,644
Property and equipment, net	16,679	17,798
Goodwill, net	6,270	6,270
Contractual arrangements	21,352	21,352
Total assets	59,779	56,482
Current liabilities	3,218	2,831
Long-term debt	48,000	48,000
Total liabilities	52,782	52,336
Stockholders’ equity	6,997	4,146

Macquarie Parking

		Predecessor	Successor
	Predecessor	January 1,	July 23,	Combined		Nine Months Ended
	Year Ended	2002 to	2002 to	Year Ended	Year Ended	September 30,
	December 31,	December 18,	December 31,	December 31,	December 31,
	2001	2002	2002(2)	2002	2003(3)	2003	2004(3)

	($ in thousands)
Statement of Operations Data:
Revenue	$20,541	$20,524	$525	$21,049	$26,291	$14,670	$38,046
Direct expenses(1)	(15,773)	(15,095)	(458)	(15,553)	(19,236)	(10,840)	(27,176)

	4,768	5,429	67	5,496	7,055	3,830	10,870
Selling, general and administrative expenses	(1,084)	(1,219)	(563)	(1,782)	(1,749)	(671)	(3,229)
Amortization of intangibles	(484)	(26)	(60)	(86)	(3,576)	(1,487)	(2,692)

Operating income	3,200	4,184	(556)	3,628	1,730	1,673	4,949
Interest income	—	—	1	1	21	17	24
Interest expense	(7,227)	(10,921)	(104)	(11,025)	(8,281)	(2,620)	(6,130)
Other expense	(15)	—	(1)	(1)	—	(6)	(35)
Other income	—	10	—	10	10	—	—

Loss before income taxes and minority interests	(4,042)	(6,727)	(660)	(7,387)	(6,520)	(937)	(1,192)
Income tax (expense) benefit	—	—	—	—	—	—	—
Minority interest in loss of consolidated subsidiaries	—	—	24	24	1,520	36	557

Net loss	$(4,042)	$(6,727)	$(636)	$(7,363)	$(5,000)	$(900)	$(635)

Cash Flow Data:
Cash provided by (used in) operating activities	$2,213	$(588)	$1,373	$785	$765	$(1,183)	$3,371
Cash (used in) investing activities	(302)	(624)	(12,923)	(13,547)	(73,956)	(406)	(523)
Cash provided by (used in) financing activities	(1,902)	1,227	21,407	22,634	65,686	(6,679)	(2,459)

Net increase (decrease) in cash	$9	$15	$9,857	$9,872	$(7,505)	$(8,268)	$389

(1) Includes depreciation expense of	$1,949	$1,854	$36	$1,890	$1,343	$761	$1,638
(2) Established on July 23, 2002, operations commenced on December 19, 2002 with the acquisition of the predecessor.
(3) Includes Avistar, which was acquired on October 1, 2003.

	At December 31,		At
			September 30,
	2002	2003(2)	2004(1)

	($ in thousands)
Balance Sheet Data:
Total current assets	$10,179	$4,639	$5,640
Land	17,058	42,981	42,981
Property and equipment, net	15,233	22,316	22,044
Goodwill	31,808	64,839	64,861
Total assets	85,502	155,143	154,670
Current liabilities	2,959	4,730	4,936
Long-term debt	59,679	130,658	130,597
Total liabilities	62,644	136,372	137,022
Shareholders’ equity	22,307	12,421	11,372

(1)	Established on July 23, 2002, operations commenced on December 19, 2002 with the acquisition of the predecessor.

(2)	Includes Avistar, which was acquired on October 1, 2003.

MDEH

				Predecessor	Predecessor	Successor
	Predecessor			Nine Months	Six Months	Three Months
	Year Ended December 31,			Ended	Ended	Ended
				September 30,	June 30,	September 30,
	2001(2)	2002(2)	2003(2)	2003(2)	2004(2)	2004

					(Unaudited)
			($ in thousands)
Statement of Operations Data:
Revenue	$25,592	$30,663	$31,333	$25,051	$14,777	$11,812
Direct expenses(1)	(18,012)	(20,973)	(19,378)	(15,290)	(8,951)	(8,525)

	6,649	8,771	11,051	9,761	5,826	3,287
General and administrative expenses	(1,823)	(2,934)	(2,922)	(1,751)	(2,129)	(607)
Amortization	(136)	(136)	(99)	(74)	(49)	(330)

Operating income	4,690	5,738	8,030	7,936	3,648	2,350
Interest income	96	157	326	756	41	6
Interest expense	(16,430)	(7,816)	(4,772)	(3,661)	(12,335)	(938)
Interest swap expense	—	—	—	—	(339)	(1,899)
Debt issuance fees	—	—	—	—	—	(958)
Rental income	211	146	146	110	73	37
Gain (loss) on sale of assets	(101)	(140)	42	63	—	—
Gain on early extinguishment of debt	—	—	439	439	—	—
Gain on elimination of debt	—	—	—	—	1,985	—
Acceleration of debt premium/discount	—	—	—	42	1,313	—
Other, net	204	88	364	288	10	6

Income (loss) before income taxes	(10,169)	(946)	5,249	5,251	(5,604)	(1,395)
Income tax benefit (expense)	4,189	(398)	(2,144)	(2,064)	1,578	550

Minority interest	—	—	—	—	—	2
Cumulative effect of change in accounting principle, net of tax	—	—	(299)	(299)	—	—

Net income (loss)	$(5,980)	$(1,344)	$2,806	$2,889	$(4,027)	$(848)

Cash Flow Data:
Cash provided by (used in) operating activities	$(6,389)	$21,614	$13,134	$16,634	$1,728	$(1,375)
Cash (used in) investing activities	(2,826)	(15,749)	(3,522)	(2,741)	(692)	(159,397)
Cash provided by (used in) financing activities	10,631	(4,760)	(11,239)	(9,692)	(4,689)	169,954

Net increase (decrease) in cash	$1,416	$1,105	$(1,627)	$1,201	$(7,109)	$9,182

(1) Includes depreciation expense of	$2,032	$2,561	$2,998	$2,221	$1,539	$1,304
(2) As restated.

	Predecessor
			Successor
	At December 31,		At
			September 30,
	2002	2003	2004

	($ in thousands)
Balance Sheet Data:
Total current assets	$26,672	$28,965	$20,149
Land	1,417	1,417	1,417
Equipment lease receivable, non-current	15,609	15,078	45,913
Property, plant and equipment, net	75,162	75,672	151,236
Other assets	2,967	1,846	20,978
Total assets	121,827	122,978	244,813
Current liabilities	77,050	104,642	11,481
Deferred income taxes	—	9,171	52,767
Long-term debt	—	—	120,000
Other non-current liabilities	42,011	4,795	3,331
Total liabilities	119,061	117,404	187,580
Member’s/stockholder’s equity	2,766	5,573	51,847

Northwind Aladdin (1)

	Year Ended December 31,

	2001(2)	2002(2)	2003(2)

	($ in thousands)
Statement of Operations Data:
Revenue	$9,485	$9,101	$7,230
Direct expenses	3,462	3,221	3,205

	4,026	5,880	4,026
General and administrative expenses	21	24	12
Other operating expenses	569	1,368	22

Operating profit (loss)	5,433	4,488	3,991
Interest expense	(3,512)	(3,113)	(2,773)
Interest income	203	28	9
Income (loss) from equity investments	(105)	(25)	26
Other, net	13	(8,579)	(510)

Income before income taxes and minority share	2,031	1,370	1,252
Income tax (expense) benefit	(525)	(334)	(332)

Income before minority share	1,506	1,036	921

Minority interest	(704)	(417)	(340)
Net income	$802	$620	$581

	Year Ended December 31,

	2001(2)	2002(2)	2003(2)

	($ in thousands)
Cash Flow Data:
Cash provided by (used in) operating activities	$(414)	$(1,077)	$2,782
Cash provided by (used in) investing activities	55	25	(26)
Cash provided by (used in) financing activities	(3,860)	(1,101)	(2,038)

Net increase (decrease) in cash and cash equivalents	$(4,219)	$1	$718

	At December 31,

	2002	2003(2)

	($ in thousands)
Balance Sheet Data:
Total current assets	$2,053	$2,700
Equipment lease receivables, net	34,622	33,294
Total assets	41,563	40,818
Current liabilities	8,331	7,981
Deferred income taxes	4,040	4,709
Losses in excess of capital contribution to equity investments	371	—
Other non-current liabilities	21,628	19,669
Minority interest in consolidated subsidiaries	4,745	5,086
Total liabilities	39,115	37,445
Total stockholder’s equity	2,448	3,374
Total liabilities and stockholder’s equity	41,563	40,818

(1)	Following its acquisition on September 29, 2004, Northwind Aladdin’s financial statements have been consolidated into MDEH.

(2)	As restated.

CHL

	Year Ended March 31,

	2002	2003	2004

	(£ in thousands)
Statement of Operations Data:
Revenue	£46,051	£45,267	£46,284
Costs of revenue(1)	(10,892)	(11,404)	(12,702)

Gross margin	35,159	33,863	33,582
General and administrative expenses	(1,264)	(1,245)	(1,157)

Operating income	33,895	32,618	32,425
Interest expense	(26,741)	(22,168)	(20,349)
Interest income	1,539	1,772	1,638
Income (loss) from interest rate swaps	(2,245)	(15,260)	1,597
Income tax expense (benefit)	1,899	(925)	4,229

Net income (loss)	£4,549	£(2,113)	£11,082

Cash Flow Data:
Cash provided by (used in) operating activities	£16,004	£16,152	£16,146
Cash provided by (used in) investing activities	(21,294)	10,261	(1,239)
Cash provided by (used in) financing activities	6,500	(27,072)	(15,320)

Net increase (decrease) in cash and cash equivalents	£1,210	£(659)	£(413)

(1) Includes depreciation expense of	£9,201	£9,508	£9,790

	At March 31,

	2003	2004

	(£ in thousands)
Balance Sheet Data:
Total current assets	£16,714	£18,840
Machinery and equipment, net	22,237	20,495
Investment in concession, net	233,395	225,366
Loans receivable from shareholders	15,917	16,759
Total assets	297,799	286,573

Total current liabilities	15,032	19,165
Long-term debt	306,676	291,238
Fair value of interest rate swaps	27,034	18,617
Total liabilities	348,742	329,098
Shareholders’ deficit	(50,943)	(42,525)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

General

          We are dependent upon cash distributions from our initial businesses and investments to meet our corporate overhead and management fee expenses and to pay dividends. We expect to receive dividends from our airport services business, airport parking business and district energy business through our directly owned holding company MIC Inc., for all of our businesses based in the United States. We will receive interest and principal on our subordinated loans to, and dividends from, our toll road business and dividends from our investments in MCG and SEW through directly owned holding companies that we have formed to hold our interest in each business and investment.

          Distributions received from our initial businesses and investments by the above-mentioned directly owned subsidiaries of the company, net of any tax payable by these subsidiaries, will be available first to meet management fees and corporate overhead expenses of these subsidiaries, the company and the trust and then to fund dividend payments by the company to the trust and then to shareholders. Base and performance management fees payable to our Manager will be allocated between the company and the directly owned subsidiaries based on the company’s internal allocation policy.

          We intend to pursue a policy of paying regular distributions per share. Our dividend policy is based on the predictable and stable cash flows of our initial businesses and investments and on our intention to pay out as distributions to our shareholders the majority of our free cash flow and not to retain significant cash balances in excess of what is required as prudent reserves in our operating subsidiaries. We therefore intend to finance our acquisition strategy primarily through a combination of issuing new equity and incurring debt and not through retained earnings. We would expect new debt to be incurred either on a non-recourse basis at the operating business level, at the MIC Inc. level or, in limited circumstances, at the company level. If our strategy is successful, we would expect to increase the level of distributions we are able to make in the future.

          We are exposed to currency fluctuations with respect to our toll road business (denominated in Pounds Sterling) and our investment in SEW (denominated in Pounds Sterling) and MCG (denominated in Australian dollars). The impact of currency fluctuations on our earnings and cash flows is discussed under “Quantitative and Qualitative Disclosures about Market Risk.”

Airport Services Business

          Our airport services business comprises Atlantic and AvPorts, which are owned by North America Capital and MANA, respectively, both of which will become our indirect wholly owned subsidiaries following the closing of this offering. Our airport services business depends upon the level of general aviation activity, in particular jet fuel consumption, at the airports at which it operates because its primary source of revenue is sales of jet fuel. General aviation activity is in turn a function of economic and demographic growth in the regions serviced by a particular airport and the general rate of economic growth in the United States. According to the FAA, in 2001 and 2002, the number of general aviation fixed wing turbine aircraft in the United States, which are the major consumers of the services of our airport services business, increased by 12.7% and 5.7%, respectively. General aviation jet fuel consumption declined in 2001 by 2.0% and increased in 2002 by 3.3%. The FAA projected that general aviation jet fuel consumption grew by 0.5% in 2003 and will grow by 2.9% in 2004.

          A number of our airports are located near key business centers, for example, New York – Teterboro, Chicago – Midway and Philadelphia. We believe that as a result the growth in fuel consumption and general aviation activity is higher at our airports than the industry average nationwide. We also believe that through providing superior service, demand for our airport services will grow faster than the overall growth expected in the general aviation market.

          Fuel revenue is a function of the volume sold at each location and the average per gallon sale price. The average per gallon sale price is a function of our cost of fuel plus, where applicable, fees paid to airports for each gallon sold (Cost of revenue - fuel), plus our margin. Our fuel gross profit (Fuel revenue less Cost of revenue - fuel) depends on the volume of fuel sold and the average dollar margin earned per gallon. The margin charged to customers varies based on business considerations. Dollar margins per gallon are generally insensitive to the wholesale price of fuel with both increases and decreases in the wholesale price of fuel generally passed through to customers, subject to the level of price competition that exists at the various FBOs.

          Our airport services business also earns revenues from activities other than fuel sales (Non-fuel revenue). For example, our airport services business earns revenues from refueling some general aviation customers and some commercial airlines on a “pass-through basis,” where we act as a fueling agent for fuel suppliers and for commercial airlines, receiving a fee, generally on a per gallon basis. In addition, our airport services business earns revenue from aircraft landing and parking fees and by providing general aviation customers with other services, such as de-icing and hangar rental. We also provide de-icing services to commercial airlines. Our airport services business also earns management fees for its operation of five regional airports under management contracts.

          In generating non-fuel revenue, our airport services business incurs supply expenses (Cost of revenue - non-fuel), such as de-icing fluid costs and payments to airport authorities, which vary from site to site. Cost of revenue - non-fuel are directly related to the volume of services provided and therefore generally increase in line with non-fuel revenue.

          Our airport services business incurs expenses in operating and maintaining each FBO, such as rent and insurance, which are generally fixed in nature. Other expenses incurred in operating each FBO, such as salaries, generally increase with the level of activity. In addition, our airport services business incurs general and administrative expenses at the head office that include senior management expenses as well as accounting, information technology, human resources, environmental compliance and other system costs.

Macquarie Parking

          Our airport parking business, Macquarie Parking, is operated by subsidiaries of MAPC, which will become our indirect wholly owned subsidiary following the closing of this offering. The revenues of Macquarie Parking are driven by the volume of passengers using the airports at which it operates, its market share at each location and its parking rates. Historically, air passenger numbers have grown over the long-term at rates higher than general economic growth. Nevertheless, the impact of the events surrounding September 11, 2001 and the 2001 recession resulted in a decline in enplanements well in excess of the decline in economic growth. According to the FAA, enplanements in the United States declined by 7.6% in 2001 and 8.5% in 2002. Growth in air travel rebounded in 2003 consistent with trends following other severe disruptions to air travel, such as those caused by the Gulf War in 1991. The FAA reported that total enplanements in the United States grew by 2.5% in 2003 over 2002 despite the negative impact of the Iraq War and the SARS epidemic on air travel in 2003, and has forecast growth in total enplanements in the United States in 2004 of 7.1%.

          Macquarie Parking aims to grow its revenue at rates higher than enplanement growth by increasing its market share at each location and increasing parking rates. Macquarie Parking competes for market share against other parking facilities (on- and off-airport) and to a lesser extent against alternative modes of transport to the airport, such as trains, taxis, private transport or rental cars. Among other factors, market share is driven by the capacity of the parking facility, the proximity of the parking facility to the airport, the quality of service provided and the parking rates. Macquarie Parking seeks to increase market share through marketing initiatives to attract air travelers who have not previously used off-airport parking and through improved services.

          In the discussion of Macquarie Parking’s results of operations, we disclose the average daily occupancy for each period. Macquarie Parking measures occupancy by counting the number of cars at the “lowest point of the day” between 12 a.m. and 2 a.m. every night. At this time, customer activity is low, and thus Macquarie Parking can take an accurate measure of the car count at each location. This method means that turnover and intra-day activity are not taken into account and therefore occupancy during the day is likely to be much higher than when the counts are undertaken.

          Macquarie Parking’s customers pay a fee for parking at its locations. The parking fees collected constitute the revenue earned by Macquarie Parking. The prices charged are a function of demand, quality of service and competition. Parking rate increases are often led by on-airport parking lots. Most airports have historically increased parking rates rapidly with increases in demand, creating a favorable pricing environment for off-airport competitors. Further, Macquarie Parking seeks to increase parking rates through the addition of services such as car washes and covered parking.

          In providing parking services, Macquarie Parking incurs expenses, such as personnel costs and the costs of leasing, operating and maintaining its shuttle buses. These costs are incurred in providing customers with service at each parking lot as well as in transporting them to and from the airport terminal. Generally, as the level of occupancy, or usage, at each of Macquarie Parking’s locations increases, labor and the other costs related to the operation of each facility increase.

          Other costs incurred by Macquarie Parking relate to the provision of the infrastructure that the business requires to operate. These costs include marketing and advertising, rents and other real estate related costs and general and administrative expenses associated with the head office function.

District Energy Business

          Our district energy business is comprised of Thermal Chicago and Northwind Aladdin, which are 100% and 75% owned, respectively, by MDEH, which will become our indirect wholly owned subsidiary following the closing of this offering. Thermal Chicago sells chilled water to 97 customers in the Chicago downtown area and one customer outside of the downtown area under long-term contracts. Pursuant to these contracts, Thermal Chicago receives both capacity and consumption payments. Capacity payments (cooling capacity revenue) are received irrespective of the volume of chilled water used by a customer and these payments generally increase in line with inflation. Capacity payments constituted approximately 50% of Thermal Chicago’s total revenue in 2003. Consumption payments (cooling consumption revenue) are a per unit charge for the volume of chilled water used. Such payments are higher in the summer months when the demand for chilled water is at its highest and, as a consequence, in general approximately two-thirds of consumption revenue is received in the third quarter of each year. Consumption payments also fluctuate moderately from year to year depending on weather conditions. Pursuant to the customer contracts, consumption payments generally increase in line with a number of economic indices that reflect the cost of electricity, labor and other input costs relevant to the operations of Thermal Chicago. The weighting of the individual economic indices broadly reflects the composition of Thermal Chicago’s direct expenses. As a consequence, Thermal Chicago’s operating income will tend to be unaffected to the extent increases in its direct expenses are in line with these indices.

          Thermal Chicago’s principal direct expenses in 2003 were electricity (40%), labor (15%), and operations and maintenance (17%). Electricity costs fluctuate in line with the volume of chilled water produced. Thermal Chicago particularly focuses on minimizing the amount of electricity consumed per unit of chilled water produced, including by storing thermal energy by producing ice at night when electricity costs are generally lower. The ice is then used during the day to chill water when electricity costs and consumption are highest. Other direct expenses, including labor, operations and maintenance, depreciation, and general and administrative are largely fixed irrespective of the volumes of chilled water produced.

          Northwind Aladdin provides cold and hot water and back-up electricity under two long-term contracts that expire in February 2020. Pursuant to these contracts, Northwind Aladdin receives monthly fixed payments of approximately $5.4 million per annum through March 2016 and monthly fixed payments of approximately $2.0 million per year thereafter through February 2020. In addition, Northwind Aladdin receives consumption and other variable payments from its customers that allow it to recover substantially all of its operating costs. Approximately 90% of total contract payments are received from the Aladdin resort and casino and the balance from the Desert Passage shopping mall.

          In addition to purchasing a 75% interest in Northwind Aladdin, MDEH has also acquired all of Northwind Aladdin’s senior debt. This debt pays interest quarterly at a rate of 12.14% per year and is scheduled to fully amortize by the end of 2012.

Toll Road Business

          We will own our toll road business through our 50% interest in CHL and share control with our joint venture partner Balfour Beatty. The sole source of revenue of our toll road business is “shadow tolls” received from the U.K. government. These revenues are a function of traffic volume and shadow toll rates. In general, traffic volume is driven by general economic and demographic growth in the region served. Yorkshire Link has been in operation for over five years and traffic volumes have grown continuously over this period. It is typical for a toll road to show strong traffic growth early in its life as drivers switch from congested alternative routes to the new road and then, as the road matures, for growth to trend toward levels that are reflective of overall economic and demographic growth in the region serviced by the road. As Yorkshire Link is a mature toll road, we expect that future traffic growth during the remainder of the concession will be consistent with economic and demographic growth rates.

          Based on a formula contained in the concession, revenues increase with increases in the volume of traffic using Yorkshire Link and the rate of inflation in the U.K. If traffic volumes do not increase and there is no inflation, toll rates will decline moderately through time due to the operation of the rate structure under the concession. Also, periodically, a global factor in the formula serves to decrease or increase shadow toll rates. The payment calculations are discussed further in “Business — Our Interest in Yorkshire Link — Calculation of Revenue.” The operations of Yorkshire Link are relatively straightforward and therefore cash operating expenses are limited. This is partially a reflection of the fact that the road is new. For example, expenses, excluding depreciation, comprised only 9% of revenues for the year ended March 31, 2004. The majority of revenues after expenses will be used to service Connect M1-A1 Limited’s debt and the remainder will be used to pay distributions to us and our joint venture partner.

          Operating expenses comprise two components: a recurring component that reflects the day-to-day cost of operating Yorkshire Link; and periodic maintenance that is necessary to maintain the condition of the road at the standard required by the concession. Day-to-day operating costs can generally be expected to grow at a rate moderately above the rate of inflation. As operating costs are low relative to revenues, significant percentage fluctuations in operating costs do not have a correspondingly significant impact on operating income.

          We will account for our toll road business under the equity method of accounting and record profits and losses from our 50% indirect ownership in CHL in the equity in earnings of CHL line of our statement of operations. In addition, we will record interest income from our subordinated loans to Connect M1-A1 Limited in the interest income line of our statement of operations and interest expense on the loan from Connect M1-A1 Limited in the interest expense line.

     Investments

          We will hold a minority interest in MCG and will not have any influence over its operations. Therefore, our interest in MCG will be accounted for as a cost investment and dividends received will be included in our statement of operations. The revenues of MCG are derived mainly from the long-term contracts that its investment, Broadcast Australia, has entered into to provide broadcast infrastructure to Australian government-owned television and radio stations. As a result, the revenues of MCG are relatively insensitive to macroeconomic conditions in Australia.

          We will hold a minority interest in SEW and will not have significant influence over its operations. Therefore, our interest in SEW will be accounted for as a cost investment and dividends received will be included in our statement of operations. The U.K. water industry regulator determines the prices that SEW can charge its customers. These determinations are undertaken every five years using an approach designed to enable SEW to earn sufficient revenues to recover operating costs, capital expenditure and taxes and to generate a return on invested capital, while creating incentives for SEW to operate efficiently. As a result of this price determination mechanism and the fact that demand for water is relatively insensitive to economic conditions, SEW’s earnings are stable.

Results of Operations

Atlantic, including GAH, and AvPorts

          The following section discusses the historical consolidated financial performance of each of Executive Air Support Inc., the holding company for Atlantic, until July 29, 2004 when Executive Air Support Inc. was acquired by North America Capital. Thereafter, through September 30, 2004, the financial performance of North America Capital is discussed. Also discussed is the historical financial performance of General Aviation Holdings, LLC, or GAH, the holding company for the Californian FBOs that Atlantic has agreed to purchase, and Macquarie Airports North America Inc., or MANA, the holding company for AvPorts. The historical consolidated financial performance of GAH includes three FBOs, one of which, at La Quinta airport, will be transferred to a third party prior to the acquisition of GAH by Atlantic. Therefore, we have included pro forma financial information showing the historical performance of the two FBOs that will be retained.

          In 2001 AvPorts was owned by a predecessor as part of a larger business and the 2001 results presented are those of the predecessor. On June 28, 2002 MANA was established to acquire AvPorts, which it acquired on November 5, 2002. AvPorts operating results for the year ended December 31, 2002 reflect the combined results of:

•	the predecessor from January 1, 2002 to November 5, 2002; and

•	MANA from June 28, 2002 to December 31, 2002.

          Simultaneously with MANA’s acquisition of AvPorts, MANA incurred $36.0 million in senior debt financing. During the course of 2003, MANA developed a “stand-alone” corporate management function, which had previously partly been provided by the predecessor’s parent.

          As Atlantic generates only approximately 5% of its revenue from the sale of fuel other than jet fuel, discussion of Atlantic’s fuel volumes below relates to jet fuel and other fuel types in the aggregate.

Atlantic: Nine Months Ended September 30, 2004 as Compared to Nine Months Ended September 30, 2003

          North America Capital acquired Executive Air Support Inc. on July 29, 2004. The following table summarizes the consolidated statements of operations data of Executive Air Support Inc. for the nine months ended September 30, 2003 and for the period from January 1, 2004 to July 29, 2004 and of North America Capital for the period from July 29, 2004 to September 30, 2004.

	Executive Air	Executive Air	North America
	Support Inc.	Support Inc.	Capital
	Nine Months	Period from	Period from
	Ended	January 1, 2004	July 30, 2004
	September 30,	to July 29,	to September 30,
	2003	2004	2004

	($ in thousands)
Fuel revenue	$41,577	$41,146	$12,690
Non-fuel revenue	15,529	14,616	3,646

Total revenue	57,106	55,762	16,336

Cost of revenue — fuel	(19,332)	(21,068)	(6,830)
Cost of revenue — non-fuel	(1,407)	(1,428)	(358)

Total cost of revenue	(20,739)	(22,496)	(7,188)

Fuel gross profit	22,245	20,078	5,860
Non-fuel gross profit	14,122	13,188	3,288

Gross profit	36,367	33,266	9,148
Selling, general and administrative expenses	(21,863)	(22,378)	(5,871)
Depreciation and amortization	(2,591)	(2,226)	(1,448)

Operating income	11,913	8,662	1,829
Other expense	(97)	(5,135)	(1,288)
Interest expense, net	(3,538)	(4,638)	(1,070)
(Provision) benefit from income taxes	(3,380)	(2,265)	176

Income (loss) from continuing operations	4,898	(3,376)	(353)
(Loss) income from discontinued operations (net of applicable income tax provision)	(512)	159	—

Net income (loss)	$4,386	$(3,217)	$(353)

Fuel Revenue and Fuel Gross Profit

          On December 31, 2003, Atlantic acquired two FBOs servicing the New Orleans market. Of the $12.3 million increase in fuel revenue in 2004, $4.2 million was attributable to New Orleans. Of the remaining increase, $3.4 million was attributable to an increase in gallons sold and $4.6 million was attributable to the increase in fuel prices. The contribution to fuel gross profit of New Orleans for the nine months ended September 30, 2004 was $1.5 million. The remaining change in fuel gross profit was $2.2 million, primarily due to a 8.3% increase in the volume of fuel sold and a 1.5% increase in the average dollar margin per gallon of fuel sold. We increased the volumes of fuel sold at substantially all of our locations due to generally higher levels of general aviation activity and the benefits accruing from Atlantic’s loyalty programs and other sales initiatives.

Non-Fuel Revenue and Non-Fuel Gross Profit

          Of the increase in non-fuel revenue of 2.7 million, almost all was attributable to New Orleans. Non-fuel revenue was negatively affected by the breaking of a hangar rental contract, which Atlantic has only been able to replace in part. The contribution to non-fuel gross profit by the New Orleans facilities in the nine months ended September 30, 2004 was $2.5 million. Excluding New Orleans, non-fuel gross profit did not change materially.

Selling, General and Administrative Expenses and Operating Income

          Of the increase in selling, general and administrative expenses, $3.4 million was directly attributable to New Orleans. The remaining increase was attributable to higher activity levels (approximately $1.4 million), transaction costs associated with the New Orleans acquisition (approximately $400,000), and costs incurred by the vendors of Executive Air Support Inc. (that are not expected to reoccur) in relation to its sale to North America Capital (approximately $1.2 million). Depreciation and amortization expense increased by $1.1 million, reflecting the impact of purchase accounting on Atlantic’s asset valuation upon acquisition of Atlantic by North America Capital. Operating income decreased overall despite the acquisition of New Orleans and the increase in general aviation activity, due entirely to the increase in depreciation and amortization expense and the $1.2 million non-recurring selling, general and administrative expense.

Net Income (Loss)

          The decrease in net income was principally the result of the recognition of $5.1 million in other expense attributable to then outstanding warrants that were subsequently cancelled in connection with the acquisition of Atlantic by North America Capital (which was non-deductible and therefore did not result in a reduction in the provision for income taxes), the decrease in operating income, the costs associated with the bridge debt financing required to partially fund North America Capital’s acquisition of Atlantic (approximately $981,000) and higher interest expense due to an increase in the amount of debt incurred post-acquisition.

GAH: Nine Months Ended September 30, 2004 as Compared to Nine Months Ended September 30, 2003

          The following table summarizes the statement of operations data of GAH for the nine months ended September 30, 2003 and the nine months ended September 30, 2004 both including and excluding the La Quinta FBO that we are not purchasing. The La Quinta FBO results of operations have been excluded from the discussion of GAH’s results of operations below.

			GAH
			Excluding
	GAH		La Quinta FBO
	Nine Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2004	2003	2004	Change

	($ in thousands)
Fuel revenue	$12,367	$14,224	$10,273	$11,996	16.8%
Non-fuel revenue	2,896	3,806	2,416	3,484	44.2%

Total revenue	15,262	18,030	12,689	15,481	22%

Cost of revenue — fuel	(6,315)	(7,871)	(5,246)	(6,647)	26.7%
Cost of revenue — non-fuel	(512)	(851)	(345)	(718)	113.9%

Total cost of revenue	(6,827)	(8,722)	(5,590)	(7,365)	31.8%

Fuel gross profit	6,052	6,353	5,027	5,349	6.4%
Non-fuel gross profit	2,384	2,955	2,071	2,766	32.6%

Gross profit	8,436	9,307	7,098	8,116	14.3%
Selling, general and administrative expenses	(4,848)	(5,383)	(3,951)	(4,541)
Management and consulting fees	(1,931)	—	(1,907)	—
Depreciation and amortization	(647)	(696)	(581)	(606)

Operating income	1,010	3,228	660	2,969
Interest expense, net	(1,662)	(1,852)	(1,502)	(1,800)

Net (loss) income	$(652)	$1,375	$(843)	$1,169

Fuel Revenue and Fuel Gross Profit

          Of the approximately $1.7 million increase in fuel revenue, $435,000 was attributable to an increase in the gallons of jet fuel sold and approximately $1.2 million was attributable to the increase in fuel prices. Jet fuel sales accounted for approximately 90% of fuel revenue in 2003 and 2004. The increase in the fuel gross profit was primarily attributable to a 4.7% increase in the volume of jet fuel sold due to higher levels of general aviation activity and a 2.5% increase in the average dollar margin per gallon of jet fuel sold.

Non-Fuel Revenue and Non-Fuel Gross Profit

          The increase in non-fuel revenue and non-fuel gross profit was the result of an increase in general aviation activity and in particular an increase of approximately $301,000 in non-fuel gross profit resulting primarily from new agreements with fuel suppliers and customers to supply fuel on a pass-through basis.

Selling, General and Administrative Expenses and Operating Income

          Operating income increased substantially primarily due to the increase in gross profit and the fact that 2003 operating income was negatively affected by $1.9 million of management and consulting fees that did not re-occur in 2004.

Net (Loss) Income

          Net income increased substantially reflecting the increase in operating income.

AvPorts: Nine Months Ended September 30, 2004 as Compared to Nine Months Ended September 30, 2003

          The table below summarizes the consolidated statement of operations data for MANA for the nine months ended September 30, 2003 and the nine months ended September 30, 2004.

	Nine Months Ended
	September 30,

	2003	2004	Change

	($ in thousands)
Fuel revenue	$16,201	$21,181	30.7%
Non-fuel revenue	10,978	12,192	11.1%

Total revenue	27,179	33,373	22.8%

Cost of revenue — fuel	(7,804)	(11,372)	45.7%
Cost of revenue — non-fuel	(2,800)	(3,233)	15.5%

Total cost of revenue	(10,604)	(14,605)	37.7%
Fuel gross profit	8,397	9,809	16.8%
Non-fuel gross profit	8,178	8,959	9.6%

Gross profit	16,575	18,768	13.2%
Selling, general and administrative expenses	(11,606)	(12,633)	8.8%
Depreciation and amortization	(4,467)	(4,785)	7.1%

Operating income	502	1,350
Interest expense, net	(3,086)	(2,715)
Other income (expense)	(13)	(48)
Income tax (expense) benefit	641	(60)

Net loss	$(1,956)	$(1,473)

Fuel Revenue and Fuel Gross Profit

          Of the $5 million increase in fuel revenue, $3.5 million was attributable to an increase in gallons of jet fuel sold and $1.4 million was attributable to increases in jet fuel prices. Jet fuel sales accounted for over 91% and 93% of total AvPorts fuel sales for the nine month periods ended September 30, 2003 and 2004, respectively.

          Fuel gross profit increased by 17%, for the nine months ended September 30, 2004. Jet fuel volumes increased by 24% as a result of an increase in the general aviation activity at most locations and the return to Louisville of military aircraft from duty in Iraq and increased military training at Gulfport. Average dollar margin per gallon of jet fuel sold decreased by approximately 4% due to a higher proportion of jet fuel volume being attributed to lower margin military fuel sales. Gross profit on other fuel sales remained largely unchanged.

Non-Fuel Revenue and Non-Fuel Gross Profit

          The $1.2 million increase in non-fuel revenue resulted largely from an increase in activity at AvPorts’ locations, which also produced an increase in non-fuel gross profit. Revenues from management contracts increased by $56,000 to $1,374,000.

Selling, General and Administrative Expenses and Operating Income

          Selling, general and administrative expenses increased due to higher employee benefit healthcare costs and the increase in activity at AvPorts’ FBOs. Operating income increased, reflecting increases in fuel volumes sold and higher non-fuel revenue.

Net Loss

          Net loss decreased as a result of an increase in operating income and a decrease in interest expense, partially offset by an increase in income tax expense. Interest expense decreased due to lower interest rates applicable to the portion of AvPorts’ debt that has a floating interest rate.

          Interest expense for the nine months ended September 30, 2004 and September 30, 2003, includes $883,000 and $1.0 million, respectively, of interest payable on the subordinated debt, which we will purchase as part of this offering. Since we will consolidate the subordinated debt in the future, the interest expense for this subordinated debt will be eliminated from our consolidated financial statements.

Atlantic: Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

          The table below summarizes the statement of operations of Atlantic for the years ended December 31, 2002 and December 31, 2003:

	Year Ended
	December 31,

	2002	2003	Change

	($ in thousands)
Fuel revenue	$49,893	$57,129	14.5%
Non-fuel revenue	18,698	20,720	10.8%

Total revenue	68,591	77,849	13.5%

Cost of revenue — fuel	(22,186)	(27,003)	21.7%
Cost of revenue — non-fuel	(1,907)	(1,961)	2.8%

Total cost of revenue	(24,093)	(28,964)	20.2%

Fuel gross profit	27,707	30,126	8.7%
Non-fuel gross profit	16,791	18,759	11.7%

Gross profit	44,498	48,885	9.9%
Selling, general and administrative expenses	(27,795)	(29,159)	4.9%
Depreciation and amortization	(3,323)	(3,521)	6.0%

Operating income	13,380	16,205	21.1%
Other expense	—	(1,219)
Interest expense, net	(5,288)	(4,749)
Provision for income taxes	(3,150)	(4,192)

Income from continuing operations	4,942	6,045
Loss from discontinued operations (net of applicable income tax provision)	(11,423)	(314)

Net (loss) income	$(6,481)	$5,731

Fuel Revenue and Fuel Gross Profit

          Of the $7.2 million increase in fuel revenue, $2.6 million was attributable to an increase in gallons sold and the balance was attributable to the increase in fuel prices. Approximately 5.3% of the 8.7% total increase in fuel gross profit was due to an increase in fuel sales volumes resulting from an increase in general aviation activity at most locations and 3.2% was due to an increase in the average dollar margin per gallon of fuel sold.

Non-Fuel Revenue and Non-Fuel Gross Profit

          The increase in non-fuel revenue was primarily due to the addition of a new contract with an operator of a fractional ownership aircraft business to provide refueling services at Teterboro Airport. This contract contributed approximately $800,000 to the increase in non-fuel revenue and to the increase in non-fuel gross profit.

Selling, General and Administrative Expenses and Operating Income

          Selling, general and administrative expenses grew by 4.9%, substantially less than the growth in revenues and gross profit.

          Operating income increased reflecting increases in fuel volumes sold, fuel margin and the addition of the new contract at Teterboro.

Net (Loss) Income

          The increase in income from continuing operations is primarily attributable to increases in operating income, decreases in interest expense, reflecting lower average outstanding debt balances, partially offset by an increase in income tax provisions and a $1.2 million nonrecurring warrant expense. In 2002, Atlantic committed to a plan to sell its flight services division, resulting in a loss from discontinued operations (net of applicable income tax provision) of $11.4 million in 2002, and $314,000 in 2003. As a result, Atlantic had a net loss in 2002. This sale was completed in the first quarter of 2003.

GAH: Period from August 15, 2002 to December 31, 2002 and Year Ended December 31, 2003

          The table below summarizes the statement of operations of GAH for the period from August 15, 2002 to December 31, 2002 and the twelve months ended December 31, 2003 both including and excluding the La Quinta FBO that we are not purchasing. GAH was established on August 15, 2002 and in the period from commencement of operations until December 2002, GAH acquired the three FBOs that formed its business. Therefore the results of operations of GAH for the period from August 15, 2002 to December 31, 2002 and for the year ended December 31, 2003 are not comparable.

			GAH
			Excluding
	GAH		La Quinta FBO

	August 15 -	Year Ended	August 15 -	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2002	2003	2002	2003

	($ in thousands)		($ in thousands)
Fuel revenue	$2,318	$16,382	$1,617	$13,716
Non-fuel revenue	759	4,541	526	3,848

Total revenue	3,077	20,923	2,143	17,564

Cost of revenue — fuel	(1,171)	(8,365)	(821)	(6,983)
Cost of revenue — non-fuel	(141)	(1,127)	(70)	(863)

Total cost of revenue	(1,312)	(9,492)	(891)	(7,846)

Fuel gross profit	1,147	8,017	796	6,733
Non-fuel gross profit	618	3,414	456	2,985

Gross profit	1,765	11,431	1,252	9,718
Selling, general and administrative	(1,437)	(6,860)	(961)	(5,582)
Management and consulting fees	—	(1,931)	—	(1,907)
Depreciation and amortization	(162)	(872)	(134)	(780)

Operating income	165	1,768	157	1,450
Interest expense, net	(254)	(2,321)	(195)	(2,102)

Net loss	$(89)	$(554)	$(38)	$(653)

AvPorts: Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

          The table below summarizes the consolidated statement of operations data for MANA for the year ended December 31, 2002 and the year ended December 31, 2003.

	Predecessor	MANA
	January 1, 2002	June 28,	MANA
	to	2002 to	Year Ended
	November 5,	December 31,	December 31,
	2002	2002(1)	2003

	($ in thousands)
Fuel revenue	$17,423	$2,884	$21,754
Non-fuel revenue	11,196	2,274	15,261

Total revenue	28,619	5,158	37,015

Cost of revenue — fuel	(8,438)	(1,399)	(10,504)
Cost of revenue — non-fuel	(2,468)	(391)	(3,512)

Total cost of revenue	(10,906)	(1,790)	(14,016)
Fuel gross profit	8,985	1,485	11,250
Non-fuel gross profit	8,728	1,883	11,749

Gross profit	17,713	3,368	22,999
Selling, general and administrative expenses	(12,988)	(3,274)	(16,101)
Depreciation and amortization	(1,143)	(1,010)	(6,332)

Operating income (loss)	3,582	(916)	566
Interest expense, net	(17)	(590)	(3,759)
Other income	3	—	16
Income tax (expense) benefit	(2,301)	—	671

Net income (loss)	$1,267	$(1,506)	$(2,506)

(1)	Established June 28, 2002, operations began November 5, 2002 with the acquisition of the predecessor.

Fuel Revenue and Fuel Gross Profit

          Fuel revenue increased by $1.4 million in 2003 as a result of an increase in jet fuel sales prices of 17%. This was offset by an 8% decrease in jet fuel gallons sold. This resulted largely from a decrease in sales of fuel to the military, due to a significant number of military planes being deployed overseas, reducing activity in Louisville and Gulfport. The increase in fuel gross profit was attributable to a 19% increase in average dollar margin per gallon, offset by the decrease in jet fuel gallons sold.

Non-Fuel Revenue and Non-Fuel Gross Profit

          The increase in non-fuel revenue of $1.8 million was due to an increase in de-icing revenue and other services. Revenue from de-icing in 2003 was $2.1 million, an increase of $833,000 due to expanded de-icing facilities and bad weather. In addition, revenue from services such as hangar rental and maintenance benefited from increased activity of general aviation aircraft at AvPorts’ FBOs. Non-fuel gross profit also increased due to these factors. Revenues from management contracts increased by approximately $100,000.

Selling, General and Administrative Expenses and Operating Income

          Selling, general and administrative expenses were largely the same in 2003 as in 2002. The expenses incurred in 2002 include a one-time payment of $1.0 million to AvPorts’ predecessor’s parent made in return for certain corporate management services. During the course of 2003, AvPorts developed a “stand-alone” corporate management function.

          Operating income was negatively impacted by a $4.2 million increase in depreciation and amortization expense. This resulted from the establishment of certain intangible assets at the time of AvPorts’ acquisition by MANA, and the resulting increase in amortization of the assets. Excluding the increase in depreciation and amortization expense, operating income would have increased by $2.1 million.

Net Income (Loss)

          The increase in loss in 2003 was due mainly to the increase in depreciation and amortization expense and higher interest expense. Interest expense was higher due to a higher level of debt, which was put in place at the time of the acquisition of AvPorts by MANA. This was partly offset by higher gross profit.

          Interest expense for 2003 includes $1.2 million in interest payable on the subordinated debt which we will purchase as part of this offering.

     Atlantic: Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

          The table below summarizes the statement of operations of Atlantic for the years ended December 31, 2001 and December 31, 2002:

	Year Ended December 31,

	2001	2002	Change

	($ in thousands)
Fuel revenue	$44,044	$49,893	13.3%
Non-fuel revenue	16,300	18,698	14.7%

Total revenue	60,344	68,591	13.7%

Cost of revenue — fuel	(20,702)	(22,186)	7.2%
Cost of revenue — non-fuel	(1,399)	(1,907)	36.3%

Total cost of revenue	(22,101)	(24,093)	9.0%

Fuel gross profit	23,342	27,707	18.7%
Non-fuel gross profit	14,901	16,791	12.7%

Gross profit	38,243	44,498	16.4%
Selling, general and administrative	(26,063)	(27,795)	6.7%
Depreciation and amortization	(6,072)	(3,323)	(45.3)%

Operating income	6,108	13,380	119.1%
Other expense	221	—
Interest expense, net	(5,762)	(5,288)
Provision for income taxes	(1,114)	(3,150)

Income (loss) from continuing operations	(547)	4,942
Loss from discontinued operations (net of applicable income tax provision)	(939)	(11,423)

Net loss	$(1,486)	$(6,481)

Fuel Revenue and Fuel Gross Profit

          Of the $5.8 million increase in fuel revenue, $5.3 million was attributable to an increase in gallons of fuel sold and $500,000 was attributable to the increase in fuel prices. Approximately 12.1% of the total 18.7% increase in fuel gross profit was due to an increase in fuel sales volumes resulting from an increase in general aviation activity at most locations and the remaining 5.9% was due to an increase in the average dollar margin per gallon of fuel sold.

Non-Fuel Revenue and Non-Fuel Gross Profit

          Non-fuel revenue and non-fuel gross profit increased from 2001 to 2002 primarily due to a general increase in general aviation activity at most locations.

Selling, General and Administrative Expenses and Operating Income

          The increase in selling, general and administrative expenses was primarily due to the increased level of activity.

          The increase in operating income from 2001 to 2002 was primarily due to increased gross profit and a decrease of 45.3% in depreciation and amortization expense resulting from the writeoff of goodwill in relation to discontinued operations in 2001 which reduced amortization expense in 2002, from the adoption of SFAS No. 142 effective January 1, 2002, and from the change in useful lives of certain intangible assets.

Results of Operations

          The increase in net loss in 2002 was principally due to a $11.4 million loss on disposal of discontinued operations (aircraft management and charter business).

AvPorts: Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

          The table below summarizes the consolidated statement of operations data for MANA for the year ended December 31, 2001 and the year ended December 31, 2002.

		Predecessor	MANA
	Predecessor	January 1,	June 28,
	Year Ended	2002 to	2002 to
	December 31,	November 5,	December 31,
	2001	2002	2002(1)

	($ in thousands)
Fuel revenue	$18,494	$17,423	$2,884
Non-fuel revenue	10,442	11,196	2,274

Total revenue	28,936	28,619	5,158

Cost of revenue — fuel	(8,926)	(8,438)	(1,399)
Cost of revenue — non-fuel	(2,852)	(2,468)	(391)

Total cost of revenue	(11,778)	(10,906)	(1,790)
Fuel gross profit	9,568	8,985	1,485
Non-fuel gross profit	7,590	8,728	1,883

Gross profit	17,158	17,713	3,368
Selling, general and administrative expenses	(13,606)	(12,988)	(3,274)
Depreciation and amortization	(1,604)	(1,143)	(1,010)

Operating income	1,948	3,582	(916)
Interest expense, net	(14)	(17)	(590)
Other income (expense)	(265)	3	—
Income tax (expense) benefit	(1,489)	(2,301)	—

Net income (loss)	$180	$1,267	$(1,506)

(1)	Established June 28, 2002, operations began November 5, 2002 with the acquisition of the predecessor.

Fuel Revenue and Fuel Gross Profit

          The $1.8 million increase in fuel revenue resulted from an increase in gallons of jet fuel sold. This resulted from an increase in activity at most of AvPorts’ locations and the acquisition of the Burlington FBO in June 2001. Fuel prices remained relatively constant. The 9.4% increase in fuel gross profit resulted largely from the increase in fuel sales volume. Average dollar margin per gallon remained relatively constant.

Non-Fuel Revenue and Non-Fuel Gross Profit

          Of the $3 million increase in non-fuel revenue, $1 million was due to the acquisition of the Burlington FBO. The remaining $2 million was due to an increase in the level of activity at the other locations.

          Of the $3 million increase in non-fuel gross profit, $900,000 was due to the acquisition of the Burlington FBO. The remaining $2.1 million was due to an increase in the level of “pass-through” refueling activity, increased ramp fees, improvements in de-icing profitability and increased cargo handling revenue. Revenues from management contracts increased by approximately $100,000.

Selling, General and Administrative Expenses and Operating Income

          The increase in selling, general and administrative expenses from 2001 to 2002 was primarily due to the acquisition of the Burlington FBO, the increased level of activity at other locations and an increase in insurance premiums and rent.

          Operating income increased as a result of higher gross profit, but was negatively impacted by a $549,000 increase in depreciation and amortization expense and higher selling, general and administrative expenses.

Net Income (Loss)

          The increase in operating income was more than offset by an increase in provision for income taxes and an increase in interest expense, resulting in a net loss.

Macquarie Parking

          The following section discusses the consolidated historical financial performance of Macquarie Parking and its predecessor parking business.

          In 2001, the airport parking business was owned by a predecessor and the 2001 results presented are those of the predecessor. On July 23, 2002, Macquarie Parking was established to acquire a controlling interest in the airport parking business, which it acquired on December 19, 2002. The results for the year ended December 31, 2002 reflect the combined results of:

•	the predecessor’s results between January 1, 2002 to December 18, 2002; and

•	Macquarie Parking results from December 19, 2002 to December 31, 2002.

          Simultaneously with Macquarie Parking’s acquisition of the airport parking business, the senior debt of the business was refinanced with a $59 million facility. Also at that time, most of the management function of the airport parking business was contracted out to an affiliate of the predecessor.

          On October 1, 2003, Macquarie Parking acquired the assets of Avistar airport parking business in an asset purchase. This increased the number of parking facilities from 10 to 20. The acquisition was partly funded by a new $126 million debt facility, which was also used to repay the existing $59 million debt facility. At that time, the management contract was terminated and the business reassumed the management of its operations. Although this change has resulted in higher general and administrative expenses, the current management structure allows us to have more direct control of the operations of the business.

Nine Months Ended September 30, 2004 as Compared to Nine Months Ended September 30, 2003

          The table below summarizes the consolidated statement of operations data for Macquarie Parking for the nine months ended September 30, 2003 and the nine months ended September 30, 2004.

	Macquarie Parking
	Nine Months Ended
	September 30,

	2003	2004

	($ in thousands)
Revenue	$14,670	$38,046
Direct expenses(1)	(10,840)	(27,176)

	3,830	10,870
Selling, general and administrative	(671)	(3,229)
Amortization of intangibles	(1,487)	(2,692)

Operating income	1,672	4,949
Interest income	17	24
Interest expense	(2,620)	(6,130)
Other expense	(6)	(35)

Loss before income taxes and minority interests	(937)	(1,192)
Minority interest in loss of consolidated subsidiaries	36	557

Net loss	$(900)	$(635)

(1) Includes depreciation expense of	$761	$1,638

Revenue

          Revenue in the nine months ended September 30, 2004 was higher than in the nine months ended September 30, 2003 mainly due to the acquisition of the assets of the Avistar parking business on October 1, 2003 which contributed $20.8 million of the total revenue increase in 2004 of $23.4 million. Revenue from the pre-existing sites increased by 17.7% or $2.6 million. This revenue growth was due to marketing initiatives implemented from late 2003 to early 2004, an overall increase in air passenger traffic at airports at which the business operates, and the conversion to public parking of one of our facilities in June 2003 that was previously contracted to a company for employee parking, which contributed $1.6 million to the increase. Average daily “overnight” occupancy increased from approximately 6,000 vehicles in 2003 to approximately 14,100 vehicles in 2004, mainly due to the acquisition of Avistar.

Direct Expenses, Selling, General and Administrative and Operating Income

          Direct expenses increased mainly due to the acquisition of the Avistar parking business, which contributed $13.8 million to the increase of $16.3 million, and start up costs for a new facility at Oakland airport which contributed $1.2 million to the increase. The direct expenses at the pre-existing sites increased by 10%, due to the conversion of the parking lot described above, and an increase in the occupancy levels at the pre-existing sites, resulting in increased staffing and shuttle bus expenses.

          Selling, general and administrative expenses increased as a result of a change in the management structure of the airport parking business, as described above.

          Amortization increased largely as a result of the amortization of intangible assets resulting from the acquisition of the Avistar business.

          The increase in operating income was principally due to the acquisition of Avistar.

Interest Expense and Results of Operations

          Interest expense increased significantly due to the additional $67 million of debt that was incurred in October 2003 to finance the acquisition of the Avistar business and the $4.8 million of debt that was incurred in December 2003 to finance the acquisition of a parking lot at Chicago O’Hare airport that the business had previously leased. Interest expense in 2004 included $1,308,308 of deferred finance cost amortization which increased from $512,739 in 2003 due to the amortization of costs associated with the October 2003 debt raising.

          Results of operations improved due to the acquisition of Avistar and growth in revenue from pre-existing sites.

Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

          The table below summarizes the consolidated statement of operations data for Macquarie Parking for the year ended December 31, 2003 and the year ended December 31, 2002.

	Predecessor
	January 1,	Macquarie Parking
	2002 to	July 23, 2002 to	Macquarie Parking
	December 18,	December 31,	Year Ended
	2002	2002(1)	December 31, 2003

	($ in thousands)
Revenue	$20,524	$525	$26,291
Direct expenses(2)	(15,095)	(458)	(19,236)

	5,429	67	7,055
Selling, general and administrative	(1,219)	(563)	(1,749)
Amortization of intangibles	(26)	(60)	(3,576)

Operating income (loss)	4,184	(556)	1,730
Interest income and other income	10	—	31
Interest expense	(10,921)	(104)	(8,281)
Minority interest in loss of consolidated subsidiaries	—	24	1,520

Net loss	$(6,727)	$(636)	$(5,000)

(1) Established July 23, 2002, operations began December 19, 2002 with the acquisition of the predecessor.
(2) Includes depreciation expense of	$1,854	$36	$1,343

Revenue

          The increase in revenue for 2003 was entirely due to the acquisition of the Avistar parking business on October 1, 2003, as it contributed approximately $6 million to revenues. Revenues from the pre-existing sites declined a total of 3.4% due to the negative impact on air travel in the first half of 2003 of the war in Iraq and the SARS epidemic; offset by the expansion of the Pittsburgh facility in September 2002, where Macquarie Parking subleased a competing facility, which resulted in a $553,000 increase in revenue. Average daily “overnight” occupancy increased from approximately 6,000 vehicles in 2002 to approximately 7,700 vehicles in 2003, due to the Avistar acquisition.

          If our airport parking business had acquired the assets of the Avistar business on January 1, 2003, we estimate that on a pro forma basis our airport parking business’ total revenue in 2003 would have been approximately $45.0 million.

Direct Expenses, Selling, General and Administrative Expenses and Operating Income

          Direct expenses increased due mainly to the acquisition of the Avistar parking business in late 2003, which contributed $4.1 million of direct expenses excluding depreciation. Direct expenses, excluding depreciation, at pre-existing sites were stable. Depreciation expense declined in 2003 due to changes in the tangible asset base of PCAA for accounting purposes resulting from the change in ownership of the PCAA business in December, 2002.

          Overall selling, general and administrative expenses were relatively steady between 2002 and 2003. However, during this time the Macquarie Parking management structure underwent the two changes described above. During the time the management contract was in place, the operator was paid a management fee, which accounted for most of the general and administrative expenses of the business. This led to a decrease in general and administrative expenses during the time of the contract. After the termination of the management contract, Macquarie Parking employed all staff involved in the operations directly. This resulted in higher general and administrative expenses in the fourth quarter of 2003. We believe that the management structure change will prove beneficial to Macquarie Parking as it allows us direct control of the business operations and employees.

          The increase in amortization resulted from the amortization of intangible assets resulting from the acquisition of Avistar in October 2003 and of PCAA by Macquarie Parking in December 2002.

Interest Expense and Results of Operations

          Interest expense decreased substantially in 2003 due to the change in the capital structure of the business that occurred at the time MAPC acquired the initial business in December 2002. The 2003 interest expense includes a non-recurring expense of $847,000, which was the result of interest rate swap termination costs incurred at the time of the refinancing of the $59 million facility on October 1, 2003. Further, the 2003 interest expense includes $3.4 million associated with amortization and the write-off of the capitalized financing costs attributable to the $59 million facility that was refinanced at the time of the acquisition of Avistar.

          If our airport parking business had acquired the Avistar business on January 1, 2003, we estimate that our airport parking business’ net loss in 2003 would have been equal to approximately $5.2 million.

Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

          The table below summarizes the consolidated statement of operations data for Macquarie Parking for the year ended December 31, 2002 and the predecessor for the year ended December 31, 2001.

		Predecessor	Macquarie Parking
	Predecessor	January 1,	July 23,
	Year Ended	2002 to	2002 to
	December 31,	December 18,	December 31,
	2001	2002	2002(1)

	($ in thousands)
Revenue	$20,541	$20,524	$525
Direct expenses(2)	(15,773)	(15,095)	(458)

	4,768	5,429	67
Selling, general and administrative	(1,084)	(1,219)	(563)
Amortization of intangibles	(484)	(26)	(60)

Operating income (loss)	3,200	4,184	(556)
Interest income and other income (expense)	(15)	10	—
Interest expense	(7,227)	(10,921)	(104)
Minority interest in loss of consolidated subsidiaries	—	—	24

Net loss	$(4,042)	$(6,727)	$(636)

(1) Established on July 23, 2002, operations began December 19, 2002.
(2) Includes depreciation expense of	$1,949	$1,854	$36

Revenue

          Revenue in 2002 was impacted by lower occupancy levels than in 2001 due to the events of September 11, 2001 and their effect on air travel. Year on year customer volumes were approximately 6% lower for the first eight months of 2002 compared to 2001 and approximately 3% lower for the full year, with a commensurate impact on revenues. Despite this negative impact, the business managed to increase revenue in 2002 by increasing parking rates at some of its locations and by subleasing a facility previously occupied by a competitor at Pittsburgh International Airport. Closing this facility had the effect of increasing the level of occupancy at our existing operation for the last three months of 2002. Average daily “overnight” occupancy decreased from approximately 6,200 vehicles in 2001 to approximately 6,000 vehicles in 2002.

Direct Expenses, Selling, General and Administrative Expenses and Operating Income (Loss)

          Direct expenses decreased in 2002 as a result of a decrease in the level of staffing and shuttle bus utilization in the last quarter of 2001. Staffing and shuttle bus utilizations were reduced reflecting the substantial decrease in occupancy at the parking lots due to the negative impact of the events of September 11, 2001 on passenger volumes. These decreases were largely sustained over the whole of 2002. The increase in general and administrative expenses in 2002 reflects approximately $373,000 of transaction costs incurred by Macquarie Parking in connection with the acquisition of the predecessor’s business and a similar increase in transaction related costs incurred by the predecessor.

Interest Expense and Results of Operations

          At the beginning of 2002, Macquarie Parking’s predecessor partly refinanced its existing debt facilities. The increase in interest expense in 2002 over 2001 was due to the write-off of capitalized financing costs associated with the refinanced loan. Further, prior to Macquarie Parking’s acquisition, a portion of the interest expense on the predecessor’s loan facilities was being capitalized, increasing the level of debt, therefore increasing interest expense.

Thermal Chicago and Northwind Aladdin

          The following section discusses the historical consolidated financial performance of Thermal Chicago Corporation, the holding company for Thermal Chicago, until June 30, 2004 when Thermal Chicago Corporation was indirectly acquired by MDEH. Thereafter, through September 30, 2004, the financial performance of MDEH is discussed. Also discussed is the historical financial performance of ETT Nevada, Inc., the holding company for our 75% interest in Northwind Aladdin, through to September 29, 2004 when ETT Nevada, Inc. was indirectly acquired by MDEH. MDEH also acquired all of the senior debt of Northwind Aladdin. As a consequence, interest expense on such senior debt will be eliminated in our consolidated financial statements.

          All of Northwind Aladdin’s income is derived from two customer contracts. For accounting purposes, all payment obligations under the customer contracts except for consumption, operations and service payments are treated as finance lease payments. The implied interest component of these lease payments is included in ETT Nevada’s consolidated statement of operations as finance lease revenue while the implied capital component is not included in the statement of operations but instead is included in cash flow from operations. Over the term of the customer contracts, the annual finance lease revenue will decline due to the amortization of the capital component of the lease. Consumption, operations and service payments from customers are treated as revenue and generally reflect a pass-through to the customers of Northwind Aladdin’s cost of revenue. Similarly, fixed payments received by Thermal Chicago pursuant to the customer contract relating to plant P-6, the ownership of which reverts to the customer at the end of the contract term in 2025, are treated as finance lease payments and the income component reported as finance lease revenue and the capital component included in cash flow from operations.

Thermal Chicago: Nine Months Ended September 30, 2004 as Compared to Nine Months Ended September 30, 2003

          MDEH indirectly acquired Thermal Chicago Corporation on June 30, 2004. The following table summarizes the consolidated statements of operations data for Thermal Chicago Corporation for the nine months ended September 30, 2003 and for the six months ended June 30, 2004 and for MDEH for the three months ended September 30, 2004. MDEH acquired ETT Nevada, Inc., the holder of a 75% interest in Northwind Aladdin on September 29, 2004. The summary below for MDEH for the three months ended September 30, 2004, therefore includes the contribution of ETT Nevada, Inc. for one day.

	Thermal Chicago	Thermal Chicago
	Corporation	Corporation	MDEH
	Nine Months	Six Months	Three Months
	Ended September 30,	Ended June 30,	Ended September 30,
	2003(2)	2004(2)	2004

	($ in thousands)
Cooling capacity revenue	$11,984	$8,321	$4,099
Cooling consumption revenue	11,524	5,234	7,165
Other revenue	513	551	205
Finance lease revenue	1,030	671	343

Total revenue	25,051	14,777	11,812
Direct expenses — electricity	(7,025)	(3,100)	(4,665)
Direct expenses — other(1)	(8,265)	(5,851)	(3,859)

Direct expenses — total	(15,290)	(8,951)	(8,525)
Selling, general and administrative	(1,751)	(2,129)	(607)
Amortization of intangibles	(74)	(49)	(330)

Operating income	7,936	3,647	2,350
Interest income and other income (expense)	976	3,083	(2,808)
Interest expense	(3,661)	(12,335)	(938)
(Provision) benefit for income taxes	(2,064)	1,577	550
Minority interest	—	—	2
Cumulative effect of change in accounting principle, net of tax	(299)	—	—

Net income (loss)	$2,889	$(4,027)	$(848)

(1) Includes depreciation expense of	$2,221	$1,540	$1,304
(2) As restated.

          Revenue

          Cooling capacity revenue increased due to a 1% increase in contracted capacity and the annual increase of contract capacity payments in line with inflation in accordance with the terms of existing customer contracts. Cooling consumption revenue increased due to a 5% increase in volumes of chilled water sold in 2004 due to warmer weather on average compared to the same period in 2003 and also due to the annual increase of contract consumption payments in line with increases in the economic indices used to index these payments pursuant to the terms of existing customer contracts.

Direct Expenses, Selling, General and Administrative Expenses and Operating Income

          Direct expenses increased due to an increase in the volume of chilled water produced to meet higher demand in 2004 that resulted in higher power consumption and related costs. In addition, operating and maintenance expense increased by $400,000 due to the costs of repairing a system failure and depreciation expense increased by $627,000 resulting from an increase in asset valuations in accordance with purchase accounting principles. Selling, general and administrative expenses increased principally due to the inclusion of approximately $800,000 of costs associated with Exelon’s sale of the business to MDE in June 2004, which will not reoccur subsequent to our acquisition of the business. Amortization of intangibles increased by $305,000 due to an increase in intangible asset valuations in accordance with purchase accounting principles.

          Excluding the $800,000 of costs associated with Exelon’s sale of the business which we do not expect to reoccur, the overall decrease in operating income was almost entirely due to the increase in depreciation and amortization expense.

Net Income (Loss)

          Interest income and other income decreased in 2004 as non-recurring gains of $3.3 million from financial restructuring undertaken by Exelon prior to the sale of Thermal Chicago to MDE were offset by losses of $2.2 million from an interest rate swap that was used to hedge MDE’s long-term interest rate risk pending issuance of notes in a private placement and $958,000 of costs associated with the bridge loan used to finance the acquisition of Thermal Chicago pending the issuance of the notes. Also, other income for the nine months to September 30, 2003 included a non-recurring gain of $500,000 resulting from the extinguishment of a liability for a payment less than the book value. Interest expense increased substantially, primarily due to a $10.3 million make-whole payment associated with the redemption of outstanding bonds by the business prior to its acquisition by MDEH. Despite the increase in total revenue, overall there was a substantial decrease in net income principally resulting from significant non-recurring expenses (partially offset by non-recurring income items) incurred by the business.

Northwind Aladdin: Period from January 1, 2004 to September 29, 2004 and nine months ended September 30, 2003

          The following table summarizes the consolidated statement of operations data of ETT Nevada, Inc. for the period from January 1, 2004 to September 29, 2004 and the nine months ended September 30, 2003. ETT Nevada, Inc. became a wholly owned indirect subsidiary of MDEH on September 29, 2004.

	Nine Months
	Ended	January 1-
	September 30,	September 29,
	2003	2004

	($ in thousands)
Consumption revenue	$1,848	$1,881
Other revenue	718	756
Finance lease revenue	3,100	3,013

Total revenue	5,666	5,649
Direct expenses — electricity	(1,590)	(1,539)
Direct expenses — other	(983)	(1,061)

Direct expenses — total	(2,573)	(2,600)
Selling, general and administrative	(22)	(49)

Operating income	3,071	3,000
Interest expense	(2,098)	(1,848)
Provision for income tax	(201)	(301)
Minority share income (loss)	(269)	(298)

Net income (loss)	$526	$553

Thermal Chicago: Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

          The following table summarizes the consolidated statements of operations data of Thermal Chicago Corporation for the year ended December 31, 2003 and the year ended December 31, 2002.

	Year Ended
	December 31,

	2002(2)	2003(2)	Change

	($ in thousands)
Cooling capacity revenue	$14,594	$15,737	7.8%
Cooling consumption revenue	13,671	13,378	(2.2)%
Other revenue	911	849	(6.8)%
Finance lease revenue	1,487	1,369	(7.9)%

Total revenue	30,663	31,333	2.2%
Direct expenses — electricity	(10,560)	(8,061)	(23.7)%
Direct expenses — other(1)	(10,413)	(11,317)	8.7%

Direct expenses — total	(20,973)	(19,378)	(7.6)%
Selling, general and administrative	(2,935)	(2,922)	(0.4)%
Amortization of intangibles	(136)	(99)	(27.2)%

Operating income	6,620	8,934	35.0%
Interest income and other income	251	1,087
Interest expense	(7,817)	(4,772)
Provision for income taxes	(398)	(2,144)
Cumulative effect of change in accounting principle, net of tax	—	(299)

Net (loss) income	$(1,344)	$2,807

(1) Includes depreciation expense of	$2,561	$2,998
(2) As restated.

Revenue

          Cooling capacity revenue increased due to a 4% increase in contracted capacity resulting from the addition of two new customers and the annual increase of capacity payments in line with inflation applied to existing contracts. Cooling consumption revenue decreased due to a 6.9% decline in volumes of chilled water sold resulting from a cool summer in Chicago in 2003 offset by the annual increase in consumption payments in line with indices, applied to existing contracts.

Direct Expenses, Selling, General and Administrative Expenses and Operating Income

          Direct expenses declined due to a decrease in the volume of chilled water produced, reflecting lower demand resulting from the cool summer in 2003. Of the $2.5 million, or 23.7%, reduction in direct expenses — electricity, $1.5 million was due to lower chilled water production and the balance was due to improved efficiency in the use of electricity. Going forward, we expect the financial benefit of these improvements to vary from approximately $500,000 to $1 million per year, depending on the volume of chilled water produced, with greater financial benefit achieved at higher volumes. The decrease in direct expenses — electricity was partially offset by an 8.2% increase in direct expenses — other due to Thermal Chicago’s fifth chilling plant being brought into operation during 2003. While selling, general and administrative expenses were broadly stable in 2003 compared to 2002, 2003 included approximately $600,000 of costs associated with Exelon’s sale of the business to MDE, which will not recur subsequent to our acquisition of the business.

          The overall increase in operating income reflected the increase in cooling capacity revenues and the decrease in direct expenses — electricity.

Net (Loss) Income

          The increase in interest income and other income was mainly due to a non-recurring $400,000 profit from the extinguishment of a liability for a payment of less than its book value. Interest expense decreased substantially, reflecting a full year’s benefit from the conversion to equity in April 2002 of approximately $103 million of debt provided by Exelon. Tax expense increased, substantially reflecting the increase in pre-tax income.

Northwind Aladdin: Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

          The following table summarizes the consolidated statement of operations data of ETT Nevada, Inc., for the year ended December 31, 2003 and the year ended December 31, 2002.

	Year Ended
	December 31,

	2002(1)	2003(1)	Change

	($ in thousands)
Consumption revenue	$2,296	$1,997
Other revenue	997	1,122
Finance lease revenue	5,808	4,110

Total revenue	9,101	7,230	(20.6)%
Direct expenses — electricity	(1,821)	(1,864)
Direct expenses — other	(1,400)	(1,341)

Direct expenses — total	(3,221)	(3,205)	(0.5)%
Selling, general and administrative	(1,392)	(34)

Operating income (loss)	4,488	3,991	(11.1)%
Interest expense	(3,113)	(2,773)
Interest income	28	9
Income (loss) from equity investments	(25)	26
Other, net	(9)	(1)
(Provision) benefit for income tax	(334)	(332)
Minority share income (loss)	(417)	(340)

Net income	$620	$581

(1)	As restated.

Revenue

          In September 2001, Northwind Aladdin’s major customer, Aladdin resort and casino filed for Chapter 11 bankruptcy. In December 2002, the bankruptcy court approved a settlement agreement between Northwind Aladdin and the customer pursuant to which the customer contract was retained in return for Northwind Aladdin agreeing to receive reduced fixed payments under the contract going forward. The fixed payments under the customer contract are treated as finance lease payments for accounting purposes. Finance lease income declined in 2003 as a result of the reduced payments resulting from the bankruptcy settlement in late 2002. The Aladdin resort and casino has emerged from bankruptcy under new ownership and is currently meeting all of its payment obligations under the amended contract. However, if this customer were to enter into bankruptcy again, the contract could be terminated or contract payments and finance lease revenue could be further reduced, in either case without compensation. Either of these events would produce a significant loss.

Direct Expenses, Selling, General and Administrative Expenses and Operating Income

          Selling, general and administrative expenses in 2002 included $1.2 million of professional fees and bad debts of $143,000 related to the bankruptcy.

Net Income

          The bankruptcy settlement in 2002 resulted in a $2.6 million reduction in the total lease payments to be received from the Aladdin resort and casino. This reduction will be recognized in equal amounts in each year over the remaining life of the customer contract as amortization of deferred lease valuation reserve. An amount of $152,000 was recognized in 2003 and netted against finance lease revenue.

Thermal Chicago: Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

          The following table summarizes the consolidated statements of operations data of Thermal Chicago Corporation for the year ended December 31, 2002 and the year ended December 31, 2001.

	Year Ended
	December 31,

	2001(2)	2002(2)	Change

	($ in thousands)
Cooling capacity revenue	$12,879	$14,594	13.3%
Cooling consumption revenue	10,499	13,671	30.2%
Other revenue	804	911	13.3%
Finance lease revenue	1,410	1,487	5.5%

Total revenue	25,592	30,663	19.8%
Direct expenses — electricity	(9,160)	(10,560)	15.3%
Direct expenses — other(1)	(8,852)	(10,413)	17.6%

Direct expenses — total	(18,012)	(20,973)	16.4%
Selling, general and administrative	(1,823)	(2,935)	61.0%
Amortization of intangibles	(136)	(136)

Operating income	5,621	6,620	17.8%
Interest income and other income	640	251
Interest expense	(16,430)	(7,817)
Benefit (provision) for income taxes	4,189	(398)

Net loss	$(5,980)	$(1,344)

(1) Includes depreciation expense of	$2,032	$2,561
(2) As restated.

Revenue

          Cooling capacity revenue increased due to an 8.9% increase in contracted capacity resulting from the addition of 12 new customers to the system and the annual increase of capacity payments in line with inflation in accordance with the terms of existing contracts. Cooling consumption revenue increased due to a 25.4% increase in the volume of chilled water sold due to a relatively hot summer experienced by Chicago in 2002, the aforementioned addition of customers to the system and the annual increase in consumption payments in line with indices, applied to existing contracts.

Direct Expenses, Selling, General and Administrative Expenses and Operating Income

          Direct expenses increased due to an increase in the volume of chilled water produced due to the relatively hot summer in 2002, which increased demand for cooling services for existing customers, and the addition of customers to the system. Direct expenses — other increased by 17.6% due mainly to the commencement of material maintenance at the P-4 and P-6 plants, as these plants reached an age where more extensive maintenance projects became necessary. The $1.1 million increase in selling, general and administrative expenses reflected an increase in salary costs principally due to $400,000 in severance costs and increases in insurance and rental expenses. The overall increase in operating income principally reflected the increase in total revenue.

Net Loss

          Interest expense decreased substantially due to the conversion by an affiliate of approximately $102 million of debt into equity in April 2002. Overall there was a decrease in the net loss in 2002 due to an increase in operating income and the reduction in interest expense, offset by a significant increase in provision for income taxes resulting from higher pre-tax income.

Northwind Aladdin: Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

          The following table summarizes the consolidated statement of operations data of ETT Nevada, Inc. for the year ended December 31, 2002 and the year ended December 31, 2001.

	Year Ended
	December 31,

	2001(1)	2002(1)	Change

	($ in thousands)
Consumption revenue	$2,622	$2,296
Other revenue	976	997
Finance lease revenue	5,887	5,808

Total revenue	9,485	9,101	(4.0%	)
Direct expenses — electricity	(1,658)	(1,821)
Direct expenses — other	(1,804)	(1,400)

Direct expenses — total	(3,462)	(3,221)	(7.0%	)
Selling, general and administrative	(590)	(1,392)

Operating income	5,433	4,488	(17.4%	)
Interest expense	(3,512)	(3,113)
Interest income	203	28
Income (loss) from equity investments	(105)	(25)
Other, net	13	(9)
(Provision) benefit for income tax	(525)	(334)
Minority share income (loss)	(704)	(417)

Net income	$802	$620

(1)	As restated.

Direct Expenses, Selling, General and Administrative Expenses and Operating Income

          Selling, general and administrative expenses in 2001 included a bad debt expense of $491,000 relating to the 2001 bankruptcy of Northwind Aladdin’s major customer.

Toll Road Business

          The following section discusses the historical consolidated financial performance for CHL. The historical statements of operations are denominated in Pounds Sterling and compiled in accordance with U.S. GAAP. We will own a 50% interest in CHL through an indirectly wholly owned subsidiary Macquarie Yorkshire Limited. CHL has a March 31 fiscal year end.

Year Ended March 31, 2004 as Compared to Year Ended March 31, 2003.

          The table below summarizes the consolidated statement of operations for CHL for the year ended March 31, 2003 and the year ended March 31, 2004.

	Year Ended
	March 31,

	2003	2004	Change

	(£ in thousands)
Revenue	£45,267	£46,284	2.2%
Cost of revenue(1)	(11,404)	(12,702)	11.4%
General and administrative expense	(1,245)	(1,157)	(7.1)%

Operating income	32,618	32,425	(0.1)%
Net interest expense	(20,396)	(18,711)	(8.3)%
Income (loss) from interest rate swaps	(15,260)	1,597

Income (loss) before income taxes	(3,038)	15,311
Income tax expense (benefit)	(925)	4,229

Net (loss) income	£(2,113)	£11,082

(1) Includes depreciation expense of	£9,508	£9,790

Revenue

          The increase in revenue for the year ended March 31, 2004 compared to the year ended March 31, 2003 was primarily due to an increase in traffic volumes of 3.6% for other vehicles and 2.9% for heavy goods vehicles and the indexation of toll rates to inflation, partially offset by the effect of the band structure on shadow toll rates. Traffic volume growth and inflation indexation of toll rates increased total revenue by approximately 3.6% while the operation of the band structures reduced revenues by 1.4%. For further discussion of the revenue calculations pursuant to the concession, see “Business — Our Interest in Yorkshire Link — Calculation of Revenue.”

Cost of Revenue, General and Administrative Expense and Operating Income

          In the year ended March 31, 2004, technical support and director fees of £788,000 paid to the shareholders in CHL under agreements that have since been terminated are included as a general and administrative expense. That year also includes in cost of revenue a receivable of £283,000 written off in connection with repairs to Yorkshire Link which CHL had sought to recover from the construction joint venture.

Net (Loss) Income

          Net interest expense decreased for the year ended March 31, 2004, reflecting the repayment of debt over the course of 2003 and 2004.

          Income on interest rate swaps for the year ended March 31, 2004 increased substantially compared to the year ended March 31, 2003 due to the positive impact of increasing interest rates on the mark to market value of interest rate swaps during 2004. Connect M1-A1 Limited has entered into economic hedges to fix the interest rates on a substantial portion of its floating rate debt.

          Overall net income increased substantially due to increased swap income and decreased interest expense.

Year Ended March 31, 2003 as Compared to Year Ended March 31, 2002

          The table below summarizes the consolidated statement of operations for CHL for the year ended March 31, 2002 and the year ended March 31, 2003.

	Year Ended March 31,

	2002	2003	Change

	(£ in thousands)
Revenue	£46,051	£45,267	(1.7)%
Cost of revenue(1)	(10,892)	(11,404)	4.7%
General and administrative expense	(1,264)	(1,245)	(1.5)%

Operating income	33,895	32,618	(3.8)%
Net interest expense	(25,202)	(20,396)	(19.1)%
Loss on interest rate swaps	(2,245)	(15,260)

Income (loss) before income taxes	6,448	(3,038)
Income tax expense (benefit)	1,899	(925)

Net income (loss)	£4,549	£(2,113)

(1) Includes depreciation expense of	£9,201	£9,508

Revenue

          Revenue decreased for the year ended March 31, 2003 compared to the year ended March 31, 2002 despite a 4% increase in other vehicles traffic and a 3.6% increase in heavy goods vehicle traffic and the indexation of toll rates to inflation, due to the effect of the band structure on shadow toll rates and the full year effect of the application of the global factor contained in the concession on the shadow toll rates. Traffic volume growth and inflation indexation of toll rates increased total revenue by approximately 3.7% while revenues were reduced by 1.4% by the operation of the band structure and a further 4% by the application of the global factor. See “Business — Our Interest in Yorkshire Link — Calculation of Revenue” for further discussion of the global factor and the frequency of its application and the magnitude of its impact.

Net Income (Loss)

          The decrease in net interest expense for the year ended March 31, 2003 was largely due to the write-off in 2002 of £2.3 million of unamortized financing fees originally incurred and capitalized in 1996 in respect of debt that was replaced in that year. The balance of the reduction was as a result of a decrease in interest costs as a result of the repayment of debt over the course of 2002 and 2003.

          Overall net income decreased primarily due to the loss on interest rate swaps resulting from the effect of lower interest rates on the mark-to-market value of interest rate swaps, partially offset by the lower interest expense.

Liquidity and Capital Resources

          While we do not intend to retain significant cash balances in excess of what is required as prudent reserves and will not initially have in place any credit facilities at the holding company level, we believe that we will have sufficient liquidity and capital resources to meet our future liquidity requirements and the requirements of our dividend policy, based on the following factors and assuming that we can refinance the Atlantic, including GAH, AvPorts and Macquarie Parking debt facilities at their respective maturities:

•	all of our businesses and investments generate, and are expected to continue to generate, significant operating cash flow;

•	the ongoing maintenance capital expenditure associated with our businesses is modest and readily funded from their respective operating cashflow;

•	all significant short-term growth capital expenditure will be funded with the proceeds of this offering or from committed undrawn debt facilities; and

•	CHL has amortizing debt, with the amortization payments expected to be paid from operating cash flow. We also expect to have amortizing debt for Thermal Chicago/ Northwind Aladdin and partially amortizing debt for Atlantic, including GAH. Both the Thermal Chicago/ Northwind Aladdin and Atlantic, including GAH, debt will begin to amortize in 2007, with the amortization payments expected to be paid from operating cash flow.

          Atlantic, including GAH, AvPorts and Macquarie Parking have significant bullet payments due under their respective credit facilities, due in 2011, 2007 and 2006. While we believe that we will be able to refinance the bullet payments prior to their respective maturities, in the event we cannot we may default on that debt.

          The section below discusses the sources and uses of cash of our businesses and investments. As our businesses and investments have yet to be operated as a single entity, we have not provided historical or pro forma consolidated statements of cash flow for the company.

Atlantic, GAH, AvPorts, Macquarie Parking, Thermal Chicago and Northwind Aladdin Cash Flow Provided by Operations

          Going forward, our consolidated statement of cash flows will include the cash flow from operations for Atlantic, including GAH, AvPorts, Macquarie Parking, Thermal Chicago and Northwind Aladdin. In all of these businesses, revenues are either mostly derived from cash sales or are highly stable. As a result, they do not experience substantial fluctuations in their trade receivables. The cash flow provided by operations for these businesses for the year ended December 31, 2003 and the nine months ended September 30, 2004 is summarized in the table below:

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2003	2004

	($ in thousands)
North America Capital (Atlantic)(1)	$9,811	$7,913
GAH(2)	$428	$1,213
AvPorts	$3,355	$3,626
Macquarie Parking	$765	$3,371
MDEH (Thermal Chicago)(3)	$13,134 (5)	$(3,103)
Northwind Aladdin(4)	$2,782 (5)	$3,353

(1)	Includes Executive Air Support Inc. for the period from January 1, 2004 to July 29, 2004 and North America Capital for the period from July 30, 2004 to September 30, 2004.

(2)	Excludes the La Quinta FBO not being acquired.

(3)	Includes Thermal Chicago Corporation for six months ended June 30, 2004 and MDEH for the three months ended September 30, 2004.

(4)	Only includes period from January 1, 2004 to September 29, 2004.

(5)	As restated.

North America Capital (Atlantic)

          Cash flow from operations for the nine months ended September 30, 2004 was significantly higher than net income due to depreciation and amortization and the warrant expense, each of which was a non-cash expense.

GAH

          Cash flow from operations for the nine months ended September 30, 2004, was $1.2 million reflecting a significant increase in net income. Cash flows from operations were reduced by a $1.1 million increase in receivables from the La Quinta FBO that we are not acquiring. Therefore, excluding the transactions that produced these receivables and that will not continue subsequent to our acquisition of GAH, cash flow from operations was $2.4 million.

          Cash flow from operations for 2003 was $428,000, $314,000 of which was due to the repayment of a short-term receivable from a related party.

AvPorts

          Cash flow from operations for the nine months ended September 30, 2004 was $3.6 million. This was significantly higher than net income largely as a result of $5.3 million of depreciation and amortization expenses and amortization of finance costs.

          Depreciation and amortization expenses for the year ended December 31, 2003 was $6.3 million. This accounted for the majority of the difference between net income and cash flow provided by operations in 2003. The other significant impact on the cash flows from operations during 2003 was the increase in accounts receivable of $1.1 million due to a relatively large amount of receivables outstanding as of December 31, 2003 for costs incurred by AvPorts under certain airport management contracts. These amounts were collected from the various airport authorities in early 2004.

Macquarie Parking

          For the nine months ended September 30, 2004, depreciation and amortization expense was $5.6 million. This accounted for the majority of the difference between net income and cash flow provided by operations during the first half. The other significant impact on the cash flows from operations during the first nine months of 2004 was the prepayment of insurance premiums and the payment of lease deposits for newly leased sites that resulted in a combined decrease in cash flows provided by operations of approximately $1.4 million.

          In the year ended December 31, 2003, depreciation and amortization expense was $8.7 million. Macquarie Parking’s other receivables increased by $1 million in 2003 due to the increased value of earned, but uncollected, parking revenues, an overpayment of real estate taxes and amounts related to the final adjustment in the purchase price of the assets of the Avistar business.

Thermal Chicago

          Cash flow from operations for the nine months ended September 30, 2004 reflected primarily the substantial decrease in net income.

          The difference between net income and cash flow from operations in 2003 resulted from depreciation and amortization and differences between taxation expense for accounting purposes and taxes actually paid. Taxes actually paid are substantially lower than accounting taxes due to accelerated depreciation allowances for tax purposes.

          Working capital is generally steady from year to year although moderate increases occur during the third quarter of each year when revenues are higher than in the remainder of the year and accounts receivable increase commensurately.

Northwind Aladdin

          As previously discussed, MDEH has acquired all of the outstanding senior debt of Northwind Aladdin. For the period from January 1, 2004 to September 29, 2004, Northwind Aladdin’s cash flow from operations of $3.4 million was net of interest paid on this senior debt of $1.2 million and for 2003, cash flow from operations of $2.8 million was net of interest of $2.6 million paid on the senior debt. Also as previously discussed, for accounting purposes, Northwind Aladdin’s customer contracts are treated as finance leases. As a consequence, a portion of the payments received from the customers is effectively treated as a return of lease principal and is included in cash flow from operations. Lease principal amounts of $970,000 and $1.2 million were included for the period from January 1, 2004 to September 29, 2004 and the year ended December 31, 2003, respectively.

Atlantic, GAH, AvPorts, Macquarie Parking, Thermal Chicago and Northwind Aladdin Cash Flow Used in Investing Activities

          Going forward, our consolidated statement of cash flows will include the cash flows provided by or used in the investing activities of Atlantic, including GAH, AvPorts, Macquarie Parking, Thermal Chicago and Northwind Aladdin. The cash flow used in investing activities for these businesses for the year ended December 31, 2003 and the nine months ended September 30, 2004 are summarized in the table below:

			Nine Months
	Year Ended		Ended
	December 31, 2003		September 30, 2004

	($ in thousands)
North America Capital (Atlantic)(1)	$(4,648)		$(217,819)
GAH(2)	$(13,418)		$(216)
AvPorts	$(2,563)		$(1,942)
Macquarie Parking	$(73,956)		$(523)
MDEH (Thermal Chicago)(3)	$(3,522	)(5)	$(160,089)
Northwind Aladdin(4)	$(26	)(5)	$—

(1)	Includes Executive Air Support Inc. for the period from January 1, 2004 to July 29, 2004 and North America Capital for the period from July 30, 2004 to September 30, 2004.

(2)	Excludes the La Quinta FBO not being acquired.

(3)	Includes Thermal Chicago Corporation for the six months ended June 30, 2004 and MDEH for the three months ended September 30, 2004.

(4)	Only includes the period from January 1, 2004 to September 29, 2004.

(5)	As restated.

          Atlantic

          Atlantic spent $4.1 million on capital expenditure for the nine months ended September 30, 2004, which was attributable to ongoing capital expenditure and the continued construction of a hangar at Chicago-Midway. The balance of the cash used in investing activities in 2004 related to North America Capital’s acquisition of Executive Air Support Inc.

          The primary use of cash in investing activities for the 2003 financial year was $3.3 million for the acquisition of the New Orleans facilities in December 2003, which was partially offset by cash proceeds of $2 million related to the sale of discontinued operations. Investing activities related to internal capital expenditures were $3.2 million in 2003, primarily related to the ongoing construction at Chicago-Midway.

          Going forward, we anticipate that any significant acquisitions by Atlantic will be funded with a combination of debt issued by Atlantic or MIC Inc. and equity offerings by the trust.

GAH

          Cash flow used in investing activities for the nine months ended September 30, 2004 was $216,000, relating to ongoing capital expenditure.

          Cash flow used in investing activities for 2003 was $13.4 million. This included $13.2 million paid by GAH in 2003 to complete the acquisition of the FBO at Orange County Airport and $244,000 for ongoing capital expenditure.

          AvPorts

          Cash flow used in investing activities for the nine months ended September 30, 2004 was $1.9 million, relating to ongoing capital expenditures and the commencement of the capital expenditures at Burlington and Metroport projects outlined in “Business — Our Airport Services Business — Planned Capital Expenditures.”

          Of the $2.6 million of cash used in investing activities in 2003, $1.6 million related to reimbursement by AvPorts of transaction costs incurred by AvPorts owners at the time of the acquisition of AvPorts by MANA. $500,000 related to a purchase of a hangar at Louisville. A further $600,000 related to ongoing capital expenditure.

          Macquarie Parking

          During the nine months ended September 30, 2004, Macquarie Parking made some improvements to its existing sites and purchased some additional equipment for approximately $501,000.

          The primary use of cash in investing activities in 2003 was $67.3 million for the acquisition of the Avistar business in October 2003 and costs associated with that acquisition. In addition, Macquarie Parking also purchased the property at its Chicago facility, which it previously leased. The total cost of this property, excluding transaction costs, was $6.1 million. The majority of other cash used in investing activities related to the purchase by Macquarie Parking of shuttle buses and other equipment used in its operations.

Thermal Chicago

          Approximately $783,000 was spent on capital expenditure for the nine months ended September 30, 2004, which related to ongoing capital expenditure. The balance of the cash used in investing activities in 2004 related to MDEH’s acquisition of Thermal Chicago Corporation, ETT Nevada, Inc., and the senior debt of Northwind Aladdin.

          In 2003 the primary use of cash in investing activities was capital expenditure which primarily related to the costs of connecting additional customers and to a lesser extent ongoing capital expenditure.

Atlantic, GAH, AvPorts, Macquarie Parking, Thermal Chicago and Northwind Aladdin Cash Flow from Financing Activities

          Going forward, our consolidated statement of cash flows will include the cash flows provided by or used in the financing activities of Atlantic, including GAH, AvPorts, Macquarie Parking, Thermal Chicago and Northwind Aladdin. The cash flows relating to financing activities for these businesses for the year ended December 31, 2003 and the nine months ended September 30, 2004 are summarized in the table below:

			Nine Months
	Year Ended		Ended
	December 31,		September 30,
	2003		2004

	($ in thousands)
North America Capital (Atlantic)(1)	$(5,956)		$216,788
GAH(2)	$(18)		$—
AvPorts	$(719)		$(1,318)
Macquarie Parking	$65,686		$(2,459)
MDEH (Thermal Chicago)(3)	$(11,239	)(5)	$165,265
Northwind Aladdin(4)	$(2,039	)(5)	$(1,301)

(1)	Includes Executive Air Support Inc. for the period from January 1, 2004 to July 29, 2004 and North America Capital for the period from July 30, 2004 to September 30, 2004.

(2)	Excludes the La Quinta FBO not being acquired.

(3)	Includes Thermal Chicago Corporation for the six months ended June 30, 2004 and MDEH for the three months ended September 30, 2004.

(4)	Only includes the period from January 1, 2004 to September 29, 2004.

(5)	As restated.

Atlantic

          Cash flow provided by financing activities for the first nine months of 2004 reflected primarily the debt and equity raised by North America Capital to fund the acquisition of Executive Air Support Inc.

          Cash used in financing activities for Atlantic in 2003 was approximately $6 million in 2003, primarily to fund principal repayments on the senior and subordinated debt that was in place at the time.

          The acquisition of Atlantic by North America Capital was initially partially financed with a $130 million bridge loan facility provided by the Macquarie Group. This bridge facility was refinanced in October 2004 with a term loan facility of the same amount. The Macquarie Group provided 40% of the term loan facility. This term loan facility, together with the revolving credit facility discussed below, are secured by all of the assets and stock of North America Capital and its subsidiaries and is non-recourse to the company and its other subsidiaries. Details of the $130 million term loan facility are as follows:

Amount outstanding	Tranche A $25 million Tranche B $105 million
Term	7 years
Amortization	Tranche A fully amortizes, commencing at the end of Year 3. Tranche B is payable at maturity.
Interest rate type	Floating
Interest rate base	LIBOR
Interest rate margin	Tranche A — 2.25% Tranche B — 3.0%
Interest rate hedging	Interest rate swap (fixed vs LIBOR) at 3.35% for years 1-3 and 4.57% for years 4 and 5 on a notional value of $97.5 million
Debt service reserve	Six-month debt service reserve
Cash sweep	Year 1 — no cash sweep
Year 2 — cash sweep if debt service coverage is less than 1.71 times
Year 3 — cash sweep if debt service coverage is less than 1.81 times
Years 4 and 5 — cash sweep if debt service coverage is less than 1.51 times
Years 6 and 7 — 100% cash sweep after mandatory debt service
Debt to EBIDTA	Maximum debt to earnings before interest, tax, depreciation and amortization: Year 1 — 6.0 times Year 2 — 5.5 times Year 3 — 5.0 times Year 4 — 4.5 times Thereafter — 4.0 times

          We will be unable to repay the amount outstanding under this facility at maturity from cash flow from operations because we intend to distribute to our shareholders as much cash as possible and not use such cash to repay subsidiary indebtedness. Therefore, we will need to refinance this facility at or prior to its maturity (in practice, we intend to seek to refinance the facility before the cash sweep commences in years 6 and 7). This exposes us to the risk that we may not be able to refinance this facility and may default.

          In addition to the term loan facility, Atlantic has entered into a $3 million, two-year revolving credit facility with Wachovia Bank that may be used to fund working capital requirements or to provide letters of credit. This facility ranks equally with the term loan. As of November 4, 2004, $784,000 of this facility has been utilized to provide letters of credit pursuant to certain FBO leases.

GAH

          The Atlantic loan facility includes provisions that allow the size of the facility to be increased by up to $32 million to partially finance the future acquisition of GAH by Atlantic. It is anticipated that tranches A and B of the Atlantic loan facility would be increased on a pro rata basis. To increase the facility certain conditions have to be met, including Atlantic obtaining the additional funding amount of up to $32 million and a reduction in the level of funding provided by the current lenders by $25 million, both to be provided by one or two new lenders. In the event that the Atlantic facility is not able to be increased, we will acquire GAH on a stand-alone basis and partly fund the acquisition using a $27.4 million bridge loan provided by the Macquarie Group. Details of the $27.4 million bridge loan are as follows:

Amount outstanding at drawdown	$27.4 million
Term	1 year
Interest and principal repayments	Interest only. Repayment of principal at maturity.
Interest rate type	Floating
Interest rate base	LIBOR
Interest rate margin	First six months: 3.00% Second six months: 6.00%
Commitment fee	1.00% per year on the undrawn portion of the loan.
Interest rate swap	None
Debt reserves	None
Lock-up/cash sweeps	Lock-up if debt service coverage is less than 1.3 times
Debt to EBITDA	Maximum debt to earnings before interest, tax, depreciation and amortization of 6.0 times
Establishment fee	$137,000 due and payable 30 days after execution of the loan agreement. $137,000 due and payable on May 31, 2005 if the loan is not repaid by December 31, 2004.

          In the event that we utilize the bridge loan to acquire GAH we will seek to refinance it as soon as possible with a term loan facility on terms similar to those that would have been achieved by an increase in the Atlantic facility. If we are unable to refinance this bridge loan we will be unable to repay the amount outstanding at maturity from cash flows from operations because we intend to distribute to our shareholders as much cash as possible and not use such cash to repay subsidiary indebtedness. This exposes us to the risk that we may default on the loan.

AvPorts

          Cash flow used in financing activities for the nine months to September 30, 2004 was $1.3 million. This amount resulted mainly from the payment of a dividend by MANA to its shareholders.

          Cash flow used in financing activities in 2003 was approximately $719,000 million. This was due to a payment for legal expenses incurred at the time of the financing of AvPorts with its debt facility.

          AvPorts has in place a senior loan which was drawn as part of MANA’s acquisition of AvPorts in 2002. This loan is secured by the assets of AvPorts and the stock of MANA and its subsidiaries and is recourse only to MANA and its subsidiaries. Details of the $36 million facility are as follows:

Amount outstanding as of September 30, 2004	$36 million
Term	5 years (November 2007)
Interest and principal repayments	Interest only during the term of the loan. Repayment of principal at maturity.
Interest rate type	Floating
Interest rate base	LIBOR
Interest rate margin	1-3 years: 1.875% 4-5 years: 2.250%
Interest rate hedging	Interest rate swap (fixed vs LIBOR) at 3.55% on a notional value of $27 million
Debt reserves	Six months of debt service
Lock-up/cash sweeps	Cash sweep if debt service coverage ratio is less than 1.625 times

          We will be unable to repay the amount outstanding under this facility at maturity from cash flow from operations because we intend to distribute to our shareholders as much cash as possible and not use such cash to repay subsidiary indebtedness. Therefore, we will need to refinance this facility at or prior to its maturity. This exposes us to the risk that we may not be able to refinance this facility and may default.

Macquarie Parking

          In the nine months ended September 30, 2004, the major financing cash flows were due to Macquarie Parking depositing a further $2.2 million into the reserve account associated with the senior debt facility. The debt service reserve account is now fully funded and Macquarie Parking does not expect to make further significant deposits into this account.

          Cash flows from financing activities in 2003 primarily related to the financing of the acquisition of the Avistar business and the land in Chicago.

          On October 1, 2003, Macquarie Parking entered into a loan for $126 million, which was used to refinance debt and to partly fund the acquisition of the Avistar business. This loan is secured by the majority of real estate and other assets of the airport parking business and is recourse only to Macquarie Parking and its subsidiaries. On December 22, 2003, Macquarie Parking entered into another loan agreement with the same lender for $4.75 million. Macquarie Parking used the proceeds of this loan to partly fund the acquisition of land that it formerly leased for operating its Chicago facility. This loan is secured by the land at the Chicago site. The following table outlines the key terms of Macquarie Parking’s senior debt facilities:

Loan	Loan 1	Loan 2

Amount outstanding as of September 30, 2004	$126 million	$4.7 million
Term	3 years (September 2006)	5 years (January 2009)
Extension options	Two 1 year extensions subject to meeting certain covenants	None
Interest and principal repayments	Interest only during term of the loan. Repayment of principal at maturity.	Monthly payment of interest and principal of $28,675. Repayment of remaining principal at maturity.
Interest rate type	Floating	Fixed
Interest rate base	1 month LIBOR	N/A
Interest rate margin	1-3 years: 3.44%	5.3%
4th year: 3.54%
5th year: 3.69%
Interest rate hedging	1 month LIBOR cap of 4.5% out to 3 years for a notional amount of $126.0 million	N/A
Debt reserves	Various reserves totaling $5.7 million, currently fully funded	None
Lock-up/cash sweeps	None	None

          We will be unable to repay the amount outstanding under the $126 million facility at maturity from cash flow from operations because we intend to distribute to our shareholders as much cash as possible and not use such cash to repay subsidiary indebtedness. Therefore, we will need to refinance this facility at or prior to its maturity. This exposes us to the risk that we may not be able to refinance this facility and may default.

          Macquarie Parking also raised $6.8 million in cash in 2003 by selling new member units in PCAA Parent. This cash was used to partly fund the acquisition of Avistar and the Chicago property. This amount was partly offset by a return of $6.3 million in paid in capital by Macquarie Parking to its shareholders in early 2003, which resulted from over-funding by the shareholders at the time of Macquarie Parking’s initial investment in PCAA Parent in December 2002.

          During 2003, Macquarie Parking did not make any dividend distributions. It utilized the cash it had on hand to partly fund expansion activities, namely the purchase of Avistar and the Chicago property. In addition, Macquarie Parking deposited approximately $2.0 million of its cash flow into a debt reserve account as required by its $126 million senior loan facility.

Thermal Chicago and Northwind Aladdin

          Cash provided by financing activities for the nine months to September 30, 2004 to Thermal Chicago and MDEH reflected the debt and equity raised by MDEH and its subsidiaries to fund the acquisition of Thermal Chicago Corporation, ETT Nevada, Inc. and the senior debt of Northwind Aladdin.

          Cash used in financing activities in 2003 by Thermal Chicago related principally to the repayment of senior debt from related and unrelated parties that was fully repaid prior to the acquisition of Thermal Chicago by MDEH.

          Cash used in financing activities by Northwind Aladdin for the period from January 1, 2004 to September 29, 2004 of $1.3 million comprised principal payments of $1.3 million on the senior debt that we intend to acquire. Cash used in financing activities by Northwind Aladdin in 2003 of $2 million included principal payments on the senior debt that we intend to acquire of $1.9 million. Going forward, the principal payments to us in relation to the senior debt will be funded by Northwind Aladdin from cash flow from operations.

          The acquisition of Thermal Chicago by MDEH was initially partially financed with a $89.2 million bridge loan facility provided by the Macquarie Group. This bridge loan facility was refinanced in September 2004 with part of the proceeds from the issuance of $120 million of fixed rate secured notes due 2023 in a private placement. The notes, together with the revolving credit facility discussed below, are secured by the assets of MDE and its subsidiaries, excluding the assets of Northwind Aladdin, and MDE’s stock and are recourse only to MDE and its subsidiaries.

          The details of the senior secured notes are as follows:

Amount outstanding	$120 million
Term	December 31, 2023
Amortization	Variable quarterly amortization commencing June 30, 2007
Interest rate type	Fixed
Interest rate	6.82% on $100 million and 6.4% on $20 million
Debt service reserve	Six-month debt service reserve
Dividend payment restriction	No distributions to be made to shareholders of MDE if debt service coverage ratio is less than 1.25 times for previous and next 12 months, tested quarterly.
Make whole payment	Difference between the outstanding principal balance and the value of the senior secured notes discounting remaining payments at a discount rate of 50 basis points over the U.S. treasury security with a maturity closest to the weighted average maturity of the senior secured notes.

          The terms of the notes also provide that if, nine months after the closing date of the Northwind Aladdin acquisition, MDE and its subsidiaries are unable to confirm that they are not subject to regulation by the Public Utilities Commission of Nevada or are unable to obtain a certificate of public convenience and necessity, the debt service coverage ratio calculation will be adjusted to exclude from cash flow the revenue, but not the operating, maintenance and capital expenditure costs, derived from Northwind Aladdin’s operations unless an indemnity is obtained from the direct or indirect parent of MDE that satisfies certain creditworthiness requirements.

          In addition to the senior secured notes, MDE has also entered into a $20 million, three-year revolving credit facility with La Salle Bank National Association that may be used to fund capital expenditures or working capital or to provide letters of credit. This facility ranks equally with the senior secured notes. As of November 4, 2004, $7.1 million of this facility has been utilized to replace letters of credit that are required to be provided by Thermal Chicago pursuant to the Use Agreement with the City of Chicago and in relation to a single customer contract.

Cash Flow Associated with Our Toll Road Business

          Connect M1-A1 Limited uses its cash flow after funding its operations to make interest and principal payments on its senior debt, to make interest and principal payments on its subordinated debt to Macquarie Yorkshire and Balfour Beatty and then to make dividend payments to CHL. CHL then distributes these dividends to Macquarie Yorkshire (50%) and Balfour Beatty (50%). We intend to acquire 100% of the shares in Macquarie Yorkshire. The subordinated debt interest payments received by Macquarie Yorkshire will be included in our consolidated cash flow from operations and subordinated debt principal payments and dividends will be included in our consolidated cash flow from investing activities.

Subordinated Loans

          Cash flow is generated from our toll road business in the form of interest and principal repayments received from Connect M1-A1 Limited on Macquarie Yorkshire’s subordinated loans to Connect M1-A1 Limited. The terms of these subordinated loans are summarized below. The outstanding amounts and repayment schedule set out below reflect our 50% interest in the subordinated loans, the balance of which is held by our partner, Balfour Beatty.

	Senior Subordinated Loan		Junior Subordinated Loan

Outstanding balance as of March 31, 2004	£5 million		£2.85 million
Interest rate	U.K. LIBOR + 4% per year payable semi-annually (minimum 6% per year)		15% per year payable semi-annually
Redemption premium	65% of principal repayments
Maturity	September 30, 2016		March 26, 2020
Repayment schedule	Semi-annually from March 31, 2005. Payable during year ended December 31,		Repayment at maturity
	2005-2006	£200,000
	2007-2011	£300,000
	2012-2015	£600,000
	2016	£700,000

          Interest received by Macquarie Yorkshire from the subordinated debt will be approximately £837,000 ($1.5 million) for the year ended December 31, 2004. Assuming that payments under the subordinated loans are made in accordance with the current terms and interest rates remain unchanged, Macquarie Yorkshire anticipates receiving the following debt payments for the year ended December 31, 2005:

Interest	£854,000
Redemption premium	£130,000
Principal	£200,000
Total	£1,184,000	($2.2 million)

Dividends

          Cash flow is also generated from dividends paid to Macquarie Yorkshire by CHL. The shareholders’ agreement for CHL between Macquarie Yorkshire and Balfour Beatty provides for Connect M1-A1 Limited, subject to the availability of cash and legally distributable reserves, to distribute all of its net income in the form of semi-annual dividends to CHL. CHL in turn distributes the cash dividends received to Macquarie Yorkshire and Balfour Beatty. For the year ended December 31, 2004, CHL will pay total dividends to Macquarie Yorkshire of approximately £1.8 ($3.2) million and for the year ended December 31, 2005, it is currently anticipated that CHL will pay total dividends of approximately £2.9 ($5.3) million to Macquarie Yorkshire. The increase in dividends in 2005 compared to 2004 is largely due to the impact of projected traffic volume growth on the revenues of Connect M1-A1 Limited.

Connect M1-A1 Limited’s Senior Debt

          Distribution of dividends by Connect M1-A1 Limited to CHL and payments of principal and interest on Connect M1-A1 Limited’s subordinated loans from Macquarie Yorkshire are subject to the timely payment of interest and principal and compliance by Connect M1-A1 Limited with covenants contained in the terms of its senior debt described below.

          Connect M1-A1 Limited has two non-recourse senior debt facilities both of which are secured by the assets and pledged stock of Connect M1-A1 Limited which are summarized below:

	Commercial Senior Debt Facility	European Investment Bank Facility

Outstanding balance as of March 31, 2004	£207.4 million	£81.6 million
Interest rate	U.K. LIBOR plus 0.75% per year increasing to plus 0.80% from September 30, 2006 and plus 0.90% from September 30, 2020 payable semi-annually. Interest rate swaps have been entered into in respect of 70% of the notional principal amount.	9.23% for guaranteed portion and 9.53% for unguaranteed portion.
Maturity	March 31, 2024	March 25, 2020
Amortization	Semi-annual unequal amortization	Semi-annual unequal amortization

          The covenants in respect of the senior debt are tested semi-annually for the periods ended March 31 and September 30. In the commercial senior debt facility, the loan life coverage ratio cannot be less than 1.15:1, and the debt service coverage ratio for the preceding and following twelve-month period cannot be less than 1.10:1. In the European Investment Bank facility, the loan life coverage ratio cannot be less than 1.15:1, and the debt service coverage ratio for the preceding and following twelve-month period cannot be less than 1.13:1. The loan life coverage ratio is calculated by reference to the expected cash flows of Connect M1-A1 Limited over the life of the senior debt discounted at the interest rate for the senior debt. If these covenants are not met for any semi-annual period, subordinated debt and dividend payments from Connect M1-A1 Limited are required to be suspended until the covenants are complied with. While payments are suspended, excess cash balances are held by Connect M1-A1 Limited and are not required to be paid towards reducing the senior debt. At March 31, 2004, the loan life coverage ratio was 1.27:1 under the commercial senior debt facility and 1.34:1 under the European Investment Bank facility and the debt service coverage ratio was 1.18:1 for the preceding twelve months and projected at 1.14:1 for the following twelve months.

     Cash Flow Associated with Our Investments

          Going forward, our cash flow from operations will include dividends from our investments in MCG and SEW. Our pro forma dividends for 2003 were $2.7 million and $2.9 million for MCG and SEW, respectively. The dividends we receive from MCG and SEW are dependent on the performance of the underlying businesses and compliance with debt covenants. Based on the public statements of MCG management regarding expected distributions per share for the MCG fiscal years ending June 30, 2005 and June 30, 2006, we expect to receive total dividends from MCG of approximately AUD 5.5 million ($4.2 million) in the year ended December 31, 2005 and AUD 6.3 million ($4.8 million) in the year ended December 31, 2006, prior to payment of applicable Australian withholding taxes (which we estimate will range between 15% to 20% of the total dividends) and based on the assumption that we acquire approximately 19.1 million of MCG’s stapled securities. Although these estimates are based on public guidance provided by the management of MCG, such guidance does not constitute a guarantee that such dividends will be paid by MCG. For the year ended December 31, 2005, based on the expected dividends to be paid by SEW during that year and assuming the implementation of the draft regulatory determination of Ofwat, in the form published (which is uncertain), we expect to receive total dividends from our investment in SEW of approximately £2.6 million ($4.8 million). Included in these expected dividends for the year ended December 31, 2005 is a non-recurring component of approximately £280,000 ($516,000), which reflects a distribution of surplus funds remaining in SEW subsequent to its recent debt refinancing.

Capital Expenditure

Atlantic

Ongoing Capital Expenditure

          Atlantic expects to spend approximately $2 million, or $200,000 per FBO, per year on capitalized expenditure. This amount is spent on items such as repainting, replacing equipment as necessary and any ongoing environmental or required regulatory expenditure, such as installing safety equipment. This expenditure is funded from cash flow from operations.

Specific Capital Expenditure

          As described in “Business — Our Airport Services Business — Planned Capital Expenditures,” we intend to fund a total of approximately $5 million of specific capital expenditure in 2004 and 2005 from the proceeds of this offering. The construction of the Chicago hangar will be continuing, with completion expected in November 2004. In addition, there are several other expansionary capital expenditure opportunities that have been identified. In all, we are expecting to spend approximately $3.5 million in 2004-2005 for these purposes.

          In addition, approximately $1.4 million was paid at the closing of North America Capital’s acquisition of Atlantic to reimburse the prior owner for capital expenditure initiated on the Chicago project prior to the acquisition, but after April 1, 2004.

          We anticipate that specific capital expenditure undertaken in 2004 will add approximately $500,000 to Atlantic’s operating income in 2005.

GAH

Ongoing Capital Expenditure

          GAH expects to spend approximately $300,000 per year, or $150,000 per FBO, on ongoing capital expenditure. This expenditure is expected to be funded from cash flow from operations.

AvPorts

Ongoing Capital Expenditure

          AvPorts expects to spend approximately $500,000 per year on ongoing capital expenditure. This expenditure is expected to be funded from cash flows from operations.

Specific Capital Expenditure

          As described in “Business — Our Airport Services Business — Planned Capital Expenditures,” AvPorts is planning to undertake some specific capital expenditures. We intend to fund approximately $5.4 million of these capital expenditures from the proceeds of this offering. The balance of the capital expenditure will be funded from the cash that AvPorts is required, pursuant to the terms of our stock purchase agreement, to have on hand at the time of its acquisition by us.

Macquarie Parking

Ongoing Capital Expenditure

          Macquarie Parking expects to spend approximately $2.2 million per year on ongoing capital expenditure. This expenditure relates primarily to the regular replacement of Macquarie Parking’s shuttle buses. Macquarie Parking intends to finance the replacement of its shuttle bus fleet using cash flow from operations, operating leases or capital leases.

Specific Capital Expenditure

          Macquarie Parking is planning to spend approximately $845,000 in capital expenditure in 2004 from cash to improve Macquarie Parking’s facilities. Macquarie Parking expects that these ongoing improvements will attract new customers and enable the business to increase its parking rates.

Thermal Chicago

Ongoing Capital Expenditure

          Thermal Chicago expects to spend approximately $1.1 million per year on capital expenditures relating to the replacement of parts and minor system modifications. We anticipate that such modifications will enable Thermal Chicago to increase its capacity by 3,000 tons in 2005. These ongoing capital expenditures will be funded over the first three years from available debt facilities and thereafter are expected to be funded from cash flow from operations.

Specific Capital Expenditure

          We anticipate that Thermal Chicago will spend up to approximately $7 million over the next three years which, in conjunction with their operational strategy, will add approximately 13,000 tons of additional saleable capacity to the Chicago downtown cooling system. Approximately $700,000 will also be spent to connect new customers associated with this additional capacity to the system. A portion of this increased capacity will be used to accommodate four customers who will convert from interruptible to continuous service in 2006, with the balance sold to new or existing customers. We anticipate that the expanded capacity sold to new or existing customers will be under contract or subject to letters of intent prior to Thermal Chicago committing to the capital expenditure. A permit from environmental agencies will be required in order to undertake this expansion and potentially from the City of Chicago if expansion of underground piping is required. Based on recent contract experience, we anticipate that each ton sold under contract will add approximately $375 to annual revenues with approximately 50% of this increased revenue in the form of cooling capacity revenue and the balance as cooling consumption revenue. Associated with this increased capacity will be proportional increases in operating and maintenance expenses and an approximately $75 per ton increase to annual direct expenses-electricity based on current electricity prices.

          Thermal Chicago expects to fund this capital expenditure by drawing on available debt facilities.

Toll Road Business

Ongoing Expenditure

          Ongoing expenditure is required to maintain the condition of Yorkshire Link at the standard required under the concession on an ongoing basis and to meet the return condition requirements at the end of the concession when the road is transferred to the U.K. government. Connect M1-A1 Limited anticipates spending approximately £30.6 million, at 2003 prices, on periodic maintenance over the remaining life of the concession, with most of this expenditure occurring after 2020. This expenditure generally relates to resurfacing and the maintenance of structures over which Yorkshire Link runs and is in addition to the general day-to-day operating costs of Yorkshire Link.

Commitments and Contingencies

Contractual Obligations

          The following tables summarize the future obligations of the initial businesses, due by period, as of December 31, 2003, except as noted below for North American and Thermal Chicago/Northwind Aladdin, under their various contractual obligations, off-balance sheet arrangements and commitments. Obligations that will not be assumed in connection with the purchases of the initial businesses are not reflected in these tables.

	Payments due by period

		Less than			More than
North America Capital	Total	one year	1-3 years	3-5 years	5 years

	($ in thousands)
Long-term debt(1)	$130,000	$—	$—	$10,625	$119,375
Operating lease obligations(2)	107,510	5,435	11,019	10,826	80,230
Contingent payment for lease extension(3)	1,000	1,000	—	—	—
Purchase obligations(4)	26,000	26,000	—	—	—

Total contractual cash obligations(5)	$264,510	$32,435	$11,019	$21,451	$199,605

(1)	The long-term debt represents the principal obligations incurred by North America Capital. This debt is subject to certain debt covenants. Debt payments could be accelerated upon violation of such covenants. The long-term debt in the table above includes the aggregate principal amount of debt outstanding as of October 21, 2004 under North America Capital’s new credit facility.

(2)	This represents the minimum annual rentals required to be paid under non-cancellable operating leases with terms in excess of one year.

(3)	The contingent payment for lease extension represents the maximum amount payable (net of indemnity payments from the prior owners of Atlantic), pursuant to the memorandum of understanding between North America Capital, AvPorts and the airport authority at Republic Airport in return for an extension of the term of Atlantic’s FBO lease by the authority.

(4)	Purchase obligations include the commitment of North America Capital to acquire 100% of the membership interests in GAH for $48.5 million (plus expected transaction costs and reserves of $4.9 million), net of debt of $27.4 million expected to be raised for the acquisition.

(5)	This table does not reflect certain long-term obligations, such as deferred taxes, where we are unable to estimate the period in which the obligation will be incurred.

	Payments due by period

		Less than			More than
GAH	Total	one year	1-3 years	3-5 years	5 years

	($ in thousands)
Long-term debt(1)	$27,400	$—	$—	$1,321	$26,079
Operating lease obligations(2)	11,027	673	1,272	1,152	7,930

Total contractual cash obligations(3)	$38,427	$673	$1,272	$2,473	$34,009

(1)	The long-term debt represents the expected principal obligations to be incurred upon the acquisition of GAH by Atlantic. It is anticipated that this debt will be subject to certain debt covenants. Debt payments could be accelerated upon violation of such covenants. We believe the likelihood of a debt covenant violation will be remote.

(2)	This represents the minimum annual rentals required to be paid under non-cancellable operating leases with terms in excess of one year for the two FBOs that GAH will retain.

(3)	This table does not reflect certain long-term obligations, such as deferred taxes, where we are unable to estimate the period in which the obligation will be incurred.

	Payment due by period

		Less than			More than
AvPorts	Total	one year	1-3 years	3-5 years	5 years

	($ in thousands)
Long-term debt(1)	$48,000	$—	$36,000	$—	$12,000
Operating lease obligations(2)	17,278	1,364	2,197	1,059	12,658

Total contractual cash obligations	$65,278	$1,364	$38,197	$1,059	$24,658

(1)	$36 million of the long-term debt represents the principal obligations to AvPorts’ lender under a loan facility maturing in 2007. The debt is subject to certain covenants, the violation of which could result in acceleration. We believe the likelihood of a debt covenant violation is remote. The remaining $12 million is due under subordinated debt that will be acquired by us.

(2)	The company is obligated under non-cancellable operating leases for land, buildings, office space and certain office equipment. This represents the minimum annual rentals required to be paid under such non-cancellable operating leases with terms in excess of one year.

	Payments due by period

		Less than			More than
Macquarie Parking	Total	one year	1-3 years	3-5 years	5 years

	($ in thousands)
Long-term debt(1)	$130,750	$92	$126,198	$216	$4,244
Capital lease obligations(2)	935	263	451	221	—
Notes payable	256	187	69	—	—
Operating lease obligations(3)	35,792	5,808	10,388	8,454	11,142

Total contractual cash obligations	$167,733	$6,350	$137,106	$8,891	$15,386

(1)	The long-term debt represents the principal obligations to Macquarie Parking’s lender in two facilities maturing between 2006 and 2009. The debt is subject to certain covenants, the violation of which could result in acceleration. We believe the likelihood of a debt covenant violation to be remote.

(2)	Capital lease obligations are for the lease of certain transportation equipment. Such equipment could be subject to repossession upon violation of the terms of the lease agreements. We believe the likelihood of such violation to be remote.

(3)	The company is obligated under non-cancellable operating leases for various parking facilities. This represents the minimum annual rentals required to be paid under such non-cancellable operating leases with terms in excess of one year.

	Payments due by period

		Less than			More than
Thermal Chicago/Northwind Aladdin	Total	one year	1-3 years	3-5 years	5 years

	($ in thousands)
Long-term debt(1)	$120,000	$—	$—	$17,700	$102,300
Operating lease obligations(2)	24,041	1,148	2,362	2,362	18,168

Total contractual cash obligations(3)	$124,041	$1,148	$2,362	$20,062	$120,468

(1)	The long-term debt represents the principal obligations incurred by MDE. This debt is subject to certain debt covenants and debt payments could be accelerated upon violation of such convenants. We believe the likelihood of a debt covenant violation to be remote. The long-term debt in the table above includes the aggregate principal amount of senior secured notes issued on September 29, 2004 by Thermal Chicago/ Northwind Aladdin.

(2)	This represents the minimum annual rentals required to be paid under non-cancellable operating leases with terms in excess of one year.

(3)	This table does not reflect certain long-term obligations, such as deferred taxes, where we are unable to estimate the period in which the obligation will be incurred.

	Payments due by period

	(£ in thousands)
		Less than			More than
Macquarie Yorkshire	Total	one year	1-3 years	3-5 years	5 years

Loan from Connect M1-A1 Limited	£25,384	—	—	—	£25,384

Total contractual cash obligations	£25,384	—	—	—	£25,384

          This table also does not reflect obligations of CHL, as they do not have recourse to Macquarie Yorkshire. (CHL has long-term obligations of £307.2 million at March 31, 2004, consisting primarily of long-term debt.) CHL is also obligated, pursuant to the concession, to maintain Yorkshire Link during the concession period. Not included in this table is management’s estimate of the cost of this obligation, which is approximately £30.6 million over the life of the concession as measured in current pounds.

Taxation

          We intend to file a consolidated U.S. federal income tax return for MIC Inc., which is the holding company for all of our U.S. businesses, and its direct and indirect corporate U.S. subsidiaries, including Atlantic, GAH, AvPorts, Macquarie Parking, Thermal Chicago and Northwind Aladdin. As a consequence, Atlantic, GAH, AvPorts, Macquarie Parking, Thermal Chicago and Northwind Aladdin will pay no U.S. federal income taxes, and all tax obligations will be incurred by MIC Inc. based on the consolidated U.S. federal income tax position of the U.S. businesses after taking into account deductions for management fees and corporate overhead expenses allocated to MIC Inc. We anticipate that 75-80% of the total management fees payable to our Manager by us will be payable by MIC Inc. with the balance payable by the company or the other directly owned subsidiaries of the company.

          We do not expect that the U.S. holding companies for our interests in the toll road business, MCG or SEW will pay any U.S. federal income taxes, as each of these entities will elect to be disregarded as an entity separate from the company for U.S. federal income tax purposes.

Critical Accounting Policies

          The preparation of our financial statements in conformity with GAAP will require management to adopt accounting policies and make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Upon the completion of the acquisitions contemplated in the offering, we will base our estimates on historical information and experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions and judgments and uncertainties, and potentially could result in materially different results under different conditions. Our critical accounting policies are discussed below. These policies are generally consistent with the accounting policies followed by the businesses we plan to acquire. These critical accounting policies will be reviewed with our independent auditors and the audit committee of the company’s board of directors.

 Business Combinations

          Our acquisition of our airport services businesses and airport parking business and future acquisitions of businesses that we will control will be accounted for under the purchase method of accounting. The amounts assigned to the identifiable assets acquired and liabilities assumed in connection with acquisitions will be based on estimated fair values as of the date of the acquisition, with the remainder, if any, to be recorded as goodwill. The fair values will be determined by our management, taking into consideration information supplied by the management of acquired entities and other relevant information. Such information will include valuations supplied by independent appraisal experts for significant business combinations. The valuations will generally be based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values requires significant judgment both by management and by outside experts engaged to assist in this process.

 Goodwill, Intangible Assets and Property and Equipment

          Significant assets that will be acquired in connection with our acquisition of the airport services business and airport parking business will include contract rights, customer relationships, non-compete agreements, trademarks, domain names, property and equipment and goodwill.

          Trademarks and domain names are considered to be indefinite life intangibles. Goodwill represents the excess of the purchase price over the fair value of the assets acquired. Trademarks, domain names and goodwill will not be amortized. However, we will be required to perform impairment reviews at least annually and more frequently in certain circumstances.

          The goodwill impairment test is a two-step process, which will require management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each of our reporting units based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a reporting unit’s “implied fair value” of goodwill requires the allocation of the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which will then be compared to its corresponding carrying value. The impairment test for trademarks and domain names requires the determination of the fair value of such assets. If the fair value of the trademarks and domain names is less than their carrying value, an impairment loss will be recognized in an amount equal to the difference. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and/or intangible assets. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, and material negative change in relationship with significant customers.

          The “implied fair value” of reporting units will be determined by our management and will generally be based upon future cash flow projections for the reporting unit, discounted to present value. We will use outside valuation experts when management considers that it would be appropriate to do so.

          Intangibles subject to amortization, including contract rights, customer relationships, non-compete agreements and technology are amortized using the straight-line method over the estimated useful lives of the intangible asset after consideration of historical results and anticipated results based on our current plans. With respect to contract rights in our airport services business, we will take into consideration the history of contract right renewals in determining our assessment of useful life and the corresponding amortization period. We analyze our contract rights on a case-by-case basis, with examination of the history of contract renewals as well as other factors, such as material changes to contract terms or significant new commitments where applicable. For those contract rights where we have had an extremely long operating history, we have limited our amortization of our contract rights to a maximum of 40 years. In situations where the contract right has either been recently acquired, or the operating history combined with the current contract period is less than 40 years, then the original life of the contract is used.

          Such estimates are based on management’s judgment of its current relationship with the relevant airport authority and its estimate of future economic and demographic factors at the airport. Changes to either of these factors could result in an impairment charge, which could have a material effect on our results of operation and financial condition.

          Since the majority of our contract terms extend for at least twenty years and our operating history of these contract rights is extensive, as is our history of renewals and extensions, the company does not believe that it is likely to have to take a material impairment charge.

          Customer relationships are essential to our district energy business. Due to the capital-intensive nature of creating a district cooling system, we require that our customers enter into long-term contracts. In determining the value of these relationships, we discounted the expected returns for each contract using a discounted cash flow analysis over the remaining terms of the contract. We further estimate that it would be unlikely that a customer would terminate its contract, due to the quality of service currently provided as well as the lack of viable alternatives. Due to our lack of long-term operating history, we did not consider renewals in our calculation.

          With 97 customers currently under contract, it is not reasonably likely that a termination would result in a material impairment to the value assigned to the customer relationships.

          Property and equipment are initially stated at cost. Depreciation on property and equipment will be computed using the straight-line method over the estimated useful lives of the property and equipment after consideration of historical results and anticipated results based on our current plans. Our estimated useful lives represent the period the asset is expected to remain in service assuming normal routine maintenance. We will review the estimated useful lives assigned to property and equipment when our business experience suggests that they may have changed from our initial assessment. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

          We will perform impairment reviews of property and equipment and intangibles subject to amortization, when events or circumstances indicate that the value of the assets may be impaired. Indicators include operating or cash flow losses, significant decreases in market value or changes in the long-lived assets’ physical condition. When indicators of impairment are present, management determines whether the sum of the undiscounted future cash flows estimated to be generated by those assets is less than the carrying amount of those assets. In this circumstance, the impairment charge is determined based upon the amount by which the carrying value of the assets exceeds their fair value. The estimates of both the undiscounted future cash flows and the fair values of assets require the use of complex models which require numerous highly sensitive assumptions and estimates.

     Equity Investment in Our Toll Road Business

          The carrying value of our equity method investment will include an additional intangible asset to reflect the difference between the purchase price for our 50% investment in the toll road business and the underlying equity in the net assets of the business. This intangible asset value, which represents the concession based on a preliminary allocation, will be recorded at fair value to be determined by management, taking into consideration information supplied by the management of acquired entities and other relevant information including valuations supplied by independent appraisal experts. The concession will be amortized based on a percentage of usage of the toll road in the period relative to the total estimated usage over the life of the agreement. In addition, any loss in value that is other than temporary as a result of a significant change in the fundamentals or the business will be recognized as an impairment charge.

     Investment in MCG

          Our acquisition of shares of MCG will initially be recorded at cost and classified as “available for sale securities” on our consolidated balance sheet. Our intention is to hold MCG for an indeterminate period of time. Since MCG will have a readily determinable market value, we will record this investment at cost with unrealized gains and losses reported as a component of other comprehensive income. Declines in value judged to be other than temporary will be included in investment income (loss). Management will consider MCG’s financial position, results of operations, stock price performance, analyst research reports and other relevant information in determining whether a decline is other than temporary. We intend to evaluate our intention to hold this investment on an annual basis.

     Investment in Macquarie Luxembourg

          Our initial investment in Macquarie Luxembourg due to our inability to exercise significant influence over the company’s operations will be recorded at cost. As Macquarie Luxembourg will not have a readily determinable market value, we will continue to record the investment at cost. We will perform periodic review of the investment, using information supplied by the management of Macquarie Luxembourg. We will further evaluate Macquarie Luxembourg based on future cash flow projections, discounted to present value. We will use outside valuation experts when we consider it appropriate to do so.

     Interest and Dividend Income

          With respect to our investments in MCG and SEW, we expect, based on their history of paying dividends, to receive dividends on a periodic basis. We will record such dividends as dividend income at the point where we are entitled to receive the dividend.

          Our investment in the toll road business also includes loans receivable from Connect M1-A1 Limited. In connection with the purchase of the loans receivable we expect to record a premium over the face value of the loans. The loans receivable pay periodic interest. We will accrue interest income from the loans receivable. We will amortize the premium paid for the loans receivable using an effective interest rate method.

     Advertising Expense

          Advertising expenses incurred by our airport parking business will be expensed the first time the advertising takes place. Costs associated with direct response advertising programs may be prepaid and will be charged to expense once the printed materials are distributed to the public.

Quantitative and Qualitative Disclosures About Market Risk

Currency Risk

          We will be exposed to currency risk on cash flows we receive from our businesses and investments located outside of the United States and on the translation of earnings. Our current policy is not to hedge over the long term the currency risk associated with foreign currency denominated income and cash flows, due to the uncertain size and timing of the distributions we expect to receive. However, we may from time to time seek to hedge our currency risk for short to medium periods, up to two years at a time.

Toll Road Business

          Our cash flows are exposed to the impact of fluctuations in the Pound Sterling/ U.S. dollar exchange rate on the interest income and dividends from Connect M1-A1 Limited and CHL, respectively. Based on the interest and dividends expected to be received in 2005 by Macquarie Yorkshire, a hypothetical 1% appreciation in the U.S. dollar against the Pound Sterling would reduce our interest income from Connect M1-A1 Limited by $18,000 per year and our dividends from CHL by $53,000 per year.

          The principal payments we will receive on the subordinated loans are also denominated in Pounds Sterling and fluctuations in the Pound Sterling/U.S. dollar exchange rate will cause fluctuations in the actual cash we receive in U.S. dollars.

Investments in SEW and MCG

          In relation to our investment in SEW, we are exposed to the impact of the Pound Sterling/ U.S. dollar exchange rate on our dividend income. Based on our expected dividend income from SEW in 2005, a hypothetical 1% appreciation of the U.S. dollar against the Pound Sterling would reduce our dividend income and cash flows by $48,000 per year.

          In relation to our investment in MCG, we are exposed to the impact of the Australian dollar/ U.S. dollar exchange rate on our dividend income. Based on our expected dividend income from MCG in 2005, a hypothetical 1% appreciation of the U.S. dollar against the Australian dollar would reduce our dividend income and cash flows by $35,000 per year.

Interest Rate Risk

          We will be exposed to interest rate risk in relation to the borrowings of our initial businesses. Our current policy is to enter into derivative financial instruments to fix variable rate interest payments covering at least half of the interest rate risk associated with the borrowings of our businesses, subject to the requirements of our lenders.

Atlantic

          The senior debt for Atlantic is a partially amortizing $130 million floating rate facility maturing in 2011.

          A 1% increase in the interest rate on the Atlantic debt would result in a $1.3 million increase in the interest cost per year. A corresponding 1% decrease would result in a $1.3 million decrease in interest cost per year.

          Atlantic’s exposure to interest rate changes through the senior debt has been 75% hedged through the use of interest rate swaps. These hedging arrangements will partially offset any additional interest rate expense incurred as a result of increases in interest rates. However, if interest rates decrease, the value of our hedge instruments will also decrease. A 10% relative decrease in interest rates would result in a decrease in the fair market value of the hedge instruments of $1.7 million. A corresponding 10% relative increase would result in a $1.6 million increase in the fair market value.

GAH

          The anticipated senior debt associated with the acquisition of GAH is a partially amortizing $27.4 million floating rate facility maturing in 2011.

          A 1% increase in the interest rate on the anticipated GAH debt would result in a $274,000 increase in interest cost per year. A corresponding 1% decrease would result in a $274,000 decrease in interest cost per year.

          We expect that GAH’s exposure to interest rate changes through the senior debt will be up to 75% hedged through the use of interest rate swaps. These proposed hedging arrangements will partially offset any additional interest expense incurred as a result of increases in interest rates. However, if interest rates decrease, the value of our hedge instruments will also decrease. A 10% relative decrease in interest rates would result in a decrease in the fair market value of the hedge instruments of $354,000. A corresponding 10% relative increase would result in a $347,000 increase in the fair market value.

AvPorts

          AvPorts has a $36 million, non-amortizing, floating rate senior debt facility maturing in 2007.

          The impact of a 1% movement in the interest rate on AvPorts’ debt results in a $360,000 increase in the interest cost per year. A corresponding 1% decrease results in a $360,000 decrease in interest cost per year.

          AvPorts also has in place an interest rate swap with a notional amount of $27 million. This interest rate swap will partially offset any additional interest rate expense incurred as a result of increases in interest rates. However, if interest rates decrease, the value of our hedge instrument will also decrease. A 10% relative decrease in interest rates would result in a decrease in the fair market value of the interest rate swap of $250,000. A corresponding 10% relative increase would result in a $247,000 increase in the fair market value.

Macquarie Parking

          Macquarie Parking has two senior debt facilities: a $126 million non-amortizing floating rate facility maturing in 2006, and a partially amortizing $4.7 million fixed rate facility maturing in 2009. Due to a requirement imposed by our lender we were unable to enter into any interest rate swap agreements in relation to the $126.0 million facility. Instead, we purchased an interest rate cap agreement at a base rate of LIBOR equal to 4.5% for a notional amount of $126 million for the term of the loan.

          A 1% increase in the interest rate on the $126 million facility will increase the interest cost by $1.3 million per year. A 1% decrease in interest rates will result in a $1.3 million decrease in interest cost per year.

          Macquarie Parking has a fixed rate exposure on the $4.7 million debt facility and therefore a 10% relative increase in interest rates will decrease the fair market value of the $4.7 million facility by $91,000. A 10% relative decrease in interest rates will result in a $93,000 increase in the fair market value.

          In relation to the interest rate cap instrument, the 30-day LIBOR rate as at November 4, 2004 was 2.06%, compared to our interest rate cap of a LIBOR rate of 4.50%. As interest rates are currently much lower than the interest rate cap, we are not currently receiving any payments under the cap.

Thermal Chicago/Northwind Aladdin

          MDE, a subsidiary of MDEH and the direct holding company for Thermal Chicago and our interest in Northwind Aladdin, has issued $120 million of aggregate principal amount of fixed rate senior secured notes maturing December 31, 2023, with variable quarterly amortization commencing June 30, 2007. MDE has a fixed rate exposure on these notes and therefore a 10% relative increase in interest rates will result in a $6.5 million decrease in the fair market value of the notes. A 10% relative decrease in interest rates will result in a $7.1 million increase in the fair market value of the notes.

Connect M1-A1 Limited

          We receive floating rate interest payments on Connect M1-A1 Limited’s senior subordinated loan. A 1% increase in the interest rate on this loan results in a £50,000 increase in the interest received per year. A 1% decrease in the interest rate results in a £50,000 decrease in the interest received per year.

          We have an exposure to changes in interest rates through Connect M1-A1 Limited’s junior subordinated loan provided at a fixed rate by Macquarie Yorkshire. For a 10% increase in interest rates, the fair market value of this loan will decrease by £261,000. For a 10% decrease in interest rates, the fair market value will increase by £291,000.

          Connect M1-A1 Limited has floating interest rate exposure on its commercial senior debt facility. For a 1% increase in the interest rate the interest cost will increase by £2 million per year. A 1% decrease will result in a decrease in the interest cost of £2 million per year.

          The interest rate exposure on 70% of the commercial senior debt facility of Connect M1-A1 Limited has been hedged through a combination of five interest rate swaps. These interest swaps will partially offset any additional expense incurred as a result of an increase in interest rates. However, if interest rates decrease, the value of Connect M1-A1 Limited’s hedging instruments will also decrease. The fair market value of these interest rate swaps will decrease by £4.5 million in the event of a 10% decrease in interest rates. A 10% increase in interest rates will result in a £4.3 million increase in the fair market value.

          Connect M1-A1 Limited has a fixed rate exposure on its European Investment Bank debt facility. A 10% increase in interest rates will result in a £3.3 million decrease in the fair market value of the facility. A 10% decrease in interest rates will result in a £3.5 million increase in the fair market value of the facility.

BUSINESS

General

          We have been formed to own, operate and invest in a diversified group of infrastructure businesses in the United States and other developed countries. We offer investors an opportunity to participate directly in the ownership of infrastructure businesses, which traditionally have been owned by governments or private investors, or formed part of vertically integrated companies. Our initial businesses consist of an airport services business, an airport parking business, a district energy business and a toll road. Our initial investments are in a regulated water utility and a communications infrastructure fund. We believe that the Macquarie Group’s demonstrated expertise and experience in the management, acquisition and financing of infrastructure businesses will provide us with a significant advantage in pursuing our strategy.

Industry

          Infrastructure businesses provide basic services that are used everyday, such as parking, roads and water. We intend to focus on the ownership and operation of infrastructure businesses with the following types of long-life physical assets:

•	“User Pays” Assets. These assets are generally transportation-related infrastructure that depend on a per use system for their main revenue source. Demand for use of these assets is relatively unaffected by macroeconomic conditions because people use these types of assets on an everyday basis. While some “user pays” assets, such as airports and toll roads, are generally owned by government entities in the United States, other types, such as airport- and rail-related infrastructure, are typically owned by the private sector in the United States. Where the private sector owner has been granted a lease or concession by a government entity to operate the business, the business will be subject to any restrictions or provisions contained in the lease or concession.

•	Contracted Assets. These assets provide services through long-term contracts with other businesses or governments. These contracts typically can be renewed on comparable terms when they expire because there are no or limited providers of comparable services. Contracted assets, such as communications towers, district energy systems and contracted power generation plants, are generally owned by the private sector in the United States. Where the private sector owner has been granted a lease or concession by a government entity to operate the business, the business will be subject to any restrictions or provisions contained in the lease or concession.

•	Regulated Assets. Businesses that own these assets are the sole or predominant providers of essential services in their service areas and, as a result, are typically regulated by government-entities with reference to the level of revenue earned or charges imposed. Government regulated revenues typically enable the service provider to cover operating costs, depreciation and taxes and achieve an adequate return on debt and equity capital invested. Water utilities and electric and gas distribution and transmission networks are examples of regulated assets. In the United States, regulated assets are generally owned by publicly listed utilities, although some are owned by government entities.

          By their nature, these businesses have sustainable and growing long-term cash flows due to consistent customer demand and the businesses’ strong competitive positions. Consistent customer demand is driven by the basic, everyday nature of the services provided. The strong competitive position results from high barriers to entry, including:

•	high initial development and construction costs, such as the cost to build roads;

•	difficulty in obtaining suitable land, such as the difficulty in obtaining suitable land near or at airports for parking facilities or FBOs;

•	required government approvals, which may be difficult or time-consuming to obtain, such as approvals for a network of communications towers, or approvals to lay water pipes under city streets; and

•	long-term exclusive concessions and customer contracts, such as contracts to provide broadcasting services to broadcast television companies or cooling services to a building.

          These barriers to entry have the effect of protecting the cash flows generated by the infrastructure assets owned by these businesses. These barriers to entry largely arise because services provided by infrastructure businesses, such as parking, roads, and water can generally only be delivered by relatively large and costly physical assets in close proximity to customers. These services cannot be delivered over the internet, and cannot be outsourced to other countries, and are therefore not susceptible to the competitive pressures that other industries, including manufacturing industries, typically face. We will not seek to acquire infrastructure businesses that face significant competition, such as merchant electricity generation facilities.

          The prices charged for the use of infrastructure assets that are our focus can also generally be expected to keep pace with inflation due to the pricing power generally enjoyed by “user pays” assets, the contractual terms of contracted assets, and for regulated assets the regulatory process that determines revenues and typically provides for an inflation adjustment.

          Infrastructure assets, especially newly constructed assets, tend to be long-lived, require minimal maintenance capital expenditure and are generally not subject to major technological change or physical deterioration. This generally means that significant cash flow is often available from infrastructure businesses to service debt, make distributions to shareholders or expand the business, or all three. Exceptions exist in relation to much older infrastructure assets, such as SEW’s water network, which due to its age requires significant maintenance capital expenditure.

          The sustainable and growing long-term cash flows of infrastructure assets means their capital structures can typically support more debt than other businesses. As a result, financial structuring and capital optimization is a key component in maximizing returns to owners of infrastructure assets.

Strategy

          We have two primary strategic objectives. First, we intend to pursue revenue growth and profit margin improvement, as well as to optimize the financing structure of our initial businesses. We will also seek to realize synergies and improve our competitive position through complementary acquisitions. Second, we intend to acquire businesses in attractive infrastructure sectors other than those in which our initial businesses and investments currently operate. A key component of our strategy is our association with the Macquarie Group, which is a leader in the management, acquisition and financing of infrastructure businesses worldwide.

Operational Strategy

          We will rely on the Macquarie Group’s demonstrated expertise and experience in the management of infrastructure businesses to execute our operational strategy. In managing infrastructure businesses, the Macquarie Group (1) recruits and incentivizes talented operational management teams, (2) instills financial management discipline consistently across the businesses, (3) sources and executes acquisitions and (4) structures and arranges debt financing for the businesses to maximize returns to shareholders.

          We plan to increase the cash generated in our initial businesses through initiatives to increase revenues and improve profit margins. We have in place seasoned management teams at each of our initial businesses who will be supported by the demonstrated infrastructure management expertise and experience of the Macquarie Group in the execution of this strategy.

Improving and expanding our existing marketing programs. We expect to enhance the client services and the marketing programs offered by our initial businesses. Both Macquarie

Parking and Atlantic have established marketing programs that are sophisticated relative to those of other industry participants and we intend to expand these programs and extend them to any locations that we acquire in the future.

Making selective capital expenditures. We intend to expand capacity of our existing locations and improve their facilities through selective capital expenditures. Specifically, we will make expenditures that we believe will generate additional revenues in the short-term. Such opportunities exist, notably, in relation to our district energy business.

Strengthening our competitive position through complementary acquisitions in our operating businesses. We intend to acquire and integrate additional FBO and airport parking businesses or facilities. Ownership in these sectors continues to be very fragmented, and, given the desire of industry participants for liquidity, we believe that attractive acquisition opportunities will arise. For example, the Macquarie Group was responsible for successfully expanding our airport parking business, through acquisitions by funds managed by the Macquarie Group, into the largest operator in its sector in the United States in terms of number of sites. Opportunities to acquire additional district energy businesses also exist due to fragmented ownership and the desire of diversified energy utilities to sell off non-core assets. We believe that complementary acquisitions will improve our overall performance by: (1) leveraging our brand and marketing programs in Atlantic, AvPorts and Macquarie Parking to increase the revenues of additional FBO and parking operations that we acquire and integrate into our company; (2) realizing cost synergies by allocating the corporate overhead expenses of our businesses across a larger number of operations and by implementing improved management practices; and (3) taking advantage of the size and diversification of our combined businesses to achieve lower financing costs than can be achieved by the businesses that we acquire on a stand-alone basis.

Acquisition Strategy

          We expect our acquisition strategy to benefit from the Macquarie Group’s deep industry knowledge and ongoing identification of acquisition opportunities in the infrastructure sector, where opportunities often are not widely offered, well-understood or properly valued. The Macquarie Group also has significant expertise in the execution of such acquisitions, which can be time-consuming and complex.

          We intend to acquire infrastructure businesses and investments in sectors other than those sectors in which our initial businesses operate, where we expect attractive returns and where the Macquarie Group has built relationships and expertise. While our focus is on acquiring businesses in the United States, we will also consider opportunities in other developed countries. Generally, we will seek to acquire controlling interests, but we may acquire minority positions in attractive sectors where those acquisitions generate immediate dividends and where our partners have similar objectives to our own. Our acquisitions of SEW and MCG are consistent with this philosophy. We believe that the sectors in which SEW and MCG operate will continue to present attractive acquisition opportunities and that partnering with other Macquarie Group-managed vehicles with experience in those sectors is an appropriate way to pursue opportunities in those sectors. In the United States, we may choose to acquire non-controlling interests in regulated assets, in order to avoid being regulated under the Public Utility Holding Company Act of 1935.

Acquisitions

Acquisition Opportunities

          Infrastructure sectors that may present attractive acquisition candidates include, in addition to our initial businesses, electricity and gas transmission and distribution networks, water and sewerage networks, contracted power generation and communications infrastructure. We expect that acquisition opportunities will arise from two main sources: the private sector and the public (government) sector.

•	Private sector opportunities. Increasingly, private sector owners of infrastructure assets are choosing to divest these assets for competitive, creditor or regulatory reasons. For instance,

vertically integrated electric, gas and telecommunications utilities are increasingly disposing of infrastructure assets because they wish to concentrate on their core customer-focused business rather than the infrastructure supporting it, because they are over-leveraged and wish to pay down debt, because their capital structure and shareholder expectations do not allow them to finance these assets as efficiently as a dedicated owner of the assets, or due to regulatory pressure to unbundle their vertically integrated product offering. For example, over the last several years, the Federal Energy Regulatory Commission has created incentives for vertically integrated electric utilities to sell their electric transmission systems to independent owners. These incentives have led to some sales of electric transmission systems over the past three years, and the Macquarie Group has been very active in this market either as an adviser or as a principal.

•	Public (government) sector opportunities. Traditionally, governments around the world have financed the provision of infrastructure to the economy with taxation revenues and government borrowings. Over the last few decades, many governments have pursued an alternative model for the provision of infrastructure as a result of budgetary pressures. This model generally involves private sector participation to build, own, operate and finance infrastructure, allowing a government to transfer the risks of ownership to those whose business it is to assess and manage those risks and to provide necessary services at the least cost. This trend towards increasing private sector participation in the provision of infrastructure is well established in Australia, Europe and Canada, and it is just beginning in the United States. We believe the level of participation of the private sector in the provision of infrastructure in the United States will increase over time due to growing budgetary pressures, exacerbated by baby boomers reaching retirement age, and the significant under-investment in critical infrastructure systems in the United States. According to the American Society of Civil Engineers’ 2003 Progress Report for America’s Infrastructure, there is a need for an investment of $1.6 trillion to bring the condition of the United States’ deteriorating infrastructure to acceptable levels. We believe this trend will provide us with attractive investment opportunities over time.

Advantages of Macquarie Group Management

          We believe that the Macquarie Group’s extensive global infrastructure expertise and reach, strong relationships with industry participants and strong reputation in the industry will provide us with a significant advantage in pursuing our acquisition strategy. We believe that their industry knowledge allows the Macquarie Group to value acquisition targets effectively, properly assess risks and benchmark conclusions against experiences in other markets. In addition, the infrastructure industry typically requires in-depth specialist skills and industry knowledge, such as detailed knowledge of regulatory systems, in order to acquire infrastructure businesses effectively. We believe that the Macquarie Group’s expertise and reputation make it an attractive counterparty to asset sellers who wish to minimize transaction completion risk, and regulators who wish to ensure that the potential buyer understands the business to be purchased and will operate it effectively. The Macquarie Group is actively identifying acquisition opportunities in the infrastructure sector, where quality opportunities are often not widely offered, not well understood, or not properly financed or valued by other potential acquirers. Further, the Macquarie Group has significant expertise in the execution of such acquisitions, which can be time-consuming and complex. In respect of such acquisitions, we may engage affiliates of our Manager to provide financial advisory services on an arm’s-length basis on market terms upon approval by our independent directors. Pursuant to the terms of the management services agreement, our Manager will be obligated to present to us certain acquisition opportunities on a priority basis. See “Our Manager — Management Services Agreement — Acquisition Opportunities.”

          We expect that we will generally compete with a number of industry and financial participants when seeking to acquire infrastructure businesses or assets. However, while competition may exist in particular infrastructure sectors, we are not aware of any one party that will compete with us across all infrastructure sectors. We believe that we possess some advantages over competing private equity acquirers of infrastructure assets. Private equity investors often have equity return requirements greater than those generally available due to the low risk nature of infrastructure and the performance incentives of private equity firms. In addition, private equity firms generally have a limited investment horizon and will seek to sell their portfolio companies in the near future. Our longer-term, infrastructure-focused strategy may be more appealing to government regulators and authorities and allows us to recognize the full, long-term value of acquisition candidates when assessing the opportunity.

Due Diligence

          When evaluating infrastructure businesses or assets for acquisition, we will undertake a rigorous due diligence process and financial evaluation. Generally, we consider two key principles to be essential to generating value to shareholders from infrastructure investing. First, through comprehensive due diligence, the expected cash flows from the infrastructure asset must be projected accurately. While future performance is always uncertain, the characteristics of infrastructure assets mean that, with detailed due diligence, the future cash flows can be more reliably predicted than for many other asset classes. Second, the projected cash flows should generate a higher return on our investment than that which is commensurate with the cash flow risks. A determination of the level of risk associated with our cash flow projections is also an outcome of the detailed due diligence process undertaken. To assist us in identifying material risks and validating key assumptions in our analysis, we will generally engage experts to review key risk areas, including legal, tax, accounting, insurance, environmental and technical and operational matters. We believe the Macquarie Group’s and our Manager’s employees’ in-depth industry knowledge will enable us to more accurately project expected cash flows and identify and assess risks.

          We will also assess the capability of the existing management team of the target business, including recent performance, expertise, experience, culture and incentives to perform. A further aspect of acquisition due diligence is a thorough understanding of the regulatory framework and the government objectives under which an infrastructure business operates. Infrastructure businesses are governed under different legislation and by different regulatory authorities depending on the jurisdiction and sector in which they operate. As a result, each business requires a detailed, individual regulatory assessment. We will conduct an in-depth regulatory analysis for each prospective acquisition, drawing on the Macquarie Group’s regulatory expertise in the United States and other jurisdictions.

Financing

          We expect to fund any acquisitions with a combination of new debt at the company or MIC Inc. level, subsidiary non-recourse debt and issuance of additional shares of trust stock. At the completion of this offering, we will have a relatively low cash balance, and we expect that a significant amount of our cash from operations will be used to support our dividend policy. We therefore expect that in order to fund significant acquisitions, in addition to new debt financing, we will also need to either offer more equity or offer our shares to the sellers of businesses that we wish to acquire.

          Our initial businesses and investments have generally been financed with subsidiary non-recourse debt that is repaid solely from the businesses’ revenues. The debt is generally secured by the physical assets, major contracts and agreements, when appropriate, cash accounts and, in certain cases, our ownership interest in that business. This type of financing is referred to as “project financing.” Project financing transactions generally are structured so that all revenues of a project or business are deposited directly with a bank or other financial institution acting as escrow or security deposit agent. These funds are then payable in a specified order of priority set forth in the financing documents to ensure that, to the extent available, they are used first to pay operating expenses, senior debt service and taxes and to fund reserve accounts. Thereafter, subject to satisfying debt service coverage ratios and certain other conditions, available funds may be disbursed for dividends or payments under shareholder loans or subordinated debt, where applicable.

          These project financing structures are designed to prevent the lenders from looking to us or to our other businesses for repayment; that is, they are “non-recourse” to us and the other businesses and investments not involved in the specific project or business, unless we specifically agree to assume liability for certain liabilities or contingent obligations. We will have no liability for any liabilities or contingent obligations in relation to any of our initial businesses and investments. This structure effectively results in each of the businesses being isolated from the risks of any other business we own or in which we have invested.

          We do not currently have any debt at company level, nor is it our current intention to raise debt at that level to fund equity contributions for investments. However, we may in the future seek to raise debt at company level to finance acquisitions pending a subsequent equity offering, for working capital purposes or on a permanent basis. In addition, we may consider incurring debt at MIC Inc. instead of project financing to decrease debt service costs and increase flexibility in managing our consolidated cash flows.

Our Manager

          Our Manager is a member of the Macquarie Group, which, together with its associated entities worldwide, is a global investment banking group headquartered in Australia with over 5,700 employees in 23 countries as of September 30, 2004. The Macquarie Group is one of the global leaders in advising on the acquisition, disposition and financing of infrastructure assets and the management of infrastructure investment vehicles on behalf of third-party investors. The Macquarie Group developed its infrastructure expertise in the Australian market in the 1990s, when Australian state and federal governments engaged in significant privatization programs, including privatizations of airports, toll roads, telecommunications, and electric and gas companies. This resulted in Australian state and federal governments completing the privatization of over $63 billion of assets, the second largest value of privatizations of all countries in the 1990s, according to the Organisation for Economic Co-operation and Development. In contrast, privatization activity in the United States in the 1990s was less than $7 billion. The Macquarie Group has subsequently successfully extended its infrastructure expertise into other markets around the world, and now has over 450 infrastructure professionals in 14 countries.

          Our Manager is part of the Macquarie Group’s Infrastructure and Specialised Funds division, which manages over $14 billion of funds as of October 31, 2004 on behalf of retail and institutional investors, invested in infrastructure assets and businesses, including toll roads, airports and airport-related infrastructure, communications, electric and gas systems, water utilities and rail. This division has been operating since 1996 and employed over 220 professionals as of September 30, 2004. The global infrastructure portfolio managed by the Macquarie Group on behalf of its managed funds and institutional investors, as of September 30, 2004, included 67 infrastructure assets in 14 countries, including the United States, Canada, United Kingdom, Australia, Germany, South Korea and Japan.

          We expect that the Macquarie Group’s infrastructure advisory division, which employs over 230 professionals globally, including over 40 in North America, will be an important source of acquisition opportunities and financial and acquisitions advice for us. In recognition of the Macquarie Group’s infrastructure advisory expertise, Project Finance International named the Macquarie Group “Global Adviser of the Year” for 2003 and awarded “Infrastructure Deal of the Year for the Americas” to an electric transmission transaction where the Macquarie Group was the adviser. During 2003, the Macquarie Group globally advised on infrastructure transactions valued at more than $11 billion. While the Macquarie Group’s advisory division is separate from the Infrastructure and Specialised Funds division, historically the Macquarie Group’s advisory group has presented the various infrastructure investment vehicles under its management with a significant number of high quality infrastructure acquisition opportunities, although it has no contractual obligation to do so. We expect that through our Manager we will be presented with similar opportunities. Pursuant to the terms of the management services agreement, our Manager will be obliged to present to us, on a priority basis, acquisition opportunities in the United States that are consistent with our strategy. See “Our Manager — Management Services Agreement — Acquisition Opportunities” for a description of these priorities. The Macquarie Group will also be our preferred financial adviser.

          We also believe that our relationship with the Macquarie Group will permit us to take advantage of its expertise and experience in debt financing for infrastructure assets. As infrastructure assets are usually able to support high levels of debt relative to equity, we believe that the ability of our Manager and our preferred financial advisor, the Macquarie Group, to source and structure low-cost project and other debt financing provides us with a significant advantage when acquiring assets and will enable us to maximize returns to shareholders from those assets on an ongoing basis.

Our Airport Services Business

Overview

          Our airport services business comprises Atlantic and AvPorts. Atlantic operates FBOs at ten airports, primarily in the northeastern United States and has entered into an agreement to acquire an additional two FBOs at other airports in California. AvPorts operates five FBOs and one heliport site in the eastern and southeastern United States. AvPorts also operates five regional and general aviation airports under management contracts, although airport management constitutes a very small portion of our airport services business. Our airport services business principally services the general aviation industry and seeks to distinguish its FBOs through the provision of high quality services. Our airport services business had 2003 revenues of $132.4 million and 2003 operating income of $18.2 million. These results include the two Californian sites but do not include two New Orleans sites that were purchased by Atlantic on December 31, 2003. Our FBOs are not dependent on any individual customer for a material amount of their total revenue.

          Atlantic was founded by the du Pont family in the 1930s and remained a family owned company until 1997. Pursuant to a sale and purchase agreement, Macquarie Investment Holdings, Inc., through a wholly owned subsidiary, North America Capital, acquired 100% of the shares in Executive Air Support Inc. (the current parent of the Atlantic operating companies) on July 29, 2004. On August 18, 2004, North America Capital entered into a membership interest purchase agreement to acquire 100% of the membership interests of GAH, which is the holding company for two Californian FBOs. We have entered into a stock purchase agreement with Macquarie Investment Holdings, Inc. to acquire all its shares in North America Capital. See “— Legal Matters — Sale and Purchase Agreement with Selling Shareholders of Executive Air Support, Inc.” below and “The Acquisition of Our Initial Businesses and Initial Investments” for more detail.

          AvPorts is one of the oldest airport operators and aviation services providers in the world. It was originally founded in 1927 as a division of Pan American World Airways. In 2002, the Macquarie Global Infrastructure Fund, through certain of its 100% owned subsidiaries, acquired the business of AvPorts. We have entered into a stock purchase agreement with the Macquarie Global Infrastructure Fund to acquire its interest in AvPorts. See “The Acquisition of Our Initial Businesses and Initial Investments.”

Industry Overview

          FBOs predominantly service the general aviation industry. General aviation, which includes corporate and leisure flying, pilot training, helicopter, medevac and certain air freight operations, is the largest segment of U.S. civil aviation and represents the largest percentage of the active civil aircraft fleet. General aviation does not include commercial air carriers or military operations. In order to attract independent operators to service general aviation aircraft, local airport authorities grant FBO operators the right to sell fuel. Fuel sales provide most of an FBO’s revenue.

          FBOs generally operate in an environment with limited competition and high barriers to entry. Airports have limited physical space for additional FBOs, due in part to safety restrictions that limit construction in the vicinity of runways. Airport authorities generally do not have the incentive to add additional FBOs unless there is a significant demand for capacity, as profitmaking FBOs are more likely to reinvest in the airport and provide a broad range of services, which attracts increased airport traffic. Government approvals and design and construction of a new FBO can also take significant time.

          Demand for FBO services is driven by total general aviation aircraft in operation and average flight hours per aircraft. According to the FAA, both factors have recently experienced strong growth. According to the FAA, from 1994 to 2002, the fleet of fixed wing turbine aircraft, which includes jet aircraft but excludes smaller turbine aircraft, increased at an average rate of 8.3% per year. Fixed wing turbine aircraft are the major consumers of FBO services, especially fuel. Over the same period, the general aviation hours flown by fixed wing turbine aircraft have increased at an average rate of 8.6% per year. These factors have contributed to an average annual growth rate in general aviation jet fuel consumption of 9.8% from 1994 to 2002. This growth is and has been driven by a number of factors, in addition to general economic growth over the period, which include the following:

•	passage of the General Aviation Revitalization Act in 1994, which significantly reduced the liability facing general aviation aircraft manufacturers;

•	dissatisfaction with the increased inconvenience of commercial airlines and major airports as a result of security-related delays;

•	growth in programs for the fractional ownership of general aviation aircraft (programs for the time share of aircraft), including NetJets, FlexJet and Flight Options. According to Honeywell’s 2003 Business Aviation Outlook, the number of fractional owners grew at a compound annual growth rate of 54.5% from 1993 to 2002, and growth of 11.2% per year is expected for the next five years; and

•	a tax package passed by Congress in May 2003, which allows companies to depreciate 50% of the value of new business jets in the first year of ownership if the jets are purchased and owned by the end of 2004.

          We believe generally that the events of September 11, 2001 have increased the level of general aviation activity. We believe that safety concerns for corporate staff combined with increased check-in and security clearance times at many airports in the United States have increased the demand for private and corporate jet travel.

          As a result of these factors, the FAA is forecasting continued growth in general aviation jet fuel consumption, on average, of 5.1% per year from 2003 to 2015.

          The growth in the general aviation market has driven demand for the services provided by FBOs, especially fuel sales. The general aviation market is serviced by FBOs located throughout the United States at various major and regional airports. According to Aviation International News, there are approximately 4,500 FBOs throughout North America, with generally one to five operators per airport. Most of the FBOs are privately owned by operators with only one or two locations. There are, however, a number of larger industry participants, including Signature Flight Support owned by BBA plc.

Strategy

          We believe that our FBO business will continue to benefit from the overall growth in the corporate jet market and the demand for the services that our business offers. However, we believe that our airport services business is in a position to grow at a rate in excess of this industry growth through our internal growth, marketing and acquisitions strategies and selective combination of the operations of Atlantic and AvPorts.

          Internal Growth. We plan to grow revenues and profits by continuing to focus on attracting pilots and passengers to our FBOs who desire full service and quality amenities. We will continue to develop our staff training to provide a level of service higher than that provided by discount fuel suppliers. In addition, we will make selective capital expenditures that will increase revenues and reinforce our reputation for service and high quality facilities, potentially allowing us to increase profits on fuel sales and other services over time.

          Marketing. We plan to improve, expand and capitalize on our existing marketing programs, including our proprietary point of sale system and associated customer information database, and our “Atlantic Awards” program. Through our marketing programs we expect to improve revenues and margins by generating greater customer loyalty, encouraging “upselling” of fuel, cross-selling services at additional locations to existing customers, and attracting new customers.

          Acquisitions. We will focus on acquisitions at major airports and locations where there is likely to be growth in the general aviation market. We believe we can grow through acquisitions and derive increasing synergies from economies of scale, including revenue and marketing, head office and other cost synergies. We believe the highly fragmented nature of the industry and the desire of existing owners for liquidity provide attractive acquisition candidates, including both individual facilities and portfolios of facilities. In considering potential acquisitions, we will analyze factors such as capital requirements, the terms and conditions of the lease for the FBO facility, the condition and nature of the physical facilities, the location of the FBO, the size and competitive conditions of the airport and the forecast operating results from the FBO. An example of this is at New Orleans, where Atlantic acquired two FBOs on December 31, 2003. By implementing Atlantic’s marketing programs and service style, these facilities have performed well for the first six months of 2004.

          Combining Operations. In the short- to medium-term, there is no intention to operate the Atlantic and AvPorts businesses together. We do believe, however, that there are opportunities for the businesses to benefit from each other’s knowledge and resources without having integrated headquarters. We will evaluate and pursue those opportunities. For instance, we will evaluate moving AvPorts to Atlantic’s proprietary point of sale system to enable both businesses to benefit from tracking AvPorts’ customer information in addition to Atlantic’s. The enlarged scope of both businesses may also provide revenue synergies by enabling us to leverage our greater geographic coverage to provide better service to fractional jet owners.

Business

Operations

          Our airport services business has high quality facilities and operations and focuses on attracting customers who desire high quality service and amenities. Fuel sales represented approximately 70% of our airport services business revenue in 2003. Other services provided to these customers include de-icing, aircraft parking, hangar services and catering. Atlantic is the operator of fuel farms for the airport at one of its locations. Fuel is stored in fuel farms and each FBO operates refueling vehicles owned or leased by the FBO, and either maintains or has access to fuel storage tanks to support its fueling activities. Services are also provided to commercial carriers and include refueling from the carrier’s own fuel supplies stored in the carrier’s fuel farm, de-icing and ground and ramp handling services.

          The price for fuel is largely dependent on the wholesale market price. Our airport services business sells fuel to the users of its FBOs either at a contracted price, at a price negotiated directly with the customer or at the daily fuel price. While fuel prices can be volatile, we are generally able to pass fuel cost increases through to customers. To a lesser extent, our airport services business also provides fueling services, de-icing and some ground-handling services to commercial airlines at some locations.

Locations

          Our FBO facilities operate on long-term leases from airport authorities or local government agencies. Our airport services business and its predecessors have a strong history of successfully renewing their leases at their FBOs, and has held some of its leases since the 1940s, 1950s and 1960s. The leases have an average length of approximately 17 years.

Atlantic’s FBOs:

Airport	Other FBOs at Airport	Operated Since	Lease Expiry(1)

Teterboro Airport (Bergen County, NJ)	4	1946	2019
Chicago Midway Airport (Chicago, IL)	2	1969	2020
Philadelphia International Airport (Philadelphia, PA)	None	1955	2026
Republic Airport (Farmingdale, NY)	1	1980	2024
Northeast Philadelphia Airport (Philadelphia, PA)	1	1960	2026
William P. Hobby Airport (Houston, TX)	4	1972	2013
Sikorsky Memorial Airport (Bridgeport, CT)	1	1995	2021
New Orleans Lakefront Airport (New Orleans, LA)	2	1969	2031
Louis Armstrong New Orleans International Airport (New Orleans, LA)	1	1966	2015
Brainard International Airport (Hartford, CT)	None	1988	2020
John Wayne Orange County Airport (Orange County, CA)(2)	1	1992	2014
Palm Springs Airport (Palm Springs, CA)(2)	1	1981	2031

(1)	Lease expiries assume Atlantic exercises all options to extend leases.

(2)	Atlantic has signed a contract to acquire these FBOs through the acquisition of GAH.

          The airport authority, for each lease, has termination rights under the lease. Standard to most contracts are terms allowing termination if the tenant defaults on the terms and conditions of the lease or abandons the property or if the tenant is insolvent or bankrupt. In addition, Atlantic’s FBOs at Chicago Midway, Philadelphia, Northeast Philadelphia, New Orleans International and Orange County may be terminated with notice by the airport authority for convenience. In each case, there are compensation agreements or obligations of the authority to make best efforts to relocate the FBO. Most of the leases allow for the lease to be terminated if there are liens filed against the property.

AvPorts’ FBOs:

Airport	Other FBOs at Airport	Operated Since		Lease Expiry(1)

Louisville International Airport (Louisville, KY)	None	1996		2016
Pittsburgh International Airport (Pittsburgh, PA)	None	1989		2028
Burlington International Airport (South Burlington, VT)	None	2001		2035
Metroport East 34th Street Heliport (New York, NY)	None	1997	(2)	Month to month(3)
Gulfport-Biloxi International Airport (Gulfport, MS)	None	2000		2010
New Castle County Airport (Wilmington, DE)	2	1997		2027

(1)	Lease expiry assumes AvPorts exercises all options it has to extend lease.

(2)	Prior to operating the Metroport East 34th Street Heliport, AvPorts had operated the East 60th Street Heliport since 1968. When the East 60th Street Heliport was closed by the local authority, AvPorts was relocated to operate the Metroport East 34th Street Heliport.

(3)	AvPorts won the tender to significantly upgrade the Metroport East 34th Street Heliport, as outlined in “— Planned Capital Expenditures.” It is anticipated that the upgrade will take place over 2005-2006. In return for this, AvPorts will be granted a 10-year operating agreement.

          The airport authority, for each lease, has termination rights under the lease. Standard to most contracts are terms allowing termination if the tenant defaults on the terms and conditions of the lease or abandons the property or if the tenant is insolvent or bankrupt. The proposed new operating agreement at Metroport East 34th Street Heliport will also contain provisions allowing the authority to terminate the operating agreement for convenience. In this case, the authority will be obligated to pay compensation to AvPorts equal to the level of AvPorts’ unamortized cost of capital expenditure at the heliport.

Planned Capital Expenditures

          Our airport services business is planning to undertake significant capital expenditures at some of its locations in the short- to medium-term. These expenditures are being made due to expected revenue increases or in return for lease extensions or both.

Atlantic:

			Cost/Amount
			Remaining (from
Location	Item	Expected Timing	October 1, 2004)

Chicago Midway Airport	Build-out of ramp space and construction of hangar	Completion by November 2004	$2,020,400
Teterboro Airport	Lobby renovation	Completion by December 2004	$289,000
Sikorsky Memorial Airport (Bridgeport)	Hangar build-out	Commencing first quarter of 2005	$201,000
New Orleans Lakefront Airport	Terminal construction	Commencing first quarter of 2005	$1,000,000

AvPorts:

Cost/Amount
Remaining (from
Location	Item	Expected Timing	October 1, 2004)

Burlington International Airport	Replacement of hangars in exchange for expected extension of lease until 2035	Completion by end of March 2005	Approximately $2,300,000
Metroport East 34th Street Heliport	Upgrade of heliport in exchange for 10-year operating agreement	Completion by end of September 2005	Approximately $2,750,000
Pittsburgh International Airport	Original lease requires further capital expenditure. It is expected that this will be fulfilled through an expansion of AvPorts’ de-icing facility and the development of a new hangar.	Completion by end of June 2006	$2,700,000

Airport Management Contracts

          AvPorts manages and operates five airports on behalf of local authorities under management contracts. Under these contracts, AvPorts is responsible for the day-to-day operation of the airfield and terminal and is paid a fixed annual fee for providing these services. The management fee is paid to the manager irrespective of the number of passengers that pass through the airport and, therefore, is unaffected by changes in airport activity. Management contracts accounted for less than 5% of AvPorts’ 2003 revenue.

          AvPorts operates five regional or general aviation airports under management contracts at the following locations:

•	Atlantic City International Airport;

•	Republic Airport;

•	Teterboro Airport;

•	Tweed-New Haven Regional Airport; and

•	Westchester County Airport.

Marketing

          We believe our airport services business has an experienced marketing team and marketing programs that are sophisticated relative to those of other industry participants. Our airport services business’ marketing activities support its focus on high quality service and amenities and are intended to generate greater customer loyalty, encourage “upselling” of fuel, cross-sell services at additional locations to existing customers, and attract new customers.

          Atlantic has established two key programs. Each utilizes an internally developed point-of-sale system that operates at all locations. This system tracks all aircraft utilizing the airport and records which FBO the aircraft uses. To the extent that the aircraft is a customer of another Atlantic FBO but did not use the FBO at that location, a member of Atlantic’s customer service team will send a letter alerting the pilot or flight department to Atlantic’s presence at that site and inviting them to visit next time they are at that location.

          The second key program is the “Atlantic Awards” program. This program operates through the point-of-sale system. For each 100 gallons of fuel purchased, the pilot is given a voucher for five “Atlantic Awards.” The pilot can begin accumulating points after registering the voucher on Atlantic’s website. Once 100 Atlantic Awards have been accumulated, the pilot is sent a pre-funded American Express card, branded with Atlantic’s logo. The card is recharged each time the pilot registers additional vouchers on Atlantic’s website. This program has rapidly gained acceptance by pilots and is encouraging “upselling” of fuel, where pilots purchase a larger portion of their overall fuel requirement at our location. These awards are recorded as a reduction in revenue in the Company’s consolidated financial statements.

          We will evaluate whether extending these programs to AvPorts’ sites will increase our revenues from these sites.

Competition

          Competition in the FBO business exists on a local basis at most of the airports at which our airport services business operates. Six of our FBOs are located at airports that currently allow only one FBO to operate, either because of the lack of suitable space at the airfield, or because the level of demand for FBO services at the airport does not support more than one FBO. The remaining eleven FBOs have a number of competitors located at the airports. Our airport services business positions itself at these airports as a provider of professional service and quality staff. Staff are provided with comprehensive training on an ongoing basis to ensure high and consistent quality of service. Our airport services business markets to high net worth individuals and corporate flight departments for whom fuel price is of less importance for FBO choice than service and facilities. While each airport is different, generally there are significant barriers to entry preventing new FBO competitors from entering the markets in which our airport services business operates, including limited availability of suitable land and local approvals.

          There are several competitors with operations at five or more U.S. airports. These competitors tend to be privately held or owned by much larger companies, such as Signature Flight Support Corporation, Mercury Air Centers, Inc., Piedmont Hawthorne Holdings Inc. and Million Air Interlink, Inc. Some present and potential competitors have or may obtain greater financial and marketing resources than we do, which may negatively impact our ability to compete at each airport or to compete for acquisitions. We believe that the airport authorities from which our airport services business leases space are satisfied with the performance of its FBOs and are therefore not seeking to solicit additional service providers.

Regulation

          The aviation industry is overseen by a number of regulatory bodies, the main one being the FAA.

          At its FBOs, our airport services business is largely regulated by the local airport authorities through lease contracts with those authorities. Our airport services business must comply with federal, state and local environmental statutes and regulations associated in part with numerous underground fuel storage tanks. These requirements include, among other things, tank and pipe testing for tightness, soil sampling for evidence of leaking and remediation of detected leaks and spills. Our airport services business’ operations are subject to frequent inspection by federal and local environmental agencies and local fire and airline quality control departments. With respect to environmental and compliance requirements, we do not expect to have to undertake material capital expenditures nor do we expect that compliance and related remediation work will have a material negative impact on earnings or the competitive position of our airport services business. To date, our airport services business has not received notice of any cease and abatement proceeding by any government agency as a result of failure to comply with applicable environmental laws and regulations.

Management

          The day-to-day operations management of our airport services business is undertaken by individual site managers. Local managers at each site are responsible for all aspects of the operations at their site. Responsibilities include ensuring that customer requirements are met by the staff employed at their sites and that revenue from the sites is collected, and expenses incurred, in accordance with internal guidelines. In order to maximize the revenue earned at the FBOs, local managers are, within the specified guidelines, empowered to make decisions as to fuel pricing and other services. In this way, our airport services business is able to respond to its customers’ needs efficiently and provide them with high quality service.

          The management of our airport services business at the site level is overseen by two separate management teams. Atlantic’s and AvPorts’ operations, respectively, are managed and overseen by a group of senior personnel responsible for each business who, on average, have over 15 years experience in the aviation industry. Most of the business management team members have been employed at Atlantic or AvPorts (or their predecessors) for over 14 years and have established close and effective working relationships and understanding with local authorities, customers, service providers and subcontractors. These teams are responsible for, among other things, overseeing the FBO operations, setting strategic direction and ensuring compliance with all contractual and regulatory obligations.

          Atlantic’s head office is in Plano, Texas. AvPorts’ head office is in Baltimore, Maryland. The head offices provide the businesses with central management and perform overhead functions, such as accounting, information technology, human resources, payroll and insurance arrangements for their respective businesses.

Employees

          As of September 30, 2004, our airport services business employed over 600 employees at its various sites. Approximately 24.9% of its employees are covered by collective bargaining agreements. GAH employs an additional 90 employees, of which none are covered by collective bargaining agreements. We believe that employee relations at our airport services business are good.

Properties

          Our airport services business does not own any real property. Its operations are carried out under various leases as described herein. See “— Locations” above. Our airport services business leases office space for the head offices of Atlantic and AvPorts in Plano, Texas and Baltimore, Maryland, respectively. The lease in Plano expires in 2008 and the lease in Baltimore expires in 2006. We believe that these facilities are adequate to meet current and foreseeable future needs.

          At its FBO sites, our airport services business owns or leases a number of vehicles, including fuel trucks, as well as other equipment needed to service customers. Some phased replacement and routine maintenance is performed on this equipment. We believe that the equipment is generally well maintained and adequate for present operations.

Legal Matters

Sale and Purchase Agreement with the Selling Shareholders of Executive Air Support, Inc.

          In April 2004, Macquarie Investment Holdings Inc. signed a stock purchase agreement with the selling shareholders to acquire 100% of the shares in Executive Air Support, Inc., or EAS (the current parent of the Atlantic operating companies). Macquarie Investment Holdings, Inc. assigned its rights and obligations under this agreement to North America Capital. This acquisition closed on July 29, 2004. We have entered into a stock purchase agreement with Macquarie Investment Holding, Inc. to acquire all of its shares in North America Capital. By purchasing North America Capital, we will benefit from the protective provisions of the sale and purchase agreement between North America Capital and the selling shareholders of EAS. Pursuant to the agreement between the selling shareholders of EAS and North America Capital, the selling shareholders of EAS have provided North America Capital with standard representations, warranties and indemnities. Specific limitations on these indemnities include that:

•	there is no liability under the agreement for breaches of representations and warranties or covenants and pending litigation and disputes until the aggregate of claims for such breaches and indemnities exceeds a $1 million deductible, from which point the indemnity is available for all claims. Liability for claims relating to breaches of the representations and warranties for tax and employment matters is not subject to such threshold. Notwithstanding the above, the selling shareholders or EAS will not be liable for individual claims of less than $25,000; and

•	the selling shareholders’ indemnity is capped at $20 million for most matters covered by the indemnification provisions. Significant exceptions include breaches of key representations and warranties regarding capital stock, capitalization and fraud.

          In addition, a $2.5 million cash escrow account was established following closing of the acquisition by North America Capital, from which indemnity payments will be able to be drawn. The funds in the escrow account will be released twelve months after closing, unless a claim is outstanding, including the legal proceeding discussed below under “— Legal Proceedings.”

Membership Interest Purchase Agreement with the Selling Members of General Aviation Holdings, LLC

          On August 18, 2004, North America Capital entered into a membership interest purchase agreement to acquire all of the membership interests in General Aviation Holdings, LLC, or GAH, for $48.5 million with no assumption of debt, subject to working capital adjustments.

          As we have entered into a stock purchase agreement to acquire North America Capital, we will benefit from the protective provisions of the membership interest purchase agreement between North America Capital and the selling members of GAH. Pursuant to the membership interest purchase agreement, the selling members of GAH provide North America Capital with standard representations, warranties and indemnities. Specific limitations on these indemnities include:

•	there is no liability under the membership interest purchase agreement for claims that do not exceed $500,000. No such threshold limitation applies to claims arising as a result of GAH’s breach of certain representations, including those representations with respect to debt disclosure, ownership of membership interests, taxes and employee benefit plans, or claims based on fraud, willful misconduct or intentional misrepresentation; and

•	GAH indemnifies North America Capital for most matters covered by the indemnification provisions. Generally, the indemnity cap is $7.5 million; however, the cap is the purchase price of $48.5 million for losses incurred as a result of breaches of certain representations and warranties regarding due organization and status, authority and enforceability, capital membership interests and fraud, willful misconduct or intentional misrepresentation, no undisclosed liabilities and debt and the specific indemnity provision for pre-closing tax liability.

Legal Proceedings

          On or about May 15, 2002, the families of two pilots killed in a plane crash in 2000 filed complaints in New York County Supreme Court against a number of parties including EAS and a formerly owned subsidiary, Million Air Interlink, Inc., or Million Air Interlink, asserting claims for punitive damages, wrongful death and pain and suffering. The plaintiffs are each seeking $100 million in punitive damages, $100 million for wrongful death and $5 million for pain and suffering. The plaintiffs’ claim arises out of the facts surrounding a plane crash allegedly caused by one of the aircraft’s engines losing power, which caused the plane to crash, killing all on board. The engine lost power as a result of fuel starvation. The plaintiffs allege this was caused by insufficient fuel or design fault. The plane had last been refueled prior to the accident at the Farmingdale FBO operated by Flightways of Long Island, Inc., or Flightways, on the day of the accident.

          EAS and Million Air Interlink moved to dismiss the complaints for lack of jurisdiction because Flightways, rather than EAS or Million Air, was the entity that operated the Farmingdale FBO, and that employed the person who refueled the plane in question. The court denied the motion, permitting discovery to go forward on the jurisdictional issues, and with leave for the defendants to refile the motion if discovery warranted doing so. Flightways was added as a defendant. USAIG, the insurer of Flightways under the primary insurance policy, has assumed the defense on behalf of the three Atlantic defendants, has denied any liability and is vigorously contesting the claims made. Discovery is proceeding, though not much has been taken in the cases thus far. The Atlantic defendants believe that the risk of a judgment by the court against them for an amount of damages approaching the amounts claimed by the plaintiffs is remote. In addition, liability insurance for an amount of up to $50 million is available in the event Flightways is found liable and liability insurance for an amount of up to $1 million to each of EAS and Million Air Interlink in the event either or both companies are found liable. The sale and purchase agreement with EAS provides for an indemnity of $20 million, which would be available in the event of a judgment against any of the Atlantic entities party to the suit. However, there is no assurance the EAS selling shareholders will have sufficient resources to meet their indemnity obligation in the event we seek to claim an amount pursuant to this indemnification provision. The Atlantic defendants believe the likelihood is remote that a judgment for damages against them will be in excess of the indemnity or the insurance coverage available or both.

Agreement with Respect to the Republic Airport

          Atlantic operates an FBO at Republic Airport. The manager of Republic Airport is AvPorts. There is a potential conflict of interest between Atlantic’s role as the FBO operator and AvPorts’ role as the airport manager, which arises under the terms of AvPorts’ management contract with the Republic Airport authority, now that Atlantic and AvPorts are both to be owned by us.

          To resolve this conflict at Republic, on July 29, 2004, North America Capital entered into a binding memorandum of understanding, or MOU, with AvPorts and the Republic Airport authority, pursuant to which AvPorts must use commercially reasonable efforts to sell, assign or otherwise transfer its management contract with the Republic Airport authority to a third party. The MOU also provides for a payment of up to $1.25 million by North America Capital to the Republic Airport authority in return for an extension of the FBO lease at the airport. The exact amount of the payment provided for under the MOU depends on the term of the lease extension granted.

Our Airport Parking Business

Overview

          Our airport parking business, Macquarie Parking, is the largest provider of off-airport parking services in the United States, measured by number of locations, with 23 facilities comprising over 32,000 spaces and over 276 acres at 14 major airports across the United States, including five of the six largest passenger airports. Our airport parking business, operating generally under the names “PCA” or “Avistar,” provides customers with 24-hour secure parking close to airport terminals, as well as transportation via shuttle bus to and from their vehicles and the terminal. Operations are carried out on either owned or leased land at locations near airports. Operations on owned land or land on which Macquarie Parking has leases longer in term than 35 years (including extension options) account for a majority of operating income. Macquarie Parking had 2003 revenue of $26.3 million and 2003 operating profit of $1.7 million.

          In 2002, the Macquarie Global Infrastructure Fund, together with other investors, acquired the ten off-airport parking facilities formerly owned and operated by the PCA Group. That transaction closed in December 2002, and the business commenced operations as Macquarie Parking. In October 2003, Macquarie Parking acquired the ten off-airport parking facilities of Airport Satellite Parking LLC, known as Avistar. Since that acquisition was closed, the two businesses have been operated as one merged business.

Industry Overview

          Airport parking can be classified as either on-airport (generally owned by the airport and located on airport land) or off-airport (generally owned by private operators). According to the Airports Council International — North America, North American airports collected almost $2 billion in parking revenue in 2002. The off-airport parking industry is relatively new, with the first privately owned parking facilities servicing airports generally only appearing in the last few decades. Industry participants include numerous small, privately held companies as well as on-airport parking owned by airports.

          Airports are generally owned by local governments, which often do not operate or market their parking operations as effectively as the privately owned operators, as the parking operations do not form part of the airport’s core function. In many cases, on-airport parking facilities are managed by large parking facility management companies pursuant to cost-plus contracts that do not create incentives to maximize profitability. Most airports have historically increased parking rates rapidly with increases in demand, creating a favorable pricing environment for off-airport competitors.

          Airport parking facilities operate as either “self-park” or “valet” parking facilities. Valet parking facilities often utilize “deep-stack” parking methods that allow for a higher number of cars to be parked within the same area than at a self-parking facility of the same size by minimizing space between parked cars. In addition, valet parking provides the customer with superior service, often allowing the parking rates to be higher than at self-park facilities. However, the cost of providing valet parking is generally higher, due to higher labor costs, so self-parking is often more profitable, depending upon how scarce and expensive land is, labor costs and the premium that can be charged for valet service.

          Occupancy at off-airport parking facilities has historically been driven by passenger numbers. According to the FAA, passenger enplanements in the United States grew by an average of 3.9% per year between 1990 and 2000. In 2001 and 2002, enplanements decreased by 7.6% and 8.5%, respectively, due to the effects of the events of September 11, 2001. In 2003, enplanements grew by 2.5% despite the effects of the war in Iraq and SARS. The FAA is forecasting continued growth in 2004 of 7.1%, with growth expected to average 3.8% per year from 2003 to 2015.

          The substantial increase in use of the Internet to purchase air travel through companies such as Expedia, Orbitz and Travelocity, as well as through airlines’ own websites, provides a strong co-marketing opportunity for larger off-airport parking operators that provide broad nationwide coverage at the busiest airports. In addition, we believe the highly fragmented nature of the industry provides strong consolidation opportunities for larger off-airport parking operators that benefit from economies of scale and national marketing programs, distribution networks and information systems.

Strategy

          We believe that we can grow our airport parking business by focusing on achieving operating efficiencies and internal growth, expanding marketing efforts and future acquisitions.

          Internal Growth. We will be focused on internal growth by:

•	increasing the level of services offered to customers, for example, by expanding the offering of free car washes, complimentary beverages, flight information monitors and automated e-ticket check-in services;

•	making improvements to our facilities, for example by constructing covered parking; and

•	expanding capacity at capacity constrained locations, for example, by maximizing capacity at Macquarie Parking’s existing locations through more efficient utilization of space, seeking additional leases at adjacent or nearby properties to existing locations or providing valet parking and utilizing “deep-stack” parking.

          Operating Efficiencies. Macquarie Parking was recently enlarged through the merger of two separate businesses in October 2003. While the two businesses have been integrated since that time and costs have been reduced, we believe there are still economies of scale that can be realized due to the increased size, in areas such as combined marketing programs, vehicles and equipment, employee benefits and insurance.

          Marketing. We intend to expand and improve our existing marketing strategy, which includes the development of an Internet reservation capability, opening new distribution channels such as promotional agreements with additional airlines and travel agencies, improving the product offering for corporate accounts and providing personalized web pages and activity reports for corporate accounts.

          Acquisitions. We believe we can grow through acquisitions and derive benefits from economies of scale, including revenue and marketing, head office, insurance, shuttle buses and other cost synergies. We believe the highly fragmented nature of the industry, the desire of owners for liquidity and the lingering effects of September 11, 2001 on participants in the off-airport parking industry provide attractive acquisition candidates. Acquiring facilities at major airports where Macquarie Parking does not currently have a facility would allow us to expand Macquarie Parking’s nationwide presence, while opportunities in markets where Macquarie Parking already has a presence should provide increased operating efficiencies and expanded capacity. These acquisitions can take the form of entering into new leases or purchasing land.

Business

Operations

          We believe the size and nationwide coverage, the sophisticated marketing programs and the experienced management team of Macquarie Parking provide it with a competitive advantage over other airport parking operators. Macquarie Parking aims to centralize its marketing activities and the manner in which it sells its product to customers. Accordingly, individual location operations can focus on service delivery as diverse reservation services and customer and distribution channel relations are managed centrally. Macquarie Parking’s size enables it to mitigate the risk of a downturn or competitive impact in particular locations or markets due to the diversity of its operations. In addition, its size provides it with the ability to take advantage of incremental growth opportunities in any of the markets it serves as it generally has more capital resources than single facility operators to apply toward those opportunities.

          The nationwide presence of Macquarie Parking also allows it to provide “one stop shopping” to Internet travel agencies, airlines and major corporations that seek to deal with as few suppliers as possible.

The marketing programs of Macquarie Parking and its relationships with national distribution channels are generally more extensive than those of its industry peers. Macquarie Parking markets and provides discounts to numerous group affiliations, tour companies, airlines and online travel agencies. We believe most air travelers have never tried off-airport parking facilities and Macquarie Parking uses these relationships to attract these travelers as new customers.

          Most of Macquarie Parking’s customers fall into two broad categories: business travelers and leisure travelers. Business travelers are typically much less price sensitive and tend to patronize those locations that emphasize service, particularly prompt, consistent and quick shuttle service to and from the airport. Shuttle service is generally provided within five minutes of the customer arriving at the parking facility, or the airport, as the case may be. Leisure travelers often seek the least expensive parking, and Macquarie Parking offers substantial discounts and coupon programs to attract leisure travelers. In addition to reserved parking and shuttle services, Macquarie Parking provides other services at some parking facilities to attract customers to the particular facility and/or to earn additional revenue at the facility, such as car washes or auto repairs, either at no cost to the customer or for a fee.

Locations

          Macquarie Parking provides off-airport parking services at the following airports. Each airport is ranked according to the number of passenger enplanements (passengers boarding airplanes) sourced from FAA data for 2002.

		Acres

Airport (Number of Macquarie Parking Facilities)	Ranking	Owned	Leased

The William B. Hartsfield Atlanta International Airport(1)	1	12.5	—
Chicago O’Hare International Airport(1)*	2	5.9	1.0
Dallas/ Forth Worth International Airport(1)	4	—	8.0
Phoenix Sky Harbor International Airport(3)	5	10.8	8.0
Denver International Airport(1)	6	40.3	—
San Francisco International Airport(1)	11	0.9	9.9
Newark Liberty International Airport(4)**	12	15.4	17.0
John F. Kennedy International Airport(1)*	14	2.7	1.7
Philadelphia International Airport(1)*	18	—	1.5
LaGuardia Airport(1)*	21	—	4.9
Pittsburgh International Airport(1)	26	23.3	29.0
Metropolitan Oakland International Airport(3)	33	8.2	19.2
Memphis International Airport(1)	36	8.3	8.0
Bradley International Airport(3)*	49	—	39.5

Total		128.3	147.7

*	Denotes valet parking facility(ies) at airport.

**	Denotes valet parking facility at two of the facilities at airport. One of the other facilities is a contracted employee parking facility.

Marketing

          The Macquarie Parking marketing team develops new products in order to maximize revenue growth, including internet reservation capability, opening new distribution channels, improving the product offering for corporate accounts and providing personalized web pages and activity reports for corporate accounts. For example, Macquarie Parking’s Express Club provides a premium service and discounts for the highest turnover valet customers in return for an annual membership fee. Further, following the events of September 11, 2001, members of the management team of our airport parking business and others established AirportDiscountParking.com, the first nationwide alliance of off-airport parking businesses which have locations at over fifty airports in the United States. In relation to Avistar, which was at the time a separate entity, revenue generated from internet coupons increased from 9% of revenue in September 2001 to approximately 25% of revenue by the end of calendar year 2002. Promotional agreements with airlines and traditional and internet travel agencies attracted prospective customers to the AirportDiscountParking.com websites for coupons, maps and directions. Since its inception, we believe AirportDiscountParking.com has accelerated the rate at which new customers are attracted to try Macquarie Parking’s parking services for the first time.

          Macquarie Parking’s facilities operate under various trade names. Macquarie Parking uses the Parking Company of America name pursuant to a perpetual trademark licensing agreement.

Competition

          Competition in our airport parking business exists on a local basis at each of the airports at which Macquarie Parking operates. Generally, airport parking facilities compete on the basis of location (relative to the airport and major access roads), quality of facilities (including whether the facilities are covered or not), type of service provided (self-park or valet), security, service (especially relating to shuttle bus transportation), price and marketing. Macquarie Parking faces direct competition from the on-airport parking facilities owned by each airport owner, many of which are located closer to passenger terminals than Macquarie Parking’s locations. Airports generally have significantly more parking spaces than Macquarie Parking does and provide different parking alternatives, including self-park short-term and long-term, off-airport lots and valet parking options. However, as the airports are government-owned, competitive dynamics of service and pricing are generally different than those experienced with privately owned competitors. The airports generally do not view parking operations as their core function, and their pricing strategy is often driven by the fiscal state of the airport authority, which often leads to sudden high price increases. Macquarie Parking also faces competition from existing off-airport competitors at each airport. While each airport is different, there generally are significant barriers to entry preventing new off-airport competitors from entering the markets in which Macquarie Parking operates, including limited availability of suitable land of adequate size near the airport and major access roads, and zoning restrictions. While competition is local at each of the airports at which Macquarie Parking operates, Macquarie Parking competes with several larger off-airport competitors, including parking management companies such as InterPark Holdings, Inc., Ampco System Parking Inc. and Central Parking Corporation, that have operations at five or more U.S. airports. In each market in which it operates, Macquarie Parking also faces competition from smaller, locally owned independent parking operators, as well as from hotels or rental car companies that have their own parking facilities. Some present and potential competitors have or may obtain greater financial and marketing resources than we do, which may negatively impact our ability to compete at each airport or to compete for acquisitions.

          Indirectly, Macquarie Parking faces competition from other modes of transportation to the airports at which it operates, including public transportation, airport rail links, taxis, limousines and drop-offs by friends and family.

          Macquarie Parking faces competition from other large off-airport parking providers in gaining access to marketing and distribution channels, including internet travel agencies and airlines.

Regulation

          Our airport parking business is subject to federal, state and local regulation relating to environmental protection. Macquarie Parking owns a parcel of real estate that covers an area of land for which a third party has been identified as a potentially responsible party by the Environmental Protection Agency. Although Macquarie Parking did not own the property at the time the contamination is believed to have occurred, Macquarie Parking has purchased an environmental insurance policy for the property as an added precaution against any future claims. The policy expires in July 2007 and is renewable.

          Macquarie Parking transports customers by shuttle bus between the airport terminals and its parking facilities, and its shuttle operations are subject to the rules and policies of the local airport. The airports are able to regulate or control the flow of shuttle buses. Some airport authorities require permits and/or levy fees on off-airport parking operators for every shuttle trip to the terminals. These regulations have not materially affected our airport parking business to date. If fees were to be significantly increased, we would seek to pass the increases on to Macquarie Parking’s customers through higher parking rates, which could result in a loss of customers.

          The FAA and TSA generally have the authority to restrict access to airports as well as imposing parking and other restrictions near the airport sites. The TSA generally prohibits parking within 300 feet of airport terminals during times of heightened alert. While we believe that existing regulations or the present heightened security alerts at airports may be relaxed in the future, the existing 300 feet rule may be of benefit to Macquarie Parking as in some cases it has prevented its on-airport competitors from using a number of their existing parking spaces.

          In addition, municipal and state authorities sometimes directly regulate parking facilities. In addition, Macquarie Parking also may be affected periodically by government condemnation of its properties, in which case it is generally compensated. As a parking facility owner and operator, it is also affected periodically by changes in traffic patterns and roadway systems near its properties. Macquarie Parking is also affected by laws and regulations (such as zoning ordinances) that are common to any business that deals with real estate.

Management

          The day-to-day operations of Macquarie Parking are managed by an operating management team located at head offices in Downey, California and Newark, New Jersey. The operating management team has an average of 17 years experience in the parking industry, including an average of five years with either PCAA or Avistar. Each site is operated by local managers who are responsible for all aspects of the operations at their site. Responsibilities include ensuring that customer requirements are met by the staff employed at their site and that revenue from the sites is collected and expenses incurred in accordance with internal guidelines.

Employees

          As of September 30, 2004, Macquarie Parking employed approximately 700 individuals. Approximately 22% of its employees are covered by collective bargaining agreements. We believe that employee relations at Macquarie Parking are good.

Properties

          Macquarie Parking has 23 off-airport parking facilities located at 14 airports throughout the United States. The land on which the facilities are located is either owned or leased by Macquarie Parking. The material leases are generally long-term in nature. The table above under “— Locations” describes the nature of the properties where these facilities are located.

          Macquarie Parking also leases office space for its head office in Downey, California. We believe that the leased facility is adequate to meet current and foreseeable future needs.

          Macquarie Parking operates a fleet of shuttle buses to transport customers to and from the airports at which it operates. The buses are either owned or leased. The total size of the fleet is approximately 143 shuttle buses. Some routine maintenance is performed by its own mechanics, while Macquarie Parking outsources more significant maintenance. We believe that these vehicles are generally well maintained and adequate for present operations. Macquarie Parking replaces the shuttle fleet approximately every three to five years.

Legal Matters

LLC Agreement

          We will own our airport parking business through our indirectly wholly owned subsidiary PCAA Holdings, which will own 87.1% of PCAA Parent, which, in turn, owns Macquarie Parking. The affairs of PCAA Parent are governed by its LLC agreement. PCAA Parent has a board of directors and, following the closing of this offering, PCAA Holdings will have the right to appoint all members to the board of directors. Pursuant to the LLC agreement, most major decisions are referred to the board of directors of PCAA Parent, where decisions are made by majority vote.

Legal Proceedings

          Macquarie Parking is currently not party to any material legal proceedings.

Our District Energy Business

Overview

          Our district energy business comprises Thermal Chicago and a 75% interest in Northwind Aladdin. We also intend to acquire all of the senior debt of Northwind Aladdin.

          Thermal Chicago operates the largest district cooling system in the United States, which serves 97 customers under long-term contracts in downtown Chicago and one in Illinois outside of Chicago. Our district energy business provides chilled water from five modern plants located in downtown Chicago through a closed loop of underground piping for use in the air conditioning systems of large commercial, retail and residential buildings in the central business district. The first of the plants became operational in 1995, and the most recent came on-line in June 2002. The total capacity of the downtown system is 81,900 tons of chilled water with deliverable capacity of approximately 92,000 tons due to reduced rate arrangements with interruptible customers who, when called upon, meet their own cooling needs during peak times.

          The table below provides summary data regarding the useable capacity of the downtown Chicago plants:

Plant	Capacity (Tons)

P-1	19,200
P-2	21,700
P-3	15,500
P-4	17,500
P-5	8,000

          Thermal Chicago also owns a site-specific heating and cooling plant, P-6, that serves a single customer in Illinois outside of Chicago. The capacity of the P-6 plant for chilled water is 4,900 tons and for heating is 58.2 million British Thermal Units, or BTUs, of heating per hour.

          Thermal Chicago had 2003 revenues of $31.3 million and 2003 operating income of $8.9 million.

          Northwind Aladdin owns and operates a stand-alone facility that provides cold and hot water (for chilling and heating, respectively) and back-up electricity generation to the Aladdin resort and casino and the adjacent Desert Passage shopping mall in Las Vegas, Nevada. Services are provided to both customers under long-term contracts that expire in 2020 with 90% of cash flows generated from the contract with the Aladdin resort and casino.

          The Northwind Aladdin plant has been in operation since 2000 and has the capacity to produce 9,270 tons of chilled water, 40 million BTUs of heating per hour and approximately 5 megawatts of electricity.

          We intend to acquire an indirect 75% equity interest in Northwind Aladdin and 100% of its senior debt. The remaining 25% equity interest is owned by Nevada Electric Investment Company, or NEICO, an indirect subsidiary of Sierra Pacific Resources.

          Northwind Aladdin had 2003 revenues of $7.2 million and 2003 operating income of $4.0 million.

Industry Overview

          District energy is the provision of chilled water, steam and/or hot water to customers from a centralized plant through underground piping for cooling and heating purposes. A typical district energy customer is the owner/manager of a large office or residential building or facilities such as hospitals, universities and other municipal buildings. District energy systems exist in most major North American and European cities where cooling and heating is essential, some of which have been in operation for over 100 years. District energy is not, however, an efficient option for suburban areas where customers are widely dispersed.

          In relation to district cooling, water is obtained from the municipal system and is chilled using electric chillers. Within the plant, a refrigerant gas is compressed into a liquid state. This liquid refrigerant is piped into a larger (less pressurized) chamber, allowing it to expand. The chamber is surrounded by water pipes. As part of the expansion process, the refrigerant absorbs heat from the water in the pipes into the expanding gas, causing the water to be chilled. The chilled water is then sent down a system of underground pipes to buildings where the thermal energy (cold temperature) is transferred into the buildings’ internal systems. System water does not mix with in-building water; instead the thermal energy is transferred via a heat exchanger. Water is then returned to the plant for re-chilling through the same system. While the process is relatively simple, operating a district energy system at high levels of availability and optimum levels of efficiency is complex. The key operating risks are limited primarily to the availability of electricity (i.e., blackouts) and general system breakdowns (in either plant or distribution systems).

          District heating is the provision of steam or hot water through pipes for use as a heating source. The steam is generated through the burning of fuel to boil water in a boiler. The steam is distributed through underground piping. After the steam is used to heat the customer’s facility, the condensed steam is returned to the central plant.

          Revenues from providing district energy services under contract are usually comprised of fixed capacity payments and variable usage payments. Capacity payments are made regardless of the actual volume of hot or cold water used. Usage payments are based on the volume of hot or cold water used.

          District energy provision is largely unregulated in the United States, although each multi-customer system usually has an agreement with the city in which it operates that provides permission to lay pipes under the streets (generally in the form of a use agreement or concession). The plans for laying of these pipes need to be drawn up and provided to the city engineers for approval. Our district energy business is not subject to specific government regulations, however our downtown Chicago operations are operated subject to the terms of a Use Agreement with the City of Chicago. See “— City of Chicago Use Agreement.”

     Strategy

          We believe that we can grow our district energy business through internal growth via capital expenditure and through acquisitions.

          Internal Growth. We plan to grow revenues and profits by increasing the output capacity of Thermal Chicago’s plants in downtown Chicago. We anticipate spending up to $7 million over the next three years which, in conjunction with Thermal Chicago’s operational strategy, will increase the saleable capacity of the Chicago downtown system by 13,000 tons. In addition, further minor system modifications can be made that will increase capacity by 3,000 tons in 2005. A portion of this increased capacity will be used to accommodate four customers who will automatically convert from interruptible to continuous service in 2006, with the balance sold to new or existing customers. We anticipate that the expanded capacity sold to new or existing customers will be under contract or subject to letters of intent prior to Thermal Chicago committing to the capital expenditure.

          Acquisitions. We will seek to grow our district energy business through acquisitions of other district energy systems on favorable economic terms. The ownership of district energy systems in the United States is highly fragmented and we believe the sector has potential for consolidation. Also, a number of diversified electric utilities with non-core district energy operations may seek to sell their systems. We anticipate that these systems, once acquired, will continue to be operated under the direct control of local management.

     Business — Thermal Chicago

Customers

          Thermal Chicago has 97 customers in downtown Chicago and one outside Chicago that comprise a diverse customer base consisting of retail stores, office buildings, residential buildings, theaters and government facilities. Customers include a number of landmark Chicago buildings. Office and commercial buildings comprise approximately 70% of the customers. No one customer accounts for more than eight percent of total contracted capacity and only four customers account for more than five percent of total contracted capacity each. The largest 21 customers account for approximately 70% of contracted capacity.

          Our downtown business has sold 85,488 tons of chilling capacity pursuant to contracts under which it is obligated to provide continual service and 10,129 tons of chilling capacity to interruptible customers, whose service may be discontinued at any time and in who in return pay lower prices for the service. Thermal Chicago is able to sell continual service capacity in excess of the capacity of its system (81,900 tons) because customers do not all use their full capacity at the same time. Historically, because of this diversity in customer usage patterns, Thermal Chicago has had to discontinue service to interruptible customers only once. Four of these interruptible customers will become customers requiring continual service in 2006. The total capacity contracted to these four customers is approximately 6,700 tons and Thermal Chicago has the ability to increase output capacity to accommodate this conversion with minimal capital expenditure. The conversion of these customers will lead to revenue increases of approximately $1 million per year as these customers will lose the discounts currently applicable to interruptible customers.

Customer Contracts — General

          Thermal Chicago enters into contracts with the owners of the buildings to which the chilling service is provided. The terms of customer contracts vary from customer to customer; however, there are a number of contract terms that are generally consistent across all customers. The majority of customer contracts expire in the period from 2016 to 2020. The weighted average life of customer contracts (by capacity) as of April 1, 2004 is approximately 15 years.

Customer Contract Expiry

          At expiration, 63% of our customer contracts either automatically renew unless our district energy business terminates them or are silent in relation to renewal. This effectively gives Thermal Chicago the ability to reprice these contracts at expiry subject to agreement with the customer. The automatic renewal terms range from five to ten years. The rest of the customer contracts provide the customer with the option to renew the contract at the existing contract pricing for similar renewal terms of five to ten years.

          Because of a lack of competition from other district energy systems and district energy’s advantages over alternative sources of cooling for customers, we believe that a substantial majority of existing contracts of Thermal Chicago will be renewed at expiry. See “— Competition.”

Contract Pricing

          Under the customer contracts, customers pay two charges to receive chilling services: a fixed charge, or capacity charge, and a variable charge, or consumption charge. The capacity charge is a fixed monthly charge based on the capacity of chilled water that Thermal Chicago has contracted to make available to the customer. The consumption charge is a variable charge based on the volume of chilled water actually used during a billing period. Approximately half of the revenues of Thermal Chicago come in the form of capacity charges and the balance in the form of consumption charges.

          Adjustments to the capacity charge and consumption charge occur periodically, typically annually, either based on changes in certain economic indices or, under some contracts, at a flat rate. Thermal Chicago makes the necessary adjustments and then invoices the customer appropriately. Capacity charges generally either increase at a fixed rate or are indexed to the Consumer Price Index, or CPI, which is a broad measure of inflation. Consumption charges are generally indexed to changes in a number of economic indices. These economic indices measure changes in the costs of electricity, labor and chemicals in the region in which Thermal Chicago operates. While the indices used vary from contract to contract, consumption charges in 90% of contracts (by capacity) are indexed to indices weighted at least 50% to increases in the cost of electricity with the balance indexed to costs of labor and chemicals.

          This weighting is comparable to the composition of direct expenses, approximately 40% of which are for electricity. Each of the five downtown plants has contracted to purchase electricity under rates that are optimal for the electricity usage profile of the plants as a portfolio. Electricity markets in Illinois are currently scheduled to be deregulated on January 1, 2007. At present, electricity prices in Illinois are effectively frozen, and it is likely that once deregulation occurs, prices will increase and become more volatile. While the inclusion of electricity costs in the indices used to adjust consumption charges significantly protects operating income in the event of an increase in electricity prices in Illinois, our district energy business is exposed to the risk that its actual unit cost of electricity could increase by more in relative terms than the electricity index included in the indices used to index consumption charges. This could occur because the electricity index used is an index that reflects the cost of electricity across a broad geographic region in the Midwest of the United States that may not necessarily exactly reflect the electricity costs of Thermal Chicago in Chicago. An increase in the volatility of electricity prices subsequent to deregulation could exacerbate any divergence between changes in our actual unit costs of electricity and changes in the electricity index.

Other Contract Terms

          Events of Default and Contract Termination. Customer contracts generally permit termination by the customers if, after an appropriate cure period, Thermal Chicago fails to provide the chilled water service or otherwise fails to comply with the terms of the contract. Thermal Chicago can terminate the contracts if, after an appropriate cure period, customers fail to make payments to it or otherwise fail to comply with the terms of the contract.

          Make Whole Payments. Except for two contracts that comprise less than 1% of capacity sold, if a customer wishes to terminate a contract early or Thermal Chicago terminates the contract for customer default, then the customer is required to pay a lump sum. While the formulas vary across contracts, the basic principle is that the lump sum payment enables Thermal Chicago to recover a portion of the capital that it invested to provide the service to the customer.

          System Failure Damage. If the chilling system fails for reasons other than temporary shutdown for maintenance or force majeure and Thermal Chicago defaults under its contracts, it is generally liable to some degree for damages to the customer. The most common forms of system failure damages provided by the terms of the customer contracts are:

•	capacity charges are abated, typically after three to five consecutive days of no chilled water service;

•	our district energy business becomes responsible for all resulting losses and damages; and

•	our district energy business becomes responsible for all costs of renting and installing temporary chilling equipment.

          Losses and damages are typically defined in the contracts, and in these cases are restricted to physical damages to property, etc. Some contracts are vague in regard to the definitions of losses and damages and therefore give rise to the risk of suit for consequential damages. As a result of these potential damages, Thermal Chicago operates with a high level of reliability and the necessary level of redundancy.

          Change of Ownership Assignment. Generally, the customer requires the consent of Thermal Chicago to assign its obligations under the contract (which may occur if the customer wishes to sell the property to which we provide service). In some cases, the contract may be assigned without the consent of Thermal Chicago, provided that the assignee meets certain credit standards.

Operations

          Each chilling plant is manned when in operation and has a central control room from which the plant can be operated and monitored and customer site parameters can be monitored and controlled. The plant operators can monitor, and in some cases control, the functions of other plants allowing them to cross-monitor critical functions at the other plants when those plant operators are out of their respective control rooms. The control room at Plant 2 is set up as the primary system control room with extensive monitoring and control functions and is where the majority of day-to-day system operating decisions are made.

          Since the commencement of operations, there have been no unplanned interruptions of service to any customer. Occasionally, Thermal Chicago has experienced plant or equipment outages due to electricity loss or equipment failure; however, in these cases Thermal Chicago had sufficient idle capacity to maintain customer loads. When maintenance work performed on the system has required customer interruption, Thermal Chicago has been able to coordinate its operations for periods of time to meet customer needs. The effect of major electric outages is generally mitigated since both customers and the plants are equally affected; the plants affected by the outage cannot produce cooling and affected customers are unable to use the cooling service.

          Corrective maintenance is typically performed by qualified contract personnel and off-season maintenance is performed by a combination of plant staff and contract personnel.

          The largest and most variable direct expense of the operation is electricity. As a consequence, operating personnel manage this cost in accordance with a strategy that takes into account system hydraulic requirements and the costs and efficiencies of each plant based on their design, operation and the electricity rate plan. Also, four of the downtown plants have large tanks in which ice can be made overnight to store thermal energy when electricity costs are generally lower. This ice is then used during the day to chill water when electricity costs are highest.

Competition

          Thermal Chicago is not subject to substantial competitive pressures. Pursuant to customer contracts, customers are generally not allowed to cool their premises by means other than chilled water service provided by our district energy business. The exception is when Thermal Chicago cannot or chooses not to provide additional capacity. The customer also may be allowed to operate separate cooling units to be used as back-up for critical operations.

          In addition, the major alternative cooling system available to building owners is the installation of a stand alone In-House Heating, Ventilation and Cooling System (HVAC). While we consider that competition from HVAC exists, we do not consider that it has a material impact on the likelihood that the current contracts will be renewed with existing customers at their scheduled maturity. Installation of a HVAC system requires significant building reconfiguration and space and capital expenditure and our district energy business can take advantage of economies of scale in terms of plant efficiency, staff and fuel sourcing.

          We believe competition from an alternative district energy system in the Chicago downtown market is unlikely. There are significant barriers to entry including the significant capital investment required, the need to obtain City of Chicago consent and the difficulty in obtaining sufficient customers given the number of buildings in downtown Chicago already committed under long-term contracts to the use of the system owned by Thermal Chicago.

City of Chicago Use Agreement

          Thermal Chicago is not subject to specific government regulation, but our downtown Chicago operations are operated subject to the terms of a Use Agreement with the City of Chicago. The Use Agreement establishes the rights and obligations of our district energy business with the City of Chicago for the utilization of certain public ways of the City of Chicago for the operation of our district cooling system in downtown Chicago. Under the Use Agreement, Thermal Chicago has a non-exclusive right to construct, install, repair, operate and maintain the plants and facilities essential in providing district cooling chilled water and related air conditioning service to customers. The principal provisions of this agreement are summarized below:

•	Thermal Chicago is required to pay annual compensation to the City of Chicago for the right to use the public ways in the amount of the greater of (i) $552,000 or (ii) 3% of the total revenue related to the operation, lease, exchange or use of our district cooling system, subject to the City of Chicago’s right to adjust compensation every five years. If the compensation rate is adjusted to exceed 4% of total revenue then Thermal Chicago has certain rights, including arbitration, to dispute the rate increase. Thermal Chicago also pays certain surcharges for our use of the City of Chicago’s tunnels;

•	the City of Chicago retains the right to use the public ways for a public purpose and may request that Thermal Chicago remove, modify, replace or relocate its facilities at our own expense;

•	Thermal Chicago is required to post a surety bond or provide a letter of credit in the amount of $5 million to ensure its performance obligations;

•	the City of Chicago has the right to contract with Thermal Chicago and its affiliates for the provision of a chilled water service under no less favorable than the most advantageous terms and conditions offered to and accepted by any other customers of Thermal Chicago in similar or identical transactions;

•	any expansion of Thermal Chicago’s plants and facilities requires approval by ordinance of the City Council of Chicago; and

•	a prior approval of the City Council of Chicago will be required in the event of a change in control or any transfer or assignment of the Use Agreement.

          The Use Agreement expires on December 31, 2020. Any proposed renewal, extension or modification of the Use Agreement will be subject to the approval by the City Council of Chicago. Prior to the expiration date, the agreement may be terminated by the City of Chicago for uncured material breaches of its terms and conditions by Thermal Chicago. If Thermal Chicago installs any facilities that are not properly authorized under the Use Agreement or if the district cooling system does not conform with the standards generally applied by the City of Chicago, the City of Chicago may impose upon Thermal Chicago liquidated damages in the amount of $6,000 per day if we fail to remove, modify, replace or relocate its facilities when requested by the City of Chicago.

Management

          The Thermal Chicago management team has a broad range of experience that includes engineering, construction and project management, business development, facility operations and maintenance, project consulting, energy performance contracting, and retail electricity sales. The team also has significant financial and accounting experience.

Employees

          Thermal Chicago has 33 full-time employees and one part-time employee. The 26 plant staff are employed under the terms of contracts with the International Union of Operating Engineers. These contracts run for three years and expire on January 14, 2006.

Business — Northwind Aladdin

Customers

          Approximately 90% of Northwind Aladdin’s cash flows are generated from a long-term contract with the Aladdin resort and casino, with the balance generated from a contract with the Desert Passage shopping mall. The Aladdin resort and casino is located at the center of Las Vegas Boulevard in Las Vegas and includes a 2,567 room hotel, a 100,000 square foot casino and a 75,000 square foot convention and conference facility.

          In 2001, the then owner of the Aladdin resort and casino filed for bankruptcy protection under Chapter 11. Pursuant to a settlement agreement approved by the bankruptcy court, Opbiz, LLC, a consortium comprised of Starwood Hotels and Resorts, Robert Earl, the chairman of Planet Hollywood, and Bay Harbor Management acquired the Aladdin resort and casino in September 2004 for approximately $600 million including the assumption of debt and equity commitments. Opbiz also assumed the obligations of the Aladdin resort and casino under the contract with Northwind Aladdin.

Contracts

          The existing customer contracts with Aladdin resort and casino and the Desert Passage shopping mall both expire in February 2020. At expiry of the contracts, the plant will either be abandoned by Northwind Aladdin and ownership will pass to the Aladdin resort and casino for no compensation, or the plant will be removed by Northwind Aladdin at the cost of the Aladdin resort and casino.

Operations

          The Northwind Aladdin plant has been in operation since 2000 and has the capacity to produce 9,270 tons of chilled water, 40 million BTU of heating per hour and approximately 5 megawatts of electricity. The plant has a central control room which is manned 24-hours a day. The plant supplies district energy services to its customers via an underground pipe system.

Management/ Employees

          Northwind Aladdin has seven employees.

Properties

          Thermal Chicago owns or leases six plants as follows:

Plant Number	Ownership or Lease Information

P-1	Thermal Chicago has a long-term ground lease until 2043 with an option to renew for 49 years. The plant is owned by Thermal Chicago.
P-2	Property and plant are owned by Thermal Chicago.
P-3	Thermal Chicago has a ground lease that expires in 2017 with a right to renew for ten years. The plant is owned by Thermal Chicago but the landlord has a purchase option over one-third of the plant.
P-4	Thermal Chicago has a ground lease that expires in 2016 and we may renew the lease for another 10 years for the P-4B plant unilaterally, and for P-4A, with the consent of the landlord. Thermal Chicago acquired the existing P-4A plant and completed the building of the P-4B plant in 2000. The landlord can terminate the service agreement and the plant A premises lease upon transfer of the property, on which the A and B plants are located, to a third party.
P-5	Thermal Chicago has an exclusive perpetual easement for the use of the basement where the plant is located.
P-6	Thermal Chicago has a contractual right to use the property pursuant to a service agreement. Thermal Chicago will own the plant until the earliest of 2025 when the plant reverts to the customer or until the customer exercises an early purchase option.

          Northwind Aladdin’s plant is housed in its own building on a parcel of land within the perimeter of the Aladdin resort and casino which is leased from the owner. The lease is co-terminus with the supply contract with the Aladdin resort and casino. The plant is owned by Northwind Aladdin and upon termination of the lease the plant is required to either be abandoned or removed at the landlord’s expense.

Legal Matters

Stock Purchase Agreement with Exelon in Relation to Thermal Chicago

          Pursuant to a stock purchase agreement, MDE acquired Thermal Chicago from a wholly owned subsidiary of Exelon Corporation, or Exelon, in June 2004. By purchasing MDEH, which is the parent of MDE, we will benefit from the protective provisions of the stock purchase agreement between MDE and Exelon. Pursuant to the stock purchase agreement, Exelon has provided MDE with the usual representations, warranties and indemnities. Specific limitations on these indemnities include:

•	there is no liability under the stock purchase agreement for breaches of representations and warranties or covenants or under the specific indemnities for off-site disposal of hazardous materials and pending litigation and disputes until the aggregate of claims for such breaches and indemnities exceeds a $1 million deductible, from which point the indemnity is available for all claims beyond that point. Liability for claims other than those described above are not subject to such threshold; and

•	Exelon’s indemnity is capped at $30 million for most matters covered by the indemnification provisions. Significant exceptions include breaches of key representations and warranties regarding due organization and status, authority and enforceability, capital stock and subsidiaries and the specific indemnity provision for pre-closing tax liability, for which the cap is the purchase price of $135 million.

Purchase Agreements with Exelon in Relation to Northwind Aladdin

          Pursuant to certain purchase agreements between MDE and Exelon, MDE acquired indirectly through the acquisition of all of the shares of ETT Nevada, Inc. a 75% equity interest in Northwind Aladdin and separately all of the senior debt in Northwind Aladdin from a wholly owned subsidiary of

Exelon in September 2004. Because we are acquiring MDEH, the holding company for MDE, we will benefit from the protective provisions of these purchase agreements. Pursuant to these purchase agreements, Exelon has provided MDE with customary representations, warranties and indemnities. Specific limitations on these indemnities include:

•	there is no liability under the purchase agreements for breaches of representations and warranties or covenants or under the specific indemnities for off-site disposal of hazardous materials and pending litigation and disputes until the aggregate of claims for such breaches and indemnities exceeds a $200,000 deductible, at which point the indemnity is available for all claims in excess of $200,000. Liability for claims other than those described above is not subject to such threshold; and

•	Exelon’s indemnity is limited to $6 million for most matters covered by the indemnification provisions. Significant exceptions include breaches of key representations and warranties regarding due organization and status, authority and enforceability, capital stock and subsidiaries and the specific indemnity provisions for pre-closing tax liability and the ownership or business operations of Northwind Las Vegas LLC, a former subsidiary of ETT Nevada, Inc., for which the cap is the purchase price.

Northwind Aladdin LLC Limited Liability Company Agreement

          Northwind Aladdin LLC’s limited liability company agreement, or the operating agreement, dated March 18, 1999 (as amended on March 15, 2002) provides for, among other things, the ownership rights of its members, Nevada Electric Investment Company, or NEICO, and ETT Nevada, Inc., respectively. The operating agreement provides that the business and affairs of Northwind Aladdin are managed by or under the direction of a board of managers to which ETT Nevada, Inc. is entitled to appoint three members and NEICO is entitled to appoint one member. Provided all members of the board of managers are present, decisions of the board of managers require the approval of three of the four directors, except for certain reserved matters, including approval of the budget and capital calls, which require unanimous approval. With respect to amendments to the operating agreement, the approval of members owning not less than 80% of the interests is required in addition to unanimous board approval. In the event of a deadlock, the dispute is referred to the chief executive officers of the ultimate parent companies of the members and, if the deadlock remains unresolved, the members can elect to exercise a buy-out mechanism.

Terms of Senior Secured Notes Issued by MDE

          Under the terms of the senior secured notes issued by MDE, MDE and its subsidiaries are required to either:

•	confirm that they are not subject to regulation by the Public Utilities Commission of Nevada; or

•	obtain a certificate of public convenience and necessity from the Public Utilities Commission of Nevada.

          If MDE and its subsidiaries are unable to meet the above requirements the debt service coverage ratio calculation with respect to the senior secured notes will be adjusted to exclude from cash flow the revenue, but not the operating, maintenance and capital expenditure costs, derived from Northwind Aladdin’s operations unless an indemnity is obtained from the direct or indirect parent of MDE that satisfies certain creditworthiness requirements.

Legal Proceedings

          Our district energy business is currently not party to any material legal proceedings.

Our Interest in Yorkshire Link

Overview

          Connect M1-A1 Limited operates the M1-A1 Link Road, or Yorkshire Link, a highway of approximately 19 miles in length that links the M1 and M62 highways south of Leeds and the A1 highway south of Wetherby in England. Connect M1-A1 Limited is responsible under a concession with the U.K. government’s Transport Secretary for the design, building, financing and operation of Yorkshire Link, until 2026. Yorkshire Link is part of the U.K. national highway network and provides a major road link for both national and regional traffic. It also serves a local function by providing a bypass around Leeds and access for employment in the East of Leeds area. Connect M1-A1 Limited had revenue of £46.3 million and operating income of £32.4 million during the year ended March 31, 2004.

          In return for building and operating Yorkshire Link, Connect M1-A1 Limited receives revenues under a shadow tolling system. Under a shadow tolling system, road users do not pay tolls; instead, the U.K. government pays fees or “shadow tolls” to Yorkshire Link based on the volume of user traffic on Yorkshire Link. Revenue is subject to a predetermined cap, but is protected from reductions in traffic to the extent that projected traffic exceeds the capped revenue level. Traffic has been steadily growing and has been relatively stable and predictable.

          We will hold our interest in Yorkshire Link through Macquarie Yorkshire, which in turn owns 50% of CHL, which owns 100% of Connect M1-A1 Limited. The remaining 50% interest in CHL is held by Balfour Beatty, one of the U.K.’s leading construction companies, concession owners, infrastructure service operators and maintenance providers, for whom the U.K. road sector is a core business.

Industry Overview

          Toll roads exist in almost every developed country in the world. Using “user pays” tolls to finance the development of essential road infrastructure represents an alternative to imposing general tax increases. Governments in various countries, including Australia and the United Kingdom, faced with fiscal pressures and growing needs for new road infrastructure, have since the 1980s and 1990s sought to have the private sector develop new toll roads. This privatization offers several advantages for governments, including allowing a transfer of development risk, including construction time and costs, actual traffic usage and future maintenance costs, to the private sector.

          Significant impediments limit new road construction, including required governmental and environmental permits and approvals, scarcity of available land on which to build and significant time and upfront construction costs. For example, construction of Yorkshire Link took approximately three years and cost approximately £300 million to build.

          Operational toll roads are generally attractive to owners in that road traffic growth, and therefore revenue growth, has historically been quite resilient. Since 1950, road traffic in the United Kingdom has averaged 4.5% annual growth and has experienced only two year-on-year declines.

          The use of shadow toll road programs has an established history of operations in the United Kingdom. Yorkshire Link is one of eight shadow toll road programs implemented by the U.K. government since 1996 and was one of the first road programs procured under the U.K. government’s Private Finance Initiative. As compared to a toll road, the shadow tolling system provides a benefit to owners by not requiring the construction and staffing of tollbooths. Furthermore, the only revenues that need to be accounted for are for payments that are received monthly from the Transport Secretary. Drivers, in turn, do not have to contend with the delays caused by tollbooths.

Business

Operations

          In March 1996, Connect M1-A1 Limited signed a concession with the Transport Secretary to design, build, finance and operate Yorkshire Link for a 30-year contract term in return for shadow tolling revenues. Pursuant to the concession, Yorkshire Link must be operated and maintained by Connect M1-A1 Limited throughout the 30-year period. The concession expires in 2026, when Connect M1-A1 Limited will no longer be entitled to receive revenues and will not be responsible for the maintenance of Yorkshire Link.

          Construction on Yorkshire Link was completed in 1999, and vehicles began using the road that same year. Yorkshire Link is a mature operational phase road with five years of operational history. Therefore, a base level of traffic has been established, and there is substantial management experience within Connect M1-A1 Limited in operating Yorkshire Link.

Concession Revenues

          Pursuant to the concession, shadow toll revenue paid by the Transport Secretary is based on two factors:

•	Traffic Volume. The volume of traffic using Yorkshire Link is categorized either as heavy goods vehicles, which are vehicles over 17 feet in length, such as trucks and other vehicles, such as cars and motorcycles. Vehicles are counted by traffic measuring equipment placed along the length of the road. For traffic measurement purposes, the total length of all the sections of Yorkshire Link is 26.3 kilometers (16.4 miles).

•	Fees. A fee per vehicle-kilometers, or vkms, which varies annually, is determined based upon the type of vehicle and the number of vkms traveled in various “bands,” pursuant to a complicated formula discussed in more detail below.

Calculation of Revenue

          The amount payable to Connect M1-A1 Limited for each vkm traveled by heavy goods vehicles and other vehicles is determined through the use of bands. Each vehicle category has four traffic volume bands, and different amounts are payable per vkm in each band.

          Historical revenue calculations under each band are as follows:

          For the concession year ended March 31, 2004, other vehicles traffic was 624.8 million vkms, and revenue calculations were as follows:

	vkms	Payment	Revenue
Band	(in millions)	(pence per vkm)	(£ in millions)

1	0 - 395.2	4.79	£18.9
2	395.2 - 503.2	3.60	3.9
3	503.2 - 645.2	3.15	3.8
4	Over 645.2	0	0

			£26.6

          For the concession year ended March 31, 2004, heavy goods vehicles traffic was 144.6 million vkms, and revenue calculations were as follows:

	vkms	Payment	Revenue
Band	(in millions)	(pence per vkm)	(£ in millions)

1	0 - 124.1	14.08	£17.5
2	124.1 - 144.1	10.80	2.2
3	144.1 - 158.1	14.64	0.1
4	Over 158.1	0	0

			£19.8

          For the concession year ended March 31, 2003, other vehicles traffic was 602.8 million vkms, and revenue calculations were as follows:

	vkms	Payment	Revenue
Band	(in millions)	(pence per vkm)	(£ in millions)

1	0 - 387.5	4.83	£18.7
2	387.5 - 495.5	3.55	3.8
3	495.5 - 637.5	3.11	3.3
4	Over 637.5	0	0

			£25.8

          For the concession year ended March 31, 2003, heavy goods vehicles traffic was 140.5 million vkms, and revenue calculations were as follows:

	vkms	Payment	Revenue
Band	(in millions)	(pence per vkm)	(£ in millions)

1	0 - 121.1	14.25	£17.3
2	121.1 - 141.1	10.66	2.1
3	141.1 - 155.1	14.45	0
4	Over 155.1	0	0

			£19.4

          Each year the bands are adjusted and payments per vkm of traffic in the various bands are subject to a series of escalation adjustments as follows:

•	Band 1 increases in size each year by 2.0% for other vehicles and 2.5% for heavy goods vehicles and Bands 2 and 3 are also increased to maintain a constant width in vkms, and Band 4 has no upper limit. In addition, the payment per vkm of traffic for Band 1 is reduced by an equivalent proportion. The net effect of these changes is that if annual traffic is above Band 1, then the revenue generated from Band 1 remains constant, ignoring the other two revenue adjustments discussed below. The same result applies if annual traffic is above Band 2 and Band 3 — revenue generated from those bands remains constant, ignoring the other two revenue adjustments discussed below;

•	the payments per vkm of traffic in each of the bands are partially indexed to movement in the U.K. Retail Price Index, a measure of inflation in the United Kingdom. Band 1 payments per vkm are escalated by 38% of the Retail Price Index and Bands 2 and 3 by 40% of the Retail Price Index each year;

•	it should be noted that in the absence of traffic growth or inflation, total revenues will decline through time as a consequence of these band adjustments; and

•	a final global factor, which varies from time to time, is applied to the payment per vkm of traffic in all bands. This global factor remains constant until September 2007, when it decreases by 0.2% and then increases in September 2010 by 8.9%. In March 2014, this global factor will have the effect of reducing revenue per vkm significantly, and less significant downward revisions will also occur in 2017 and 2020. These global factors were set in 1996 when the concession was signed, the purpose of which was to ensure that revenues generally followed the underlying cost profile of Connect M1-A1 Limited (as originally projected) and, in particular, its debt service obligations. The current debt repayment schedule recognizes and accommodates these revenue reductions in the future.

          Adjustments are also made for lane closure charges and certain other matters, if required. Lane closure charges have been very minor to date, and they have been largely passed through to subcontractors responsible for such lane closures. The calculation is made within a few months after the end of the concession year when all the required variables have been determined.

          Under the concession, the Transport Secretary makes provisional payments to Connect M1-A1 Limited each month, equal to the previous year’s traffic payment divided by twelve. In practice, it may take a few months to agree on the final traffic payment for each concession year, in which case monthly provisional payments continue at the prevailing rate. When the payment due to Connect M1-A1 Limited under the concession has been finally calculated, there is an annual reconciliation so that any under- or over-payment to date is corrected. The traffic payment for the year ended March 31, 2003 was £45.3 million ($83.5 million). As a result, in the concession year ended March 31, 2004, Connect M1-A1 Limited has received provisional payments of £3.8 million ($7.0 million) per month.

Factors Likely to Affect Future Traffic Flows

          We believe that two new road developments will affect future traffic flows on Yorkshire Link. One is the East Leeds Link, a new road connecting an existing junction near the midpoint of Yorkshire Link to Leeds city center. The other development is the A1(M) improvement between Darrington, south of the M62, and Dishforth, about 35 kilometers north of Yorkshire Link. It will result in the whole of the A1 being widened and improved along sections of the route to dual three-lane roadways to allow for higher speed traffic.

          We expect that the East Leeds Link will modestly increase traffic on Yorkshire Link when it opens, which is assumed to be in 2006. The second road development, the improvement to the A1(M), is currently under construction and is expected to have two separate effects on Yorkshire Link traffic. While construction work necessary to connect the new section of the A1(M) to the existing road is being completed, speed limits will be imposed on the A1, which is expected to take place from August through November in each of 2004 and 2005. This is expected to increase traffic on Yorkshire Link by a modest amount during these periods. However, once construction has finished and the A1(M) has been widened, which is expected to be by the end of 2006, traffic on Yorkshire Link is expected to decrease by a modest amount.

          The West Yorkshire Local Transport Plan, or LTP, published in 2000 sets out the local context for transportation in which Yorkshire Link operates, although Yorkshire Link also carries longer-distance traffic and is less sensitive to local factors than the surrounding local roads. The LTP includes targets for limiting the rate of growth in the region and lists, among other things, the public transportation programs that are being developed. The target for growth of the total traffic on all roads in West Yorkshire is 5% from 1999 to 2006. This compares with U.K. government forecasts for the region of between 8.5% and 15.2% over the same period. Regional traffic actually decreased by 2% from 1999 to 2002 and 2003. Thus, the growth observed on Yorkshire Link has been achieved in spite of lower-than-expected growth of regional traffic.

          The LTP also includes plans for the Leeds Supertram network of three tram lines, which might have a small negative impact on growth of Yorkshire Link traffic. The lines were programmed to be fully operational in 2007, but the project is delayed by a government review of options and will not now be open until 2008 at the earliest.

Operations and Maintenance

          Under the terms of the concession, Connect M1-A1 Limited is responsible for the operation and maintenance of Yorkshire Link. Connect M1-A1 Limited is also responsible for the lighting and associated energy costs and the communications systems on the road. The police are responsible for managing traffic flow, although Connect M1-A1 Limited is required to provide assistance in the event of accidents.

          The operations and maintenance activity and the management of the concession requirements are managed and coordinated by a small operations team consisting of a staff of six seconded from Balfour Beatty, the cost of which is recovered from Connect M1-A1 Limited based on a cost-plus formula. Operations have been substantially subcontracted under short- to medium-term contracts of varying duration, and there are an additional 14 full-time staff members on site from subcontractor organizations.

These subcontractor contracts represent approximately 80% of the routine maintenance costs for the 2003 and 2004 concession year.

          Connect M1-A1 Limited has met the operational requirements of the concession over the five years it has operated and maintained Yorkshire Link. The operations and maintenance requirements of the concession can be described in the following categories:

•	routine operations and maintenance, including landscape management, cleaning work, replacing faulty lighting, repairing fencing and crash barriers resulting from traffic accidents, maintaining the communications and traffic counting equipment, structural inspections, spreading salt and clearing snow and periodically verifying the traffic counting data; and

•	periodic maintenance, consisting mainly of repair, resurfacing and reconstruction work that is required from time to time to restore basic qualities, such as skid resistance, to the road pavement, and to extend the life of the road by adding extra strength to cater to increased traffic loadings.

          There are penalty point and warning notice provisions in the concession that may be imposed if there are deficiencies in the way Connect M1-A1 Limited manages its operations and maintenance responsibilities. Connect M1-A1 Limited has not received any penalty points or warning notices since Yorkshire Link opened.

Traffic Counting

          Traffic is counted by traffic measurement equipment, which has been installed in accordance with the specifications of the U.K. Highways Agency. Traffic is counted in each direction at nine sites that lie between each junction of Yorkshire Link. At each site, each lane, including the hard shoulder, is equipped with a pair of electromagnetic inductive loops buried in the roadway. The loops detect passing vehicles and are recorded by a counter unit. The loops also enable the length of vehicles to be measured in order to categorize vehicles into heavy goods vehicles and other vehicles. Software in the roadside equipment compares the output from adjacent lanes and automatically allows for the effects of vehicles straddling lanes. Periodic reports are generated from the central computer to form the basis of the annual calculation of vkms on which payment to Connect A1-M1 Limited is based. When data is missed, a patching procedure to which the U.K. Highways Agency has agreed is used to estimate the missed vehicles. In addition, traffic flows are recorded on video and compared with loop data for consistency.

Warranty for Defects

          Connect M1-A1 Limited subcontracted the design and building of Yorkshire Link to a construction joint venture consisting of Balfour Beatty CE Ltd. and Skanska Construction U.K. Ltd. In addition to the construction of the new route, the initial construction works included improvements to sections of the existing road.

          The construction joint venture is obligated under a twelve-year warranty for latent defects that expires in 2011. The construction joint venture also has extended the warranty to cover defects in the sections of the road that were in existence when its works began. The construction joint venture has indemnified Connect M1-A1 Limited in respect of any consequential losses, except in relation to the sections of the existing road, and any lane closure charges that may be incurred as a result of such defects. The obligations of the construction joint venture partners are joint and several, and they are supported by guarantees from Balfour Beatty and Skanska AB. Cracking defects have been identified on the road surface on certain sections of Yorkshire Link that have required resurfacing repairs to be carried out at the construction joint venture’s expense. Connect M1-A1 Limited believes any such further defects would be the responsibility of the construction joint venture, which is investigating the problem with the help of its consultants. Connect M1-A1 Limited is waiting to receive a proposal from the construction joint venture as to how the construction joint venture intends to deal with the problem in the longer term.

Employees

          Connect M1-A1 Limited has no employees. All operational staff are either employed by Balfour Beatty and seconded to Connect M1-A1 Limited or employed by the various subcontractors.

Properties

          Connect M1-A1 Limited does not own any real estate. It has a license to occupy the land on which Yorkshire Link has been constructed, and it has a lease over the site used as the maintenance compound for the duration of the concession.

Legal Matters

Shareholders’ Agreement

          Macquarie Yorkshire is party to a shareholders’ agreement with Balfour Beatty that governs the relationship of the shareholders in Connect M1-A1 Holdings Limited (formerly Yorkshire Link (Holdings) Limited) and Connect M1-A1 Limited (formerly Yorkshire Link Limited), a wholly owned subsidiary of CHL. Upon completion of the acquisition of Macquarie Yorkshire, we will become party to the shareholders’ agreement. The shareholders’ agreement effectively requires the consent of Macquarie Yorkshire and Balfour Beatty for any decisions relating to these companies.

          Based on current shareholdings, Macquarie Yorkshire and Balfour Beatty are each allowed to appoint three directors to the boards of CHL and Connect M1-A1 Limited. Voting is pro rata with the shareholding being represented. All routine matters are decided by majority vote. Certain matters are reserved and determined on the basis of approval by not less than 90% of total shares. Such matters include amending the shareholders’ agreement or the constitutional documents of CHL or Connect M1-A1 Limited, the winding up of CHL or Connect M1-A1 Limited, acquisitions and disposals of companies by CHL or Connect M1-A1 Limited, and tendering for new work by CHL or Connect M1-A1 Limited. In addition, certain other matters relating to CHL and Connect M1-A1 Limited are reserved, requiring approval of directors appointed by a shareholder holding not less than 49% of the total shares. The shares of CHL and Macquarie Yorkshire are subject to preemption rights, the waiver of which is a condition precedent to our acquisition of Macquarie Yorkshire, and, in CHL’s case, they also are subject to tag-along rights by shareholders owning more than 5% of the total shares.

          In addition, the shareholders’ agreement requires all post-tax profits to be paid to shareholders as dividends, to the extent permitted by law and subject to making prudent reserves.

Legal Proceedings

          Neither Macquarie Yorkshire nor CHL or Connect M1-A1 Limited is currently a party to any material legal proceedings.

          On March 20, 2004, a fatal road accident occurred on Yorkshire Link. The accident is currently the focus of an ongoing investigation by local police authorities. As part of their investigation, the police have interviewed several employees of Connect M1-A1 Limited and, pursuant to a search warrant, have collected certain documentation from Connect M1-A1 Limited’s offices. No charges have been brought against Connect M1-A1 Limited to date and Connect M1-A1 Limited is fully cooperating with the police investigation.

          Connect M1-A1 Limited’s management has received no further information with respect to the outcome of the police investigation. Connect M1-A1 Limited has conducted an internal investigation and believes that its maintenance of the section of Yorkshire Link where the accident occurred was in compliance with its obligations under the Concession.

          The seller to us of our interest in Yorkshire Link has indemnified us for our proportional share of any loss of revenue, penalties awarded by a court in potential civil or criminal proceedings or imposed by the Transport Secretary under the concession and legal expenses and other costs associated with any claim arising from this accident up to a maximum of £2.75 million.

Our Investment in MCG

Overview

          MCG is an investment vehicle that has been listed on the Australian Stock Exchange (ASX) since August 2002. MCG’s investment mandate is to acquire investments in communications infrastructure, such as broadcast transmission towers, wireless communications towers and satellite infrastructure, around the world. We are investing in MCG because it seeks to provide investors with sustainable dividend yields and the potential for significant earnings and capital growth through investments in communications infrastructure businesses or assets. Currently, MCG’s only investment is a 100% holding in Broadcast Australia, an Australian television and radio broadcast transmission provider.

Business

Operations

          Broadcast Australia is the owner and operator of the most extensive broadcasting tower network in Australia and provides transmission services to the Australian Broadcasting Corporation, or ABC, and Special Broadcasting Service Corporation, or SBS, plus other services to regional television and other media, telecommunications and community organizations. Broadcast Australia operates approximately 600 transmission tower sites located across metropolitan, regional and rural Australia. Broadcast Australia owns or operates under leases at the majority of its sites.

          Broadcast Australia derived approximately 87% of its revenue for the fiscal year ended June 30, 2004 under contracts with ABC and SBS. Generally, the contracts with ABC and SBS are over the long term, often 10 to 15 years. ABC and SBS receive most of their funding from the Australian Commonwealth government under a triennial funding arrangement. The funding allocated by the Commonwealth government for the purposes of broadcast transmission cannot be applied to other uses.

          Broadcast Australia is in the process of rolling out digital transmission services that it is contracted to introduce under its agreements with ABC and SBS. Under the agreements, as Broadcast Australia rolls out digital transmission services across its sites, it will earn additional revenue from the provision of digital broadcasts. The rollout of digital transmission will require significant capital expenditure, which is expected to be funded through an existing AUD 150 million Broadcast Australia debt facility. This debt facility, drawn to AUD 38 million on June 30, 2004, is expected to be fully drawn by its maturity date on June 26, 2006, at which time it will need to be renewed or refinanced.

Future Investments

          It is expected that MCG will make investments in other communications infrastructure businesses or assets in the future, although it will need to raise new equity to fund any significant acquisitions. It is possible that these investments will be partly funded through the issue of new MCG securities. We may have the opportunity to purchase additional MCG securities in such instances; however, we will have no obligation to do so.

Management

          MCG is managed by Macquarie Communications Infrastructure Management Limited, an affiliate of the Manager, which is entitled to a base fee and a performance fee. The base fee is calculated and paid quarterly based on the net investment value (market capitalization plus borrowings and commitments less cash and cash equivalents). The performance fee is paid semi-annually based on MCG’s performance above the S&P ASX 200 Industrials Accumulation Index.

          As described in “Our Manager — Management Services Agreement,” the base fees payable by us to our Manager will be reduced by the fees paid by MCG to the Macquarie Group that are attributable to our interest in MCG. As a result, there is no duplication of base management fees received by members of the Macquarie Group with respect to MCG.

Trading History

          The securities of MCG were listed on the ASX on August 13, 2002 at an issue price of AUD 2.00. The price per MCG security we will pay will be determined on the date on which we enter into the underwriting agreement for this offering, and will be based on recent MCG trading prices. The table below outlines the quarterly trading history of MCG securities in Australian dollars from listing through the quarter ended June 30, 2004. Since its inception, MCG has paid distributions per stapled security of AUD 0.075 on February 12, 2003, AUD 0.08 on August 12, 2003, AUD 0.112 on February 12, 2004 and AUD 0.118 on August 12, 2004.

				Average Daily
Quarter Ended	High Price	Low Price	Closing Price	Volume

	(in Australian dollars)
September 30, 2002	2.02	1.60	1.96	1,159,347
December 31, 2002	2.23	1.86	2.20	379,341
March 31, 2003	2.61	2.10	2.43	332,041
June 30, 2003	3.16	2.42	2.97	343,859
September 30, 2003	3.14	2.80	2.92	369,734
December 31, 2003	3.26	2.83	3.03	361,148
March 31, 2004	3.52	3.02	3.49	204,070
June 30, 2004	3.73	3.35	3.68	201,911
September 30, 2004	4.71	3.60	4.71	209,211
October 1, 2004 through November 4, 2004	5.23	4.61	4.82	291,108

Our Investment in South East Water

Overview

          South East Water, or SEW, is a regulated utility located in southeastern England that is the sole provider of water to almost 600,000 households and industrial customers. It is the second largest water-only company in England, supplying approximately 105 million gallons of water per day to 1.5 million people across two sub-regions. Its supply area covers approximately 1,390 square miles of Kent, Sussex, Surrey, Hampshire and Berkshire.

          We will own 17.5% of SEW through an equivalent holding in Macquarie Luxembourg, which is indirectly the holding company for SEW. We are acquiring this investment because we believe that the cash yields and total returns available from investments in regulated utilities in the United Kingdom are attractive given the mature and transparent regulatory environment. A controlling interest in SEW is held through a controlling interest in Macquarie Luxembourg by the Macquarie European Infrastructure Fund, or MEIF, which is managed by an affiliate of our Manager and which had priority in relation to this investment. MEIF is an unlisted infrastructure investment fund focused on making medium-term investments in infrastructure assets in Europe. We believe MEIF’s approach to the ownership and oversight of SEW is consistent with our approach. Three other institutional investors hold minority interests in SEW through minority interests in Macquarie Luxembourg. Members of the Macquarie Group are paid fees, which were negotiated at arm’s length, for providing management services to SEW. As described in “Our Manager — Management Services Agreement,” the base fees payable by us to our Manager, will be reduced by such fees paid by SEW to the Macquarie Group that are attributable to our interest in SEW. As a result, there is no duplication of base management fees received by members of the Macquarie Group with respect to SEW.

Industry Overview

          The water sector in England and Wales was privatized by the U.K. government in 1989 and 1990 and consists of ten water and sewerage companies and twelve water-only companies. Water supply activities in England and Wales are principally regulated by the provisions of the Water Industry Act of 1991 and the Water Act of 2003, which we together refer to as the Water Industry Act, and regulations made under the Water Industry Act. Water-only companies are granted a license pursuant to that legislation. The provisions of the Water Industry Act, together with the license, are administered by the Director General of Water Services, who is aided by the Office of Water Services, or Ofwat, which is headed by the Director General. The responsibilities of Ofwat include the setting of limits on allowed water charges and monitoring and enforcing license obligations. In addition, water companies are required to meet drinking water quality standards monitored by the U.K. Drinking Water Inspectorate and general environmental law enforced by the U.K. Environment Agency.

          As water and sewage companies and water-only companies are natural monopolies, the prices that they are allowed to charge their customers for water are regulated by Ofwat. Every five years, Ofwat determines prices for the provision of water services for the upcoming five years based on an inflation and efficiency calculation. In August 2004, Ofwat released its draft determination with respect to the prices that English and Welsh water-only companies, including SEW, are permitted to charge for the next price review period, which will run from April 1, 2005 to March 31, 2010. Subsequent to the receipt of formal responses from the water-only companies, Ofwat’s price determinations are scheduled for finalization by December 2004.

Business

Operations

          Currently, approximately 70% of SEW’s water is supplied from boreholes and aquifers, 20% is supplied from rivers and reservoirs and 10% is supplied under bulk supply contracts with Three Valleys Water plc and Southern Water Services Ltd., which are neighboring water utilities. The U.K. Environment

Agency has supported a plan, expected to be completed in 2005, to increase SEW’s reservoir capacity through the provision of enhanced bulk supply infrastructure. Based on the known parameters of the categorization, the completion of this project is expected to improve SEW’s security of supply rating from Ofwat, which was D (the second lowest rating) for the year ending March 31, 2003, to B (the second highest rating).

          SEW has a sophisticated telemetry-based system for monitoring water quality, flows, pressures and reservoir levels. Each water treatment works has a local monitoring system that checks these variables and relays data to an outstation unit that regulates activity levels at the treatment works and feeds data to a centralized operation center at the Haywards Heath headquarters, which is manned constantly.

          SEW balances supply and demand in line with industry best practice and is required to establish a 25-year plan for sustainable water resources acceptable to the U.K. Environment Agency. This plan is a combination of resource development and demand management measures, all of which are assessed on an economic basis before inclusion.

          Leakage detection and control continues to play an important role in demand management within SEW. SEW reduced its leakage levels in the year ended March 31, 2002 by more than any other water company. SEW met its leakage targets for March 2003 and 2004 and is on target to reach Ofwat’s economic level of leakage target for March 2005.

          In common with other water companies in England and Wales, SEW’s assets vary widely in age (with some over 100 years old), size and type but are generally constructed using industry-standard materials and technology in use at the time of their construction. SEW has developed a sophisticated system for the management and replacement of its assets based principally on the assessed risk and consequences of failure. Overall capital investment levels are targeted at maintaining a constant average level of risk across SEW’s area of supply. Individual programs aim to reduce risk in high risk areas. Water industry assets tend to be long-lived and SEW’s assets are no exception to the industry norm. Major assets are rarely completely replaced; short- to medium-life items (e.g., pumps, electrical switch-gear, instruments) can be replaced several times during the life of a treatment works and a new plant can be fitted into existing buildings. Higher quality standards are often met by incrementally adding new treatment processes. Further capacity can be met by adding additional process streams to existing works. SEW is planning £70 million of capital expenditure to improve the reliability of supply and to fund expansion over the next five years, which it expects to finance through drawings under its existing debt facilities.

Regulation

          Ofwat determines the prices that SEW can charge its customers using an approach designed to enable SEW to earn sufficient revenues to recover operating costs, capital infrastructure renewal and taxes and to generate a return on invested capital, while creating incentives for SEW to operate efficiently. The outcome of the regulatory review process is the publication of k-factors by Ofwat for each year in the price review period. The k-factor is the amount that SEW is allowed to adjust its prices for water services for each year relative to inflation. For example, a k-factor of 5% in a given year would mean that SEW is allowed to increase its prices by inflation plus 5% in that year.

          The use of the k-factor also is designed to create incentives for water-only companies and water and sewage companies to generate efficiencies that can later be passed on to customers. Performance targets are established by reference to a company’s individual circumstances and its performance relative to other companies in the sector. In the year ended March 31, 2003, Ofwat ranked SEW 12th out of the 22 companies in the water sector in England and Wales across a broad range of performance measures. Over the course of the current price review period, SEW has improved in all of its key performance areas, including customer service, leakage, water quality and operating efficiency.

          In determining the annual k-factors, Ofwat is under a statutory duty to consider:

•	SEW’s ability to properly carry out its functions (including legal obligations such as meeting drinking water quality standards monitored by the Drinking Water Inspectorate);

•	the revenue SEW will need to finance its functions and earn a reasonable rate of return on its investment needed to meet its legal obligations;

•	the promotion of efficiency and economy (through rewards and penalties); and

•	the facilitation of competition.

          The following annual k-factors were set for SEW in the 1999 price review for the April 1, 2000 to March 31, 2005 price review period:

	Year Ended March 31,

	2001	2002	2003	2004	2005

k-factor (additive to the rate of inflation)	(16.1)%	(1.0)%	(1.5)%	0%	0%

          The reduction in prices for the year to March 31, 2001 reflected the return to customers of efficiencies achieved by SEW in the five years prior to March 31, 2000, together with a new target for further efficiencies. SEW has to date outperformed this regulatory target. In August 2004, Ofwat issued its draft determination for the April 1, 2005 to March 31, 2010 review period. The draft determination proposes an average k-factor over the period of 2.9% (i.e., SEW is permitted to increase prices at an annual rate of inflation plus 2.9%) with the following k-factor for each year in the period:

	Year Ended March 31,

	2006	2007	2008	2009	2010

k-factor (additive to the rate of inflation)	13.8%	2.0%	0.8%	0.1%	(1.3)%

          SEW is in the process of preparing a formal response to the draft determination. It is anticipated that a final determination will be issued by Ofwat in December 2004.

Environmental

          SEW is required to comply with various environmental legislation, including the U.K. Wildlife and Countryside Act of 1981, and the environmental requirements of the Water Industry Act. These obligations are proactively managed pursuant to SEW’s sustainable development policy.

Employees

          As of September 30, 2004, SEW had approximately 430 employees. A minority of SEW’s employees are members of trade unions.

          At March 31, 2004, SEW’s defined benefit plans had assets of £84.6 million ($156 million) and a deficit against the actuarial assessment of liabilities of £13.8 million ($25.4 million). SEW has taken a number of steps to address this deficit, including closing the plan to new members in July 2002, increasing company contributions from 13.8% to 20.0% of pensionable remuneration, and increasing employee contributions from 6% to 7% of pensionable remuneration from January 1, 2004.

          SEW has efficiently managed their defined benefit pension plans and are of the view that the increased cost of funding pensions should be fully recoverable through increased prices. In its draft determination, Ofwat has not proposed that such costs will be recoverable. SEW is currently considering its response to the draft determination.

Properties

          SEW owns four reservoirs, 92 boreholes, 171 storage towers and 63 treatment plants. As of March 31, 2004, the unaudited book value of SEW’s tangible assets was £457 million ($842.7 million). Its main network extends some 6,000 miles. A recent review of the condition of SEW’s assets by Ofwat indicated that 87% of SEW’s assets are in average or better than average condition and that their condition is stable.

Legal Matters

Shareholders’ Agreement

          We will become party to a shareholders’ agreement relating to Macquarie Luxembourg. The other parties to the agreement are MEIF, which holds 50.1% of Macquarie Luxembourg, and three other minority investors, which hold a combined 32.4% of Macquarie Luxembourg.

          We have no influence over the choice of the board of directors of Macquarie Luxembourg. The board of directors is authorized to make all decisions necessary to manage the affairs of Macquarie Luxembourg, except for certain reserved matters that require approval of 75% of the shareholders and other matters that require approval of all shareholders.

          The shareholders’ agreement requires all shareholders to use their powers to cause Macquarie Luxembourg’s directly owned subsidiary to make to the shareholders the maximum possible distribution each year. This provision cannot be changed without our consent.

          The shares of Macquarie Luxembourg are subject to preemption rights; however, these rights do not apply in relation to our purchase of shares of Macquarie Luxembourg. Our ability to subsequently transfer our interest in Macquarie Luxembourg is subject to rights of first refusal that are exercisable by MEIF in priority to the other shareholders (with whom we have the right to exercise such rights on the same terms). In the event that MEIF sells all (but not some) of its interest in Macquarie Luxembourg, all other shareholders are required to sell their interests to the same buyer on the same terms. In the event that MEIF sells any of its interest in Macquarie Luxembourg, all other shareholders may sell some or all of their interests on the same terms.

Legal Proceedings

          In 2003 and 2004, V.A.S. Maddison Ltd., a previous contractor of SEW, contacted SEW, claiming approximately £1.4 million with respect to the alleged incorrect allocation of two contracts during the period from 1997 to 2001, and £5.1 million in lost profits and bid costs with respect to alleged breaches of procurement rules in relation to the award of a contract in 2001.

MANAGEMENT

Directors and Officers

          The directors and officers of the company, and their ages and positions as of November 16, 2004, are set forth below:

Directors and Officers	Age	Position

Peter Stokes	37	Chief Executive Officer and Director
David Mitchell	38	Chief Financial Officer
John Roberts	45	Chairman of the Board of Directors
Stephen Peet	33	Director

          Prior to completion of this offering, the company’s board of directors will be changed to consist of Mr. Roberts as Chairman and Ms. Shemara Wikramanayake as Alternate Chairman and the three independent directors listed below, each of whom will meet the independence requirements of the New York Stock Exchange. At that time, Messrs. Stokes and Peet will resign from the company’s board of directors. Messrs. Stokes and Mitchell will continue as our chief executive officer and chief financial officer, respectively.

Directors and Senior Management	Age	Position

Norman H. Brown, Jr.	57	Director
George W. Carmany, III	64	Director
William H. Webb	65	Director
Shemara Wikramanayake	43	Alternate Chairman

          The following biographies describe the business experience of the company’s current directors and officers, as well as the prospective independent directors and the Alternate Chairman.

          Peter Stokes was appointed chief executive officer of the company in April 2004 and currently serves as a director. He joined the Macquarie Group in 1991 and has worked in various asset finance roles in the Sydney and New York offices. Prior to being seconded by our Manager to the company in September 2003, Mr. Stokes was seconded to work in 1997 for Macquarie Securities (USA) Inc., a NASD registered broker/ dealer, where he was responsible for transaction execution and equity syndication within its asset finance practice, and from 2002 to 2003 served as co-global head of its asset finance practice. Mr. Stokes completed transactions in excess of $11 billion relating to infrastructure businesses in the telecommunications, rail, post, electricity, shipping and air sectors between 1999 and 2003.

          David Mitchell was appointed chief financial officer of the company in April 2004. Mr. Mitchell joined the Macquarie Group in 2001. Prior to being seconded by our Manager to the company, Mr. Mitchell was seconded to work for Macquarie Securities (USA) Inc. where he was responsible for transaction execution, equity syndication, debt placement and hedging within its asset finance practice, and completed approximately $1.5 billion in transactions in the district energy, waste water and telecommunication sectors. From 1998 to 2001, Mr. Mitchell was Director — Investments at Edison Capital, the finance subsidiary of Edison International, where he completed approximately $3 billion in transactions as principal in the telecommunications and power sectors. Before joining Edison Capital, Mr. Mitchell worked in various roles as a business controller and adviser for two major financial institutions and as a certified public accountant for two large public accounting firms.

          John Roberts has served as chairman of the company’s board of directors since April 2004. He joined the Macquarie Group in Sydney in 1991 from a banking background in New Zealand that included financial markets trading, corporate lending and structured finance. He has been Global Head of the Macquarie Group’s Infrastructure and Specialised Funds division since 2003, with responsibility for over $14 billion in funds, over 220 professional staff and operations across Australia, North America, Asia,

South Africa and Europe. From 1999 to 2003, Mr. Roberts was based in the Macquarie Group’s London office with responsibilities that included leading the European and North American operations of Macquarie Infrastructure Group, and raising funds and acquiring airport assets for the €600 million Macquarie Airports Group. From 2001 to 2003, he assumed the additional regional responsibility for Macquarie Group’s Investment Banking Group’s European and African offices as well as being head of Macquarie Bank Limited’s London office. From 1995 to 1999, Mr. Roberts was based in Sydney where he developed and led Macquarie Group’s regulated assets privatization team.

          Stephen Peet has served as a director since April 2004. Mr. Peet joined the Macquarie Group in 1993. He is currently a Division Director of Macquarie Bank Limited, employed within the Macquarie Group’s Infrastructure and Specialised Funds division. Mr. Peet has worked in asset management roles in the New York office since 2002. From 1996 to 2002, Mr. Peet worked in a risk management role in Macquarie Bank Limited’s offices in Sydney and in South East Asia.

          Norman H. Brown, Jr. currently serves as a Member and Senior Managing Director of Brock Capital Group LLC, which provides investment banking services for early stage and middle market companies, a position he has held since 2003. Mr. Brown’s previous experience comprises over 30 years of experience in the investment banking business. From 2000 to 2002, he was Managing Director and Senior Advisor for Credit Suisse First Boston in the Global Industrial & Services Group with new business development responsibility for Latin America. During Mr. Brown’s 15 years at Donaldson, Lufkin & Jenrette Securities Corporation, from 1985 to 2000, he was a member of the Mergers & Acquisitions Group, established and headed the Restructuring Group, and headed the Global Metals & Mining Group. Mr. Brown is currently an independent director for W.P. Stewart Growth Fund.

          George W. Carmany, III has since 1999 served as Chairman of Helicon Therapeutics, Inc., a company engaged in gene research and drug discovery related to diseases affecting long-term memory. Since 1995, Mr. Carmany has also served as President of G.W. Carmany and Company, Inc., which advises developing businesses in the life sciences and financial services industries. From 1999 to 2001, he also served as Chief Executive of Helicon Therapeutics and from 1996 to 1997 he served as Chairman of The New England Medical Center Hospitals, Inc. Mr. Carmany’s previous experience includes 20 years at the American Express Company, where he held senior positions in its international banking, corporate and asset management divisions, and 11 years at Bankers Trust Company. He is currently a member of the board of directors of SunLife Financial, Inc.

          William H. Webb has served as a member of the board of directors of Pernod Ricard S.A. in France since July 2003. Mr. Webb’s previous experience includes over 35 years in managing businesses of the Philip Morris group (now Altria Group, Inc.) around the world. Mr. Webb was Chief Operating Officer for Philip Morris Companies Inc. in New York between 1997 and 2002. He also served as Vice Chairman of the board of directors of Philip Morris from 2001 to 2002. Mr. Webb has been a consultant to the Altria Group since his retirement from Philip Morris in August 2002.

          Shemara Wikramanayake joined the Macquarie Group in 1987. She is currently an Executive Director of Macquarie Bank Limited, heading its Infrastructure and Specialised Funds division in North America since October 2004. Previously, Ms. Wikramanayake was employed in the Prudential Oversight team in the Investment Banking Group, a position she held since 2001. Prior to 2001, Ms. Wikramanayake spent 14 years in Macquarie Bank Limited’s Corporate Advisory team, where she advised on a range of transactions including mergers and acquisitions, restructurings, valuations and public sector advice and privatizations, established and headed Macquarie Bank Limited’s Corporate Advisory office in New Zealand and helped develop Corporate Advisory operations in Asia based in Hong Kong and Malaysia.

Board Structure and Compensation of Directors

          Pursuant to the management services agreement and the LLC agreement, our Manager will be permitted to appoint one representative to the board of directors, who will be the chairman, and one alternate for this appointee. The chairman is not required to stand for election by the shareholders. The LLC agreement provides that the board of directors must consist at all times from the completion of this offering of at least four directors, the majority of whom must be independent, and permits the board of directors to increase the size of the board to up to twelve directors. Currently, Australian banking regulations prohibit directors, officers or employees of Macquarie Bank Limited or any of its subsidiaries, including our Manager, from serving as members of the board of directors where they constitute more than one in four directors or more than two in seven or more directors of any entity managed by Macquarie Bank Limited or any of its subsidiaries. Therefore, for so long as there is one director appointed by our Manager pursuant to the management services agreement, at least three directors must be independent. See “Our Manager — Management Services Agreement.”

          The LLC agreement requires the board of directors of the company to take action by an affirmative vote of a majority of directors. No independent director may be removed from office by our shareholders except for cause with the affirmative vote of the holders of 66 2/3% of the outstanding trust stock of the company’s sole member. All directors will hold office until their successors have been elected and qualified or until their earlier death, resignation or removal. See “Description of Shares — Anti-Takeover Provisions — Anti-Takeover Provisions in the Trust Agreement and the LLC Agreement.”

          Currently, our directors are not entitled to compensation. Our Manager’s appointed representative on the board of directors will receive no director’s fees or other compensation from us, including in the form of securities, for serving as a director or a member of a committee of the board of directors. Directors (including the chairman appointed by our Manager) will be reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or committees and for any expenses reasonably incurred in their capacity as directors.

          Following the completion of this offering, each independent member of the company’s board of directors will receive an annual cash retainer of $50,000 payable in equal quarterly installments (prorated for the initial term).

          Independent directors of the board will also receive awards pursuant to the company’s independent directors equity plan, which is described below under the heading “Independent Directors Equity Plan.” The plan provides for automatic, non-discretionary awards of director stock units as an additional fee for the independent directors’ services on the board. The company also reimburses directors for all reasonable and authorized business expenses in accordance with the policies of the company as in effect from time to time.

          Following the completion of this offering, each member of the company’s various standing committees will receive the following compensation:

•	For attending a committee meeting in person (if any): $3,000 for each meeting of the audit committee; $2,000 for each meeting of the nominating and corporate governance committee; and $2,000 for each meeting of the compensation committee; and

•	For attending a telephonic committee meeting (if any): $1,500 for each meeting of the audit committee; $1,000 for each meeting of the nominating and corporate governance committee; and $1,000 for each meeting of the compensation committee.

          The chairperson of the audit committee, nominating and corporate governance committee and compensation committee will also receive an annual cash retainer payable in equal quarterly installments (prorated for the initial term) of $5,000, $2,000 and $2,000, respectively.

Independent Directors Equity Plan

          Prior to the completion of this offering, our board of directors and shareholders will have adopted the company’s independent directors equity plan, which provides for automatic, non-discretionary awards of director stock units as an additional fee for the independent directors’ services on the board. The purpose of this plan is to promote the long-term growth and financial success of the company by attracting, motivating and retaining independent directors of outstanding ability.

          Only independent directors may participate in the plan. Following the completion of this offering, three of our directors will be eligible to participate in the plan: Mr. Brown, Mr. Carmany and Mr. Webb.

          The chairman of the board administers the plan. If the chairman of the board is eligible for any awards under the plan, the plan will be administered by the most senior member of the board with respect to length of service who is not eligible for any awards under the plan. The administrator has the authority to adopt rules and regulations that it considers necessary or appropriate to carry out the purposes of the plan and to interpret the plan. The administrator may also delegate some or all of his authority under the plan to an officer of the company.

          Upon the completion of this offering, each independent director will receive a grant of director stock units equal to (A) $150,000 divided by (B) the initial public offering price of one share of trust stock (prorated for the number of days of service from the completion of this offering until the 2005 annual meeting of the trust’s shareholders). Generally, units granted upon the completion of the offering will vest (assuming continued service of the director) on the day immediately preceding the 2005 annual meeting of the trust’s shareholders.

          In addition, each independent director will receive a grant of director stock units equal to (A) $150,000 divided by (B) the fair market value of one share of trust stock as of the date of each annual meeting of the trust’s shareholders (commencing with the 2005 meeting). Generally, units granted at each annual meeting of the trust’s shareholders will vest (assuming continued service of the director) on the day immediately preceding the next annual meeting of the trust’s shareholders held following the date of grant.

          If a director’s service on the board terminates by reason of death or disability or in the event of a business combination of the company during the director’s service, the director stock units will immediately vest.

          We will credit director stock units to a bookkeeping account maintained for each director. No interest or dividends will accrue or be credited to any director stock units or the director’s account. As soon as practicable following vesting, we will settle director stock units by delivering to the director the equivalent whole number of shares of trust stock. Units cannot be settled in cash or any other kind of consideration. Prior to settlement, directors will not have the rights of a stockholder in any shares corresponding to the director stock units.

          The plan will expire on the tenth anniversary of the date on which the plan is approved by the trust’s shareholders. The administrator may amend or terminate the plan at any time. However, the administrator may not amend the plan without a director’s consent if it would adversely affect the director’s rights to previously granted awards.

Committees of the Board of Directors

          The company’s board of directors will, prior to consummation of this offering, designate the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, the board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by the board of directors.

Audit Committee

          The audit committee will be comprised entirely of the independent directors who will meet all applicable independence requirements and will include at least one “audit committee financial expert,” as required by applicable SEC regulations.

          The audit committee will be responsible for, among other things:

•	retaining and overseeing our independent accountants;

•	assisting the company’s board of directors in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements;

•	reviewing and approving the plan and scope of the internal and external audit;

•	pre-approving any non-audit services provided by our independent auditors;

•	approving the fees to be paid to our independent auditors;

•	reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls;

•	preparing the audit committee report to be filed with the SEC;

•	reviewing and assessing annually the audit committee’s performance and the adequacy of its charter; and

•	serving as a Qualified Legal Compliance Committee.

Compensation Committee

          The compensation committee will be comprised entirely of independent directors who meet the independence requirements of the applicable listing standards. In accordance with the compensation committee charter, the members will be outside directors as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and non-employee directors within the meaning of Section 16 of the Exchange Act. The responsibilities of the compensation committee will include responsibility for reviewing the remuneration of our Manager, determining the compensation of our independent directors, granting rights to indemnification and reimbursement of expenses to the Manager and any seconded individuals and making recommendations to the Board regarding equity-based and incentive compensation plans, policies and programs.

Nominating and Corporate Governance Committee

          The nominating and corporate governance committee will be comprised entirely of independent directors who will meet the independence requirements of the applicable listing standards. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending the number of directors to comprise the board of directors;

•	identifying and evaluating individuals qualified to become members of the board of directors, other than our Manager’s appointed director and his alternate, and soliciting recommendations for director nominees from the chairman and chief executive officer of the company;

•	recommending to the board the director nominees for each annual shareholders’ meeting, other than our Manager’s appointed director and his alternate;

•	recommending to the board of directors the candidates for filling vacancies that may occur between annual shareholders’ meetings, other than our Manager’s appointed director and his alternate;

•	reviewing independent director compensation and board processes, self-evaluations and policies;

•	overseeing compliance with our code of ethics and conduct by our officers and directors; and

•	monitoring developments in the law and practice of corporate governance.

Compensation Committee Interlocks and Insider Participation

          None of the company’s executive officers or members of the company’s board of directors has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of the company’s board of directors or compensation committee.

Compensation of Named Executive Officers

          Our chief executive officer and chief financial officer are employed by Macquarie Holdings (USA) Inc., and are seconded to the company. The services performed by our chief executive officer and chief financial officer are provided at the cost of our Manager or an affiliate of our Manager. Our Manager or an affiliate of our Manager determines and pays the compensation of our chief executive officer and chief financial officer. The following table sets forth the compensation paid or accrued by our Manager or an affiliate of our Manager for the period from April 1, 2004 through November 8, 2004 (unless otherwise noted), to, or on behalf of, our chief executive officer and chief financial officer.

SUMMARY COMPENSATION TABLE

						Long-Term
						Compensation

	Annual Compensation					Number of
						Securities
				Other Annual		Underlying	All Other
Name and Principal Position	Salary(1)	Bonus		Compensation		Options (#)	Compensation

Peter Stokes	$165,000	$448,359	(2)	$67,837	(3)	8,200	$3,208	(4)
Chief Executive Officer
David Mitchell	$117,500	$81,631	(5)	$11,534	(6)	2,000	$2,271	(7)
Chief Financial Officer

(1)	Projected amount reflects salary for our chief executive officer and chief financial officer for the period from April 1, 2004 through December 31, 2004.

(2)	This amount became payable pursuant to the Macquarie Bank Limited Director’s Profit Share Scheme for the period from April 1, 2004 through November 8, 2004. Thirty percent (30%) of such amount is at risk and vests over the next eight years to encourage long-term commitment.

(3)	This amount consists of $38,106 that became vested and payable pursuant to the Macquarie Bank Limited Profit Share Retention Policy during the period from April 1, 2004 through November 8, 2004, which was allocated in 2001, and $29,731 that became vested and payable pursuant to the Macquarie Bank Limited Profit Share Retention Policy during the period from April 1, 2004 through November 8, 2004, which was allocated in 2002.

(4)	This amount represents the employer contributions to accounts attributable under the defined contribution plan maintained by Macquarie Holdings (USA) Inc.

(5)	This amount became vested and payable pursuant to the Macquarie Bank Limited Profit Share arrangements during the period from April 1, 2004 through November 8, 2004. An additional amount of $24,684 is being withheld for two years pursuant to the Macquarie Bank Limited Profit Share Retention Policy to encourage long-term commitment and will become vested and payable if Mr. Mitchell is employed at such time.

(6)	This amount became vested and payable pursuant to the Macquarie Bank Limited Profit Share Retention Policy during the period from April 1, 2004 through November 8, 2004, which was allocated in 2002.

(7)	This amount represents the employer contributions to accounts attributable under the defined contribution plan maintained by Macquarie Holdings (USA) Inc.

Share Options Granted by Macquarie Bank Limited

          The following table contains information regarding grants of options to purchase unissued fully paid ordinary shares of Macquarie Bank Limited pursuant to the Macquarie Bank Employee Share Option Plan to our chief executive officer and chief financial officer during the period from April 1, 2004 through November 8, 2004 (unless otherwise noted). For purposes of this disclosure, all dollar values relating to stock options have been converted from Australian dollars to U.S. dollars using an exchange ratio effective on November 8, 2004; however, the optionee must pay the applicable exercise price established in Australian dollars.

OPTION GRANTS DURING THE PERIOD

FROM APRIL 1, 2004 THROUGH NOVEMBER 8, 2004

	Number of
	Securities	% of Total
	Underlying	Options	Exercise		Grant Date
	Options	Granted to	Price		Present
Name	Granted (#)	Employees(1)	($/Share)	Expiration Date	Value(2)

Peter Stokes	8,200 (3)	0.084%	$24.83 (4)	August 9, 2009	$65,928
David Mitchell	2,000 (5)	0.021%	$26.23 (6)	September 8, 2009	$8,658

(1)	Percentage is determined based on an aggregate of 9,371,846 options granted during the period from April 1, 2004 through October 31, 2004 (i.e., the most recent period for which information is available) pursuant to the Macquarie Bank Limited Employee Share Option Plan to employees and consultants of Macquarie Bank Limited and its affiliates, including our chief executive officer and chief financial officer.

(2)	This estimated hypothetical value is based on the trinomial option pricing valuation model. The following assumptions were made in estimating this value: expected option term, 4 years; risk-free interest rate, 5.49%; expected volatility, 18%; and an expected dividend yield of 3.6%. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the ordinary shares of Macquarie Bank Limited on the date on which the options are exercised.

(3)	These stock options vest as to one-third on July 1, 2006, as to another one-third on July 1, 2007 and as to the remaining one-third on July 1, 2008. Each tranche of vested stock options will only be exercisable if Macquarie Bank Limited’s average annual return on ordinary equity for the three previous financial years is at or above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

(4)	The exercise price per share was determined to be equal to the fair market value per share of a fully paid ordinary share of Macquarie Bank Limited as valued by the weighted average price of an ordinary share traded on Australian Stock Exchange Limited or “ASX” (adjusted for cumulative dividend trading and excluding certain special trades), during the one week preceding the date of the expected grant (i.e., August 9, 2004). However, due to administrative delays the option grant was not effective until November 8, 2004, on which day the closing price was $30.84.

(5)	These stock options vest as to one-third on July 1, 2006, as to another one-third on July 1, 2007 and as to the remaining one-third on July 1, 2008.

(6)	The exercise price per share was determined to be equal to the fair market value per share of a fully paid ordinary share of Macquarie Bank Limited as valued by the weighted average price of an ordinary share traded on ASX (adjusted for cumulative dividend trading and excluding certain special trades), during the one week preceding the date of grant.

Option Values for the Period from April 1, 2004 through November 8, 2004

          The following table sets forth information for our chief executive officer and chief financial officer regarding the number of unissued fully paid ordinary shares of Macquarie Bank Limited subject to both exercisable and unexercisable stock options under the terms of the Macquarie Bank Employee Share Option Plan, as well as the value of unexercised in-the-money options, as of November 8, 2004. The ordinary shares of Macquarie Bank Limited trade on Australian Stock Exchange Limited or “ASX.” Accordingly, the value of the unexercised in-the-money options at November 8, 2004 have been calculated using the closing price of an ordinary share of Macquarie Bank Limited on November 8, 2004, less the aggregate exercise price. Neither our chief executive officer nor our chief financial officer exercised Macquarie Bank Employee Share Option Plan options to purchase ordinary shares of Macquarie Bank Limited during the period from April 1, 2004 through November 8, 2004. For purposes of this disclosure, all dollar values relating to stock options have been converted from Australian dollars to U.S. dollars using an exchange ratio effective on November 8, 2004; however, the optionee must pay the applicable exercise price established in Australian dollars.

AGGREGATED OPTION EXERCISES FOR THE PERIOD FROM APRIL 1, 2004 THROUGH

NOVEMBER 8, 2004 AND NOVEMBER 8, 2004 OPTION VALUES

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options at
	Shares		Options for the Period (#)		November 8, 2004 ($)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Peter Stokes	—	—	18,666	34,702	$119,323	$247,903
David Mitchell	—	—	—	7,000	—	$54,477

Employment Agreement with Peter Stokes

          Our chief executive officer has an employment agreement with Macquarie Holdings (USA) Inc., dated October 12, 2004, and is currently seconded to our Manager. The agreement provides that he holds the position of Executive Director. The agreement provides that Mr. Stokes will receive an annual base salary of $220,000, subject to increases due to performance reviews. Mr. Stokes is also eligible to participate in the incentive program for Executive Directors (i.e., Macquarie Bank Limited Director’s Profit Share Scheme). In addition, Mr. Stokes is eligible to be reimbursed for reasonable and necessary out-of-pocket expenses incurred by him in connection with the performance of his duties and in accordance with Macquarie Holdings (USA) Inc.’s expense policy.

          The agreement provides that Mr. Stokes will provide Macquarie Holdings (USA) Inc. four weeks’ notice if he voluntarily resigns and Macquarie Holdings (USA) Inc. will provide Mr. Stokes four weeks’ notice of any termination (although the employer may make payments to him in lieu of such notice). During any period of notice of termination or resignation, Macquarie Holdings (USA) Inc. has the discretion to direct Mr. Stokes not to do any work or contact any customers or clients for a period up to the date of his termination or resignation. During this period Mr. Stokes will continue to be employed by Macquarie Holdings (USA) Inc. and he must not engage or prepare to engage in any business activity that is the same as or similar to the business he was undertaking with his employer.

          The employment agreement provides that Mr. Stokes is subject to a confidentiality restrictive covenant for an unlimited duration. The employment agreement also provides that Mr. Stokes is subject to a non-solicitation restrictive covenant of employees and clients during his employment and for a three-month period thereafter. In addition, the employment agreement provides that Mr. Stokes is subject to a non-competition restrictive covenant during his employment and for a three-month period thereafter.

Employment Agreement with David Mitchell

          Our chief financial officer has an employment agreement with Macquarie Holdings (USA) Inc., dated August 6, 2003, and is currently seconded to our Manager. The agreement provides that he holds the position of Associate Director. The agreement provides that Mr. Mitchell’s term of employment commenced on December 3, 2001 and his employment is at-will (i.e., the employer can terminate his employment at any time for any reason with or without cause with no obligation to him). The agreement provides that Mr. Mitchell will provide Macquarie Holdings (USA) Inc. two weeks’ notice if he voluntary resigns and Macquarie Holdings (USA) Inc. will provide Mr. Mitchell two weeks’ notice of any termination. The period between such notice and termination of employment is referred to as the “notice period.”

          The agreement provides that Mr. Mitchell will receive an annual base salary of $150,000, subject to increases due to performance reviews (e.g., Mr. Mitchell’s annual base salary is $160,000 effective as of July 1, 2004). Mr. Mitchell will also be eligible to participate on the same basis and subject to the same conditions as other regular full time employees of similar title and position in Macquarie Holdings (USA) Inc. fringe benefit plans and policies. The employment agreement provides that Mr. Mitchell may be allocated a discretionary profit share allocation in recognition of his contribution to Macquarie Holdings (USA) Inc. for the financial year concluding on March 31st. Mr. Mitchell is eligible for the vacation and sick days as provided in the U.S. employee handbook for employees at his level in the company. In addition, Mr. Mitchell is eligible to be reimbursed for reasonable and necessary out-of-pocket expenses incurred by him in connection with the performance of his duties and in accordance with Macquarie Holdings (USA) Inc.’s expense policy.

          In the event that Macquarie Holdings (USA) Inc. terminates the employment of Mr. Mitchell by giving him the requisite notice, the employer may alter his duties or place him on paid leave of absence during the notice period. Mr. Mitchell will receive his salary and contributions to the group medical, dental, vision, life and disability plans during such period and he will be entitled to payment of any accrued vacation time. Mr. Mitchell may not provide services to any other employer or act as a consultant or otherwise assist any person or entity in connection with their business during the notice period. Consistent with Macquarie Holdings (USA) Inc.’s obligations under law, Mr. Mitchell employment will terminate if he is unable to perform his duties and obligations under the employment agreement for more than 120 consecutive workdays or a total of 180 non-consecutive workdays in any twelve-month period.

          The employment agreement provides that Mr. Mitchell is subject to a confidentiality restrictive covenant for an unlimited duration. The employment agreement also provides that Mr. Mitchell is subject to a non-solicitation restrictive covenant of employees and clients during his employment and for a three-month period thereafter. In addition, the employment agreement provides that Mr. Mitchell is subject to a non-competition restrictive covenant during his employment and for a three-month period thereafter.

Our Management

          Our chief executive officer and chief financial officer have been seconded to us by our Manager to manage our day-to-day operations and affairs on a permanent and wholly dedicated basis. The management teams of each of the separate businesses will report to the company’s board of directors through our chief executive officer and chief financial officer and operate each business and be responsible for its profitability and internal growth. The company’s board of directors and our chief executive officer and chief financial officer will have responsibility for overall corporate strategy, acquisitions, financing and investor relations. Our chief executive officer and chief financial officer will call upon the resources of our Manager to run our business. See “Our Manager — Management Services Agreement — Secondment of Our Chief Executive Officer and Chief Financial Officer.”

OUR MANAGER

Management Services Agreement

          The company and its managed subsidiaries intend to enter into a management services agreement with Macquarie Infrastructure Management (USA) Inc., which the company and its managed subsidiaries will appoint as our Manager. Under the management services agreement, the company’s direct, wholly owned subsidiaries are referred to as managed subsidiaries. The material elements of the management services agreement are summarized below. The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of the management services agreement, a form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Duties of Our Manager

          The management services agreement defines our Manager’s duties and responsibilities. Subject to the oversight and supervision of the company’s board of directors, our Manager will manage the company’s and the managed subsidiaries’ day-to-day business and affairs. Neither the trust nor the company will have any employees. Our Manager will second to us our chief executive officer and chief financial officer. The company’s board of directors will elect the seconded chief executive officer and chief financial officer as officers of the company in accordance with the terms of the LLC agreement as amended from time to time, and the operating objectives, policies and restrictions of the company in existence from time to time.

          Our Manager has agreed that it will perform the following duties, commencing from the date of consummation of this offering:

•	cause the carrying out of all of the company’s day-to-day management, secretarial, accounting, administrative, liaison, representative, regulatory and reporting functions and obligations and those of its managed subsidiaries and any such obligations of the company with respect to the trust;

•	establish and maintain the company’s and managed subsidiaries’ books and records consistent with industry standards and in compliance with the rules and regulations promulgated under the Securities Act and the Exchange Act and with GAAP;

•	identify, evaluate and recommend, through the company’s officers, acquisitions or investment opportunities, from time to time; and, if the company’s board of directors approves any acquisition or investment, negotiate and manage such acquisitions or investments on the company’s behalf; and thereafter manage those acquisitions or investments, as a part of the company’s business under the management services agreement, on behalf of the company and any relevant managed subsidiary. To the extent acquisition or investment opportunities covered by the priority protocol described below are offered to our Manager or to entities that are managed by subsidiaries of Macquarie Bank Limited within the Infrastructure and Specialised Funds division (or any such successor thereto) of the Macquarie Group, our Manager will offer any such acquisition or investment opportunities to the company in accordance with the priority protocol described below unless our chief executive officer notifies our Manager in writing that the acquisition or investment opportunity does not meet the company’s acquisition criteria, as determined by the company’s board of directors from time to time. The company acknowledges and agrees that (i) no affiliate of our Manager has any obligation to offer any acquisition or investment opportunities covered by the priority protocol described below to our Manager or to the Infrastructure and Specialised Funds division of the Macquarie Group, (ii) any affiliate of our Manager is permitted to establish further investment vehicles that will seek to invest in infrastructure businesses in the United States, provided that the then-existing rights of the company and the managed subsidiaries pursuant to the management services agreement are preserved, and (iii) in the event that an acquisition or investment opportunity is offered to the company by our Manager and the company determines that it does not wish to pursue the acquisition or investment opportunity in full, any portion of the opportunity which the company does not wish to pursue may be offered to any other person, including a new investment vehicle or any other investment vehicle managed by the Macquarie Group, in the sole discretion of our Manager or any of its affiliates;

•	attend to all matters necessary to ensure the professional management of any business controlled by the company;

•	identify, evaluate and recommend the sale of all or any part of the business that the company owns from time to time in accordance with the company’s criteria and policies then in effect and, if such proposed sale is approved by the company’s board of directors and the boards of directors of any relevant managed subsidiary, negotiate and manage the execution of the sale on the company’s behalf and on behalf of the relevant managed subsidiary;

•	recommend and, if approved by the board of directors of the company, use its reasonable efforts to procure the raising of funds whether by way of debt, equity or otherwise, including the preparation, review, distribution and promotion of any prospectus or offering memorandum in respect thereof, but without any obligation to provide such funds;

•	recommend changes to the company’s LLC agreement and the management services agreement to the board of directors of the company;

•	recommend capital reductions, including repurchases of LLC interests of the company and corresponding trust stock, to the board of directors of the company;

•	recommend to the board of directors of the company and, as applicable, the boards of directors of the managed subsidiaries the appointment, hiring and dismissal (including all material terms related thereto) of officers, staff and consultants to the company, its managed subsidiaries and any of their subsidiaries, as the case may be;

•	cause the carrying out of maintenance to, or development of, any part of the business or any asset of the company or any managed subsidiary approved by the board of directors of the company;

•	when appropriate, recommend to the company’s board of directors nominees of the company as directors of the managed subsidiaries and any of their subsidiaries or companies in which the company, its managed subsidiaries or any of their subsidiaries has made an investment;

•	recommend to the company’s board of directors the payment of dividends and interim dividends to its members;

•	prepare all necessary budgets for the company for submission to the company’s board of directors for approval;

•	make recommendations to the boards of directors of the company and its managed subsidiaries for the appointment of auditors, accountants, legal counsel and other accounting, financial or legal advisers and technical, commercial, marketing or other independent experts;

•	make recommendations with respect to the exercise of the voting rights to which the company or any managed subsidiary is entitled in respect of its investments;

•	recommend, and, subject to approval of the company’s board of directors, provide or procure all necessary technical, business management and other resources for the company’s subsidiaries, including the managed subsidiaries, and any other entities in which the company has made an investment;

•	do all things necessary on its part to enable the company’s and each managed subsidiary’s compliance with:

•	the requirements of applicable law, including the rules and regulations promulgated under the Securities Act or the Exchange Act or the rules, regulations or procedures of any foreign, federal, state or local governmental, judicial, regulatory or administrative authority, agency or commission; and

•	any contractual obligations by which the company or any of its managed subsidiaries is bound;

•	prepare and, subject to approval of the company’s board of directors, arrange to be filed on the company’s behalf with the SEC, any other applicable regulatory body, the NYSE or any other applicable stock exchange or automated quotation system, in a timely manner, all annual, quarterly, current and other reports the company is required to file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act;

•	attend to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of the company or any of its managed subsidiaries subject to approval by the relevant board of directors of the company or any such managed subsidiary;

•	attend to the timely calculation and payment of taxes and the filing of all tax returns by the company and each of its subsidiaries;

•	attend to the opening, closing, operation and management of all company and managed subsidiary bank accounts and accounts held with other financial institutions, including making any deposits and withdrawals reasonably necessary for the management of the company’s and the managed subsidiaries’ day-to-day operations;

•	cause the consolidated financial statements of the company and its subsidiaries for each fiscal year to be prepared and quarterly interim financial statements to be prepared in accordance with applicable accounting principles for review and audit as required by law;

•	recommend the arrangements for the holding and safe custody of the company’s property, including the appointment of custodians or nominees;

•	manage litigation in which the company or any managed subsidiary is sued or commence litigation after consulting with, and subject to the approval of, the board of directors of the company or such managed subsidiary;

•	carry out valuations of any of the company’s assets or the assets of any of its subsidiaries or arrange for such valuation to occur as and when our Manager deems necessary or desirable in connection with the performance of its obligations under the management services agreement, or as otherwise approved by the board of directors of the company;

•	make recommendations in relation to and effect the entry into insurance of the company’s assets, or the assets of any of its managed subsidiaries and their subsidiaries, together with other insurances against other risks, including directors’ and officers’ insurance, as our Manager and the board of directors of the company or any managed subsidiary, as applicable, may from time to time agree; and

•	provide all such other services as may from time to time be agreed upon with the company, including any and all accounting and investor relations services (such as the preparation and organization of communications with shareholders and shareholders meetings) and all other duties reasonably related to day-to-day operations of the company and its managed subsidiaries.

          In addition, our Manager must:

•	obtain professional indemnity insurance and fraud and other insurance and maintain such coverage as is reasonable having regard to the nature and extent of its obligations under the management services agreement;

•	exercise all due care, loyalty, skill and diligence in carrying out its duties under the management services agreement as required by applicable law;

•	provide the board of directors of the company and/ or the compensation committee with all information in relation to the performance of our Manager’s obligations under the management services agreement as the company’s board of directors and/ or the compensation committee may request;

•	promptly deposit all amounts payable to the company or the managed subsidiaries, as the case may be, to a bank account held in the company’s name, or in the name of a managed subsidiary, as applicable;

•	ensure that all of the company’s property and that of the managed subsidiaries is clearly identified as such, held separately from property of our Manager and, where applicable, in safe custody;

•	ensure that all of the company’s property and that of the managed subsidiaries (other than money to be deposited to any bank account of the company or of the managed subsidiaries, as the case may be) is transferred to or otherwise held in the company’s name or in the name of a managed subsidiary, as the case may be, or any nominee or custodian appointed by the company or a managed subsidiary, as the case may be;

•	prepare detailed papers and agendas for scheduled meetings of the company’s board of directors (and all committees thereof) and the boards of directors of the managed subsidiaries that, where applicable, contain such information as is reasonably available to our Manager to enable the boards of directors (and any such committees) to base their opinion; and

•	in conjunction with the papers referred to in the bullet point above, prepare or cause to be prepared reports to be considered by the boards of directors of the company and the managed subsidiaries (or any applicable committee thereof) in accordance with the company’s internal policies and procedures (1) on any acquisition, investment or sale of any part of the business proposed for consideration by any such board of directors or committee, (2) on the management of the business and (3) otherwise in respect of the performance of our Manager’s obligations under the management services agreement, in each case that the company may require and in such form that the company and our Manager agree upon or as otherwise reasonably requested by the board of directors of the company (or such committee).

          In connection with the performance of its obligations under the management services agreement, our Manager is required to obtain approval of the company’s and any relevant managed subsidiary’s board of directors, in each case in accordance with the company’s internal policy regarding action requiring board approval or as otherwise determined by such board of directors or the company’s officers.

Board Appointee

          Pursuant to the terms of the management services agreement and the LLC agreement, for so long as the Manager or any affiliate of our Manager holds shares of trust stock with an aggregate value of no less than $5 million, based on the per share price of the shares sold in the initial public offering (as adjusted to reflect any subsequent stock splits or similar recapitalizations), our Manager has the right to appoint one director of the company’s board of directors and an alternate for such appointee, and such director, or alternate if applicable, will serve as the chairman of the board of directors. The company will cause our Manager’s appointees to be appointed as a director and chairman of the board of directors, and as alternate, as soon as reasonably practicable after our Manager gives notice of such appointment. Our Manager’s appointees on the company’s board of directors will not be required to stand for election by our shareholders.

          Our Manager’s appointees will not receive any compensation (other than out-of-pocket expenses) and will not have any special voting rights. The appointees of our Manager shall not participate in discussions regarding, or vote on, any related party transaction in which any affiliate of our Manager has an interest. The audit committee of the board of directors will be responsible for approving all related party transactions.

Secondment of Our Chief Executive Officer and Chief Financial Officer

          Our Manager will second to us our chief executive officer and chief financial officer. The company’s board of directors will elect the seconded chief executive officer and chief financial officer as officers of the company in accordance with the terms of the LLC agreement. Our Manager and the company’s board of directors may agree from time to time that our Manager will second to the company one or more additional individuals to serve as officers or otherwise of the company, upon such terms as our Manager and the company’s board of directors may mutually agree. Although our chief executive officer and chief financial officer will remain employees of, and be remunerated by, our Manager or an affiliate of our Manager, they will report directly to the company’s board of directors. Our Manager also will provide on a non-seconded basis and at its own cost other personnel as required to meet its obligations under the management services agreement.

          The services performed by our chief executive officer and chief financial officer will be provided at the cost of our Manager or an affiliate of our Manager. In addition, our Manager or an affiliate of our Manager will determine and pay the compensation of our chief executive officer and chief financial officer with input from the company’s board of directors. In establishing the remuneration for our chief executive officer and chief financial officer, our Manager or an affiliate of our Manager will take into account the following considerations: the standard remuneration guidelines as adopted by our Manager or an affiliate of our Manager from time to time; assessment by our Manager or an affiliate of our Manager of the respective individual’s performance, our Manager’s performance and the company’s and its subsidiaries’ performance, financial or otherwise; and assessment by the company’s board of directors of the respective individual’s performance and the performance of our Manager.

          After consultation with our Manager, the company’s board of directors may at any time require that our Manager replace any individual seconded to the company, and our Manager will, as promptly as practicable, replace such individual.

          The company will provide any individuals seconded to the company with adequate indemnities and will maintain directors’ and officers’ insurance in support of the indemnities. Our Manager will reduce our management fees by the amount of any fees that any individual seconded to the company or any staff or employees of our Manager or its affiliates receives as compensation for serving as a director on the boards of directors of the company, any of the company’s subsidiaries or any company in which the company or its subsidiaries has made an investment.

Expenses of the Company

          The company and the managed subsidiaries have agreed jointly and severally to pay, or reimburse our Manager if incurred by our Manager on the company’s behalf, certain of the company’s expenses as specified in the management services agreement which include, but are not limited to, costs incurred with respect to:

•	the performance by our Manager of its obligations under the management services agreement;

•	all fees required to be paid to the SEC;

•	the acquisition, disposition, insurance, custody and any other transaction in connection with assets of the company or any managed subsidiary and any proposed acquisition, disposition or other transaction in connection with an investment, provided that no reimbursement will be made except for costs that have been authorized by the company and the relevant managed subsidiary;

•	the administration or management of the company, the managed subsidiaries and the business;

•	financing arrangements on behalf of the company or any managed subsidiary or guarantees in connection with the company or any managed subsidiary, including hedging costs;

•	stock exchange listing fees;

•	underwriting of any offer and sale of trust stock, including underwriting fees, handling fees, costs and expenses, amounts payable under indemnification or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by our Manager of its obligations, representations or warranties (if any) under any such underwriting agreement;

•	convening and holding meetings of holders of trust stock, members or shareholders, as the case may be, of the trust, the company and subsidiaries of the company;

•	taxes incurred by the Manager on behalf of the company or any managed subsidiary (including any amount charged by a supplier of goods or services or both to our Manager by way of or as a reimbursement for value added taxes) and financial institution fees;

•	engagement of auditors for the preparation and/or audit of financial information, financial statements and tax returns of the company and the managed subsidiaries and other agents, contractors and advisors;

•	termination of the management services agreement and the retirement or removal of our Manager and the appointment of a replacement;

•	any court proceedings, arbitration or other dispute concerning the company or any of the managed subsidiaries, including proceedings against our Manager, except to the extent that our Manager is found by a court to have acted with gross negligence, willful misconduct, bad faith or reckless disregard of its duties or engaged in fraudulent or dishonest acts;

•	advertising, investor relations and promotion of the company; and

•	complying with any other applicable law or regulation.

Termination of Management Services Agreement

          The company’s board of directors may terminate the management services agreement and our Manager’s appointment only if:

•	our shares underperform a benchmark index by more than 30% in relative terms and more than 2.5% in absolute terms in 16 out of 20 consecutive quarters prior to and including the most recent full quarter, and the holders of a minimum of 66 2/3% of trust stock (excluding any shares of trust stock owned by our Manager or any affiliate of the Manager) vote to remove our Manager (see example of quarterly performance test calculation below); or

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice; or

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreement or engages in fraudulent or dishonest acts; or

•	our Manager experiences certain bankruptcy events.

          The management services agreement permits our Manager to resign at any time with 90 days’ written notice to the company, and this right is not contingent upon our finding a replacement. Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including our Manager, require that subsidiaries of Australian banks providing management services have these resignation rights. If our Manager resigns, it is under no obligation to find a replacement before resigning. However, if our Manager resigns, until the date on which the resignation becomes effective, it will, upon request of the company’s board of directors, use reasonable efforts to assist the company’s board of directors to find replacement management.

          If at any time our trust stock ceases to be listed on a recognized U.S. exchange or on the Nasdaq National Market as a result of the acquisition of trust stock by third parties in an amount that results in the trust stock ceasing to meet the distribution and trading criteria of such exchange or market, then:

(i) (A) any proceeds from the sale, lease or exchange of the assets of the company or any of its subsidiaries in one or more transactions, which in aggregate exceed 15% of the value of the trust (as calculated by multiplying the price per share of trust stock stated in clause (i) of the definition of “Termination Fee” below by the aggregate number of shares of trust stock issued and outstanding, other than treasury shares, on the date our trust stock ceases to be listed) shall be reinvested in new assets of the company within six months of the related sale date;

(B) without the prior written approval of the Manager, neither the company nor any of its subsidiaries shall incur any new indebtedness or engage in any transactions with the shareholders of the company or affiliates of shareholders of the company; and

(C) the Macquarie Group shall no longer have any obligation to provide investment opportunities to the company pursuant to the priority protocol; and

(ii) the Manager shall as soon as practicable provide a proposal for an alternate method to calculate fees to act as Manager on substantially similar terms as set forth in the management services agreement to the board of directors for approval, which approval shall not be unreasonably withheld or delayed; or

(iii) the Manager may elect to resign and terminate the management services agreement upon 30 days’ written notice to the company and be paid the Termination Fee within 45 days of such notice.

          Where:

          “Termination Fee” means the amount calculated as follows: the sum of (i) all accrued and unpaid base management fees and performance fees for the period from the previous applicable fiscal quarter end date to the date our trust stock ceased to be listed, using the price per share of trust stock paid by an acquiror in the transaction or series of transactions that led to the delisting of our trust stock to calculate such fees, plus (ii)(a) if the price per share of trust stock stated in (i) above multiplied by the aggregate number of shares of trust stock issued and outstanding, other than treasury shares, on the date our trust stock ceased to be listed, is less than $500 million, 10% of such value, or (b) if the price per share of trust stock stated in (i) above multiplied by the aggregate number of shares of trust stock issued and outstanding, other than treasury shares, on the date our trust stock ceased to be listed is greater than $500 million, $50 million plus 1.5% of such value in excess of $500 million.

          Upon the resignation of our Manager and the termination of the management services agreement, or within 30 days of a delisting of our shares of trust stock, unless otherwise approved in writing by the Manager, the trust, the company and its subsidiaries will cease using the Macquarie brand entirely, including changing their names to remove any reference to “Macquarie.” Similarly, if our Manager’s appointment is terminated by the company, the trust, the company and its subsidiaries will cease using the Macquarie brand within 30 days of termination.

          Set out below is an example of the quarterly calculation of manager performance that will be performed pursuant to the terms of the management services agreement. The output of the calculations are rounded for use in the example below however, no rounding is applied under the terms of the management services agreement.

Manager Performance Test Example

Assumptions

B1 =	Average closing of the company accumulation index over the last 15 trading days of the previous fiscal quarter	1.00
C1 =	Average closing of the company accumulation index over the last 15 trading days of the current fiscal quarter	1.10
J1 =	US net equity value on the last business day of the previous fiscal quarter	75%
K1 =	Average closing of the MSCI US IMI/Utilities Index over the last 15 trading days of the previous fiscal quarter	1.02
L1 =	Average closing of the MSCI US IMI/Utilities Index over the last 15 trading days of the current fiscal quarter	1.06
N1 =	Foreign net equity value on the last business day of the previous fiscal quarter	25%
P1 =	Average closing of the MSCI Europe Utilities Index (in USD) over the last 15 trading days of the previous fiscal quarter	1.00
Q1 =	Average closing of the MSCI Europe Utilities Index (in USD) over the last 15 trading days of the current fiscal quarter	1.04

(1)	Calculation of performance test return for the period

          Performance test return for the period

= (C1 - B1)/ B1

= (1.1 - 1)/ 1
= 10%

          This is the total return on the shares of trust stock for the fiscal quarter.

(2)	Calculation of performance test benchmark return for the period

          Weighted average percentage change in MSCI US IMI/Utilities Index over the period

= J1 x (L1 - K1)/ K1

= 75% × (1.06 - 1.02)/ 1.02)
= 2.94%

= Y1

          Weighted average percentage change in MSCI Europe Utilities Index over the period

= N1 × (Q1 - P1)/ P1

= 25% × (1.04 - 1)/ 1)
= 1%

= Z1

          Performance test benchmark return for the period

= Y1 + Z1

= 2.94% + 1%
= 3.94%

          This is the total return on the benchmark for the fiscal quarter against which our Manager’s performance is assessed.

          For our Manager to fail the performance test for the fiscal quarter, the performance test return for the period must be less than:

(A) 3.94% - 2.5%

= 1.44%

          and

(B) 70% of 3.94%

= 2.76%

          As the performance test return is greater than (A) (the performance test benchmark return minus 2.5% in absolute terms) and (B) (the performance test benchmark return minus 30% in relative terms), our Manager passed the test for the fiscal quarter in the example above. Subject to a shareholder vote, we can remove our Manager if it fails to pass the performance test illustrated above in 16 out of 20 consecutive fiscal quarters.

     Registration Rights

          Concurrently with the closing of this offering, we have agreed to enter into a registration rights agreement with our Manager. Our execution of the registration rights agreement is a condition to the Manager’s obligation to purchase shares of trust stock in the private placement transaction closing concurrently with this offering.

          Our Manager will acquire from the company concurrently with this offering a number of shares of trust stock equal to the number of shares of trust stock having an aggregate purchase price of $50 million, at a purchase price per share equal to the initial public offering price. Pursuant to the terms of the management services agreement, our Manager may sell up to 30% of these shares at any time. At any time from and after the first anniversary of the closing of this offering, our Manager may sell up to a further 35% of these shares and may sell the balance at any time from and after the third anniversary of the closing of this offering.

          The registration rights agreement will require us to file a shelf registration statement under the Securities Act relating to the resale of all the shares owned by our Manager, as soon as reasonably possible following the first anniversary of the closing of this offering or earlier, if requested by our Manager, to cover 30% of our Manager’s initial investment as well as any additional shares purchased by our Manager upon the reinvestment of any of its management fees. We will agree to use our best efforts to have the registration statement declared effective as soon as possible thereafter and to maintain effectiveness of the registration statement (subject to limited exceptions). We will be obligated to take certain actions as are required to permit resales of the registrable shares. In addition, our Manager may also require us to include its shares in future registration statements that we file, subject to cutback at the option of the underwriters of any such offering. Shares sold pursuant to any of these registration statements will be freely tradable in the public market without restriction.

     Acquisition Opportunities

          Our Manager has exclusive responsibility for reviewing and making recommendations to the company’s board of directors with respect to acquisition opportunities and dispositions. In the event that an opportunity is not originated by our Manager, the company’s board of directors must seek a recommendation from our Manager prior to making a decision concerning any acquisition or disposition.

          Our Manager and its affiliates will refer to the company’s board of directors any acquisition opportunities in accordance with the U.S. acquisition priorities below that are made available by any source to the Infrastructure and Specialised Funds division of the Macquarie Group unless our chief executive officer determines that such opportunity does not meet our acquisition criteria adopted by the company’s board of directors.

     U.S. Acquisition Priorities

          The company has first priority ahead of all current and future entities managed by our Manager or its affiliates that are part of the Macquarie Group’s Infrastructure and Specialised Funds division, in each of the following acquisition opportunities within the United States:

Sector

Airport fixed base operations
District energy
Airport parking
User pays assets, contracted assets and regulated assets as defined below that represent an investment of greater than AUD 40 million ($30.3 million as of November 4, 2004), subject to the following qualifications:

Roads	The company has second priority after Macquarie Infrastructure Group

Airport ownership	The company has second priority after Macquarie Airports (consisting of Macquarie Airports Group and Macquarie Airports)

Communications	The company has second priority after Macquarie Communications Infrastructure Group

Regulated Assets (including, but not limited to, electricity and gas transmission and distribution and water services):	The company has second priority after Macquarie Essential Assets Partnership, or MEAP, until such time as MEAP has invested a further CAD 45 million ($37.5 million) in the United States. Thereafter the company will have first priority.

          User pays assets mean businesses that are transportation-related and derive a majority of their revenues from a per use fee or charge.

          Contracted assets mean businesses that derive a majority of their revenues from long-term contracts with other businesses or governments.

          Regulated assets mean businesses that are the sole or predominant providers of at least one essential service in their service areas and where the level of revenue earned or charges imposed are regulated by government entities.

          The company has first priority ahead of all current and future entities managed by our Manager or its affiliates in all infrastructure acquisition opportunities originated by a party other than our Manager or affiliates of our Manager where such party offers the opportunity exclusively to the company and not to any other entity managed by our Manager or its affiliates.

     Fees

          The company and the managed subsidiaries will compensate our Manager for managing our operations through base management fees and performance fees, which are described below. Within five business days of the closing of this offering, the company also will pay our Manager a fee in the amount of $8 million for services provided in preparing the company for the offering.

          The company will pay our Manager a base management fee each fiscal quarter for services provided in the amount of (i) 0.375% per fiscal quarter of net investment value up to $500 million, (ii) $1.875 million per fiscal quarter plus 0.3125% per fiscal quarter of net investment value over

$500 million and up to $1.5 billion or (iii) $5.0 million per fiscal quarter plus 0.25% per fiscal quarter of net investment value over $1.5 billion, adjusted on a pro rata basis if the fiscal quarter in respect of which the calculation is made is the fiscal quarter commencing on the date of the closing of this offering, less:

(A) the amount of any fees paid by the company or any of its subsidiaries during the fiscal quarter to any individuals seconded to the company or to any officer, director, staff member or employee of our Manager or its affiliates, received as compensation for serving as a director on the boards of directors of the company, any of the company’s subsidiaries or any company in which the company or its subsidiaries has invested, excluding amounts paid as reimbursement for expenses, in each case to the extent such fees are not subsequently paid to the company or any of its subsidiaries; less

(B) the amount of any management fees other than performance-based management fees payable to our Manager or its affiliates for that fiscal quarter in relation to the management of an investment vehicle in which the company has invested (calculated in USD using the applicable exchanges rate on the last business day of such fiscal quarter) multiplied by the company’s percentage ownership in the investment vehicle on the last business day of the fiscal quarter; provided that, to the extent that such management fee accrues over a period in excess of any fiscal quarter, such management fee for any fiscal quarter will be estimated by our Manager and will be adjusted to actual in the fiscal quarter such fee becomes available; and less

(C) all base management fees previously earned in any fiscal quarter in relation to any future investment if it is determined conclusively during the relevant fiscal quarter that such future investment will not be completed.

          For purposes of calculating the base management fees under the management services agreement, net investment value is calculated as follows:

•	the volume-weighted average market capitalization of the trust over the last 15 trading days of the quarter, or such fewer number of trading days from and including the first day of trading after the closing of this offering to the end of the first fiscal quarter commencing on the date of the closing of this offering (based on the volume-weighted average trading prices and average number of outstanding shares of trust stock); plus

•	the amount of debt with recourse to the company or to its directly owned subsidiaries excluding any debt incurred on behalf of any subsidiary of a managed subsidiary; plus

•	the value of firm commitments for future investments, provided such firm commitments have not been outstanding for more than two fiscal quarters; and less

•	cash and cash equivalents held by the company and its managed subsidiaries, excluding amounts held for the benefit of any subsidiary of a managed subsidiary.

          Pursuant to (B) above, we anticipate that the base management fees paid to our Manager will be reduced by the portion of non-performance-based management fees paid by MCG and SEW to affiliates of our Manager that are attributable to our interests in MCG and SEW.

          The company will pay performance fees to our Manager based on the total returns to shareholders, as measured by the return on the company accumulation index, relative to those of a benchmark. The benchmark is comprised of a weighted average of the MSCI US IMI/Utilities Index and the MSCI Europe Utilities Index (in U.S. dollars), both calculated on a total return basis. The weightings used in the calculation of the benchmark will be adjusted quarterly in advance to reflect the fair values in U.S. dollars of our U.S. and non-U.S. assets. In the event that a more suitable benchmark becomes available, the benchmark may be changed as agreed upon by the company and our Manager. The initial level of the company accumulation index will be based on the initial public offering price of our shares.

          Performance fees are calculated and payable quarterly in arrears in the amount of 20% of outperformance of the company accumulation index over the benchmark. Performance fees are payable only if there is a positive total return in the company accumulation index. If there is a negative total return in the company accumulation index but the company accumulation index outperforms the benchmark, such outperformance is carried forward and included in the calculation of performance fees in the subsequent period. Any underperformance of the company accumulation index relative to the benchmark is also carried forward and included in the calculation of performance fees in the subsequent period.

          In the fiscal quarter commencing on the date of the closing of this offering, the outperformance of the company accumulation index over the benchmark will be measured using the last 15 trading days or such fewer number of trading days from and including the first day of trading after the closing of this offering until the end of such fiscal quarter.

          In the event of an offering by the trust greater than or equal to 15% of the total number of shares of trust stock issued and outstanding (excluding any issuance of shares of trust stock upon exercise of the underwriters’ overallotment option for this offering, to the Manager upon reinvestment of management fees or in relation to any dividend reinvestment plan or employee or director benefit plan), the performance fee calculated in the fiscal quarter in which the offering occurs will be adjusted to reflect the performance of the price of such newly issued shares relative to the performance of the benchmark for the period from the date of such offering to the end of the relevant fiscal quarter.

          Base management fees and performance fees are payable in cash. Our Manager may elect to reinvest all or any portion of its fees in shares of trust stock. If our Manager elects to reinvest its fees in shares of trust stock, the price of the shares will be based on the volume-weighted average trading price of our outstanding shares over the 15 trading days beginning on the trading day immediately following the record date for the payment of dividends relating to the most recent fiscal quarter or, otherwise, on the third trading day following an earnings release relating to such fiscal quarter. The company will, and will cause the trust to, at all times maintain an ability to issue additional LLC interests and shares of trust stock, respectively, as required to enable our Manager to reinvest the management fees.

          By way of illustration, the tables below provide an example of a quarterly base management fee calculation and three examples of quarterly performance fee calculations. The output of the calculations are rounded for use in the examples below; however, no rounding is applied under the terms of the management services agreement. The performance fee examples also assume that there have been no offerings equal to or greater than 15% of the total number of shares of trust stock issued and outstanding during the fiscal quarter.

Base Management Fee Example

Assumptions

A1 =	Average number of trust stock issued and outstanding over the last 15 trading days of the fiscal quarter	25,000,000
A2 =	Volume weighted average trading price per share of trust stock over the last 15 trading days of the fiscal quarter	$20
A =	Market value of the trust stock (A) = (A1) x (A2)	$500,000,000
B =	External borrowings of the company and the managed subsidiaries at the end of the fiscal quarter not on behalf of a subsidiary of a managed subsidiary	$100,000,000
C =	Future investments as at the end of the fiscal quarter	Nil
D =	Cash balances of the company and the managed subsidiaries at the end of the fiscal quarter excluding amounts held on behalf of any subsidiary of a managed subsidiary	$20,000,000
E =	Non-performance based management fees earned by an affiliate of the Manager from the management of a Macquarie managed investment vehicle in which the company has an investment	$1,000,000
F =	The company’s percentage ownership in the Macquarie managed investment vehicle on the last day of the fiscal quarter	15%
G =	Unreimbursed fees paid to secondees or employees of the Manager	Nil
H =	Base management fees previously earned by the Manager on future investments not completed	Nil

          The net investment value for the fiscal quarter is calculated as follows:

= A + B + C - D
= $500,000,000 + $100,000,000 + $0 - $20,000,000
= $580,000,000

          The base management fee for the fiscal quarter is calculated as follows:

= (applicable rate x net investment value) - (E × F) - G - H

= $1,875,000 + (0.3125% x ($580,000,000 - $500,000,000)) - ($1,000,000 x 15%) - 0 - 0

= $1,875,000 + $250,000 - $150,000 - 0 - 0

= $1,975,000

Performance Fee Example 1 — Outperformance and Performance Fee Paid

Assumptions

A1/X1 =	Average market capitalization of the trust over the last 15 trading days of the previous fiscal quarter	$500,000,000
B1 =	Average closing of the company accumulation index over the last 15 trading days of the previous fiscal quarter	1.00
C1 =	Average closing of the company accumulation index over the last 15 trading days of the current fiscal quarter	1.05
J1 =	U.S. net equity value on the last business day of the previous fiscal quarter	65%
K1 =	Average closing of the MSCI US IMI/Utilities Index over the last 15 trading days of the previous fiscal quarter	1.00
L1 =	Average closing of the MSCI US IMI/Utilities Index over the last 15 trading days of the current fiscal quarter	1.02
N1 =	Foreign net equity value on the last business day of the previous fiscal quarter	35%
P1 =	Average closing of the MSCI Europe Utilities Index (in USD) over the last 15 trading days of the previous fiscal quarter	1.00
Q1 =	Average closing of the MSCI Europe Utilities Index (in USD) over the last 15 trading days of the current fiscal quarter	1.03
D =	“Deficit” carried forward from the previous period	Nil
S =	“Surplus” carried forward from the previous period	Nil

          The performance fee is 20% of the return for the period above the benchmark return for that period, after allowing for any “deficit” or “surplus” carried forward from previous periods.

(1)	Calculation of return for the period

          Return for the period:

= A1 × (C1 - B1)/ B1

= $500,000,000 × (1.05 - 1)/ 1
= $25,000,000

          Return for the period after allowing for any surplus carried forward:

= Return for the period + S
= $25,000,000 + $0
= $25,000,000

(2)	Calculation of benchmark return for the period

          Weighted average percentage change in MSCI US IMI/ Utilities Index over the period:

= J1 × (L1 - K1)/ K1

= 65% × (1.02 - 1)/ 1
= 1.3%

= Y1

          Weighted average percentage change in MSCI Europe Utilities Index (in USD) over the period:

= N1 × (Q1 - P1)/ P1

= 35% × (1.03 - 1)/ 1
= 1.05%

= Z1

          Benchmark return for the period:

= X1 × (Y1 + Z1)

= $500,000,000 × (1.3% + 1.05%)
= $11,750,000

          Benchmark return for the period after allowing for deficit carried forward:

= Benchmark return for the period + D
= $11,750,000 + $0
= $11,750,000

          Performance fee for the period:

= 20% × (return - benchmark return)
= 20% × ($25,000,000 - $11,750,000)
= 20% × ($13,250,000)
= $2,650,000

          As the return for the fiscal quarter is greater than the benchmark return for the fiscal quarter, a performance fee is payable in respect of the period to the order of $2,650,000.

          Deficit carried forward to next period:

= $0

Performance Fee Example 2 — Underperformance and Deficit Carried Forward

Assumptions

A1/×1	=	Average market capitalization of the trust over the last 15 trading days of the previous fiscal quarter	$500,000,000
B1	=	Average closing of the company accumulation index over the last 15 trading days of the previous fiscal quarter	1.05
C1	=	Average closing of the company accumulation index over the last 15 trading days of the current fiscal quarter	1.02
J1	=	U.S. net equity value on the last business day of the previous fiscal quarter	70%
K1	=	Average closing of the MSCI US IMI/Utilities Index over the last 15 trading days of the previous fiscal quarter	1.02
L1	=	Average closing of the MSCI US IMI/Utilities Index over the last 15 trading days of the current fiscal quarter	1.05
N1	=	Foreign net equity value on the last business day of the previous fiscal quarter	30%
P1	=	Average closing of the MSCI Europe Utilities Index (in USD) over the last 15 trading days of the previous fiscal quarter	1.03
Q1	=	Average closing of the MSCI Europe Utilities Index (in USD) over the last 15 trading days of the current fiscal quarter	1.06
D	=	“Deficit” carried forward from the previous period	Nil
S	=	“Surplus” carried forward from the previous period	Nil

          The performance fee is 20% of the return for the period above the benchmark return for that period, after allowing for any “deficit” or “surplus” carried forward from previous periods.

(1)	Calculation of return for the period

          Return for the period

= A1 × (C1 - B1)/ B1

= $500,000,000 × (1.02 - 1.05)/ 1.05

= $-14,285,714

          Return for the period after allowing for any surplus carried forward

= Return for the period + S
= $-14,285,714 + $0
= $-14,285,714

(2)	Calculation of benchmark return for the period

          Weighted average percentage change in MSCI US IMI/Utilities Index over the period:

= J1 × (L1 - K1)/ K1

= 70% × (1.05 - 1.02)/ 1.02

= 2.06%

= Y1

          Weighted average percentage change in MSCI Europe Utilities Index (in USD) over the period:

= N1 × (Q1 - P1)/ P1

= 30% × (1.06 - 1.03)/ 1.03

= 0.87%

= Z1

          Benchmark return for the period:

= X1 × (Y1 + Z1)

= $500,000,000 × (2.06% + 0.87%)
= $14,650,000

          Benchmark return for the period after allowing for deficit carried forward:

= Benchmark return for the period + D
= $14,650,000 + $0
= $14,650,000

          Performance fee for the period:

= 20% × (return - benchmark return)

= 20% × (- $14,285,714 - $14,650,000)

= $0 since return < benchmark return

          As the return for the fiscal quarter is less than the benchmark return for the fiscal quarter, no performance fee is payable in respect of the period and a deficit is carried forward.

          Deficit carried forward to next period:

= $14,650,000 - - $14,285,714

= $28,935,714

Performance Fee Example 3 — Outperformance and Performance Fee Paid After Recovery of Carried Forward Deficit

Assumptions

A1/X1	=	Average market capitalization of the trust over the last 15 trading days of the previous fiscal quarter	$500,000,000
B1	=	Average closing of the company accumulation index over the last 15 trading days of the previous fiscal quarter	1.02
C1	=	Average closing of the company accumulation index over the last 15 trading days of the current fiscal quarter	1.10
J1	=	U.S. net equity value on the last business day of the previous fiscal quarter	75%
K1	=	Average closing of the MSCI US IMI/Utilities Index over the last 15 trading days of the previous fiscal quarter	1.05
L1	=	Average closing of the MSCI US IMI/Utilities Index over the last 15 trading days of the current fiscal quarter	1.06
N1	=	Foreign net equity value on the last business day of the previous fiscal quarter	25%
P1	=	Average closing of the MSCI Europe Utilities Index (in USD) over the last 15 trading days of the previous fiscal quarter	1.06
Q1	=	Average closing of the MSCI Europe Utilities Index (in USD) over the last 15 trading days of the current fiscal quarter	1.04
D	=	“Deficit” carried forward from the previous period	$28,935,714
S	=	“Surplus” carried forward from the previous period	Nil

          The performance fee is 20% of the return for the period above the benchmark return for that period, after allowing for any “deficit” or “surplus” carried forward from previous periods.

(1)	Calculation of return for the period

          Return for the period:

= A1 × (C1 - B1)/ B1

= $500,000,000 × (1.1 - 1.02)/ 1.02
= $39,215,686

          Return for the period after allowing for any surplus carried forward:

= Return for the period + S
= $39,215,686 + $0
= $39,215,686

(2)	Calculation of benchmark return for the period

          Weighted average percentage change in MSCI US IMI/Utilities Index over the period:

= J1 × (L1 - K1)/ K1

= 75% × (1.06 - 1.05)/ 1.05

= 0.71%

= Y1

          Weighted average percentage change in MSCI Europe Utilities Index (in USD) over the period:

= N1 × (Q1 - P1)/ P1

= 25% × (1.04 - 1.06)/ 1.06
= -0.47%

= Z1

          Benchmark return for the period:

= X1 × (Y1 + Z1)

= $500,000,000 × (0.71% - 0.47%)
= $1,200,000

          Benchmark return for the period after allowing for deficit carried forward:

= Benchmark return for the period + D
= $1,200,000 + $28,935,714
= $30,135,714

          Performance fee for the period:

= 20% × (return - benchmark return)
= 20% × ($39,215,686 - $30,135,714)
= 20% × ($9,079,972)
= $1,815,994

          As the return for the fiscal quarter is greater than the benchmark return for the fiscal quarter after allowing for recovery of the deficit carried forward from prior periods, a performance fee is payable in respect of the period to the order of $1,815,994

          Deficit carried forward to next period:

= $0.

PRINCIPAL SHAREHOLDERS/ SECURITY OWNERSHIP

OF DIRECTORS AND EXECUTIVE OFFICERS

Not applicable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Relationship with the Macquarie Group

          We will use the proceeds from this offering to acquire our initial businesses and investments for cash from the Macquarie Group, from infrastructure investment vehicles managed by the Macquarie Group or from third parties. See “The Acquisition of Our Initial Businesses and Initial Investments.”

          The terms and pricing of the agreements with respect to our acquisitions of our initial businesses and investments from the Macquarie Group and from investment vehicles managed by the Macquarie Group and the terms of our management services agreement and registration rights agreement which we intend to enter into were negotiated among Macquarie Group affiliated entities in the overall context of this offering. There was no review by unaffiliated third parties on our behalf, including by the company’s independent board members, of the pricing or the terms of the agreements which we have entered into or intend to enter into. As a result, provisions of these agreements may be less favorable to the company than they might have been had they been produced by arm’s-length transactions between unaffiliated third parties.

          In connection with the acquisition of our initial businesses and investments, financial advisory, arranging and facility fees of approximately $10.5 million with respect to Atlantic, approximately $6.4 million with respect to Thermal Chicago and Northwind Aladdin and approximately £700,000 ($1.3 million) with respect to SEW that have or will be paid to affiliates of the Macquarie Group are included in the purchase prices of the respective businesses and investments. We also anticipate paying approximately $2.3 million to the Macquarie Group for financial advisory, arranging and facility fees upon the closing of the acquisition of GAH. In addition, MDE and North America Capital paid interest and letter of credit fees at market rates to the Macquarie Group in relation to bridge loan facilities utilized to fund a portion of the acquisition of Thermal Chicago and Atlantic respectively, until MDE and North America Capital established permanent debt financing.

          The Macquarie Group provides 40% of the commitment as a lender under the $130 million term loan facility incurred by North America Capital. The fees and interest payable to the Macquarie Group are no more favorable than those payable to the other third party lenders. The Macquarie Group intends to reduce its commitment when the facility is syndicated by the current lenders.

          Macquarie Securities (USA) Inc., an underwriter, and, until this offering is complete, the company and the trust, are indirect wholly owned subsidiaries of Macquarie Bank Limited. Macquarie Infrastructure Management (USA) Inc., our Manager, is a part of the Macquarie Group, and, as such, is an affiliate of Macquarie Securities (USA) Inc. In connection with the acquisition by MIC Inc. of the units of PCAA Parent LLC, Macquarie Securities (USA) Inc. will receive consideration from the sale of its units in PCAA Parent LLC of approximately $1 million. In addition, we expect to pay financial advisory, arranging and facility fees to Macquarie Securities (USA) Inc. in relation with the acquisitions of GAH by Atlantic, Thermal Chicago and Northwind Aladdin by MDEH and Atlantic by North America Capital of approximately $2.3 million, $5.5 million, and $8.4 million, respectively, upon the closing of our acquisitions. These amounts are included in the amounts to be paid to the Macquarie Group discussed in the preceding paragraph. In addition, Macquarie Securities (USA) Inc. will be reimbursed for any out-of-pocket expenses it incurs in connection with providing such financial services.

          Prior to its issuance of senior secured notes in a private placement, MDE entered into an interest rate swap transaction with the Macquarie Group with a notional principal amount of $47.5 million to hedge against increases in long-term interest rates. This hedge was terminated in September upon issuance of the notes. Both the execution and termination of the swap occurred at market rates. Due to downward movements in market interest rates, MDE was required to pay the Macquarie Group $2.2 million to terminate the swap.

          We have agreed that affiliates of the Macquarie Group, including Macquarie Securities (USA) Inc., an underwriter, will have preferred provider status in respect of any financial advisory services to be contracted for by us or our subsidiaries in the future. We will contract for such services on an arm’s-length basis on market terms upon approval by our independent directors. Any fees payable for such financial advisory services are in addition to all fees paid under the management services agreement as described in “Our Manager — Management Services Agreement — Fees.”

Contractual Arrangements

Management Services Agreement

          The company and its managed subsidiaries intend to enter into a management services agreement, pursuant to which the company and its managed subsidiaries will appoint Macquarie Infrastructure Management (USA) Inc. as our Manager. See “Our Manager — Management Services Agreement.”

Agreement to Reimburse Expenses Incurred by Our Manager on Our Behalf

          Pursuant to a letter agreement dated November 3, 2004, the company has agreed to reimburse our Manager for certain costs and expenses incurred or to be incurred prior to and in connection with the closing of this offering. These costs include:

•	all fees required to be paid to the SEC;

•	the engagement of agents, valuers, contractors and advisors (including accounting, financial, tax and legal advisers), the engagement of auditors for the preparation and/or audit of financial information, financial statements and tax returns of the trust, the company and the managed subsidiaries and other;

•	listing, filing or other fees incurred to effect compliance with any applicable laws or regulations (including the HSR Act), and other ministerial or incorporation fees; and

•	printing costs and marketing costs relating to this offering, other reasonable expenses, including “roadshow” expenses, and costs related to advertising, investor relations and promotions of the company.

Private Placement Agreement

          Our Manager has agreed to purchase from us at the closing of this offering in a separate private placement transaction a number of shares having an aggregate purchase price of $50 million at a per share price equal to the initial public offering price. Our Manager may sell up to 30% of these shares at any time. At any time from and after the first anniversary of the closing of this offering, it may sell up to a further 35% of these shares and may sell the balance at any time from and after the third anniversary of the closing of this offering.

     Registration Rights Agreement

          We intend to enter into a registration rights agreement for the sale of shares of trust stock by our Manager. See “Our Manager — Management Services Agreement — Registration Rights” for a discussion of this agreement.

GAH Bridge Loan

          In connection with the acquisition of GAH, we intend to enter into a bridge loan facility with the Macquarie Group. The loan will be available to us to finance a portion of our acquisition of GAH until December 31, 2004, the same date by which all conditions to completion of the acquisition of GAH must be satisfied. If drawn upon, the loan will become due and payable 365 days after the drawdown date. Under the terms of the bridge loan facility, we will pay to the Macquarie Group the following:

•	an establishment fee of $137,000 due and payable 30 days after the execution of the loan agreement plus $137,000 due and payable on May 31, 2005 if the loan is not repaid by December 31, 2004;

•	a commitment fee of 1.00% per year on the undrawn portion of the loan; and

•	interest on the drawn portion of the loan calculated as LIBOR rate plus 3.00% during the first six months of the loan and LIBOR rate plus 6.00% during the second six months of the loan.

          We intend to utilize this bridge loan facility only in the event that North America Capital is unable to expand its current credit facility. See “The Acquisition of Our Initial Business and Initial Investments — Acquisition of Our Airport Services Business.”

     Our Related Party Transaction Policy

          Prior to the completion of this offering, the board of directors will adopt the code of ethics and conduct establishing the standards of ethical conduct applicable to all directors, officers and employees, as applicable, of the company and its subsidiaries, our Manager, employees of our Manager and any other affiliate of our Manager who is performing management services for the company.

          The code will address, among other things, conflicts of interest and related party transactions generally and will require audit committee approval of all related party transactions. The code specifically requires audit committee approval for transactions between us and any affiliate of our Manager relating to mandates for advisory services, acquisitions or sales, co-investment decisions or the provision of any other services to us.

DESCRIPTION OF SHARES

General

          The following is a summary of the material terms of the shares representing beneficial interests in Macquarie Infrastructure Company Trust, which we refer to as the trust stock, and the limited liability company interests of Macquarie Infrastructure Company LLC, which we refer to as the LLC interests. The amended and restated trust agreement, which we refer to as the trust agreement, and the amended and restated LLC agreement, which we refer to as the LLC agreement, provide for the issuance of the trust stock and LLC interests, respectively, and the distributions on and voting rights of the trust stock and the LLC interests, respectively. The following description is subject to the provisions of the Delaware Statutory Trust Act and the Delaware Limited Liability Company Act. Certain provisions of the LLC agreement and the trust agreement are intended to be consistent with the Delaware General Corporation Law and the powers of the company, the governance processes and the rights of the trust as the holder of the LLC interests and the shareholders of the trust are generally intended to be similar in many respects to those of a Delaware corporation. In some instances, this summary refers to specific differences between the rights of holders of trust stock or LLC interests, on one hand, and the rights of shareholders of a Delaware corporation, on the other hand. Similarly, in some instances this summary refers to specific differences between the attributes of shares of trust stock or LLC interests, on one hand, and shares of stock of a Delaware corporation, on the other hand. The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of each of the trust agreement and the LLC agreement, which will govern your rights as a holder of the trust stock and the trust’s rights as a holder of LLC interests, each of which we have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Authorized Trust Stock

          Each share of trust stock represents an undivided beneficial interest in the trust and each share of trust stock corresponds to one underlying LLC interest of the company owned by the trust. Unless the trust is dissolved, it must remain the sole holder of 100% of the LLC interests and at all times the company will have outstanding the identical number of LLC interests as the number of outstanding shares of trust stock. The trust is authorized to issue 500,000,000 shares of trust stock and the company is authorized to issue a corresponding number of LLC interests. Immediately following the completion of this offering, the trust will have 23,400,100 shares outstanding, or 26,610,100 shares outstanding if the underwriters exercise their overallotment option in full, and the company will have an equal number of corresponding LLC interests outstanding. The trust cannot issue any other class of trust stock, and the company does not intend to issue any other class of LLC interests. All shares and LLC interests will be fully paid and nonassessable upon payment therefor.

     Dividends

          The company, acting through its board of directors, is expected to declare and pay dividends on the LLC interests to the trust as the sole holder of those interests. Upon receipt of any dividends declared and paid by the company, the trust will, pursuant to the terms of the trust agreement, distribute the whole amount of those dividends in cash to its shareholders, in proportion to their percentage ownership of the trust, as they appear on the share register on the related record date. The board of directors may, in its sole discretion and at any time, declare and pay dividends of the company and make and pay distributions from the net cash flow to the holders of its LLC interests. “Net cash flow,” for any period, is defined as the gross cash proceeds of the company for such period less the portion used to pay or establish reserves for company expenses, debt payments, capital improvements, replacements and contingencies, all as determined by the board of directors of the company. Net cash flow will not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but will be increased by any reductions of reserves discussed in the prior sentence.

     Voting Rights

          Each outstanding share of trust stock is entitled to one vote for each share on any matter with respect to which the trust, as sole member of the company, is entitled to vote, as provided in the LLC agreement and as detailed below. Pursuant to the terms of the LLC agreement and the trust agreement, unless the trust is dissolved, it must remain the sole holder of the LLC interests and, with respect to those matters subject to vote by the members of the company, the company will act at the direction of the trust. The company, as sponsor of the trust, will provide to the trust, for transmittal to shareholders of the trust, the appropriate form of proxy to enable shareholders of the trust to direct, in proportion to their percentage ownership of trust stock, the trust’s vote. The trust will vote its LLC interests in the same proportion as the vote of holders of the trust stock. For the purposes of this summary, the voting rights of members of the company that effectively will be exercised by the shareholders of the trust by proxy will be referred to as the voting rights of the holders of the trust stock.

          The LLC agreement provides that the members are entitled, at the annual meeting of members of the company, to vote for the election of all of the directors other than the director appointed by our Manager. Because neither the trust agreement nor the LLC agreement provides for cumulative voting rights, the holders of a plurality of the voting power of the then outstanding shares of the trust, the company’s sole member, represented at a meeting will effectively be able to elect all the directors of the company standing for election.

Right to Bring a Derivative Action and Enforcement of the Provisions of the LLC Agreement by Holders of the Trust Stock

          The LLC agreement and the trust agreement both provide that a holder of trust stock has the right to directly institute a legal proceeding against the company to enforce the provisions of the LLC agreement. In addition, the LLC agreement and the trust agreement provide that holders of ten percent or more of the outstanding shares of trust stock have the right to cause the trust to bring a derivative action in the right of the company under Section 18-1001 of the Delaware Limited Liability Company Act.

     Optional Purchase

          The LLC agreement and the trust agreement provide that, if at any time more than 90% of the then outstanding shares of trust stock are held by one person, who we refer to as the acquirer, such acquirer has the right to cause the trust to mandatorily exchange all shares of trust stock then outstanding for an equal number of LLC interests, which we refer to as an acquisition exchange, and dissolve the trust. The company, as sponsor of the trust, will cause the transfer agent of the trust stock to mail a copy of notice of such exchange to the shareholders of the trust at least 30 days prior to the exchange of shares of trust stock for LLC interests. Upon the completion of such acquisition exchange, each holder of shares of trust stock immediately prior to the completion of the acquisition exchange will be admitted to the company as a member in respect of an equal number of LLC interests and the trust will cease to be a member of the company.

          Following the exchange, the acquirer has the right to purchase from the other members for cash all, but not less than all, of the outstanding LLC interests that the acquirer does not own. The acquirer can exercise its right to effect such purchase by delivering notice to the company of its election to make the purchase not less than 60 days prior to the date which it selects for the purchase. The company will use reasonable efforts to cause the transfer agent to mail the notice of the purchase to the record holders of the LLC interests at least 30 days prior to purchase.

          Upon the acquirer’s exercise of its purchase right, members other than the acquirer shall be required to sell all, but not less than all, of their outstanding LLC interests at the offer price. The offer price will be equal to the average closing price (as described below) per share of trust stock or LLC interest, as applicable, on the 20 trading days immediately prior to, but not including, the date of the acquisition exchange. While this provision of the LLC agreement provides for a fair price requirement, the

LLC agreement does not provide members with appraisal rights that shareholders of a Delaware corporation would be entitled to under Section 262 of the Delaware General Corporation Law.

          The closing price of the trust stock or LLC interests, as applicable, on any date of determination means:

•	the closing sale price (or, if no closing price is reported, the last reported sale price) of a share of trust stock or an LLC interest, as applicable, (regular way) on the NYSE on such date;

•	if the trust stock or the LLC interests are not listed for trading on the NYSE on any such date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which the trust stock or the LLC interests, as applicable, are so listed;

•	if the trust stock or the LLC interests, as applicable, are not so listed on a U.S. national or regional securities exchange, the price as reported by the Nasdaq National Market;

•	if the trust stock or the LLC interests, as applicable, are not so reported, the last quoted bid price for the trust stock or the LLC interests, as applicable, on the over-the-counter market as reported by the National Quotation Bureau or a similar organization; or

•	if the trust stock or the LLC interests, as applicable, are not so quoted, the average of the mid-point of the last bid and ask prices for the trust stock or the LLC interests, as applicable, from at least three nationally recognized investment firms that the company selects for such purpose.

     Mandatory Exchange

          The LLC agreement and the trust agreement provide that in the event that either:

•	the trust or the company, or both, is, or is reasonably likely to be, treated as a corporation for U.S. federal income tax purposes;

•	the trust is, or is reasonably likely to be, required to issue Schedules K-1 to holders of trust stock; or

•	the existence of the trust otherwise results, or is reasonably likely to result, in a material tax detriment to the trust, the holders of trust stock, the company or any of the members,

and the board of directors obtains an opinion of counsel to such effect, the company, as sponsor of the trust, must cause the trust to exchange all shares of trust stock then outstanding for an equal number of LLC interests, which we refer to as a mandatory exchange, and dissolve the trust. The company, as sponsor of the trust, will cause the transfer agent for the trust stock to mail a copy of notice of such exchange to the shareholders of the trust at least 30 days prior to the mandatory exchange. Upon the completion of a mandatory exchange, each holder of shares of trust stock immediately prior to the completion of the mandatory exchange will be admitted to the company as a member in respect of an equal number of LLC interests and the trust will cease to be a member of the company.

     Election by the Company

          In circumstances where the trust has been dissolved, the LLC agreement provides that the board of directors may, without the consent of the members, cause the company to elect to be treated as a corporation for U.S. federal income tax purposes if the board receives an opinion from a nationally recognized financial advisor to the effect that the market valuation of the company is expected to be significantly lower as a result of the company continuing to be treated as a partnership for U.S. federal income tax purposes than if the company instead elected to be treated as a corporation for U.S. federal income tax purposes.

     Dissolution of the Trust and the Company

          In addition to the dissolution of the trust upon the occurrence of an acquisition exchange or a mandatory exchange, the LLC agreement provides for the dissolution and winding up of the company upon the occurrence of:

•	the adoption of a resolution by a majority vote of the board of directors approving the dissolution, winding up and liquidation of the company and such action has been approved by the affirmative vote of a majority of the outstanding LLC interests;

•	the unanimous vote of its members to dissolve, wind up and liquidate the company; or

•	a judicial determination that an event has occurred that makes it unlawful, impossible or impractical to carry on the business of the company as then currently operated as determined in accordance with Section 18-802 of the Delaware Limited Liability Company Act.

          Following the occurrence of a dissolution event with respect to the company, each share of trust stock will be mandatorily exchanged for an LLC interest and the company will then be liquidated in accordance with the terms of the LLC agreement. Upon liquidation and winding up of the company, the then holders of LLC interests will be entitled to share ratably in the assets of the company legally available for distribution.

Anti-Takeover Provisions

          Certain provisions of the management services agreement, the trust agreement and the LLC agreement, which will become effective upon the closing of this offering, may make it more difficult for third parties to acquire control of the trust and the company by various means. These provisions could deprive the shareholders of the trust of opportunities to realize a premium on the shares of trust stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the trust stock. These provisions are intended to:

•	protect the position of our Manager and its rights to manage the business and affairs of the company under the management services agreement;

•	enhance the likelihood of continuity and stability in the composition of the board of directors of the company and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of the trust and the company;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of the trust and the company to consult first with the board of directors of the company to negotiate the terms of any proposed business combination or offer; and

•	reduce the vulnerability of the trust and the company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the outstanding shares of trust stock or that is otherwise unfair to shareholders of the trust.

Anti-Takeover Effects of the Management Services Agreement

          The limited circumstances in which our Manager may be terminated means that it will be very difficult for a potential acquirer of the company to take over the management and operation of our business. Under the terms of the management services agreement, our Manager may only be terminated by the company in the following circumstances:

•	our shares underperform a benchmark index by more than 30% in relative terms and more than 2.5% in absolute terms in 16 out of 20 consecutive quarters prior to and including the most recent full quarter, and the holders of a minimum of 66 2/3% of trust stock (excluding any shares of trust stock owned by our Manager or any affiliate of our Manager) vote to remove our Manager;

•	our Manager materially breaches the terms of the management services agreement and such breach continues unremedied for 60 days after notice;

•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the management services agreements or engages in fraudulent or dishonest acts; or

•	our Manager experiences certain bankruptcy events.

          In addition to the limited circumstances in which our Manager can be terminated under the terms of the management services agreement, the management services agreement provides that in circumstances where the trust stock ceases to be listed on a recognized U.S. exchange or on the Nasdaq National Market as a result of the acquisition of trust stock by third parties in an amount that results in the trust stock ceasing to meet the distribution and trading criteria on such exchange or market, the Manager has the option to either propose an alternate fee structure and remain our Manager or resign, terminate the management services agreement upon 30 days’ written notice and be paid a substantial termination fee. The termination fee payable on the Manager’s exercise of its right to resign as our Manager subsequent to a delisting of our shares could delay or prevent a change in control that may favor our shareholders. Furthermore, in the event of such a delisting, any proceeds from the sale, lease or exchange of a significant amount of assets must be reinvested in new assets of our company. We will also be prohibited from incurring any new indebtedness or engaging in any transactions with the shareholders of the company or their affiliates without the prior written approval of the Manager. These provisions could deprive the shareholders of the trust of opportunities to realize a premium on the shares of trust stock owned by them.

          Furthermore, upon resignation of our Manager and the termination of the management services agreement, or within 30 days of a delisting of our shares, unless otherwise agreed by our Manager, the trust, the company, and its subsidiaries, will cease using the Macquarie brand entirely, including changing their names to remove any reference to “Macquarie.”

Anti-Takeover Provisions in the Trust Agreement and the LLC Agreement

          A number of provisions of the LLC agreement and the trust agreement also could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the trust and the company. The trust agreement and the LLC agreement prohibit the merger or consolidation of the trust and the company with or into any limited liability company, corporation, trust or any other unincorporated business or the sale, lease or exchange of all or substantially all of the trust’s and the company’s assets unless the board of directors adopts a resolution by a majority vote approving such action and unless such action is approved by the affirmative vote of a majority of the outstanding shares of trust stock; provided, however, that any shares of trust stock held by the Manager or an affiliate or associate of the Manager, shall not be entitled to vote to approve any merger or consolidation with or into, or sale, lease or exchange to, the Manager or any affiliate or an associate thereof. In addition, the LLC agreement and the trust agreement contain provisions based on Section 203 of the Delaware General Corporation Law, which prohibit the company and the trust from engaging in a business combination with an interested shareholder unless such business combination is approved by the affirmative vote of the holders of 66 2/3% of the outstanding trust stock of the company’s sole member (other than those shares held by the interested shareholder).

          A “business combination” means:

•	any merger or consolidation of the trust, the company or subsidiary of the company with an interested shareholder or any person that is, or after such merger or consolidation would be, an affiliate or associate of an interested shareholder; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with, or proposed by or on behalf of, an interested shareholder or an affiliate or associate of an interested shareholder of any assets of the trust, the company or subsidiary of the company, having an aggregate fair market value of not less than ten percent of the net investment value of the company; or

•	the issuance or transfer by the trust, the company or any subsidiary of the company (in one transaction or series of transactions) of any securities of the trust, the company or any subsidiary of the company to, or proposed by or on behalf of, an interested shareholder or an affiliate or associate of an interested shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of not less than ten percent of the net investment value of the company; or

•	any spinoff or split-up of any kind of the trust, the company or a subsidiary of the company proposed by or on behalf of an interested shareholder or an affiliate or associate of the interested shareholder; or

•	any reclassification of securities (including any reverse split of shares of trust stock or LLC interests, or both) or recapitalization of the trust or the company, or both, or any merger or consolidation of the trust or company with any subsidiary of the company, or any other transaction that has the effect of increasing the percentage of the outstanding shares of the trust, the company or any subsidiary of the company or any class of securities of, the company or any subsidiary of the company convertible or exchangeable for shares of trust stock, LLC interests or equity securities, as the case may be, that are directly or indirectly owned by an interested shareholder or any affiliate or associate of an interested shareholder; or

•	any agreement, contract or other arrangement providing for any one or more of the actions in the above bullet points.

          Please see “Our Manager — Management Services Agreement — Fees” for a description of the definition of “net investment value.”

          An “interested shareholder” is a person (other than our Manager, the trust, the company or any subsidiary of the company or any employee benefit plan) who:

•	is, or was at any time within the three-year period immediately prior to the date in question, the beneficial owner of 15% or more of the shares of trust stock or LLC interests, as the case may be, and who did not become the beneficial owner of such amount of shares of trust stock or LLC interests, as the case may be, pursuant to a transaction that was approved by the company, acting through the board of directors; or

•	is an assignee of, or has otherwise succeeded to, any shares of trust stock or LLC interests, as the case may be, of which an interested shareholder was the beneficial owner at any time within the three-year period immediately prior to the date in question, if such assignment or succession occurred in the course of a transaction not involving a public offering.

          Subject to the right of our Manager to appoint one director and his or her successor in the event of a vacancy, the LLC agreement authorizes only the board of directors of the company to fill vacancies, including for newly created directorships. This provision could prevent a shareholder of the trust from effectively obtaining an indirect majority representation on the board of directors of the company by permitting the existing board to increase the number of directors and to fill the vacancies with its own nominees. The LLC agreement and the trust agreement also provide that directors may be removed only for cause and only by the affirmative vote of holders of 66 2/3% of the outstanding trust stock.

          The trust agreement and the LLC agreement do not permit holders of the trust stock to act by written consent. Instead, shareholders may only take action via proxy, which, when the action relates to the trust’s exercise of its rights as a member of the company, may be presented at a duly called annual or special meeting of members of the company and will constitute the vote of the trust. For so long as the trust remains the company’s sole member, the trust shall act by written consent, including to vote its LLC interests in a manner that reflects the vote by proxy of the holders of the trust stock. Furthermore, the trust agreement and the LLC agreement provide that special meetings may only be called by the chairman of the board of directors of the company or by resolution adopted by the board of directors. The trust agreement and the LLC agreement also provide that members, or holders of trust stock, seeking to bring business before an annual meeting of members or to nominate candidates for election as directors at an annual meeting of members of the company, must provide notice thereof in writing to the company not less than 120 days and not more than 150 days prior to the date of the annual meeting of the company. In addition, the member or holder of trust stock furnishing such notice must be a member or shareholder of record on both (1) the date of delivering such notice and (2) the record date for the determination of members or shareholders entitled to vote at such meeting. The LLC agreement and the trust agreement specify certain requirements as to the form and content of a member’s or shareholder’s notice, as the case may be. These provisions may preclude members or holders of trust stock from bringing matters before an annual meeting or from making nominations for directors at an annual or special meeting.

          Authorized but unissued shares of trust stock are available for future issuance without approval of the shareholders of the trust. These additional shares of trust stock may be utilized for a variety of purposes, including future public offerings to raise additional capital or to fund acquisitions. The existence of authorized but unissued shares of trust stock could render more difficult or discourage an attempt to obtain control of the trust by means of a proxy contest, tender offer, merger or otherwise.

          In addition, the board of directors of the company has broad authority to amend the LLC agreement and the trust agreement, as discussed below. The board could, in the future, choose to amend the LLC agreement to include other provisions which have the intention or effect of discouraging takeover attempts.

Disclosure Requirements Applicable to Ten Percent Investors

Ten Percent Investors at the Closing of this Offering

          In order to secure approval of our acquisition of the Thermal Chicago business in advance of the closing of this offering, we have agreed with the City of Chicago that any ten percent investor in this offering would be required to make certain representations to the City of Chicago in its standard form of EDS which also requires highly specific information about the responder. The current form of the EDS is included in the LLC agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part. These representations include, but are not limited to, the following:

•	the investor has not had a “business relationship” with any City of Chicago elected official in the 12 months before the date of the EDS;

•	the investor is not delinquent in the payment of any tax administered by the Illinois Department of Revenue, nor is it or its affiliates delinquent in paying any fine, fee, tax or other charge owed to the City of Chicago;

•	the investor and its affiliates have not, in the past five years, been found in violation of any City of Chicago, state or federal environmental law or regulation;

•	the investor, and its officers, directors, partners, members, managers and executive directors, if any, have not, in the past five years, had one or more public transactions terminated for cause or default; and

•	the investor has searched any and all of its records and the records of any and all predecessor entities for records of investments or profits from slavery, the slave industry or slaveholder insurance policies, and has found no such records and no records of names of any slaves or slaveholders.

Any such investor would also be required to make the following acknowledgements and agreements in the EDS:

•	the investor will comply fully with the City’s Governmental Ethics and Campaign Financing Ordinances;

•	the investor understands and will comply with the applicable requirements of the City of Chicago’s Governmental Ethics Ordinance and the provisions of Municipal Code relating to cooperation with investigations by the Inspector General; and

•	the investor will comply with all statutes, ordinances and regulations on which the EDS is based.

Ten Percent Investors at the Time of any Future Request for City of Chicago Action

          In the event that we are required to obtain approval from the City of Chicago in the future for any matter, including to expand our district cooling system in downtown Chicago or to amend the Use Agreement, we will need to, along with each of our then ten percent investors, submit an EDS to the City of Chicago. Each ten percent investor would be required to complete the then current EDS, which is likely to involve making substantially similar acknowledgements and agreements as discussed above and making representations similar to, or disclosures in response to, among other things, the statements set forth above. Each ten percent investor must also supplement the EDS for any changes up to the time the City of Chicago takes action on the matter.

          If the City of Chicago determines that any information provided in an EDS is false, incomplete or inaccurate, it could rescind or void our Use Agreement or any other arrangement that we have with the City of Chicago at that time, as well as pursue any remedies under the Use Agreement or such other arrangements. Furthermore, the City of Chicago could decline to allow us or any ten percent investor to participate in other transactions with the City of Chicago.

          The LLC agreement requires any holder of ten percent of the shares of trust stock to prepare and provide to us an executed EDS for submission to the City within 30 days of our written request.

General

          Any EDS filed by a ten percent investor may become publicly available. By completing and signing an EDS, a ten percent investor will have waived and released any possible rights or claims which it may have against the City of Chicago in connection with the public release of information contained in the EDS and also will have authorized the City of Chicago to verify the accuracy of any information submitted in the EDS. The filing of an EDS will entitle the City of Chicago to investigate the creditworthiness of the investor named in the EDS. We refer you to the form of EDS included in the LLC agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, for further details on the currently required disclosures.

Amendment of the LLC Agreement

          The LLC agreement may be amended by a majority vote of the board of directors of the company, except with respect to the following provisions, which effectively require an affirmative vote of at least a majority of the outstanding shares of trust stock:

•	the purpose or powers of the company;

•	the authorization of additional LLC interests;

•	the provisions regarding the right to acquire LLC interests after an acquisition exchange described above;

•	the right of a holder of trust stock to enforce the LLC agreement;

•	the hiring of a replacement manager following the termination of the management services agreement;

•	the merger or consolidation of the company, the sale, lease or exchange of all or substantially all of the company’s assets and certain other business combinations or transactions; and

•	the right of holders to vote on the dissolution of the company.

          In addition, the consent of our Manager is required to amend the provisions providing for the duties of our Manager and the secondment of our officers pursuant to the management services agreement and the provision entitling our Manager to appoint the director who will serve as the chairman of the board of directors of the company for so long as the management services agreement is in effect.

Amendment of the Trust Agreement

          The trust agreement may be amended by the regular trustee at the direction of the company, as sponsor of the trust, acting through its board of directors. However, neither the company nor a trustee may:

•	enter into or consent to any amendment which would cause the trust to fail or cease to qualify for the exemption from the status of an “investment company” under the Investment Company Act of 1940 or be classified as anything other than a grantor trust for U.S. federal income tax purposes;

•	cause the Trust to issue a class of equity securities other than the shares or issue any debt securities or any derivative securities or amend the provision of the trust agreement prohibiting any such issuances;

•	enter into or consent to any amendment of the trust agreement that would affect the exclusive and absolute right of the shareholders of trust stock to direct the voting of the trust, as a member of the company, with respect to all matters reserved for the vote of members pursuant to the LLC agreement;

•	change the number of authorized shares without the affirmative vote of a majority of the shares of trust stock; or

•	amend the provision of the trust agreement governing the amendment thereof without the affirmative vote of a majority of the shares of trust stock.

Transfer Agent and Registrar

          The transfer agent and registrar for the shares of trust stock and the LLC interests is The Bank of New York.

Listing

          We have applied to list the shares of trust stock on the NYSE.

SECURITIES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, no public market for our shares existed. The prevailing market price of our shares could decline because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could impair our ability to raise capital through future offerings of shares.

          Upon completion of this offering, we will have outstanding an aggregate of 23,400,100 shares, assuming no exercise of the underwriters’ overallotment option. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for shares, if any, which may be acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant shareholders, if any.

          An aggregate of 2,000,100 shares held by our Manager upon completion of this offering are deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act.

          Our Manager may elect to reinvest the base and performance fees it receives to buy our shares from us pursuant to the management services agreement. The shares our Manager receives upon reinvestment are also deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act.

Lock-up Agreements

          We, our directors and officers, and our Manager have agreed, subject to certain exceptions, to enter into lock-up agreements in favor of the underwriters that prohibit us and our Manager, directly or indirectly, from selling or otherwise disposing of any shares or securities convertible into shares for a period of 180 days from the date of this prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., subject to limited exceptions. Immediately following this offering, persons subject to lock-up agreements will own                shares, representing approximately                % of the then outstanding shares, or approximately                % if the underwriters’ overallotment option is exercised in full.

Rule 144

          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period the number of those restricted securities that does not exceed the greater of:

•	1% of the total number of shares then outstanding; and

•	the average weekly trading volume of the shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

          Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person that has not been one of our affiliates at any time during the three months preceding a sale, and that has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner of sale or other limitations contained in Rule 144.

Registration Rights

          Upon completion of this offering, we intend to enter into a registration rights agreement for the sale of shares owned by our Manager upon the request of our Manager. See “Our Manager — Management Services Agreement” for a discussion of this agreement. After these shares are registered, they will be freely tradable without restriction under the Securities Act, subject to the lock-up pursuant to the terms of the management services agreement.

Independent Directors Equity Plan

          We intend to file a registration statement on Form S-8 under the Securities Act to register a certain number of shares for issuance under our Independent Directors Equity Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

          The following discussion describes the material U.S. federal (and certain state and local) income tax considerations associated with the purchase, ownership and disposition of shares as of the date hereof by U.S. holders (as defined below) and non-U.S. holders (as defined below). Except where noted, this discussion deals only with shares held as capital assets by holders who acquired shares upon their original issuance and does not address special situations, such as those of:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	insurance companies;

•	persons holding shares as a part of a hedging, integrated or conversion transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons liable for alternative minimum tax.

          Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder, or the Regulations, and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those described below.

          A “U.S. holder” of shares means a beneficial owner of shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

          A “non-U.S. holder” of shares means a beneficial owner of shares that is not a U.S. holder.

          If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares, we urge you to consult your own tax adviser.

          No statutory, administrative or judicial authority directly addresses the treatment of shares or instruments similar to shares for U.S. federal income tax purposes. As a result, we cannot assure you that the IRS or the courts will agree with the tax consequences described herein. A different treatment from that described below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the shares. If you are considering the purchase of shares, we urge you to consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of shares, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Status of the Trust

          Under current law and assuming full compliance with the terms of the trust agreement (and other relevant documents), although the matter is not free from doubt, in the opinion of Shearman & Sterling LLP, the trust will be classified a grantor trust for U.S. federal income tax purposes and not as an association taxable as a corporation. As a result, for U.S. federal income tax purposes, you generally will be treated as the beneficial owner of a pro rata portion of the interests in the company held by the trust. You should be aware that an opinion of counsel is not binding on the IRS or the courts. Therefore, there can be no assurance that the IRS will not contend, or that a court will not ultimately hold, that the trust does not constitute a grantor trust for U.S. federal income tax purposes. If the trust is found not to constitute a grantor trust for U.S. federal income tax purposes or the board of directors determines that the existence of the trust results or is reasonably likely to result in a material tax detriment to holders, among other things, then the board of directors may agree to dissolve the trust and transfer LLC interests to holders in exchange for shares of trust stock.

Status of the Company

          A partnership is not a taxable entity and incurs no U.S. federal income tax liability. Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, which we refer to as the qualifying income exception, exists with respect to publicly traded partnerships of which 90% or more of the gross income during each taxable year consists of “qualifying income” within the meaning of Section 7704(d) of the Code. Qualifying income includes dividends, interest and capital gains from the sale or other disposition of stocks and bonds. We estimate that at least 90% of our gross income for each taxable year will constitute income that Shearman & Sterling LLP has opined or will opine is qualifying income within the meaning of Section 7704(d) of the Code.

          Under current law and assuming full compliance with the terms of the LLC agreement (and other relevant documents) and based upon factual representations made by us, in the opinion of Shearman & Sterling LLP, the company will be classified as a partnership for U.S. federal income tax purposes. The factual representations made by us upon which Shearman & Sterling LLP has relied are: (a) the company has not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and (b) for each taxable year, more than 90% of the company’s gross income will be income that Shearman & Sterling LLP has opined or will opine is qualifying income within the meaning of Section 7704(d) of the Code.

          There can be no assurance that the IRS will not assert that the company should be treated as a publicly traded partnership taxable as a corporation. No ruling has been or will be sought from the IRS, and the IRS has made no determination, as to the status of the company for U.S. federal income tax purposes or whether the company’s operations generate “qualifying income” under Section 7704(d) of the Code. Whether the company will continue to meet the qualifying income exception is a matter that will be determined by the company’s operations and the facts existing at the time of future determinations. However, the company’s board of directors will use its best efforts to cause the company to operate in such manner as is necessary for the company to continue to meet the qualifying income exception.

          If the company fails to satisfy the qualifying income exception described above (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable period of time after the discovery of such failure) or if the company elects to be treated as a corporation based upon a determination of the board of directors in the circumstances described in “Description of Shares — Authorized Trust Stock — Election by the Company” above, the company will be treated as if it had transferred all of its assets, subject to its liabilities, to a newly formed corporation, on the first day of the year in which it failed to satisfy the exception, in return for stock in that corporation, and then distributed that stock to the holders in liquidation of their interests in the company. This contribution and liquidation should be tax-free to holders (except for a non-U.S. holder with respect to its indirect interest in MIC Inc., but only if MIC Inc. were considered a U.S. real property holding corporation at such time but the newly formed corporation were not considered a U.S. real property holding corporation) and the company so long as the company, at that time, does not have liabilities in excess of its tax basis in its assets. Thereafter, the company would be treated as a corporation for U.S. federal income tax purposes. If the company were taxable as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception described above or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the holders of shares, and its net income would be taxed to it at the tax rates applicable to domestic corporations. In addition, any distribution made to the trust would be treated as taxable dividend income, to the extent of the company’s current or accumulated earnings and profits, or, in the absence of current and accumulated earnings and profits, a nontaxable return of capital to the extent of each holder’s tax basis in its LLC interests, or taxable capital gain, after the holder’s tax basis in its LLC interests is reduced to zero. Taxation of the company as a corporation could result in a material reduction in a holder’s cash flow and after-tax return and thus could result in a substantial reduction of the value of the shares.

          The discussion below is based on Shearman & Sterling LLP’s opinion that the company will be classified as a partnership for U.S. federal income tax purposes.

U.S. Holders

Treatment of Company Income

          A partnership does not incur U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss, deduction and other items of the partnership. Accordingly, each holder will be required to include in income its allocable share of our income, gain, loss, deduction and other items for our taxable year ending with or within its taxable year. In computing a partner’s U.S. federal income tax liability, such items must be included, regardless of whether cash distributions are made by the partnership. Thus, holders may be required to include income without a corresponding current receipt of cash if the company generates taxable income but does not make cash distributions. Our taxable year will end on December 31 unless otherwise required by law.

          Under recently enacted amendments to the Code, “qualified dividend income” received by (or allocable to) non-corporate taxpayers, including individuals, from qualified foreign corporations and most domestic corporations generally is subject to tax at the lower rate applicable to long-term capital gain. In general, a “qualified foreign corporation” is a foreign corporation that (1) is incorporated in a possession of the United States or (2) is eligible for the benefits of a tax treaty that is a “comprehensive income tax treaty” to which the United States is a party. A foreign corporation will also be treated as a qualified foreign corporation with respect to any dividend paid by such corporation if the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. However, dividends from a foreign personal holding company, or FPHC, a foreign investment company, or FIC, or a passive foreign investment company, or PFIC, will not be treated as qualified dividend income. In addition, for a shareholder to receive qualifying dividend income with respect to dividends paid on common stock, the shareholder generally must hold the stock on which the dividend is paid more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. In the case of dividend income recognized by the company, the holding period requirement must be met both by the company with respect to the stock and by the holder with respect to its shares of trust stock (in each case, as determined with respect to the ex-dividend date for the stock on which the dividend is paid).

          Dividends received by the company from U.S. corporations (including MIC Inc.) generally will constitute qualified dividend income. The company also expects that dividends it receives from CHL and MCG will constitute qualified dividends, so long as such entities are not PFICs for the taxable year in which such dividends are paid, because such entities are not (and we do not expect them to become)

FPHCs or FICs and are eligible for the benefits of comprehensive income tax treaties between the United States and the United Kingdom and Australia, respectively. While it is not entirely clear that SEW will be considered eligible for the benefits of the comprehensive income tax treaty between the United States and the United Kingdom because of its ownership structure, the company believes that SEW should be so considered (because substantially all of its income is derived from an active business in the United Kingdom) and, therefore, that dividends received from SEW should constitute qualified dividend income (so long as SEW is not a PFIC for the taxable year in which such dividends are paid) because SEW is not (and we do not expect it to become) an FPHC or a FIC. It is possible, however, that the IRS may take a contrary view under existing law or that Regulations or other administrative guidance interpreting the qualified dividend income provisions will prevent dividends received by the company from SEW from constituting qualified dividend income. In addition, although the company believes that certain intercompany debt within the ownership structure of SEW should be considered equity of the issuer for U.S. federal income tax purposes and that income on those instruments should constitute dividends, it is possible that such instruments do not constitute equity for U.S. federal income tax purposes, in which case some of the income from the company’s investment in SEW would not constitute qualified dividend income. Further, because the ownership and activities of CHL, MCG and SEW are not within our control, each of such entities could experience a change of ownership or activities that could result in it no longer being entitled to treaty benefits, and thus no longer considered a qualified foreign corporation for purposes of the qualified dividend income provisions, and we will be unable to stop such a change from occurring. Any dividends received by the company that do not constitute qualified dividend income will be taxed to U.S. holders at the tax rates generally applicable to ordinary income.

          We currently believe that neither CHL, MCG nor SEW is a PFIC. However, our current conclusion regarding the PFIC status of any of such entities may be incorrect and, because such conclusion is a factual determination that is made annually and because we will not be in complete control of the activities of such entities, one or more of such entities may become PFICs in the future. You are urged to consult your own tax advisors with respect to the PFIC status of CHL, MCG and SEW and the effect of the potential PFIC status of such entities on the treatment of dividends from such entities that are allocated to you.

          Dividends received by the company from other foreign corporations in which it may own stock from time to time may constitute “qualified dividend income” if such foreign corporations satisfy the definition of a “qualified foreign corporation.” We cannot assure you that dividends from foreign corporations whose stock we subsequently acquire (or, as described above, in which we currently own stock) will constitute qualified dividend income.

          Unless Congress enacts legislation providing otherwise, the reduced rates for qualified dividend income will not apply for taxable years beginning after December 31, 2008, and the law as in effect prior to the enactment of the qualified dividend income provisions will apply.

Allocation of the Company’s Profits and Losses

          For U.S. federal income tax purposes, a holder’s distributive share of the company’s income, gain, loss, deduction and other items will be determined by the LLC agreement, unless an allocation under the agreement does not have “substantial economic effect,” in which case the allocations will be determined in accordance with the “partners’ interests in the partnership.” The company believes that the allocations pursuant to the LLC agreement should be considered to have substantial economic effect.

          If the allocations provided by the LLC agreement were successfully challenged by the IRS, the amount of income or loss allocated to holders for U.S. federal income tax purposes under the agreement could be increased or reduced or the character of the income or loss could be modified.

Treatment of Distributions

          Distributions of cash by a partnership are generally not taxable to the distributee to the extent the amount of cash does not exceed the distributee’s tax basis in its partnership interest. Thus, any cash distributions made by the company will be taxable to a holder only to the extent such distributions exceed the holder’s tax basis in the LLC interests it is treated as owning (See “— Tax Basis in LLC Interests” below). Any cash distributions in excess of a holder’s tax basis generally will be considered to be gain from the sale or exchange of the shares (See “— Disposition of Shares” below).

Disposition of Shares

          If a U.S. holder transfers shares, it will be treated for U.S. federal income tax purposes as transferring its pro rata share of the LLC interests held by the trust. If such transfer is a sale or other taxable disposition, the U.S. holder will generally be required to recognize gain or loss measured by the difference between the amount realized on the sale and the U.S. holder’s adjusted tax basis in the LLC interests deemed sold. The amount realized will include the U.S. holder’s share of the company’s liabilities, as well as any proceeds from the sale. The gain or loss recognized will generally be taxable as capital gain or loss, except that the gain will be ordinary income to the extent attributable to the U.S. holder’s allocable share of unrealized gain or loss in assets of the company to the extent described in Section 751 of the Code (including unremitted earnings of any controlled foreign corporations held, directly or indirectly, by the company). Capital gain of non-corporate U.S. holders is eligible to be taxed at reduced rates where the LLC interests deemed sold are considered held for more than one year. Capital gain of corporate U.S. holders is taxed at the same rate as ordinary income. Any capital loss recognized by a U.S. holder on a sale of shares will generally be deductible only against capital gains, except that a non-corporate U.S. holder may also offset up to $3,000 per year of ordinary income.

          In general, a U.S. holder who is deemed to dispose of an interest in a PFIC may be subject to certain adverse tax consequences unless one of certain specific tax elections (if available) is made. These consequences are generally that (1) any gain derived from the deemed disposition of such stock, as well as any “excess distribution” that is treated as received from the PFIC (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years and the holder’s holding period), would be treated as ordinary income that was earned ratably over each day in the holder’s holding period for the stock, (2) the portion of such gain or distribution that is allocable to prior taxable years generally would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. holder and (3) an interest charge would be imposed on the resulting tax liability as if such liability represented a tax deficiency for the past taxable years.

          A U.S. holder would be deemed to dispose of an interest in a PFIC if the company disposes of stock in a PFIC, the company receives an excess distribution from a PFIC or such U.S. holder disposes of shares at a time when the company holds stock in a PFIC. As stated above, while we currently believe that neither CHL, MCG nor SEW is a PFIC, our current conclusion regarding the PFIC status of any of such entities may be incorrect and, because such conclusion is a factual determination that is made annually and because we will not be in control of the activities of such entities, one or more of such entities may become a PFIC in the future. We urge you to consult your own tax advisors with respect to the application of the PFIC rules to your particular circumstances.

Tax Basis in LLC Interests

          A U.S. holder’s initial tax basis in the LLC interests it is treated as holding will equal the sum of (a) the amount of cash paid by such U.S. holder for its shares and (b) such U.S. holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the LLC interests it is treated as holding will be increased by (a) the U.S. holder’s share of the company’s taxable income, including capital gain, (b) the U.S. holder’s share of the company’s income, if any, that is exempt from tax and (c) any increase in the U.S. holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the LLC interests it is treated as holding will be decreased (but not below zero) by (a) the amount of any cash distributed (or deemed distributed) to the U.S. holder, (b) the U.S. holder’s share of the company’s losses and deductions, (c) the U.S. holder’s share of the company’s expenditures that are neither deductible nor properly chargeable to its capital account and (d) any decrease in the U.S. holder’s share of the company’s liabilities.

Treatment of Securities Loans

          A U.S. holder whose shares are loaned to a “short seller” to cover a short sale of shares may be considered as having disposed of those shares. If so, such U.S. holder would no longer be a beneficial owner of a pro rata portion of the LLC interests with respect to those shares during the period of the loan and may recognize gain or loss from the disposition. As a result, during the period of the loan, (1) any of our income, gain, loss, deduction or other items with respect to those shares would not be reported by the U.S. holder, and (2) any cash distributions received by the U.S. holder as to those shares would be fully taxable, likely as ordinary income. Accordingly, U.S. holders who desire to avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their shares.

Limitations on Interest Deductions

          The deductibility of a non-corporate U.S. holder’s “investment interest expense” is generally limited to the amount of that holder’s “net investment income.” Investment interest expense would generally include interest expense incurred by the company, if any, and investment interest expense incurred by the U.S. holder on any margin account borrowing or other loan incurred to purchase or carry shares. Net investment income includes gross income from property held for investment and amounts treated as portfolio income, such as dividends and interest, under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. For this purpose, any long-term capital gain or qualifying dividend income that is taxable at long-term capital gains rates is excluded from net investment income unless the U.S. holder elects to pay tax on such gain or dividend income at ordinary income rates.

Organization, Syndication and Other Expenses

          In general, expenses incurred by us that are considered “miscellaneous itemized deductions” may be deducted by a U.S. holder that is an individual, estate or trust only to the extent that they exceed 2% of the adjusted gross income of such U.S. holder. The Code imposes additional limitations (which are scheduled to be phased out between 2006 and 2010) on the amount of certain itemized deductions allowable to individuals, by reducing the otherwise allowable portion of such deductions by an amount equal to the lesser of:

•	3% of the individual’s adjusted gross income in excess of certain threshold amounts; or

•	80% of the amount of certain itemized deductions otherwise allowable for the taxable year.

          In addition, these expenses are also not deductible in determining the alternative minimum tax liability of a U.S. holder. The company will report such expenses on a pro rata basis to the holders, and each U.S. holder will determine separately to what extent they are deductible on such U.S. holder’s tax return. A U.S. holder’s inability to deduct all or a portion of such expenses could result in an amount of taxable income to such U.S. holder with respect to the company that exceeds the amount of cash actually distributed to such U.S. holder for the year. We anticipate that management fees the company will pay will constitute miscellaneous itemized deductions. If the IRS were to successfully assert that any portion of the management fees paid by the company to our Manager should have been paid by MIC Inc., such management fees would not be deductible by the company but would be deductible by MIC Inc. In contrast, if the IRS were to successfully assert that any portion of the management fees paid by MIC Inc. to our Manager should have been paid by the company, the company likely would recognize a deemed dividend from MIC Inc. and the company would recognize additional deductions for management fees, which would be subject to the limitations described above.

          Under Section 709(b) of the Code, amounts paid or incurred to organize a partnership may, at the election of the partnership, be treated as deferred expenses, which are allowed as a deduction ratably over a period of not less than 60 months. The company has not yet determined whether it will make such an election. A U.S. holder’s distributive share of such organizational expenses would constitute miscellaneous itemized deductions. Expenditures in connection with the issuance and marketing of shares (so-called “syndication fees”) are not eligible for the 60-month amortization provision and are not deductible.

Section 754 Election

          The company will make the election permitted by Section 754 of the Code. Such an election is irrevocable without the consent of the IRS. The election will generally require a purchaser of shares to adjust its proportionate share of the basis in the company’s assets, or the inside basis, pursuant to Section 743(b) of the Code to fair market value (as reflected in the purchase price for the purchaser’s shares), as if it had acquired a direct interest in the company’s assets. The Section 743(b) adjustment is attributed solely to a purchaser of shares and is not added to the bases of the company’s assets associated with all of the other holders.

          The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. To help reduce the complexity of those calculations and the resulting administrative costs to the company, the company will apply certain conventions in determining and allocating the Section 743 basis adjustments. It is possible that the IRS will successfully assert that the conventions utilized by the company do not satisfy the technical requirements of the Code or the Regulations and, thus, will require different basis adjustments to be made.

Passive Activity Income and Loss

          Individuals are subject to certain “passive activity loss” rules under Section 469 of the Code. Under these rules, losses from a passive activity generally may not be used to offset income derived from any source other than passive activities. Losses that cannot be currently used under this rule may generally be carried forward. Upon an individual’s disposition of an interest in the passive activity, the individual’s unused passive losses may generally be used to offset other (i.e., non-passive) income. Under temporary Regulations, income or loss from the company’s investments generally will not constitute income or loss from a passive activity. Therefore, income or gains from the company’s investments will not be available to offset a U.S. holder’s passive losses from other sources.

Transferor/ Transferee Allocations

          In general, the company’s taxable income and losses will be determined monthly and will be apportioned among the holders in proportion to the number of LLC interests treated as owned by each of them as of the close of the last trading day of the preceding month. With respect to any LLC interest that was not treated as outstanding as of the close of the last trading day of the preceding month, the first person that is treated as holding such LLC interest (other than an underwriter or other person holding in a similar capacity) for U.S. federal income tax purposes will be treated as holding such LLC interest for this purpose as of the close of the last trading day of the preceding month. As a result, a holder transferring its shares may be allocated income, gain, loss and deduction realized after the date of transfer.

          Section 706 of the Code generally requires that items of partnership income and deductions be allocated between transferors and transferees of partnership interests on a daily basis. It is possible that transfers of shares could be considered to occur for U.S. federal income tax purposes when the transfer is completed without regard to the company’s convention for allocating income and deductions. In that event, the company’s allocation method might be considered a monthly convention that does not literally comply with that requirement.

          If the IRS treats transfers of shares as occurring throughout each month and a monthly convention is not allowed by the Regulations (or only applies to transfers of less than all of a holder’s shares) or if the IRS otherwise does not accept the company’s convention, the IRS may contend that taxable income or losses of the company must be reallocated among the holders. If such a contention were sustained, the holders’ respective tax liabilities would be adjusted to the possible detriment of certain holders. The company’s board of directors is authorized to revise the company’s method of allocation between transferors and transferees (as well as among holders whose interests otherwise vary during a taxable period).

Tax Reporting by the Trust and the Company

          Information returns will be filed with the IRS, as required, with respect to income, gain, loss, deduction and other items derived from the shares. The company will file a partnership return with the IRS and intends to issue a Schedule K-1 to the trustee on behalf of the holders. The trustee intends to report to you all necessary items on a tax information statement or some other form as required by law. If you hold your shares through a nominee (such as a broker), we anticipate that the nominee will provide you with an IRS Form 1099 or substantially similar form, which will be supplemented by additional tax information that we will make available directly to you. We note that, given the lack of authority addressing structures similar to that of the trust and the company, it is not certain that the IRS will agree with the manner in which tax reporting by the trust and the company will be undertaken. Furthermore, holders should be aware that Treasury regulations have been proposed which, if finalized, could alter the manner in which tax reporting by the trust and any nominee will be undertaken.

Audits and Adjustments to Tax Liability

          Any challenge by the IRS to the tax treatment by a partnership of any item must be conducted at the partnership, rather than at the partner, level. A partnership ordinarily designates a “tax matters partner” (as defined under Section 6231 of the Code) as the person to receive notices and to act on its behalf in the conduct of such a challenge or audit by the IRS.

          Pursuant to the LLC agreement, our Manager will be appointed the “tax matters partner” of the company for all purposes pursuant to Sections 6221-6231 of the Code. The tax matters partner, which is required by the LLC agreement to notify all U.S. holders of any U.S. federal income tax audit of the company, will have the authority under the LLC agreement to conduct any IRS audits of the company’s tax returns or other tax-related administrative or judicial proceedings and to settle or further contest any issues in such proceedings. The decision in any proceeding initiated by the tax matters partner will be binding on all U.S. holders. As the tax matters partner, our Manager will have the right on behalf of all holders to extend the statute of limitations relating to the holders’ U.S. federal income tax liabilities with respect to company items.

          A U.S. federal income tax audit of the company’s information return may result in an audit of the returns of the U.S. holders, which, in turn, could result in adjustments of items of a holder that are unrelated to the company as well as to company-related items. In particular, there can be no assurance that the IRS, upon an audit of an information return of the company or of an income tax return of a U.S. holder, might not take a position that differs from the treatment thereof by the company. A U.S. holder would be liable for interest on any deficiencies that resulted from any adjustments. Potential U.S. holders should also recognize that they might be forced to incur substantial legal and accounting costs in resisting any challenge by the IRS to items in their individual returns, even if the challenge by the IRS should prove unsuccessful.

Foreign Tax Credits

          Subject to generally applicable limitations, U.S. holders will be able to claim foreign tax credits with respect to certain foreign income taxes paid or incurred by us, withheld on payments made to us or paid by us on behalf of holders. If a holder elects to claim a foreign tax credit, it must include in its gross income, for U.S. federal income tax purposes, both its share of the company’s items of income and gain and also its share of the amount which we deem to be the holder’s portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income derived by the company. U.S. holders may then subtract from their U.S. federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above-described tax credit or deduction is subject to certain limitations. The Code imposes a required holding period on stock for U.S. holders to be eligible to claim such credits. Even if the holder is unable to claim a credit, he or she must include all amounts described above in income. We urge U.S. holders to consult their tax advisors regarding this election and its consequences to them.

Taxation of Certain Foreign Earnings

          Under Subpart F of the Code, certain undistributed earnings and certain passive income of a foreign company constituting a controlled foreign corporation, or CFC, as defined in Section 957 of the Code, are taxed to certain U.S. holders prior to being distributed. We believe, but cannot offer any assurances, that none of the foreign companies that the company currently intends to invest in are CFCs. In addition, no assurances can be given that other foreign companies in which the company may invest in the future will not be CFCs. Even if a foreign corporation in which we invest constitutes a CFC, we will recognize income in respect of such CFC prior to the receipt of cash distributions only if such CFC recognizes more than a de minimis amount of certain types of income. Distributions made by a foreign company regarded as a CFC could generally constitute “qualified dividend income;” however, the operation of the Subpart F provisions would result in such earnings, when distributed or deemed distributed, not being regarded as “qualified dividend income.” Further, as discussed above in “— Disposition of Shares,” U.S. holders of PFICs may be subject to certain adverse U.S. federal income tax consequences, including a deferred interest charge upon the distribution of previously accumulated earnings.

Taxation of Foreign Currency Transactions

          To the extent that the company receives dividends or interest income denominated in a non-U.S. currency (which we expect to be the case with respect to dividends from SEW, CHL and MCG, and interest from CHL), the company may realize gain or loss attributable to fluctuations in the value of such non-U.S. currencies relative to the value of the dollar. In general, gains or losses of the company on the acquisition and disposition of non-U.S. currency will be treated as ordinary income or loss. In addition, gains or losses attributable to fluctuations in exchange rates that occur between the time that the company accrues interest or expenses denominated in a non-U.S. currency and the time that the company collects the interest or pays the expenses may be treated as ordinary income or loss. Further, any gain or loss recognized by the company with respect to derivative instruments used to hedge its foreign currency risk may be treated as ordinary income or loss.

Tax Shelter Disclosure Rules

          There are circumstances under which certain transactions must be disclosed to the IRS in a disclosure statement attached to a taxpayer’s U.S. federal income tax return (a copy of such statement must also be sent to the IRS Office of Tax Shelter Analysis). In addition, the Code imposes a requirement on certain “material advisors” to maintain a list of persons participating in such transactions, which list must be furnished to the IRS upon written request. These provisions can apply to transactions not conventionally considered to involve abusive tax planning. Consequently, it is possible that such disclosure could be required by the company or the holders (1) if a holder incurs a loss (in each case, in excess of a threshold computed without regard to offsetting gains or other income or limitations) from the disposition (including by way of withdrawal) of shares, (2) if the company’s activities result in certain book/tax differences, or (3) possibly in other circumstances. Furthermore, the company’s material advisors could be required to maintain a list of persons investing in the company pursuant to the Code. While the tax shelter disclosure rules generally do not apply to a loss recognized on the disposition of an asset in which the taxpayer has a qualifying basis (generally a basis equal to the amount of cash paid by the taxpayer for such asset), such rules will apply to a taxpayer recognizing a loss with respect to interests in a pass-through entity (such as the shares) even if its basis in such interests is equal to the amount of cash it paid. We urge U.S. holders to consult their tax advisors regarding the tax shelter disclosure rules and their possible application to them.

Non-U.S. Holders

          A non-U.S. holder will not be subject to U.S. federal income tax on such holder’s distributive share of the company’s income, provided that such income is not considered to be income of the holder that is effectively connected with the conduct of a trade or business within the United States. In the case of an individual non-U.S. holder, such holder will be subject to U.S. federal income tax on gains on the sale of shares in the company or such holder’s distributive share of gains if such holder is present in the United States for 183 days or more during a taxable year and certain other conditions are met.

          The company will not be treated as “engaged in a trade or business within the United States” and therefore should not realize income that would be treated as effectively connected with the conduct of a trade or business within the United States. If the income from the company is “effectively connected” with a U.S. trade or business carried on by a non-U.S. holder (and, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), then such holder’s share of any income and any gains realized upon the sale or exchange of shares will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens and residents and domestic corporations. Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax (or lower treaty rate, if applicable) on their effectively connected earnings and profits that are not timely reinvested in a U.S. trade or business.

          In addition, gains, if any, allocable to a non-U.S. holder and attributable to a sale by the company of a “U.S. real property interest,” or USRPI (other than such gains subject to tax under the rules discussed above), are generally subject to U.S. federal income tax as if such gains were effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business. Moreover, a withholding tax is imposed with respect to such gain as a means of collecting such tax. For this purpose, a USRPI includes an interest (other than solely as a creditor) in a “U.S. real property holding corporation” (in general, a U.S. corporation, at least 50% of whose real estate and trade or business assets, measured by fair market value, consists of USRPIs), as well as an interest in a partnership that holds USRPIs. This withholding tax would be creditable against a non-U.S. holder’s actual U.S. federal income tax liability and any excess withholding tax may generally be eligible for refund. Although a non-U.S. holder who is a partner in a partnership that owns USRPIs is generally subject to tax on its sale or other disposition of its partnership interest to the extent attributable to such USRPIs, no withholding tax is generally imposed on the transfer of publicly traded partnership interests, and gain will not be taxable under the USRPI provisions where the non-U.S. holder owns no more than 5% of a publicly traded entity such as the company. A non-U.S. holder that owns more than 5% of the company should consult its tax advisor about the potential application of the USRPI provisions. We currently believe that none of the company’s assets currently constitute a USRPI, however, our current conclusion as to whether any of the company’s assets constitutes a USRPI may be incorrect and as such no assurances can be given that one or more of its assets does not or will not constitute a USRPI either now or in the future.

          A non-U.S. holder generally will be subject to U.S. federal withholding tax at the rate of 30% (or, under certain circumstances, at a reduced rate provided by an income tax treaty, if applicable) in respect of such holder’s distributive share of dividends from U.S. corporations (including MIC Inc.) and certain other types of U.S.-source income realized by the company.

          Non-U.S. holders will be subject to U.S. federal estate tax on the value of U.S.-situs property owned at the time of their death. It is unclear whether partnership interests (such as the LLC interests) will be considered U.S.-situs property. Accordingly, non-U.S. holders may be subject to U.S. federal estate tax on all or part of the value of the LLC interests owned at the time of their death.

          Non-U.S. holders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the company.

Regulated Investment Companies and Tax-Exempt Organizations

          The company anticipates that more than 90% of a holder’s distributive share of our income during each year will be qualifying income for purposes of the holder’s determination of whether such holder satisfies the income requirements necessary to qualify as a regulated investment company for U.S. federal income tax purposes.

          An organization that is otherwise exempt from U.S. federal income tax is nonetheless subject to taxation with respect to its “unrelated business taxable income,” or UBTI, to the extent that its UBTI from all sources exceeds $1,000 in any taxable year. Except as noted below with respect to certain categories of exempt income, UBTI generally includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function.

          UBTI generally does not include passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership (such as the company) in which it is a partner. This type of income is exempt, subject to the discussion of “unrelated debt-financed income” below, even if it is realized from securities trading activity that constitutes a trade or business.

          UBTI includes not only trade or business income or gain as described above, but also “unrelated debt-financed income.” This latter type of income generally consists of (1) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is “acquisition indebtedness” at any time during the taxable year and (2) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is acquisition indebtedness at any time during the twelve-month period ending with the date of the disposition.

          The company has incurred “acquisition indebtedness” with respect to certain of its assets. To the extent the company recognizes income in the form of dividends and interest from securities with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of the income that will be treated as UBTI generally will be equal to the amount of the income times a fraction, the numerator of which is the “average acquisition indebtedness” incurred with respect to the securities, and the denominator of which is the “average amount of the adjusted basis” of the securities during the period such securities are held by the company during the taxable year.

          To the extent the company recognizes gain from securities with respect to which there is “acquisition indebtedness,” the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the “acquisition indebtedness” with respect to the securities during the twelve-month period ending with the date of their disposition, and the denominator of which is the “average amount of the adjusted basis” of the securities during the period such securities are held by the company during the taxable year. In determining the unrelated debt-financed income of the company, an allocable portion of deductions directly connected with the company’s debt-financed property will be taken into account. In making such a determination, for instance, a portion of losses from debt-financed securities (determined in the manner described above for evaluating the portion of any gain that would be treated as UBTI) would offset gains treated as UBTI. A charitable remainder trust will not be exempt from U.S. federal income tax under the Code for any year in which it has UBTI; in view of the potential for UBTI, the company is not a suitable investment for a charitable remainder trust.

Certain State and Local Taxation Matters

          Prospective holders should consider, in addition to the U.S. federal income tax consequences described, potential state and local tax considerations in investing in the shares.

          State and local laws often differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A holder’s distributive share of the taxable income or loss of the company generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which the holder is a resident. The company may conduct business in a jurisdiction that will subject a holder to tax (and require a holder to file an income tax return with the jurisdiction in respect to the holder’s share of the income derived from that business.) A prospective holder should consult its tax advisor with respect to the availability of a credit for such tax in the jurisdiction in which the holder is a resident.

          The company should not be subject to the New York City unincorporated business tax because such tax is not imposed on an entity that is primarily engaged in the purchase and sale of securities for its “own account.” By reason of a similar “own account” exemption, it is also expected that a nonresident individual U.S. holder should not be subject to New York State personal income tax with respect to his or her share of income or gain recognized by us. A nonresident individual U.S. holder will not be subject to New York City earnings tax on nonresidents with respect to his or her investment in us. New York State and New York City residents will be subject to New York State and New York City personal income tax on their income recognized in respect of the shares. Because the company may conduct its business, in part, in New York City, corporate U.S. holders generally will be subject to the New York State franchise tax and the New York City general corporation tax by reason of their investment in the company, unless certain exemptions apply. However, pursuant to regulations, the company may qualify as a “portfolio investment partnership.” Accordingly, non-New York corporate U.S. holders not otherwise subject to New York State franchise tax or New York City general corporation tax may not be subject to such tax solely by reason of investing in shares. No ruling from the New York State Department of Taxation and Finance or the New York City Department of Finance has been, or will be, requested regarding such matters.

Backup Withholding

          The company is required in certain circumstances to backup withhold on certain payments paid to noncorporate holders of the company’s shares who do not furnish the company with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

          Holders should be aware that certain aspects of the U.S. federal, state and local income tax treatment regarding the purchase, ownership and disposition of shares are not clear under existing law. Thus, we urge holders to consult their own tax advisors to determine the tax consequences of ownership of the shares in their particular circumstances, including the application of U.S. federal, state, local and foreign tax laws.

UNDERWRITING

          Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, and Citigroup Global Markets Inc., or Citigroup, are acting as representatives of the underwriters. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed below.

Number of
Underwriters	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Jefferies & Company, Inc.
Legg Mason Wood Walker, Incorporated
Macquarie Securities (USA) Inc.
RBC Capital Markets Corporation
Raymond James & Associates, Inc.

Total	21,400,000

          Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated.

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

          Apart from the reserved shares described below, the allocation of shares in this offering is determined by the underwriters, exercised within limits permitted by applicable law and regulation. After the underwriters obtain indications of interest from potential investors, including the number of shares that a potential investor may be interested in purchasing, the underwriters will determine the number of shares to be offered to each potential investor from the underwriters’ allocations. Depending on a variety of factors, the underwriters may allocate to an investor a smaller number of shares than that investor had expressed an interest in purchasing, or allocate no shares at all to that investor.

Commissions and Discounts

          The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $          per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

          The expenses of the offering, not including the underwriting discount, are estimated at $  and are payable by us.

Overallotment Option

          We have granted options to the underwriters to purchase up to 3,210,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Our Manager’s Investment

          Our Manager has agreed to purchase from us, at the closing of this offering in a separate private placement, the number of shares having an aggregate purchase price of $50 million, at a per share price equal to the initial public offering price.

Reserved Shares

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1,070,000 or 5% of the shares offered by this prospectus for sale to certain of our directors and officers and their family members, and to certain employees of the Macquarie Group and persons having relationships to us and the Macquarie Group. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

          We and our executive officers and directors and our Manager have agreed, with exceptions, not to sell or transfer any shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares;

•	sell any option or contract to purchase any shares;

•	purchase any option or contract to sell any shares;

•	grant any option, right or warrant for the sale of any shares;

•	lend or otherwise dispose of or transfer any shares;

•	request or demand that we file a registration statement related to the shares; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

          This lockup provision applies to shares and to securities convertible into or exchangeable or exercisable for or repayable with shares. It also applies to shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

          Our lock-up does not limit our ability to sell shares to our Manager upon its reinvestment of fees payable under the management services agreement.

Availability of Prospectus Online

          Merrill Lynch will, and certain of the underwriters may, be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate, and each of these other underwriters may allocate, a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch and on the Web site maintained by each of these other underwriters. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site or any other underwriter’s Internet Web site is not a part of this prospectus.

New York Stock Exchange Listing

          We expect the shares to be approved for listing on the New York Stock Exchange under the symbol “MIC.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

          Before this offering, there has been no public market for our shares. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industries in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

          The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

NASD Regulations

          Because we may be deemed to be an affiliate of Macquarie Securities (USA) Inc., the offering will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc. This rule requires that the public offering price of any equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Merrill Lynch has agreed to act as qualified independent underwriter for the offering. The price of the shares will be no higher than that recommended by Merrill Lynch.

          The underwriters will not confirm sales of shares to any account over which they exercise discretionary authority without the prior written specific approval of the customer.

Price Stabilization, Short Positions and Penalty Bids

          Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our shares. However, the representatives may engage in transactions that stabilize the price of the shares, such as bids or purchases to peg, fix or maintain that price.

          If the underwriters create a short position in the shares in connection with the offering (i.e., if they sell more shares than are listed on the cover of this prospectus), the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the shares to stabilize their price or to reduce a short position may cause the price of the shares to be higher than it might be in the absence of such purchases.

          The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters’ short position or to stabilize the price of such shares, the representatives may reclaim the amount of the selling concession from the underwriters and the selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

U.K. Selling Restrictions

          Each underwriter has agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of trust stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any shares of trust stock in circumstances in which section  21(1) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of trust stock in, from or otherwise involving the United Kingdom.

No Public Offering Outside the United States

          No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our shares or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares in any jurisdiction where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

          Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Other Relationships

          Macquarie Securities (USA) Inc., an underwriter, the company and the trust are indirect wholly owned subsidiaries of Macquarie Bank Limited. Macquarie Infrastructure Management (USA) Inc., our Manager, is part of the Macquarie Group, and, as such, is an affiliate of Macquarie Securities (USA) Inc. In connection with the acquisition by MIC Inc. of the units of PCAA Parent LLC, Macquarie Securities (USA) Inc. will receive consideration from the sale of its units in PCAA Parent LLC of approximately $1 million. In addition, we expect to pay financial advisory and facility fees to Macquarie Securities (USA) Inc. in relation with the acquisitions of GAH by Atlantic, Thermal Chicago and Northwind Aladdin by MDEH and Atlantic by North America Capital of approximately $2.3 million, $5.5 million, and $8.4 million, respectively, upon closing of the acquisitions. In addition, Macquarie Securities (USA) Inc. will be reimbursed for any out-of-pocket expenses it incurs in connection with providing such financial advisory services. We have agreed that Macquarie Securities (USA) Inc. will have preferred provider status in respect of any financial advisory services to be contracted for by us or our subsidiaries in the future.

          Some of the underwriters and their affiliates have engaged in, are engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Macquarie Group. They have received customary fees and commissions for these services.

LEGAL MATTERS

          The validity of the securities offered in this prospectus is being passed upon for us by Potter Anderson & Corroon LLP, Wilmington, Delaware. Certain legal matters in connection with the securities offered hereby will be passed upon for us by Shearman & Sterling LLP, New York, New York. Certain legal matters will be passed upon on behalf of the underwriters by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

          The consolidated financial statements of Macquarie Infrastructure Company Trust at June 30, 2004, and for the period from April 13, 2004 (inception) to June 30, 2004, and the financial statements of AmPorts Aviation Division (a Division of American Port Services, Inc.) as of December 31, 2001 and November 5, 2002, and for the year ended December 31, 2001 and the period January 1, 2002 through November 5, 2002, appearing in this prospectus and registration statement have been audited by WithumSmith+Brown, P.C., independent registered public accountants, as set forth in their reports thereon (dated September 15, 2004 for Macquarie Infrastructure Company Trust and September 22, 2004 for AmPorts Aviation Division (a Division of American Port Services, Inc.) appearing elsewhere herein and are included herein in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of Macquarie Americas Parking Corporation at December 31, 2003 and 2002, and for the year ended December 31, 2003 and for the period July 23, 2002 to December 31, 2002 and the consolidated statements of operations and cash flows of Off-Airport Parking Operations of PCA Parking Company of America LLC, for the period January 1, 2002 to December 18, 2002 and for the year ended December 31, 2001 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of Thermal Chicago Corporation as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this registration statement on Form S-1, as amended, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

          The consolidated financial statements of Connect M1-A1 Holdings Limited and Subsidiary as of March 31, 2004 and 2003 and the years ended March 31, 2004, 2003 and 2002, included in this prospectus, have been audited by Deloitte & Touche LLP, independent registered accountants, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          The consolidated financial statements of Executive Air Support, Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003, consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets.

          The consolidated financial statements of General Aviation Holdings, LLC at December 31, 2003 and 2002, and for the year ended December 31, 2003 and for the period August 15, 2002 to December 31, 2002 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

          The financial statements of Palm Springs FBO LLC d/b/a Million Air Palm Springs for the period October 1, 2001 to August 14, 2002 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

          The statement of income and the statement of cash flows of Palm Springs FBO LLC d/b/a Million Air Palm Springs as of September 30, 2001 and for the year then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          The financial statements of Newport Beach FBO, LLC as of December 18, 2002 and December 31, 2001 and for the periods January 1, 2002 through December 31, 2002, and April 1, 2001 (inception) through December 31, 2001 appearing in this prospectus and registration statement have been audited by Lesley, Thomas, Schwarz & Postma, Inc., independent auditors, as stated in their report appearing herein, and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of Macquarie Airports North America, Inc. at December 31, 2003 and March 31, 2003, and for the periods April 1, 2003 through December 31, 2003 and June 28, 2002 (inception) through March 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Change of Independent Registered Public Accounting Firm

          Ernst & Young LLP were initially appointed to be the auditors of the trust. On August 18, 2004, Ernst & Young LLP informed the trust that the client-auditor relationship between the trust and Ernst & Young LLP had ceased. Ernst & Young LLP did not report on the financial statements of the trust since its inception. There have been no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures. On September 15, 2004, WithumSmith+Brown, P.C. were appointed by resolution of the Board of Directors as the trust’s new independent public accountants.

          We requested Ernst & Young LLP furnish us with a letter addressed to the SEC stating whether or not they agree with the above statements. A copy of such letter dated October 15, 2004, is filed as an exhibit to our registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our shares. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our shares and this offering. The registration statement and its exhibits can be inspected and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0300. In addition, the SEC maintains a website at http://www.sec.gov that contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

          Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room or through its Internet website.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

INDEX TO FINANCIAL STATEMENTS

Page
Number

Macquarie Infrastructure Company Trust
Report of Independent Registered Public Accounting Firm	F-6
Consolidated Balance Sheet at June 30, 2004	F-7
Consolidated Statement of Operations for the period from April 13, 2004 (inception) to June 30, 2004	F-8
Consolidated Statement of Shareholder’s Deficit for the period from April 13, 2004 (inception) to June 30, 2004	F-9
Consolidated Statement of Cash Flows for the period from April 13, 2004 (inception) to June 30, 2004	F-10
Notes to Consolidated Financial Statements	F-11
Consolidated Balance Sheets at September 30, 2004 and June 30, 2004	F-17
Consolidated Statement of Operations for the period from July 1 to September 30, 2004	F-18
Consolidated Statement of Cash Flows for the period from July 1 to September 30, 2004	F-19
Notes to Consolidated Financial Statements	F-20
Executive Air Support, Inc.
Independent Auditors’ Report	F-26
Consolidated Balance Sheets at December 31, 2003 and 2002	F-27
Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-28
Consolidated Statements of Stockholders’ Deficit and Comprehensive Income (Loss) for the years ended December 31, 2003, 2002 and 2001	F-29
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-30
Notes to Consolidated Financial Statements	F-31
North America Capital Holding Company
Consolidated Condensed Balance Sheets at September 30, 2004 and December 31, 2003	F-44
Consolidated Condensed Statements of Operations for the nine months ended September 30, 2004 and 2003	F-45
Consolidated Condensed Statements of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss) for the nine months ended September 30, 2004 and 2003	F-46
Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 2004 and 2003	F-47
Notes to Consolidated Condensed Financial Statements	F-48
General Aviation Holdings, LLC
Report of Independent Auditors	F-58
Consolidated Balance Sheets at December 31, 2003 and December 31, 2002	F-59
Consolidated Statements of Operations for the year ended December 31, 2003 and the period from August 15, 2002 (Commencement of Operations) to December 31, 2002	F-60
Consolidated Statements of Member’s Equity for the year ended December 31, 2003 and the period from August 15, 2002 (Commencement of Operations) to December 31, 2002	F-61
Consolidated Statements of Cash Flows for the year ended December 31, 2003 and the period from August 15, 2002 (Commencement of Operations) to December 31, 2002	F-62
Notes to Consolidated Financial Statements	F-63
Consolidated Balance Sheets at September 30, 2004 and December 31, 2003	F-72
Consolidated Statement of Operations for the nine months ended September 30, 2004 and 2003	F-73

Page
Number

Consolidated Statement of Cash Flows for the nine months ended September 30, 2004 and 2003	F-74
Notes to Consolidated Financial Statements	F-75
Newport Beach FBO, LLC
Report of Independent Registered Public Accounting Firm	F-82
Balance Sheets at December 18, 2002 and December 31, 2001	F-83
Statements of Income for the periods from January 1, 2002 to December 18, 2002 and April 1, 2001 (commencement of operations) to December 31, 2001	F-84
Statements of Member’s Equity for the period from April 1, 2001 (Inception) to December 18, 2002	F-85
Statements of Cash Flows for the period from January 1, 2002 to December 18, 2002 and the period from April 1, 2001 (commencement of operations) to December 31, 2001	F-86
Notes to Financial Statements	F-87
Palm Springs FBO, LLC
Report of Independent Auditors	F-94
Statement of Operations for the period October 1, 2001 through August 14, 2002	F-95
Statement of Cash Flows for the period October 1, 2001 through August 14, 2002	F-96
Notes to Financial Statements	F-97
Palm Springs FBO, LLC
Independent Auditors’ Report	F-102
Balance Sheet at September 30, 2001	F-103
Statement of Operations for the year ended September 30, 2001	F-104
Statement of Members’ Equity for the year ended September 30, 2001	F-105
Statement of Cash Flows for the year ended September 30, 2001	F-106
Notes to Financial Statements	F-107
Macquarie Airports North America, Inc.
Report of Independent Auditors	F-113
Consolidated Balance Sheets at December 31, 2003 and March 31, 2003	F-114
Consolidated Statements of Operation for the periods from April 1, 2003 to December 31, 2003 and June 28, 2002 to March 31, 2003	F-115
Consolidated Statements of Stockholders’ Equity for the periods from April 1, 2003 to December 31, 2003 and June 28, 2002 to March 31, 2003	F-116
Consolidated Statements of Cash Flows for the periods from April 1, 2003 to December 31, 2003 and June 28, 2002 to March 31, 2003	F-117
Notes to Consolidated Financial Statements	F-118
Consolidated Balance Sheets at September 30, 2004 and December 31, 2003	F-129
Consolidated Statements of Operations for the nine months ended September 30, 2004 and 2003	F-130
Consolidated Statements of Cash Flows for the nine months ended September 30, 2004 and 2003	F-131
Notes to Consolidated Financial Statements	F-132
Amports Aviation Division
Report of Independent Registered Public Accounting Firm	F-138
Balance Sheets at November 5, 2002 and December 31, 2001	F-139
Statements of Operations for the period from January 1, 2002 to November 5, 2002 and the year ended December 31, 2001	F-140

CONSOLIDATED FINANCIAL STATEMENTS

MACQUARIE INFRASTRUCTURE COMPANY TRUST

for the period from April 13, 2004 (inception) to June 30, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Macquarie Infrastructure Company Trust:

          We have audited the accompanying consolidated balance sheet of Macquarie Infrastructure Company Trust (the “Trust”) as of June 30, 2004, and the related consolidated statements of operations, shareholder’s deficit, and cash flows for the period from April 13, 2004 (inception) to June 30, 2004. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Macquarie Infrastructure Company Trust as of June 30, 2004, and the consolidated results of its operations and its cash flows for the period from April 13, 2004 (inception) to June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

          As discussed in Note 1 to the consolidated financial statements, the Trust has filed an S-1 registration statement with the Securities and Exchange Commission to register shares for sale to the public.

/s/ WithumSmith+Brown, P.C.

New Brunswick, New Jersey
September 15, 2004, except for Note 8
which is dated October 12, 2004

MACQUARIE INFRASTRUCTURE COMPANY TRUST

CONSOLIDATED BALANCE SHEET

June 30,
2004

Assets
Current assets:
Cash	$100

Total current assets	100
Deferred acquisition costs	679,639
Deferred public offering costs	2,008,937

Total assets	$2,688,676

Liabilities and Shareholder’s Deficit
Current liabilities:
Due to parent	$4,279,326
Accrued costs and expenses	990,277

Total current liabilities	5,269,603
Shareholder’s deficit:
Trust stock: no par value, 500,000,000 shares authorized; 100 shares issued and outstanding	100
Accumulated deficit	(2,581,027)

Total shareholder’s deficit	(2,580,927)

Total liabilities and shareholder’s deficit	$2,688,676

See accompanying notes.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

CONSOLIDATED STATEMENT OF OPERATIONS

April 13 (inception)
to June 30, 2004

Organization and general and administrative expenses:
Organization and general and administrative expenses (including $899,906 allocated from the parent)	$(2,581,027)

Net loss	$(2,581,027)

Basic and diluted loss per share	$(25,810)

Weighted average number of shares of trust stock outstanding	100

See accompanying notes.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

CONSOLIDATED STATEMENT OF SHAREHOLDER’S DEFICIT

	Trust Stock			Total
			Accumulated	Shareholder’s
	Shares	Amount	Deficit	Deficit

Issuance of trust stock on April 13, 2004	100	$100	$—	$100
Net loss			(2,581,027)	(2,581,027)

Balance, June 30, 2004	100	$100	$(2,581,027)	$(2,580,927)

See accompanying notes.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

CONSOLIDATED STATEMENT OF CASH FLOWS

April 13 (inception)
to June 30, 2004

Operating activities
Net loss	$(2,581,027)
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in operating assets and liabilities:
Due to parent	1,979,606
Accrued costs and expenses	601,421

Net cash provided by operating activities	—
Financing activities
Issuance of trust shares	100

Net cash provided by financing activities	100

Net increase in cash	100
Cash, beginning of period	—

Cash, end of period	$100

Supplemental disclosures of noncash investing and financing activities
Deferred acquisition costs accrued or paid by parent	$679,639

Deferred public offering costs accrued or paid by parent	$2,008,937

See accompanying notes.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of Business

          Macquarie Infrastructure Company Trust (the “Trust”), a Delaware statutory trust, was formed on April 13, 2004. Macquarie Infrastructure Company LLC (the “Company”), a Delaware limited liability company, was also formed on April 13, 2004. The Trust is the sole member of 100% of the LLC interests of the Company. As of June 30, 2004, the Trust is a wholly-owned subsidiary of Macquarie Infrastructure Management (USA) Inc. (“MIMUSA”). MIMUSA is a subsidiary of the Macquarie Group of companies, which is comprised of Macquarie Bank Limited and its subsidiaries and affiliates worldwide. Macquarie Bank Limited is headquartered in Australia and is listed on the Australian Stock Exchange.

          The Trust and the Company were formed to own, operate and invest in a diversified group of infrastructure businesses in the United States and other developed countries. In accordance with the Trust Agreement, the Trust will be the sole member of 100% of the LLC interests of the Company and, pursuant to the LLC Agreement, the Company will have outstanding the identical number of LLC interests as the number of outstanding shares of trust stock. The Company will be the operating entity with a Board of Directors and other corporate governance responsibilities consistent with that of a Delaware corporation.

          On June 7, 2004, the Trust and the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering (“IPO”) of shares of trust stock. On August 24, 2004 the Trust and Company filed an amended registration statement. Proceeds from the offering are to be used to acquire or invest in infrastructure businesses. The initial businesses being considered are: (i) airport service businesses that provide fuel, de-icing, aircraft parking and other aviation services; (ii) an airport parking business that provides customers secure 24-hour parking close to airport terminals; as well as ground transportation from the parking facility to the airport terminals, (iii) a business that provides chilled water services for cooling purposes to large office buildings; and (iv) a business that operates a toll road in the United Kingdom pursuant to a concession agreement with the U.K. government. Investments also being considered are an entity that operates a broadcasting tower network in Australia and a utility company that provides water to households and industrial customers in southeastern England.

          The airport services, airport parking and chilled water service businesses are located in the United States and, if acquisitions are consummated, will be owned by the Company’s wholly-owned subsidiary, Macquarie Infrastructure Company Inc., a Delaware corporation that was formed on April 13, 2004. The investments and the business that operates a toll road will be owned directly by the Company.

          To date the activities of the Trust and the Company have consisted of activities incidental to its organization, the proposed acquisitions and the IPO. Until the consummation of the IPO, the Company is dependent on financial support from the Macquarie Group, which has agreed to provide such required financial support.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

          The consolidated financial statements include the accounts of Macquarie Infrastructure Company Trust, Macquarie Infrastructure Company LLC, and Macquarie Infrastructure Company, Inc. All intercompany balances and transactions have been eliminated in consolidation.

Deferred Business Acquisition and Public Offering Costs

          Deferred business acquisition costs represent transaction expenses directly attributable to the proposed acquisitions that would be included in the purchase price if the acquisitions are consummated.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred public offering costs are expenses directly related to the IPO that will be accounted for as a reduction of additional paid in capital if the IPO is successful.

          Should any of the contemplated acquisitions or the equity offering not be consummated in future periods, the Company will write off the related deferred costs and recognize a charge; such charge could be material.

Expenses Allocated from the Macquarie Group

          Expenses allocated from the Macquarie Group consist primarily of salaries and related expenses and various general and administrative costs. Expenses that could be specifically identified were directly allocated to the Company. Salaries and related expenses were allocated based on employees’ percentage of total time spent on activities of the Trust and the Company. Other expenses not specifically identified were allocated based on management’s estimate of the usage of services by the Trust and the Company.

Business Acquisitions and Investments

          The acquisition of businesses that the Company will own or control more than 50% of the voting shares will be accounted for under the purchase method of accounting. The amounts assigned to the identifiable assets acquired and the liabilities assumed will be based on estimated fair values as of the date of acquisition, with the remainder, if any, recorded as goodwill. The operations of such businesses will be consolidated from the date of acquisition.

          Investments in businesses that will not be controlled but which the Company will have the ability to exercise significant influence over the operating and financial policies of the investee will be accounted for using the equity method of accounting.

          Investments in marketable securities will be accounted for in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management will determine the appropriate classification of all marketable securities as held-to maturity, available for sale or trading at the time of purchase and re-evaluate such classification on an annual basis.

          All other investments will be accounted for at cost.

Use of Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

          In January 2003, the Financial Accounting Standards Board, (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, which addresses the consolidation by business enterprises of variable interest entities. This provision had no impact on the consolidated financial statements.

          In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This provision had no impact on the Company’s consolidated financial statements.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This provision had no impact on the Company’s consolidated financial statements.

          In December 2003, FASB issued SFAS No. 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefits. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other post retirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. This provision had no impact on the Company’s consolidated financial statements.

3.	Related Party Transactions

          MIMUSA has paid substantially all expenses associated with the organization and formation of the Trust and Company, and costs associated with the proposed acquisitions and the IPO. Amounts payable to MIMUSA will be paid from the proceeds of the IPO. If the IPO is not successful, such amounts will not be payable and are expected to be accounted for as a capital contribution.

          Salaries and related expenses, and various other general and administrative costs amounting to $899,906 have been allocated from Macquarie Group companies and represent expenses incurred by the Macquarie Group that relate to the activities of the Trust and the Company. These costs have been included in “due to parent” in the accompanying balance sheet.

          The businesses and investments to be acquired from the proceeds of the IPO will be acquired from the Macquarie Group or investment vehicles managed but not controlled by the Macquarie Group. The Macquarie Group will also earn certain advisory and other fees in connection with these acquisitions. In addition, if the IPO is consummated, MIMUSA will be paid a fee of $8 million for services provided in preparing the Trust and the Company for the IPO. The payment of this fee will include the $899,906 for allocated costs included in due to parent in the accompanying balance sheet. This fee may be payable in trust stock.

          If the IPO is successful, the Company will enter into a management services agreement with MIMUSA pursuant to which MIMUSA will manage the Company’s day-to-day operations. MIMUSA will second a chief executive officer and a chief financial officer to the Company and will make other personnel available as required. MIMUSA will be paid a management fee calculated primarily on the market capitalization of the Trust, as defined. In addition, MIMUSA will be entitled to a performance fee equal to 20% of the outperformance, if any, of quarterly total returns to the shareholders compared to a benchmark index, provided that total shareholder returns for the period are positive, all as defined. MIMUSA will not be entitled to any other compensation and all costs incurred by MIMUSA including compensation of seconded staff, will be paid out of its management fee. However, the Company is responsible for all other costs including, but not limited to, items such as expenses incurred in the administration or management of the Company and its subsidiaries and investments, taxes, engagement of auditors, any court proceedings, arbitration or other dispute concerning the Company or any of its subsidiaries, acquisitions and dispositions and its compliance with applicable laws and regulations.

4.	Shareholder’s Equity

          The Trust is authorized to issue 500,000,000 shares of trust stock, and the Company is authorized to issue a corresponding number of LLC interests. Unless the Trust is dissolved, it must remain the sole holder of 100% of the Company’s LLC interests and, at all times, the Company will have the identical

MACQUARIE INFRASTRUCTURE COMPANY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

number of LLC interests outstanding as shares of trust stock. Each share of trust stock represents an undivided beneficial interest in the Trust, and each share of trust stock corresponds to one underlying LLC interest in the Company. Each outstanding share of the trust stock is entitled to one vote for each share on any matter with respect to which members of the Company are entitled to vote.

          As of June 30, 2004, MIMUSA has provided an initial capital contribution of $100, representing 100 shares of the Trust.

5.	Income Taxes

          In the opinion of management, the Trust will be classified as a grantor trust for U.S. federal income tax purposes and, therefore, will not be subject to income taxes. In the opinion of management, the Company will be treated as a partnership for U.S. federal income tax purposes and will not be subject to income taxes. However, businesses owned by Macquarie Infrastructure Company, Inc. will be subject to federal and state income taxes. The Trust shareholders will include their share of the Trust’s consolidated taxable income or loss in their federal and state personal income tax returns.

6.	Accrued Costs and Expenses

          Accrued costs and expenses at June 30, 2004 are comprised of the following:

Professional fees	$718,015
Printing costs	272,262

$990,277

7.	Commitments

          In connection with the proposed acquisitions of infrastructure businesses as described in Note 1, on June 7, 2004 the Company and Macquarie Infrastructure Company, Inc. entered into the following agreements:

•	Stock purchase agreement with a Macquarie bank affiliate to acquire 100% of the ordinary shares of North America Capital, the current owner of 100% of the capital stock of Executive Air Support, Inc., an airport services business;

•	Stock purchase agreement with a Macquarie Bank affiliate to acquire 100% of Macquarie Americas Parking Corporation, an airport parking business;

•	Sale and purchase agreement with a Macquarie Bank affiliate to acquire 100% of Macquarie Yorkshire Limited, a business that operates a toll road in the United Kingdom;

•	Purchase agreement with a Macquarie Bank affiliate to acquire securities of no more than 17.5% of the total stock outstanding of Macquarie Communications Infrastructure Group, an entity that operates broadcasting towers in Australia; and

•	Contribution and subscription agreement with a Macquarie bank affiliate to acquire 17.5% of the ordinary and preferred shares of Macquarie Luxembourg, a water utility company located in England.

          The aggregate purchase price under the above agreements and those described below in Note 8 is approximately $499 million.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Subsequent Events

          In connection with the infrastructure businesses as described in Note 1, the Company has entered into the following purchase agreements subsequent to June 30, 2004.

          On August 18, 2004, Macquarie Infrastructure Company Inc. entered into a purchase agreement with a Macquarie Bank affiliate to acquire a 100% membership interest in Macquarie District Energy Holdings LLC, the current owner of Macquarie District Energy Inc., an entity that owns a chilled water service business located in Chicago.

          On September 29, 2004, Macquarie District Energy Inc. acquired ETT Nevada, Inc., a heating and chilled water business located in Las Vegas.

          On October 12, 2004, Macquarie Infrastructure Company Inc. entered into a purchase agreement with a Macquarie Bank affiliate to acquire 100% of Macquarie Airports North America, Inc., an airport services business.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

CONSOLIDATED FINANCIAL STATEMENTS

for the period from July 1 to September 30, 2004

MACQUARIE INFRASTRUCTURE COMPANY TRUST

CONSOLIDATED BALANCE SHEETS

	September 30,	June 30,
	2004	2004

	(Unaudited)
Assets
Current assets:
Cash	$100	$100

Total current assets	100	100
Deferred acquisition costs	847,729	679,639
Deferred public offering costs	2,765,387	2,008,937

Total assets	$3,613,216	$2,688,676

Liabilities and Shareholder’s Deficit
Current liabilities:
Due to parent	$6,624,590	$4,279,326
Accrued costs and expenses	1,592,730	990,277

Total current liabilities	8,217,320	5,269,603
Shareholder’s Deficit:
Trust Stock: no par value, 500,000,000 shares authorized; 100 shares issued and outstanding	100	100
Accumulated deficit	(4,604,204)	(2,581,027)

Total shareholder’s deficit	(4,604,104)	(2,580,927)

Total liabilities and shareholder’s deficit	$3,613,216	$2,688,676

See accompanying notes.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

CONSOLIDATED STATEMENT OF OPERATIONS

July 1, 2004 to
September 30, 2004

(Unaudited)
Organization and general and administrative expenses:
Organization and general and administrative expenses, including $488,915 allocated from the parent	$(2,023,177)

Net loss	$(2,023,177)

Basic and diluted loss per share	$(20,231)

Weighted average number of shares of trust stock outstanding — basic and diluted	100

See accompanying notes.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

CONSOLIDATED STATEMENT OF CASH FLOWS

July 1, 2004 to
September 30, 2004

(Unaudited)
Operating activities
Net loss	$(2,023,177)
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in operating assets and liabilities:
Due to parent	1,640,005
Accrued costs and expenses	383,172

Net cash provided by operating activities	—
Net increase in cash	—
Cash, beginning of period	100

Cash, end of period	$100

Supplemental disclosures of non-cash investing and financing activities
Deferred acquisition costs accrued or paid by parent	$168,090

Deferred public offering costs accrued or paid by parent	$756,450

See accompanying notes.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of Business

          Macquarie Infrastructure Company Trust (the “Trust”), a Delaware statutory trust, was formed on April 13, 2004. Macquarie Infrastructure Company LLC (the “Company”), a Delaware limited liability company (“LLC”), was also formed on April 13, 2004. The Trust is the sole member of 100% of the LLC interests of the Company. As of September 30, 2004, the Trust is a wholly-owned subsidiary of Macquarie Infrastructure Management (USA) Inc. (“MIMUSA”). MIMUSA is a subsidiary of the Macquarie Group of companies which is comprised of Macquarie Bank Limited and its subsidiaries and affiliates worldwide. Macquarie Bank Limited is headquartered in Australia and is listed on the Australian Stock Exchange.

          The Trust and the Company were formed to own, operate and invest in a diversified group of infrastructure businesses in the United States and other developed countries. In accordance with the Trust Agreement, the Trust will be the sole member of 100% of the LLC interests of the Company and, pursuant to the LLC Agreement, the Company will have outstanding the identical number of LLC interests as the number of outstanding shares of trust stock. The Company will be the operating entity with a Board of Directors and other corporate governance responsibilities consistent with that of a Delaware corporation.

          On June 7, 2004, the Trust and the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering (“IPO”) of shares of trust stock. On August 24, 2004 the Trust and Company filed an amended registration statement, and on October 15, 2004 the Trust and Company filed a second amended registration statement. Proceeds from the offering are to be used to acquire or invest in infrastructure businesses. The initial businesses being considered are: (i) airport service businesses that provide fuel, de-icing, aircraft parking and other aviation services; (ii) an airport parking business that provides customers secure 24-hour parking close to airport terminals, as well as ground transportation from the parking facility to the airport terminals; (iii) a business that provides chilled water services for cooling purposes to large office buildings; and (iv) a business that operates a toll road in the United Kingdom pursuant to a concession agreement with the United Kingdom government. Investments also being considered are an entity that operates a broadcasting tower network in Australia and a utility company that provides water to households and industrial customers in southeastern England.

          The airport services, airport parking and chilled water service businesses are located in the United States and, if acquisitions are consummated, will be owned by the Company’s wholly-owned subsidiary, Macquarie Infrastructure Company Inc., a Delaware corporation that was formed on April 13, 2004. The investments and the business that operates a toll road will be owned directly by the Company.

          To date the activities of the Trust and the Company have consisted of activities incidental to its organization, the proposed acquisitions and the IPO. Until the consummation of the IPO, the Company is dependent on financial support from the Macquarie Group, which has agreed to provide such required financial support.

2.	Summary of Significant Accounting Policies

Basis of Presentation

          The accompanying interim unaudited September 30, 2004 consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and consistent in all material respects with those applied in our audited financial statements for the period from April 13, 2004 (inception) to June 30, 2004. The interim financial information is unaudited but reflects all adjustments which are, in the opinion of management, necessary to provide fair consolidated balance sheets, consolidated statements of operations and cash flows for the periods presented. Such adjustments are normal and recurring unless otherwise noted. The operating results and cash flows for the

MACQUARIE INFRASTRUCTURE COMPANY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

three months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004. You should read these interim consolidated financial statements in conjunction with the audited financial statements for the period from April 13, 2004 (inception) to June 30, 2004.

Loss Per Share

          Basic and diluted loss per share for the three months ended September 30, 2004 has been computed by dividing the net loss for the period by the weighted average shares of trust stock outstanding during the period.

Principles of Consolidation

          The consolidated financial statements include the accounts of Macquarie Infrastructure Company Trust, Macquarie Infrastructure Company LLC, and Macquarie Infrastructure Company, Inc. All intercompany balances and transactions have been eliminated in consolidation.

Deferred Business Acquisition and Public Offering Costs

          Deferred business acquisition costs represent transaction expenses directly attributable to the proposed acquisitions that would be included in the purchase price if the acquisitions are consummated. Deferred public offering costs are expenses directly related to the IPO that will be accounted for as a reduction of additional paid in capital if the IPO is successful.

          Should any of the contemplated acquisitions or the equity offering not be consummated in future periods, the Company will write off the related deferred costs and recognize a charge; such charge could be material.

Expenses Allocated from the Macquarie Group

          Expenses allocated from the Macquarie Group consist primarily of salaries and related expenses and various general and administrative costs. Expenses that could be specifically identified were directly allocated to the Company. Salaries and related expenses were allocated based on employees’ percentage of total time spent on activities of the Trust and the Company. Other expenses not specifically identified were allocated based on management’s estimate of the usage of services by the Trust and the Company.

Business Acquisitions and Investments

          The acquisition of businesses that the Company will own or control more than 50% of the voting shares will be accounted for under the purchase method of accounting. The amounts assigned to the identifiable assets acquired and the liabilities assumed will be based on estimated fair values as of the date of acquisition, with the remainder, if any, recorded as goodwill. The operations of such businesses will be consolidated from the date of acquisition.

          Investments in businesses that will not be controlled, but which the Company will have the ability to exercise significant influence over the operating and financial policies of the investee, will be accounted for using the equity method of accounting.

          Investments in marketable securities will be accounted for in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management will determine the appropriate classification of all marketable securities as held-to maturity, available for sale or trading at the time of purchase and re-evaluate such classification on an annual basis.

          All other investments will be accounted for at cost.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Related Party Transactions

          MIMUSA has paid substantially all expenses associated with the organization and formation of the Trust and Company, and costs associated with the proposed acquisitions and the IPO. Amounts payable to MIMUSA will be paid from the proceeds of the IPO. If the IPO is not successful, such amounts will not be payable and are expected to be accounted for as a capital contribution.

          For the period July 1, 2004 through September 30, 2004, salaries and related expenses, and various other general and administrative costs amounting to $488,915 have been allocated from Macquarie Group companies and represent expenses incurred by the Macquarie Group that relate to the activities of the Trust and the Company. These costs have been included in “due to parent” in the accompanying balance sheet.

          The businesses and investments to be acquired from the proceeds of the IPO will be acquired from the Macquarie Group or investment vehicles managed but not controlled by the Macquarie Group. The Macquarie Group will also earn certain advisory and other fees in connection with these acquisitions. In addition, if the IPO is consummated, MIMUSA will be paid a fee of $8 million for services provided in preparing the Trust and the Company for the IPO. The payment of this fee will include the allocated costs included in “due to parent” in the accompanying balance sheet. This fee may be payable in trust stock.

          If the IPO is successful, the Company will enter into a management services agreement with MIMUSA pursuant to which MIMUSA will manage the Company’s day-to-day operations. MIMUSA will second a Chief Executive Officer and a Chief Financial Officer to the Company and will make other personnel available as required. MIMUSA will be paid a management fee calculated primarily on the market capitalization of the Trust, as defined. In addition, MIMUSA will be entitled to a performance fee equal to 20% of the outperformance, if any, of quarterly total returns to the shareholders compared to a benchmark index, provided that total shareholder returns for the period are positive, all as defined. MIMUSA will not be entitled to any other compensation and all costs incurred by MIMUSA including compensation of seconded staff, will be paid out of its management fee. However, the Company is responsible for all other costs, including but not limited to items such as expenses incurred in the administration or management of the Company and its subsidiaries and investments, taxes, engagement of auditors, any court proceedings, arbitration or other dispute concerning the Company or any of its subsidiaries, acquisitions and dispositions and complying with applicable laws and regulations.

4.	Shareholder’s Equity

          The Trust is authorized to issue 500,000,000 shares of trust stock and the Company is authorized to issue a corresponding number of LLC interests. Unless the Trust is dissolved it must remain the sole holder of 100% of the Company’s LLC interests and, at all times, the Company will have the identical number of LLC interests outstanding as shares of trust stock. Each share of trust stock represents an undivided beneficial interest in the Trust and each share of trust stock corresponds to one underlying LLC interest in the Company. Each outstanding share of the trust stock is entitled to one vote for each share on any matter with respect to which members of the Company are entitled to vote.

          As of September 30, 2004, MIMUSA has provided an initial capital contribution of $100, representing 100 shares of the Trust.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Income Taxes

          In the opinion of management, the Trust will be classified as a grantor trust for U.S. federal income tax purposes and therefore will not be subject to income taxes. In the opinion of management, the Company will be treated as a partnership for U.S. federal income tax purposes and will not be subject to income taxes. However, businesses owned by Macquarie Infrastructure Company, Inc. will be subject to federal and state income taxes. The Trust shareholders will include their share of the Trust’s consolidated taxable income or loss in their federal and state personal income tax returns.

6.	Accrued Costs and Expenses

          Accrued costs and expenses are comprised of the following:

	September 30,	June 30,
	2004	2004

	(Unaudited)
Professional fees	$1,051,187	$718,015
Printing costs	541,543	272,262

	$1,592,730	$990,277

7.	Commitments

          In connection with the proposed acquisitions of infrastructure businesses as described in Note 1 — Organization and Description of Business, the Company and Macquarie Infrastructure Company, Inc. entered into the following agreements on June 7, 2004 (unless otherwise stated):

•	Stock purchase agreement with a Macquarie Bank affiliate to acquire 100% of the ordinary shares of North America Capital Holding Company, the current owner of 100% of the capital stock of Executive Air Support, Inc., an airport services business. This agreement was amended and restated on August 18, 2004 to include additional airport services businesses in California.

•	Stock purchase agreement with a Macquarie Bank affiliate to acquire 100% of Macquarie Americas Parking Corporation which owns a controlling interest in an airport parking business. On August 17, 2004, Macquarie Infrastructure Company, Inc. entered into a purchase agreement with the holders of approximately 33.9% of the membership units in a member of the Macquarie Americas Parking Corporation group, called PCAA Parent LLC.

•	Sale and purchase agreement with a Macquarie Bank affiliate to acquire 100% of Macquarie Yorkshire Limited, a business that operates a toll road in the United Kingdom.

•	Purchase agreement with a Macquarie Bank affiliate to acquire securities of no more than 17.5% of the total stock outstanding of Macquarie Communications Infrastructure Group, an entity that operates broadcasting towers in Australia.

•	Contribution and subscription agreement with a Macquarie Bank affiliate to acquire 17.5% of the ordinary and preferred shares of Macquarie Luxembourg, a water utility company located in England.

•	Purchase agreement with a Macquarie Bank affiliate to acquire a 100% membership interest in Macquarie District Energy Holdings, LLC, the current owner of Macquarie District Energy Inc., an entity that owns a chilled water service business located in Chicago (August 18, 2004).

MACQUARIE INFRASTRUCTURE COMPANY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	On September 29, 2004, Macquarie District Energy Inc. acquired ETT Nevada, Inc., a heating and chilled water business located in Las Vegas.

          The aggregate purchase price under the above agreements and those described below in Note 8 — Subsequent Events is approximately $499 million.

8.	Subsequent Events

          In connection with the infrastructure businesses as described in Note 1 — Organization and Description of Business, the Company has entered into the following purchase or financing agreements subsequent to September 30, 2004:

•	On October 8, 2004, Macquarie Infrastructure Company, Inc. entered into a purchase agreement with a Macquarie Bank affiliate to acquire 1.4% of the membership units in a member of the Macquarie Americas Parking Corporation group, being PCAA Parent LLC. On the same date, Macquarie Infrastructure Company, Inc. entered into a purchase agreement with the holder of the minority interest in another member of the Macquarie Americas Parking Corporation group, called Parking Company of America Airports Holdings LLC, to acquire the minority interest share of approximately 17%.

•	On October 12, 2004, Macquarie Infrastructure Company, Inc. entered into a purchase agreement with a Macquarie Bank affiliate to acquire 100% of Macquarie Airports North America, Inc., an airport services business.

•	The sale and purchase agreement with a Macquarie Bank affiliate to acquire 100% of Macquarie Yorkshire Limited was amended on October 14, 2004.

•	The stock purchase agreement with a Macquarie Bank affiliate to acquire 100% of the ordinary shares of North America Capital Holding Company was amended and restated for a second time on October 12, 2004.

•	The purchase agreement with a Macquarie Bank affiliate to acquire a 100% membership interest in Macquarie District Energy Holdings, LLC was amended and restated on October 12, 2004.

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2003, 2002 and 2001

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Executive Air Support, Inc.:

We have audited the accompanying consolidated balance sheets of Executive Air Support, Inc. (the “Company”), a Delaware corporation, and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ deficit, and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Executive Air Support, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.

/s/ KPMG LLP

Dallas, Texas

March 5, 2004

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED BALANCE SHEETS

($ in thousands)

	December 31,	December 31,
	2003	2002

Assets
Current assets:
Cash and cash equivalents	$2,438	$3,231
Accounts receivable, net of allowance for doubtful accounts of $220 and $384	3,026	2,093
Inventories	615	493
Prepaid expenses and other	1,678	1,421
Deferred income taxes	2,351	2,204
Assets from discontinued operations, net	—	734

Total current assets	10,108	10,176

Property and equipment, net	36,963	31,942
Other assets:
Goodwill	33,222	33,222
Contract rights and other intangibles, net	52,524	51,064
Deferred financing costs, net	1,348	1,791
Other	1,045	641

Total other assets	88,139	86,718

Total assets	$135,210	$128,836

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,399	$1,017
Income taxes payable	814	974
Accrued payroll and other payroll liabilities	749	1,469
Accrued interest payable	280	727
Environmental payable	638	775
Other accrued liabilities	333	594
State and local tax liabilities	328	607
Accrued insurance payable	500	436
Current maturities of long-term debt	6,808	4,776
Customer deposits and deferred hanger rent	1,042	1,041
Liability from discontinued operations	380	—

Total current liabilities	15,271	12,416
Deferred income taxes	22,866	20,848
Long-term debt, net of current maturities	15,610	21,206
Long-term debt, related parties	17,167	17,021
Other long-term liabilities	4,455	3,477

Total liabilities	75,369	74,968

Redeemable, convertible preferred stock; 18,508,785 shares issued and outstanding	64,099	64,099
Commitments and contingencies	—	—
Stockholders’ deficit:
Common stock, $0.01 par value. Authorized 30,000,000 shares; issued and outstanding 1,895,684 shares at December 31, 2003 and 2002	19	19
Paid in capital	195	195
Accumulated other comprehensive loss, net of income tax	(685)	(927)
Accumulated deficit	(3,787)	(9,518)

Total stockholders’ deficit	(4,258)	(10,231)

Total liabilities and stockholders’ deficit	$135,210	$128,836

See accompanying notes to consolidated financial statements.

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands)

	Year Ended December 31,

	2003	2002	2001

Fuel revenue	$57,129	$49,893	$44,044
Service revenue	20,720	18,698	16,300

Total revenue	77,849	68,591	60,344

Cost of revenue — fuel	27,003	22,186	20,702
Cost of revenue — service	1,961	1,907	1,399

Gross profit	48,885	44,498	38,243
Selling, general and administrative expenses	29,159	27,795	26,063
Depreciation	2,126	1,852	1,520
Amortization	1,395	1,471	4,552

Operating profit	16,205	13,380	6,108
Other expense	1,219	—	(221)
Interest expense	4,820	5,351	5,809
Interest income	(71)	(63)	(47)

Income (loss) from continuing operations before income tax provision	10,237	8,092	567
Provision for income taxes	4,192	3,150	1,114

Income (loss) from continuing operations	6,045	4,942	(547)

Discontinued operations:
Net income (loss) from operations of discontinued operations (net of applicable income tax (benefit) provision of $81, $130, and ($79))	121	197	(290)
Loss on disposal of discontinued operations (net of applicable income tax (benefit) provision of ($289), $472, and ($144))	(435)	(11,620)	(649)

Loss from discontinued operations	(314)	(11,423)	(939)

Net income (loss)	$5,731	$(6,481)	$(1,486)

Net income (loss) applicable to common stockholders:
Net income (loss)	$5,731	$(6,481)	$(1,486)
Less: Preferred stock dividends	5,360	5,360	5,160

Net income (loss) applicable to common stockholders	$371	$(11,841)	$(6,646)

See accompanying notes to consolidated financial statements.

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

AND COMPREHENSIVE INCOME (LOSS)
($ in thousands)

					Accumulated
	Common Stock				Other	Total
			Paid in	Accumulated	Comprehensive	Stockholders’
	Shares	Par Value	Capital	Deficit	Loss	Equity (Deficit)

Balance, December 31, 2000	1,816,667	$18	$—	$(1,551)	$—	$(1,533)
Issuance of common stock	79,017	1	195	—	—	196
Net loss	—	—	—	(1,486)	—	(1,486)
Other comprehensive loss: Interest rate swap agreement	—	—	—	—	(387)	(387)

Comprehensive loss						(1,873)

Balance, December 31, 2001	1,895,684	$19	195	(3,037)	(387)	(3,210)
Net loss	—	—	—	(6,481)	—	(6,481)
Other comprehensive loss:
Interest rate swap agreement	—	—	—	—	(540)	(540)

Comprehensive loss						(7,021)

Balance, December 31, 2002	1,895,684	19	195	(9,518)	(927)	(10,231)
Net income	—	—	—	5,731	—	5,731
Other comprehensive income:
Interest rate swap agreement	—	—	—	—	242	242

Comprehensive income						5,973

Balance, December 31, 2003	1,895,684	$19	$195	$(3,787)	$(685)	$(4,258)

See accompanying notes to consolidated financial statements.

EXECUTIVE AIR SUPPORT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Year Ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net income (loss)	$5,731	$(6,481)	$(1,486)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Fair value adjustment for outstanding warrant liability	1,219	—	—
Impairment of goodwill and intangible assets	—	10,897	—
Depreciation and amortization	3,521	3,323	7,097
Noncash interest expense and other	1,032	774	320
Deferred income taxes	568	2,820	(292)
Changes in assets and liabilities, net of effects of acquisition:
Accounts receivable	(822)	1,074	518
Inventories	(122)	(239)	176
Prepaid expenses and other	1,146	(792)	81
Accounts payable	2,382	(3,192)	(1,628)
Accrued liabilities	(4,685)	389	(3,411)
Customer deposits and deferred hanger rent	1	535	43
Income taxes payable	(160)	500	877

Net cash provided by operating activities	9,811	9,608	2,295

Cash flows from investing activities:
Proceeds from sale of Flight Services and Interlink	2,000	1,250	—
Cash paid for acquisition, net of cash acquired	(3,341)	—	(60)
Capital expenditures	(3,245)	(3,973)	(5,566)
Increase in other assets	(62)	(64)	—

Net cash used in investing activities	(4,648)	(2,787)	(5,626)

Cash flows from financing activities:
Payment of long-term debt	(6,956)	(4,012)	(2,034)
Proceeds from issuance of preferred stock, net	—	—	4,975
Proceeds from issuance of common stock, net	—	—	196
Borrowings from revolving credit agreement	1,000	2,500	11,750
Payments of revolving credit agreement	—	(3,500)	(10,750)

Net cash provided by (used in) financing activities	(5,956)	(5,012)	4,137

(Decrease) increase in cash and cash equivalents, net	(793)	1,809	806
Cash and cash equivalents, beginning of year	3,231	1,422	616

Cash and cash equivalents, end of year	$2,438	$3,231	$1,422

Non-cash investing and financing transactions:
Note receivable from sale of subsidiary	$500	$500	$—
Issuance of note payable in connection with acquisition	2,400	—	—
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$4,234	$4,423	$5,246
Income taxes	3,740	1,080	303

See accompanying notes to consolidated financial statements.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Business

          Executive Air Support, Inc. (the “Company”), a Delaware corporation, and subsidiaries are engaged primarily in the aircraft service and support business. Its activities consist of fueling, hangar leasing and related services. The Company currently operates ten fixed-base operation (“FBO”) sites at airports throughout the United States. See note 13 for current year acquisitions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Consolidation

          The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions are eliminated in consolidation.

(b)	Revenue Recognition

          In accordance with Staff Accounting Bulletin 104, Revenue Recognition, the Company recognizes fuel and service revenue when: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. In addition, all sales incentives received by customers on fuel purchases under the Company’s Atlantic Awards program are recognized as a reduction of revenue during the period incurred.

          Service revenues include certain fueling fees. The Company receives a fueling fee for fueling certain carriers with fuel owned by such carriers. In accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, revenue for these transactions is recorded based on the service fee earned and does not include the cost of the carriers’ fuel.

(c)	Accounting Estimates

          The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

(d)	Cash and Cash Equivalents

          Cash and cash equivalents includes cash and highly liquid investments with original maturity dates of 90 days or less.

(e)	Accounts Receivable

          Accounts receivable consist primarily of amounts due from corporations and individuals and has been shown net of an allowance for doubtful accounts of $220,000 and $384,000 as of December 31, 2003 and 2002, respectively.

          Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the Company’s large number of customers and the diverse industries which they represent. As of December 31, 2003 and 2002, the Company had no significant concentrations of credit risk. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)	Property and Equipment

          Property and equipment in the accompanying consolidated balance sheet are stated at cost, net of accumulated depreciation and amortization. For financial reporting purposes, depreciation of machinery and equipment is computed on the straight-line method over the estimated service lives of the respective property, which vary from 5 to 10 years. The cost of leasehold improvements is amortized, on a straight-line basis, over the shorter of the estimated service life of the improvement and the respective term of the lease, generally 20 years. Expenditures for renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred.

(g)	Income Taxes

          The Company accounts for income taxes using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(h)	Goodwill and Other Intangible Assets

          On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. This accounting standard addresses financial accounting and reporting for goodwill and other intangible assets and requires that goodwill amortization be discontinued and replaced with periodic tests of impairment based on fair value. As a result of these periodic reviews, there have been no adjustments to the carrying value of intangible assets or goodwill in 2002 except for the impairment of goodwill related to the sale of the Flight Services division (note 10).

          In conjunction with the adoption of SFAS No. 142, the Company reevaluated the estimated useful lives of its intangible assets and determined that the useful life of the Atlantic Aviation tradename is indefinite and that the useful life of its intangible assets that represent rights to operate at the respective airports should be increased from 20 years to 40 years. The effect of these changes in estimates was a reduction of 2002 amortization expense of approximately $1.5 million.

          The changes in the carrying value of goodwill for the years ended December 31, 2003 and 2002 are as follows (in thousands):

Balance, December 31, 2001	$40,547
Goodwill from discontinued operations	(10,554)
Other	3,229

Balance, December 31, 2002	33,222
Goodwill from discontinued operations	—
Other	—

Balance, December 31, 2003	$33,222

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Intangible assets as of December 31, 2003 and 2002 are as follows (in thousands):

	2003

		Gross		Net
		Carrying	Accumulated	Intangible
Amortized Intangible Assets	Useful Life	Amount	Amortization	Assets

Airport lease rights	40	$50,930	$5,208	$45,722
Customer relationships	13	1,739	424	1,315
Trade name	Indefinite	5,794	307	5,487

Total		$58,463	$5,939	$52,524

	2002

		Gross		Net
		Carrying	Accumulated	Intangible
Amortized Intangible Assets	Useful Life	Amount	Amortization	Assets

Airport lease rights	40	$48,075	$3,951	$44,124
Customer relationships	13	1,739	286	1,453
Trade name	Indefinite	5,794	307	5,487

Total		$55,608	$4,544	$51,064

          Amortization expense related to intangible assets totaled $1.4, $1.5 and $5.6 million for the years ended December 31, 2003, 2002, and 2001, respectively. The estimated aggregate future amortization expense for intangible assets remaining as of December 31, 2003 is as follows (in thousands):

          Aggregate amortization expense for the year ended December 31:

2004	$1,466
2005	1,466
2006	1,466
2007	1,466
2008	1,466
Thereafter	39,707

$47,037

          Net income for fiscal 2001, exclusive of goodwill amortization of $2,142, and exclusive of trade name amortization of $216, net of tax benefit of $144, would have been $872.

(i)	Accounting for Stock-Based Employee Compensation Arrangements

          The Company applies the intrinsic value-based method of accounting for stock-based employee compensation arrangements. No stock option based employee compensation costs are reflected in the Company’s net income (loss), as all options granted had an exercise price greater than the market value of the Company’s underlying common stock at the date of grant. Had the Company elected to recognize compensation cost based on the fair value of the stock options at the date of grant, such compensation expense would have been insignificant.

(j) Derivative Financial Instruments

          The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, at the beginning of its fiscal year 2001. The standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value through the statement of operations. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s changes in fair value will be immediately recognized in earnings.

(k) New Accounting Pronouncements

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, which addresses the consolidation by business enterprises of variable interest entities. This provision had no impact on the consolidated financial statements.

          In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 100 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This provision had no impact on the Company’s consolidated financial statements.

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This provision had no impact on the Company’s consolidated financial statements.

          In December 2003, FASB issued SFAS No. 132 (revised), Employers’ Disclosures About Pensions and Other Postretirement Benefits. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. See note 6 for revised requirements applicable to the Company for the years ended December 31, 2003 and 2002.

(l) Fair Market Value of Financial Instruments

          The carrying amount reported for long-term debt approximates fair value because the underlying instruments are at rates similar to current rates offered to the Company for debt with the same remaining maturities. The carrying value of the Company’s trade and other receivables and accounts payable approximate fair value due to their short-term maturities.

(m) Reclassifications

          Certain amounts reported in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the 2003 presentation.

(n) Impairment of Long-lived Assets

          Long-lived assets, except for goodwill and indefinite-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	Property and Equipment

          Property and equipment are summarized as follows (in thousands):

	December 31,

	2003	2002

Machinery and equipment	$4,025	$3,484
Leasehold improvements	38,611	32,018

Total property and equipment	42,636	35,502
Accumulated depreciation and amortization	(5,673)	(3,560)

	$36,963	$31,942

(4)	Long-term Debt

          Long-term debt at December 31, 2003 and 2002 consists of the following (in thousands):

	2003	2002

Term notes	$17,753	$24,186
Subordinated debt	17,267	17,121
Revolving credit agreement	1,000	—
Other notes payable (see note 13)	3,565	1,696

	39,585	43,003
Less: current portion	(6,808)	(4,776)

	$32,777	$38,227

          The Company has two term notes. The first term note (“Term Note A”) is a $20 million note payable to a bank and bears interest at either the bank’s base rate or LIBOR, at the Company’s discretion, and a margin, as defined, which varies from 0.75% to 2.25% for interest based on the bank’s base rate and from 2.25% to 3.75% for interest based on LIBOR (4.15% at December 31, 2003). As of December 31, 2003, the outstanding balance of Term Note A was $9.4 million and is payable as follows: $5.0 million and $4.4 million in 2004 and 2005, respectively.

          The second term note (“Term Note B”) is a $10 million note payable to a bank and bears interest at either the bank’s base rate or LIBOR, at the Company’s discretion, and a margin, as defined, which varies from 2.0% to 2.5% for interest based on the bank’s base rate and from 3.5% to 4.0% for interest based on LIBOR (4.65% at December 31, 2003). As of December 31, 2003, the outstanding balance of Term Note B was $8.4 million and is payable as follows: $100,000, $100,000 and $8.2 million in 2004 to 2006, respectively.

          The Company has a $10 million revolving credit agreement with a bank subject to certain limitations. As of December 31, 2003, there was $1 million outstanding under the revolving credit agreement and the Company had available borrowing capacity of approximately $3.2 million. Borrowings bear interest at rates consistent with the interest rate terms of Term Note A. The revolving credit agreement expires on December 21, 2005. The term notes and the revolving credit agreement are secured by substantially all the assets of the Company.

          The subordinated debt is unsecured and consists of four notes payable aggregating $17.9 million. Two of the subordinated notes, totaling $17.5 million, are payable to two of the Company’s shareholders, bear interest at 13% and are payable in 2007. These notes were issued at a discount of approximately

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1.0 million, which is being amortized over the life of the notes. The unamortized discount was $583,000 and $729,000 as of December 31, 2003 and 2002. Subordinated debt also includes a $250,000 note payable to a shareholder and a $100,000 note payable to a third party. These two notes bear interest at 6% and are payable in 2005. Total subordinated debt payable to shareholders, net of discount, of $17.2 million and $17.0 million as of December 31, 2003 and 2002, respectively, is classified as long-term debt, related parties in the accompanying balance sheets.

          The term notes and subordinated notes contain customary financial covenants that include maintaining or exceeding certain financial ratios, limitations on sales of assets, limitations on capital expenditures, and limitations on additional debt.

          During 2001, the Company entered into a $15 million interest rate swap agreement in order to mitigate interest rate risk. Under the terms of the agreement, the Company pays interest based on a fixed rate of 5.74% through January 9, 2006, and receives interest based on a floating rate of LIBOR (1.17% at December 31, 2003). In accordance with SFAS No. 133, the Company concluded that the interest rate swap qualified as a cash flow hedge bearing no ineffectiveness at inception. The Company anticipates the hedge to remain perfectly effective on an on-going basis because the critical terms of the interest rate swap and the hedged debt obligation are expected to coincide throughout the term of the interest rate swap. The fair value of the agreement was a liability of approximately $1.1 million and $1.5 million at December 31, 2003 and 2002, respectively, which is included in other long-term liabilities on the accompanying consolidated balance sheets with an offsetting amount recorded in accumulated other comprehensive loss.

          Maturities and aggregate principal payments of long-term debt are as follows (in thousands):

2004	$6,808
2005	7,141
2006	8,368
2007	17,101
2008	92
Thereafter	75

$39,585

(5)	Income Taxes

          The income tax provision (benefit) consisted of the following for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	2003	2002	2001

Continuing operations:
Federal — current	$2,596	$—	$364
Federal — deferred	586	1,546	(161)
State — current	1,028	1,677	955
State — deferred	(18)	(73)	(44)

Total	4,192	3,150	1,114
Discontinued operations	(208)	602	(223)

Total income tax provision	$3,984	$3,752	$891

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The difference between the actual provision for income taxes from continuing operations and the “expected” provision for income taxes computed by applying the U.S. federal corporate tax rate of 34% to income from continuing operations before taxes is attributable to the following (in thousands):

	2003	2002	2001

Provision for federal income taxes at statutory rate	$3,480	$2,751	$193
State income taxes, net of federal tax benefit	614	486	34

Other	98	(87)	30
Nondeductible goodwill amortization	—	—	857

Provision for income taxes	$4,192	$3,150	$1,114

          Total deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002

Deferred tax assets:
Net operating loss carryforwards	$926	$1,732
Warrants	488	—
Deferred revenue	362	240
Other	2,897	3,199

	4,673	5,171
Deferred tax liabilities:
Intangibles	(21,701)	(21,020)
Property and equipment	(1,013)	(1,284)
Other	(2,474)	(1,511)

	(25,188)	(23,815)

Net deferred tax liability	(20,515)	(18,644)
Less: current deferred tax asset	2,351	2,204

Noncurrent deferred tax liability	$(22,866)	$(20,848)

          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. At December 31, 2003 and 2002, respectively, the Company has determined that it is more likely than not that the remaining net deferred tax assets will be realized.

          At December 31, 2003 and 2002, the Company had available net operating loss carryforwards of approximately $2.3 million and $4.8 million, respectively, and tax credit carryforwards of $380,000. The federal net operating loss carryforwards available for use are limited, on an annual basis, due to the change in control of the respective subsidiaries in which such losses were incurred. The net operating loss carryforwards expire beginning in 2007 and continue through 2020; however, the tax credits can be carried forward indefinitely.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Employee Benefit Plans

          The Company’s union employees located at Philadelphia International and Teterboro Airports are covered by the International Association of Machinists National Pension Fund. Contributions payable to the plan during 2003 and 2002 were $204,973 and $185,605, respectively.

          The Company also sponsors a retiree medical and life insurance plan available to certain employees for Atlantic Aviation. Currently, the plan is funded as required to pay benefits and, at December 31, 2003 and 2002, the plan had no assets. The Company accounts for postretirement health care and life insurance benefits in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement requires the accrual of the cost of providing postretirement benefits during the active service period of the employee. The accumulated benefit obligation at December 31, 2003 and 2002, using an assumed discount rate of 6% and 6.75%, was approximately $0.8 million and $0.9 million, respectively, and the net periodic postretirement benefit costs during 2003, 2002 and 2001 were $101,854, $123,921 and $83,845, using an assumed discount rate of 6.75%, 7.25% and 7.25%, respectively. The postretirement benefit cost was determined using January 1, 2003 and 2002 data. There have been no changes in plan provisions during 2003 or 2002. For measurement purposes, a 13% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and assumed to decrease gradually to 5% by 2014 and remain at that level thereafter. A one-percentage-point increase (decrease) in the assumed health care cost trend rate would have increased (reduced) the postretirement benefit obligation by $49,397 and ($45,645), respectively. Estimated contributions by the Company in 2004 are approximately $190,000.

          The Company has a Savings and Investment Plan (the “Plan”) for Atlantic Aviation that qualifies under Section 401(k) of the Internal Revenue Code. Substantially, all full-time, nonunion employees and, pursuant to union contracts, many union employees are eligible to participate by electing to contribute 1% to 6% of gross pay to the Plan. Under the Plan, the Company is required to make contributions equal to 50% of employee contributions, up to a maximum of 6% of eligible employee compensation. Employees may elect to contribute to the Plan an additional 1% to 9% of gross pay that is not subject to match by the Company. Company matching contributions totaled approximately $120,000, $172,000 and $0 during fiscal 2003, 2002 and 2001, respectively. The Company may make discretionary contributions to the plan; however, there were no discretionary contributions made during fiscal 2003, 2002 and 2001.

(7)	Commitments and Contingencies

Operating Leases

          The Company leases hangar and other facilities at several airport locations under operating leases expiring between 2004 and 2020, which are generally renewable, at the Company’s option, for substantial periods at increased rentals. These leases generally restrict their assignability and the use of the premises to activities associated with general aviation. The leases provide for supplemental rentals based on certain sales and other circumstances.

          At December 31, 2003, the Company was obligated under the lease agreements to construct certain facilities. The total remaining cost of these projects is estimated to be $3 million.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Minimum annual rentals required to be paid under noncancellable operating leases with terms in excess of one year are as follows (in thousands):

2004	$5,435
2005	5,461
2006	5,558
2007	5,401
2008	5,425
Years 2009 through 2020	80,230

Total	$107,510

          Rent expense charged to operations in 2003, 2002 and 2001 was approximately $5 million, $5.1 million and $5.8 million, respectively.

          The Company has entered into employment agreements with certain executives. The terms of the agreements provide for compensation levels and termination provisions.

Environmental Matters

          Laws and regulations relating to environmental matters may affect the operations of the Company. The Company believes that its policies and procedures with regard to environmental matters are adequate to prevent unreasonable risk of environmental damage and related financial liability. Some risk of environmental and other damage is, however, inherent in particular operations of the Company. The Company maintains adequate levels of insurance coverage with respect to environmental matters. As of December 31, 2003 and 2002, management does not believe that environmental matters will have a significant effect on the Company’s operations.

Legal Proceedings

          On or about May 15, 2002, the families of two pilots killed in a plane crash in 2000 filed complaints in New York County Supreme Court against a number of parties, including the Company and a formerly owned subsidiary, Million Air Interlink, Inc., or Million Air Interlink, asserting claims for punitive damages, wrongful death and pain and suffering. The plaintiffs are each seeking $100 million in punitive damages, $100 million for wrongful death and $5 million for pain and suffering. The plaintiffs’ claim arises out of the facts surrounding a plane crash allegedly caused by one of the aircraft’s engines losing power, which caused the plane to crash, killing all on board. The engine lost power as a result of fuel starvation. The plaintiffs allege this was caused by insufficient fuel or design fault. The plane had last been refueled prior to the accident at the Company’s Farmingdale FBO operated by Flightways of Long Island, Inc., or Flightways, on the day of the accident.

          The Company and Million Air Interlink moved to dismiss the complaints for lack of jurisdiction because Flightways, rather than the Company or Million Air Interlink, was the entity that operated the Farmingdale FBO, and that employed the person who refueled the plane in question. The court denied the motion, permitting discovery to go forward on the jurisdictional issues, and with leave for the defendants to refile the motion if discovery warranted doing so. Flightways was added as a defendant. USAIG, the insurer of Flightways under the primary insurance policy, has assumed the defense on behalf of the three Atlantic defendants, has denied any liability and is vigorously contesting the claims made. Discovery is proceeding, though not much has been taken in the cases thus far. The Company believes that the risk of a judgment by the court against them for an amount of damages approaching the amounts claimed by the plaintiffs is remote. In addition, liability insurance for an amount of up to $50 million is available in the

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

event Flightways is found liable and liability insurance for an amount of up to $1 million is available to each of the Company and Million Air Interlink in the event either or both companies are found liable. The sale and purchase agreement with the Company provides for an indemnity of $20 million, which would be available in the event of a judgment against any of the defendants. However, there is no assurance the Company’s selling shareholders will have sufficient resources to meet their indemnity obligation in the event the Company seeks to claim an amount pursuant to this indemnification provision. The Company believes it is remote that a judgment for damages against them will be in excess of the indemnity or the insurance coverage available or both.

          The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the Company’s business, financial condition, or results of operations.

(8)	Related-Party Transactions

          The Company issued 699,500 warrants during fiscal 2000 to a shareholder. The warrants have an exercise price of $3.62 per share and are exercisable upon the earlier of August 31, 2010 or the sale of the Company.

          On December 21, 2000, the Company issued 1,104,354 warrants to a shareholder (the “Warrant Holder”) in conjunction with the issuance of subordinated debt. The warrants have an exercise price of $0.01 per share and are exercisable at any time through December 21, 2010. Beginning in the first quarter of 2007, the Company can buy the warrants from the Warrant Holder at the then fair value of the warrants, as defined. Beginning in the first quarter of 2006, the Warrant Holder can sell the warrants to the Company at the then fair value of the warrants, as defined. Due to the Warrant Holder’s ability to sell the warrants to the Company for cash, the Company has recorded the fair value of the warrants as a liability in accordance with EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

          The fair value of the warrants is included in other long-term liabilities in the accompanying consolidated balance sheets, and subsequent changes in fair value are reflected in the Company’s operating results. As of December 31, 2003 and 2002, the fair value of these warrants was $2,244,000 and $1,025,000, respectively, and has been included in other long-term liabilities. The change in the fair value of the warrants of $1,219,000 during fiscal 2003 was recorded in other expense on the accompanying consolidated statement of operations. The change in the fair value of the warrants during fiscal 2002 and 2001 was insignificant. The fair value of the warrants has been determined based on the estimated fair value of the Company’s common stock and the exercise price of the warrants.

(9)     Redeemable, Convertible Preferred Stock

          The Company’s preferred stock is redeemable at any time after March 15, 2005, at the option of the preferred stockholders. Each share of preferred stock automatically converts into shares of common stock at a defined conversion price plus cash of $1.81 per share upon the public sale of the Company’s common stock or upon the sale of the Company’s common stock or assets in excess of a certain value, as defined. Dividends related to the preferred stock are cumulative and accrue at 8% per year. No preferred dividends were declared during 2003 or 2002. Dividends in arrears were approximately $17.5 million and $12.1 million at December 31, 2003 and 2002, respectively. The preferred stock is convertible into shares of the Company’s common stock determined by dividing the conversion price, as defined, by $3.62 per share.

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(10)	Stock Options

          In 2000, the Company adopted a stock option plan whereby the Company may grant incentive stock options or nonqualified stock options to employees to purchase the Company’s common stock, hereinafter referred to as the “Plan.” The incentive stock options or nonqualified options are to be granted at no less than the fair market value of the shares at the date of grant. Under the plan, stock options expire ten years after issuance and generally vest ratably over five years. Activity under the Plan for the years ended December 31, 2003, 2002 and 2001 was as follows:

		Weighted Average
	Number of Shares	Exercise Price

Outstanding, December 31, 2000	384,160	$3.62
Granted at fair value	1,255,688	3.62
Forfeited	(25,000)	—
Exercised	—	—

Outstanding at December 31, 2001	1,614,848	$3.62
Granted at fair value	125,000	3.62
Forfeited	(381,000)	—
Exercised	—	—

Outstanding at December 31, 2002	1,358,848	$3.62
Granted at fair value	40,000	3.62
Forfeited	—	—
Exercised	—	—

Outstanding at December 31, 2003	1,398,848	$3.62

          Options exercisable at December 31, 2003 and 2002 were 823,229 and 516,319, respectively, with a weighted average exercise price of $3.62. The weighted average remaining contractual life of the options outstanding at December 31, 2003 and 2002 was 6.7 years and 7.7 years, respectively.

(11)	Sale of Interlink

          In December of 2001, the Company committed to a plan to sell its Million Air Interlink subsidiary. In April 2002, the Company sold the subsidiary to a third party for $1.25 million in cash and a $500,000 note receivable. Income from operations of $0, $91,000 and $(290,000), and loss on disposal of $265,000, $320,000 and $649,000, respectively, were reflected in discontinued operations during 2003, 2002 and 2001. During 2003, the Company fully reserved the remaining portion of the note receivable of approximately $442,000 due to uncertainty of collectibility. Million Air Interlink revenues for 2002 and 2001 were approximately $195,177 and $638,310, respectively.

(12)	Sale of Flight Services

          During 2002, the Company committed to a plan to sell its Flight Services division. On February 28, 2003, the Company entered into an agreement to sell the division. Based on estimated net proceeds from the sale of $1 million, the Company recorded a loss on disposal of approximately $11.5 million, which included an impairment of goodwill and intangible assets of approximately $11.2 million. The income from operations of $121,000 and $106,000 for 2003 and 2002, respectively, and the loss on disposal of $170,000 and $11.3 million for 2003 and 2002, respectively, have been reflected as discontinued operations in the accompanying consolidated statements of operations. The assets and

EXECUTIVE AIR SUPPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities for the Flight Services division have been presented separately in the accompanying consolidated balance sheets for 2003 and 2002. Flight Services revenues for 2003, 2002, and 2001 were approximately $2 million, $15 million, and $20 million, respectively.

(13)	New Orleans Acquisition

          On December 31, 2003, the Company acquired 100% of the outstanding common shares of General Aviation LLC (“GA”), a fixed base operations facility located in New Orleans. On December 31, 2003, the Company also acquired the net assets of General Aviation New Orleans (“GANO”), another fixed base operations facility in New Orleans. These facilities were acquired under the Member Interests Purchase Agreement which was signed on December 17, 2003. The net assets of these entities have been included in the consolidated financial statements of the Company as of December 31, 2003. The aggregate purchase price was approximately $6.1 million, of which $3.7 million was paid in cash, $0.4 million of cash was acquired and $0.4 million of cash was collected in January 2004 related to the cash surrender value of certain life insurance policies acquired. The remaining consideration consisted of an assumed note payable of $2.4 million, which was paid January 2, 2004. Total tangible net assets acquired were $4.3 million. Of the remaining consideration, $2.9 million was recorded in other intangibles related to airport leases, which will be amortized over 40 years, and $1.1 million was recorded in related deferred tax liabilities. The Company is still in the process of determining allocation of the purchase price, and the purchase price is subject to change. The Company’s unaudited pro forma revenue and net income (loss) would have been $87.2 million and $5.5 million for 2003 and $76.4 million and $(6.7) million for 2002, respectively, had it owned GA and GANO as of January 1, 2002.

          The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Current assets	$921
Property and equipment	3,904
Intangible assets	2,855
Other assets	445

Total assets acquired	8,125
Current liabilities	735
Non-current liabilities	1,142
Notes payable	195

Total liabilities assumed	2,072

Net assets acquired	$6,053

(14)	Subsequent Event

          In January 2004, the Company entered into an agreement with Talon LLC to build a new hangar and office space at the Farmingdale, New York FBO. Talon will bear all costs of the construction and will make the hangar and office space available to the Company for lease. The lease term is 20 years with an expiration date of July 31, 2024. Lease payments due to the Company under the lease begin when the hangar and office space is available for use and total approximately $200,000 annually.

(15)	Subsequent Event (unaudited)

          On April 29, 2004, the Company entered into an agreement with a third party to sell all of its stock for the sum of approximately $217 million in an all cash transaction. The transaction was closed on July 29, 2004.

NORTH AMERICA CAPITAL HOLDING COMPANY

(successor to Executive Air Support, Inc.)

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

for the periods January 1 through July 29, 2004,
July 30, 2004 through September 30, 2004
and the nine months ended September 30, 2003

NORTH AMERICA CAPITAL HOLDING COMPANY

(successor to Executive Air Support, Inc.)

CONSOLIDATED CONDENSED BALANCE SHEETS

($ in thousands)

	Successor	Predecessor

	September	December
	30, 2004	31, 2003

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,343	$2,438
Accounts receivable, net of allowance for doubtful accounts of $349 and $220	3,785	3,026
Inventories	684	615
Prepaid expenses and other	944	1,678
Income taxes receivable	1,687	—
Deferred tax assets	2,351	2,351

Total current assets	11,794	10,108
Property and equipment, net	43,335	36,963
Other assets:
Goodwill	96,686	33,222
Contract rights and other intangibles, net	146,627	52,524
Deferred financing costs, net	333	1,348
Other	380	1,045

Total other assets	244,026	88,139

Total assets	$299,155	$135,210

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Short-term borrowing from related party	$131,598	$—
Accounts payable	3,843	3,399
Income taxes payable	—	814
Accrued payroll and other payroll liabilities	906	749
Accrued interest payable	18	280
Environmental liabilities	993	638
Other accrued liabilities	891	333
State and local tax liabilities	318	328
Accrued insurance payable	—	500
Current maturities of long-term debt	286	6,808
Customer deposits and deferred hanger rentals	1,025	1,042
Due to related parties	1,554	—
Liabilities from discontinued operations	260	380

Total current liabilities	141,692	15,271
Deferred tax liabilities	63,728	22,866
Long-term debt, net of current maturities	733	15,610
Long-term debt, related parties	—	17,167
Other long-term liabilities	1,582	4,455

Total liabilities	207,735	75,369
Redeemable convertible preferred stock	918	64,099
Stockholders’ equity (deficit)
Common stock, $0.01 par value. Authorized 1,000,000 shares (formerly EAS 30,000,000); issued and outstanding 454,278 shares at September 30, 2004 and 1,895,684 shares at December 31, 2003	5	19
Paid in capital	90,850	195
Accumulated other comprehensive loss, net of income tax	—	(685)
Accumulated deficit	(353)	(3,787)

Total stockholders’ equity (deficit)	90,502	(4,258)

Total liabilities and stockholders’ equity (deficit)	$299,155	$135,210

See accompanying notes to consolidated condensed financial statements.

NORTH AMERICA CAPITAL HOLDING COMPANY

(successor to Executive Air Support, Inc.)

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

($ in thousands)

	Successor	Predecessor

	July 30, 2004	January 1, 2004	For the Nine
	through	through	Months Ended
	September 30, 2004	July 29, 2004	September 30, 2003

	(Unaudited)	(Unaudited)	(Unaudited)
Fuel revenue	$12,690	$41,146	$41,577
Service revenue	3,646	14,616	15,529

Total revenue	16,336	55,762	57,106

Cost of revenue — fuel	6,830	21,068	19,332
Cost of revenue — service	358	1,428	1,407

Gross profit	9,148	33,266	36,367
Selling, general and administrative expenses	5,871	22,378	21,863
Depreciation	446	1,377	1,544
Amortization	1,002	849	1,047

Operating profit	1,829	8,662	11,913
Other income (expense):
Other expense	(307)	(5,135)	(97)
Finance fees	(981)	—	—
Interest expense	(1,078)	(4,655)	(3,593)
Interest income	8	17	55

(Loss) income from continuing operations before income tax (benefit) provision	(529)	(1,111)	8,278
(Benefit) provision for income taxes	(176)	2,265	3,380

(Loss) income from continuing operations	(353)	(3,376)	4,898
Income (loss) from discontinued operations	—	159	(512)

Net (loss) income	$(353)	$(3,217)	$4,386

See accompanying notes to consolidated condensed financial statements.

NORTH AMERICA CAPITAL HOLDING COMPANY

(successor to Executive Air Support, Inc.)

CONSOLIDATED CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE LOSS

($ in thousands)

					Accumulated	Total
					Other	Stockholders’
			Paid In	Accumulated	Comprehensive	Equity
	Shares	Par Value	Capital	Deficit	Loss	(Deficit)

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Predecessor
Balance, December 31, 2003	1,895,684	$19	$195	$(3,787)	$(685)	$(4,258)
Net loss, period January 1, 2004 through July 29, 2004	—	—	—	(3,217)	—	(3,217)
Interest rate swap agreement, net of tax benefit of $189	—	—	—	—	283	283
Reclassification adjustment for realized loss on interest rate swap included in net loss, net of tax benefit of $268	—	—	—	—	402	402
Tax benefit from exercise of stock options	—	—	1,781	—	—	1,781
Purchase and retirement of common stock	(1,398,548)	(13)	(1,976)	(2,464)	—	(4,453)
Purchase and cancellation of common stock warrants	—	—	—	(1,562)	—	(1,562)
Elimination of stockholders’ equity (deficit) balances upon acquisition of Executive Air Support, Inc. by North America Capital Holding Company	(497,136)	(6)	—	11,030	—	11,024

Adjusted balance, July 29, 2004	—	$—	$—	$—	$—	$—

Successor
Issuance of common stock	454,278	$5	$90,850	$—	$—	$90,855
Net loss, period July 30, 2004 through September 30, 2004	—	—	—	(353)	—	(353)

Balance, September 30, 2004	454,278	$5	$90,850	$(353)	$—	$90,502

See accompanying notes to consolidated condensed financial statements.

NORTH AMERICA CAPITAL HOLDING COMPANY

(successor to Executive Air Support, Inc.)

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

($ in thousands)

	Successor	Predecessor

	July 30, 2004	January 1, 2004	For the Nine
	through	through	Months Ended
	September 30, 2004	July 29, 2004	September 30, 2003

	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(353)	$(3,217)	$4,386
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Fair value adjustment for outstanding warrant liability	—	5,280	—
Depreciation and amortization	1,449	2,225	2,591
Non-cash interest expense and other	—	2,761	456
Deferred taxes	(263)	669	(20)
Changes in assets and liabilities, net of acquisition:
Accounts receivable	(295)	(127)	(1,128)
Inventories	(73)	3	163
Prepaid expenses and other	107	1,049	(294)
Liabilities from discontinued operations	10	(131)	(474)
Accounts payable	(129)	572	1,306
Accrued payroll, environmental liabilities, interest and other	(346)	191	(1,161)
Customer deposits and deferred hanger rent	(40)	24	(62)
Intercompany receivable from Macquarie	—	(734)	—
Income tax receivable/payable	89	(808)	843

Net cash (used in) provided by operating activities	156	7,757	6,606

Cash flows from investing activities:
Purchase of Executive Air Support, net of cash acquired	(213,758)	—	—
Proceeds from sale of Flight Services	—	—	2,000
Capital expenditures	(1,081)	(3,049)	(1,302)
Collections on note receivable	24	—	—
Collections on note receivable from sale of division	—	45	—
Other assets	—	—	(19)

Net cash (used in) provided by investing activities	(214,815)	(3,004)	679

Cash flows from financing activities:
Proceeds from issuance of common stock	90,855	—	—
Proceeds from issuance of preferred stock	918	—	—
Borrowing on short-term debt	131,270	—	—
Net advances to related parties	54	—	—
Deferred financing costs	(20)	—	—
Repayment of short-term note	—	(2,354)	—
Payments on capital lease obligations	(60)	(325)	(218)
Payments under revolving credit agreement	—	(1,000)	—
Repayment on subordinated debt	—	(17,850)	—
Repayments of borrowings under bank term loans	—	(17,753)	(5,408)
Purchase of common stock warrants	(1,562)	(7,353)	—
Termination of interest rate swap	—	(670)	—
Deemed capital contribution from Macquarie for debt and warrant payments	—	41,564	—
Funds received by Macquarie on July 29, 2004 for option and warrant payments made on July 30, 2004	—	6,015	—
Repurchase of common stock	(4,453)	—	—

Net cash provided by (used in) financing activities	217,002	274	(5,626)

Net increase in cash and cash equivalents	2,343	5,027	1,659
Cash and cash equivalents at beginning of period	—	2,438	3,231

Cash and cash equivalents at end of period	$2,343	$7,465	$4,890

Supplementary disclosure of non-cash investing and financing activities:
Acquisition costs paid by related party	$1,500	$—	$—

See accompanying notes to consolidated financial statements.

NORTH AMERICA CAPITAL HOLDING COMPANY

(successor to Executive Air Support, Inc.)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

($ in thousands)

1.	The Company and Corporate Restructuring

          North America Capital Holding Company (the “Company”), a Delaware corporation, was formed on June 2, 2004 for the purpose of acquiring the aircraft service and support operations of Executive Air Support, Inc. (“EAS”), a Delaware corporation, and subsidiaries. Effective with the closing of the acquisition of EAS on July 29, 2004, the Company and its subsidiaries are engaged primarily in the aircraft service and support business. The Company currently operates ten fixed base operation (“FBO”) sites at airports throughout the United States and its activities consist of fueling, hangar leasing, and related services. Prior to July 30, 2004, the Company itself had no significant operations.

          Upon the closing of the transaction, the Company succeeded EAS, and the historical financial information contained herein reflects EAS’ status as the predecessor.

2.	Basis of Presentation

          The consolidated condensed financial statements of the Company for the period from January 1, 2004 to July 29, 2004 and for the nine months ended September 30, 2003 represent the results of operations of EAS as the predecessor company. The consolidated condensed financial statements for the period from July 30, 2004 through September 30, 2004 reflect the acquisition of EAS, as described in Note 6 — Business Combination. The acquisition has been accounted for using the purchase method of accounting as prescribed in SFAS No. 141, Business Combinations (“SFAS No. 141”). In accordance with SFAS No. 141, the purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values at the date of acquisition. Fair values were determined principally by independent third-party appraisals and supported by internal studies. See Note 6 — Business Combination for details of the purchase price allocation.

          The interim consolidated condensed financial statements included herein have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission and, in the opinion of management, include all adjustments which, except as described elsewhere herein, are of a normal recurring nature, necessary for a fair statement. The results for interim periods are not necessarily indicative of results for the entire year. The financial statements presented herein should be read in connection with the Company’s audited consolidated financial statements for the year ended December 31, 2003. Numbers presented here are in thousands unless otherwise indicated.

3.	Summary of Significant Accounting Policies

Basis of Consolidation

          The consolidated condensed financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions are eliminated in consolidation.

Revenue Recognition

          In accordance with Staff Accounting Bulletin 104, “Revenue Recognition,” the Company recognizes revenues when: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed and determinable, and collectibility is reasonably assured. Revenue is recorded when fuel is provided or when services are rendered. Also included in revenue are hangar rental fees, which are recognized during the month for which service is provided.

          Service revenues include certain fueling fees. The Company receives a fueling fee for fueling certain carriers with fuel owned by such carriers. In accordance with Emerging Issues Task Force

NORTH AMERICA CAPITAL HOLDING COMPANY
(successor to Executive Air Support, Inc.)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

($ in thousands)

(“EITF”) Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, revenue from these transactions is recorded based on the service fee earned and does not include the cost of the carriers’ fuel.

Accounting Estimates

          The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. The most significant estimates and assumptions include the depreciable lives of property and equipment, the recoverability of other assets, including goodwill and other intangible assets, and environmental liabilities. Actual results could differ from these estimates.

Cash and Cash Equivalents

          Cash and cash equivalents includes cash and highly liquid investments with original or remaining maturity dates at the time of purchase of 90 days or less.

Accounts Receivable

          Accounts receivable consists primarily of amounts due from corporations and individuals recorded at the invoiced amount and has been shown net of an allowance for doubtful accounts of $349 and $220, as of September 30, 2004 and December 31, 2003, respectively.

          Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the Company’s large number of customers and the diverse industries which they represent. As of September 30, 2004 and December 31, 2003, the Company had no significant concentrations of credit risk. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information and, historically, such losses, in the aggregate, have not exceeded the Company’s expectations. Account balances are charged against the allowance when the Company believes it is probable that the receivable will not be recovered.

Property and Equipment, and Intangible Assets

          Property and equipment in the accompanying consolidated balance sheets are stated at cost, net of accumulated depreciation and amortization. For financial reporting purposes, depreciation of machinery and equipment is computed on the straight-line method over the estimated service lives of the respective assets, which vary from 5 to 10 years. The cost of leasehold improvements is amortized, on a straight-line basis, over the shorter of the estimated service life of the improvement and the respective term of the lease, generally 20 years. Expenditures for renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred.

          For financial reporting purposes, amortization of intangible assets is computed on the straight-line method over the estimated lives of the asset, which vary from 5 to 40 years.

Accounting for Stock-Based Employee Compensation Arrangements

          The Company applied the intrinsic value-based method of accounting for stock-based employee compensation arrangements. No stock-based employee compensation costs are reflected in the Company’s net income (loss), as all options granted had an exercise price greater than the market value of the Company’s underlying common stock at the date of grant. Had the Company elected to recognize

NORTH AMERICA CAPITAL HOLDING COMPANY
(successor to Executive Air Support, Inc.)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

($ in thousands)

compensation cost based on the fair value of the stock options at the date of grant under SFAS No. 123, such compensation expense would be insignificant. These options were exercised and redeemed upon acquisition of EAS by the Company.

Reclassifications

          Certain amounts reported in the 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation. These reclassifications had no effect on net income or stockholders’ equity (deficit) as previously reported.

Impairment of Long-lived and Indefinite-lived Assets

          Long-lived assets, including identifiable intangible assets except goodwill and indefinite-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

          Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Pursuant to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed annually at the end of the Company’s fiscal year for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired).

4.	Property and Equipment

          The components of property and equipment consist of the following:

	Successor	Predecessor

	September 30, 2004	December 31, 2003
Machinery and equipment	$4,205	$4,025
Leasehold improvements	39,578	38,611

Total property and equipment	43,783	42,636
Accumulated depreciation	(448)	(5,673)

Property and equipment, net	$43,335	$36,963

NORTH AMERICA CAPITAL HOLDING COMPANY
(successor to Executive Air Support, Inc.)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

($ in thousands)

5.	Intangible Assets

          Intangible assets consist of the following:

	Successor		Predecessor

	September 30, 2004		December 31, 2003

	(Unaudited)
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Value	Amortization	Value	Amortization

Airport contract rights	$131,867	$(395)	$50,930	$(5,208)
Customer relationships	3,900	(90)	1,739	(424)
Tradename	6,800	—	5,794	(307)
Technology	500	(17)	—	—
Noncompete agreements	4,310	(248)	—	—

	$147,377	$(750)	$58,463	$(5,939)

6.	Business Combination

          On July 29, 2004, the Company completed its acquisition of the capital stock of EAS for $223.1 million including $2.0 million of transaction costs. The acquisition of EAS enabled the Company to enter the aviation services market as an established competitor with an existing customer base and corporate infrastructure. The acquisition has been accounted for under the purchase method of accounting. As a result of the business combination, the Company succeeded EAS, and the historical financial information presented reflects the results of operations and cash flows of EAS as the predecessor company. The basis for the allocation of the purchase price is described in Note 2 — Basis of Presentation.

          The acquisition of EAS resulted in the Company assuming the existing income tax bases of the predecessor. In accordance with SFAS No. 141, a deferred tax liability was recorded to reflect the increase in the financial accounting bases of the assets acquired over the carryover income tax bases.

          The preliminary allocation of the purchase price, including transaction costs, was as follows:

Net working capital	$2,066
Airport contract rights	132,120
Plant and equipment	42,700
Customer relationships	3,900
Tradename	6,800
Technology (intangible asset)	500
Non-compete agreements	4,310
Other	404
Goodwill	96,686

Total assets acquired	289,486
Long-term liabilities assumed	(2,376)
Deferred taxes	(63,991)

Net assets acquired	$223,119

          The net working capital acquired consisted of cash, accounts receivable, inventories, prepaid expenses, accounts payable and other current assets and liabilities.

NORTH AMERICA CAPITAL HOLDING COMPANY
(successor to Executive Air Support, Inc.)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

($ in thousands)

          The Company recorded goodwill in the acquisition as a result of the expectation of its ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. The value of the acquired intangible assets was determined by taking into account risks related to the characteristics and applications of the assets, existing and future markets and analyses of expected future cash flows to be generated by the business. The airport contract rights are being amortized on a straight-line basis over their useful lives ranging from 20 to 40 years. The weighted average amortization period of the contractual agreements is approximately 34 years. The Company expects that goodwill recorded will not be deductible for income tax purposes.

          The Company allocated $3.9 million of the purchase price to customer relationships in accordance with EITF 02-17, “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination.” The Company will amortize the amount allocated to customer relationships over a five year period.

7.	Long-Term Debt

          Long-term debt at September 30, 2004 and December 31, 2003 consists of the following:

	Successor	Predecessor

	September 30, 2004	December 31, 2003

Term notes	$—	$17,753
Subordinated debt	—	17,267
Revolving credit agreement	—	1,000
Other notes payable	1,019	3,565

	1,019	39,585
Less current portion	(286)	(6,808)

	$733	$32,777

          At December 31, 2003, the Company had two term notes payable to a bank. The first term note (“Term Note A”) had an outstanding balance of $9.4 million at December 31, 2003. The second term note (“Term Note B”) had an outstanding balance of $8.4 million at December 31, 2003. On July 29, 2004, the outstanding balances on Term Note A and Term Note B of $15.4 million, including accrued interest of $2.4 million, were paid to the bank by the Company upon its acquisition of EAS.

          At December 31, 2003, the Company had subordinated debt which was unsecured and consisted of four notes payable aggregating $17.9 million. Two of the subordinated notes, totaling $17.5 million, were payable to two of the Company’s former shareholders and bore interest at 13%. These notes were issued at a discount of approximately $1 million, which was being amortized over the life of the notes. The unamortized discount was $583 as of December 31, 2003. Subordinated debt also included a $250 note payable to a former shareholder and a $100 note payable to a third party. These two notes bore interest at 6%. On July 29, 2004 the outstanding balances on the subordinated notes of $17.8 million, $261 and $104, respectively, including accrued interest, were repaid in full by the Company upon its acquisition of EAS. EAS recorded the unamortized discount on the subordinated notes as interest expense in the period from January 1, 2004 to July 29, 2004.

          At December 31, 2003, the Company had a $10 million revolving credit agreement with a bank subject to certain limitations. This revolving credit agreement was terminated upon the acquisition of EAS by the Company.

NORTH AMERICA CAPITAL HOLDING COMPANY
(successor to Executive Air Support, Inc.)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

($ in thousands)

          At December 31, 2003, other notes payable included a note payable of $2.4 million assumed during the acquisition of two FBO sites in New Orleans on December 31, 2003. This note was paid on January 2, 2004.

          During 2001, the Company entered into a $15 million interest rate swap agreement in order to mitigate interest rate risk. Under the terms of the agreement, the Company paid interest based on a fixed rate of 5.74%, and received interest based on a floating rate of LIBOR. The fair value of the agreement was a liability of approximately $1.1 million at December 31, 2003, which was included in other long-term liabilities on the accompanying consolidated balance sheet with an offsetting amount recorded in accumulated other comprehensive loss. The swap agreement was terminated upon the acquisition of EAS by the Company and EAS recognized the accumulated other comprehensive loss of $0.4 million, net of associated tax benefit, in interest expense for the period from January 1 to July 29, 2004.

Bridge Facility

          On July 27, 2004, the Company entered into a Combined Bridge Acquisition and Letter of Credit Facility Agreement with Macquarie Bank Limited (the “Bridge Facility”), a related party. On July 29, 2004, coinciding with the purchase of all the stock of EAS, the then existing long-term debts of EAS were repaid as described above, and the Company drew down $130 million under the short-term Bridge Facility. At September 30, 2004, borrowings under this facility were $131.6 million. The Bridge Facility was refinanced after September 30, 2004 (see Note 13 — Subsequent Events).

8.	Commitments and Contingencies

          At September 30, 2004, the Company was obligated under its various FBO lease agreements to construct certain facilities. The total remaining cost of these projects is estimated to be $986.

Environmental Matters

          Laws and regulations relating to environmental matters may affect the operations of the Company. The Company believes that its policies and procedures with regard to environmental matters are adequate to prevent unreasonable risk of environmental damage and related financial liability. Some risk of environmental and other damage is, however, inherent in particular operations of the Company. The Company maintains adequate levels of insurance coverage with respect to environmental matters. As of September 30, 2004 and December 31, 2003, management did not believe that environmental matters will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Legal Proceedings

          On or about May 15, 2002, the families of two pilots killed in a plane crash in 2000 filed complaints in New York County Supreme Court against a number of parties including the Company and a formerly owned subsidiary, MillionAir Interlink, Inc. (“MillionAir Interlink”) asserting claims for punitive damages, wrongful death and pain and suffering. The plaintiffs are each seeking $100 million in punitive damages, $100 million for wrongful death and $5 million for pain and suffering. The plaintiffs’ claim arises out of the facts surrounding a plane crash allegedly caused by one of the aircraft’s engines losing power, which caused the plane to crash, killing all on board. The engine lost power as a result of fuel starvation. The plaintiffs allege this was caused by insufficient fuel or design fault. The plane had last been refueled prior to the accident at the Company’s Farmingdale FBO operated by Flightways of Long Island, Inc. (“Flightways”), on the day of the accident.

NORTH AMERICA CAPITAL HOLDING COMPANY
(successor to Executive Air Support, Inc.)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

($ in thousands)

          The Company and MillionAir Interlink moved to dismiss the complaints for lack of jurisdiction because Flightways, rather than the Company or MillionAir, was the entity that operated the Farmingdale FBO and that employed the person who refueled the plane in question. The court denied the motion, permitting discovery to go forward on the jurisdictional issues, and with leave for the defendants to refile the motion if discovery warranted doing so. Flightways was added as a defendant. USAIG, the insurer of Flightways under the primary insurance policy, has assumed the defense on behalf of the three defendants, has denied any liability and is vigorously contesting the claims made. Discovery is proceeding. The Company believes that the risk of a judgment by the court against it for an amount of damages approaching the amounts claimed by the plaintiffs is unlikely. In addition, liability insurance for an amount of up to $50 million is available in the event Flightways is found liable and liability insurance for an amount of up to $1 million to each of the Company and MillionAir Interlink in the event either or both companies are found liable. The sale and purchase agreement with EAS provides for an indemnity of $20 million, which would be available in the event of a judgment against any of the defendants. However, there is no assurance the Company’s selling shareholders will have sufficient resources to meet their indemnity obligation in the event the Company seeks to claim an amount pursuant to this indemnification provision. The Company believes it is unlikely that a judgment for damages against it will be in excess of the indemnity or the insurance coverage available, or both.

          On August 18, 2004, North America Capital entered into a membership interest purchase agreement to acquire all of the membership interests in General Aviation Holdings, LLC (“GAH”), which, through its subsidiaries, operates two FBOs in California. The purchase price for GAH is $48.5 million with no assumption of debt, and subject to working capital adjustments. Including transaction costs and the funding of debt service reserves, it is anticipated that the total funding requirement for the transaction will be $53.4 million. Macquarie Infrastructure Company LLC intends to provide up to $26 million of the funding required by North America Capital to consummate the acquisition in the form of an equity contribution. North America Capital intends to expand its current credit facility by up to $32 million to provide the balance of the funding required. If North America Capital is unable to expand its credit facility, the Company intends to acquire GAH and utilize a bridge loan of up to $27.4 million provided by the Macquarie Group, a related party. The transaction is expected to close in December 2004.

          The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the Company’s business, financial condition, or results of operations.

9.	Related-Party Transactions

          During fiscal year 2000, EAS issued 699,500 warrants to a shareholder. The warrants had an exercise price of $3.62 per share and were exercisable upon the earlier of August 31, 2010 or the sale of EAS. These warrants were purchased and subsequently cancelled by the Company for $1.56 million upon the acquisition of EAS by the Company.

          On December 21, 2000, EAS issued 1,104,354 warrants to a shareholder (the “Warrant Holder”) in conjunction with the issuance of subordinated debt. The warrants had an exercise price of $0.01 per share and were exercisable at any time through December 21, 2010, with put and call provisions at the then fair values, as defined, of the warrants beginning in the first quarter of 2006 and 2007, respectively. As of December 31, 2003, the fair value of these warrants was approximately $2.24 million, and has been included in other long-term liabilities in the accompanying consolidated condensed balance sheet as of December 31, 2003. The warrants were reflected at fair value and subsequent changes in fair value were

NORTH AMERICA CAPITAL HOLDING COMPANY
(successor to Executive Air Support, Inc.)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

($ in thousands)

reflected in the Company’s operating results. EAS recorded an increase in the fair value of the warrants of approximately $5.2 million in other expense on the accompanying consolidated statement of operations for the period from January 1, 2004 to July 29, 2004. The warrants were purchased and cancelled by the Company for $7.35 million upon the acquisition of EAS by the Company.

          On June 7, 2004, the Company’s parent, Macquarie Investment Holdings, Inc., entered into a Stock Purchase Agreement with Macquarie Infrastructure Company, Inc. to sell the outstanding shares of the Company for a purchase price of approximately $119.8 million. The Stock Purchase Agreement was amended and restated on August 18, 2004.

10.	Redeemable Convertible Preferred Stock

          The EAS preferred stock of $64,099 is redeemable at any time after March 15, 2005, at the option of the preferred stockholders. Each share of preferred stock automatically converts into shares of common stock at a defined conversion price plus cash of $1.81 per share upon the public sale of EAS common stock or upon the sale of the Company’s common stock or assets in excess of a certain value, as defined. Dividends related to the preferred stock are cumulative and accrue at 8% per year. Dividends in arrears were approximately $17.5 million at December 31, 2003 and were paid out on acquisition of EAS by the Company. The preferred stock is convertible into shares of EAS common stock determined by dividing the conversion price, as defined, by $3.62 per share. The Company acquired the preferred stock of EAS from the holders at its conversion price of $64,099 upon its acquisition of EAS on July 29, 2004. Since the preferred stock is now held by the Company, it has been eliminated in the consolidated financial statements from the date of acquisition.

          At September 30, 2004, the Company has issued preferred stock that is designated as Series A Preferred Stock at an aggregate amount of $918. Such preferred stock has a liquidation preference equal to the Series A Preferred Stock issue price, which is determined by the board of directors, plus accrued and unpaid dividends at a rate of 1.5% per year (the “Series A Liquidation Value”). The Series A Preferred Stock is automatically redeemable at the Series A Liquidation Value in certain circumstances that qualify as a change in control. The holder of the Series A Preferred Stock of the Company is entitled to elect one director, providing the holder of the preferred stock with an effective 33.3% voting interest for a board composition of three directors.

11.	Comprehensive Income (Loss)

          Total comprehensive (loss) income was approximately $(353), $(2,934), and $4,499 for the periods July 30 through September 30, 2004, January 1, 2004 through July 29, 2004 and for the nine months ended September 30, 2003, respectively.

12.	Income Taxes

          The effective tax rate for the period January 1, 2004 through July 29, 2004 and for the period July 30, 2004 through September 30, 2004 was a provision of 203.9% and a benefit of 33.3%, respectively. The effective tax rate for the nine months ended September 30, 2003 was 40.8%. For the period ended July 29, 2004, the change in tax rate from the prior year was primarily due to the non-deductibility of a non-recurring charge associated with the fair value of certain of the Company’s common stock warrants. For the period July 30, 2004 through September 30, 2004, the effective tax rate differs from the prior year rate for the nine months ended September 30, 2003 primarily due to changes in estimates as a result of filing the federal and state income tax returns. For the nine-month period ended September 30, 2003, income tax expense differed from the federal statutory tax rate primarily as a result of state income taxes.

NORTH AMERICA CAPITAL HOLDING COMPANY
(successor to Executive Air Support, Inc.)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

($ in thousands)

13.	Sale of Flight Services

          During 2002, the Company committed to a plan to sell its Flight Services division. On February 28, 2003, the Company entered into an agreement to sell the division. Based on estimated net proceeds of $1 million, the Company recorded a loss during December 2002 on disposal of approximately $11.5 million, which included an impairment of goodwill and intangible assets of approximately $11.2 million. During the period January 1, 2004 through July 29, 2004, the Company received a tax refund associated with the sale of this division. There were no significant operating results of this discontinued business in any of the periods presented.

14.	Subsequent Events

          On October 21, 2004, the Company refinanced its Bridge Facility by borrowing $130 million under a new credit facility (“Term Facility”) maturing on October 21, 2011. A syndicate of three banks, including Macquarie Bank Limited (a related party), granted the Term Facility. The Term Facility is secured by all the assets of the Company and its subsidiaries. In addition to the $130 million drawn on October 21, 2004, the Term Facility includes a $3 million revolving credit facility, which matures on October 16, 2006. Under the terms of the Term Facility, 100% of available cash flows of the Company and its subsidiaries must be applied to the repayment of the Term Facility during the last two years of the Term Facility.

          The Company entered into two interest rate swap transactions on October 21, 2004 on a portion of the Term Facility. The swap transactions resulted in exchanging a floating rate debt instrument for fixed rate derivative instruments with rates of 3.35% from October 21, 2004 to September 28, 2007 and 4.57% from September 28, 2007 to October 21, 2009. The agreements involve the receipt of floating rate amounts in exchange for fixed rate interest without an exchange of the underlying principal amount.

          In addition, on October 21, 2004, the Company issued new common stock and preference stock to its existing common and preference stockholders. The Company issued 46,000 shares of common stock for $200 per share and 528 preference shares for $200 per share, raising an aggregate of $9.3 million in capital.

GENERAL AVIATION HOLDINGS, LLC

CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2003 and the period from August 15, 2002
(commencement of operations) to December 31, 2002

REPORT OF INDEPENDENT AUDITORS

The Management Committee

General Aviation Holdings, LLC

          We have audited the accompanying consolidated balance sheets of General Aviation Holdings, LLC (formerly FBOCO Holdings, LLC)(the “Company”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, member’s redeemable interest and members’ equity, and cash flows for the year ended December 31, 2003 and the period from August 15, 2002 (commencement of operations) to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Aviation Holdings, LLC at December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for the year ended December 31, 2003 and the period from August 15, 2002 (commencement of operations) to December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota

March 29, 2004

GENERAL AVIATION HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$151,178	$13,177,432
Accounts receivable	1,046,291	751,103
Inventories	180,340	191,526
Prepaid expenses and other current assets	526,844	577,129

Total current assets	1,904,653	14,697,190
Note receivable from member, including accrued interest	—	314,174
Property, equipment, and leasehold improvements, net	14,041,481	14,438,762
Real estate development costs	261,904	—
Goodwill	13,460,732	13,460,732

Total assets	$29,668,770	$42,910,858

Liabilities, Member’s Redeemable Interest and Members’ Equity
Current liabilities:
Accounts payable	$903,141	$1,161,869
Interest payable	660,000	—
Customer deposits	231,360	71,115
Accrued expenses	101,841	160,020
Due to Newport Beach FBO, LLC	—	13,173,519
Note payable to member	—	13,650,000

Total current liabilities	1,896,342	28,216,523
Notes payable to members	22,000,000	—

Total liabilities	23,896,342	28,216,523
Member’s redeemable interest	5,619,145	13,078,600
Commitments and contingencies:
Members’ equity	153,283	1,615,735

Total liabilities, member’s redeemable interest and members’ equity	$29,668,770	$42,910,858

See accompanying notes.

GENERAL AVIATION HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

		Period from
		August 15,
	Year Ended	2002 to
	December 31,	December 31,
	2003	2002

Revenue:
Fuel revenue	$16,381,778	$2,318,034
Service revenue	4,541,136	758,702

Total revenue	20,922,914	3,076,736
Cost of revenue:
Cost of revenue — fuel	8,364,954	1,170,922
Cost of revenue — service	1,127,392	141,208

Total cost of revenue	9,492,346	1,312,130

Gross profit	11,430,568	1,764,606
Operating expenses:
Selling, general and administrative expenses	6,860,176	1,436,727
Management and consulting fees	1,623,642	—
Depreciation	871,718	162,463
Write-off of note receivable from member	307,500	—

Total operating expenses	9,663,036	1,599,190

Operating profit	1,767,532	165,416
Interest expense	2,321,250	254,082

Net loss	$(553,718)	$(88,666)

See accompanying notes.

GENERAL AVIATION HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF MEMBER’S REDEEMABLE INTEREST

AND MEMBERS’ EQUITY

		Receivable			Receivables
		from Member			from
		for Contribution	Total		Members for
	Member’s	to Member’s	Member’s		Contributions	Total
	Redeemable	Redeemable	Redeemable	Members’	to Members’	Members’
	Interest	Interest	Interest	Equity	Equity	Equity

Balance at August 15, 2002	$—	$—	$—	$—	$—	$—
Members’ contributions	13,907,695	(750,000)	13,157,695	1,682,984	(57,678)	1,625,306
Net loss	(79,095)	—	(79,095)	(9,571)	—	(9,571)

Balance at December 31, 2002	13,828,600	(750,000)	13,078,600	1,673,413	(57,678)	1,615,735
Distributions to members	(690,480)	—	(690,480)	(81,856)	—	(81,856)
Redemptions	—	—	—	(1,214,781)	21,153	(1,193,628)
Members’ contributions	1,161,250	—	1,161,250	—	—	—
Collections of receivables from members for contributions	—	750,000	750,000	—	36,525	36,525
Conversion of members’ equity and redeemable interest into notes payable to members	(8,140,406)	—	(8,140,406)	(209,594)	—	(209,594)
Net loss	(539,819)	—	(539,819)	(13,899)	—	(13,899)

Balance at December 31, 2003	$5,619,145	$—	$5,619,145	$153,283	$—	$153,283

See accompanying notes.

GENERAL AVIATION HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Period from
	Year Ended	August 15, 2002
	December 31,	to December 31,
	2003	2002

Operating activities
Net loss	$(553,718)	$(88,666)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	871,718	162,463
Changes in assets and liabilities, net of effects of purchase of FBO operations:
Increase in accounts receivable	(295,188)	(57,399)
(Decrease) increase in inventories	11,186	(42,111)
Decrease (increase) in prepaids and other assets	50,285	(141,146)
Decrease in note receivable from member	314,174	—
(Decrease) increase in accounts payable	(258,728)	595,174
Increase in accrued expenses	601,821	42,951
Increase in customer deposits	160,245	—
Increase in accrued interest receivable	—	(14,174)

Net cash provided by operating activities	901,795	457,092
Investing activities
Payments to Newport Beach FBO, LLC in connection with 2002 acquisition	(13,173,519)	—
Payments for real estate development costs	(261,904)	—
Purchase of property, equipment, and leasehold improvements	(474,437)	(131,350)
Purchase of Palm Springs FBO, LLC, net of cash received	—	(10,489,325)
Purchase of La Quinta FBO, Inc., net of cash received	—	(3,527,760)
Payment of costs related to Newport Beach FBO, LLC acquisition, net of cash received	—	(424,226)

Net cash used in investing activities	(13,909,860)	(14,572,661)
Financing activities
Collection of receivables from members for contributions	786,525	—
Redemptions	(1,193,628)	—
Distributions to members	(772,336)	—
Proceeds of convertible note payable to member	—	13,650,000
Capital contributed by members (redeemable and non-redeemable interests)	1,161,250	13,643,001

Net cash (used in) provided by financing activities	(18,189)	27,293,001

Net (decrease) increase in cash and cash equivalents	(13,026,254)	13,177,432
Cash and cash equivalents at beginning of period	13,177,432	—

Cash and cash equivalents at end of period	$151,178	$13,177,432

Supplemental disclosure
Cash paid for interest	$1,661,250	$254,082

Schedule of non-cash investing activities
Write-off of note receivable and accrued interest from member	$307,500	$—

Amounts payable in connection with acquisition of Newport Beach FBO, LLC	$—	$13,384,042

Schedule of non-cash financing activities
Conversion of member’s redeemable interest and members’ equity into notes payable to members	$8,350,000	$—
Retirement of note receivable in connection with unit redemption	21,153	—
Membership interests issued in connection with acquisition of Newport Beach FBO, LLC	—	1,140,000
Notes receivable issued for purchase of members’ units	—	807,678

	$8,371,153	$1,947,678

See accompanying notes.

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Business Operations

          General Aviation Holdings, LLC (formerly FBOCO Holdings, LLC) (the “Company”), a Delaware limited liability company, commenced operations on August 15, 2002 for the purpose of acquiring and operating Fixed Base Operations (“FBO”). The Company owns the following three FBOs located in Southern California: Palm Springs FBO Two, LLC (“Palm Springs”), La Quinta FBO Two, LLC (“La Quinta”), and Newport FBO Two, LLC (“Newport”). The FBOs provide services to general aviation customers, including, but not limited to, selling fuel and oil; leasing hangar, ramp, restaurant, gas station, and office space; providing flight support services; performing maintenance; providing access to terminal facilities; and arranging for ancillary services such as rental cars and hotels.

2.     Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

          In accordance with Staff Accounting Bulletin 104, Revenue Recognition, the Company recognizes fuel and service revenue when: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

          For certain commercial and contract fuel sales, Newport and Palm Springs act as agents (and not principals), receiving a set fee for the fueling of certain carriers and contract customers. In accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, revenue for these transactions is recorded net. Net revenues related to such services were $895,532 and $114,351 for the year ended December 31, 2003 and the period from August 15, 2002 (commencement of operations) to December 31, 2002, respectively.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

          The Company considers the need for an allowance for doubtful accounts based upon prior experience and management’s assessment of the collectibility of specific accounts. Management’s assessment includes such factors as the credit risk of specific customers, payment history and industry and economic conditions. The Company had no allowance for doubtful accounts as of December 31, 2003 and 2002. The Company had write-offs of $18,858 and $0 during the year ended December 31, 2003 and the period from August 15, 2002 (commencement of operations) to December 31, 2002, respectively.

Cash Equivalents

          The Company’s cash equivalents consist of an investment in a money market account.

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentration of Risk

          The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company routinely evaluates the creditworthiness of the institutions with which it invests.

Inventories

          The Company accounts for jet fuel and oil inventories at the lower of first-in, first-out cost or market.

Property, Equipment, and Leasehold Improvements

          The Company has invested in property, equipment, and leasehold improvements which consist of buildings, equipment, furniture and fixtures, and fuel farms. Depreciation is provided for using the straight-line method over the lesser of the estimated useful lives of the assets or the remaining lease term for the real property subject to a lease, ranging as indicated in the table below. For assets acquired in connection with the acquisition of the three FBOs (see Note 3), cost is the fair value at the acquisition date, as determined by appraisal of the assets acquired.

Category	Years

Furniture and fixtures	3-7
Equipment	5-10
Trucks	5
Computers	3
Leasehold improvements (fuel farms and ramps)	15
Leasehold improvements (buildings and other)	39

          Maintenance and routine repairs are charged to expense as incurred.

Advertising Costs

          Advertising costs, included in selling, general and administrative expenses, are expensed as incurred and were $92,039 and $14,316 for the years ended December 31, 2003 and 2002, respectively.

Real Estate Development Costs

          During the year ended December 31, 2003, the Company incurred certain real estate development costs at La Quinta related to the construction of hangers which will be held for sale. As of December 31, 2003, the Company has received customer deposits of $159,500 related to pending sale transactions. At the time construction is completed and a certificate of occupancy for each hanger is issued, the sale will be recorded and a related gain or loss will be recognized.

Goodwill

          Goodwill represents the amount of cost over fair value that was paid when the Company acquired the FBOs. In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill and other intangible assets with indefinite lives are not amortized and are required to be reviewed for impairment at least annually. An impairment charge is recognized only when the calculated fair value of a reporting unit, including goodwill, is less than its carrying amount. The Company performed an analysis as of December 31, 2003, and the results of the analysis indicated no goodwill impairment existed. There were no changes in the carrying amount of

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

goodwill during the year ended December 31, 2003 and the period from August 15, 2002 (commencement of operations) to December 31, 2002.

Income Taxes

          The Company’s form of organization (limited liability company) is treated as a partnership for income tax purposes, which results in the Company’s income or loss being included in the individual members’ taxable income. Accordingly, the accompanying consolidated financial statements do not reflect a provision or liability for income taxes.

Fair Value of Financial Instruments

          The carrying amount reported for notes payable to members approximates the fair value because the underlying instruments are at rates similar to current rates offered to the Company for debt with the same remaining maturities. The carrying value of the Company’s trade and accounts receivables and accounts payable approximates fair value due to their short-term maturities.

Impairment and Disposal of Long-lived Assets

          The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has identified no such impairment losses.

Reclassifications

          Certain amounts reported in the 2002 consolidated financial statements have been reclassified to conform to the 2003 presentation.

3.     Acquisitions

          On August 15, 2002, the Company acquired the operations of two FBOs, Palm Springs FBO, LLC, a Delaware limited liability company doing business as Million Air Palm Springs, and La Quinta FBO, Inc., a Delaware corporation doing business as Million Air La Quinta. The Company also acquired the operations of Newport Beach FBO, LLC, a California limited liability company doing business as Newport Jet Center, on December 19, 2002. The assets acquired and liabilities assumed were contributed by the Company to three Delaware limited liability companies, Palm Springs FBO Two, LLC, La Quinta FBO Two, LLC, and Newport FBO Two, LLC, as their initial capitalization. The results of operations of the acquired FBOs have been included in the Company’s consolidated statement of operations from the date of each acquisition in 2002.

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following is a summary of the fair value of the assets acquired and liabilities assumed as of the dates of the acquisitions:

	Palm
	Springs	La Quinta	Newport

Current assets	$998,546	$528,637	$1,014,190
Property, equipment, and leasehold improvements	8,054,133	1,442,722	4,973,021
Goodwill and other noncurrent assets	2,246,246	2,070,547	9,443,939

Total assets acquired	11,298,925	4,041,906	15,431,150
Current liabilities assumed	(158,295)	(168,725)	(628,338)

Purchase price (including closing costs)	$11,140,630	$3,873,181	$14,802,812

          The purchase prices indicated above for Palm Springs and La Quinta were paid by the Company in cash. The purchase price (excluding closing costs) of Newport was paid on January 15, 2003 in cash of $13,384,042 and through the issuance of member units valued at $1,140,000.

4.	Property, Equipment, and Leasehold Improvements

          Property, equipment, and leasehold improvements at December 31, 2003 and 2002 consist of the following:

	2003	2002

Leasehold improvements — buildings and other	$11,894,273	$11,721,601
Leasehold improvements — fuel farms, ramps	2,634,966	2,407,833
Fueling trucks and other equipment	358,565	283,107
Furniture and fixtures	155,283	153,328
Computers	32,575	23,613
Construction in progress	0	11,743

	15,337,566	14,601,225
Less accumulated depreciation	1,034,181	162,463

Property, equipment, and leasehold improvements, net	$14,041,481	$14,438,762

5.     Related-Party Transactions

          At December 31, 2002, the Company was obligated under a convertible note payable to one of its members. The outstanding principal amount of the note, which was $13,650,000 at December 31, 2002, accrued interest at 10% per annum. Interest expense on the note for the period August 15, 2002 (commencement of operations) to December 31, 2002 was $254,082. Effective March 31, 2003, the members redeemed units of membership interests in the Company in exchange for promissory notes of $8,350,000. The outstanding principal amount of the notes ($22,000,000) and accrued and unpaid interest at a rate of 12% per annum (rate in effect since March 31, 2003) are due on December 31, 2006. Interest expense on the notes for the year ended December 31, 2003 was $2,321,250.

          During 2002 in connection with the acquisitions described in Note 3, certain amounts were due to the Company related to the issuance of member interests. As of December 31, 2002, $750,000 was due from a member, which was received during January 2003. The Company also held notes receivable, which bear interest at a rate of 8%, amounting to $57,678. These notes were retired in connection with the

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

redemption of related member interests during 2003. These amounts due from members were deducted from member’s redeemable interest in the amount of $750,000 and members’ equity in the amount of $57,678 in the accompanying balance sheet as of December 31, 2002. In addition, the Company held a 10% note receivable in the amount of $300,000 from a member. Accrued interest on these notes amounted to $14,174 at December 31, 2002.

          During 2002 the Company entered into a management agreement with FBOCO Management LLC (the “Manager”), an affiliate of FBOCO LLC, which was a member of the Company. Under the terms of the agreement, the Company paid the Manager a management fee calculated as follows: 6.0% of the first $13.25 million in operating cash flow, as defined in the agreement; 4.8% of operating cash flow between $13.25 million and $26.5 million; and 3.6% of operating cash flow greater than $26.5 million. The Company accrued management fees of $19,561 for the period from August 15, 2002 to December 31, 2002. Effective May 8, 2003, the Company terminated the management agreement with the Manager. Management fees expensed during 2003, through the date of termination, which was based on a percentage of the Company’s operating cash flows, amounted to $123,642. These fees, together with additional amounts paid to the Manager in connection with the termination and for certain consulting services to be provided through December 31, 2003, are reported in the accompanying statement of operations as management and consulting fees. In addition, the note receivable from the member was forgiven in connection with the termination.

6.     Leases

          The Company’s FBOs lease business premises from the cities or counties in which the FBOs do business under operating leases which expire on October 14, 2014 for Newport, December 14, 2031 for Palm Springs, and January 1, 2030 and January 1, 2033 with a 10-year extension option for La Quinta. Increases in rental payments are based on changes in the consumer price index as stated in the applicable lease agreements, which occur annually for Newport, biannually for La Quinta, and every five years for Palm Springs. The Company is responsible for maintaining insurance coverage and for all taxes, utilities, and related expenses.

          The Company’s FBOs, as lessees, also lease hangars, equipment, fuel trucks, and other vehicles from unrelated parties under both noncancellable and month-to-month operating leases.

          Future minimum rental payments on the noncancellable operating lease agreements are as follows:

Years ending December 31:
2004	$899,347
2005	904,588
2006	768,174
2007	767,940
2008	736,140
Thereafter	12,090,588

Minimum rental payments	$16,166,777

          Rental expense was $811,787 and $191,298, respectively, for the year ended December 31, 2003 and the period from August 15, 2002 (commencement of operations) to December 31, 2002.

7.	Rental Income

          The Company’s FBOs, as lessors, lease hangar space, office space, a restaurant, and a gas station to various tenants. All the leases have been accounted for as operating leases and have terms ranging from one year to 13 years.

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following is a schedule of future minimum rental revenues to be received under noncancellable operating leases in effect as of December 31, 2003:

Years ending December 31:
2004	$972,273
2005	638,426
2006	555,518
2007	555,517
2008	562,958
Thereafter	3,528,132

$6,812,824

          The majority of leases held by Newport contain adjustment clauses tied to the consumer price index with a minimum annual adjustment of 2%. As such, the above-noted minimum payments include the minimum adjustment.

8.	Member’s Redeemable Interest

          As provided in the Company’s Limited Liability Company Agreement (the “LLC Agreement”), the majority member has the right to sell all or part of its units to the Company. Such right is exercisable by the member any time after the third anniversary of the effective date of the LLC Agreement. The exercise price to be paid to the member is based on terms set forth in the LLC Agreement, which are based, principally, on a cash flow multiple of each of the Company’s FBO operations. The amount due to the member in the event of exercise of the option is due to the member within a year from the exercise date. In the event that such amount due cannot be raised, the Company may be required to dissolve certain of the FBO operations to raise the necessary funds.

          As required by Accounting Series Release No. 268, the majority member’s interest has been reported as Member’s Redeemable Interest in the accompanying consolidated balance sheets. The carrying value of this interest includes the majority member’s contributions and allocations of net income or loss, redemptions and distributions to the member and, if applicable, the accreted value of the member’s right to sell its units to the Company. The accreted value of the member’s right to sell its units to the Company is based on the estimated value of the member’s interest under the terms of the right to sell agreement at the time the right is first exercisable, in December 2005. At December 31, 2003 and 2002, the estimated value of the right to sell did not exceed the estimated carrying amount of the member’s interest at the exercise date.

9.	Commitments and Contingencies

          The Company’s FBOs have exclusive contracts with fuel providers for all fuel purchases through December 2003 with annual renewals. Fuel is purchased as needed by the Company’s FBOs at a set price over the Platt’s Los Angeles Pipe Jet Index. There are no minimum or maximum purchase quantity commitments related to these contracts.

          Laws and regulations relating to environmental matters may affect the operations of the Company. The Company believes that its policies and procedures with regard to environmental matters are adequate to prevent unreasonable risk of environmental damage and related financial liability. Some risk of environmental and other damage is, however, inherent in particular operations of the Company. The Company maintains insurance coverage with respect to environmental matters. As of December 31, 2003, management does not believe that environmental matters will have a significant effect on the Company’s operations.

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Subsequent Event (Unaudited)

          In August 2004, the Company entered into an agreement with a third party to sell all of its membership interests for the sum of approximately $48.5 million following the distribution of the assets and liabilities of La Quinta from the Company.

          As of December 31, 2003 and 2002, the pro forma assets and liabilities of the Company that are allocable to La Quinta consist of the following:

	2003	2002

Assets
Current assets	$325,336	$403,493
Property, equipment, and leasehold improvements	1,658,471	1,520,262
Real estate development costs	261,904	—
Goodwill	1,770,547	1,770,547

Total assets	$4,016,258	$3,694,302

Liabilities, member’s redeemable interest and members’ equity
Current liabilities	$443,832	$220,810
Notes payable to members	2,000,000	1,575,000
Member’s redeemable interest	1,532,956	1,693,553
Members’ equity	39,470	204,939

Total liabilities, member’s redeemable interest and members’ equity	$4,016,258	$3,694,302

          For the year ended December 31, 2003 and the period from August 15, 2002 (commencement of operations) to December 31, 2002, the pro forma statements of operations of the Company allocable to La Quinta consist of the following:

	2003	2002

Revenue:
Fuel revenue	$2,665,848	$701,366
Service revenue	693,457	232,393

Total revenue	3,359,305	933,759
Cost of revenue:
Cost of revenue — fuel	1,381,990	350,045
Cost of revenue — service	264,217	70,798

Total cost of revenue	1,646,207	420,843

Gross profit	1,713,098	512,916
Selling, general and administrative expenses	1,278,471	472,176
Management and consulting fees	24,229	4,307
Depreciation	92,089	28,261

Total operating expenses	1,394,789	504,744

Operating profit	318,309	8,172
Interest expense	219,375	59,063

Net income (loss)	$98,934	$(50,891)

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          For the periods ended December 31, 2003 and 2002, the pro forma statements of cash flows of the Company allocable to La Quinta consist of the following:

	2003	2002

Operating activities	$473,415	$(255,571)
Investing activities	(492,202)	(105,800)
Financing activities	—	—

Net cash flow	$(18,787)	$(361,371)

Schedule of non-cash financing activities
Conversion of member’s redeemable interest and members’ equity into notes payable to members	$425,000	$—

          Included in the cash flows from operating activities were amounts of $18,595 and ($159,223) related to intercompany accounts for the year ended December 31, 2003 and the period ended December 31, 2002, respectively.

          In order to reflect all costs of doing business incurred by La Quinta, its historical financial statements above include certain pro forma adjustments related to expenses incurred by the Company on its behalf.

          Future minimum rental payments on the La Quinta noncancellable operating lease agreements are as follows:

Years ending December 31:
2004	$226,111
2005	224,376
2006	176,004
2007	176,004
2008	176,004
Thereafter	4,161,060

Minimum rental payments	$5,139,559

GENERAL AVIATION HOLDINGS, LLC

CONSOLIDATED FINANCIAL STATEMENTS

for the nine months ended September 30, 2004 and 2003

GENERAL AVIATION HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2004	2003

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,170,028	$151,178
Accounts receivable	1,184,082	1,046,291
Inventories	183,261	180,340
Prepaid expenses and other current assets	549,111	526,844

Total current assets	3,086,482	1,904,653
Property, equipment and leasehold improvements, net	13,695,877	14,041,481
Real estate development costs	2,183,580	261,904
Goodwill	13,460,732	13,460,732

Total assets	$32,426,671	$29,668,770

LIABILITIES, MEMBER’S REDEEMABLE INTEREST AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$1,014,100	$903,141
Interest payable	1,307,424	660,000
Customer deposits	848,680	231,360
Accrued expenses	108,857	101,841

Total current liabilities	3,279,061	1,896,342
Notes payable to members	22,000,000	22,000,000
Total liabilities	25,279,061	23,896,342
Member’s redeemable interest	6,959,808	5,619,145
Members’ equity	187,802	153,283

Total liabilities, member’s redeemable interest and members’ equity	$32,426,671	$29,668,770

See accompanying notes.

GENERAL AVIATION HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	September 30,

	2004	2003

	(Unaudited)
Revenue:
Fuel revenue	$14,223,748	$12,366,716
Service revenue	3,805,952	2,895,728

Total revenue	18,029,700	15,262,444
Cost of revenue:
Cost of revenue — fuel	7,871,085	6,314,867
Cost of revenue — service	851,324	511,984

Total cost of revenue	8,722,409	6,826,851

Gross profit	9,307,291	8,435,593
Selling, general and administrative expenses	5,383,481	4,848,008
Management and consulting fees	—	1,623,642
Depreciation	696,188	646,658
Write-off of note receivable from member	—	307,500

Total operating expenses	6,079,669	7,425,808

Operating profit	3,227,622	1,009,785
Interest expense	1,852,440	1,661,732

Net income (loss)	$1,375,182	$(651,947)

See accompanying notes.

GENERAL AVIATION HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	September 30,

	2004	2003

	(Unaudited)
Operating activities
Net income (loss)	$1,375,182	$(651,947)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	696,188	646,658
Changes in assets and liabilities:
Accounts receivable	(137,791)	161,888
Inventories	(2,921)	51,007
Prepaid expenses and other current assets	(22,267)	(16,488)
Note receivable from member	—	314,174
Accounts payable	110,959	(468,058)
Interest payable	647,424	1,320,000
Accrued expenses	7,016	(90,880)
Customer deposits	617,320	(120)

Net cash provided by operating activities	3,291,110	1,266,234

Investing activities
Payments to Newport Beach FBO, LLC in connection with 2002 acquisition	—	(13,173,519)
Payments for real estate development costs	(1,921,676)	—
Purchase of property, equipment, and leasehold improvements	(350,584)	(467,184)

Net cash in investing activities	(2,272,260)	(13,640,703)

Financing activities
Collection of receivables from members for contributions	—	786,525
Redemptions	—	(1,193,628)
Distributions to members	—	(772,337)
Capital contributed by member (redeemable interest)	—	1,161,250

Net cash provided by financing activities	—	(18,190)

Net increase (decrease) in cash and cash equivalents	1,018,850	(12,392,659)
Cash and cash equivalents at beginning of period	151,178	13,177,432

Cash and cash equivalents at end of period	$1,170,028	$784,773

Supplemental disclosure
Cash paid for interest	$1,332,615	$341,732

Schedule of non-cash investing activities
Write-off of note receivable and accrued interest from member	$—	$307,500

Schedule of non-cash financing activities
Conversion of member’s redeemable interest and members’ equity into notes payable to members	$—	$8,350,000

See accompanying notes.

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Business Operations

          General Aviation Holdings, LLC (formerly FBOCO Holdings, LLC) (the Company), a Delaware limited liability company, commenced operations on August 15, 2002 for the purpose of acquiring and operating Fixed Base Operations (“FBO”). The Company owns the following three FBOs located in Southern California: Palm Springs FBO Two, LLC (“Palm Springs”), La Quinta FBO Two, LLC (“La Quinta”), and Newport FBO Two, LLC (“Newport”). The FBOs provide services to general aviation customers, including, but not limited to, selling fuel and oil; leasing hangar, ramp, restaurant, gas station, and office space; providing flight support services; performing maintenance; providing access to terminal facilities; and arranging for ancillary services such as rental cars and hotels.

2.     Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

          The consolidated interim financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission and, in the opinion of management, include all adjustments which, except as described elsewhere herein, are of a normal recurring nature, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. These statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     Use of Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

     Allowance for Doubtful Accounts

          The Company considers the need for an allowance for doubtful accounts based upon prior experience and management’s assessment of the collectibility of specific accounts. Management’s assessment includes such factors as the credit risk of specific customers, payment history and industry and economic conditions. The Company had no allowance for doubtful accounts as of September 30, 2004 and 2003. The Company had write-offs of $10,352 and $3,188 during the nine months ended September 30, 2004 and 2003, respectively.

Cash Equivalents

          The Company’s cash equivalents consist of an investment in a money market account.

Concentration of Risk

          The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company routinely evaluates the creditworthiness of the institutions with which it invests.

Inventories

          The Company accounts for jet fuel and oil inventories at the lower of first-in, first-out cost or market.

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property, Equipment, and Leasehold Improvements

          Property, equipment, and leasehold improvements consist of buildings, equipment, furniture and fixtures, and fuel farms. Depreciation is provided using the straight-line method over the lesser of the estimated useful lives of the assets or the remaining lease term for the real property subject to a lease, ranging as follows:

Category	Years

Furniture and fixtures	3-7
Equipment	5-10
Trucks	5
Computers	3
Leasehold improvements (fuel farms and ramps)	15
Leasehold improvements (buildings and other)	39

          Maintenance and routine repairs are charged to expense as incurred.

Income Taxes

          The Company’s form of organization (limited liability company) is treated as a partnership for income tax purposes, which results in the Company’s income or loss being included in the individual members’ taxable income. Accordingly, the accompanying consolidated financial statements do not reflect a provision or liability for income taxes.

Revenue Recognition

          In accordance with Staff Accounting Bulletin 104, Revenue Recognition, the Company recognizes fuel and service revenue when: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

          For certain commercial and contract fuel sales, Newport and Palm Springs act as agents (and not principals), receiving a set fee for the fueling of certain carriers. In accordance with EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, revenue for these transactions is recorded net. Net revenues related to such services were $1,078,216 and $592,230 for the nine months ended September 30, 2004 and 2003, respectively. These amounts were included in service revenue in the consolidated statements of operations.

Advertising Costs

          Advertising costs, included in selling, general and administrative expenses, are expensed as incurred and were $46,660 and $71,139 for the nine months ended September 30, 2004 and 2003, respectively.

Real Estate Development Costs

          During the nine months ended September 30, 2004, the Company incurred certain real estate development costs at La Quinta related to the construction of hangars which will be held for sale. As of September 30, 2004, the Company has received customer deposits of $778,620 related to pending sale transactions. At the time construction is completed for each hangar and a certificate of occupancy is issued the sale will be recorded and a related gain or loss will be recognized. During the nine-month period ended September 30, 2004, interest related to these costs of $127,599 has been capitalized.

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill

          Goodwill represents the amount of cost over fair value that was paid when the Company acquired the FBOs. In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill and other intangible assets with indefinite lives are not amortized and are required to be reviewed for impairment at least annually. An impairment charge is recognized only when the calculated fair value of a reporting unit, including goodwill, is less than its carrying amount. The Company performed an analysis as of December 31, 2003 (its fiscal year end), and the results of the analysis indicated no goodwill impairment existed. There were no changes in the carrying amount of goodwill during the nine-month periods ended September 30, 2004 and 2003.

Fair Value of Financial Instruments

          The carrying amount reported for notes payable to members approximates the fair value because the underlying instruments are at rates similar to current rates offered to the Company for debt with the same remaining maturities. The carrying value of the Company’s trade and accounts receivable and accounts payable approximates fair value due to their short-term maturities.

Impairment and Disposal of Long-lived Assets

          The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has identified no such impairment losses during the nine-month periods ended September 30, 2004 and 2003.

Reclassifications

          Certain amounts reported in the 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation.

3.	Property, Equipment, and Leasehold Improvements

          Property, equipment, and leasehold improvements at September 30, 2004 and December 31, 2003 consist of the following:

	September 30,	December 30,
	2004	2003

Leasehold improvements — buildings and other	$12,080,629	$11,894,273
Leasehold improvements — fuel farms, ramps	2,644,127	2,634,966
Fueling trucks and other equipment	566,186	358,565
Furniture and fixtures	154,074	155,283
Computers	41,229	32,575

	15,426,245	15,337,566
Less accumulated depreciation and amortization	(1,730,368)	(1,034,181)

Property, equipment, and leasehold improvements, net	$13,695,877	$14,041,481

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Related-Party Transactions

          Effective March 31, 2003, the Company redeemed units of membership interests in the Company in exchange for promissory notes of $8,350,000. The outstanding principal amount of the notes and all accrued and unpaid interest at a rate of 12% per annum are due on December 31, 2006. At June 30, 2004 and December 31, 2003, the outstanding principal balance was $22,000,000, which consists of a previously issued promissory note to a member of $13,650,000 and $8,350,000 of promissory notes issued in 2003.

          Effective May 8, 2003, the Company terminated its management agreement with FBOCO Management LLC (“the Manager”), affiliate of FBOCO LLC, which was a former member of the Company. Management fees, through the date of termination, which were based on a percentage of the Company’s operating cash flows, amounted to $123,642. These fees together with a non-recurring additional amount paid to the Manager in connection with the termination are reported in the accompanying statement of operations for the nine-month period ending September 30, 2003, as management and consulting fees. In addition, a note receivable from the member was forgiven in connection with the termination in the same nine-month period.

5.	Leases

          The Company’s FBOs, as lessees, lease business premises from the cities or counties in which the FBOs do business under operating leases which expire on October 14, 2014 for Newport, January 1, 2030 and 2033 with a ten-year extension option for La Quinta, and December 14, 2031 for Palm Springs. Increases in rental payments are based on changes in the consumer price index as stated in the applicable lease agreements, which occur annually for Newport, biannually for La Quinta, and every five years for Palm Springs. The Company is responsible for maintaining insurance coverage and for all taxes, utilities, and related expenses.

          The Company’s FBOs also lease hangars, equipment, fuel trucks, and other vehicles from unrelated parties under both noncancellable and month-to-month operating leases.

          Rental expense was $537,020 and $459,395 for the nine months ended September 30, 2004 and 2003, respectively.

6.     Rental Income

          The Company’s FBOs, as lessors, lease hangar space, office space, a restaurant, and a gas station to various tenants. All the leases have been accounted for as operating leases and have terms ranging from 1 year to 13 years. Rental income from these leases is included in service revenue in the unaudited consolidated statements of operations.

7.     Member’s Redeemable Interest

          As provided in the Company’s Limited Liability Company Agreement (the LLC Agreement), the majority member has the right to sell all or part of its units to the Company. Such right is exercisable by the member any time after the third anniversary of the effective date of the LLC Agreement. The exercise price to be paid to the member is based on terms set forth in the LLC Agreement, which are based, principally, on a cash flow multiple of each of the Company’s FBO operations. The amount due to the member in the event of exercise of the option is due to the member within a year from the exercise date. In the event that such amount due cannot be raised, the Company may be required to dissolve certain of the FBO operations to raise the necessary funds.

          As required by Accounting Series Release No. 268, the majority member’s interest has been reported as Member’s Redeemable Interest in the accompanying consolidated balance sheets. The carrying

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value of this interest includes the majority member’s contributions and allocations of net income or loss, redemptions and distributions to the member and, if applicable, the accreted value of the member’s right to sell its units to the Company. The accreted value of the member’s right to sell its units to the Company is based on the estimated value of the member’s interest under the terms of the right to sell agreement at the time the right is first exercisable, in December 2005. At June 30, 2004, and December 31, 2003, the estimated value of the right to sell did not exceed the estimated carrying amount of the member’s interest at the exercise date.

8.     Commitments and Contingencies

          The Company’s FBOs have exclusive contracts with fuel providers for all fuel purchases through December 2003 with annual renewals. Fuel is purchased as needed by the Company’s FBOs at a set price over the Platt’s Los Angeles Pipe Jet Index. There are no minimum or maximum purchase quantity commitments related to these contracts.

          Laws and regulations relating to environmental matters may affect the operations of the Company. The Company believes that its policies and procedures with regard to environmental matters are adequate to prevent unreasonable risk of environmental damage and related financial liability. Some risk of environmental and other damage is, however, inherent in particular operations of the Company. The Company maintains insurance coverage with respect to environmental matters. As of September 30, 2004, management does not believe that environmental matters will have a significant effect on the Company’s operations.

9.     Membership Interest Sale Agreement

          In August 2004, the Company entered into an agreement with a third party to sell all of its membership interests for approximately $48.5 million in cash following the distribution of the assets and liabilities of La Quinta from the Company. The transaction is expected to close in late 2004.

          At September 30, 2004, the pro forma assets and liabilities of the Company that are allocable to La Quinta consist of the following:

Assets
Current assets	$182,741
Property, equipment, and leasehold improvements	1,703,710
Real estate development costs	2,182,316
Goodwill	1,770,547

Total assets	$5,839,314

Liabilities, Member’s Redeemable Interest and Members’ Equity
Current liabilities	$2,060,974
Notes payable to members	2,000,000
Member’s redeemable interest	1,733,702
Members’ equity	44,638

Total liabilities, member’s redeemable interest and members’ equity	$5,839,314

GENERAL AVIATION HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          For the nine months ended September 30, 2004 and 2003, the pro forma statement of operations of the Company allocable to La Quinta consists of the following:

	September 30,

	2004	2003

Revenue:
Fuel revenue	$2,227,347	$2,093,786
Service revenue	321,728	479,844

Total revenue	2,549,075	2,573,580
Cost of revenue:
Cost of revenue — fuel	1,224,143	1,069,093
Cost of revenue — service	113,286	167,268

Total cost of revenue	1,357,429	1,236,361

Gross profit	1,191,646	1,337,219

Selling, general and administrative expenses	842,810	896,792
Management and consulting fees	—	24,229
Depreciation	90,520	65,934
Operating profit	258,316	350,264
Interest expense	(52,401)	(159,375)

Net income (loss)	$205,915	$190,889

          For the nine months ended September 30, 2004 and 2003, the unaudited pro forma cash flows of the Company that are allocable to La Quinta consist of the following:

	September 30,

	2004	2003

Operating activities	$2,078,252	$261,681
Investing activities	(2,056,171)	(263,240)

Net increase (decrease) in cash and cash equivalents	$22,081	$(1,559)

          Included in the cash flows from operating activities were amounts of $1,148,109 and $(84,184) related to intercompany accounts for the nine months ended September 30, 2004 and 2003, respectively.

          In order to reflect all costs of doing business incurred by La Quinta, its historical financial statements above include certain pro forma adjustments related to expenses incurred by the Company on its behalf.

NEWPORT BEACH FBO, LLC

FINANCIAL STATEMENTS

for the periods from January 1, 2002 to December 18, 2002

and April 1, 2001 (inception) to December 31, 2001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Newport Beach FBO, LLC:

          We have audited the accompanying balance sheets of Newport Beach FBO, LLC as of December 18, 2002 and December 31, 2001, and the related statements of income, members’ equity, and cash flows for the periods January 1, 2002 through December 18, 2002 and April 1, 2001 (inception) through December 31, 2001. These financial statements are the responsibility of the LLC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Beach FBO, LLC as of December 18, 2002 and December 31, 2001, and the results of its operations and its cash flows for the period January 1, 2002 through December 18, 2002 and April 1, 2001 (inception) through December 31, 2001 in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the financial statements, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. Also, as discussed in Notes 2 and 9, the Company sold substantially all of its assets and related operations in December 2002.

/s/ Lesley, Thomas, Schwarz & Postma, Inc.

A Professional Accountancy Corporation

Newport Beach, California

August 4, 2004

NEWPORT BEACH FBO, LLC

BALANCE SHEETS

	December 18,	December 31,
	2002	2001

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,174,554	$726,903
Accounts receivable, net of allowance for doubtful accounts of $114,601 and $0	425,068	518,395
Inventories	42,744	59,086
Prepaid expenses	99,416	94,933
Other current assets	30,544	7,442

Total current assets	2,772,326	1,406,759

PROPERTY AND EQUIPMENT, NET	1,953,432	2,126,948

OTHER ASSETS
Goodwill	1,606,766	1,606,766
Lease rights, net	2,334,466	2,528,302
Non-compete agreement, net	129,167	200,000
Other	—	642

Total other assets	4,070,399	4,335,710

Total assets	$8,796,157	$7,869,417

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$278,323	$166,036
Accrued sales tax	56,340	7,118
Accrued franchise and excise tax	29,722	14,175
Accrued payroll and other payroll liabilities	41,343	26,993
Accrued liabilities and other	—	6,800
Current portion of obligations under capital leases	9,144	8,528

Total current liabilities	414,872	229,650

LONG-TERM LIABILITIES
Obligations under capital leases, net of current portion	2,388	11,602
Security deposits	70,996	68,941

Total long-term liabilities	73,384	80,543

Total liabilities	488,256	310,193

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY	8,307,901	7,559,224

Total liabilities and members’ equity	$8,796,157	$7,869,417

See the accompanying notes to these financial statements.

NEWPORT BEACH FBO, LLC

STATEMENTS OF INCOME

		Period
	Period	April 1, 2001
	January 1, 2002	(inception)
	Through	Through
	December 18,	December 31,
	2002	2001

REVENUE
Fuel revenue	$9,019,034	$6,344,264
Non-fuel revenue	1,600,883	1,161,384

Total revenue	10,619,917	7,505,648

COST OF REVENUE
Cost of revenue — fuel	4,010,208	2,973,111
Cost of revenue — non-fuel	262,686	174,337

Total cost of revenue	4,272,894	3,147,448

Gross Profit	6,347,023	4,358,200
Selling, general and administrative expense	3,309,860	2,822,502
Depreciation	187,185	140,457
Amortization	254,669	242,201

Operating profit	2,595,309	1,153,040
Other income (expense)
Interest income	15,104	13,780
Interest expense	(1,649)	(5,451)

INCOME FROM OPERATIONS BEFORE INCOME TAX PROVISION	2,608,764	1,161,369
Provision for income taxes	14,963	12,770

NET INCOME	$2,593,801	$1,148,599

See the accompanying notes to these financial statements.

NEWPORT BEACH FBO, LLC

STATEMENT OF MEMBERS’ EQUITY

Period April 1, 2001 (Inception) Through December 18, 2002

BALANCE, April 1, 2001 (inception)	$—
Members’ contributions	7,650,001
Members’ distributions	(1,239,376)
Net income	1,148,599

BALANCE, December 31, 2001	7,559,224
Members’ distributions	(1,845,124)
Net income	2,593,801

BALANCE, December 18, 2002	$8,307,901

See the accompanying notes to these financial statements.

NEWPORT BEACH FBO, LLC

STATEMENTS OF CASH FLOWS

		Period
	Period	April 1, 2001
	January 1, 2002	(inception)
	Through	Through
	December 18,	December 31,
	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,593,801	$1,148,599
Adjustments to reconcile net income to net cash provided by operating activities
Net loss on disposition of fixed assets	14,144	—
Bad debt expense	114,601	—
Depreciation and amortization	441,854	382,658
Change in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(21,274)	(6,971)
Inventories	16,342	15,306
Prepaid expenses	(4,483)	37,402
Other current assets	(23,102)	(7,442)
Other non-current assets	641	148,049
Accounts payable	112,287	(333,322)
Accrued expenses and other liabilities	72,319	(120,180)
Security deposits	2,055	942

Net cash provided by operating activities	3,319,185	1,265,041
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(17,812)	(30,763)
Cash paid for acquisition	—	(6,918,000)

Net cash used in investing activities	(17,812)	(6,948,763)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on capital lease obligations	(8,598)	—
Member contributions	—	7,650,001
Member distributions	(1,845,124)	(1,239,376)

Net cash provided by (used in) financing activities	(1,853,722)	6,410,625

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,447,651	726,903
CASH AND CASH EQUIVALENTS, beginning of period	726,903	—

CASH AND CASH EQUIVALENTS, end of period	$2,174,554	$726,903

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest	$1,649	$—

Cash paid during the period for taxes	$2,193	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Capital lease obligations in connection with property and equipment	$—	$20,130

Equipment acquired in exchange for accounts receivable payment	$4,000	$—

See the accompanying notes to these financial statements.

NEWPORT BEACH FBO, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization

          Newport Beach FBO, L.L.C. (the “LLC”) was formed as a limited liability company on April 1, 2001. The LLC owned and operated a fixed base flight support operation (“FBO”) for commercial and private aircraft at a facility located at John Wayne Airport located in Orange County, California. In December 2002, the LLC sold substantially all of the assets and related operations to General Aviation Holdings, LLC. The operation of the FBO included, but was not limited to, fuel and oil sales, accommodations for transient aircraft parking, catering services, and aircraft maintenance and repairs. Additionally, the LLC sublet commercial property at the airport.

Note 2 — Summary of Significant Accounting Policies

          Revenue Recognition — In accordance with Staff Accounting Bulletin 104, Revenue Recognition, the LLC recognized fuel and non-fuel revenue when: persuasive evidence of an arrangement existed, delivery had occurred or services had been rendered, the seller’s price to the buyer was fixed or determinable, and collectibility was reasonably assured.

          For certain commercial fuel sales, the LLC acts as an agent and not principal receiving a set fee for fueling of commercial carriers. In accordance with the EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, revenue for these transactions is recorded net versus gross. Net revenues were $731,784 and $621,764 for the periods ending December 18, 2002 and December 31, 2001, respectively.

          Accounting Estimates — The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affected the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Cash and Cash Equivalents — For purposes of the balance sheet and statement of cash flows, cash and cash equivalents consisted of all cash balances and highly liquid investments with an initial maturity of three (3) months or less.

          Accounts Receivable — Accounts receivable consisted primarily of amounts due from corporations and individuals and had been shown net of an allowance for doubtful accounts of $114,601 and $0 as of December 18, 2002 and December 31, 2001, respectively.

          Financial instruments that potentially subjected the LLC to concentrations of credit risk consisted primarily of trade receivables. One of the LLC’s fuel suppliers, Air Petro Corp., collected credit card payments directly from its customers. The supplier subsequently remitted payments collected to the LLC. Amounts due from Air Petro Corp. comprised approximately twenty-two percent (22%) and thirty-nine percent (39%) of the LLC’s outstanding receivables at December 18, 2002 and December 31, 2001, respectively. The LLC established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

          Inventories — Inventories were recorded at lower of cost or market, on the first-in, first-out method.

NEWPORT BEACH FBO, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

          Property and Equipment — Property and equipment in the accompanying balance sheets are stated at cost, net of accumulated depreciation and amortization. Expenditures for renewals and betterments were capitalized, and expenditures for maintenance and repairs were charged to expense as incurred. For financial reporting purposes, depreciation and amortization was computed on the straight-line method over the estimated useful lives of assets as follows:

Buildings and leasehold improvements	Over the remaining life of the lease
Computer and other equipment	5 years
Fueling trucks	5 years
Furniture and fixtures	7 years

          Income Taxes — The LLC’s provision for income taxes reflects the California franchise tax fee which is based on gross income. Federal and state income tax regulations provide that any taxes due on the taxable income of a limited liability company are the responsibility of the members.

          Goodwill and Other Intangible Assets — On January 1, 2002, the LLC adopted SFAS No. 142, Goodwill and Other Intangible Assets. This accounting standard addresses financial accounting and reporting for goodwill and other intangible assets and requires that goodwill amortization be discontinued and replaced with periodic tests of impairment based on fair value. As a result of these periodic reviews, there were no adjustments to the carrying value of intangible assets or goodwill in 2002.

          Intangible assets other than goodwill as of December 18, 2002 and December 31, 2001 are as follows:

	December 18, 2002

		Gross
		Carrying	Accumulated	Net Intangible
Amortized Intangible Assets	Useful Life	Amount	Amortization	Assets

Airport lease rights	13.25 years	$2,680,000	$345,534	$2,334,466
Non-compete agreement	2 years	200,000	70,833	129,167

Total		$2,880,000	$416,367	$2,463,633

	December 31, 2001

		Gross
		Carrying	Accumulated	Net Intangible
Amortized Intangible Assets	Useful Life	Amount	Amortization	Assets

Airport lease rights	13.25 years	$2,680,000	$151,698	$2,528,302
Non-compete agreement	2 years	200,000	—	200,000

Total		$2,880,000	$151,698	$2,728,302

          Under the provisions of a lease entered into with the County of Orange, California for real property at John Wayne Airport, the LLC was entitled to below market rents in return for construction of a building on the property. The LLC completed the construction of the building which it operated out of and, therefore, recorded an asset related to the future benefits of below market rents. The asset recorded under airport lease rights was being amortized over thirteen point two five (13.25) years which was the period of time remaining on the lease.

          The non-compete agreement relates to an individual who was formerly employed by the LLC in a managerial capacity. The agreement took effect at the end of March 2002, when the employee terminated employment with the LLC. As such, amortization expense of $70,833 was recorded in relation to the non-compete agreement for the period of January 1, 2002 through December 18, 2002.

NEWPORT BEACH FBO, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

          Amortization expense related to intangible assets totaled $254,669 and $242,201 for the periods ended December 18, 2002 and December 31, 2001, respectively. The estimated aggregate future amortization expense for intangible assets remaining as of December 31, 2002 was as follows:

Aggregate amortization expense for the years ended December 31,

2003	$302,256
2004	231,431
2005	202,260
2006	202,260
2007	202,260
Thereafter	1,323,166

$2,463,633

          Net income for 2001, exclusive of goodwill amortization of $90,503, net of tax benefit, would have been $1,239,102.

          Derivative Financial Instruments — The LLC adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, at its inception in 2001. The standard requires the LLC to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through the statement of operations. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s changes in fair value will be immediately recognized in earnings.

          New Accounting Pronouncements — In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which addresses the consolidation by business enterprises or variable interest entities. This provision had no impact on the LLC’s financial statements.

          In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 100 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This provision had no impact on the LLC’s financial statements.

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This provision had no impact on the LLC’s financial statements.

          In December 2003, FASB issued SFAS No. 132 (revised), Employers’ Disclosures About Pensions and Other Postretirement Benefits. Statement No. 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original Statement No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. This provision had no impact on the LLC’s financial statements.

          Fair Market Value of Financial Instruments — The carrying amount reported for capital lease obligations approximates fair value because the underlying instruments are at rates similar to current rates

NEWPORT BEACH FBO, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

offered to the LLC for debt with the same remaining maturities. The carrying value of the LLC’s trade receivables and accounts payable approximate fair value due to their short-term maturities.

          Reclassifications — Certain amounts reported in the 2001 audited financial statements have been reclassified to conform to the 2002 presentation.

          Impairment of Long-lived Assets — Long-lived assets, except for goodwill and indefinite-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Note 3 — Inventories

          Inventories consisted of the following:

	December 18,	December 31,
	2002	2001

Jet fuel	$13,843	$24,723
Aviation fuel	21,467	24,487
Other fuels (diesel/gasoline)	5,702	6,974
Lubricants	1,732	2,902

	$42,744	$59,086

Note 4 — Property and Equipment

          Property and equipment consisted of the following:

	December 18,	December 31,
	2002	2001

Computers and other equipment	$6,911	$4,655
Furniture and fixtures	71,635	56,079
Fueling trucks	116,512	135,192
Buildings and leasehold improvements	2,071,479	2,071,479

	2,266,537	2,267,405
Less: accumulated depreciation and amortization	(313,105)	(140,457)

	$1,953,432	$2,126,948

Note 5 — Commitments and Contingencies

          Rental Income — The LLC leased hangar and office space to various tenants. All the leases were accounted for as operating leases and have terms ranging from one (1) to thirteen (13) years. Monthly lease payments range from $500 to $13,563.

NEWPORT BEACH FBO, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

          The following is a schedule by year of future minimum rental payments to be received under non-cancellable operating leases in effect as of December 18, 2002:

Year Ending December 31,	Amount

2003	$819,944
2004	458,506
2005	353,276
2006	351,516
2007	358,546
Thereafter	2,650,200

$4,991,988

          All of the leases contain adjustment clauses tied to the consumer price index with a minimum annual adjustment of two percent (2%). As such, the above-noted minimum payments include the minimum adjustment.

          Operating Leases and Capital Leases — The LLC leased certain property and equipment under various operating and capital lease arrangements that expire over the next twelve (12) years.

          The LLC’s business premises at the John Wayne Airport were leased from the County of Orange, California. The lease expires on October 31, 2014. The monthly rent related to the facility was $18,509 and $17,422 for 2002 and 2001, respectively, plus fuel flowage fees of $.06 per gallon and lubricant fees of $.10 per pound. Lease expense associated with the facility for the periods ended December 18, 2002 and December 31, 2001 were $215,577 and $167,396, respectively.

          Most of the leases for equipment, fuel trucks, and other vehicles all had three (3) year terms. However, one of the leases was being accounted for as a capital lease because of a bargain purchase option when the lease expired. The lease was secured by the property associated with it. Lease expense associated with equipment, trucks, and other vehicles totaled $90,601 and $66,261 for the periods ended December 18, 2002 and December 31, 2001, respectively.

          Future minimum lease payments for non-cancellable leases that have initial or remaining non-cancellable terms in excess of one (1) year as of December 18, 2002 are as follows:

	Operating	Capital
Year Ending December 31,	Leases	Leases

2003	$250,817	$9,662
2004	226,853	2,416
2005	209,064	—
2006	209,064	—
2007	209,064	—
Thereafter	1,515,714	—

Total minimum payments	$2,620,576	$12,078

Amount representing interest		(546)

Obligations under capital leases		11,532
Obligation due within one year		(9,144)

Long-term obligation under capital leases		$2,388

          Environmental Matters — Laws and regulations relating to environmental matters may affect the operations of the LLC. The LLC believes that its policies and procedures with regard to environmental

NEWPORT BEACH FBO, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

matters are adequate to prevent unreasonable risk of environmental damage and related financial liability. Some risk of environmental and other damage is, however, inherent in particular operations of the LLC. The LLC maintains adequate levels of insurance coverage with respect to environmental matters. As of December 18, 2002 and December 31, 2001, management does not believe that environmental matters will have a significant effect on the LLC’s operations.

Note 6 — Pension Plans

          The LLC had a 401(k) defined contribution plan. Under the plan, each employee meeting the minimum age requirement and with at least one (1) year of service could elect to participate. Vested benefits varied in accordance with years of credited service. The LLC could make a profit-sharing contributions at the discretion of management.

          The pension expenses for the periods ended December 18, 2002 and December 31, 2001 were $14,513 and $13,079, respectively.

Note 7 — Related Party Transactions

          The LLC had engaged CapEx Management (a limited liability company) to provide consulting services for their FBO operations and strategic financial planning. Under the management agreement, CapEx was to provide guidance in accounting control and reporting, personnel review, training, strategic planning, preparation of the LLC’s annual business plan, and other services. Annual fees paid to CapEx were not to exceed $50,000. CapEx was one of the LLC’s members.

          The LLC paid consulting fees to a member of the management team in lieu of salary.

Note 8 — Acquisitions

          During the period ended December 31, 2001 the LLC acquired the assets and assumed the liabilities of MBBP and Pan Western. The aggregate purchase price was $6,918,000.

          The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition.

ASSETS ACQUIRED
Accounts receivable	$511,424
Inventories	74,392
Prepaid expenses	259,913
Property and equipment	2,216,512
Leasehold rights	2,680,000
Covenant not to compete	200,000
Goodwill	1,718,382

7,660,623
LIABILITIES ASSUMED	(742,623)

$6,918,000

Note 9 — Subsequent Event

          In December 2002 the members of the LLC entered into an agreement with General Aviation Holdings, LLC to sell their interests in the LLC’s assets. In addition, General Aviation Holdings, LLC assumed the LLC’s operating and capital lease obligations. The LLC sold its assets and related operations for $14,524,042 (consisting of $13,384,042 in cash and $1,140,000 of member equity units in the acquiring Company). As such, the included financial statements are presented on a historical cost basis.

PALM SPRINGS FBO, LLC

FINANCIAL STATEMENTS

for the period October 1, 2001 through August 14, 2002

REPORT OF INDEPENDENT AUDITORS

The Members of General Aviation Holdings, LLC

Palm Springs FBO, LLC

          We have audited the accompanying statements of operations and cash flows of Palm Springs FBO, LLC (the “Company”) for the period from October 1, 2001 to August 14, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Palm Springs FBO, LLC for the period from October 1, 2001 to August 14, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
July 23, 2004

PALM SPRING FBO, LLC

STATEMENT OF OPERATIONS

Period from
October 1, 2001 to
August 14, 2002

Revenue:
Fuel revenue	$4,305,679
Service revenue	1,278,249

Total revenue	5,583,928
Cost of revenue:
Cost of revenue — fuel	1,964,508
Cost of revenue — service	321,494

Total cost of revenue	2,286,002

Gross profit	3,297,926
Selling, general and administrative expenses	1,632,893
Depreciation	237,545
Amortization related to deferred financing costs	16,666

Total operating expenses	1,887,104

Operating profit	1,410,822
Interest income	14,472
Interest expense	(92,074)

Net income	$1,333,220

See accompanying notes.

PALM SPRINGS FBO, LLC

STATEMENT OF CASH FLOWS

Period from
October 1, 2001 to
August 14, 2002

Cash flows from operating activities
Net income	$1,333,220
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	254,211
Changes in assets and liabilities:
Accounts receivable	20,420
Due to/from related parties	(113,418)
Inventories	(47,997)
Income taxes receivable	(81,891)
Prepaid expenses and other assets	(2,059)
Accounts payable	(13,505)
Construction payable	(85,558)
Accrued expenses	(3,812)

Net cash provided by operating activities	1,259,611
Cash flows from investing activities
Capital expenditures	(117,525)

Net cash used in investing activities	(117,525)
Cash flows from financing activities
Payments on line of credit	(200,000)
Payments on long-term debt	(300,000)

Net cash used in financing activities	(500,000)

Net increase in cash	642,086
Cash, beginning of period	41,229

Cash, end of period	$683,315

Supplemental disclosure
Cash paid for interest	$92,107

See accompanying notes.

PALM SPRINGS FBO, LLC

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Business Operations

          Palm Springs FBO, LLC (the “Company”) was incorporated in Delaware on March 3, 1999 for the purpose of acquiring and operating the Fixed Base Operation (FBO) located at Palm Springs International Airport in California. The FBO provides services to general aviation customers, including, but not limited to, selling fuel, leasing hanger, ramp, restaurant, gas station and office space, providing flight support services, performing maintenance, providing access to terminal facilities, or arranging for ancillary services such as rental cars and hotels. The Company is one of two FBOs located at the airport.

          The Company’s fiscal year ends on September 30.

2.	Summary of Significant Accounting Policies

Revenue Recognition

          In accordance with Staff Accounting Bulletin 104, Revenue Recognition, the Company recognizes fuel and service revenue when: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

          For certain contract fuel sales, the Company acts as agent (and not principal) receiving a set fee for the fueling of certain carriers. In accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, revenue for these transactions is recorded on a net basis. Net revenues related to such services were $242,141 for the period from October 1, 2001 to August 14, 2002.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

          The Company records accounts receivable from major credit card companies, corporations and individuals. The Company has no significant credit risk concentration among its customer base.

          The Company considers the need for an allowance for doubtful accounts based upon prior experience and management’s assessment of the collectibility of existing specific accounts. Management’s assessment includes such factors as the credit risk of specific customers, payment history and industry and economic conditions. The Company had no allowance for doubtful accounts as of August 14, 2002 and no accounts were written-off during the period from October 1, 2001 to August 14, 2002.

          The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company routinely evaluates the creditworthiness of the institutions with which it invests.

Inventories

          The Company accounts for jet fuel and oil inventories at the lower of first-in, first-out cost or market.

PALM SPRINGS FBO, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

Property, Equipment and Leasehold Improvements

          The Company has invested in property, equipment and leasehold improvements, which consist of buildings, equipment, furniture and fixtures, and a fuel farm. Depreciation and amortization are provided using the straight-line method over the lesser of the estimated useful lives of the assets or the remaining lease term for the real property, subject to a lease, ranging as follows:

Category	Years

Furniture and fixtures	3-7
Equipment	5-10
Computers	3
Leasehold improvements — fuel farm, ramps	15
Leasehold improvements — building and other	30

          Maintenance and routine repairs are charged to expense as incurred.

Deferred Financing Costs

          Debt issuance costs are being amortized under the effective interest method over the life of the related debt agreement.

     Income Taxes

          The Company’s form of organization (limited liability company) is treated as a partnership for income tax purposes, which results in the Company’s income or loss being included in the individual members’ taxable income. Accordingly, the accompanying statement of operations does not reflect a provision for income taxes.

     Impairment of Long-lived Assets and Long-lived Assets to be Disposed of

          The Company requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company identified no such impairment losses.

3.     Leases

          The Company leases business premises from the City of Palm Springs under operating leases which expire on December 14, 2031. The Company is responsible for maintaining insurance coverage and is responsible for all taxes, utilities, and related expenses.

          The Company leases a hanger from an unrelated third party under an operating lease, on a month-to-month basis, with a monthly rental of $4,300.

          The Company also leases refueling trucks and other business equipment from unrelated parties under both noncancellable and month-to-month operating leases.

PALM SPRINGS FBO, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

          Rent expense was $311,525 for the period from October 1, 2001 to August 14, 2002.

          In connection with the acquisition of the Company, as described in Note 8, the third-party acquirer assumed all operating lease agreements as part of the acquisition.

4.	Long-Term Debt

          Throughout the period from October 1, 2001 through August 14, 2002, the Company maintained a $2,200,000 Reducing Revolving Credit Agreement with a bank. During this period outstanding borrowings under the agreement accrued interest at the bank’s base rate plus .875%. The borrowings under this revolving credit agreement have been used to purchase the assets of the business and finance the construction of an airplane hangar.

          On August 15, 2001, the terms of this agreement were amended to provide an additional revolving credit line of $200,000 that expired on April 30, 2002. Outstanding borrowings under this agreement accrued interest at the bank’s base rate plus .50%.

          In connection with the revolving credit agreement, the Company is required to comply with certain financial ratios and other covenants contained in the agreement. As of August 14, 2002 the Company was in compliance with all covenants.

          These arrangements are collateralized by all of the assets of the Company.

          In connection with the acquisition of the Company, as described in Note 8, the Company’s obligation under the borrowing arrangements were repaid.

5.	Post-Retirement Benefits

          The Company established a 401(k) program for its employees on January 1, 2000. Eligibility is achieved after reaching age 18 and completing three months of service. Participation by employees is voluntary. Discretionary employee deferrals range from 1% to 15% and the Company makes matching contributions equal to 50% of participant contributions, subject to a maximum of 6% of each participant’s compensation. Vesting of employer contributions occurs incrementally over four years. For the period from October 1, 2001 to August 14, 2002, the Company’s contributions to the plan amounted to $13,502.

6.	Related-Party Transactions

          The Company pays certain expenses such as payroll, legal, and operating expenses on behalf of an FBO located in LaQuinta California, which is under common ownership with the Company. Additionally, the Company borrows, from time-to-time, cash for operating activities as necessary from the aforementioned FBO. These amounts are recorded as due to or due from the related party.

          Management fees included in selling, general and administrative expenses were paid during the period to the managing member of the Company in the amount of $50,000 for the period October 1, 2001 to August 15, 2002, pursuant to the original investment memorandum.

          At August 14, 2002, the Company has non-recourse notes receivables of $105,250, from members, which were issued in connection with the issuance of membership units. The notes bear interest at 8%.

PALM SPRINGS FBO, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.	Commitments and Contingencies

          The Company has an exclusive contract with a fuel provider for all fuel purchased through December 2002 with annual renewals. Fuel is purchased as needed by the Company, at a set price over the Platt’s Los Angeles Pipe Jet Index. There are no minimum or maximum purchase quantity commitments related to this contract.

          Laws and regulations relating to environmental matters may affect the operations of the Company. The Company believes that its policies and procedures with regard to environmental matters are adequate to prevent unreasonable risk of environmental damage and related financial liability. Some risk of environmental and other damage is, however, inherent in particular operations of the Company. The Company maintains insurance coverage with respect to environmental matters. As of August 14, 2002, management does not believe that environmental matters will have a significant effect on the Company’s operations.

8.	Subsequent Event

          On August 15, 2002, substantially all of the assets and liabilities of the Company were acquired by a third-party in a cash transaction for a purchase price (including closing costs) of $11,140,630.

PALM SPRINGS FBO, LLC

FINANCIAL STATEMENTS

for the year ended September 30, 2001

INDEPENDENT AUDITORS’ REPORT

To the Managing Members of Palm Springs FBO, LLC

d/b/a Million Air Palm Springs

      We have audited the accompanying balance sheet of Palm Springs FBO, LLC d/b/a Million Air Palm Springs (the “Company”) as of September 30, 2001, and the related statements of operations, members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Cedar Rapids, Iowa

December 7, 2001

PALM SPRINGS FBO, LLC

d/b/a Million Air Palm Springs

BALANCE SHEET

September 30,
2001

ASSETS
CURRENT ASSETS:
Cash	$41,229
Accounts receivable	75,374
Inventory	33,135
Prepaid expenses and other assets	61,158

Total current assets	210,896

PROPERTY AND EQUIPMENT:
Buildings and hangars	5,507,851
Equipment	311,159
Furniture and fixtures	48,602
Fuel farms	818,498
Less: accumulated depreciation	(437,416)

Net property and equipment	6,248,694

OTHER ASSETS:
Deferred financing costs (net of accumulated amortization of $8,333)	16,667
Other assets	21,343

Total other assets	38,010

TOTAL	$6,497,600

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$154,685
Construction payable	85,558
Due to related parties	81,515
Accrued expenses	66,649
Line of credit	200,000
Current portion of long-term debt	300,000

Total current liabilities	888,407

LONG-TERM DEBT, LESS CURRENT PORTION	1,700,000
COMMITMENTS AND CONTINGENCIES
MEMBERS’ EQUITY	3,909,193

TOTAL	$6,497,600

See notes to financial statements.

PALM SPRINGS FBO, LLC

d/b/a Million Air Palm Springs

STATEMENT OF OPERATIONS

For the
Year Ended
September 30,
2001

REVENUE:
Fuel revenue	$5,004,032
Non-fuel revenue	1,105,615

Total revenue	6,109,647

COST OF REVENUE:
Cost of revenue — fuel	2,628,562
Cost of revenue — non-fuel	374,831

Total cost of revenue	3,003,393

GROSS PROFIT	3,106,254

OPERATING EXPENSES:
Selling, general and administrative expenses	1,720,938
Depreciation and amortization	256,986

Total operating expenses	1,977,924

OPERATING INCOME	1,128,330

OTHER (EXPENSE) INCOME:
Interest income	8,876
Interest expense	(120,592)

Total other expense	(111,716)

NET INCOME	$1,016,614

See notes to financial statements.

PALM SPRINGS FBO, LLC

d/b/a Million Air Palm Springs

STATEMENT OF MEMBERS’ EQUITY

				Members’	Total
	Membership	Membership	Retained	Note	Members’
	Units	Units	Earnings	Receivables	Equity

BALANCE, October 1, 2000	2,448,000	$2,448,000	$549,829	$(111,000)	$2,886,829
Cash received, notes receivable from members	—	—	—	5,750	5,750
Net income	—	—	1,016,614	—	1,016,614

BALANCE, SEPTEMBER 30, 2001	2,448,000	$2,448,000	$1,566,443	$(105,250)	$3,909,193

See notes to financial statements.

PALM SPRINGS FBO, LLC

d/b/a Million Air Palm Springs

STATEMENT OF CASH FLOWS

For the
Year Ended
September 30,
2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,016,614
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	256,986
Changes in assets and liabilities:
Accounts receivable	(43,742)
Due from related parties	37,307
Inventory	44,633
Prepaid expenses and other assets	(23,065)
Accounts payable	(99,239)
Construction payable	(388,901)
Due to related parties	81,515
Accrued expenses	(18,053)

Net cash flows from operating activities	864,055

CASH FLOWS FROM INVESTING ACTIVITIES — Capital expenditures	(1,527,890)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from repayment of members’ notes receivables	5,750
Proceeds from borrowings of long-term debt	736,000
Payments on long-term debt	(62,000)

Net cash flows from financing activities	679,750

NET INCREASE IN CASH	15,915
CASH AT BEGINNING OF PERIOD	25,314

CASH AT END OF PERIOD	$41,229

SUPPLEMENTAL DISCLOSURE — Cash paid for interest, net of amounts capitalized	$120,668

See notes to financial statements.

PALM SPRINGS FBO, LLC

d/b/a Million Air Palm Springs

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Business Operations

          Palm Springs FBO, LLC d/b/a Million Air Palm Springs (the “Company”) was incorporated in Delaware on March 3, 1999 for the purpose of acquiring and operating the Fixed Base Operation (“FBO”) located at the Palm Springs International Airport in California. The FBO provides services to general aviation customers, including, but not limited to: selling fuel; leasing hangar, ramp, restaurant, gas station and office space; providing flight support services; performing maintenance; providing access to terminal facilities, or arranging for ancillary services such as rental cars and hotels. The Company is one of two FBOs located at the airport.

          At September 30, 1999 Company activity consisted of the infusion of capital by members in the amount of $2,300,000 and borrowings under a Reducing Revolving Credit Agreement of $2,200,000 to finance acquisition of certain assets (see Note 6). On October 6, 1999, the Company purchased certain operating assets from Signature Flight Support Corporation (“Signature”) in an asset purchase for $4,000,000 plus $24,636 for existing fuel inventory. The acquisition was accounted for by the purchase method of accounting and the purchase price was allocated among the assets acquired based on relative fair values. Operations of the acquired business are included in the accompanying financial statements.

          On November 1, 1999, the Company entered into a franchise agreement with Million Air Interlink, Inc. (“Franchisor”). The agreement allowed the Company to use the Million Air franchise name. This agreement has been extended to December 31, 2001. Management does not intend to continue this franchise arrangement subsequent to the expiration of the extension. Monthly amounts are due to the Franchisor based on a monthly incremental fuel gallonage calculation and a special promotional fund contribution of $1,000 per month for one year.

2.	Summary of Significant Accounting Policies

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

          Trade accounts receivable are due primarily from major credit card companies. Accordingly, no allowance for doubtful accounts has been recorded by the Company at September 30, 2001.

          The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company routinely evaluates the credit worthiness of the institutions with which it invests.

Inventory

          The Company accounts for jet fuel and oil inventories at the lower of first-in, first-out cost or market.

Property and Equipment

          Property and equipment, which consisted of buildings, equipment, furniture and fixtures, and the fuel farm at year-end, are stated at cost, less accumulated depreciation, and have estimated useful lives

PALM SPRINGS FBO, LLC
d/b/a Million Air Palm Springs

NOTES TO FINANCIAL STATEMENTS — (Continued)

ranging from 2 to 30 years. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Assets acquired in connection with the purchase of the business are being depreciated over the remaining estimated useful lives of the assets. Maintenance and routine repairs of property and equipment are charged against income as incurred.

Construction in Process

          The Company completed construction of an airplane hangar in April of 2001. Costs incurred related to this project during the period ended September 30, 2001 of $704,705, have been capitalized and are included in the property and equipment balance sheet total. The Company capitalized interest costs in the amount of $60,517 pertaining to the period ended September 30, 2001.

Deferred Financing Costs

          Debt issuance costs are being amortized under the effective interest method over the life of the agreement.

Income Taxes

          The Company is organized as a Delaware limited liability company. Therefore, the results of operations of the Company are included in the income tax returns of its members. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

Revenue Recognition

          Revenue includes fuel sales, hangar rentals, terminal, restaurant, gas station and office space rentals, and concierge and catering services revenue. Revenue is recorded when persuasive evidence of an arrangement exists, the delivery has occurred or services are rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. Rental income for hangar and facilities space is billed and recorded monthly. These leasing arrangements are operating leases and are typically on a month-to-month or annual basis, with the exception of the gas station lease which expires in 2009.

          For certain transactions, the Company acts as agent (and not principal) receiving a set fee for fueling of commercial carriers. In accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, revenue for these transactions is recorded on a net basis. Net revenues related to such services were $133,347 for the year ended September 30, 2001 and are recorded as non-fuel revenue.

Post-Retirement Benefits

          The Company established a 401(k) program for its employees on January 1, 2000. Eligibility is achieved after reaching age 18 and completing three months of service. Participation by employees is voluntary. Discretionary employee deferrals range from 1 to 15% and the Company makes matching contributions equal to 50% of participant contributions, subject to a maximum of 6% of each participant’s compensation. Vesting of employer contributions occurs incrementally over four years. For the year ended September 30, 2001, the Company contributions to the plan were $9,504.

Impairment of Long-lived Assets and Long-lived Assets to be Disposed of

          The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 121, “Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of.” SFAS No. 121 requires that long-lived assets and certain

PALM SPRINGS FBO, LLC
d/b/a Million Air Palm Springs

NOTES TO FINANCIAL STATEMENTS — (Continued)

identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has identified no such impairment losses.

Membership Options

          The Company has retained the intrinsic value method of accounting for membership options issued to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company uses the fair value method for membership options issued to non-employees in accordance with SFAS No. 123, Stock Based Compensation.

Impact of Recently Issued Accounting Pronouncements

          Effective October 1, 2000 the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company does not have any derivative instruments.

3.	Notes Receivable from Members

          On January 10, 2000 the Company authorized options to purchase 184,000 membership units. During the 2000 fiscal year, 148,000 options were granted and exercised.

          In connection with the options exercised, the Company loaned $111,000 to these individuals and received cash of $37,000. These non-recourse notes accrue interest at 8% annually. Interest payments are due on the first and second anniversary of the note, with all accrued and unpaid interest and principal due on the third anniversary. In accordance with EITF No. 85-1, Classifying Notes Received for Capital Stock, the notes receivable issued in exchange for equity have been reported as a reduction of members’ equity.

4.	Leases

          The Company leases the land, parking lot, and certain buildings from the City of Palm Springs through December 14, 2031. Monthly rent in the amount of $16,683 is paid and annual increases are based on the CPI index. The Company is responsible for maintaining insurance coverage and is responsible for all taxes, utilities, and related expenses.

          The Company leases a hangar from an unrelated third party in the monthly amount of $4,300 per month.

          The Company also leases refueling trucks and other business equipment from unrelated parties under both noncancellable and month-to-month operating leases.

PALM SPRINGS FBO, LLC
d/b/a Million Air Palm Springs

NOTES TO FINANCIAL STATEMENTS — (Continued)

          Future minimum rental payments on the noncancellable operating lease agreements are as follows:

Years ending September 30:
2002	$334,128
2003	260,824
2004	254,160
2005	254,160
2006	254,160
Thereafter	3,240,540

Minimum rental payments	$4,597,972

          Rental expense was approximately $334,601 for the year ended September 30, 2001.

5.	Long-term Debt

          On September 30, 1999 the Company entered into a $2,200,000 Reducing Revolving Credit Agreement with a bank. The agreement expires on September 30, 2006. Under the terms of the agreement, minimum annual payments are required to be made. Outstanding borrowings under the agreement bear interest at the bank’s base rate plus .875% (combined rate of 6.875% at September 30, 2001) with interest payable the first of each month. The agreement requires payment of principal as necessary to comply with the scheduled reductions in total borrowings, and any outstanding principal and interest due at maturity. The borrowings under this revolving credit agreement have been used to purchase the assets of the business and finance the construction of the airplane hangar.

          On August 15, 2001, the terms of this agreement were amended to provide an additional revolving credit line of $200,000 that expired on April 30, 2002. Outstanding borrowings under the agreement bear interest at the bank’s base rate plus .50% (combined rate of 6.5% at September 30, 2001) with interest payable the first of each month.

          In connection with the revolving credit agreement, the Company is required to comply with certain financial ratios and other covenants contained in the agreement. As of September 30, 2001, the Company was in compliance with all covenants.

          These agreements are collateralized by all of the assets of the Company.

          Aggregate maturities of long-term debt outstanding for the years ended September 30 are as follows:

2002	$500,000
2003	300,000
2004	400,000
2005	400,000
2006	600,000

Total	2,200,000
Less current maturities	500,000

Long-term debt	$1,700,000

PALM SPRINGS FBO, LLC
d/b/a Million Air Palm Springs

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	Related Party Transactions

          The Company pays certain expenses such as payroll, legal, and operating expenses on behalf of an FBO located in La Quinta, California. Additionally, the Company borrows, from time to time, cash for operating activities as necessary from the aforementioned FBO. These amounts are recorded as due to related parties on the balance sheet as it is under common ownership of the Company.

          Management fees were paid during the year to the managing member of the LLC in the amount of $50,000 for the year ended September 30, 2001, pursuant to the original investment memorandum. These amounts were recorded in selling, general, and administrative expenses.

7.	Commitments and Contingencies

          The Company has an exclusive contract with a fuel provider for all fuel purchases through December 2002. Fuel is purchased as needed by the Company at a set price over the Platt’s Los Angeles Pipe Jet Index. There are no minimum or maximum purchase commitments related to this contract.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

CONSOLIDATED FINANCIAL STATEMENTS

for the periods June 28, 2002 (inception) through March 31, 2003 and
April 1, 2003 through December 31, 2003

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders

Macquarie Airports North America, Inc.:

          We have audited the accompanying consolidated balance sheets of Macquarie Airports North America, Inc. as of March 31, 2003 and December 31, 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the periods June 28, 2002 (inception) through March 31, 2003 and April 1, 2003 through December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Macquarie Airports North America, Inc. as of March 31, 2003 and December 31, 2003, and the consolidated results of its operations and its cash flows for the periods June 28, 2002 (inception) through March 31, 2003 and April 1, 2003 through December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland

May 12, 2004

MACQUARIE AIRPORTS NORTH AMERICA, INC.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	March 31,	December 31,
	2003	2003

Assets
Current assets:
Cash and cash equivalents	$4,816	$3,475
Restricted cash	265	315
Accounts receivable, less allowance for doubtful accounts of $222 at March 31, 2003 and $299 at December 31, 2003	3,978	4,376
Unbilled accounts receivable	1,124	1,709
Inventory	417	353
Prepaid expenses and other current assets	409	208

Total current assets	11,009	10,436
Property and equipment, net	16,354	16,679
Goodwill	6,049	6,270
Other intangible assets:
Contractual arrangements	21,352	21,352
Non-compete agreement	7,500	7,500

	28,852	28,852
Less: accumulated amortization	(2,208)	(6,259)

	26,644	22,593
Debt issuance costs, net of accumulated amortization of $277 at March 31, 2003 and $789 at December 31, 2003	3,258	2,804
Other assets	1,073	997

Total assets	$64,387	$59,779

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$1,387	$2,084
Accrued compensation expenses	787	666
Accrued transaction costs (See Note 2)	2,408	125
Accrued interest expense	802	343

Total current liabilities	5,384	3,218
Long-term debt	36,000	36,000
Notes payable to related parties	12,000	12,000
Fair market value of interest rate swap	682	413
Other long-term liabilities	1,027	1,151

Total liabilities	55,093	52,782
Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, $0.01 par value; 1,000 shares authorized; 30 shares issued and outstanding at March 31, 2003 and December 31, 2003	—	—
Additional paid in capital	11,293	11,293
Accumulated other comprehensive loss	(469)	(284)
Accumulated deficit	(1,530)	(4,012)

Total stockholders’ equity	9,294	6,997

Total liabilities and stockholders’ equity	$64,387	$59,779

See accompanying notes.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands)

	June 28, 2002	April 1, 2003
	(inception)	through
	through	December 31,
	March 31, 2003	2003

Revenues:
Fuel sales	$8,368	$16,270
Other FBO revenues	6,042	9,522
Management contract fees	633	1,338

	15,043	27,130
Cost of revenue (exclusive of depreciation and amortization shown separately below):
Cost of fuel sales	4,324	7,579
Cost of other FBO revenues	1,118	2,785

	5,442	10,364

Gross profit	9,601	16,766
Operating expenses:
General and administrative	6,788	11,587
Depreciation and amortization	2,578	4,764
Transitional services	1,000	—

Total operating expenses	10,366	16,351

Income (loss) from operations	(765)	415
Other income (expense):
Interest expense	(1,499)	(2,850)
Interest and other income (expense)	29	(13)

Loss before income taxes	(2,235)	(2,448)
Income tax benefit (expense)	705	(34)

Net loss	$(1,530)	$(2,482)

See accompanying notes.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

($ in thousands)

	Common Stock			Accumulated
			Additional	Other
	Number of		Paid in	Comprehensive	Accumulated
	Shares	Amount	Capital	Loss	Deficit	Total

Issuance of shares of common stock to investors upon formation	30	$—	$11,293	$—	$—	$11,293
Other comprehensive loss:
Effect of recording interest rate swap transaction at fair value, net of income tax benefit of $41	—	—	—	(91)	—	(91)
Other comprehensive loss — change in the fair value of interest rate swap, net of income tax benefit of $172	—	—	—	(378)	—	(378)
Net loss for the period June 28, 2002 (inception) through March 31, 2003	—	—	—	—	(1,530)	(1,530)

Total comprehensive loss						(1,999)

Balance at March 31, 2003	30	—	11,293	(469)	(1,530)	9,294
Other comprehensive loss:
Other comprehensive income — change in the fair value of interest rate swap, net of income tax expense of $84	—	—	—	185	—	185
Net loss for the period April 1, 2003 through December 31, 2003	—	—	—	—	(2,482)	(2,482)

Total comprehensive loss						(2,297)

Balance at December 31, 2003	30	$—	$11,293	$(284)	$(4,012)	$6,997

See accompanying notes.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	June 28, 2002
	(inception)	April 1, 2003
	through	through
	March 31,	December 31,
	2003	2003

Operating activities
Net loss	$(1,530)	$(2,482)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property and equipment	370	713
Amortization of intangible assets	2,208	4,051
Amortization of transitional services arrangement	1,000	—
Non-cash interest expense	277	512
Bad debt expense	55	80
Deferred income taxes	(738)	(84)
Changes in operating assets and liabilities:
Accounts receivable	(1,113)	(398)
Unbilled accounts receivable	(177)	(585)
Inventory	(87)	64
Prepaid expenses and other current assets	(444)	150
Accounts payable and accrued expenses	(52)	697
Other current liabilities	1,678	(725)

Net cash provided by operating activities	1,447	1,993
Investing activities
Purchase of property and equipment	(126)	(1,037)
Change in other assets	(967)	76
Acquisition of Aviation Division of American Port Services, Inc., including transaction costs	(52,021)	(1,648)

Net cash used in investing activities	(53,114)	(2,609)
Financing activities
Proceeds from issuance of senior debt	36,000	—
Proceeds from issuance of subordinated debt	12,000	—
Proceeds from issuance of shares of common stock	11,293	—
Payment of financing fees	(2,810)	(725)

Net cash provided by (used in) financing activities	56,483	(725)

Net change in cash and cash equivalents	4,816	(1,341)
Cash and cash equivalents at beginning of period	—	4,816

Cash and cash equivalents at end of period	$4,816	$3,475

Interest paid	$466	$1,898

Income taxes paid	$—	$174

See accompanying notes.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Summary of Significant Accounting Policies

Organization

          Macquarie Airports North America, Inc. (the “Company”) was incorporated on June 28, 2002 under the laws of the state of Delaware to operate and manage airports and aviation-related facilities. All of the Company’s outstanding stock is owned by Macquarie Global Infrastructure Fund A and Macquarie Global Infrastructure Fund B, investment funds managed by the Australian firm called Macquarie Bank. The Macquarie Global Infrastructure Funds principally invest in infrastructure-type companies throughout the world.

          On June 29, 2002, the Company entered into an agreement to purchase certain assets and liabilities at airports operated or managed by a division of American Port Services, Inc. (“AmPorts”), which is a wholly owned subsidiary of Associated British Ports Holdings PLC (“ABPH”). As discussed in Note 2, the effective date of this transaction was November 5, 2002, at which time the Company commenced operations at those airports formerly operated or managed by AmPorts. From June 28, 2002 to November 5, 2002, the Company devoted most of its efforts to consummating this transaction, raising capital and recruiting and training personnel.

          Currently, the Company is a fixed based operator (“FBO”) of five airports, a management company for five other airports and an operator of one heliport. All of these facilities are located in the eastern United States and principally serve the corporate and private jet market. The Company has approximately 320 employees at December 31, 2003.

          Effective with the December 31, 2003 year end, the Company changed its fiscal year end from March 31 to December 31.

Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries — Macquarie Aviation North America Inc. and Macquarie Aviation North America 2, Inc., as well as the wholly owned subsidiaries of Macquirie Aviation North America 2, Inc. — ILG Avcenter Inc. and Amports AvCenter, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates investments where it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule ownership, directly or indirectly, of over fifty percent of the outstanding voting shares is a condition for consolidation. For investments in variable interest entities, as defined by Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, the Company consolidates when it is determined to be the primary beneficiary of the variable interest entity. As of December 31, 2003, the Company was not the primary beneficiary of any variable interest entity in which it did not own a majority of the outstanding voting stock.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

          The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Cash

          The Company classifies all cash pledged as collateral on the outstanding senior debt as restricted in the consolidated balance sheets. At March 31, 2003 and December 31, 2003, the Company has recorded $918 and $927, respectively, of cash pledged as collateral within other assets in the accompanying consolidated balance sheets. Additionally, the Company has outstanding letters of credit of $2,115 at December 31, 2003 related to agreements to operate certain airport facilities. In connection with outstanding letters of credit, the Company has $265 and $315 of cash in a separate account at March 31, 2003 and December 31, 2003, respectively, which is recorded as restricted cash in the accompanying consolidated balance sheets.

Allowance for Doubtful Accounts

          The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce billed and unbilled accounts receivable to its net realizable value. The Company estimates the amount of the required allowance by reviewing the status of past-due receivables and analyzing historical bad debt trends. Actual collection experience has not varied significantly from estimates due primarily to credit policies and a lack of concentration of accounts receivable. The Company charges off receivables deemed to be uncollectible to the allowance for doubtful accounts. Accounts receivable balances are not collateralized.

Inventory

          Inventory consists principally of jet fuel purchased from various third-party vendors. Inventory is stated at the lower of the first-in, first-out cost or market.

Property and Equipment

          Property and equipment is recorded at cost and depreciated using the straight-line method based on estimated useful lives ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the assets.

Goodwill and Other Intangible Assets

          Goodwill consists of the cost in excess of fair value of tangible and identifiable intangible net assets acquired in the purchase business combination described in Note 2. Other intangible assets include contractual arrangements and a non-compete agreement acquired in the purchase business combination. The cost of intangible assets with determinable useful lives is amortized over estimated useful lives ranging from two to twenty-eight years.

Impairment of Long-lived Assets, Excluding Goodwill

          Long-lived assets, including amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Assets to be disposed of are reported at the lower of carrying values or fair values, less estimated costs of disposal.

Impairment of Goodwill

          Goodwill is considered impaired when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, as determined under a two-step approach. The first step is to determine the estimated fair value of each reporting unit with goodwill. The reporting units of the Company for purposes of the impairment test are those components of operating segments for which discrete financial information is available and segment management regularly reviews the operating results of that component. Components are combined when determining reporting units if they have similar economic characteristics.

          The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the recorded net assets of the reporting unit are less than the reporting unit’s estimated fair value, then no impairment is indicated. Alternatively, if the recorded net assets of the reporting unit exceed its estimated fair value, then goodwill is assumed to be impaired and a second step is performed. In the second step, the implied fair value of the goodwill is determined by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit from the estimated fair value of the reporting unit. If the recorded amount of goodwill exceeds this implied fair value, an impairment charge is recorded for the excess.

Debt Issuance Costs

          The Company capitalizes all direct costs incurred in connection with the issuance of debt as debt issuance costs. These costs are amortized using the interest method over the contractual term of the debt instrument, which ranges from five to twelve years.

Interest Rate Swap

          The Company accounts for its interest rate swap under the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“Statement 133”), which requires that all derivative instruments be reported on the balance sheet at fair value and that changes in a derivative’s fair value be recognized currently in earnings unless specific hedge criteria are met. Under Statement 133, if an interest rate swap is designated as a cash flow hedge, the effective portions of the changes in the fair value of the swap are recorded in other comprehensive income (loss). Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

          As part of managing the exposure to changes in the market interest rates on its variable rate debt, the Company has entered into an interest rate swap transaction with a financial institution acting as the counterparty. To ensure both appropriate use as a hedge and hedge accounting treatment, the interest rate swap is designated according to the hedge objective against a specific debt issue. The notional amount, rate and maturity of the Company’s interest rate swap are closely matched to the related terms of the debt instrument. Accordingly, the interest rate swap transaction is designated as a cash flow hedge since the Company has met all of the specific hedge criteria defined in Statement 133. As a result, the derivative is adjusted to fair value through a mark-to-market adjustment within other comprehensive income (loss) included in the statements of stockholders’ equity. Effectiveness of the hedge relationship is periodically reassessed during the life of the hedge by comparing the current terms of the agreement with the terms of the underlying debt and by evaluating the ability of the counterparty to honor its obligations under the agreement.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Instruments

          The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, subordinated debt and variable rate senior debt are carried at cost, which approximates their fair value because of either the short-term maturity, or variable or competitive interest rates assigned to these financial instruments.

Concentrations of Credit Risk

          Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions and its balances may exceed federally insured limits. The Company’s accounts receivable are derived from fuel sales and services rendered under contract terms with commercial and private customers located primarily in the United States. There were no outstanding accounts receivable due from a single customer, which accounted for more than 10% of the total accounts receivable balance at March 31, 2003 and December 31, 2003.

          Additionally, no single customer accounted for more than 10% of the Company’s revenues during the periods from June 28, 2002 (inception) through March 31, 2003 or April 1, 2003 through December 31, 2003.

Revenue Recognition

          Revenue on fuel sales is recognized when the fuel has been delivered to the customer, collection of the resulting receivable is probable, persuasive evidence of an arrangement exists, and the fee is fixed or determinable. Fuel sales are recorded net of volume discounts and rebates.

          Other FBO revenues consist principally of de-icing services, landing and fuel distribution fees as well as rental income for hangar and terminal use. All other FBO revenues are recorded as the services are rendered to the customer.

          The Company also enters into management contracts to operate regional airports or aviation-related facilities. Management fees are recognized pro rata over the service period based on negotiated contractual terms. All costs incurred to perform under contracts are reimbursed entirely by the customer and are generally invoiced with the related management fee. As the Company is acting as an agent in these contracts, the amount invoiced is recorded net of the reimbursable costs.

Income Taxes

          The Company uses the liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Recent Accounting Pronouncements

          In July 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement 146”). Statement 146 requires a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred rather than the date of commitment to an exit or disposal plan. Statement 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the new standard in 2003 did not have a material impact on the Company’s consolidated financial position or results of operations.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, and amended it in December 2003. The objective of Interpretation No. 46 is to improve financial reporting by companies involved with variable interest entities. The Interpretation requires variable interest entities to be consolidated by a company if that company is either subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns. Because the Company currently does not have any interests in variable interest entities, the adoption of the new standard in 2003 did not have a material impact on its consolidated financial position or results of operations.

2.     Acquisition of Certain Assets and Liabilities of AmPorts

          Effective November 5, 2002, the Company purchased certain assets and liabilities of the Aviation Division of American Port Services, Inc. for an aggregate purchase price of $53,709. AmPorts manages airports and other aviation services located in the eastern United States. The acquisition of AmPorts enabled the Company to enter the aviation services market as an established competitor with an existing customer base and corporate infrastructure. The results of operations of AmPorts are included in the accompanying statements of operations since November 5, 2002. The purchase method of accounting was used to record the acquisition, and the cost of acquiring AmPorts of $53,709, including estimated acquisition costs of $3,900, was assigned to the acquired assets and liabilities assumed based on their estimated fair values as determined by an independent appraiser.

          In connection with this acquisition and the related debt financing described in Note 5, the Company has accrued transaction costs of $2,408 and $125 at March 31, 2003 and December 31, 2003, respectively, of which $1,683 and $90, respectively, were due to the Macquarie Global Infrastructure Fund A and Macquarie Global Infrastructure Fund B, related parties. These costs were paid on behalf of the Company and were reimbursed to the related parties subsequent to the balance sheet dates.

          On November 5, 2002, the Company also entered into a transitional services agreement including a limited, non-transferable, non-exclusive license to use certain intellectual property and services of AmPorts. For a period of 90 days, the Company received human resources, information technology, accounting, payroll and other administrative services in return for consideration of $1,000, which was paid as part of the purchase price and amortized over the term of the agreement and included in transitional services expense in the statements of operations.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The purchase price was allocated to acquired assets and liabilities assumed at the acquisition date as summarized below:

Assets:
Cash	$11
Accounts receivable	3,811
Other current assets	648
Property and equipment	16,612
Other assets	115
Intangible assets:
Contractual agreements	21,352
Non-competition agreement	7,500
Transitional service agreement	1,000
Goodwill	6,049

Total assets	57,098
Liabilities:
Accrued expenses	1,487
Deferred income taxes	951
Other liabilities	951

Total liabilities	3,389

Cost of net assets acquired	$53,709

          The Company recorded goodwill in the acquisition as a result of the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. The value of the acquired intangible assets was determined by taking into account risks related to the characteristics and applications of the assets, existing and future markets and analyses of expected future cash flows to be generated by the business. The contractual agreements and non-compete agreement are being amortized on a straight-line basis over their useful lives ranging from two to twenty-eight years. The weighted average useful life of the contractual agreements and non-compete agreement are approximately fifteen years and two years, respectively. The Company believes that substantially all of the goodwill recorded as a result of the acquisition is deductible for income tax purposes.

3.     Property and Equipment

          Property and equipment consists of the following:

	March 31,	December 31,
	2003	2003

Building	$504	$504
Office furniture and equipment	673	1,146
Leasehold improvements	15,314	15,534
Construction-in-progress	233	578

	16,724	17,762
Accumulated depreciation and amortization	(370)	(1,083)

	$16,354	$16,679

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Other Intangible Assets

          Other intangible assets consists of the following:

	March 31, 2003		December 31, 2003

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Value	Amortization	Value	Amortization

Contractual arrangements	$21,352	$(687)	$21,352	$(1,926)
Non-compete agreement	7,500	(1,521)	7,500	(4,333)

	$28,852	$(2,208)	$28,852	$(6,259)

          Aggregate amortization expense for the periods June 28, 2002 (inception) through March 31, 2003 and April 1, 2003 through December 31, 2003 totaled $2,208 and $4,051, respectively.

          The estimated amortization expense for other intangible assets to be recognized for the years ending December 31 is as follows: 2004 — $4,817, 2005 — $1,651, 2006 — $1,651, 2007 — $1,548, 2008 — $1,513 and thereafter — $11,413.

5.     Long-term Debt

          Long-term debt consists of the following:

	March 31,	December 31,
	2003	2003

A $36.0 million senior debt facility issued to a European bank in November 2002 to finance the acquisition of certain assets and liabilities of AmPorts. The debt accrues interest at either the Eurodollar rate or at the Company’s option, the 30-, 60-, or 180-day LIBOR plus an applicable margin percentage (3.055% at December 31, 2003, based on the 180-day LIBOR plus 1.875%). Interest-only payments are to be made quarterly with the principal balance due in full in November 2007. Borrowings under the debt facility are secured by all assets as well as pledged stock of the Company	$36,000	$36,000
A $12.0 million combined subordinated debt facility issued by Macquarie Global Infrastructure Funds C and D, related parties, in October 2002 to finance the acquisition of certain assets and liabilities of AmPorts. The debt accrues interest at a fixed rate 9.81% per annum. Interest only payments are made quarterly with the principal due in full in October 2014. Borrowings under the note are subordinate to the senior debt but secured by all remaining tangible and intangible assets of the Company	12,000	12,000

Total long-term debt	$48,000	$48,000

          For the periods June 28, 2002 (inception) through March 31, 2003 and April 1, 2003 through December 31, 2003, the Company incurred interest expense of $1,499 and $2,850, respectively, including interest related to the notes payable to related parties of $498 and $905, respectively.

          The Company is required to comply with certain financial and non-financial covenants contained in the debt agreements. The Company is either in compliance with these covenants as stipulated in the

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreements as of December 31, 2003 or has received the appropriate waivers in the event of non-compliance.

          The Company has entered into an interest rate swap transaction on a portion of the outstanding senior debt. At March 31, 2003 and December 31, 2003, the notional amount of the interest rate swap transaction was $27,000. The swap transaction resulted in exchanging a floating rate debt instrument for a fixed-rate derivative instrument with a rate of 3.55%, plus an applicable margin percentage, that expires in 2007. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount. Interest rate differentials to be paid or received as a result of the interest-rate swap are recognized as an adjustment of interest expense related to the designated borrowings.

          During the periods June 28, 2002 (inception) through March 31, 2003 and April 1, 2003 through December 31, 2003, the Company recognized comprehensive (loss) income of $(469) (net of income tax benefit of $213) and $185 (net of income tax expense of $84), respectively, related to the interest rate swap transaction as the change in fair value of the swap during the respective periods, which has been recognized in the accompanying statements of stockholders’ equity.

6.     Income Taxes

          The significant components of the Company’s deferred tax assets and liabilities are as follows:

	March 31,	December 31,
	2003	2003

Deferred tax assets:
Goodwill and intangible asset amortization	$543	$1,439
Depreciation	69	163
Net operating loss carryforwards	144	233
Accrued interest due to related parties	113	114
Interest rate swap	264	159
Other	21	30

Total deferred tax assets	1,154	2,138
Deferred tax liabilities:
Intangible assets not deductible for income tax purposes	(930)	(892)

Net deferred tax asset	224	1,246
Valuation allowance for net deferred tax assets	(224)	(1,246)

Total	$—	$—

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Components of the Company’s income tax expense (benefit) are as follows:

	June 28, 2002
	(Inception)	April 1, 2003
	through	through
	March 31,	December 31,
	2003	2003

Current:
Federal	$—	$—
State	33	118

Total current	33	118

Deferred (benefit):
Federal	(605)	(69)
State	(133)	(15)

Total deferred	(738)	(84)

Total tax expense (benefit)	$(705)	$34

          The Company has reported losses since inception. At December 31, 2003, the Company determined for financial reporting purposes net operating loss carryforwards for U.S. federal and state income tax purposes of approximately $500 and $1,600, respectively, which expire from 2005 to 2023 and are available to offset future taxable income. The Company’s year-end for U.S. federal and state income tax purposes is currently June 30. As of June 30, 2003, the Company had net operating loss carryforwards of approximately $1,000 and $1,500 for U.S. federal and state income tax purposes, respectively. Income tax regulations contain provisions that may limit the net operating loss carryforwards available to be used in any given year.

          A reconciliation of the reported income tax expense to the amount that would result by applying the U.S. federal statutory tax rate to the reported net losses is as follows:

	June 28, 2002
	(Inception)	April 1, 2003
	through	through
	March 31,	December 31,
	2003	2003

Tax expense (benefit) at U.S. statutory rate	$(760)	$(832)
Effect of permanent differences	8	18
State income taxes, net of federal benefit	(126)	(133)
Tax benefit of net operating loss carryforwards	—	(62)
Change in valuation allowance, excluding amount related to other comprehensive loss	173	1,043

Total	$(705)	$34

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Leases

          The Company leases land, buildings, office space and certain office equipment under noncancellable operating lease agreements that expire through April 2031.

          Future minimum rental commitments at December 31, 2003 are as follows:

2004	$1,364
2005	1,323
2006	874
2007	556
2008	503
Thereafter	12,658

$17,278

          Rent expense under all operating leases for the periods June 28, 2002 (inception) through March 31, 2003 and April 1, 2003 through December 31, 2003 was $1,075 and $1,920, respectively.

8.     Employee Defined Contribution Retirement Plans

          The Company maintains a 401(k) benefit plan (the Plan) allowing eligible employees to contribute a percentage of their annual compensation up to the annual maximum amount as set periodically by the Internal Revenue Service. The Company contributes up to 4% of the first 6% of salary deferred by the employee. The Company’s contributions vest ratably over a five-year period. For the periods June 28, 2002 (inception) through March 31, 2003 and April 1, 2003 through December 31, 2003, the Company contributed approximately $94 and $96, respectively, to the Plan.

9.     Significant Supplier

          For the periods June 28, 2002 (inception) through March 31, 2003 and April 1, 2003 through December 31, 2003, the Company purchased approximately 72% and 75%, respectively, of its fuel inventory from one supplier. Additionally the Company had approximately 50% and 35%, respectively, of trade accounts payable due to this same supplier at March 31, 2003 and December 31, 2003.

10.     Commitments and Contingencies

          The Company is subject to legal actions arising in the ordinary course of business. In management’s opinion, the Company has adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions, and does not believe any settlement would be material to the Company’s financial position or results of operations.

          Additionally, some of the Company’s employees are covered by collective bargaining agreements. While these agreements cover approximately 33% of the Company’s total employees, management does not believe that any renewal of these agreements will have a material adverse effect on the Company’s financial position or results of operations. Collective bargaining agreements that are currently in place are due to expire through September 2005. There are three collective bargaining agreements that are expected to be renewed in 2004.

11.     Subsequent Event

          On March 1, 2004, the Board of Directors authorized the Company to pay a cash dividend to shareholders on record as of March 5, 2004 in the aggregate amount of $1.5 million. Accordingly, the Company made a cash payment of $750,000 to each of the Macquarie Global Infrastructure Funds A and B on March 22, 2004.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

CONSOLIDATED FINANCIAL STATEMENTS

for the nine months ended September 30, 2004 and 2003

MACQUARIE AIRPORTS NORTH AMERICA, INC.

CONSOLIDATED BALANCE SHEETS

($ in thousands)

	September 30,	December 31,
	2004	2003

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,841	$3,475
Restricted cash	315	315
Accounts receivable, less allowance for doubtful accounts of $365 at September 30, 2004 (unaudited) and $299 at December 31, 2003	4,122	4,376
Unbilled accounts receivable	1,213	1,709
Inventory	436	353
Prepaid expenses and other current assets	717	208

Total current assets	10,644	10,436
Property and equipment, net	17,798	16,679
Goodwill, net	6,270	6,270
Other intangible assets:
Contractual arrangements	21,352	21,352
Non-compete agreement	7,500	7,500

	28,852	28,852
Less: accumulated amortization	(10,310)	(6,259)

	18,542	22,593
Debt issuance costs, net of accumulated amortization of $1,368 at September 30, 2004 (unaudited) and $789 at December 31, 2003	2,296	2,804
Other assets	932	997

Total assets	$56,482	$59,779

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$1,169	$2,084
Accrued compensation expenses	783	666
Accrued transaction costs	35	125
Accrued interest expense	845	343

Total current liabilities	2,831	3,218
Long-term debt	36,000	36,000
Notes payable to related parties	12,000	12,000
Fair value interest rate swap	236	413
Other long-term liabilities	1,268	1,151

Total liabilities	52,336	52,782
Commitments	—	—

Stockholders’ equity:
Common stock, $.01 par value; 1,000 shares authorized, 30 shares issued and outstanding	—	—
Additional paid in capital	9,793	11,293
Accumulated other comprehensive loss – Interest Rate Swap Agreement	(162)	(284)
Accumulated deficit	(5,485)	(4,012)

Total stockholders’ equity	4,146	6,997

Total liabilities and stockholders’ equity	$56,482	$59,779

See accompanying notes.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2004	2003

	(Unaudited)	(Unaudited)
Revenues:
Fuel sales	$21,181	$16,201
Other revenues	10,818	9,660
Management contract fees	1,374	1,318

Total revenues	33,373	27,179
Cost of revenue:
Cost of fuel sales	11,372	7,804
Cost of other revenues	3,233	2,800

Total Cost of revenues	14,605	10,604

Gross profit	18,768	16,575
Operating expenses:
General and administrative	12,633	11,606
Depreciation and amortization	4,785	4,467

Total operating expenses	17,418	16,073

Income from operations	1,350	502
Other income (expense):
Interest expense	(2,715)	(3,086)
Interest and other income (expense)	(48)	(13)

Loss before provision for income taxes	(1,413)	(2,597)
Income tax benefit (expense)	(60)	641

Net loss	$(1,473)	$(1,956)

See accompanying notes.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2004	2003

	(Unaudited)	(Unaudited)
Operating activities:
Net loss	$(1,473)	$(1,956)
Adjustments to reconcile net loss to net cash provided by operating activities:
Gain on sale of assets	(1)	—
Depreciation and amortization	734	417
Amortization of intangible assets	4,051	4,050
Non-cash interest expense	508	600
Bad debt expense	66	60
Deferred taxes	(55)	50
Changes in operating assets and liabilities:
Accounts receivable	188	(136)
Unbilled accounts receivable	496	(322)
Inventory	(83)	521
Prepaid expenses and other current assets	(509)	156
Accounts payable and accrued expenses	(915)	(971)
Accrued compensation expenses	619	(347)

Net cash provided by operating activities	3,626	2,816
Investing activities:
Purchase of property and equipment	(1,853)	(277)
Proceeds from sale of assets	1	—
Additional costs of acquisition	—	(379)
Payment for transactions costs for purchase	(90)	(459)

Net cash used in investing activities	(1,942)	(1,115)
Financing activities:
Changes in other assets and liabilities	182	(630)
Repayment of additional paid in capital	(1,500)	—

Net cash used in financing activities	(1,318)	(630)

Net increase in cash and cash equivalents	366	1,071
Cash and cash equivalents at beginning of period	3,475	3,137

Cash and cash equivalents at end of period	$3,841	$4,208

See accompanying notes.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Organization

          Macquarie Airports North America, Inc. (the “Company”) was incorporated on June 28, 2002 under the laws of the State of Delaware to operate and manage airports and aviation-related facilities. All of the company’s outstanding stock is owned by Macquarie Global Infrastructure Fund A and Macquarie Global Infrastructure Fund B, investment funds managed by the Australian firm called Macquarie Bank. The Macquarie Global Infrastructure Funds principally invest in infrastructure-type companies throughout the world.

          Currently, the Company is a fixed base operator (“FBO”) of five airports, a management company for five other airports and an operator of one heliport. All of these facilities are located in the Eastern United States and principally serve the corporate and private jet market.

Basis of Presentation

          The accompanying interim consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, consistent in all material respects with those applied in our audited financial statements for the year ended December 31, 2003. The interim financial information is unaudited but reflects all adjustments which are, in the opinion of management, necessary to provide fair consolidated balance sheets, consolidated statements of income and cash flows for the interim periods presented. Such adjustments are normal and recurring except as otherwise noted. The operating results for the nine months ended September 30, 2004 are not necessarily indicative of results that may be expected for the fiscal year ended December 31, 2004. You should read these interim consolidated financial statements in conjunction with the audited financial statements for the nine months ended December 31, 2003.

Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries — Macquarie Aviation North America Inc. and Macquarie Aviation North America 2, Inc., as well as the wholly owned subsidiaries of Macquarie Aviation North America 2, Inc. — ILG AvCenter Inc. and AmPorts AvCenter, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

          The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The company classifies all cash pledged as collateral on the outstanding senior debt as restricted in the consolidated balance sheets.

Allowance for Doubtful Accounts

          The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce billed and unbilled accounts receivable to its net realizable value. The Company estimates the amount of the required allowance by reviewing the status of past-due receivables and

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

analyzing historical bad debt trends. Actual collection experience has not varied significantly from estimates due primarily to credit policies and a lack of concentration of accounts receivable. The Company charges off receivables deemed to be uncollectible to the allowance for doubtful accounts. Accounts receivable balances are not collateralized and not interest bearing.

Inventory

          Inventory consists principally of jet fuel purchased from various third-party vendors. Inventory is stated at the lower of the first-in, first-out cost or market.

Property and Equipment

          Property and equipment is recorded at cost and depreciated using the straight-line method based on estimated useful lives ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the assets.

Goodwill and Other Intangible Assets

          Goodwill consists of the cost in excess of fair value of tangible and identifiable intangible net assets acquired in the purchase business combinations. Other intangible assets include contractual arrangements and a non-compete agreement acquired in the purchase business combination. The cost of intangible assets with determinable useful lives is amortized over estimated useful lives ranging from two to twenty-eight years.

Debt Issuance Costs

          The Company capitalizes all direct costs incurred in connection with the issuance of debt as debt issuance costs. These costs are amortized using the interest method over the contractual term of the debt instrument, which ranges from five to twelve years.

Interest Rate Swap

          The Company accounts for its interest rate swap under the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“Statement 133”), which requires that all derivative instruments be reported on the balance sheet at fair value and that changes in a derivative’s fair value be recognized currently in earnings unless specific hedge criteria are met. Under Statement 133, if an interest rate swap is designated as a cash flow hedge, the effective portions of the changes in the fair value of the swap are recorded in other comprehensive income (loss). Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Financial Instruments

          The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, subordinated debt and variable rate senior debt are carried at cost, which approximates their fair value because of either the short-term maturity, or variable or competitive interest rates assigned to these financial instruments.

Concentrations of Credit Risk

          Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions and its balances may exceed federally insured limits. The Company’s

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounts receivable are derived from fuel sales and services rendered under contract terms with commercial and private customers located primarily in the United States.

Revenue Recognition

          Revenue on fuel sales is recognized when the fuel has been delivered to the customer, collection of the resulting receivable is probable, persuasive evidence of an arrangement exists, and the fee is fixed or determinable. Fuel sales are recorded net of volume discounts and rebates.

          Other FBO revenues consist principally of de-icing services, landing and fuel distribution fees, as well as rental income for hangar and terminal use. All other FBO revenues are recorded as the services are rendered to the customer.

          The Company also enters into management contracts to operate regional airports or aviation-related facilities. Management fees are recognized pro rata over the service period based on negotiated contractual terms. All costs incurred to perform under contracts are reimbursed entirely by the customer and are generally invoiced with the related management fee. As the Company is acting as an agent in these contracts, the amount invoiced is recorded net of the reimbursable costs.

Income Taxes

          The Company uses the liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

2.	Property and Equipment

          Property and equipment consists of the following:

	September 30,	December 31,
	2004	2003

	(Unaudited)
Building	$504	$504
Office furniture and equipment	1,242	1,146
Leasehold improvements	16,329	15,534
Construction in progress	1,538	578

	19,613	17,762
Accumulated depreciation and amortization	(1,815)	(1,083)

	$17,798	$16,679

3.	Other Intangible Assets

          Other intangible assets consist of the following:

	September 30, 2004
	(Unaudited)		December 31, 2003

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Value	Amortization	Value	Amortization

Contractual arrangements	$21,352	$(3,164)	$21,352	$(1,926)
Non-compete agreement	7,500	(7,146)	7,500	(4,333)

	$28,852	$(10,310)	$28,852	$(6,259)

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The estimated amortization expense for other intangible assets to be recognized for the years ended December 31 is as follows: 2004 - $4,817 (for the entire year, $2,116 remaining); 2005 - $1,651; 2006 - $1,651; 2007 - $1,548; 2008 - $1,513 and thereafter - $11,413.

4.	Long-term Debt

          Long-term debt consists of the following:

	December 31,	September 30,
	2003	2004

		(Unaudited)
A $36.0 million senior debt facility issued to a European bank in November 2002 to finance the acquisition of certain assets and liabilities of AmPorts. The debt accrues interest at either the Eurodollar rate or at the Company’s option, the 30, 60- or 180-day LIBOR plus an applicable margin percentage (3.055% at September 30, 2004, based on the 180-day LIBOR plus 1.875%). Interest only payments are to be made quarterly with the principal balance due in full in November 2007. Borrowings under the debt facility are secured by all assets as well as pledged stock of the Company	$36,000	$36,000
A $12.0 million combined subordinated debt facility issued by Macquarie Global Infrastructure Funds C and D, related parties, in October 2002 to finance the acquisition of certain assets and liabilities of AmPorts. The debt accrues interest at a fixed rate of 9.81% per annum. Interest only payments are made quarterly with the principal due in full in October 2014. Borrowings under the note are subordinate to the senior debt but secured by all remaining tangible and intangible assets of the Company. Macquarie Global Infrastructure Funds C and D are companies under common ownership	12,000	12,000

Total current	$48,000	$48,000

5.	Related Party Transactions

          During the period ended September 30, 2004, the Company paid Macquarie Global Infrastructure Funds C and D (a related party) $795 in interest payments according to the terms of the debt facility.

          In March 2004, the Company made a payment to the parent company of $1,500 based on calculated excess cash levels. This payment represented a reduction of paid in capital.

          Included in prepaid expenses and other current assets is $278 (unaudited) due from Macquarie Infrastructure Company, Inc. (see note 7) for costs incurred which are to be reimbursed.

6.	Income Taxes (unaudited)

          The Company has recorded a provision for income taxes for the nine months ended September 30, 2004 of $60 and a benefit from income taxes of $641 for the nine months ended September 30, 2003, based on its estimate of the effective tax rate for the fiscal year. The effective tax rate differs from the statutory federal income tax rate primarily due to state income taxes, a change in the valuation allowance of the deferred tax asset and income taxes allocated to other comprehensive income.

MACQUARIE AIRPORTS NORTH AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Subsequent Event

          On October 12, 2004, the Company and its owners, Macquarie Specialized Assets Management Limited, as Trustee for and on behalf of Macquarie Global Infrastructure Funds A and C, and Macquarie Specialized Asset Management 2 Limited, as Trustee for and on behalf of the Macquarie Global Infrastructure Funds B and D, entered into an agreement with Macquarie Infrastructure Company, Inc. to sell 100% of the ordinary shares and subordinated debt of the Company for cash consideration of $41.9 million, subject to adjustments based upon MANA’s cash balance and completed capital expenditure in 2004.

AMPORTS AVIATION DIVISION (A DIVISION OF AMERICAN PORT SERVICES, INC.)

FINANCIAL STATEMENTS

for the year ended December 31, 2001 and the period from January 1, 2002 to November 5, 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

AmPorts Aviation Division (A Division of American Port Services, Inc.):

          We have audited the accompanying balance sheets of AmPorts Aviation Division (A Division of American Port Services, Inc.) (the Company) as of December 31, 2001 and November 5, 2002, and the related statements of operations, owner’s net investment, and cash flows for the year ended December 31, 2001 and the period January 1, 2002 through November 5, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmPorts Aviation Division (A Division of American Port Services, Inc.) as of December 31, 2001 and November 5, 2002, and the results of its operations and its cash flows for the year ended December 31, 2001 and the period January 1, 2002 through November 5, 2002, in conformity with accounting principles generally accepted in the United States of America.

          As discussed in Note 1 to the financial statements, on November 5, 2002 American Port Services, Inc. (the Owner) sold all of the assets and liabilities of AmPorts Aviation Division and ceased operations. In addition, as discussed in Note 2 to the financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.

/s/ WithumSmith+Brown, P.C.

New Brunswick, New Jersey
September 22, 2004

AMPORTS AVIATION DIVISION

(a division of American Port Services, Inc.)

BALANCE SHEETS

($ in thousands)

	November 5,	December 31,
	2002	2001

Assets
Current assets:
Cash and cash equivalents	$1,276	$1,081
Accounts receivable, less allowance of doubtful accounts of $281 at November 5, 2002 and $280 at December 31, 2001	2,941	3,516
Unbilled accounts receivable	1,145	614
Inventory	326	404
Prepaid expenses and other current assets	261	566

Total current assets	5,949	6,181
Property and equipment:
Buildings	3,019	3,019
Office furniture and equipment	2,421	2,475
Leasehold improvements	14,358	14,191
Construction-in-progress	130	150

	19,928	19,835
Accumulated depreciation and amortization	(3,307)	(2,589)

	16,621	17,246
Goodwill, net	5,826	5,826
Contract rights, net	4,456	4,797
Other assets	94	220

Total assets	$32,946	$34,270

Liabilities and owner’s net investment
Current liabilities:
Accounts payable and accrued expenses	$4,118	$2,603
Accrued compensation expenses	640	522

Total current liabilities	4,758	3,125
Other long-term liabilities	966	997
Deferred income taxes	324	192
Commitments and contingencies	—	—
Owner’s net investment	26,898	29,956

Total liabilities and owner’s net investment	$32,946	$34,270

See accompanying notes.

AMPORTS AVIATION DIVISION

(a division of American Port Services, Inc.)

STATEMENTS OF OPERATIONS

($ in thousands)

	January 1, 2002	Year Ended
	through	December 31,
	November 5, 2002	2001

Revenues:
Fuel sales	$17,423	$18,494
Other revenues	9,745	8,734
Management contract fees	1,451	1,708

Total Revenues	28,619	28,936
Cost of Revenue:
Cost of fuel sales	8,438	8,926
Cost of other revenues	2,468	2,852

Total cost of revenues	10,906	11,778

Gross profit	17,713	17,158
Operating expenses:
General and administrative	11,060	11,761
Allocated indirect overhead costs	1,928	1,845
Depreciation and amortization	1,143	1,604

Total operating expenses	14,131	15,210

Income from operations	3,582	1,948
Other income (expense):
Allocated interest expense	(17)	(14)
Write-down of investment	—	(229)
Gain (loss) on sale of assets	3	(36)

Income before provision for income taxes	3,568	1,669
Allocated provision for income tax expense	(2,301)	(1,489)

Net income	$1,267	$180

See accompanying notes.

AMPORTS AVIATION DIVISION

(a division of American Port Services, Inc.)

STATEMENTS OF OWNER’S NET INVESTMENT
($ in thousands)

Net investment balance at January 1, 2001	$22,489
Net cash received by American Port Services, Inc. in centralized cash management accounts	5,442
Allocated indirect overhead costs contributed by owner	1,845
Net income for the year ended December 31, 2001	180

Net investment balance at December 31, 2001	29,956
Net cash distributed to American Port Services, Inc. in centralized cash management accounts	(6,253)
Allocated indirect overhead costs contributed by owner	1,928
Net income for the period January 1, 2002 through November 5, 2002	1,267

Balance at November 5, 2002	$26,898

See accompanying notes.

AMPORTS AVIATION DIVISION

(a division of American Port Services, Inc.)

STATEMENTS OF CASH FLOWS
($ in thousands)

	January 1, 2002	Year Ended
	through	December 31,
	November 5, 2002	2001

Operating activities:
Net income	$1,267	$180
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) Loss on disposal of fixed assets	3	(36)
Depreciation and amortization	800	813
Amortization of intangible assets	343	791
Bad debt expense	60	88
Deferred income taxes	132	474
Allocated indirect overhead costs	1,928	1,845
Changes in operating assets and liabilities:
Accounts receivable	514	(709)
Unbilled accounts receivable	(531)	405
Inventory	77	(115)
Prepaid expenses and other current assets	432	178
Accounts payable and accrued expenses	1,364	(1,251)
Accrued compensation expenses	117	(182)

Net cash provided by operating activities	6,506	2,481
Investing activities:
Purchase of property and equipment	(178)	(4,140)
Write-down of investment	—	(229)
Proceeds from sale of fixed assets	1	464
Change in security deposits held	(31)	156
Acquisition of fixed based operating contract for Burlington International Airport, including acquisition costs	—	(3,636)

Net cash used in investing activities	(208)	(7,385)
Financing activities:
Equity contributions from American Port Services, Inc.	3,863	9,642
Equity distributions to American Port Services, Inc.	(9,966)	(4,200)

Net cash provided by (used in) financing activities	(6,103)	5,442

Net increase in cash and cash equivalents	195	538
Cash and cash equivalents at beginning of period	1,081	543

Cash and cash equivalents at end of period	$1,276	$1,081

See accompanying notes.

AMPORTS AVIATION DIVISION

(a division of American Port Services, Inc.)

NOTES TO FINANCIAL STATEMENTS

1.	Basis of Presentation

Basis of Presentation

          The accompanying financial statements present the financial position, results of operations and cash flows of AmPorts Aviation Division (A Division of American Port Services, Inc.). American Port Services, Inc (“APS”) is a wholly owned subsidiary of British Ports Holdings PLC (“ABPH”). As such, the accompanying financial statements do not represent the financial position and results of operations and cash flows of a legal entity.

          AmPorts Aviation Division, herein referred to as the Company, is a fixed based operator (“FBO”) of 5 airports, a management company for 5 other airports and an operator of one heliport. For 2001 and 2002, FBO revenue accounted for 94% and 95% of net revenues. All of these facilities are located in the eastern United States and principally serve the corporate and private jet market. On November 5, 2002, substantially all of the assets and liabilities of the Company were purchased in a cash transaction for $47 million by Macquarie Airports North America, Inc. (MANA) and therefore all operations of the Company were conducted by the MANA Corporation beyond this date. The financial statements do not reflect the effects of this acquisition. The Company had approximately 320 employees at November 5, 2002. Management believes that this presentation best reflects the historical activity of the business acquired on November 5, 2002.

          The Company’s financial statements include the accounts of two wholly owned subsidiaries — ILG AvCenter, Inc (Wilmington) and Amport Avcenters, Inc (Burlington). All significant intercompany balances and transactions have been eliminated in consolidation. For financial reporting purposes, the net intercompany financing activities of the Company has been accumulated into a single caption entitled “owner’s net investment” (See Note 3).

2.	Summary of Significant Accounting Policies

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the reporting periods in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

          The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

          Accounts receivable consist primarily of non-interest bearing amounts due from corporations and individuals requiring payment terms generally within thirty days from the invoice date. Accounts receivable are stated at the amounts billed to customers less any allowance for doubtful accounts.

          The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce billed and unbilled accounts receivable to its net realizable value. The Company estimates the amount of the required allowance by reviewing the status of past-due receivables and analyzing historical bad debt trends. Actual collection experience has not varied significantly from estimates due primarily to credit policies and a lack of concentration of accounts receivable. The Company

AMPORTS AVIATION DIVISION
(a division of American Port Services, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

charges off receivables deemed to be uncollectible to the allowance for doubtful accounts. Accounts receivable balances are not collateralized.

          Unbilled receivables represent amounts due under management contracts which are billed to the customer in the subsequent month.

Inventory

          Inventory consists principally of jet fuel purchased from various third-party vendors. Inventory is stated at the lower of the first-in, first-out cost or market.

Property and Equipment

          Property and equipment is recorded at cost and depreciated using the straight-line method based on estimated useful lives ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the assets.

          Depreciation and amortization expense relating to property and equipment amounted to $813 for the year ended December 31, 2001 and $800 for the period ended November 5, 2002.

Goodwill and Other Intangible Assets

          Goodwill consists of the cost in excess of fair value of tangible and identifiable intangible net assets acquired by APS in the purchase business combinations described in Note 4. Other intangible assets include contractual arrangements acquired by APS in the purchase business combinations. The cost of intangible assets with determinable useful lives is amortized over estimated useful lives ranging from two to twenty-eight years.

          Prior to January 1, 2002, goodwill was being amortized over remaining term of fixed-based operating contracts. Commencing January 1, 2002, the Company adopted SFAS No. 142. Goodwill and Other Intangible Assets. This standard requires that goodwill is no longer amortized, but is tested annually for impairment. Goodwill is considered impaired when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, as determined under a two-step approach. The first step is to determine the estimated fair value of each reporting unit with goodwill. Reporting units for purposes of the impairment test are those components of operating segments for which discrete financial information is available and segment management regularly reviews the operating results of that component. Components are combined when determining reporting units if they have similar economic characteristics.

          As there is one management team and there are interrelated business strategies between the Company’s locations, the Company has determined that it has one reporting unit and estimates the fair value of this reporting unit by estimating the present value of its future cash flows. If the recorded net assets of the business are less than the estimated fair value, then no impairment is indicated. Alternatively, if the recorded net assets of the reporting unit exceed its estimated fair value, then goodwill is assumed to be impaired and a second step is performed. In the second step, the implied fair value of the goodwill is determined by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit from the estimated fair value of the reporting unit. If the recorded amount of goodwill exceeds this implied fair value, an impairment charge is recorded for the excess. For the period ending November 5, 2002, no impairment of goodwill was deemed necessary.

AMPORTS AVIATION DIVISION
(a division of American Port Services, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

          The goodwill amortization expense and pro forma net income, as if no goodwill amortization occurred in 2001, of the Company for the year ended December 31, 2001 and for the period January 1, 2002 through November 5, 2002 are as follows (in thousands):

	Year Ended	Period Ended
	December 31,	November 4,
	2001	2002

Reported net income	$180	$1,267
Goodwill amortization	506	—

Proforma net income	$686	$1,267

Impairment of Long-lived Assets, Excluding Goodwill

          Long-lived assets, including amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

          Assets to be disposed of are reported at the lower of carrying values or fair values, less estimated costs of disposal.

          There were no impairments losses recorded in the 2001 and 2002 reporting periods.

Financial Instruments

          The Company’s financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates their fair value because of the short-term nature assigned to these financial instruments.

Concentrations of Credit Risk

          Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions and its balances may exceed federally insured limits. The Company’s accounts receivable are derived from fuel sales and services rendered under contract terms with commercial and private customers located primarily in the United States. There were no outstanding accounts receivable due from a single customer, which accounted for more than 10% of the total accounts receivable balance at December 31, 2001 and November 5, 2002.

          Additionally, no single customer accounted for more than 10% of the Company’s revenues during the year ended December 31, 2001 and the period from January 1, 2002 through November 5, 2002.

          As of November 5, 2002 approximately 14 percent of the Company’s employees were covered by a collective bargaining agreement (see Note 10).

AMPORTS AVIATION DIVISION
(a division of American Port Services, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

          Revenue on fuel sales is recognized when the fuel has been delivered to the customer, collection of the resulting receivable is probable, persuasive evidence of an arrangement exists and the fee is fixed or determinable. Fuel sales are recorded net of volume discounts and rebates.

          Other FBO revenues consist principally of de-icing services, landing and fuel distribution fees, as well as rental income for hangar and terminal use. All other FBO revenues are recorded as the services are rendered to the customer.

          The Company also enters into management contracts to operate regional airports or aviation-related facilities. Management fees are recognized pro rata over the service period based on negotiated contractual terms. All costs incurred to perform under contracts are reimbursed entirely by the customer and are generally invoiced with the related management fee. The Company is acting as an agent in these contracts and not principal. Therefore, in accordance with EITF 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent”, the Company has reported revenue net of the reimbursable costs.

Income Taxes

          The operations of the Company are included in the federal income tax returns of its parent company, American Port Services, Inc. For financial reporting purposes, the Company has calculated income tax expense attributable to its operations using the separate return method. Under this method, the Company has assumed that it is a separate taxpayer in each jurisdiction in which it conducts operations. Income taxes attributable to the Company’s operations that were paid or accrued by American Port Services, Inc. are included as a component of owner’s net investment.

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years that those temporary differences are expected to be recovered or settled. The effect on deferred tax assets of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized to the extent that deferred tax assets are uncertain of realization.

New Accounting Pronouncements

          Due to the sale of the Company on November 5, 2002, the Company will not be affected by any new accounting pronouncements.

Advertising Costs

          Advertising costs are expensed as incurred. Advertising expenses amounted to $87 for the year ended December 31, 2001 and $79 for the period ending November 5, 2002.

3.	Owner’s Net Investment and Corporate Allocations

          Owner’s net investment consists of the initial investment of American Port Services, Inc. for the Company as well as any subsequent changes in the net investment resulting from the use of centralized cash management accounts for working capital transfers and funding of major capital investments. In addition, APS allocates certain direct and indirect corporate general and administrative expenses to the Company based on an analysis of the components of corporate general and administrative expenses and the estimated percentage of each component attributable to the Company. Direct corporate general and

AMPORTS AVIATION DIVISION
(a division of American Port Services, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

administrative expenses consist principally of corporate payroll and compensation expense. Allocated indirect overhead costs consist of finance, accounting, legal and administration costs and information technology management services. Interest expense incurred by APS for general corporate debt has also been allocated to the Company.

4.	Purchase Business Combination

          Effective July 2, 2001, APS purchased substantially all of the assets related to the fixed based operating contract for the Burlington International Airport from Valley Air Services, Inc., HCA Airport Realty LLC and HCA Airport Services, LLC for total consideration of $3.6 million including transaction costs of $250. The Burlington International Airport is located in Burlington, Vermont. The fixed based operations consist of furnishing fuel, other supplies and certain maintenance services for civilian, commercial and military aircraft. The acquisition of this contract enables the Company to enter this regional aviation services market as an established competitor with an existing customer base and corporate infrastructure. The results of operations of this fixed based operating contract are included in the accompanying statements of operations since July 2, 2001. The purchase method of accounting was used to record the acquisition, and the cost of acquiring the contract was assigned to the acquired assets and liabilities assumed based on their estimated fair values.

          The purchase price was allocated to the acquired assets and liabilities assumed at the acquisition date as summarized below (in thousands):

Other current assets	$56
Leasehold improvements	700
Intangible asset — Contractual agreement	2,109
Goodwill	771

Cost of net assets acquired	$3,636

          The Company recorded goodwill in the acquisition as a result of the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. The value of the acquired intangible asset was determined by taking into account risks related to the characteristics and applications of the asset, existing and future markets and analyses of expected future cash flows to be generated by the business. The contractual agreement is being amortized on a straight-line basis over the useful life of twenty years. The Company believes that substantially all of the goodwill recorded as a result of the acquisition is deductible for income tax purposes.

          The Company’s results of operations are included herein as of the date of acquisition. The following unaudited pro forma financial information for the year ended December 31, 2001 is provided for comparative analysis assuming that the acquisition occurred on January 1, 2001:

Gross revenue	$30,976
Net income	$646

AMPORTS AVIATION DIVISION
(a division of American Port Services, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	Other Intangible Assets

          Other intangible assets consist of the following (in thousands):

	December 31, 2001		November 5, 2002

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Value	Amortization	Value	Amortization

Contractual arrangements	$5,263	$466	$5,263	$807

          Aggregate amortization expense for the year ended December 31, 2001 and the period January 1, 2002 through November 5, 2002 totaled $349 and $341, respectively. Projected annual amortization expense for the Company would have been $276 per year for each of the next five years had the Company not been acquired.

6.	Income Taxes

          The significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,	November 5,
	2001	2002

Deferred tax assets:
Allowance for doubtful accounts	$120	$121
Vacation accrual	33	37

Total deferred tax assets	153	158
Deferred tax liabilities:
Depreciation	345	482

Total deferred tax liabilities	345	482

Net deferred tax liabilities	$192	$324

          Components of the Company’s allocated income tax expense are as follows (in thousands):

		January 1, 2002
	Year Ended	through
	December 31,	November 5,
	2001	2002

Current:
Federal	$786	$1,680
State	229	489

Total current	1,015	2,169

Deferred:
Federal	375	104
State	99	28

Total deferred	474	132

Total provision for income taxes	$1,489	$2,301

AMPORTS AVIATION DIVISION
(a division of American Port Services, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

          A reconciliation of the reported income tax expense to the amount that would result by applying the U.S. federal statutory tax rate to the reported net results is as follows (in thousands):

		January 1, 2002
	Year Ended	through
	December 31,	November 5,
	2001	2002

Tax expense at U.S. statutory rate of 34%	$567	$1,211
Nondeductible indirect allocated costs	627	656
State income taxes	229	489
Other, net	66	(55)

Total	$1,489	$2,301

7.	Leases

          The Company leases land, buildings, office space and certain office equipment under noncancellable operating lease agreements that expire through April 2031.

          Future minimum rental commitments at November 5, 2002 are as follows (in thousands):

2003	$2,054
2004	1,548
2005	1,492
2006	980
2007	578
Thereafter	7,510

$14,162

          Rent expense under all operating leases for the year ended December 31, 2001 and the period January 1, 2002 through November 5, 2002 was $1,115 and $1,344, respectively.

8.	Employee Defined Contribution Retirement Plans

          The Company maintains a 401(k) benefit plan (the Plan) allowing eligible employees to contribute a percentage of their annual compensation up to the annual maximum amount as set periodically by the Internal Revenue Service. The Company contributes up to 4% of the first 6% of salary deferred by the employee. The Company’s contributions vest ratably over a five-year period. For the year ended December 31, 2001 and the period January 1, 2002 through November 5, 2002, the Company contributed approximately $238 and $211, respectively, to the Plan.

9.	Significant Supplier

          For the year ended December 31, 2001 and the period January 1, 2002 through November 5, 2002, the Company purchased approximately 28% and 34%, respectively, of its purchases (fuel) from one supplier. Additionally the Company had approximately 12% and 5%, respectively, of trade accounts payable due to this same supplier at December 31, 2001 and November 5, 2002.

AMPORTS AVIATION DIVISION
(a division of American Port Services, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

10.	Commitments and Contingencies

          The Company is subject to legal actions arising in the ordinary course of business. In management’s opinion, the Company has adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions, and does not believe any settlement would be material to the Company’s financial position, results of operations, or cash flows.

          Additionally, some of the Company’s employees are covered by collective bargaining agreements. While these agreements cover approximately 14% of the Company’s total employees, management does not believe that any renewal of these agreements will have a material adverse effect on the Company’s financial position or results of operations. Collective bargaining agreements that are currently in place are due to expire through September 2005. There are three collective bargaining agreements that are expected to be renewed in 2004.

MACQUARIE AMERICAS PARKING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

year ended December 31, 2003 and the period from

July 23, 2002 (inception) to December 31, 2002

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Macquarie Americas Parking Corporation

          We have audited the accompanying consolidated balance sheets of Macquarie Americas Parking Corporation as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2003 and the period from July 23, 2002 (inception) to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Macquarie Americas Parking Corporation at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the year ended December 31, 2003 and the period from July 23, 2002 (inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Los Angeles, California

May 20, 2004

MACQUARIE AMERICAS PARKING CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$2,352,545	$9,857,466
Restricted cash	603,675	—
Trade accounts receivable	200,983	3,096
Other receivables	1,015,804	227,612
Due from related parties	7,252	—
Prepaid expenses	458,833	90,772

Total current assets	4,639,092	10,178,946
Net property and equipment, at cost	65,297,008	32,291,604
Other assets:
Fair value of derivative instrument	870,460	—
Deferred finance costs, net of accumulated amortization of $352,731 in 2003 and $22,788 in 2002	4,014,123	3,395,470
Finite-lived intangible assets, net of accumulated amortization of $3,634,122 in 2003 and $57,429 in 2002	11,441,887	6,227,971
Goodwill	64,838,770	31,808,348
Restricted cash, non-current portion	3,463,289	1,450,691
Other assets	577,897	149,022

	85,206,426	43,031,502

Total assets	$155,142,526	$85,502,052

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of notes payable and capital leases	$389,085	$—
Current portion of long-term debt	92,340	—
Accounts payable	598,897	77,119
Accrued expenses	3,222,460	2,272,170
Deferred revenue	420,840	227,612
Due to related party	6,123	381,941

Total current liabilities	4,729,745	2,958,842
Notes payable, less current portion	68,583	—
Capital lease obligations, less current portion	595,324	—
Long-term debt, less current portion	130,657,660	59,678,906
Deferred rent	320,916	6,003

Total liabilities	136,372,228	62,643,751
Commitment and contingencies
Minority interests	6,349,552	551,439
Stockholders’ equity:
Common stock, $.01 par value; 1,000 shares authorized 24 shares and 30 shares issued and outstanding in 2003 and 2002, respectively	1	1
Additional paid in capital	18,031,871	23,621,999
Accumulated deficit	(5,636,586)	(636,232)
Accumulated other comprehensive income (loss)	25,460	(678,906)

Total stockholders’ equity	$12,420,746	$22,306,862

Total liabilities and stockholders’ equity	$155,142,526	$85,502,052

See accompanying notes.

MACQUARIE AMERICAS PARKING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

		Period from
	Year Ended	July 23 to
	December 31,	December 31,
	2003	2002

Revenue	$26,291,241	$524,916
Direct expenses	19,235,844	458,338

	7,055,397	66,578
Selling, general and administrative expenses	1,749,151	561,896
Amortization of intangibles	3,576,694	60,189

Operating income (loss)	1,729,552	(555,507)
Other (expense) income:
Interest expense	(8,281,094)	(104,280)
Interest income	21,398	954
Other	10,196	(960)

Total other (expense) income	(8,249,500)	(104,286)

Loss before income taxes and minority interests	(6,519,948)	(659,793)
Income taxes	—	—

Loss before minority interests	(6,519,948)	(659,793)
Minority interest in loss of consolidated subsidiaries	1,519,594	23,561

Net loss	$(5,000,354)	$(636,232)

See accompanying notes.

MACQUARIE AMERICAS PARKING CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
					Other
	Common Stock		Additional		Comprehensive	Total
			Paid in	Accumulated	Income	Stockholders’
	Shares	Amount	Capital	Deficit	(Loss)	Equity

Initial sale on July 23, 2002	10	$1	$1,999	$—	$—	$2,000
Sale of common stock	20	—	23,620,000	—	—	23,620,000
Net loss	—	—	—	(636,232)	—	(636,232)
Loss on interest rate swap	—	—	—		(678,906)	(678,906)

Total comprehensive loss	—	—	—	—	—	(1,315,138)

Balance, December 31, 2002	30	1	23,621,999	(636,232)	(678,906)	22,306,862
Redemption of shares	(8)	—	(6,299,200)	—	—	(6,299,200)
Sale of common stock	2	—	709,072	—	—	709,072
Net loss	—	—	—	(5,000,354)	—	(5,000,354)
Settlement of interest rate swap	—	—	—	—	678,906	678,906
Change in value of interest rate cap	—	—	—	—	25,460	25,460

Total comprehensive loss						(4,295,988)

Balance, December 31, 2003	24	$1	$18,031,871	$(5,636,586)	$25,460	$12,420,746

See accompanying notes.

MACQUARIE AMERICAS PARKING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Period from
	Year Ended	July 23 to
	December 31,	December 31,
	2003	2002

Operating activities
Net loss	$(5,000,354)	$(636,232)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,342,643	35,630
Amortization of deferred finance and other costs	3,823,201	22,788
Amortization of finite-lived intangible assets	3,576,694	57,429
Loss on disposition of property and equipment	5,233	—
Deferred rent	314,914	6,003
Minority interests	(1,519,594)	(23,561)
Changes in operating assets and liabilities:
Restricted cash	(603,675)	—
Trade accounts receivable	(123,486)	(3,096)
Other receivables	(966,626)	(227,612)
Prepaid expenses	(46,697)	154,976
Other assets	(428,876)	(92,522)
Accounts payable	228,973	77,119
Accrued expenses	134,220	1,774,058
Deferred revenue	28,091	227,612

Net cash provided by operating activities	764,661	1,372,592
Investing activities
Net assets acquired in acquisition	(67,298,757)	(12,620,239)
Purchase of property and equipment	(6,592,893)	(302,630)
Other	(64,001)	—

Net cash used in investing activities	(73,955,651)	(12,922,869)
Financing activities
Sale of common stock	709,072	23,622,000
Borrowings on long-term debt	130,750,000	59,000,000
Repayment of long-term debt	(59,000,000)	(57,000,000)
Restricted cash — non-current	(2,012,598)	(1,450,691)
Borrowings on notes payable	34,890	—
Repayment of notes payable and capital lease obligations	(143,878)	—
Deferred finance costs	(3,866,854)	(3,418,258)
Purchase of derivative instrument	(920,000)	—
Redemption of shares	(6,299,200)	—
Net advances (repayments) to related parties	(383,070)	79,692
Increase in minority interests	6,817,707	575,000

Net cash provided by financing activities	65,686,069	21,407,743

Net increase (decrease) in cash and cash equivalents	(7,504,921)	9,857,466
Cash and cash equivalents, beginning of period	9,857,466	—

Cash and cash equivalents, end of period	$2,352,545	$9,857,466

Supplemental disclosure of cash flow information
Cash paid during year for interest	$3,957,709	$—

Supplemental disclosures of non-cash investing and financing information
Acquisition of property and equipment under capital leases	$756,886	$—

Unrealized gain (loss) on derivative instrument	$678,906	$(678,906)

Change in value of derivative instrument	$25,460	$—

Member units of subsidiary issued for financing costs	$500,000	$—

See accompanying notes.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1.	Summary of Significant Accounting Policies

Description of Business

          Macquarie Americas Parking Corporation (the “Company” or “MAPC”), a Delaware corporation, was formed on July 23, 2002 for the purpose of acquiring the off-site airport parking operations of the PCA Group (see note 3). Effective on December 18, 2002 (the “Contribution Date”), the Company and its subsidiaries provide off-site airport parking services, transportation services and airport related hotel transportation services at, or in connection with, off-site airport parking facilities. At December 31, 2003, the Company owns or leases (through its majority owned subsidiary PCAA Parent, LLC) 23 off-airport parking locations in California, Arizona, Colorado, Texas, Georgia, Tennessee, Pennsylvania, Connecticut, New York, New Jersey, and Illinois.

Consolidation

          The consolidated financial statements include the accounts of the Company and its subsidiary companies, which include Parking Company of America Airports Holdings, LLC (“Holdings” — 83.2% owned by MAPC); PCAA Parent, LLC (“Parent” — 53.3% owned by Holdings)(formerly Parking Company of America Airports, LLC); and Parent’s 100%-owned subsidiaries: Parking Company of America Airports, LLC; Parking Company America Airports Phoenix, LLC; PCA Airports, Ltd.; PCAA GP, LLC; PCAA LP, LLC and PCAA Chicago, LLC. Through its 83.2% ownership of Holdings, MAPC’s effective ownership of Parent was 44.3% at December 31, 2003. All significant inter-company profits, transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

          The Company considers cash and cash equivalents to include cash on hand, in banks, and short-term, highly liquid investments with original maturities of three months or less.

Property, Improvements and Equipment

          Property, improvements and equipment are recorded at cost. Balances at December 31, 2003 and 2002 are as follows:

	December 31
	2003	2002

Property and equipment, at cost:
Land	$42,980,966	$17,058,327
Buildings	5,296,917	1,810,103
Land improvements	9,682,628	8,430,619
Leasehold improvements	3,632,299	3,169,322
Transportation equipment	2,071,071	1,085,240
Equipment under capital lease	902,843	—
Machinery and equipment	2,009,855	714,987
Furniture and fixtures	63,532	58,636
Construction in progress	29,936	—

	66,670,047	32,327,234
Accumulated depreciation and amortization	(1,373,039)	(35,630)

Net property and equipment	$65,297,008	$32,291,604

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Depreciation and amortization is computed on the straight-line basis using the following useful lives:

Buildings	9 to 40 years
Land improvements	11 to 40 years
Leasehold improvements	3 to 36 years
Transportation equipment	3 to 5 years
Equipment under capital lease	3 to 5 years
Machinery and equipment	5 to 26 years
Furniture and fixtures	5 to 7 years

          Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets.

          Expenditures for maintenance and repairs are expensed as incurred. During the year ended December 31, 2003 and the period ended December 31, 2002, maintenance and repairs charged to expense were approximately $144,501 and $2,500, respectively. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

Goodwill and Intangible Assets

          In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” Under these rules, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but instead are subject to annual impairment tests in accordance with these statements. Other intangible assets are amortized over their useful lives.

          The Company applied SFAS No. 141 and No. 142, in accounting for goodwill and intangible assets for the year ended December 31, 2003 and period ended December 31, 2002. Goodwill and intangibles assets were recorded on the Contribution Date based on the carryover basis of the assets and the fair market values (see Note 3) and at fair market value on the acquisition date (see Note 4). The Company performed the required impairment tests of goodwill as of December 31, 2003 and 2002, and determined that no event or changes in circumstances indicated impairment of goodwill had occurred since the Contribution Date and acquisition date, respectively.

Impairment of Long-lived Assets

          SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the cost basis of a long-lived asset is greater than the projected future undiscounted net cash flows for such asset (excluding interest), an impairment loss is recognized. Impairment losses are calculated as the difference between the cost basis of an asset and its estimated fair value. The Company adopted SFAS No. 144 during the period ended December 31, 2002.

          In the performance of impairment tests on other intangibles, the Company recorded an impairment loss of $992,032 related to certain contract rights during the year ended December 31, 2003 (see Note 6). The Company believes no further provision for impairment losses are necessary. There can be no assurance, however, that market conditions or demand for the Company’s services will not change which could result in impairment charges in the future.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Finance Costs

          The costs of obtaining financing are capitalized and amortized as interest expense over the term of the respective financing using the straight-line method, which approximates the interest method. Amortization of such costs for the year ended December 31, 2003 and for the period ended December 31, 2002 totaled $3,748,201 and $22,788, respectively. In connection with the debt refinancing that occurred on October 1, 2003, approximately $2,882,731 of debt issuance costs related to the credit facility in place at December 31, 2002 were written off and charged to interest expense (see Note 7).

Lease Transactions and Related Balances

          The Company accounts for operating lease obligations on a straight-line basis. The difference between actual lease payments and straight-line lease expenses over the lease term is included in deferred rent. Deferred rent of $320,916 and $6,003 for existing leases is included in the accompanying consolidated balance sheets at December 31, 2003 and 2002, respectively. Rent expense for all operating leases is recorded in direct expenses.

Revenue Recognition

          Parking lot revenue is recorded as services are performed, net of appropriate allowances and local taxes. For customer vehicles remaining at our facilities at year end, revenues for services performed were recorded in other receivables in the accompanying balance sheet based upon the value of unpaid parking revenues for customer vehicles.

          The Company offers various membership programs for which customers pay an annual membership fee. The Company accounts for membership fee revenue on a “deferral basis” whereby membership fee revenue is recognized ratably over the one-year life of the membership. In addition, the Company also sells prepaid parking vouchers which can be redeemed for future parking services. Sales of prepaid vouchers are recorded as “deferred revenue” and recognized as parking revenue when redeemed in the future. The value of unearned membership revenue and prepaid vouchers has been included in deferred revenue in the accompanying balance sheet.

Advertising and Marketing Expenses

          The Company’s policy is to expense advertising the first time the advertising takes place. Costs associated with its direct response programs are prepaid and charged to expense once the printed materials are distributed to the public. As of December 31, 2003, prepaid advertising totaled $19,300. Total advertising and marketing expenses were $1,265,643 and $23,988 for the year ended December 31, 2003 and the period ended December 31, 2002, respectively.

Income Taxes

          Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Due to the Company’s lack of history of earnings, the Company has established a full valuation allowance for its net deferred tax assets.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company’s management to make estimates and assumptions

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

          At December 31, 2003 and 2002, the Company’s financial instruments recorded on the balance sheets include cash equivalents, restricted cash, interest rate swap agreement, interest rate cap agreement, notes payable, capital leases and long-term debt. At December 31, 2003 and 2002, the fair value of the Company’s financial instruments approximated the carrying value.

          The Company uses variable rate debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of its interest payments. To meet this objective, the Company enters into various types of derivative instruments to manage fluctuations in cash flows resulting from interest rate risk. These instruments include interest rate swaps and caps. Under its interest rate swap agreements (none at December 31, 2003), the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating fixed rate debt. The interest rate cap agreement outstanding as of December 31, 2003 protects the Company from increases in interest rates that would result in increased cash interest payments made under its Credit Facility (see Note 7). Under its interest rate cap agreement, the Company has the right to receive cash if interest rates increase above a specified level.

          Interest rate differentials to be paid or received as a result of interest rate swap or cap agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. Interest rate cap premiums paid are amortized to interest expense ratably during the life of the agreement. Amounts related to the interest rate swaps and the intrinsic value of terminated cap agreements are deferred and amortized as an adjustment to interest expense over the original period of interest exposure, provided the designated liability continues to exist or is probable of occurring.

          Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and for Hedging Activities,” as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities — An Amendment of SFAS No. 133,” require the Company to recognize all derivatives on the balance sheet at fair market value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is an effective hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

          It is the Company’s policy to enter into interest rate swap and cap contracts only to the extent necessary to reduce exposure to fluctuations in interest rates. The Company does not enter into interest rate swap or cap contracts for speculative purposes. In the unlikely event that a counterparty to a swap or cap agreement fails to meet the terms of an interest rate cap contract as of December 31, 2003, the Company’s exposure is limited to the interest rate differential on the notional amount. The Company does not anticipate nonperformance by the counterparty.

Concentration of Credit Risk and Labor Contract

          Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, trade accounts receivable and its interest rate cap agreement. While amounts on deposit with financial institutions may exceed federal insurance limits, the Company places its cash and cash equivalents and restricted cash with high quality credit institutions.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additionally, the Company performs ongoing credit evaluations of its customers and establishes allowances for doubtful accounts when appropriate. At December 31, 2003 and 2002, no provision for doubtful accounts was considered necessary. The fair value of the instruments, including long-term debt, approximates market at December 31, 2003 and 2002.

          As of December 31, 2003, approximately 17% of the Company’s employees are covered by union contracts that will expire between December 31, 2004 and November 15, 2007.

Reclassifications

          Certain amounts in the prior year have been reclassified to conform to the current year presentation.

Newly Issued Accounting Standards

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 provides guidance on how to identify a variable interest entity (“VIE”) and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE need to be included in a company’s consolidated financial statements. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”), which provided additional guidance on the definition of a VIE and delayed the effective date for privately held companies until the beginning of the first reporting period beginning after December 15, 2004, except for entities created after December 31, 2003, which must be accounted for under FIN 46 or FIN 46R upon the initial involvement with the entities. The Company does not expect any effect of this Interpretation’s provisions on its consolidated financial position and results of operations.

          In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, (“SFAS No. 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 addresses certain financial instruments that, under previous guidance, could be accounted for as equity, but now must be classified as liabilities in statements of financial position. These financial instruments include: (1) mandatory redeemable financial instruments, (2) obligations to repurchase the issuer’s equity shares by transferring assets, and (3) obligations to issue a variable number of shares. With limited exceptions, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company in fiscal 2004. The Company does not expect that the adoption of SFAS No. 150 will have a material effect on its consolidated financial position and results of operations.

2.	Restricted Cash

          The Company’s credit facility with its bank requires the maintenance of both operational and financing related reserve accounts. Restricted cash for operational purposes as of December 31, 2003 was $603,675 for payment of real estate taxes and has been classified in current assets. Restricted cash related to financing activities in the amount of $5,255,792, of which $3,463,289 have been funded at December 31, 2003, has been issued for payment of repairs, insurance and debt service in the event of default and $1,000,000 in a deferred purchase price reserve related to the acquisition of Avistar Satellite Airport Parking, LLC (see Note 4). These financing reserves have been reflected as restricted cash in other assets on the accompanying balance sheet as of December 31, 2003. At December 31, 2002, the then existing credit agreement required that the Company maintain a Senior Debt Reserve Account at a balance sufficient to cover six months of interest payments. The cash held in this account was restricted for the sole purpose of making interest payments in the event of a default and totaled $1,450,691. These amounts have been classified as restricted cash in “other assets” on the accompanying balance sheets as of December 31, 2002.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Business Combination

          On December 18, 2002 (the “Contribution Date”), the Company, Parent and the PCA Group (which includes PCA Parking Company of America, LLC, Parking Company of America Management, LLC, ARE Holdings, LLC, and Atlas Superpark, Ltd.) entered into a Contribution and Membership Agreement (the “Agreement”). Pursuant to the Agreement, the PCA Group contributed certain assets and Parent assumed certain debt in exchange for 23,000 membership units, with an agreed-upon value of $1,000 per unit. The Company then purchased 11,000 membership units from the PCA Group for an aggregate purchase price of $11,000,000. In addition, the Company purchased an additional 4,999 membership units from Parent for cash at an agreed-upon value of $1,000 per unit. This business combination has been accounted for using the purchase method of accounting and the results of operations have been included in the Statements of Operations since the Contribution Date.

          The allocation of the purchase price (including capitalized transaction costs of $2,118,352) was as follows:

Net working capital contributed	$(498,113)
Land	16,977,452
Buildings	1,597,478
Land improvements	8,430,619
Leasehold improvements	3,169,322
Machinery, equipment and office furnishings	1,849,733
Finite-lived intangible assets	6,285,400
Goodwill	21,182,060

Total assets acquired	58,993,951
Long-term debt assumed	(56,541,321)
Capital lease obligations assumed	(458,679)

Net assets acquired	1,993,951
Assumption of net liabilities from PCA Group	10,626,288

Purchase price of member interests in Parent	$12,620,239

          As a result of the assumption of net liabilities from the PCA Group, no minority interest was recorded in Parent on the Contribution Date. Instead, $10,626,288 was recorded as additional goodwill in consolidation. In addition, losses attributable to PCA Group’s minority interests in the amount of $1,987,436 and $245,857 for the year ended December 31, 2003 and the period ended December 31, 2002, respectively, were allocated to the Company.

4.	Acquisitions

          On October 1, 2003, the Company completed the acquisition of the assets and certain liabilities of Airport Satellite Parking, LLC, Airport Satellite Parking Newark, LLC, Airport Satellite Parking Riteway, LLC, Airport Satellite Parking New Jersey, LLC, Airport Satellite Parking Hartford, LLC, and Airport Satellite Parking O’Hare, LLC (collectively “Avistar”) for $67,298,757 (including $4,701,343 of transaction costs). Avistar operated off-airport parking services at 10 locations in Connecticut, New York, New Jersey, Pennsylvania and Illinois. In addition, the Company also exercised an option to purchase a separate parcel of land for $4,000,000 as part of the same transaction. The acquisition has been accounted for using the purchase method of accounting and the results of operations for Avistar have been included

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the financial statements since the acquisition date. The fair value of the assets acquired as of the acquisition date was as follows:

Net working capital	$(1,157,135)
Land	20,715,000
Buildings and building improvements	2,652,501
Improvements	1,050,403
Leasehold improvements	413,025
Transportation equipment	827,705
Equipment under capital leases	145,957
Other equipment and office furnishings	1,105,344
Customer relationships	6,400,000
Leasehold interests	2,390,609
Goodwill	33,160,442

Total assets acquired	67,703,851
Notes payable assumed	(270,569)
Capital lease obligations assumed	(134,525)

Net assets acquired	$67,298,757

          The net working capital acquired consisted of accounts receivable, prepaid expenses, accounts payable and accrued taxes. The Company allocated $6,400,000 of purchase price to customer relationships in accordance with Emerging Issues Task Force Issue 02-17, “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination.” The Company will amortize the amount allocated to customer relationships over an eight-year period. The purchase agreement included an incentive provision whereby the seller may receive an additional payment of $1,000,000 based upon the achievement of earnings targets of Avistar for the twelve months ended December 31, 2003. Any amounts owed under this incentive provision will be recorded as goodwill in the period the payment is made. The purchase agreement also includes a provision to adjust the purchase price based on a final accounting for certain working capital items that were funded at the acquisition date.

          The following pro forma unaudited information is presented to illustrate the estimated effects of the 2003 Avistar acquisition had the transaction occurred on January 1, 2003 (information for 2002 has not been presented because of the short period):

Year Ended
December 31,
2003

(unaudited)
Revenues	$44,964,000
Operating income	5,370,000
Net loss	(5,172,000)

5.	Income Taxes

          Income taxes in the Company’s consolidated financial statements represent income taxes attributable to entities in the consolidated group that are subject to taxation. No income tax provision (benefit) has been provided by the Company for income (loss) allocable to minority members of the limited liability subsidiaries, which are not subject to taxation. The taxable income or loss of limited liability subsidiaries are allocated to each of the respective members in accordance with the limited

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liability company agreements. The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate:

	Year Ended December 31,

	2003	2002

Income tax benefit at U.S. statutory rates	(34)%	(34)%
State and local income taxes, net of federal income tax effect	(3)	(3)
Losses allocated to minority interests (including minority interests share of nondeductible intangibles)	7	—
Change in valuation allowance	30	37

Total	0%	0%

          The following table presents the federal and state and local provision (benefit) for income taxes on a separate tax return basis:

	December 31,

	2003	2002

Current	$—	$—
Deferred:
Federal	(1,793,000)	(228,000)
State and local	(158,000)	(20,000)
Less change in valuation allowance	1,951,000	248,000

Income taxes	$—	$—

          The components of deferred tax assets are as follows:

	December 31,

	2003	2002

Deferred income tax assets:
Net operating loss carryforward	$1,468,000	$53,000
Difference in allocation of losses to minority interests	871,000	96,000
Losses from subsidiaries	—	66,000
Accrued liabilities	6,000	33,000

Total deferred income tax assets	2,345,000	248,000

Deferred tax liabilities:
Losses from subsidiaries	(146,000)	—

Total deferred tax liabilities	(146,000)	—

	2,199,000	248,000
Less valuation allowance	(2,199,000)	(248,000)

Net deferred tax assets	$—	$—

          The Company has a net operating loss carryforward of approximately $3.4 million and $152,000 for federal and state income tax purposes, respectively, at December 31, 2003, which can be carried forward to offset future taxable income. The net operating loss carryforwards begin to expire in 2022 and in 2012 for federal and state purposes, respectively. The Company has established a valuation allowance for deferred tax assets due to the lack of earnings history.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Finite-lived Intangible Assets

          Finite-lived intangible assets consisted of the following at December 31:

	2003	2002
Cost
Contract rights	$2,457,020	$2,457,000
Covenant not-to-compete	3,828,380	3,828,400
Customer relationships	6,400,000	—
Leasehold interests	2,390,609	—

Total	$15,076,009	$6,285,400

	2003	2002
Accumulated amortization
Contract rights (weighted-average useful life — 15 months)	$1,771,204	$14,891
Covenant not-to-compete (weighted-average useful life — 3 years)	1,577,890	42,538
Customer relationships (weighted-average useful life — 8 years)	200,000	—
Leasehold interests (weighted-average useful lives — 19 years)	85,028

Total	$3,634,122	$57,429

          Effective June 1, 2003, the Company agreed to the early termination of the underlying lease related to the contract rights outstanding as of December 31, 2002. The settlement requires the tenant to continue paying the Company for an additional 15 months at the contractual lease rate. As a result of the settlement, the Company recorded an impairment loss related to the contract rights in the amount of $992,032 in 2003. The amortization expense related to the intangible assets for the year ended December 31, 2003 and the period ended December 31, 2002, was $3,576,693 and $57,429, respectively. The estimated amortization expense for finite-lived intangible assets for the next five years is as follows:

2004	$3,361,283
2005	1,855,254
2006	1,017,671
2007	895,228
2008	895,228

7.	Long-Term Debt

          On October 1, 2003, the Company refinanced its long-term debt and entered into a new $126 million credit facility (the “Facility”) with GMAC Commercial Mortgage Corporation. The proceeds of the Facility were used to repay previously outstanding long-term debt and fund the Avistar acquisition (see Note 4). The Facility is secured by all the assets of the PCAA Group. In addition, guarantees in the aggregate amount of $2,000,000 have been made by three members of the Company and the Chief Executive Officer of the Company. The Facility matures on October 1, 2006, but may be extended at the option of the Company for up to two additional years. The Company is required to maintain reserves (see Note 2) and has limitation on the amount of additional borrowings. The Company is in compliance with the covenants as of December 31, 2003. The Facility bears interest at the floating base rate (defined as the one month LIBOR), plus 3.44% and is payable monthly in arrears.

          In addition, the Company entered into a separate $4.75 million credit facility (the “O’Hare Facility”) with GMAC Commercial Mortgage Corporation in order to purchase certain property in Chicago, Illinois. The O’Hare Facility is secured by the all the assets of PCAA Chicago, LLC. The

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

O’Hare Facility matures on January 1, 2009 and requires monthly payments of principal and interest in the amount of $28,675.

          At December 31, 2002 and 2003, long-term debt consists of the following:

	2003	2002

Loan payable, with interest at 4.574% at December 31, 2003	$126,000,000	$—
Loan payable, with interest at 5.325% at December 31, 2003	4,750,000	—
Note payable to bank, with an original maturity of December 2007, repaid in 2003	—	45,000,000
Note payable to bank, with an original maturity of December 2007, repaid in 2003	—	14,000,000

	130,750,000	59,000,000
Unrealized loss on derivative instrument	—	678,906
Less current portion	(92,340)	—

Long-term portion	$130,657,660	$59,678,906

          At December 31, 2003, future maturities of long-term debt are as follows:

2004	$92,340
2005	96,356
2006	126,101,708
2007	107,353
2008	113,305

          On October 1, 2003, the Company entered into an interest rate cap agreement with Sumitomo Mutsui Banking Corporation (SMBC). The Company paid $920,000 to obtain the cap which hedges against increases in LIBOR rates through October 1, 2006. The initial notional amount is $126 million and the cap rate is fixed at 4.5% for LIBOR for the entire life of the agreement. The Company has accounted for the interest rate cap as a cash flow hedge. Accordingly, the cost of the interest rate cap was capitalized on October 1, 2003 and adjustments to the fair market value are recorded as an adjustment to other comprehensive loss in the stockholders’ equity section of the balance sheet. The portion of the interest cap determined to have become ineffective due to a change in the time value of the interest cap is being amortized to interest expense.

          As of December 31, 2002, the Company had entered into one interest rate swap contract, which originally matured on December 19, 2007. The Company accounted for the interest rate swap as a cash flow hedge and recorded the fair value of the interest rate swap of approximately $679,000 as an increase of its long-term debt and as an accumulated other comprehensive loss in the accompanying balance sheet at December 31, 2002. On October 1, 2003, the Company refinanced the long-term debt for which the interest rate swap was associated. As a result of the early termination of the interest rate swap, the Company paid approximately $847,075 to terminate the interest swap. The cost of terminating the interest rate swap was recorded as additional interest expense for the year ended December 31, 2003.

8.	Notes Payable and Capital Leases

          The Company has entered into notes payable with various finance companies for the purchase of transportation equipment. The notes are secured by the equipment and require monthly payments of principal and interest at rates ranging from 6.33% to 10.11%. The Company also leases certain transportation equipment under capital leases. The following is a summary of the maturities of the notes

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payable and the future minimum lease payments under capital leases, together with the present value of the minimum lease payments, as of December 31, 2003:

	Notes	Capital
	Payable	Leases

2004	$187,366	$263,022
2005	68,583	261,690
2006	—	188,933
2007	—	117,301
2008	—	104,081

Total minimum payments	$255,949	$935,027
Less: amounts representing interest		(137,984)

Present value of minimum payments		797,043
Less current portion	(187,366)	(201,719)

Long-term portion	$68,583	$595,324

          The net book value of equipment under capital lease at December 31, 2003 and 2002 was $836,802 and $0, respectively.

9.	Stockholders’ Equity

          The Limited Liability Agreement for Parent (the “LLC Agreement”), dated September 30, 2003, grants the Company and Holdings a right of first refusal to purchase any or all of the other members’ outstanding units offered for sale. In the event the Company or Holdings elects not to purchase the member units, the member has the right to sell the units at a price that is equal to, or greater than, the previous offer price made available to the Company and Holdings.

          The LLC Agreement grants Holdings certain drag-along rights. The drag-along rights include the option to include all non-majority member units in an offer for sale to a third party. The other members’ units are subject to the same terms and conditions as are applicable to the majority member. In the event of a partial sale, each member shall be obligated to participate at the same percentage as that which is offered by the majority member. Under the Members’ Agreement, Holdings is prohibited from exercising its drag-along right prior to December 18, 2004, unless Parent is in material default with its lender.

          The LLC Agreement grants each member certain tag-along rights when a member proposes to engage in the sale of at least 10% of Parent’s total outstanding units. The tag-along rights include the option to participate in the sale of member units engaged by any other member. Upon notification by the selling member, each member may offer for sale a percentage of their current member units equal to the percentage of ownership being offered by the other member. Notwithstanding the above, if, prior to December 18, 2005, Holdings elects to sell any part of its member units, such that the sale would terminate Parent pursuant to Internal Revenue Code Section 708(b)(1)(B), then the PCA Group shall be allowed to participate, regardless of the number of units or percentage of Parent’s total outstanding units offered by Holdings. Further, under certain conditions, the PCA Group will be entitled to sell more units than the percentage being offered by Holdings.

          Parent’s Members’ Agreement grants the PCA Group certain put rights. For a period of 90 days after December 18, 2010 and 2014, the PCA Group may demand that Holdings purchase all the outstanding units then held by the PCA Group. Holdings will be responsible for determining the fair

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

market value of Parent and the related price per unit. In the event the PCA Group finds the price to be unacceptable, then both parties have agreed to engage an independent investment banker or appraisal firm to determine the fair market value of the member units.

10.	Commitment and Contingencies

          The Company is obligated under non-cancellable operating leases for various parking facilities. These operating leases expire between 2004 and 2020. Certain of the facility leases provide that the Company pay for real estate taxes and insurance and certain leases provide for contingent rents or may have rent escalations and, in certain circumstances, provide a purchase option to the Company. Contingent facility rentals are determined on the basis of a percentage of sales in excess of a stipulated minimum for certain locations as defined in the individual lease agreements. Scheduled future minimum lease payments under such non-cancellable operating leases at December 31, 2003, are as follows:

Year ending December 31:
2004	$5,808,468
2005	5,761,791
2006	4,625,960
2007	4,497,512
2008	3,955,799
Thereafter	11,142,365

$35,791,895

          Rent expense of $3,705,356 and $79,387 is included in direct expenses in the accompanying consolidated statements of operations for the year ended December 31, 2003 and the period ended December 31, 2002, respectively. Most of the leases are subject to renewal under terms similar to existing lease terms.

          At December 31, 2003, the Company had purchase commitments under construction contracts totaling approximately $187,500.

          The Company owns a parcel of real estate that covers an area of land for which a third party has been identified as a potentially responsible party (“PRP”) by the Environmental Protection Agency. Although the Company did not own the property at the time the contamination was believed to have occurred, the Company has purchased an environmental insurance policy for the property to minimize its risk against any future claims. The policy expires in July 2007 and is renewable.

11.	Related Party Transactions

          In connection with the Agreement (see Note 3), Parent entered into an Operations Agreement whereby the Parking Company of America Management, LLC (“PCAM”), an affiliate of the PCA Group, would continue to provide operational management, marketing, accounting, human resources and advisory services on behalf of Parent. The Operations Agreement specified that the management fee was to be calculated based upon 7.5% of earnings before interest, depreciation, amortization, taxes and management fees, less all capital expenditures related to the acquisition of additional shuttle vehicles. The Operations Agreement further provided that Parent advance PCAM an amount equal to $50,000 per month, as an estimate of the annual management fees. The Operations Agreement was originally for a term of 61 months and would have continued through January 17, 2008. However, the Operations Agreement was canceled on October 1, 2003. Parent paid PCAM $214,188 and $9,355 in management fees for the year ended December 31, 2003 and the period ended December 31, 2002, respectively. In

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

addition, the Company entered into a sublease agreement for office space with PCAM. The lease is month to month and requires payments of $8,000 per month. The Company paid PCAM $24,000 in rent during 2003.

          Additionally, the Operations Agreement required PCAM to maintain certain shuttle buses at a cost of $650 per bus. Concurrent with the cancellation of the Operations Agreement, the Company entered into a new maintenance agreement with PCAM for its shuttle bus fleet. The new maintenance agreement provides for maintenance to be performed on a time and materials basis. The Company paid PCAM maintenance fees of $124,534 and $2,516 for the year ended December 31, 2003 and the period ended December 31, 2002, respectively.

          At December 19, 2002, PCAA was unable to obtain the necessary assignment of one of the transportation contracts held by PCAM. Therefore, PCAA and PCAM agreed to allow PCAM to continue performing the services under the contract in exchange for a reduction in the management fee due PCAM. It was agreed that the management fee would be reduced by the amount of profit realized by PCAM on the contract for as long as the services under the contract were performed by PCAM. On June 1, 2003, the transportation contract was assigned to Parent and all the employees, vehicles and equipment related to the performance of the contract were transferred to Parent. Approximately $93,566 of equipment was transferred to Parent from PCAM in connection with the contract assignment.

          The Company has entered into a consulting agreement with one of Parent’s board of directors. The consulting fee is payable monthly at an annual rate of $51,140 per year as of December 31, 2003. The agreement may be terminated by the Company upon 30 days notice. Consulting fees totaled $50,000 and $0 in 2003 and 2002, respectively.

          Upon commencement of the off-airport operations business on December 20, 2002, PCAM paid the operating expenses for Parent until a checking account could be established. In addition, the Agreement called for Parent to reimburse PCAM for any prepaid expenses, deposits or transaction costs that were advanced prior to December 18, 2002. As of December 20, 2002, PCAM had advanced $302,249 with respect to deposits, prepaid expenses and transaction costs. As of December 31, 2003 and 2002, Parent owed PCAM a total of $0 and $381,941, respectively.

MACQUARIE AMERICAS PARKING CORPORATION

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the nine months ended September 30, 2004 and 2003

MACQUARIE AMERICAS PARKING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2004	2003

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,738,691	$2,352,545
Restricted cash	624,894	603,675
Trade accounts receivable	505,151	200,983
Other receivables	567,468	1,015,804
Due from related party	360,746	7,252
Prepaid expenses	843,510	458,833

Total current assets	5,640,460	4,639,092
Net property and equipment, at cost	65,025,232	65,297,008
Other assets:
Fair value of derivative instrument	226,711	870,460
Deferred finance costs, net	2,935,815	4,014,123
Finite-lived intangible assets, net	8,749,470	11,441,887
Goodwill	64,860,706	64,838,770
Restricted cash, non-current portion	5,709,556	3,463,289
Other assets	1,521,751	577,897

	84,004,009	85,206,426

Total assets	$154,669,701	$155,142,526

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of notes payable and capital leases	$592,540	$389,085
Current portion of long-term debt	93,133	92,340
Accounts payable	268,192	598,897
Accrued expenses	3,500,653	3,222,460
Deferred revenue	329,295	420,840
Due to related party	151,958	6,123

Total current liabilities	4,935,771	4,729,745
Notes payable, less current portion	—	68,583
Capital lease obligations, less current portion	893,546	595,324
Long-term debt, less current portion	130,597,963	130,657,660
Deferred rent	595,582	320,916

Total liabilities	137,022,862	136,372,228
Commitments and contingencies
Minority interests	6,275,166	6,349,552
Stockholders’ equity:
Common stock, $.01 par value; 1,000 shares authorized, 24 shares issued and outstanding in 2004 and 2003	1	1
Additional paid in capital	18,031,871	18,031,871
Accumulated deficit	(6,271,910)	(5,636,586)
Accumulated other comprehensive	(388,289)	25,460

	11,371,673	12,420,746

Total liabilities and stockholders’ equity	$154,669,701	$155,142,526

See accompanying notes to condensed consolidated financial statements.

MACQUARIE AMERICAS PARKING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,

	2004	2003

	(Unaudited)
Revenue	$38,045,827	$14,669,980
Direct expenses	27,175,654	10,839,676

	10,870,173	3,830,304
Selling, general and administrative expenses	3,229,208	670,710
Amortization of intangibles	2,692,416	1,486,562

Operating income	4,948,549	1,673,032
Other (expense) income:
Interest expense	(6,129,933)	(2,620,398)
Interest income	24,145	16,779
Other expense	(35,021)	(5,990)

Total other (expense) income	(6,140,809)	(2,609,609)

Loss before income taxes and minority interests	(1,192,260)	(936,577)
Income taxes	—	—

Loss before minority interests	(1,192,260)	(936,577)
Minority interest in loss of consolidated subsidiaries	556,937	36,427

Net loss	$(635,323)	$(900,150)

See accompanying notes to condensed consolidated financial statements.

MACQUARIE AMERICAS PARKING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2004	2003

	(Unaudited)
Operating activities
Net loss	$(635,323)	$(900,150)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,637,507	761,052
Amortization of deferred finance costs and other costs	1,308,308	512,739
Amortization of intangible assets	2,692,416	1,486,562
Gain on sale of asset	—	(958)
Deferred rent	274,666	132,916
Minority interests	(556,937)	(36,427)
Changes in operating assets and liabilities:
Restricted cash	(21,219)	(9,111)
Trade accounts receivable	(304,168)	(176,656)
Other receivables	448,336	(1,226)
Prepaid expenses	(384,677)	(234,587)
Other assets	(943,853)	(1,438,724)
Accounts payable	(330,705)	216,174
Accrued expenses	278,193	(1,494,728)
Deferred revenue	(91,545)	—

Net cash provided by (used in) operating activities	3,370,997	(1,183,124)
Investing activities
Purchase of property and equipment	(500,765)	(440,820)
Other	(21,935)	35,066

Net cash used in investing activities	(522,700)	(405,754)
Financing activities
Repayment of long-term debt	(58,904)	—
Borrowing on notes payable and capital lease obligations	—	34,890
Repayment of notes payable and capital lease obligations	(431,871)	(26,210)
Redemption of shares	—	(6,299,200)
Net payments to related parties	(204,231)	(388,488)
Net contributions from minority interests	482,551	—
Restricted cash, non-current portion	(2,246,267)	—

Net cash used in financing activities	(2,459,151)	(6,679,008)

Net increase (decrease) in cash and cash equivalents	389,164	(8,267,886)
Cash and cash equivalents, beginning of period	2,352,545	9,857,466

Cash and cash equivalents, end of period	$2,741,691	$1,589,580

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$5,285,615	$2,103,743

Supplemental disclosures of non-cash investing and financing information
Unrealized loss on derivative instrument	$—	$(847,075)

Acquisition of property and equipment under capital leases	$864,966	$299,904

Change in fair value of interest rate cap derivative instrument	$(413,749)	$—

See accompanying notes to condensed consolidated financial statements.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Consolidation

          Macquarie Americas Parking Corporation (the “Company” or “MAPC”), a Delaware corporation, was formed on July 23, 2002 for the purpose of acquiring the off-site airport parking operations. Effective on December 18, 2002 (the “Contribution Date”) the Company and its subsidiaries provide off-site airport parking services, transportation services and airport related hotel transportation services at, or in connection with, off-site airport parking facilities. The Company currently owns or leases (through its majority owned subsidiary PCAA Parent, LLC) 23 off-airport parking locations in California, Arizona, Colorado, Texas, Georgia, Tennessee, Pennsylvania, Connecticut, New York, New Jersey, and Illinois.

          The consolidated financial statements include the accounts of the Company and its subsidiary companies which include Parking Company of America Airports Holdings LLC (“Holdings” — 83.2% owned by MAPC), PCAA Parent, LLC (“Parent” — 51.9% owned by Holdings)(formerly Parking Company of America Airports, LLC); and Parent’s 100% owned subsidiaries Parking Company of America Airports, LLC; Parking Company America Airports Phoenix, LLC; PCA Airports, Ltd; PCAA GP, LLC; PCAA LP, LLC, PCAA Chicago, LLC, PCAA Oakland, LLC and PCAA Properties, LLC. Through its 83.2% ownership or Holdings MAPC’s effective ownership of Parent was 43.2% at September 30, 2004. All significant inter-company profits, transactions and balances have been eliminated in consolidation.

          The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America for interim reporting. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments considered necessary for a fair presentation, consisting only of normal and recurring adjustments. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004. For further information, refer to the Company’s consolidated financial statements and footnotes thereto for the year ended December 31, 2003.

2.	Income Taxes

          Income taxes for the nine months ended September 30, 2004 and 2003 were computed using the effective rate estimated to be applicable for the full fiscal year, which is subject to ongoing review and evaluation by management. The Company has established a full valuation allowance for deferred income tax assets due to the lack of earnings history.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Finite-lived Intangible Assets

          Finite-lived intangible assets consisted of the following at September 30, 2004 and December 31, 2003:

	September 30,	December 31,
	2004	2003

Cost
Contract rights	$2,457,020	$2,457,020
Covenant not-to-compete	3,828,380	3,828,380
Customer relationships	6,400,000	6,400,000
Leasehold interests	2,390,609	2,390,609

Total	$15,076,009	$15,076,009

Accumulated amortization
Contract rights (weighted-average useful life — 15 months)	$2,457,020	$1,771,204
Covenant not-to-compete (weighted-average useful life — 3 years)	2,729,404	1,577,890
Customer relationships (weighted-average useful life — 8 years)	800,000	200,000
Leasehold interests (weighted-average useful lives — 19 years)	340,115	85,028

Total	$6,326,539	$3,634,122

          The amortization expense related to the intangible assets for the nine months ended September 30, 2004 and 2003 was $2,692,416 and $1,486,562, respectively.

4.	Comprehensive Loss

          The components of comprehensive loss for the nine months ended September 30, 2004 and 2003 are as follows:

	Nine Months Ended
	September 30,

	2004	2003

Net loss	$(635,323)	$(900,150)
Loss on derivative instrument	(413,749)	(847,075)

Comprehensive loss	$(1,049,072)	$(1,747,225)

5.	Notes Payable

          In April 2004, Parent entered into a $1.3 million revolving loan agreement with a related party in order to finance the start-up costs of a new parking facility. The facility matures in March 2005 and bears interest at a rate of 9% per year. As of September 30, 2004, the balance had been repaid in full and the loan agreement was terminated.

MACQUARIE AMERICAS PARKING CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Subsequent Event

          In July 2004, the Macquarie Infrastructure Company, Inc. (“MIC”) extended an offer to purchase for cash the ownership interests of the minority holders of Holdings and Parent. The holder of the minority interest in Holdings has indicated that it will accept the offer to purchase its entire membership interest for $6.7 million. Holders of approximately 33.9% of the outstanding membership units in Parent have executed an offer letter pursuant to which such holders have committed to enter into a purchase agreement to sell all of their membership units for $22.2 million. The holder of a further 1.35% of the outstanding membership units in Parent has also indicated that it will accept the offer to purchase its entire membership interest for approximately $1 million. Upon consummation of these transactions, MIC, indirectly through the Company, will own 100% of Holdings and 87.1% of Parent.

OFF-AIRPORT PARKING OPERATIONS OF PCA PARKING COMPANY OF AMERICA, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS

for the period from January 1, 2002 to December 18, 2002 and the year ended December 31, 2001

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Macquarie Americas Parking Corporation

          We have audited the accompanying consolidated statements of operations and cash flows of the Off-Airport Parking Operations of PCA Parking Company of America, LLC (see Note 1) for the period January 1, 2002 to December 18, 2002 and the year ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated statements of operations and cash flows based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated statements of operations and cash flows referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of the Off-Airport Parking Operations of PCA Parking Company of America, LLC for the period January 1, 2002 to December 18, 2002 and the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

          As described more fully in Note 1, the Company changed its method of accounting for goodwill and other intangibles.

/s/ Ernst & Young LLP

Los Angeles, California

May 20, 2004

OFF-AIRPORT PARKING OPERATIONS OF

PCA PARKING COMPANY OF AMERICA, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from
	January 1 to	Year Ended
	December 18,	December 31,
	2002	2001

Revenue	$20,523,871	$20,540,793
Direct expenses	15,095,423	15,772,634

	5,428,448	4,768,159
Selling, general and administrative expenses	1,219,218	1,084,212
Amortization of intangibles	25,548	483,870

Operating income	4,183,682	3,200,077
Other (expense) income:
Interest expense	(10,920,911)	(7,226,889)
Other	10,486	(14,971)

Total other (expense) income	(10,910,425)	(7,241,860)

Net loss	$(6,726,743)	$(4,041,783)

See accompanying notes.

OFF-AIRPORT PARKING OPERATIONS OF

PCA PARKING COMPANY OF AMERICA, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from
	January 1 to	Year Ended
	December 18,	December 31,
	2002	2001

Operating activities
Net loss	$(6,726,743)	$(4,041,783)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,854,483	1,949,024
Amortization of deferred finance costs	1,935,227	676,999
Amortization of intangible assets	25,548	483,870
Amortization of warrant cost	458,726	458,726
Interest accrued as additional principal	2,462,367	1,972,886
Deferred rent	141,834	9,658
Loss on disposition of property and equipment	77,237	29,087
Changes in operating assets and liabilities:
Trade accounts receivable	100,101	(154,204)
Other receivables	—	15,500
Prepaid expenses	(139,406)	19,049
Other assets	2,390	92,610
Accounts payable	(22,941)	(92,317)
Accrued expenses	(745,856)	555,630
Deferred revenue	(10,955)	238,567

Net cash (used in) provided by operating activities	(587,988)	2,213,302
Investing activities
Purchase of property and equipment	(624,102)	(302,357)

Net cash used in investing activities	(624,102)	(302,357)
Financing activities
Deferred finance costs	(1,651,497)	(386,296)
Borrowings on long-term debt	17,793,640	342,817
Repayment of long-term debt	(16,754,456)	(1,515,388)
Changes in PCA Group’s net investment	1,839,301	(342,844)

Net cash provided by (used in) financing activities	1,226,988	(1,901,711)

Net increase in cash and cash equivalents	14,898	9,234
Cash and cash equivalents, beginning of period	64,649	55,415

Cash and cash equivalents, end of period	$79,547	$64,649

Supplemental disclosure of cash flow information
Cash paid during year for interest	$6,074,285	$4,261,911

See accompanying notes.

OFF-AIRPORT PARKING OPERATIONS OF PCA PARKING COMPANY OF AMERICA, LLC

NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS

1.	Background and Basis of Presentation

          On December 19, 2002 (“Contribution Date”) the Off-Airport Parking Operations of PCA Parking Company of America, LLC (the “Parking Operations” or “Company”), which includes Off-Airport Parking Operations of PCA Parking Company of America, LLC, Parking Company of America Management, LLC, ARE Holdings, LLC and Atlas Superpark, Ltd. (collectively referred to as “PCA Group”), were contributed to Parking Company of America Airports, LLC (“PCAA”) pursuant to a Contribution and Membership Agreement (see Note 5). PCAA was formed on August 22, 2002 as a Delaware limited liability company for the purpose of receiving certain assets and liabilities that were contributed by the PCA Group related to its off-airport parking business. On October 1, 2003, the membership units of PCAA were contributed to a new entity, PCAA Parent, LLC, ultimately a subsidiary of Macquarie Americas Parking Corporation.

          The consolidated statements of operations and cash flows include the results of operations and cash flows specific to the off-airport parking operations that were contributed by the PCA Group to PCAA on December 19, 2002 for the period from January 1, 2002 to December 18, 2002 and the year ended December 31, 2001. Accordingly, the contributed Parking Operations comprise the 10 owned or leased off-airport parking locations in California, Arizona, Colorado, Texas, Georgia, Tennessee and Pennsylvania. The Parking Operations provide off-site airport parking services, transportation services and airport related hotel transportation services at, or in connection with, these off-site airport parking facilities.

          The consolidated statements of operations and cash flows prior to the Contribution Date have been derived from the accounting records of the PCA Group using the historical results of operations and historical basis of the assets and liabilities of the Parking Operations. Management believes the assumptions underlying the preparation of the consolidated statements of operations and cash flows are reasonable. However, the consolidated statements of operations and cash flows included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone business during those periods.

          General corporate overhead that could be specifically identified to the Parking Operations was allocated accordingly. Other corporate overhead, primarily salaries and general and administrative expenses for executive management, finance, legal, human resources, information services and professional services was allocated based on the ratio of the Parking Operations’ revenue as a percentage of the PCA Group’s total revenue. This allocated corporate overhead amounted to approximately $1,219,000 and $1,072,000 for the period ended December 18, 2002 and the year ended December 31, 2001, respectively. Subsequent to the Contribution Date, PCAA and its successors have been using their own resources or purchased services.

          The PCA Group used a centralized approach to cash management and the financing of its Parking Operations, except for certain credit facilities associated with the property of specific parking locations. Cash deposits from the Parking Operations were transferred to the PCA Group on a regular basis and were netted against the PCA Group’s net investment account. As a result, none of PCA Group’s cash and cash equivalents at the corporate level were allocated to the Parking Operations in the consolidated statements of operations and cash flows. Funding required from the PCA Group for working capital, acquisition or capital expenditure requirements, after giving effect to the Parking Operations’

OFF-AIRPORT PARKING OPERATIONS OF PCA PARKING COMPANY OF AMERICA, LLC

NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS — (Continued)

transfers to or from the PCA Group of its cash flows from operations, resulted in changes in invested equity, as follows:

	Period from
	January 1 to	Year Ended
	December 18,	December 31,
	2002	2001

Balance, beginning of period	$(14,111,432)	$(9,726,805)
Net transfers to (from) PCA Group	1,839,301	(342,844)
Net loss	(6,726,741)	(4,041,783)

Balance, end of period	$(18,998,872)	$(14,111,432)

          The PCA Group had entered into several credit facilities to finance the acquisition of its Parking Operations. The long-term debt and related interest expense was specifically identified and allocated to the Parking Operations for all obligations related to historic property acquisitions, excluding any costs associated with the contribution of the parking operations on December 19, 2002. The balance of the long-term debt, and related interest expense, were allocated on a pro rated basis in order to account for the total amount of assumed long-term debt as of December 19, 2002 (see Note 5).

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

          The Company considers cash and cash equivalents to include cash on hand, in banks, and short-term, highly liquid investments with original maturities of three months or less.

Property, Improvements and Equipment

          Property, improvements and equipment are recorded at cost (or fair market on the date of acquisition). Depreciation and amortization is computed on a straight-line basis using the following useful lives:

Buildings	16-40 years
Improvements	3-15 years
Leasehold improvements	9-36 years
Transportation equipment	5-7 years
Machinery and equipment	5-10 years
Furniture and fixtures	5-10 years

          Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets.

          Expenditures for maintenance and repairs are expensed as incurred. For the period ended December 18, 2002, maintenance and repairs charged to direct costs were approximately $119,000 and for the year ended December 31, 2001 were approximately $75,000. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in income.

Goodwill and Intangible Assets

          In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combination,” and No. 142, “Goodwill and Other Intangible Assets.” Under these new rules, goodwill and other intangible assets deemed to have indefinite

OFF-AIRPORT PARKING OPERATIONS OF PCA PARKING COMPANY OF AMERICA, LLC

NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS — (Continued)

lives are no longer amortized but are subject to annual impairment tests in accordance with these statements. Other intangible assets are amortized over their useful lives.

          The Company adopted SFAS No. 141 and No. 142 in accounting for goodwill and intangible assets for the period ended December 18, 2002. Goodwill and intangible assets were recorded on the Contribution Date based on the carryover basis of the assets and the fair market values. The Company performed the required impairment tests of goodwill for the period ended December 18, 2002 and determined that no event or changes in circumstances that indicated impairment of goodwill and other intangible assets had occurred.

          On January 1, 2002, the Company adopted SFAS No. 142, which eliminates the amortization of goodwill and requires that the goodwill be tested for impairment. Transitional impairment tests of the goodwill made during the period ended December 18, 2002 did not require adjustment to the carrying value of its goodwill. Amortization expense for the year ended December 31, 2001 was $456,000. Had the Company applied the non-amortization provisions of SFAS No. 142 in 2001, the pro forma results of operations for the year ended December 31, 2001 would have been as follows:

Net loss	$(4,041,783)
Additional goodwill amortization	456,000

Pro forma net loss	$(3,585,783)

Deferred Finance Costs

          The costs of obtaining financing are capitalized and amortized as interest expense over the term of the respective financing using the straight-line method, which approximates the interest method. Interest expense recorded for the period ended December 18, 2002 and the year ended December 31, 2001 was $1,935,227 and $676,999, respectively.

Lease Transactions and Related Balances

          The Parking Operations account for operating lease obligations on a straight-line basis. The difference between actual lease payments and straight-line lease expenses over the lease term is included in deferred rent. Rent expense for all operating leases is recorded in direct expenses.

Revenue Recognition

          Parking lot revenue is recorded as services are performed, net of appropriate allowances and local taxes. Revenue for services performed, but not collected are recorded in accounts receivable based upon the estimated value of the ending inventory of customer vehicles at each location. The approximate value of uncollected parking revenues has been included in other receivable.

          The Parking Operations also sells prepaid parking vouchers, which can be redeemed for future parking services. Sales of prepaid vouchers are recorded as “deferred revenue” and recognized as parking revenue when redeemed in the future. The estimated amount of deferred income related to prepaid parking vouchers was included in accrued expenses.

Comprehensive Loss

          The Company had no items of other comprehensive loss, and therefore there is no difference between the reported net loss and the comprehensive loss during the period ended December 18, 2002 and the year ended December 31, 2001.

OFF-AIRPORT PARKING OPERATIONS OF PCA PARKING COMPANY OF AMERICA, LLC

NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS — (Continued)

Income Taxes

          No provision has been made for federal and state income taxes in the accompanying consolidated financial statements. The income or loss of the Parking Operations was allocated to each member in the PCA Group in accordance with the terms of the applicable limited liability company agreement. Each member’s tax status, in turn, determines the appropriate income tax for its allocated share of the Parking Operations’ income or loss.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Parking Operations’ management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk and Labor

          Financial instruments that potentially subject the Parking Operations to concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and amounts due from affiliates. Management performs ongoing credit evaluations of its customers and establishes allowances for doubtful accounts when appropriate. No provision for doubtful accounts was considered necessary as of December 18, 2002 and December 31, 2001.

3.	Long-term Debt

          As of December 18, 2002, the Parking Operations had eight credit facilities related to the PCA Group’s Businesses. The notes payable were secured by substantially all the PCA Group’s assets and were subject to restrictive covenants including, among other things, maintenance of certain financial ratios and limits on capital expenditures. Interest on the various notes ranged from LIBOR (1.38% as of December 18, 2002) plus 3% up to 17% and was payable quarterly in arrears.

          In addition, the Parking Operations also issued warrants in conjunction with two of its notes payable. As of December 18, 2002, the Parking Operations had negotiated a buyback of these warrants for approximately $2,140,723. Included in long-term debt was approximately $2,140,723 and $1,681,997 related to the warrant obligations as of December 18, 2002 and December 31, 2001, respectively. The value of the warrants had been amortized to interest expense on a straight-line basis. Interest expense includes $458,726 of amortization for the period ending December 18, 2002 and the year ended December 31, 2001, respectively.

          The balance of all long-term debt obligations were assumed by the Parking Operations and subsequently refinanced on December 19, 2002 (see Note 5).

4.	Commitments and Contingencies

          The Parking Operations was obligated under noncancellable operating leases for various parking facilities. These operating leases expire between 2004 and 2020. The Parking Operations also leases certain vehicles under agreements that meet the criteria for classification as capital leases. Rent expense of $1,965,463 and $2,023,151 is included in direct expenses in the accompanying consolidated statements of operations for the period ended December 18, 2002 and the year ended December 31, 2001, respectively. Most of the leases are subject to renewal under terms similar to the existing lease terms.

OFF-AIRPORT PARKING OPERATIONS OF PCA PARKING COMPANY OF AMERICA, LLC

NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS — (Continued)

5.	Subsequent Event

          Effective December 19, 2002, the PCA Group entered into a Contribution and Membership Purchase Agreement (the Contribution Agreement) with Macquarie Americas Parking Corporation (MAPC) to contribute certain assets and liabilities of the Company, primarily the Parking Operations’ airport parking operations, to PCAA, a newly formed limited liability company, in exchange for 23,000 membership units with an agreed upon value of $1,000 per unit for $23,000,000. Concurrently, MAPC, through an escrow agreement, purchased 11,000 of the 23,000 membership units from the PCA Group for an aggregate purchase price of $11,000,000. At the closing of the transaction, $57 million of liabilities were assumed by PCAA.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC

(successor to Thermal Chicago Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT AUDITORS

To the Member/Stockholder of Macquarie District Energy Holdings, LLC (successor to Thermal Chicago Corporation):

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of member’s/shareholder’s equity/(deficit) and of cash flows present fairly, in all material respects, the financial position of Macquarie District Energy Holdings, LLC (successor to Thermal Chicago Corporation) (the “Company”) at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          As discussed in Note 2 of the notes to the consolidated financial statements, in 2003 the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, “Asset Retirement Obligations.”

          As discussed in Note 16 of the consolidated financial statements, the Company has restated its consolidated statements of operations to reflect: (1) equipment lease income as a component of operating revenue for all periods presented and (2) the changes in the equipment lease receivables as a component of cash flow from operating activities.

/s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois

November 8, 2004

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC

(successor to Thermal Chicago Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$9,086,241	$10,713,200
Accounts receivable, net	1,763,419	1,945,894
Income tax receivable from Exelon	11,454,484	7,914,769
Receivables due from Exelon	5,547,045	4,920,838
Prepaid expenses and other current assets	631,370	721,592
Equipment lease receivables	482,643	455,826

Total current assets	28,965,202	26,672,119

Property, plant and equipment, net	77,088,656	76,578,987
Other assets:
Equipment lease receivable	15,078,245	15,609,074
Deferred income taxes	—	1,022,633
Intangible asset, net	838,729	878,199
Deferred acquisition costs	1,203,784	—
Deferred financing costs, net	1,006,686	1,066,057

Total other assets	18,127,444	18,575,963

TOTAL ASSETS	$124,181,302	$121,827,069

Liabilities and Member’s/ Stockholder’s Equity
Current liabilities:
Accounts payable and other accrued expenses	$1,803,876	$4,242,750
Accrued interest and current portion of note payable to Exelon	58,500,064	68,920,100
Accrued taxes	1,655,677	1,118,969
Current portion of unearned revenue	211,582	173,163
Payables to related parties — Exelon	2,262,165	1,664,699
Payables to related parties — Macquarie	1,203,784	—
Current portion of note payable	39,005,293	930,519

Total current liabilities	104,642,441	77,050,200

Noncurrent liabilities:
Long-term note payable	—	39,089,224
Long-term portion of unearned revenue	2,044,330	1,440,767
Deferred income taxes	9,170,550	—
Other long-term liabilities	2,750,897	1,480,625

Total noncurrent liabilities	13,965,777	42,010,616

Commitments and contingencies	—	—

Member’s/Stockholder’s Equity
Common stock	—	—
Paid in capital	20,973,323	20,973,323
Accumulated deficit	(15,400,239)	(18,207,070)

Total member’s/stockholder’s equity	5,573,084	2,766,253

TOTAL LIABILITIES AND MEMBER’S/STOCKHOLDER’S EQUITY	$124,181,302	$121,827,069

The accompanying notes are an integral part of these consolidated financial statements.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC

(successor to Thermal Chicago Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31,

	2003	2002	2001

	(Restated)	(Restated)	(Restated)
Total revenue	$31,332,802	$30,662,984	$25,592,392
Cost of revenue	19,377,645	20,973,170	18,011,840

Gross profit	11,955,157	9,689,814	7,580,552
Operating expenses:
General and administrative	2,921,864	2,934,520	1,823,289
Amortization	98,841	135,736	135,736

Operating profit	8,934,452	6,619,558	5,621,527
Other income (expense):
Interest expense	(4,772,345)	(7,816,811)	(16,429,784)
Interest income	95,848	157,457	325,672
Rental income	146,400	146,400	211,239
Gain (loss) on sale of assets	41,686	(140,311)	(101,657)
Gain on early extinguishment of debt	438,984	—	—
Other, net	364,292	88,351	204,367

Income (loss) before income taxes and cumulative effect	5,249,317	(945,356)	(10,168,636)
Provision for income taxes (benefit)	2,143,610	398,320	(4,189,071)

Income (loss) before cumulative effect of change in accounting principal, net of tax	3,105,707	(1,343,676)	(5,979,565)
Cumulative effect of change in accounting principle, net of tax of $196,855	(298,876)	—	—

Net income (loss)	$2,806,831	$(1,343,676)	$(5,979,565)

The accompanying notes are an integral part of these consolidated financial statements.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC

(successor to Thermal Chicago Corporation)

CONSOLIDATED STATEMENTS OF MEMBER’S/STOCKHOLDER’S EQUITY/(DEFICIT)

	Shares of		Additional		Total Member’s/
	Common	Common	Paid in	Accumulated	Stockholder’s
	Stock	Stock	Capital	Deficit	Equity/(Deficit)

Balance at December 31, 2000	100	$—	$(83,291,677)	$(10,883,829)	$(94,175,506)
Capital contributions	—	—	1,130,000	—	1,130,000
Net loss	—	—	—	(5,979,565)	(5,979,565)

Balance at December 31, 2001	100	—	(82,161,677)	(16,863,394)	(99,025,071)
Capital contributions	—	—	535,000	—	535,000
Debt to Exelon converted to equity	—	—	102,600,000	—	102,600,000
Net loss	—	—	—	(1,343,676)	(1,343,676)

Balance at December 31, 2002	100	—	20,973,323	(18,207,070)	2,766,253
Net income	—	—	—	2,806,831	2,806,831

Balance at December 31, 2003	100	—	$20,973,323	$(15,400,239)	$5,573,084

The accompanying notes are an integral part of these consolidated financial statements.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC

(successor to Thermal Chicago Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,

	2003	2002	2001

	(Restated)	(Restated)	(Restated)
Cash flows from operating activities:
Net income (loss)	$2,806,831	$(1,343,676)	$(5,979,565)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,096,363	2,697,096	2,167,377
Amortization of debt discount	(83,931)	(83,931)	(83,931)
Accretion of asset retirement obligation	192,000	—	—
Equipment lease receivables, net	560,471	921,315	633,268
Loss (gain) on sales/disposition of property	(41,686)	140,311	101,657
Gain on early extinguishment of debt	(438,984)	—	—
Deferred income taxes	10,981,791	14,076,000	11,192,801
Net effect on cash flow of changes in:
Trade receivables	182,475	(542,538)	(4,338)
Receivables from Exelon	(626,207)	(3,442,480)	430,498
Income tax receivable from Exelon	(4,328,323)	9,329,675	(11,383,680)
Prepayments and other assets	90,222	(212,363)	(45,151)
Accounts payable and other accrued expenses	(2,438,874)	752,807	(4,359,606)
Accrued interest on note payable to affiliate	(111,734)	(579,133)	438,196
Accrued taxes	536,708	(20,843)	(111,810)
Payable to related parties — Exelon	597,466	(378,652)	598,933
Unearned revenue	641,982	406,137	(107,466)
Other, net	1,517,256	(106,221)	124,082

Net cash provided by (used in) operating activities	13,133,826	21,613,504	(6,388,735)

Cash flows from investing activities:
Construction expenditures	(3,521,964)	(17,249,129)	(8,496,025)
Proceeds from sales/disposition of property	—	1,499,764	5,669,724

Net cash used in investing activities	(3,521,964)	(15,749,365)	(2,826,301)

Cash flows from financing activities:
Capital contributions from Exelon	—	535,000	1,130,000
Note payable — Exelon	(10,308,302)	(4,557,350)	18,701,373
Repayment of senior notes	(930,519)	(699,592)	(9,200,699)
Other	—	(37,867)	—

Net cash (used in) provided by financing activities	(11,238,821)	(4,759,809)	10,630,674

Net (decrease) increase in cash and cash equivalents	(1,626,959)	1,104,330	1,415,638
Cash and cash equivalents at beginning of year	10,713,200	9,608,870	8,193,232

Cash and cash equivalents at end of year	$9,086,241	$10,713,200	$9,608,870

Supplemental disclosure information:
Non-cash financing activities:
Conversion of debt to equity	$—	$102,600,000	$—

Cash paid for interest	$3,324,281	$5,963,829	$20,650,502

Cash paid for income taxes	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC

(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company and Corporate Restructuring

          Macquarie District Energy Holdings, LLC (the “Company”), a Delaware limited liability company, was formed on November 21, 2003 for the purpose of acquiring the district energy operations of Exelon Thermal Holdings Inc. (“Holdings”) through a transaction with Exelon Corporation. The transaction involved the acquisition of the common stock of Thermal Chicago Corporation on June 30, 2004. Prior to the acquisition of Thermal Chicago Corporation on June 30, 2004, Macquarie District Energy Holdings LLC had no operations.

Principles of Consolidation and Basis of Presentation

          Since Macquarie District Energy Holdings LLC had no operations prior to its acquisition of Thermal Chicago Corporation, Thermal Chicago Corporation was considered the acquiror for purposes of the acquisition under the requirements of SFAS No. 141, Business Combinations. As a result, for financial reporting purposes and the presentation of consolidated financial statements, the historical financial statements of Thermal Chicago Corporation will represent the historical financial statements of Macquarie District Energy Holdings LLC for all periods prior to December 31, 2003. For financial reporting purposes the historical financial statements of Thermal Chicago Corporation will be combined with the historical financial statements of Macquarie District Energy Holdings, LLC.

          All intercompany transactions have been eliminated from the consolidated combined financial statements.

          For financial reporting purposes, certain operating and administrative costs have been allocated from Exelon Corporation. Management believes that a reasonable basis of allocation has been used to prepare the financial statements. The consolidated financial statements include all reasonable costs to present the operating results with the representative costs of doing business.

Thermal Chicago Corporation

          Thermal Chicago Corporation is a Delaware Corporation and, through its subsidiaries provides district cooling and related services to offices and other buildings throughout the greater Chicago area. The subsidiaries included are Exelon Thermal Technologies, Inc. (“Thermal”), Northwind Chicago LLC (“NW Chicago”), and ETT National Power, Inc. (“ETT National Power”). ETT National Power’s sole asset is its 100% ownership interest in its wholly-owned subsidiary, Northwind Midway LLC (“Plant 6”).

          Thermal, formerly Unicom Thermal Technologies Inc., was formed on July 30, 1993. Thermal provides district cooling and related services to offices and other buildings in the central business district of Chicago.

          NW Chicago, a Delaware limited liability company, was formed on August 5, 1999 to provide district cooling and related services to offices and other buildings in the central business district of Chicago, Illinois. Operations began in May 2000.

          ETT National Power, an Illinois corporation, was formed on August 15, 1997 and is the holding company for Plant 6. ETT National Power has no other operations. Plant 6, a Delaware limited liability company, was formed on May 27, 1999 to develop, own and operate a central heating and cooling plant in Chicago, Illinois. Plant 6 began operations in March 2000.

          In a corporate restructuring effective January 1, 1998, Exelon Thermal Holdings, Inc. (“Holdings”), formerly UT Holdings Inc., was incorporated as a wholly owned subsidiary of Exelon Enterprises, Inc. (“Enterprises”) and became the parent company of Thermal, NW Chicago and ETT National Power. Thermal Chicago Corporation was formed on October 3, 2003 as a wholly owned

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsidiary of Holdings. On December 11, 2003 Thermal, NW Chicago, ETT National Power and Plant 6 were contributed from Holdings to Thermal Chicago Corporation through a non-monetary transfer and was accounted for as a reorganization of entities under common control.

          On October 20, 2000, Exelon Corporation (“Exelon”) became the ultimate parent corporation of Thermal, NW Chicago, ETT National Power and Plant 6 as a result of the completion of the transactions contemplated by an Agreement and Plan of Exchange and Merger, as amended (“Merger Agreement”), among PECO Energy Company, Unicom Corporation and Exelon. Pursuant to the Merger Agreement, Unicom Corporation merged with and into Exelon (“Merger”). As a result of the merger, Thermal changed its name to Exelon Thermal Technologies, Inc. in February 2001. The Merger was accounted for using the purchase method of accounting. The purchase price has been allocated to the underlying assets purchased and liabilities assumed and the resulting stockholder’s equity/(deficit), based on their estimated fair value at the date of the Merger. As a result of the application of purchase accounting, the following adjustments to record property, plant and equipment, other receivables, deferred income taxes and senior notes at fair value and the elimination of accumulated depreciation and amortization and retained earnings/ (deficit) were recorded in Thermal’s balance sheet on October 20, 2000:

Increase (Decrease) in Assets

Property, plant & equipment, net	$(149,529,664)
Other receivables	(105,893)
Deferred income taxes	60,582,024
(Increase) Decrease in Liabilities

Senior notes	$(2,079,640)

          On December 12, 2003, Exelon and Exelon Thermal Holdings, Inc. entered into a Stock Purchase agreement with Macquarie District Energy, Inc., Macquarie District Energy Holdings, LLC and Macquarie Bank Limited to sell the Company. This transaction closed on June 30, 2004. The Company will be required to apply the purchase method of accounting as of July 1, 2004, as prescribed in SFAS No. 141.

2.	Summary of Significant Accounting Policies

          References to the “FASB,” “SFAS” and “SAB” herein refer to the “Financial Accounting Standards Board,” “Statements of Financial Accounting Standards,” and the “SEC Staff Accounting Bulletin,” respectively.

Revenue Recognition

          In accordance with Staff Accounting Bulletin 104, Revenue Recognition, the Company recognizes revenue when: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. Revenues from cooling capacity and consumption are recognized at the time of performance of service. Cash received from customers for services to be provided in the future are recorded as unearned revenue and recognized over the expected service period on a straight-line basis.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following schedule provides the Company’s revenue by category:

	For Year Ended	For Year Ended	For Year Ended
Revenue Category	December 31, 2003	December 31, 2002	December 31, 2001

Capacity	$16,051,267	$14,661,189	$13,230,421
Consumption	13,386,399	13,794,883	10,866,590
Financing and equipment lease income, net	1,369,190	1,486,531	1,410,421
Other	849,273	911,060	804,390

Total gross revenue	31,656,129	30,853,663	26,311,822
Less: credits	323,327	190,679	719,430

Total Net Revenues	$31,332,802	$30,662,984	$25,592,392

          The Company has three major revenue categories. The first revenue category is the capacity charge, which is a monthly fixed rate agreed to in the Energy Service Agreement between the Company and the individual customer. The rate charged is designed to cover the construction and installation costs of putting the customer on the distribution network to receive heating and cooling energy. The second revenue category is for the consumption of the energy. The Company bills their customers on a monthly basis based on contractual rates applied to actual usage. The actual usage is based on a metering device at each of the customer’s physical sites. The third revenue category is financing and equipment lease income related to direct financing lease transactions and equipment leases to the Company’s various customers. These revenues are considered an integral part of the Company’s operations.

Receivables and Credit Concentration

          Accounts receivable are uncollateralized non-interest bearing customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable is stated at the amount billed to the customer. Accounts receivables in excess of 90 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the oldest unpaid invoices.

          The carrying amount of accounts receivable is reduced by a valuation allowance that reflects the Company’s best estimate of the amounts that may not be collected. This estimate is based on reviews of all balances in excess of 90 days from the invoice date. Based on this assessment of current credit worthiness, the Company estimates the portion, if any, of the balance that will not be collected. Management also considers the need for additional general reserves and reviews its valuation allowance on a quarterly basis. At December 31, 2003 and 2002, the allowance for doubtful accounts was $88,441 and $16,862, respectively.

          For 2003 and 2002, the Company provided chilled water service to approximately 98 and 96 customers, respectively. The top ten largest customers combined comprise approximately 43% of the total operating revenues for the years ended 2003 and 2002, respectively. No customer exceeded 10% of total revenues. The customers’ contract terms range from five to twenty-five years in service.

Construction Work in Progress

          Construction work in progress includes the costs of site development and construction for customer connections not yet in service.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property, Plant and Equipment and Depreciation

          Property, plant and equipment are stated at adjusted cost reflecting the fair market value as of October 20, 2000 in connection with purchase accounting required as part of the PECO Energy and Unicom Corporation merger. Depreciation is provided over estimated service lives on a straight-line basis. Generally, estimated lives used are remaining life of the lease for leasehold improvements, 40 years for buildings, 17 to 20 years for plant and distribution equipment, and 3 to 5 years for furniture and fixtures. Cost and related accumulated depreciation are removed from the accounts upon retirement or other disposition; any resulting gain or loss is reflected in the statement of operations.

Bank Concentration

          The Company maintains cash balances with financial institutions that at times may exceed the limits insured by the Federal Deposit Insurance Corporation.

Intangible Assets

          The Company accounts for its intangible assets pursuant to SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS 142, intangibles with definite lives continue to be amortized on a straight-line basis over the lesser of their estimated useful lives or contractual terms. Intangibles with indefinite lives are not amortized and are evaluated at least annually for impairment by comparing the asset’s estimated fair value with its carrying value, based on cash flow methodology.

          The accumulated amortization of intangibles at December 31, 2003 and 2002 is as follows:

	December 31, 2003	December 31, 2002

Accumulated amortization	$306,747	$267,277

Deferred Financing Costs

          Deferred financing costs, which represent charges associated with obtaining long-term financing, are amortized on a straight-line basis over the life of the corresponding financing, commencing with the closing of the financing, and are written off when appropriate.

          The accumulated amortization of deferred finance costs at December 31, 2003 and 2002 is as follows:

	December 31, 2003	December 31, 2002

Accumulated amortization	$231,939	$172,568

          Total amortization expense for the years ended December 31, 2003, 2002 and 2001 was approximately $60,000 for each year.

Income Taxes

          Deferred income taxes are recognized at presently enacted income tax rates to reflect the tax effect of temporary differences between the financial accounting and income tax bases of assets and liabilities. The resulting deferred tax liabilities and assets represent income taxes to be paid or realized in the future when the related assets and liabilities are recovered and settled, respectively.

          Plant 6 is a limited liability company and, as such, has elected to pass through income and loss to ETT National Power. ETT National Power as well as the other companies have been included in the consolidated federal and state income tax returns being filed by Exelon.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

          Temporary cash investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

          In 2001, the FASB issued SFAS No. 143, “Asset Retirement Obligations” (SFAS No. 143). SFAS No. 143 provides accounting requirements for retirement obligations (whether statutory, contractual, or as a result of promissory estoppel) associated with tangible long-lived assets. The Company adopted SFAS No. 143 as of January 1, 2003.

          Adoption of SFAS No. 143 requires the recognition of an asset related to the removal obligation, which is amortized over the remaining life of the plant. The net difference between the asset recognized and the change in the liability to reflect fair value upon adoption of SFAS No. 143 is recorded in earnings and recognized as a cumulative effect of a change in accounting principle, net of income taxes. The liability represents an obligation for the future removal of the installed plant and equipment on leased facility space on a customer site. Accretion expense accrues on this liability until such time as the obligation is satisfied. The Company also has identified retirement obligations associated with certain plant assets that have not been recorded because the fair value of such obligations can not be reasonably estimated, due primarily to the indeterminate lives of these assets.

          The adoption of SFAS No. 143 resulted in a non-cash, one-time cumulative effect of a change in accounting principle of $299,000 after income taxes of $196,855. Accretion and depreciation expenses for 2003 were $192,000 and $60,000, respectively. Accretion expense is included in the cost of revenues. The recorded asset retirement obligations are subject to continued refinement based on the assumptions and interpretation at the time of adopting the standard, including the determination of the credit-adjusted risk-free rate.

          The following table provides a reconciliation of the ARO reflected on the Company’s balance sheet at December 31, 2003:

Asset retirement obligation at January 1, 2003	$2,043,000
Accretion expense for the year ended December 31, 2003	192,000

Asset retirement obligation at December 31, 2003	$2,235,000

          The following pro forma financial information has been prepared to give effect to the adoption of SFAS No. 143 as if it had been applied during all periods presented:

	For the Year	For the Year
	Ended	Ended
	December 31, 2002	December 31, 2001

Reported net loss	$(1,343,676)	$(5,979,565)
Pro forma adjustments to reflect retroactive adoption of SFAS No. 143	(299,000)	(206,000)

Pro forma net loss	$(1,642,676)	$(6,185,565)

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table presents the ARO that would have been included on the Company’s Balance Sheets if SFAS No. 143 had been applied during all periods presented:

For the Year
Ended
December 31, 2002

Pro forma balance, beginning of year	$1,867,000
Accretion expense	176,000

Pro forma balance, end of year	$2,043,000

          In 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (SFAS No. 144). The Company adopted SFAS No. 144 on January 1, 2002. SFAS No. 144 establishes accounting and reporting standards for both the impairment and disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and its provisions are generally applied prospectively. The adoption of SFAS No. 144 had no effect on the Company’s reported financial position, results of operations or cash flows.

          In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. As required by FIN No. 45, the Company adopted the disclosure requirements on December 31, 2002. On January 31, 2003, the Company adopted the initial recognition and measurement provisions for guarantees issued or modified after December 31, 2002. The adoption of the recognition and measurement provisions did not have any impact on the financial statements.

          In May 2003, the FASB issued EITF No. 01-08, Determining Whether an Arrangement Contains a Lease (EITF No. 01-08). In this abstract the Task Force reached a consensus on determining whether an arrangement contains a lease within the scope of SFAS No. 13, “Accounting for Leases” (SFAS No. 13). EITF No. 01-08 applies to arrangements agreed or committed to, modified, or acquired in business combinations initiated after May 28, 2003. The Company adopted EITF No. 01-08 for the purposes of determining if an arrangement contains a lease within the scope of SFAS No. 13. The Company will continue to review arrangements agreed to, modified, or acquired in business combinations on an ongoing basis under the provisions of EITF No. 01-08.

Financial Instruments

          The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, lease receivables, accounts payable, and accrued expenses approximate fair value because of the short maturity of these instruments. At December 31, 2003 and 2002, the estimated fair value of the NW Chicago’s Senior Notes and Plant 6’s Senior Notes were $45,625,000 and $42,726,000, respectively.

          Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts are not necessarily indicative of the amounts the Company would realize upon disposal nor do they indicate the Company’s intent or ability to dispose of the financial instrument.

Segment Information

          The Company operates in a single segment as a provider of cooling, heating and related services to offices and other buildings in the greater metro Chicago area. Macquarie District Energy, Inc. does not have a chief operating decision maker at this time using specific information to manage the operations on a segment basis. When the Company establishes this position it will evaluate its segment disclosures.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income

          The Company currently does not have any elements of comprehensive income.

Asset Impairment

          An impairment in the carrying value of an asset is recognized whenever anticipated future cash flows (undiscounted) for an asset is estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value.

3.	Senior Notes Payable and Long-Term Note Payable

          Under an arrangement with Holdings, Thermal may borrow an aggregate principal amount of $125,000,000 from Holdings at an interest rate that approximates LIBOR plus a margin ranging from 50 to 130 basis points. Although the agreement has no stated expiration date, Holdings has represented to management that it does not intend to terminate this agreement within the next 12 months. For the years ended December 31, 2003, 2002 and 2001, Thermal had approximately $58,055,000, $68,363,000 and $72,959,000 of outstanding borrowings, respectively. The outstanding balance was converted to equity during April 2004, in anticipation of the sale of the Company, which occurred of June 30, 2004.

          Total interest and costs incurred on the borrowings aggregated approximately $1,317,000, $2,250,000 and $4,556,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The effective interest rates for 2003, 2002 and 2001 were 1.72%, 2.28% and 4.70%, respectively.

          In July 2000, Thermal entered into a Promissory Note with Holdings to issue an aggregate principal amount of $115,800,000 of 7.38% Notes due May 30, 2012 (the “7.38% Notes”). Principal and interest are payable semiannually. On April 1, 2002, the balance of this Promissory Note was converted from debt to equity.

          For the years ended December 31, 2003, 2002 and 2001, total interest incurred on the 7.38% Notes was approximately $0, $1,893,000 and $8,003,000, respectively.

          For the years ended December 31, 2003, 2002 and 2001, the Company paid approximately $0, $2,566,000 and $17,226,000, respectively, for interest on the 7.38% Notes.

          In May 2000, NW Chicago entered into a Note Purchase Agreement to issue an aggregate principal amount of $28,000,000 of 9.09% Senior Notes due January 31, 2020 (“Senior Notes”). Interest is payable quarterly and quarterly principal payments began April 30, 2002.

          Principal payments over the next five years and thereafter aggregate to approximately:

Year	Principal Payment

2004	$762,000
2005	$834,000
2006	$913,000
2007	$998,000
2008	$1,092,000
Thereafter	$22,221,000

Total	$26,820,000

          The unsecured Senior Notes, having equal aggregate payments of principal and interest due quarterly through June 2023, contain certain restrictive covenants. Exelon has guaranteed NW Chicago’s

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payments under the Note Purchase Agreement. During 2001, Exelon began charging NW Chicago fees of 0.50% on the outstanding guarantee. Under this arrangement, NW Chicago paid approximately $139,000, $113,000 and $113,000 in guarantee fees for the years ended December 31, 2003, 2002 and 2001, respectively, which is included in interest expense.

          For the years ended December 31, 2003, 2002 and 2001 total interest expense on the Senior Notes was approximately $2,467,000, $2,527,000 and $2,545,000, respectively. Total interest paid for the years ended December 31, 2003, 2002 and 2001 on the Senior Notes was approximately $2,478,000, $2,534,000 and $2,545,000, respectively.

          The unamortized debt premium associated with these Senior Notes was $1,527,093 and $1,621,965 at December 31, 2003 and 2002, respectively.

          The following table summarizes the Company’s long-term debt at December 31, 2003 and 2002:

	2003	2002

Senior notes — NW Chicago	$26,820,131	$27,516,970
Unamortized premium	1,527,093	1,621,965
Senior notes — Plant 6	10,872,059	11,105,739
Unamortized discount	(213,990)	(224,931)

Total debt	$39,005,293	$40,019,743

Less: current portion	$39,005,293	$930,519

Long term notes payable	$—	$39,089,224

          In June 1999, Plant 6 entered into a Note Purchase Agreement to issue an aggregate principal amount of $11,523,000 of 7.68% Senior Notes due June 30, 2023 (“Senior Notes Plant 6”). Principal and interest are payable quarterly, with principal payments beginning March 31, 2002. Principal payments over the next five years and thereafter aggregate to approximately:

Year	Principal Payment

2004	$252,000
2005	$272,000
2006	$294,000
2007	$317,000
2008	$342,000
Thereafter	$9,395,000

Total	$10,872,000

          As of December 31, 2003, 2002 and 2001, $10,872,000, $11,106,000 and $11,323,000, respectively, of the notes were outstanding. For the years ended December 31, 2003, 2002 and 2001, total interest incurred and paid on the Senior Notes Plant 6 was approximately $846,000, $863,000 and $879,000, respectively.

          Plant 6’s ultimate parent corporation, Exelon, guarantees the Senior Notes Plant 6 and charges Plant 6 fees at a rate of 0.50% on the outstanding balance under this guarantee. Under this agreement, Plant 6 paid approximately $63,200, $51,500 and $56,000 for the years ended December 31, 2003, 2002 and 2001, respectively, for the guarantee, which is recorded as interest expense.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The unamortized debt discount associated with these Senior Notes Plant 6 was $213,990 and $224,931 at December 31, 2003 and 2002, respectively.

4.	Operating Lease Transactions

          In December 1993, the Company became a lessee to an operating lease for land (the “Ground Lease”) on which it has constructed a district cooling plant. The Ground Lease has an initial term of 50 years with an optional renewal term of an additional 49 years. Future minimum rental payments, net of executory costs, at December 31, 2003, under the Ground Lease total approximately $11,045,000 as follows:

2004	$168,000
2005	201,000
2006	201,000
2007	201,000
2008	201,000
Thereafter	10,073,000

Total	$11,045,000

          Exelon has guaranteed Thermal’s payments and performance under the Ground Lease. During 2001 through June 30, 2003, Exelon charged Thermal fees of 0.50% on the outstanding guarantees. Under this arrangement, Thermal paid approximately $0, $44,000 and $44,000 in guarantee fees for each of the years ended December 31, 2003, 2002 and 2001, respectively.

          As of December 31, 2003, the Company leased space in three buildings that are used to house district cooling and heating facilities. Generally, the leases have initial terms of 17 to 20 years and optional renewal terms. Future minimum rentals at December 31, 2003 for these leases total approximately $12,996,000, including approximately $980,250 in each of the years 2004 through 2008 and approximately $8,095,000 in 2009-2018.

          For the years ended December 31, 2003, 2002 and 2001, the Company recorded approximately $1,167,000, $1,153,000 and $1,038,000, respectively, of operating lease expense.

          Thermal also acts as the lessor under an operating lease of retail space at Thermal’s first district cooling plant. The lease began in 1996 and has an initial term of ten years, with four additional five-year renewal terms at the option of the lessee. Future minimum rentals to be received by Thermal total $292,800, including approximately $146,400 in each of the years 2004 and 2005.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Direct Financing Lease Transactions

          The Company has entered into energy service agreements containing provisions to lease certain equipment to customers. Under these agreements, title to the leased equipment will transfer to the customer at the end of the lease terms, which range from 5 to 25 years. The lease agreements are accounted for as direct financing leases. The components of the net investment in direct financing equipment leases at December 31, 2003, 2002 and 2001 are as follows:

	December 31, 2003	December 31, 2002

Minimum lease payments receivable	$31,682,799	$33,582,983
Less unearned financing lease income	16,121,911	17,518,083

Net investment in direct financing leases	$15,560,888	$16,064,900

Equipment leases:
Current portion	$482,643	$455,826
Long-term portion	15,078,245	15,609,074

	$15,560,888	$16,064,900

          Unearned financing lease income is recognized over the terms of the leases. Future direct-financing minimum lease payments to be received by the Company total approximately $31,683,000 as follows:

2004	$2,002,000
2005	1,698,000
2006	1,698,000
2007	1,672,000
2008	1,655,000
Thereafter	22,958,000

Total	$31,683,000

6.	Property, Plant and Equipment

          The components of property and equipment are as follows:

	2003	2002

Property, plant and equipment
Land	$1,416,637	$1,416,637
Leasehold improvements	60,864	60,864
Building	17,218,342	17,199,027
Property held for future use	1,278,675	1,164,832
Plant and distribution equipment	65,072,344	61,833,079
Furniture and fixtures	301,492	285,041
Construction in progress	402,465	344,832

	85,750,819	82,304,312
Less: accumulated depreciation	(8,662,163)	(5,725,325)

Net property, plant and equipment	$77,088,656	$76,578,987

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In a 1996 transaction, the Company sold interconnection equipment of approximately $1,001,000 for total proceeds of $1,177,000, of which $520,000 was received in 1996, $73,000 was received in each of the years 1997 through 2003 and $146,000 will be received in the period 2004 to 2005. As of December 31, 2003, the Company has recorded approximately $68,000 and $64,000 to reflect the current and noncurrent portions, respectively, of the present value of the future proceeds.

          For the years ended December 31, 2003, 2002, and 2001, the Company recorded approximately $2,997,522, $2,561,360, and $2,031,641, respectively, of depreciation expense.

7.	Income Taxes

          The income tax provision (benefit) consisted of the following for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	2003	2002	2001

Current income taxes
Federal	$(7,260)	$(11,649)	$(12,536)
State	(1,578)	(2,029)	(2,846)

	(8,838)	(13,678)	(15,382)
Deferred income taxes
Federal	8,979	12,780	9,126
State	2,003	1,296	2,067

	10,982	14,076	11,193
Total income tax provision (benefit)	$2,144	$398	$(4,189)

          The difference between the actual provision for income taxes from continuing operations and the “expected” provision (benefit) for income taxes computed by applying the U.S. federal corporate tax rate of 35% to income from continuing operation before taxes is attributable to the following (in thousands):

	2003	2002	2001

Provision for federal income taxes at statutory rate	$1,837	$(331)	$(3,559)
State income taxes, net of federal tax benefit	380	(68)	(736)
Other	(73)	797	106

Provision for income taxes (benefit)	$2,144	$398	$(4,189)

          The Company was included in the consolidated federal and state income tax returns filed by its parent for tax year ended December 31, 2003, 2002 and 2001. Current and deferred taxes of the consolidated group were allocated to the Company as if the Company filed separate federal and state income tax returns.

          Based on its tax sharing arrangement with its parent, the Company expects to fully realize the benefits of its federal and state income tax net operating losses and has, therefore, recorded such benefits as a current income tax receivable as of December 31, 2003, 2002 and 2001.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The components of the net deferred income tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002

Deferred tax assets
Unearned revenue	$568	$856
Deferred compensation	108	108
Revaluation of assets	64,064	64,410
Gain on sale of property	2,207	3,478
Lease transaction costs	1,949	1,949
Debt discounts and premiums	706	740
FASB 143	589
Other assets	407	367

Total deferred tax assets	70,598	71,908

Deferred tax liabilities
Tax depreciation in excess of book	76,272	67,771
Difference in lease basis	2,786	2,337
Intangibles	334	349
Other liabilities (net)	377	428

Total deferred tax liabilities	79,769	70,885

Net deferred income tax (liabilities) assets	$(9,171)	$1,023

          Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. A valuation allowance is provided for deferred taxes if it is more likely than not that these items will either expire before the Company is able to realize their benefit or that future deductibility is uncertain. There is no valuation allowance recorded because, in Management’s judgment, it is more likely than not that all deferred tax assets will be realized.

8.	Other Related Party Transactions

          On March 12, 1997, the Illinois Commerce Commission approved an Affiliated Interests Agreement (the “Agreement”) dated as of December 4, 1995, covering Commonwealth Edison Company (“ComEd”), a wholly owned subsidiary of Exelon, and other Exelon affiliates including the Company. The Agreement governs transactions for providing facilities, services and asset transfers between ComEd and various Exelon entities. Beginning in 1998, ComEd began billing Exelon Thermal Development, Inc. (“ETD”), another wholly owned subsidiary of Holdings, for these services provided to Holdings and its affiliates. During 2003, 2002 and 2001, ComEd billed Thermal, through ETD, approximately $0, $12,000 and $148,000, respectively, directly for costs under this agreement.

          For the years ended December 31, 2003, 2002 and 2001, the Company incurred costs for the purchase of electricity from two related entities, ComEd and Exelon Energy. Electric purchases from ComEd for the years ended December 31, 2003, 2002 and 2001 were approximately $4,800,000, $2,300,000 and $7,070,000, respectively, while purchases for the same years from Exelon Energy were approximately $1,000,000, $4,700,000 and $0, respectively. At December 31, 2003, 2002 and 2001,

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $86,000, $23,000 and $130,000, respectively, was payable to ComEd and approximately $14,000, $27,000 and $0, respectively, was payable to Exelon Energy.

          During 2002, the Company converted debt, payable to Holdings, of $102,600,000 to equity.

          Management is of the opinion that the aforementioned transactions have been recorded at amounts substantially equivalent to those that would have been recorded if the affiliates were not related.

9.	Intangible Asset

          The Company entered into an arrangement with NPEG Development Corporation (“NPEG”) to purchase NPEG’s ownership rights to the operational results of a customer contract. The arrangement has been reflected as the purchase of an intangible asset-customer contract and an associated liability of approximately $1,145,000. The Company began amortizing the current balance of this intangible asset over approximately 23 years representing the expected life of the customer contract.

          In March 2003, ETT National Power and NPEG agreed to a full prepayment of the remaining quarterly payments. Exelon Thermal Development, an affiliated company, made a cash payment of $655,000, representing an 18% present value discount, to NPEG for full settlement of this obligation. As a result of this transaction, ETT National Power recorded a payable to Exelon Thermal Development for $655,000.

          In settling this obligation at a discount, Thermal recorded a gain of approximately $439,000 which is reflected as a gain on extinguishment of debt on the consolidated statement of operations.

10.	Long-lived Intangible Assets

          Amortization expense for the years ended December 31, 2003, 2002 and 2001 were $39,470, $76,365 and $76,635 respectively. Future amortization for each of the years ending through December 31, 2007 is approximately $157,872.

11.	Commitments and Contingencies

          The Company has forecasted capital expenditures for the year 2004 of approximately $1 million, primarily relating to maintenance expenditures and customer connections. As of December 31, 2003, the Company’s purchase commitments, primarily related to such construction, were approximately $62,000.

          On September 28, 1994, Thermal entered into a District Cooling System Use Agreement (the “Use Agreement”) with the City of Chicago for an initial term of 20 years. Under the Use Agreement, Thermal may install piping under the City’s streets from its district cooling facilities to customers’ buildings. Thermal executed a surety bond in the amount of $5 million, which is conditioned upon Thermal’s performance and discharge of its obligations under the Use Agreement. The surety bond automatically renews annually unless the Surety Company provides notice of nonrenewal to the City of Chicago. Exelon guarantees the surety bond. This guarantee was cancelled on June 30, 2004 as a result of the Company being sold on June 30, 2004.

          Exelon also has guaranteed certain amounts that may be owed by the Company in connection with several other of its district cooling projects in a total amount aggregating $100,000. As a result of the Company being sold on June 30, 2004, the guarantee was cancelled effective June 30, 2004.

          The Company has entered into long-term service agreements with its customers, usually 10 to 20 years, where the Company has agreed to provide a service of cooling and heating at customer premises.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As the agreement calls for timely payment for services provided, the Company can cease service for nonpayment.

12.	Change in Accounting Estimate

          Effective January 1, 2002, Thermal changed its accounting estimates related to the depreciation of energy transfer stations. Previously, these assets, whether in customer buildings or in Thermal’s plants, were in one class and depreciated over 20 years. The change principally applies to energy transfer stations in customer buildings. The useful lives of these assets now equal the remaining term of the associated chilled water service agreements. This change was made to more accurately reflect the estimated periods during which such assets will remain in service. The change had the effect of increasing depreciation expense by approximately $104,000.

13.	City of Chicago Use Agreement

          Our district energy business is not subject to specific government regulation, but our downtown Chicago operations are operated subject to the terms of a Use Agreement with the City of Chicago. The Use Agreement establishes the rights and obligations of our district energy business with the City of Chicago for the utilization of certain public ways of the City of Chicago for the operation of the district cooling system in downtown Chicago. Under the Use Agreement, our district energy business has a non-exclusive right to construct, install, repair, operate and maintain the plants and facilities essential in providing district cooling chilled water and related air conditioning service to customers. The principal provisions of this agreement are summarized below:

•	our district energy business is required to pay annual compensation to the City of Chicago for the right to use the public ways in the amount of the greater of (i) $552,000 or (ii) 3% of the total revenue related to the operation, lease, exchange or use of our district cooling system, subject to the City of Chicago’s right to adjust compensation every five years. If the compensation rate is adjusted to exceed 4% of total revenue then our district energy business has certain dispute rights, including arbitration, to dispute the rate increase. Our district energy business also pays certain surcharges for our use of the City of Chicago’s tunnels;

•	the City of Chicago retains the right to use the public ways for a public purpose and may request that our district energy business remove, modify, replace or relocate its facilities at its expense;

•	post a surety bond or provide a letter of credit in the amount of $5,000,000 to ensure our performance obligations;

•	the City of Chicago has the right to contract with our district energy business and its affiliates for the provision of a chilled water service under no less favorable than the most advantageous terms and conditions offered to and accepted by any other customers of our district energy business in similar or identical transactions;

•	any expansion of our district energy system’s plants and facilities requires approval by ordinance of the City Council of Chicago; and

•	a prior approval of the City Council of Chicago will be required in the event of a change in control or any transfer or assignment of the Use Agreement.

          The Use Agreement expires on December 31, 2020. Any proposed renewal, extension or modification of the Use Agreement will be subject to the approval by the City Council of Chicago. Prior to the expiration date, the agreement may be terminated by the City of Chicago for uncured material

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

breaches of its terms and conditions by our district energy business. If our district energy business installs any facilities that are not properly authorized under the Use Agreement or if the district cooling system does not conform with the standards of general applicability of the City of Chicago, the City of Chicago also may impose upon our district energy business liquidated damages in the amount of $6,000 per day if we fail to remove, modify, replace or relocate its facilities when requested by the City of Chicago.

14.	Derivative Instruments

          On December 30, 2003, the Company entered into an interest rate swap transaction at a notional principal amount of $47.5 million (amortizing) for the period from April 30, 2004 to December 31, 2021, with Macquarie Bank Limited. Under the swap transaction the Company received fixed rate payments of 5.22% in return for floating rate payments. In July 2004, the Company decreased the notional amount of the interest rate swap transaction to $20 million.

          In September 2004, the Company terminated the interest rate swap transaction resulting in a termination payment of approximately $2.2 million to Macquarie Bank Limited.

15.	Sale of Business

          On December 12, 2003, Exelon and Exelon Thermal Holdings, Inc. entered into a Stock Purchase Agreement with Macquarie District Energy, Inc., Macquarie District Energy Holdings, LLC and Macquarie Bank Limited to sell the Company. This transaction closed on June 30, 2004.

          As of December 31, 2003, the Company had incurred and deferred approximately $1.2 million in transaction costs related to the acquisition of Thermal Chicago Corporation. An offsetting payable to related parties — Macquarie was recorded since all transaction costs were paid by Macquarie Bank Limited.

16.	Financial Statement Restatement

          In the Company’s previously issued consolidated financial statements, equipment lease income was included as a component of other income (expense) on the consolidated statements of operations. However, the Company has concluded that its equipment lease activity should be treated as a component of operating revenue due to the integral nature of the equipment to other revenue-generating operations of the Company. As a result the Company has reclassified equipment lease income in the amounts of $464,823, $568,119 and $479,087 from other income (expense) to operating revenues for 2003, 2002 and 2001, respectively.

          Also included in the previously issued consolidated financial statements, the Company had recorded financing lease income as interest income on its statements of operations related to the Plant 6 equipment lease. As noted above, the Company has concluded that this equipment lease activity should be treated as a component of operating revenue due to the integral nature of the equipment to other revenue-generating operations of the Company. As a result the Company has reclassified interest income in the amounts of $904,367, $918,412 and $931,334 from other income (expense) to operating revenues for 2003, 2002 and 2001, respectively.

          The above reclassifications did not impact consolidated net income.

          The Company also reclassified the changes in the equipment lease receivable to a component of operating activities on the consolidated statements of cash flows reflecting the net proceeds received above the amount already reflected as equipment lease income included as a component of net income (loss) on

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the consolidated statements of cash flows. As a result, the Company reclassified $560,471, $921,315 and $633,268 from cash flows from financing activities for 2003, 2002 and 2001, respectively, to cash flows from operations.

          The following table provides a listing of amounts as reported in previously issued financial statements and the amounts as restated:

	2003		2002		2001
Consolidated Statements of
Operations	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated

Revenue	$29,963,612	$31,332,802	$29,176,453	$30,662,984	$24,181,971	$25,592,392
Other income (expense):
Interest income	1,000,215	95,848	1,075,869	157,457	1,257,006	325,672
Equipment lease income	464,823	—	568,119	—	479,087	—

	2003		2002		2001
Consolidated Statements of
Cash Flows	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated

Net cash provided by (used in) operating activities	$12,573,355	$13,133,826	$20,692,189	$21,613,504	$(7,022,003)	$(6,388,735)
Equipment lease receivables, net	—	560,471	—	921,315	—	633,268
Net cash (used in) provided by financing activities	(10,678,350)	(11,238,821)	(3,838,494)	(4,759,809)	11,263,942	10,630,674

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC

(successor to Thermal Chicago Corporation)

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

for the six months ended June 30, 2004, the three months ended September 30, 2004 and the nine months ended September 30, 2003

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC

(successor to Thermal Chicago Corporation)

CONSOLIDATED CONDENSED BALANCE SHEETS

	Successor	Predecessor
	September 30,	December 31,
	2004	2003

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$9,182,376	$9,086,241
Accounts receivable, net	6,713,299	1,763,419
Income tax receivable from affiliates	—	11,454,484
Receivables due from affiliates	385,444	5,547,045
Prepaid expenses and other current assets	1,513,722	631,370
Equipment lease receivables	2,354,166	482,643

Total current assets	20,149,007	28,965,202

Property, plant and equipment, net	152,653,259	77,088,656
Other assets:
Restricted cash	4,050,000	—
Deferred acquisition costs	—	1,203,784
Deferred financing costs, net	2,944,228	1,006,686
Equipment lease receivable	47,152,118	15,078,245
Intangible assets, net	16,795,321	838,729
Goodwill	1,069,087	—

Total other assets	72,010,754	18,127,444

TOTAL ASSETS	$244,813,020	$124,181,302

LIABILITIES AND MEMBER’S/STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable and other accrued expenses	$6,398,346	$1,803,876
Accrued interest and current portion of note payable to parent	—	58,500,064
Accrued taxes	1,306,537	1,655,677
Income taxes payable	162,539	—
Current portion of unearned revenue	—	211,582
Payables to related parties — Exelon	—	2,262,165
Payables to related parties — Macquarie	3,613,088	1,203,784
Current portion of note payable	—	39,005,293

Total current liabilities	11,480,510	104,642,441

Noncurrent liabilities:
Long-term debt	120,000,000	—
Long-term portion of unearned revenue	—	2,044,330
Deferred income taxes	52,767,455	9,170,550
Other long-term liabilities	3,331,280	2,750,897

Total noncurrent liabilities	176,098,735	13,965,777

Minority interest	5,386,418	—
Member’s/stockholder’s equity:
Common stock	—	—
Paid in capital	52,898,158	20,973,323
Accumulated deficit	(1,050,801)	(15,400,239)

Total member’s/stockholder’s equity	51,847,357	5,573,084

TOTAL LIABILITIES AND MEMBER’S/STOCKHOLDER’S EQUITY	$244,813,020	$124,181,302

The accompanying notes are an integral part of these consolidated condensed financial statements.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC

(successor to Thermal Chicago Corporation)

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

	Successor	Predecessor	Predecessor
	Three Months Ended	Six Months Ended	Nine Months Ended
	September 30, 2004	June 30, 2004	September 30, 2003

	(Unaudited)	(Unaudited)	(Unaudited)
		(Restated)
Revenue	$11,812,017	$14,776,689	$25,050,850
Cost of revenue	8,524,720	8,950,768	15,290,029

Gross Profit	3,287,297	5,825,921	9,760,821
Operating expenses:
General and administrative	606,908	2,129,408	1,750,623
Amortization	330,300	49,420	74,130

Operating profit	2,350,089	3,647,093	7,936,068
Other income (expense):
Interest expense	(937,898)	(12,334,743)	(3,660,835)
Interest swap expense	(1,898,737)	(338,818)	—
Debt issuance fees	(957,539)	—	—
Interest income	5,576	40,966	76,114
Rental income	36,600	73,200	109,800
Gain on elimination of debt, net	—	1,985,174	—
Gain on early extinguishment of debt, net	—	—	438,984
Acceleration of debt premium/discount	—	1,313,103	62,948
Other, net	6,457	10,337	288,420

Income (loss) before income taxes and cumulative effect	(1,395,452)	(5,603,688)	5,251,499
Income tax expense (benefit)	(550,004)	(1,576,937)	2,063,908

Income (loss) before minority interest and cumulative effect	(845,448)	(4,026,751)	3,187,591
Minority interest	2,062	—	—
Income (loss) before cumulative effect of change in accounting principle, net of tax	(847,510)	(4,026,751)	3,187,591
Cumulative effect of change in accounting principal, net of tax of $196,855	—	—	(298,876)

Net income (loss)	$(847,510)	$(4,026,751)	$2,888,715

The accompanying notes are an integral part of these consolidated condensed financial statements.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC

(successor to Thermal Chicago Corporation)

CONSOLIDATED CONDENSED STATEMENTS OF MEMBER’S/STOCKHOLDER’S EQUITY (DEFICIT)

	Common Stock				Total
			Paid in	Accumulated	Stockholder’s
	Shares	Par Value	Capital	Deficit	Equity (Deficit)

Predecessor
Balance, December 31, 2002	100	$—	$20,973,323	$(18,207,070)	$2,766,253
Net income (loss), period January 1, 2003 through September 30, 2003	—	—	—	2,888,715	2,888,715

	100	$—	$20,973,323	$(15,318,355)	$5,654,968

Balance, December 31, 2003	100	$—	$20,973,323	$(15,400,239)	$5,573,084
Conversion of debt to equity			88,066,554
Conversion of intercompany accounts, net			(1,507,804)
Conversion of income tax receivables			(9,023,630)		77,535,120

Net income (loss), period January 1, 2004 through June 30, 2004	—	—	—	(4,026,751)	(4,026,751)

Balance, June 30, 2004	100	$—	$98,508,443	$(19,426,990)	$79,081,453

			Total
	Member’s	Accumulated	Member’s
	Equity	Deficit	Equity (Deficit)

Successor
Member’s contribution	$60,000,000	$—	$60,000,000
Return of member’s contribution	(7,101,842)		(7,101,842)
Prior period retained losses	—	(203,291)	(203,291)
Net income (loss), period July 1, 2004 through September 30, 2004	—	(847,510)	(847,510)

Balance, September 30, 2004	$52,898,158	$(1,050,801)	$51,847,357

The accompanying notes are an integral part of these consolidated condensed financial statements.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC

(successor to Thermal Chicago Corporation)

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Successor	Predecessor	Predecessor
	Three Months Ended	Six Months Ended	Nine Months Ended
	September 30, 2004	June 30 2004	September 30, 2003

	(Unaudited)
		(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(847,510)	$(4,026,751)	$2,888,715
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,637,871	1,588,688	2,295,420
Acceleration of debt premium/discount	—	(1,313,103)	(62,948)
Accretion of asset retirement obligation	22,668	102,591	143,917
Equipment lease receivables, net	95,276	291,840	585,970
Gain on sale of assets	—	—	(41,828)
Gain on elimination of debt	—	(1,985,174)	—
Gain on early extinguishment of debt	—	—	(438,984)
Deferred income taxes	(94,248)	1,302,735	3,563,442
Minority interest	2,062	—	—
Net effect on cash flow of changes in:
Trade receivables	(2,944,826)	(1,663,045)	(1,816,935)
Receivables from affiliates	(379,631)	4,033,432	(1,157,797)
Income tax receivable from affiliate	—	2,430,855	6,191,742
Income taxes payable	162,539	—	—
Prepayments and other assets	(1,028,886)	216,432	(46,179)
Accounts payable and other accrued expenses	960,023	265,445	(1,366,397)
Accrued interest on note payable to affiliate	—	(445,042)	110,731
Accrued taxes	273,915	(623,055)	273,260
Payable to affiliates	726,845	(1,923,347)	626,088
Unearned revenue	—	(105,791)	694,878
Other, net	39,251	125,065	1,191,070

Net cash (used in) provided by operating activities	(1,374,651)	(1,728,225)	13,634,165

Cash flows from investing activities:
Acquisition of Thermal Chicago Corporation, net cash acquired	(134,878,226)	—	—
Acquisition of ETT Nevada and notes from prior owner, net cash acquired	(20,378,059)	—	—
Restricted cash	(4,050,000)	—	—
Construction expenditures	(90,618)	(692,189)	(2,740,516)

Net cash used in investing activities	(159,396,903)	(692,189)	(2,740,516)

Cash flows from financing activities:
Proceeds from debt financing	120,000,000	—	—
Member’s contribution	60,000,000	—	—
Return of member’s contribution	(7,101,842)	—	—
Deferred finance costs	(2,944,228)	—	—
Payment of long-term notes to affiliate	—	(4,860,187)	(9,002,200)
Net proceeds from capital investment	—	35,878,401	—
Prepayment of Senior Notes	—	(35,707,016)	(690,297)

Net cash used in financing activities	169,953,930	(4,688,802)	(9,692,497)

Net decrease in cash and cash equivalents	9,182,376	(7,109,216)	1,201,152
Cash and cash equivalents at beginning of year	—	9,086,241	10,713,200

Cash and cash equivalents at end of year	$9,182,376	$1,977,025	$11,914,352

Supplemental disclosure information:
Non-cash financing activities:
Conversion of debt to equity	$—	$88,066,554	$—
Conversion of intercompany accounts — net	—	(1,507,804)	—
Conversion of income tax receivables	—	(9,023,630)	—

	$—	$77,535,120	$—

Cash paid for interest:	$—	$1,612,700	$2,500,803

Cash paid for income taxes:	$—	$—	$—

The accompanying notes are an integral part of these consolidated condensed financial statements.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC

(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1.	The Company and Corporate Restructuring

          Macquarie District Energy Holdings, LLC (the “Company”), a Delaware limited liability company, was formed on November 21, 2003 for the purpose of acquiring the district energy operations of Exelon Thermal Holdings Inc. (“Holdings”) through two separate transactions with Exelon Corporation. The first transaction involved the acquisition of the common stock of Thermal Chicago Corporation on June 30, 2004. The second transaction involved the acquisition of the common stock of ETT Nevada, Inc. on September 29, 2004. Prior to the acquisition of Thermal Chicago Corporation on June 30, 2004, Macquarie District Energy Holdings, LLC had no significant operations. Subsequent to the transactions, the Company and its subsidiaries provide district cooling and related services to offices and other buildings throughout the greater Chicago area and ownership in a district energy plant in Las Vegas, Nevada providing services to a hotel, related casino and certain shopping areas within the facility.

Principles of Consolidation and Basis of Presentation

          Since Macquarie District Energy Holdings, LLC had no operations prior to its acquisition of Thermal Chicago Corporation, Thermal Chicago Corporation was considered the acquiror for purposes of the acquisition under the requirements of SFAS No. 141, Business Combinations (“SFAS No. 141”). As a result, for financial reporting purposes and the presentation of consolidated condensed financial statements, the historical financial statements of Thermal Chicago Corporation will represent the historical financial statements of Macquarie District Energy Holdings, LLC for all periods prior to June 30, 2004. These financial statements prior to June 30, 2004 will be considered the “Predecessor” Company financial statements. For financial reporting purposes the historical financial statements of Thermal Chicago Corporation will be combined with the historical financial statements of Macquarie District Energy Holdings, LLC. A “black line” is included in the financial statements to distinguish the Predecessor Company financial statements from the Successor Company financial statements.

          The Successor Company financial statements represent the consolidated condensed financial statements as of and for the three months ended September 30, 2004. The basis of presentation includes the acquisition of Thermal Chicago Corporation beginning July 1, 2004 and the acquisition of ETT Nevada, Inc. beginning September 30, 2004. The acquisitions have been accounted for using the purchase method of accounting as described in SFAS No. 141. In accordance with SFAS No. 141, the purchase prices have been allocated to the acquired assets and liabilities at their net realizable values.

          All intercompany transactions have been eliminated from the consolidated condensed financial statements.

          For financial reporting periods prior to the acquisition of Thermal Chicago Corporation and ETT Nevada, Inc. certain operating and administrative costs have been allocated from Exelon Corporation. Management believes that a reasonable basis of allocation has been used to prepare the financial statements. The consolidated condensed financial statements include all reasonable costs to present the operating results with the representative costs of doing business.

          Thermal Chicago Corporation is a Delaware Corporation and, through its subsidiaries (collectively, the “Company”), provides district cooling and related services to offices and other buildings throughout the greater Chicago area. The subsidiaries included are MDE Thermal Technologies, Inc. (“Thermal”), Northwind Chicago LLC (“NW Chicago”), and ETT National Power, Inc. (“ETT National Power”). ETT National Power’s sole asset is its 100% ownership interest in its wholly-owned subsidiary, Northwind Midway LLC (“Plant 6”).

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

          Thermal, formerly Unicom Thermal Technologies Inc. and Exelon Thermal Technologies Inc., was formed on July 30, 1993. Thermal provides district cooling and related services to offices and other buildings in the central business district of Chicago.

          NW Chicago, a Delaware limited liability company, was formed on August 5, 1999 to provide district cooling and related services to offices and other buildings in the central business district of Chicago, Illinois. Operations began in May 2000.

          ETT National Power, an Illinois corporation, was formed on August 15, 1997 and is the holding company for Plant 6. ETT National Power has no other operations. Plant 6, a Delaware limited liability company, was formed on May 27, 1999 to develop, own and operate a central heating and cooling plant in Chicago, Illinois. Plant 6 began operations in March 2000.

          In a corporate restructuring effective January 1, 1998, Exelon Thermal Holdings, Inc. (“Holdings”), formerly UT Holdings Inc., was incorporated as a wholly owned subsidiary of Exelon Enterprises, Inc. (“Enterprises”) and became the parent company of Thermal, NW Chicago and ETT National Power. Thermal Chicago Corporation was formed on October 3, 2003 as a wholly owned subsidiary of Holdings. On December 11, 2003 Thermal, NW Chicago, ETT National Power and Plant 6 were contributed from Holdings to Thermal Chicago Corporation through a non-monetary transfer and was accounted for as a reorganization of entities under common control.

          ETT Nevada, Inc. was formed on October 28, 1997. ETT Nevada, Inc. is a Nevada corporation, and, through its consolidated subsidiaries, owns and operates a district energy plant in Las Vegas, Nevada. ETT Nevada, Inc.’s consolidated subsidiaries are Northwind Aladdin LLC (“NW Aladdin”) and Northwind Las Vegas LLC (“NW Las Vegas”). Both NW Aladdin and NW Las Vegas are jointly owned by the ETT Nevada, Inc. and Nevada Electric Investment Company (“NEICO”), a wholly owned indirect subsidiary of Sierra Pacific Resources (“SPR”). Effective October 20, 2000, Exelon Corporation became the ultimate parent corporation of ETT Nevada, Inc.

          NW Aladdin, a Nevada limited liability company, was formed on October 28, 1997. ETT Nevada, Inc. and NEICO own 75% and 25%, respectively, of the entire equity interests of NW Aladdin. In accordance with NW Aladdin’s Limited Liability Company Agreement dated March 18, 1999, profits or losses for any fiscal year shall be allocated among the members in proportion to their percentage interest, as follows:

ETT Nevada, Inc.	75%
NEICO	25%

          NW Aladdin provides chilled water, hot water, and standby electricity services to the Aladdin Casino and Resort complex in Las Vegas, Nevada. Operations began on March 1, 2000 and the casino and resort opened to the public on August 17, 2000. A four-person board of directors manages NW Aladdin. ETT Nevada, Inc. has three people on the board of directors while NEICO has one person on the board. ETT Nevada, Inc. consolidates NW Aladdin for financial reporting purposes due to its 75% ownership interest and its control over the NW Aladdin operations.

          NW Las Vegas, a Nevada limited liability company, was formed on October 28, 1997 to develop district energy projects in Las Vegas, Nevada. NW Las Vegas is owned 50% by the Company and 50% by NEICO. ETT Nevada, Inc. has recorded its investment in NW Las Vegas under the equity method of accounting because it does not have control over the NW Las Vegas operations.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

          During 2003, the members of NW Las Vegas mutually agreed to cease business activities and begin the dissolution process. NW Las Vegas had no assets at December 31, 2003 and was relieved of certain obligations to an affiliate of the Company in connection with the dissolution. In December 2003, the Company eliminated its investment in NW Las Vegas by adjusting paid in capital for $345,100 as a result of this debt relief. Articles of dissolution were filed with the State of Nevada during February 2004.

          On December 12, 2003, Exelon and Exelon Thermal Holdings, Inc. entered into a Stock Purchase agreement with the Company and Macquarie Bank Limited to sell Thermal Chicago Corporation. This transaction closed on June 30, 2004. Upon the closing of the transaction, Thermal Chicago Corporation succeeded as the Company, and the financial information presented reflect Thermal Chicago Corporation’s status as the predecessor company.

          On December 23, 2003, Exelon Thermal Holdings, Inc. entered into a Stock Purchase agreement with the Company and Macquarie Bank Limited to sell the outstanding shares of ETT Nevada, Inc. The transaction closed on September 29, 2004.

2.	Summary of Significant Accounting Policies

          References to the “FASB,” “SFAS” and SAB” herein refer to the “Financial Accounting Standards Board,” “Statements of Financial Accounting Standards,” and the “SEC Staff Accounting Bulletin,” respectively.

Revenue Recognition

          In accordance with Staff Accounting Bulletin 104, “Revenue Recognition,” the Company recognizes revenues when: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed and determinable, and collectibility is reasonably assured. Revenues from cooling capacity and consumption are recognized at the time of performance of service. Cash received from customers for services to be provided in the future are recorded as unearned revenue and recognized over the expected service period on a straight-line basis.

Receivables and Credit Concentration

          Accounts receivable are uncollateralized non-interest bearing customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Accounts receivables in excess of 90 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the oldest unpaid invoices.

          The carrying amount of accounts receivable is reduced by a valuation allowance that reflects the Company’s best estimate of the amounts that may not be collected. This estimate is based on reviews of all balances in excess of 90 days from the invoice date. Based on this assessment of current credit worthiness, the Company estimates the portion, if any, of the balance that will not be collected. Management also considers the need for additional general reserves and reviews its valuation allowance on a quarterly basis.

          For 2004, the Company provided chilled water service to approximately 99 customers in the greater Chicago area. The top ten largest customers combined comprise approximately 43% of the total operating revenues. The customer’s contract terms range from five to twenty-five years in service.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

          The Company’s subsidiary, NW Aladdin, had two customers. These customers comprised 90% and 10%, respectively, of NW Aladdin’s total operating revenues for 2004. Each customer contract has a twenty-year service term.

Construction Work in Progress

          Construction work in progress includes the costs of site development and construction for customer connections not yet in service.

Direct Financing Leases

          NW Aladdin has entered into energy service agreements containing provisions to lease certain equipment to customers (see Note 8). These agreements are accounted for as direct financing leases under SFAS No. 13, Accounting for Leases (“SFAS No. 13”) since title to the equipment will transfer to the customer at the end of the twenty-year lease terms. NW Aladdin records these transactions at the present value of the future minimum lease payments calculated under the effective interest method.

Property, Plant and Equipment and Depreciation

          Property, plant and equipment are stated at cost. Depreciation is provided over estimated service lives on a straight-line basis. Generally, estimated lives used are remaining life of the lease for leasehold improvements, 40 years for buildings and easements, 17 to 20 years for plant and distribution equipment, and 3 to 5 years for furniture and fixtures. Cost and related accumulated depreciation are removed from the accounts upon retirement or other disposition. Any resulting gain or loss is reflected in the statement of operations.

Bank Concentration

          The Company maintains cash balances with financial institutions that at times may exceed the limits insured by the Federal Deposit Insurance Corporation.

Intangible Assets

          The Company accounts for its intangible assets pursuant to SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, intangibles with definite lives continue to be amortized on a straight-line basis over the lesser of the their estimated useful lives or contractual terms. Intangibles with definite lives are evaluated at least annually for impairment by comparing the asset’s estimated fair value with its carrying value, based on cash flow methodology.

Deferred Financing Costs

          Deferred financing costs, which represent charges associated with obtaining long-term financing, are amortized on a straight-line basis over the life of the corresponding financing, commencing with the closing of the financing and are written off when appropriate. Costs associated with financing arrangements that are abandoned are written off in the period the potential financing effort is discontinued.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

Income Taxes

          Deferred income taxes are recognized at presently enacted income tax rates to reflect the tax effect of temporary differences between the financial accounting and income tax bases of assets and liabilities. The resulting deferred tax liabilities and assets represent income taxes to be paid or realized in the future when the related assets and liabilities are recovered and settled, respectively.

          Plant 6 is a limited liability company and, as such, has elected to pass through income and loss to ETT National Power. ETT National Power and the other companies have been included in the consolidated federal and state income tax returns being filed by Exelon.

          The acquisition of Thermal Chicago Corporation and ETT Nevada, Inc. by the Company resulted in the Company assuming the existing income tax bases of Holdings. In accordance with SFAS 141, a deferred tax liability was recorded to reflect the increase in the financial accounting basis of the assets acquired over the carryover income tax basis.

Cash and Cash Equivalents

          Temporary cash investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

          The carrying values of accounts receivable, other receivables, lease receivables, accounts payable, and accrued expenses approximate their fair values. The carrying values of the Company’s long-term debt approximate their fair values based upon a comparison of the interest rate and terms of such debt to the rates and terms of debt currently available to the Company.

Segment Information

          The Company has 3 operating segments including (downtown Chicago, Midway, Aladdin) and has one reportable segment under SFAS No. 131 as a provider of cooling, heating and related services to offices and other buildings in the greater metro Chicago area and in Las Vegas, Nevada.

Comprehensive Income

          The Company currently does not have any elements of comprehensive income.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

Asset Impairment

          An impairment in the carrying value of an asset is recognized whenever anticipated future cash flows (undiscounted) for an asset is estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value.

Derivative Financial Instruments

          The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, on June 30, 2004. The standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through the statement of operations. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedge assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s changes in fair value will be immediately recognized in earnings.

New Accounting Pronouncements

          In 2001, the FASB issued SFAS No. 143, Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 provides accounting requirements for retirement obligations (whether statutory, contractual, or as a result of promissory estoppel) associated with tangible long-lived assets. The Company adopted SFAS No. 143 as of January 1, 2003.

          Adoption of SFAS No. 143 changes the accounting for the removal of Thermal’s plant from leased property and requires the recognition of an asset related to the removal obligation, which is amortized over the remaining lives of the plant. The net difference between the asset recognized and the change in the liability to reflect fair value upon adoption of SFAS No. 143 is recorded in earnings and recognized as a cumulative effect of a change in accounting principle, net of income taxes. The liability represents an obligation for the future removal of the plant and, as a result, accretion expense accrues on this liability until such time as the obligation is satisfied. The Company also has identified retirement obligations associated with certain plant assets that have not been recorded because the fair value of such obligations can not be reasonably estimated, due primarily to the indeterminate lives of these assets.

          The adoption of SFAS No. 143 resulted in a non-cash, one-time cumulative effect of a change in accounting principle of $298,876, after income taxes for the nine months ended September 30, 2003. Accretion expense for the 3 months ended September 30, 2004, for the six months ended June 30, 2004 and the nine months ended September 30, 2003 was $22,668, $102,591 and $144,175, respectively, and depreciation expense for the 3 months ended September 30, 2004, the six months ended June 30, 2004 and the nine months ended September 30, 2003 was $11,334, $22,668 and $45,133, respectively. These impacts are based on the Company’s current interpretation of SFAS No. 143 and are subject to continued refinement based on the finalization of assumptions and interpretation at the time of adopting the standard, including the determination of the credit-adjusted risk-free rate.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

          The following table provides a reconciliation of the ARO reflected on the Company’s balance sheet at September 30, 2004:

September 30,
2004

Asset retirement obligation at January 1	$2,235,147
Accretion expense for the six months ended June 30	102,591
Purchase accounting adjustment	313,474
Accretion expense for the three months ended September 30	22,668

Asset retirement obligation at September 30	$2,673,880

          In 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long- lived Assets (“SFAS No. 144”). The Company adopted SFAS No. 144 on January 1, 2002. SFAS No. 144 establishes accounting and reporting standards for both the impairment and disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and its provisions are generally applied prospectively. The adoption of SFAS No. 144 had no effect on the Company’s reported financial position, results of operations or cash flows.

          In May 2003, the FASB issued Emerging Issues Task Force (“EITF”) Issue 01-08, Determining Whether an Arrangement Contains a Lease (“EITF No. 01-08”). In this abstract the Task Force reached a consensus on determining whether an arrangement contains a lease within the scope of SFAS No. 13, Accounting for Leases (“SFAS No. 13”). EITF No. 01-08 applies to arrangements agreed or committed to, modified, or acquired in business combinations initiated after May 28, 2003. The Company adopted EITF No. 01-08 for purposes of determining if an arrangement contains a lease within the scope of SFAS No. 13. The Company will continue to review arrangements agreed to, modified, or acquired in business combinations on an ongoing basis under the provisions of EITF No. 01-08.

3.	Restricted Cash

          As a condition of the MDE Senior Notes, (See Note 6), the Company is required to maintain a cash balance at any point in time to cover six months of original debt maintenance payments as a minimum maintenance requirement. As of September 30, 2004, the minimum maintenance requirement was $4,050,000. This amount is reflected as a non-current asset as the cash balance requirement continues over the life of the MDE Senior Notes.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

4.	Business Combination

          On June 30, 2004, the Company completed its acquisition of the equity share capital of Thermal Chicago Corporation for $138,856,251 including $2,000,000 of transaction costs. The acquisition has been accounted for under the purchase method of accounting.

          The allocation of the purchase price, including transaction costs, was as follows:

Net working capital	$(547,062)
Land	3,810,000
Buildings	21,620,000
Easements	5,692,000
Plant and distribution equipment	121,161,212
Property held for future use	1,160,000
Furniture and fixtures	324,000
Construction in progress	103,000
Customer relationships	14,300,000
Real estate leases	2,105,000
Equipment lease receivables	16,506,826
Goodwill	1,070,087

Total assets acquired	$187,305,063
Deferred taxes	(48,448,812)

Net assets acquired	$138,856,251

          The net working capital acquired consisted of cash, accounts receivable, prepaid expenses, accounts payable (including taxes) and other payables.

          The Company allocated $14,300,000 of the purchase price to customer relationships in accordance with Emerging Issues Task Force Issue (“EITF”) No. 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination. The Company will amortize the amount allocated to customer relationships over a 13.2 year period.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

5.	Acquisition of ETT Nevada, Inc.
          On September 29, 2004, the Company completed its acquisition of the equity share capital of ETT Nevada, Inc. held by Holdings for $9,057,789, including $500,000 of transaction costs. The Company also acquired 100% of the outstanding Notes Payable at par. The acquisition has been accounted for under the purchase method of accounting and the results of operations for ETT Nevada, Inc. have been included in the financial statements since the acquisition date. The fair value of the assets acquired as of the acquisition date was as follows:

Net working capital	$4,228,648
Equipment lease receivable	33,094,734
Customer relationships	720,621

Total assets acquired	38,044,003
Deferred taxes	4,548,418
Notes payable assumed	19,053,440
Minority interest	5,384,356

Net assets acquired	$9,057,789

          The net working capital acquired consisted of cash, accounts receivable, prepaid expenses and accounts payable.

          The Company allocated $720,621 of the purchase price to customer relationships in accordance with EITF 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination. The Company will amortize the amount allocated to customer relationships over a 15.3 year period.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

          The following pro forma unaudited information is presented to illustrate the estimated effects of the 2004 ETT Nevada, Inc. acquisition had the transaction occurred on January 1, 2004 and January 1, 2003:

				Total		ETT Nevada,	Total
	MDEH LLC			Pro Forma	MDEH LLC	Inc.	Pro Forma
	Three Months	MDEH LLC	ETT Nevada, Inc.	Nine Months	Nine Months	Nine Months	Nine Months
	Ended	Six Months	January 1, 2004	Ended	Ended	Ended	Ended
	September 30,	Ended June 30,	to September 29,	September 30,	September 30,	September 30,	September 30,
	2004	2004	2004	2004	2003	2003	2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$11,812,017	$14,776,689	$5,649,323	$32,238,029	$25,050,850	$5,665,556	$30,716,406
Cost of revenue	8,524,720	8,950,768	2,600,399	20,075,887	15,290,029	2,572,680	17,862,709

Gross profit (loss)	3,287,297	5,825,921	3,048,924	12,162,142	9,760,821	3,092,876	12,853,697
Operating expenses:
Professional fees	—	—	24,977	24,977	—	12,262	12,262
General and administrative	606,908	2,129,408	23,602	2,759,918	1,750,623	9,777	1,760,400
Amortization	330,300	49,420	—	379,720	74,130	—	74,130

Total operating expenses	937,208	2,178,828	48,579	3,164,615	1,824,753	22,039	1,846,792
Operating profit (loss)	2,350,089	3,647,093	3,000,345	8,997,527	7,936,068	3,070,837	11,006,905
Other income (expense):
Interest income	5,576	40,966	—	46,542	76,114	—	76,114
Interest expense	(937,898)	(12,334,743)	(1,848,026)	(15,120,667)	(3,660,835)	(2,097,695)	(5,758,530)
Interest swap expense	(1,898,737)	(338,818)	—	(2,237,555)	—	—	—
Debt issuance fees	(957,539)	—	—	(957,539)	—	—	—
Rental income	36,600	73,200	—	109,800	109,800	—	109,800
Gain on elimination of debt, net	—	1,985,174	—	1,985,174	—	—	—
Gain on early extinguishment of debt, net	—	—	—	—	438,984	—	438,984
Acceleration of debt premium/discount	—	1,313,103	—	1,313,103	62,948	—	62,948
Income from equity investment	—	—	—	—	—	23,957	23,957
Other, net	6,457	10,337	824	17,618	288,420	(500)	287,920

Income (loss) before taxes, minority share and cumulative effect	(1,395,452)	(5,603,688)	1,153,143	(5,845,997)	5,251,499	996,599	6,248,098
Provision for income taxes (benefit)	(550,004)	(1,576,937)	301,302	(1,825,639)	2,063,908	200,796	2,264,704
Income (loss) before minority interest and cumulative effect	(845,448)	(4,026,751)	851,841	(4,020,358)	3,187,591	795,803	3,983,394
Minority interest	(2,062)	—	(298,467)	(300,529)	—	(269,434)	(269,434)
Cumulative effect of change in accounting principal, net of tax of $196,855	—	—	—	—	(298,876)	—	(298,876)
Net income/(loss) from continuing operations	$(847,510)	$(4,026,751)	$553,374	$(4,320,887)	$2,888,715	$526,369	$3,415,084

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

6.	Senior Notes Payable, Long-term Note Payable and Long-term Debt

          Under a previously existing arrangement with Holdings, Thermal could borrow an aggregate principal amount of $125,000,000 from Holdings at an interest rate that approximated LIBOR plus a margin ranging from 50 to 130 basis points. In April 2004, the balance of this note payable was converted to equity. For the six months ended June 30, 2004 and the nine months ended September 30, 2003, Thermal had approximately $0 and $59,361,000 of outstanding borrowings, respectively. Total interest and costs incurred on the borrowings aggregated approximately $364,400 and $1,028,000 for the six months ended June 30, 2004 and the nine months ended September 30, 2003, respectively. The effective interest rate for 2004 and 2003 was 1.60% and 1.72%, respectively. This arrangement was terminated upon the sale of Thermal to the Company.

          In May 2000, NW Chicago entered into a Note Purchase Agreement to issue an aggregate principal amount of $28,000,000 of 9.09% Senior Notes due January 31, 2020 (“Senior Notes”). Interest was payable quarterly and quarterly principal payments began April 30, 2002. Holdings settled these Senior Notes on June 30, 2004 as a result of the sale of NW Chicago to Macquarie District Energy, Inc.

          The unsecured Senior Notes, had equal aggregate payments of principal and interest due quarterly through June 2023, that contained certain restrictive covenants. Exelon had guaranteed NW Chicago’s payments under the Note Purchase Agreement. During 2001, Exelon began charging NW Chicago fees of 0.50% on the outstanding guarantee. Under this arrangement, NW Chicago paid approximately $0 and $139,000 in guarantee fees for the six months ended June 30, 2004 and the nine months ended September 30, 2003, respectively, which are included in the interest expense category on the statement of operations. This guarantee was eliminated on June 30, 2004.

          For the six months ended June 30, 2004 and the nine months ended September 30, 2003 total interest expense on the Senior Notes was approximately $1,209,100 and $1,860,500, respectively. Total interest paid for the period ended June 30, 2004 and September 30, 2003 on the Senior Notes was approximately $1,209,100 and $1,864,400, respectively.

          In June 1999, Plant 6 entered into a Note Purchase Agreement to issue an aggregate principal amount of $11,523,000 of 7.68% Senior Notes due June 30, 2023 (“Senior Notes”). Principal and interest were payable quarterly, with principal payments beginning March 31, 2002. Holdings settled these Senior Notes on June 30, 2004 as a result of the sale of Plant 6 to Macquarie District Energy, Inc. As of June 30, 2004 and September 30, 2003, $0 and $10,932,156 respectively, of the notes were outstanding. For the periods June 30, 2004 and September 30, 2003, total interest incurred on the Senior Notes was approximately $416,300 and $636,400, respectively. Total interest paid on the Senior Notes for the same periods was approximately $403,600 and $636,400, respectively.

          Plant 6’s former ultimate parent corporation, Exelon, guaranteed the Senior Notes and charged Plant 6 fees at a rate of 0.5% on the outstanding balance under this guarantee. Under this agreement, Plant 6 paid approximately $0 and $63,200 for the six months ended June 30, 2004 and the nine months ended September 30, 2003, respectively, which are included in the interest expense category on the statement of operations. This guarantee was eliminated on June 30, 2004.

          On June 30, 2004 the company entered into a Combined Bridge Acquisition, Working Capital and Letter of Credit Facility Agreement with Macquarie Bank Limited (the “Bridge Facility”). On the same date, coinciding with the purchase of all the stock of Thermal Chicago Corporation, the then existing long term debts of Thermal Chicago Corporation were repaid and the company drew down $75,765,786 under the Bridge Facility.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

          On September 29, 2004 the company refinanced its Bridge Facility by borrowing $120 million under a series of senior secured notes (“MDE Senior Notes”) with John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, The Manufacturers Life Insurance Company (U.S.A.), Allstate Life Insurance Company and Allstate Insurance Company. The proceeds of the MDE Senior Notes were used to repay the previously outstanding Bridge Facility, finance the acquisition by the Company of Northwind Aladdin, pay certain transaction costs associated with these transactions and return some capital of the Company. The MDE Senior Notes are secured by all the assets of the Company and its subsidiaries, excluding the assets of Northwind Aladdin. The MDE Senior Notes are due in 2023, with repayments of the MDE Senior Notes starting in the quarter ending December 31, 2007.

          In addition, the Company entered into a $20,000,000, three-year revolving credit facility with La Salle Bank National Association that may be used to fund capital expenditures or working capital or to provide letters of credit. The Company issued three separate letters of credit totalling $7,200,000 against this facility to the City of Chicago to secure its obligations under the Use Agreement described in Note 13 — Commitments and Contingencies.

          At September 30, 2004 long term debt consists of the following:

Notes payable with interest at 6.82%	$100,000,000
Notes payable with interest at 6.40%	20,000,000

Total long term debt	$120,000,000

          At September 30, 2004 future maturities of long term debt are as follows:

2005	$—
2006	—
2007	3,600,000
2008	6,000,000
2009	4,500,000

Thereafter	$105,900,000

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

7.	Operating Lease Transactions

          In December 1993, the Company became a lessee to an operating lease for land (the “Ground Lease”) on which it has constructed a district cooling plant. The Ground Lease has an initial term of 50 years with an optional renewal term of an additional 49 years. Future minimum rental payments, net of executory costs, at September 30, 2004, under the Ground Lease total approximately $10,921,000 as follows:

2004	$44,000
2005	201,000
2006	201,000
2007	201,000
2008	201,000
Thereafter	10,073,000

Total	$10,921,000

          Exelon guaranteed Thermal’s payments and performance under the Ground Lease through June 30, 2004. During 2001 through June 30, 2003, Exelon charged Thermal fees of 0.50% on the outstanding guarantees. Under this arrangement, Thermal paid approximately $0 in guarantee fees for each of the periods ended June 30, 2004 and September 30, 2003. This guarantee was eliminated on June 30, 2004.

          The Company leases space in three buildings that are used to house district cooling and heating facilities. Generally, the leases have initial terms of 17 to 20 years and optional renewal terms. Future minimum rentals at September 30, 2004 for these leases total approximately $12,659,000, including $1,091,000 payable within one year, $4,437,000 payable between one and five years and $7,131,000 payable more than five years from September, 2004.

          For the three months ended September 30, 2004, the six months ended June 30, 2004 and the nine months ended September 30, 2003, the Company recorded approximately $799,500, $586,500 and $945,000, respectively, of operating lease expense.

8.	Direct Finance Lease Transactions

          The Company has entered into energy service agreements containing provisions to lease certain equipment to customers. Under these agreements, title to the leased equipment will transfer to the customer at the end of the lease terms, which range from 5 to 25 years. The lease agreements are accounted for as direct financing leases.

          NW Aladdin has entered into energy service agreements containing provisions to lease certain equipment to customers. Under these agreements, title to the leased equipment will transfer to the customer at the end of the twenty-year lease terms.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

          The components of the Company’s consolidated net investment in direct financing leases at September 30, 2004 and at December 31, 2003 are as follows:

	Successor	Predecessor
	September 30,	December 31,
	2004	2003

Minimum lease payments receivable	$99,915,766	$31,682,799
Less: unearned financing lease income	50,409,482	16,121,911

Net investment in direct financing	$49,506,284	$15,560,888

Equipment Leases:
Current portion	$2,354,166	$482,643
Long-term portion	47,152,118	15,078,245

	$49,506,284	$15,560,888

          Unearned financing lease income is recognized over the terms of the leases. Future direct-financing minimum lease payments to be received by the Company totals approximately $99,915,766 as follows:

2004	$2,137,000
2005	6,768,000
2006	6,768,000
2007	6,742,000
2008	6,725,000
Thereafter	70,775,766

Total	$99,915,766

          Thermal also acts as the lessor under an operating lease of retail space at Thermal’s first district cooling plant. The lease began in 1996 and has an initial term of ten years, with four additional five-year renewal terms at the option of the lessee. Future minimum rentals to be received by Thermal total $183,000, including approximately $73,000 in 2004 and $146,400 in 2005.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

9.	Property, Plant and Equipment

          The components of property and equipment are as follows:

	Successor	Predecessor
	September 30,	December 31,
	2004	2003

Property, plant and equipment
Land	$3,810,000	$1,416,637
Easements	5,692,000	—
Leasehold improvements	—	60,864
Buildings	21,620,000	17,218,342
Property held for future use	1,167,673	1,278,675
Plant and distribution equipment	121,240,207	65,072,344
Furniture and fixtures	324,000	301,492
Construction in progress	106,950	402,465

	153,960,830	85,750,819
Less: Accumulated depreciation	(1,307,571)	(8,662,163)

Net property, plant and equipment	$152,653,259	$77,088,656

          In a 1996 transaction, the Company sold interconnection equipment of approximately $1,001,000 for total proceeds of $1,177,000, of which $520,000 was received in 1996, $73,000 was received in each of the years 1997 through 2003 and $146,000 will be received in the period 2004 to 2005. As of September 30, 2004, the Company has recorded approximately $68,000 and $17,000 to reflect the current and noncurrent portions, respectively, of the present value of the future proceeds.

10.	Income Taxes

          The Company has recorded a provision (benefit) for income taxes for the three months ended September 30, 2004, the six months ended June 30, 2004 and the nine months ended September 30, 2003 of $(558,218), $(1,635,239) and $2,063,908, respectively, based on its estimate of the effective tax rate for the fiscal year.

          The effective tax rate differs from the statutory federal income tax rate primarily due to state income taxes.

11.	Intangible Assets

          The components of intangible assets are as follows:

	Successor		Predecessor
	September 30, 2004		December 31, 2003

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Value	Amortization	Value	Amortization

Customer relationships	$15,020,621	$(286,446)	$1,145,000	$(306,271)
Real estate leases	2,105,000	(43,854)	—	—

	$17,125,621	$(330,300)	$1,145,000	$(306,271)

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

          Amortization expense for the three months ended September 30, 2004, the six months ended June 30, 2004 and September 30, 2003 was $330,300, $49,420 and $74,130, respectively. Customer relationships will be amortized over approximately 13 years, and real estate leases will be amortized over approximately 12 years.

12.	Other Related Party Transactions

          On March 12, 1997, the Illinois Commerce Commission approved an Affiliated Interests Agreement (“Agreement”) dated as of December 4, 1995, covering Commonwealth Edison Company (“ComEd”), a wholly owned subsidiary of Exelon, and other Exelon affiliates including the Company. The Agreement governs transactions for providing facilities, services and asset transfers between ComEd and various Exelon entities. Beginning in 1998, ComEd billed Exelon Thermal Development, Inc., another wholly owned subsidiary of Holdings, for these services provided to Holdings and its affiliates. During 2004 and 2003, ComEd billed Thermal approximately $0 directly for costs under this agreement.

          For the years ended December 31, 2003 and 2002, the Company incurred costs for the purchase of electricity from two formerly related entities, ComEd and Exelon Energy. Electric purchases from ComEd for the six months ended June 30, 2004 and the nine months ended September 30, 2003, were approximately $1,600,000 and $4,044,000 while purchases for the same periods ended from Exelon Energy were approximately $400,000 and $745,000. At September 30, 2004 and December 31, 2003, approximately $802,000 and $86,000 was payable to ComEd and approximately $217,000 and $14,000 was payable to Exelon Energy. ComEd and Exelon Energy ceased to be related parties upon the completion of the sale of Thermal Chicago Corporation to Macquarie District Energy Inc.

          On June 30, 2004 the Company entered into a Combined Bridge Acquisition, Working Capital and Letter of Credit Facility Agreement with Macquarie Bank Limited, an affiliated company (the “Bridge Facility”). On the same date, coinciding with the purchase of all the stock of Thermal Chicago Corporation, the then existing long term debts of the Thermal Chicago Corporation were repaid and the company drew down $75,765,786 under the Bridge Facility. The Bridge Facility was repaid concurrently with the issuance of the MDE Senior Notes on September 29, 2004. The Company incurred interest expense of $881,210 and commitment and other fees of $957,539 which are included in the Company’s results of operations for the three months ended September 30, 2004.

          Effective April 30, 2004 the Company entered into an interest rate swap transaction at a notional principal amount of $47,500,000 (amortizing) for the period from April 30, 2004 to December 31, 2021 with Macquarie Bank Limited. The swap agreement provided for the receipt of floating rate amounts in exchange for a fixed interest rate of 5.22% without an exchange of the underlying principal amount. On or about July 7, 2004, the Company unwound a portion of the swap and amended the original interest rate swap agreement to continue at a notional principal amount of $20,000,000 (amortizing) for the same term and fixed rate payment as the original transaction.

          On September 27, 2004 the Company terminated the remaining $20,000,000 interest rate swap. As a result of the early termination of the interest swap, the Company paid $2,237,555 to terminate the interest swap. In conjunction with the interest rate swap transaction, the Company recorded, as a component of interest expense, the fair value adjustment of $16,617 and accrued interest of $322,201, as of June 30, 2004. During the three months ended September 30, 2004, the Company incurred additional interest expense of $1,898,737 as a result of the termination of the swap.

          Management is of the opinion that the aforementioned transactions have been recorded at amounts substantially equivalent to those that would have been recorded if the affiliates were not related.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

13.	Commitments and Contingencies

          The Company has forecasted capital expenditures for the year 2004 of approximately $1,000,000, primarily relating to maintenance expenditures and customer connections. As of September 30, 2004, the Company’s purchase commitments, primarily related to such construction, were approximately $81,000.

          On September 28, 1994, Thermal entered into a District Cooling System Use Agreement (“Use Agreement”) with the City of Chicago for an initial term of 20 years. Under the Use Agreement, Thermal may install piping under the City’s streets from its district cooling facilities to customers’ buildings. Thermal executed a surety bond in the amount of $5,000,000, which is conditioned upon Thermal’s performance and discharge of its obligations under the Use Agreement. The surety bond automatically renews annually unless the Surety Company provides notice of non-renewal to the City of Chicago. Exelon guaranteed the surety bond through June 30, 2004. Subsequent to the sale of the Company, this guarantee was eliminated, and the bond was secured by a $7,100,000 letter of credit obtained by the Company.

          Exelon previously guaranteed certain amounts that may be owed by the Company in connection with several other of its district cooling projects in a total amount aggregating $100,000. These guarantees were also eliminated subsequent to the sale of the Company on June 30, 2004.

14.	Bankruptcy Proceeding and Settlement

          In September 2001, one of NW Aladdin’s customers (the “Debtor”) filed a voluntary case under the United States Bankruptcy Code. Early in the case, the Debtor received temporary approval from the court to pay only the usage portion of their NW Aladdin bills. The usage portion represents approximately 20% of the Debtor’s annual bill. The remainder of the Debtor’s bill includes capital recovery, return on equity and operating cost recovery components.

          In December 2001, NW Aladdin filed a motion to compel the Debtor to assume or reject the executory contract and lease with NW Aladdin, or, in the alternative, granting NW Aladdin adequate protection. In January 2002, a hearing related to the motion was held. At the hearing, the Debtor was ordered to pay the usage portion as well as additional components of their NW Aladdin bill.

          In December 2002, the Bankruptcy Court approved a Settlement Agreement and Release (“Settlement Agreement”) between, among others, NW Aladdin, the Debtor and NW Aladdin’s noteholders resolving all legal disputes between the parties. As of the effective date of the Settlement Agreement, the Debtor owed NW Aladdin a cure amount totaling $2,900,000. Of the total amount, $1,900,000 was paid immediately. The balance is due upon the Debtor achieving certain financial hurdles over four consecutive quarters within the next five years. As of September 30, 2004, the Debtor had not achieved those financial hurdles. NW Aladdin currently cannot predict if the Debtor will achieve those hurdles in the remaining time frame and as such has reserved approximately $507,000 against the remaining $1 million balance due.

15.	Sale of the Business

          On August 18, 2004, the Company’s parent, Macquarie Investment Holdings Inc (the “Seller”), entered into a Stock Purchase agreement with Macquarie Infrastructure Company, Inc. to sell the outstanding shares of the Company for a purchase price of approximately $62,200,000.

MACQUARIE DISTRICT ENERGY HOLDINGS, LLC
(successor to Thermal Chicago Corporation)

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

16.	Financial Statement Restatement

          In the Company’s previously issued consolidated condensed financial statements, equipment lease income was included as a component of other income (expense) on the consolidated condensed statements of operations. However, the Company has concluded that its equipment lease activity should be treated as a component of operating revenue due to the integral nature of the equipment to other revenue-generating operations of the Company. As a result the Company has reclassified equipment lease income in the amounts of $224,290 from other income (expense) to operating revenues for the six months ended June 30, 2004.

          Also included in the previously issued consolidated condensed financial statements, the Company had recorded financing lease income as interest income on its statements of operations related to the Plant 6 equipment lease. As noted above, the Company has concluded that this equipment lease activity should be treated as a component of operating revenue due to the integral nature of the equipment to other revenue-generating operations of the Company. As a result the Company has reclassified interest income in the amount of $446,538 from other income (expense) to operating revenues for the six months ended June 30, 2004.

          The reclassifications above did not impact consolidated net income.

          The Company also reclassified the changes in the equipment lease receivable to a component of operating activities on the consolidated condensed statement of cash flows reflecting the net proceeds received above the amount already reflected as equipment lease income included as a component of net income (loss) on the consolidated condensed statement of cash flows. As a result, the Company reclassified $291,840 from cash flows from financing activities for the six months ended June 30, 2003 to cash flows from operations.

          The following table provides a listing of amounts as reported in previously issued financial statements and the amounts as restated:

	Six Months Ended June 30,
	2004

Consolidated Condensed Statement of Operations	As Reported	As Restated

Revenue	$14,105,861	$14,776,689
Other income (expense):
Interest income	487,504	40,966
Equipment lease income	224,290	—

	Six Months Ended June 30,
	2004

Consolidated Condensed Statements of Cash Flows	As Reported	As Restated

Net cash provided by (used in) operating activities	$(2,020,065)	$(1,728,225	)(1)
Equipment lease receivables, net	—	291,840
Net cash (used in) provided by financing activities	(4,396,962)	(4,688,802)

(1)	Includes $203,291 in losses (net of tax) related to the interest rate swap transaction by MDEH as well as other cash flow changes related to MDEH.

ETT NEVADA, INC.

CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of ETT Nevada, Inc.:

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of ETT Nevada, Inc. (the “Company”) at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          As discussed in Note 10 of the consolidated financial statements, the Company has restated its consolidated financial statements to reflect: (1) financing lease income as a component of operating revenue for all periods presented, (2) increased revenue and net income for 2003 for an amount previously not reported, (3) combined the presentation of the deferred lease valuation reserve as a component of equipment lease receivables and (4) the changes in the equipment lease receivable as a component of cash flow from operating activities.

/s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois

October 13, 2004, except as to Notes 5, 6 and 10,
                    which is November 8, 2004

ETT NEVADA, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(Restated)	(Restated)
Assets
Current assets:
Cash and cash equivalents	$717,590	$606
Trade accounts receivable, net	209,455	539,509
Equipment lease receivables	1,700,906	1,460,295
Prepaids expenses and other current assets	61,662	52,906

Total current assets	2,689,613	2,053,316
Other assets:
Restricted cash	2,383,590	2,284,451
Equipment lease receivables, net	35,745,044	37,224,836

Total other assets	38,128,634	39,509,287
TOTAL ASSETS	$40,818,247	$41,562,603

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable and other accrued expenses	$136,748	$259,826
Payables to affiliates	6,553,238	6,932,633
Income tax payable to affiliate	635,115	501,710
Current portion of senior note payable	656,000	636,416

Total current liabilities	7,981,101	8,330,585
Noncurrent liabilities:
Losses in excess of capital contribution to equity investments	—	371,159
Deferred income taxes	4,709,059	4,039,720
Long-term portion of note payable	19,668,644	21,627,755

Total noncurrent liabilities	24,377,703	26,038,634
Minority interest in consolidated subsidiaries	5,085,890	4,745,448
Commitments and contingencies	—	—
Stockholder’s equity:
Common stock	—	—
Paid in capital	1,258,877	913,777
Retained earnings	2,114,676	1,534,159

Total stockholders’ equity	3,373,553	2,447,936
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$40,818,247	$41,562,603

The accompanying notes are an integral part of these consolidated financial statements.

ETT NEVADA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,

	2003	2002	2001

	(Restated)	(Restated)	(Restated)
Revenue	$7,230,193	$9,100,551	$9,484,552
Cost of revenue	3,204,504	3,221,009	3,462,228

Gross profit (loss)	4,025,689	5,879,542	6,022,324
Operating expenses:
Bad debts	—	143,296	490,788
Professional fees	22,189	1,224,393	78,050
General and administrative	12,180	24,030	20,880

Total operating expenses	34,369	1,391,719	589,718
Operating profit	3,991,320	4,487,823	5,432,606
Other income (expense):
Interest expense	(2,773,111)	(3,112,721)	(3,512,239)
Interest income	8,713	28,424	203,202
Income (loss) from equity investments	26,060	(24,791)	(105,188)
Other, net	(510)	(8,579)	12,901

Income before income taxes and minority share	1,252,472	1,370,156	2,031,282
Provision for income taxes	331,514	333,746	524,957

Income before minority interest	920,958	1,036,410	1,506,325
Minority interest	(340,441)	(416,803)	(704,307)

Net income	$580,517	$619,607	$802,018

The accompanying notes are an integral part of these consolidated financial statements.

ETT NEVADA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Shares of				Total
	Common		Additional	Retained	Stockholders’
	Stock	Amount	Paid in Capital	Earnings	Equity

				(Restated)	(Restated)
Balance at December 3, 2000	1,000	$—	$913,777	$112,533	$1,026,310
Net income	—	—	—	802,018	802,018

Balance at December 31, 2001	1,000	—	913,777	914,551	1,828,328
Net income	—	—	—	619,608	619,608

Balance at December 31, 2002	1,000	—	913,777	1,534,159	2,447,936
Equity contribution	—	—	345,100	—	345,100
Net income	—	—	—	580,517	580,517

Balance at December 31, 2003	1,000	$—	$1,258,877	$2,114,676	$3,373,553

Note: The common stock of ETT Nevada, Inc. has no stated par value.

The accompanying notes are an integral part of these financial statements.

ETT NEVADA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,

	2003	2002	2001

	(Restated)	(Restated)	(Restated)
Cash flows from operating activities:
Net income	$580,517	$619,608	$802,018
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income taxes	669,339	2,111,876	1,968,344
Equipment lease receivables, net	1,239,181	(282,750)	216,950
Minority interest	340,442	416,802	(197,155)
Net effect on cash flow of changes in:
Trade receivables	330,054	157,419	876,601
Income taxes receivable from affiliate	—	709,565	(480,779)
Income taxes payables to affiliate	133,405	501,710	—
Prepayments and other assets	(8,756)	(10,494)	(14,791)
Accounts payable and other accrued expenses	(123,078)	(438,411)	(699,763)
Payable to affiliates	(379,395)	(2,708,130)	(2,885,819)

Net cash provided by (used in) operating activities	2,781,709	1,077,195	(414,394)

Cash flows from investing activities:
Investment in equity affiliate	(26,059)	24,791	55,188

Net cash (used in) provided by investing activities	(26,059)	24,791	55,188

Cash flows from financing activities:
Repayment of senior notes	(1,939,527)	(863,757)	(499,392)
Decrease in restricted cash	(99,139)	(237,623)	(1,431,096)
Decrease in deferred gain	—	—	(1,929,521)

Net cash used in financing activities	(2,038,666)	(1,101,380)	(3,860,009)

Net increase (decrease) in cash and cash equivalents	716,984	606	(4,219,215)
Cash and cash equivalents at beginning of year	606	—	4,219,215

Cash and cash equivalents at end of year	$717,590	$606	$—

Supplemental disclosure information:
Non-cash financing activities:
Cash paid for interest:	$2,631,536	$2,820,206	$2,732,415

Cash paid for taxes:	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ETT NEVADA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company and Corporate Restructuring

          ETT Nevada, Inc., a wholly owned subsidiary of Exelon Thermal Holdings, Inc. (“Holdings”), is a Nevada corporation, and through its consolidated subsidiaries (collectively, the “Company”), owns and operates a district energy plant in Las Vegas, Nevada. The Company’s consolidated subsidiaries are Northwind Aladdin LLC (“NW Aladdin”) and Northwind Las Vegas LLC (“NW Las Vegas”). Both NW Aladdin and NW Las Vegas are jointly owned by the Company and Nevada Electric Investment Company (“NEICO”), a wholly owned indirect subsidiary of Sierra Pacific Resources (“SPR”).

          NW Aladdin, a Nevada limited liability company, was formed on October 28, 1997. In accordance with NW Aladdin’s Limited Liability Company Agreement dated March 18, 1999, profits or losses for any fiscal year shall be allocated among the members in proportion to their percentage interest, as follows:

ETT Nevada	75%
NEICO	25%

          NW Aladdin provides chilled water, hot water, and standby electricity services to the Aladdin Casino and Resort complex in Las Vegas, Nevada. Operations began on March 1, 2000 and the casino and resort opened to the public on August 17, 2000. The Company consolidates NW Aladdin for financial reporting purposes due to its 75% ownership interest and its significant influence on the NW Aladdin operations.

          NW Las Vegas, a Nevada limited liability company, was formed on October 28, 1997 to develop district energy projects in Las Vegas, Nevada. NW Las Vegas is owned 50% by the Company and 50% by NEICO. The Company has recorded its investment in NW Las Vegas under the equity method of accounting because it does not have control over the NW Las Vegas operations.

          During 2003, the members of NW Las Vegas mutually agreed to cease business activities and begin the dissolution process. NW Las Vegas had no assets at December 31, 2003 and was relieved of certain obligations to an affiliate of the Company in connection with the dissolution. In December 2003, the Company eliminated its investment in NW Las Vegas by adjusting paid in capital for $345,100 as a result of this debt relief. Articles of dissolution were filed with the State of Nevada during February 2004.

          In a corporate restructuring effective January 1, 1998, Holdings was incorporated as a wholly owned subsidiary of Exelon Enterprises, Inc. (“Enterprises”) and became the parent company of ETT Nevada, Inc.

          On October 20, 2000, Exelon Corporation (“Exelon”) became the ultimate parent corporation of ETT Nevada, Inc. as a result of the completion of the transactions contemplated by an Agreement and Plan of Exchange and Merger, as amended (“Merger Agreement”), among PECO Energy Company, Unicom and Exelon. Pursuant to the Merger Agreement, Unicom merged with and into Exelon (“Merger”). As a result of the Merger, Unicom ceased to exist and its subsidiaries became subsidiaries of Exelon. As a result of the merger, the Company changed its name from UTT Nevada, Inc. to ETT Nevada, Inc. in October 2001. The Merger was accounted for using the purchase method of accounting. The fair value of the Company’s assets and liabilities at the date of the Merger approximated the assets’ book value. As a result of the application of purchase accounting, the Company recorded a decrease of $913,777 in retained earnings and a corresponding increase of $913,777 in paid in capital.

          On December 23, 2003, Exelon and Exelon Thermal Holdings, Inc. entered into a Stock Purchase agreement with Macquarie District Energy, Inc., Macquarie District Energy Holdings, LLC and Macquarie Bank Limited to sell the outstanding shares of ETT Nevada, Inc. The transaction closed on

ETT NEVADA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 29, 2004. The Company will be required to apply the purchase method of accounting as of the date following closing, as described in SFAS No. 141.

2.	Summary of Significant Accounting Policies

          References to the “FASB,” “SFAS” and SAB” herein refer to the “Financial Accounting Standards Board,” “Statements of Financial Accounting Standards,” and the “SEC Staff Accounting Bulletin,” respectively.

Principles of Consolidation

          The accompanying consolidated financial statements include all accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Basis of Presentation

          The consolidated financial statements for ETT Nevada, Inc, include the operations of NW Aladdin with NEICO ownership in NW Aladdin reflected as a minority interest and its 50% member interest in NW Las Vegas accounted for under the equity method.

Revenue Recognition

          In accordance with Staff Accounting Bulletin 104, “Revenue Recognition,” the Company recognized revenue when: persuasive evidence of an arrangement exists, delivery had occurred or services have been rendered, the seller’s price to the buyer is fixed and determinable, and collectibility is reasonably assured. Revenues from consumption and other services are classified as one category and are recognized at the time of performance of service. Revenues represent a direct reimbursement of essentially all costs to operate the facility. Cash received from customers for services to be provided in the future are recorded as unearned revenue and recognized over the expected service period on a straight-line basis or when the earnings process is complete.

	For the Year Ended	For the Year Ended	For the Year Ended
Revenue Category	December 31, 2003	December 31, 2002	December 31, 2001

Chilled water	$1,709,311	$1,798,769	$1,886,931
Hot water	288,099	497,254	734,622
Financing lease income, net	4,110,474	5,807,803	5,887,081
Other	1,204,502	996,724	975,918

Total gross revenue	$7,312,385	$9,100,551	$9,484,552
Less: credits	(82,192)	—	—
Total net revenues	$7,230,193	$9,100,551	$9,484,552

Receivables and Credit Concentration

          Accounts receivable are uncollateralized non-interest bearing customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable is stated at the amount billed to the customer. Accounts receivables in excess of 90 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the oldest unpaid invoices.

ETT NEVADA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The carrying amount of accounts receivable is reduced by a valuation allowance that reflects the Company’s best estimate of the amounts that may not be collected. At December 31, 2003 and 2002, the allowance for doubtful accounts was approximately $507,000 and $507,000, respectively.

          During 2003, 2002 and 2001, NW Aladdin had two customers. These customers comprised approximately 90% and 10%, 93% and 7%, and 93% and 7%, respectively, of NW Aladdin’s total operating revenues. Each customer contract has a twenty-year service term.

Bank Concentration

          The Company maintains cash balances with financial institutions that at times may exceed the limits insured by the Federal Deposit Insurance Corporation.

Direct Financing Leases

          NW Aladdin has entered into energy service agreements containing provisions to lease certain equipment to its two customers (see Note 5). These agreements are accounted for as direct financing leases under SFAS No. 13, Accounting for Leases (“SFAS No. 13”) since title to the equipment will transfer to the customer at the end of the twenty-year lease terms. NW Aladdin records these transactions at the present value of the future minimum lease payments calculated under the effective interest method.

Income Taxes

          The Company is included in the consolidated federal and state income tax returns being filed by Exelon. Deferred income taxes are recognized at presently enacted income tax rates to reflect the tax effect of temporary differences between the financial accounting and income tax bases of assets and liabilities. The resulting deferred tax liabilities and assets represent income taxes to be paid or realized in the future when the related assets and liabilities are recovered and settled, respectively.

Cash and Cash Equivalents

          Temporary cash investments with an original maturity of three months or less are considered to be cash equivalents.

Restricted Cash

          As part of the Note Purchase Agreement (see Note 4), NW Aladdin is required to maintain a cash balance at any point in time to cover six months of original debt maintenance payments and $600,000 adjusted annually, as a minimum maintenance requirement. As of December 31, 2003, the minimum maintenance requirement was $672,000. This amount increases by 3.75% at the beginning of each calendar year.

          In accordance with the Note Purchase Agreement, as amended by the Settlement Agreement (see Note 3), restricted payments to the members of NW Aladdin are permitted on a quarterly basis provided that NW Aladdin is in compliance with certain operating and financial covenants including the aforementioned condition.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ETT NEVADA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

New Accounting Pronouncements

          In 2001, the FASB issued SFAS No. 143, Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 provides accounting requirements for retirement obligations (whether statutory, contractual, or as a result of promissory estoppel) associated with tangible long-lived assets. The Company adopted SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 had no effect on the Company’s reported financial position, results of operations, or cash flows. By agreement, any costs to dismantle the NW Aladdin facility are borne by the customer.

Financial Instruments

          The carrying values of accounts receivable, other receivables, lease receivables, accounts payable, and accrued expenses approximate their fair values. At December 31, 2003 and 2002, the estimated fair value of the NW Aladdin Senior Notes was $23,021,000 and $22,233,000, respectively. The book value of these notes was approximately $20,325,000 and $22,264,000 at December 31, 2003 and 2002, respectively.

          Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts are not necessarily indicative of the amounts NW Aladdin would realize upon disposal nor do they indicate NW Aladdin’s intent or ability to dispose of the financial instrument.

Segment Information

          The Company operates in a single segment as a provider of cooling, heating and related services to a hotel and casino with an adjoining shopping center in the greater metro Las Vegas area.

          During 2003, 2002 and 2001, the Company had two customers. These companies comprised approximately 90% and 10%, 93% and 7%, and 93% and 7%, respectively, of the Company’s total operating revenues. Each customer contract has a twenty-year service term and have been classified as direct financial leases in accordance with FAS 13.

Asset Impairment

          An impairment in the carrying value of an asset is recognized whenever anticipated future cash flows (undiscounted) for an asset are estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value. The Company has not identified any such impairment losses.

Comprehensive Income

          The Company currently does not have any elements of other comprehensive income.

3.	Bankruptcy Proceeding and Settlement

          In September 2001, one of NW Aladdin’s two customers (the “Debtor”) filed a voluntary case under the United States Bankruptcy Code. Early in the case, the Debtor received temporary approval from the court to only pay for the usage portion of their NW Aladdin bills. The usage portion represents approximately 20% of the Debtor’s annual bill. The remainder of the Debtor’s bill includes capital recovery, return on equity and operating cost recovery components.

          In December 2001, NW Aladdin filed a motion to compel Debtor to assume or reject the executory contract and lease with NW Aladdin, or, in the alternative, granting NW Aladdin adequate protection. In January 2002, a hearing was held related to the motion. At the hearing, the Debtor was ordered to pay the usage portion as well as additional components of their NW Aladdin bill.

ETT NEVADA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In December 2002, the Bankruptcy Court approved a Settlement Agreement and Release (“Settlement Agreement”) between, among others, NW Aladdin, the Debtor and NW Aladdin’s noteholders (see Note 4) resolving all legal disputes between the parties. As of the effective date of the Settlement Agreement, the Debtor owed NW Aladdin a cure amount totaling $2.9 million. Of the total amount, $1.9 million was paid immediately. The balance is due upon the Debtor achieving certain financial hurdles over four consecutive quarters within the next five years. As of December 31, 2003, the Debtor had not achieved those financial hurdles. NW Aladdin currently cannot predict if the Debtor will achieve those hurdles in the remaining time frame and as such has reserved approximately $507,000 against the remaining balance due.

          An additional provision of the Settlement Agreement requires the Debtor to pay a return of equity portion of their monthly NW Aladdin bill with a 10% return going forward instead of a 20% return in the original contract. This change resulted in a reduction of the minimum lease payment receivable and unearned financing lease income in the amount of approximately $19 million.

          In 2002, NW Aladdin incurred approximately $1,176,000 in professional fees related to representation obtained in connection with the Settlement Agreement.

4.	Senior Notes Payable

          In March 1999, the NW Aladdin entered into a Note Purchase Agreement to issue from time to time, an aggregate principal amount of $40,000,000 of senior secured notes (“Senior Notes”). Of the aggregate principal amount, $16,000,000 were to be Floating Series A Senior Secured Notes (“Series A Notes”) due the earlier of March 31, 2000 or the Completion Date, as defined in the Agreement, and $24,000,000 were to be Fixed Rate Series B Senior Secured Notes (“Series B Notes”) due on the 17th anniversary of the earlier of the Completion Date or March 1, 2000.

          In March 2000, NW Aladdin’s members contributed $16,000,000 in proportion of their percentage interest (see Note 1). The proceeds from the contribution were used to repay maturing Series A Notes on March 31, 2000.

          Principal payments for the Series B Notes over the next five years and thereafter aggregate approximately:

Year	Principal Payment

2004	$2,103,000
2005	$2,195,000
2006	$2,300,000
2007	$2,418,000
2008	$2,551,000
Thereafter	$8,758,000

Total	$20,325,000

          Prior to the March 1, 2000 project Completion Date, as defined in the Note Purchase Agreement, the Series B Notes have an interest rate of 9.28%. After the Completion Date, the Series B Notes have an interest rate of 12.14%. Principal and interest are payable quarterly. The assets of NW Aladdin collateralize the Series B Notes.

          As of December 31, 2003 and 2002, approximately $20,325,000 and $22,264,000, respectively, of the Series B Notes were outstanding. For the years ended December 31, 2003, 2002 and 2001, total interest incurred and paid on the Senior Notes was approximately $2,637,000, $2,820,000 and $2,732,000 respectively.

ETT NEVADA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Due to a customer’s bankruptcy filing (see Note 3), the NW Aladdin was in default under the Note Purchase Agreement and as a result the outstanding Series B Notes were reclassified to short-term as of December 31, 2001. As of the effective date of the Settlement Agreement (see Note 3), the default was deemed cured and an event of default cannot be declared due to the continuation of the customer’s bankruptcy filing.

          As part of the Settlement Agreement, NW Aladdin agreed to pay approximately $115,000 a month as early amortization of the outstanding principal on the Series B Notes, without a prepayment penalty. This will effectively shorten the maturity of the notes to 2012. NW Aladdin paid approximately $1,303,000 and $300,000 during 2003 and 2002, respectively, under this arrangement. The required principal payments shown in the above table include these additional payments.

5.	Direct Financing Lease Transactions (Restated)

          NW Aladdin has entered into energy service agreements containing provisions to lease certain equipment to its two sole customers. Under these agreements, title to the leased equipment will transfer to the customer at the end of the twenty-year lease terms. The lease agreements are accounted for as direct financing leases. The components of the net investment in direct financing equipment leases at December 31, 2003, 2002 and 2001 are as follows:

	December 31, 2003	December 31, 2002

	(Restated)	(Restated)
Minimum lease payments receivable	$73,613,387	$99,958,844
Less: unearned financing lease income	36,167,437	61,273,713

Net investment in direct financing	$37,445,950	$38,685,131

Equipment Leases:
Current portion	$1,700,906	$1,460,295
Long-term portion	35,745,044	37,224,836

	$37,445,950	$38,685,131

          Unearned financing lease income is recognized over the terms of the leases. Future direct-financing minimum lease payments to be received by the Company totals approximately $73,613,000 as follows:

2004	$5,453,000
2005	5,070,000
2006	5,070,000
2007	5,070,000
2008	5,070,000
Thereafter	47,880,000

Total	$73,613,000

          The Settlement Agreement (see Note 3) changed one customer’s lease agreement effective January 1, 2003 by reducing the return of equity portion of their contract to reflect a 10% return going forward instead of the 20% return specified in the original contract. This change resulted in a reduction of the minimum lease payment receivable and unearned financing lease income in the amount of approximately $19 million. The Company has restated its financial statements to combine the deferred lease valuation reserve as a component of equipment lease receivables (see Note 10).

ETT NEVADA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Income Taxes (Restated)

          The income tax provision (benefit) consisted of the following for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	December 31,	December 31,	December 31,
	2003	2002	2001

	(Restated)
Current income taxes
Federal	$(337,825)	$(1,778,130)	$(1,443,387)
State	—	—	—
Deferred income taxes
Federal	669,339	2,111,876	1,968,344
State	—	—	—

Total income tax provision (benefit)	$331,514	$333,746	$524,957

          The difference between the actual provision for income taxes from continuing operations and the “expected” provision (benefit) for income taxes computed by applying the U.S. federal corporate tax rate of 35% to income from continuing operation before taxes is attributable to the following (in thousands):

	December 31,	December 31,	December 31,
	2003	2002	2001

	(Restated)
Provision for federal income taxes at statutory rate	$331,353	$333,674	$464,441
Other	161	72	60,516

Provision for income taxes (benefit)	$331,514	$333,746	$524,957

          The Company was included in the consolidated federal and state income tax returns filed by its parent for tax year ended December 31, 2003, 2002 and 2001. Current and deferred taxes of the consolidated group were computed to the Company as if the Company filed separate federal and state income tax returns. Based on its tax sharing arrangement with its parent, the Company fully realizes the benefits of its net operating losses.

          The components of the net deferred income tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	December 31,	December 31,
	2003	2002

Deferred tax assets
Partnership income/loss	$—	$—
Other assets	—	—

Total deferred tax assets	—	—

Deferred tax liabilities
Amortization	$(10,052)	$(10,052)
Partnership income/loss	(4,699,007)	(4,029,668)

Total deferred tax liabilities	(4,709,059)	(4,039,720)

Net deferred income tax (liabilities) assets	$(4,709,059)	$(4,039,720)

          Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. A valuation allowance is provided for deferred taxes if it’s more likely than not that these items will either expire

ETT NEVADA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

before the Company is able to realize its benefit or that future deductibility is uncertain. There is no valuation allowance recorded because, in Management’s judgment, it is more likely than not that all deferred tax assets will be realized.

7.	Other Related Party Transactions

          For the years ended December 31, 2003, 2002 and 2001, NW Aladdin incurred costs of approximately $159,000, $290,000, and $198,000, respectively, for legal assistance, accounting services and management oversight provided by Exelon Thermal Development, Inc., another wholly owed subsidiary of Holdings. At December 31, 2003 and 2002, approximately $4,000 and $46,000, respectively, was payable to Exelon Thermal Development, Inc. for such services.

          At December 31, 2003 and 2002, approximately $10,000 was payable to NEICO for development, administrative and management services provided to NW Aladdin in prior years.

          For the years ended December 31, 2003, 2002 and 2001, NW Aladdin incurred costs of approximately $1,824,000, $1,821,000 and $1,658,000, respectively, for the purchase of electricity directly or indirectly from Nevada Power Company. At December 31, 2003, 2002 and 2001, approximately $55,000, $0 and $463,000, respectively, was payable to Nevada Power Company.

          For the years ended December 31, 2002 and 2001, NW Las Vegas incurred costs of approximately $52,000 and $26,000, respectively, for development, administrative and management services provided by Exelon Thermal Development, Inc., another wholly owed subsidiary of Holdings. During 2003, NW Las Vegas received a credit for approximately $50,000 of the charges incurred in 2002.

          Under an arrangement with Holdings, the Company may borrow funds at an interest rate that approximates LIBOR plus a margin ranging from 50 to 130 basis points. Total interest costs incurred and paid on the borrowings aggregated approximately $133,000, $271,000, and $681,000, respectively, for the years ended December 31, 2003, 2002, and 2001.

          Management believes that the aforementioned transactions have been recorded at amounts substantially equivalent to those that would have been recorded if the affiliates were not related.

          Payables to affiliates represent amounts provided by Holdings and NEICO to provide operating and capital funding for NW Aladdin’s initial and ongoing operations.

8.	Commitments and Contingencies

          The Company has no pending litigation or parental guarantees.

          NW Aladdin has entered into long-term service agreements with its two customers where they have agreed to provide a service of heating and cooling at customer premises over a twenty-year period. As the agreement calls for timely payment for services provided, NW Aladdin can cease service for non-payment. Accordingly, if either customer fails to make timely payments, NW Aladdin would have difficulty operating as a going concern as other businesses opportunities are remote.

          NW Aladdin leases from one of its customers the site on which it has constructed its district energy facility. The lease has an initial term of 20 years and optional 5-year renewal terms. NW Aladdin prepaid the $240 base rent for the entire term of the lease.

ETT NEVADA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Sale of Business

          On December 23, 2003, Exelon and Exelon Thermal Holdings, Inc. entered into a Stock Purchase agreement with Macquarie District Energy, Inc., Macquarie District Energy Holdings, LLC and Macquarie Bank Limited to sell the outstanding shares of ETT Nevada, Inc. for $24.15 million. The transaction closed on September 29, 2004.

10.     Financial Statement Restatement

          In the Company’s previously issued financial statements, the financing lease income was included as a component of other income (expense) on the consolidated statements of operations. However, the Company has concluded that its equipment lease activity should be reflected as a component of operating revenue due to the integral nature of the equipment to the other revenue generating operations of the Company. As a result, the Company has reclassified financing lease income in the amounts of $4,110,474, $5,807,803 and $5,887,081 from other income (expense) to operating revenues for 2003, 2002 and 2001, respectively. This change did not impact consolidated net income.

          After the issuance of the 2003 consolidated financial statements, the Company determined that it had under reported its operating revenues by $138,768 due to the incorrect recording of an accounting adjustment. As a result, the Company has recorded $138,768 in additional operating revenue, an increase in the provision for income taxes of $48,569, an increase in minority interest of $34,692 and an increase in net income of $55,507. These amounts are reflected in the 2003 statement of operations along with resulting increases to the consolidated balance sheet for 2003 related to minority interest and retained earnings.

          In the Company’s previously issued financial statements, the Company had reflected a deferred lease valuation reserve to record the future reduction in financing lease interest income due to a change in the lease payments resulting from the Bankruptcy Court Settlement. Additionally, the Company had reflected the amortization of the deferred lease valuation reserve as a separate line item on its statement of operations. Upon further consideration, the Company has eliminated the deferred lease valuation reserve amount on its balance sheet and adjusted its equipment lease receivable amount accordingly. In addition, the Company has eliminated its amortization of deferred lease valuation reserve amount and combined the amount with financing lease income as a component of operating revenue.

          The Company also reclassified the changes in the equipment lease receivable to a component of operating activities on the consolidated statements of cash flows reflecting the net proceeds received above or below the amount already reflected as financing lease income included as a component of net income on the consolidated statements of cash flows. As a result of the above adjustments, the Company reclassified $1,239,181, $(282,750) and $216,950 from cash flows from investing activities for 2003, 2002 and 2001, respectively, to cash flows from operations.

          The following table provides a listing of amounts as reported in previous financial statements and the amounts as restated:

	At December 31, 2003

Consolidated Balance Sheet:	As Reported	As Restated

Trade accounts receivable, net	$70,687	$209,455
Income tax payable to affiliate	586,546	635,115
Minority interest in consolidated subsidiaries	5,051,198	5,085,890
Retained earnings	2,059,169	2,114,676
Total stockholders’ equity	3,318,046	3,373,553
Equipment lease receivables, net	33,293,524	35,745,044
Deferred lease valuation reserve	2,451,520	—

ETT NEVADA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31, 2002

	As Reported	As Restated

Equipment lease receivables, net	$34,621,677	$37,224,836
Deferred lease valuation reserve	2,603,159	—

	2003		2002		2001

Statements of Operations:	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated

Revenue	$2,980,952	$7,230,193	$3,292,748	$9,100,551	$3,597,471	$9,484,552
Other income (expense):
Financing lease income	4,270,826	—	5,836,227	—	6,090,283	—
Interest income	—	8,713	—	28,424	—	203,202
Amortization of deferred lease valuation reserve	(151,640)	—	—	—	—	—
Provision for income taxes	282,945	331,514	—	—	—	—
Minority interest	(305,749)	(340,441)	—	—	—	—
Net income	525,010	580,517	—	—	—	—

	2003		2002		2001

Statements of Cash Flows:	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated

Net cash provided by (used in) operating activities	$1,694,167	$2,781,709	$(1,243,214)	$1,077,195	$(631,343)	$(414,394)
Equipment lease receivable, net	—	1,239,181	—	(282,750)	—	216,950
Decrease (increase) in lease valuation reserve	151,639	—	(2,603,159)	—	—	—
Minority interest	305,750	340,442
Trade receivables	468,822	330,054
Income taxes payable to affiliate	84,836	133,405
Net cash provided by (used in) investing activities	1,061,483	(26,059)	2,345,200	24,791	272,138	55,188

CONNECT M1-A1 HOLDINGS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

for the years ended March 31, 2004, 2003, and 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of

     Connect M1-A1 Holdings Limited

          We have audited the accompanying consolidated balance sheets of Connect M1-A1 Holdings Limited (formerly Yorkshire Link (Holdings) Limited) and its subsidiary as of March 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the companies as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

          As discussed in Note 2, effective April 1, 2001 the Company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.”

DELOITTE & TOUCHE LLP

London, England

August 18, 2004

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(£ in thousands)

	March 31,

	2004	2003

Assets
Current assets:
Cash and cash equivalents	£991	£1,404
Restricted cash	12,720	11,500
Accounts receivable	84	492
Unbilled accounts receivable	4,688	2,807
Inventory — consumable supplies	289	227
Prepaid expenses	68	284

Total current assets	18,840	16,714
Machinery and equipment, net	20,495	22,237
Investment in concession, net	225,366	233,395
Other assets:
Loans receivable from shareholders	16,759	15,917
Deferred finance costs	5,113	5,455
Deferred taxes	—	4,081

Total assets	£286,573	£297,799

Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable	£2,107	£2,724
Accrued expenses	1,114	419
Current portion of long-term debt	15,944	11,889

Total current liabilities	19,165	15,032
Long-term liabilities:
Long-term debt, net of current portion	291,238	306,676
Deferred taxes	78	—
Fair value of interest rate swaps	18,617	27,034

Total long-term liabilities	309,933	333,710

Total liabilities	329,098	348,742

Shareholders’ deficit:
Common stock, .01 par value; 10,000,000 shares authorized; 3,000,000 and 3,000,001 shares issued and outstanding, respectively	3,000	3,000
Accumulated deficit	(33,224)	(40,866)
Accumulated other comprehensive loss	(12,301)	(13,077)

Total shareholders’ deficit	(42,525)	(50,943)

Total liabilities and shareholders’ deficit	£286,573	£297,799

See accompanying notes to the consolidated financial statements.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(£ in thousands)

	Year Ended March 31,

	2004	2003	2002

Revenue	£46,284	£45,267	£46,051
Costs of revenue	(12,702)	(11,404)	(10,892)

Gross margin	33,582	33,863	35,159
General and administrative expenses	(1,157)	(1,245)	(1,264)

Operating income	32,425	32,618	33,895

Other (expense) income:
Interest expense	(20,349)	(22,168)	(26,741)
Interest income	1,638	1,772	1,539
Income (loss) from interest rate swaps	1,597	(15,260)	(2,245)

Total other expense	(17,114)	(35,656)	(27,447)

Income (loss) before income taxes	15,311	(3,038)	6,448
Income tax expense (benefit)	4,229	(925)	1,899

Net income (loss)	£11,082	£(2,113)	£4,549

See accompanying notes to the consolidated financial statements.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’
DEFICIT AND OTHER COMPREHENSIVE INCOME (LOSS)
(£ in thousands, except number of shares)

				Accumulated		Total
	Common Stock			Other		Comprehensive
			(Accumulated	Comprehensive		Income
	Shares	Amount	Deficit)	Loss	Total	(Loss)

Balance as of March 31, 2001	3,000,001	£3,000	£3,711	£—	£6,711
Adoption of FAS 133 (net of tax of £6,095)	—	—	—	(14,221)	(14,221)	£(14,221)
Net income	—	—	4,549	—	4,549	4,549
Release of other comprehensive income (net of tax of £242)	—	—	—	564	564	564
Dividends paid	—	—	(6,000)	—	(6,000)	—
Distribution to shareholders	—	—	(25,368)	—	(25,368)	—

						£(9,108)

Balance as of March 31, 2002	3,000,001	£3,000	£(23,108)	£(13,657)	£(33,765)
Net loss	—	—	(2,113)	—	(2,113)	£(2,113)
Release of other comprehensive income (net of tax of £248)	—	—	—	580	580	580
Dividends paid	—	—	(5,300)	—	(5,300)	—
Distribution to shareholders	—	—	(10,345)	—	(10,345)	—

						£(1,533)

Balance as of March 31, 2003	3,000,001	£3,000	£(40,866)	£(13,077)	£(50,943)
Net income	—	—	11,082	—	11,082	£11,082
Release of other comprehensive income (net of tax of £333)	—	—	—	776	776	776
Dividends paid	—	—	(3,440)	—	(3,440)	—
Share buyback	(1)	—	—	—	—	—

Balance as of March 31, 2004	3,000,000	£3,000	£(33,224)	£(12,301)	£(42,525)	£11,858

See accompanying notes to the consolidated financial statements.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(£ in thousands)

	Year Ended March 31,

	2004	2003	2002

Operating activities
Net income (loss)	£11,082	£(2,113)	£4,549
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	9,790	9,508	9,201
Amortization of deferred finance costs	342	337	2,687
Accounts payable — long-term	—	(135)	(117)
Redemption premium	496	496	666
Accretion of interest on receivable from shareholders	(842)	(741)	(121)
Amortization of other comprehensive income	1,109	828	805
Deferred taxes	3,826	(1,214)	1,474
Change in fair value of interest rate swaps	(8,417)	9,277	(2,558)
Changes in operating assets and liabilities:
Accounts receivable	408	(355)	3,941
Unbilled receivables	(1,881)	(303)	(2,504)
Prepaid expenses	216	235	(54)
Inventory	(62)	—	(7)
Accounts payable	(617)	452	122
Accrued expenses	696	(120)	(2,080)

Net cash provided by operating activities	16,146	16,152	16,004

Investing activities
Restricted cash	(1,220)	15,100	(10,834)
Purchases of property and equipment	(19)	(184)	(60)
Receivable from shareholders	—	(4,655)	(10,400)

Net cash (used in) provided by investing activities	(1,239)	10,261	(21,294)

Financing activities
Proceeds from borrowings	—	—	234,270
Repayment of long-term debt	(11,880)	(11,427)	(192,020)
Finance costs	—	—	(4,382)
Distribution to shareholders	—	(10,345)	(25,368)
Cash dividends paid	(3,440)	(5,300)	(6,000)

Net cash (used in) provided by financing activities	(15,320)	(27,072)	6,500

Net increase (decrease) in cash and cash equivalents	(413)	(659)	1,210
Cash and cash equivalents, beginning of period	1,404	2,063	853

Cash and cash equivalents, end of period	£991	£1,404	£2,063

Supplemental disclosures
Income tax paid (cash)	£293	£423	£343

Interest paid (cash):
Interest rate swaps	£5,711	£5,155	£3,998
Senior debt	17,528	19,588	18,934
Subordinated debt	2,057	1,321	2,928

	£25,296	£26,064	£25,860

See accompanying notes to the consolidated financial statements.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business and Basis of Presentation

          The accompanying consolidated financial statements include the accounts of Connect M1-A1 Holdings Limited (“Holdings”), formerly Yorkshire Link (Holdings) Limited, and its wholly owned subsidiary Connect M1-A1 Limited, formerly Yorkshire Link Limited (“Connect M1-A1”) (collectively referred to as the “Company”). Holdings was established in 1994 as an investment by Balfour Beatty plc (“Balfour Beatty”) and Kvaerner Construction Group Limited (“Kvaerner”). Macquarie European Infrastructure plc purchased Macquarie Infrastructure (U.K.) Limited, formerly Kvaerner Corporate Developments Limited, the vehicle which housed Kvaerner’s ownership interest in Holdings in 1999. Balfour Beatty and Macquarie Infrastructure (U.K.) Limited (collectively known as the “Shareholders”) jointly control Connect M1-A1, a limited liability company incorporated in the United Kingdom that was formed in 1994 to design, build and operate the Yorkshire Link Road around Leeds, England under a 30 year concession agreement (the “Concession Agreement”) with the Secretary of State for Transport (the “Transport Secretary”). All decisions must be approved by both shareholders.

          Macquarie Infrastructure (U.K.) Limited transferred its ownership in Holdings to Macquarie Yorkshire Limited (“MYL”) in April 2003.

          The Yorkshire Link Road is a motorway link of almost thirty kilometres in length (nineteen miles) which provides a strategic connection between the M1 and M62 motorways south of Leeds, England and the A1 Trunk Road south of Wetherby, England. Upon the conclusion of the Concession Agreement, the Yorkshire Link Road will transfer to the U.K. Government. The Company has certain obligations set out in the Concession Agreement, including, for example, a requirement to maintain the road. If the Company defaults on its obligations under the Concession Agreement, the Transport Secretary may terminate the Concession Agreement without compensation to the Company. In addition, the Transport Secretary may terminate the Concession Agreement under other circumstances, including the following:

•	the performance obligations under the Concession Agreement become impossible without the exercise of a statutory power by the Transport Secretary;

•	the Transport Secretary chooses not to exercise that power following a request by the Company; and

•	the Company and the Transport Secretary fail to agree on an alternative means of performance within a period of 90 days.

          From March 1996 through February 1999, the Company designed and constructed the Yorkshire Link Road. The Yorkshire Link Road was officially opened to traffic on February 4, 1999. The Company is now maintaining and operating the Yorkshire Link Road for the duration of the Concession Agreement, which expires in March 2026. This Concession Agreement is the sole source of the Company’s revenue and operations, and, upon the end of the contract, the Company will be dissolved.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

          All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to revenue recognition for any period less than twelve months.

Cash and Cash Equivalents

          Cash and cash equivalents are defined as all short-term highly liquid investments with an original maturity of 90 days or less.

Inventories

          Inventories consist primarily of consumable supplies and materials. Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out basis. Market value is determined by the quoted price for comparable supplies and materials.

Investment in Concession

          The Investment in the Concession, the Yorkshire Link Road, is stated at cost less accumulated depreciation. The Company capitalized interest cost incurred by Connect M1-A1 during construction as a component of the Yorkshire Link Road cost of construction. There has been no interest capitalized during any subsequent period.

          Depreciation on the Yorkshire Link Road in any period is determined based on a percentage of Heavy Goods Vehicle (“HGV”) usage in that period relative to the total estimated HGV vehicle usage over the life of the Concession Agreement. Depreciation commenced on February 4, 1999.

          Maintenance and repair costs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the item are capitalized and depreciated.

          The Company has scheduled its maintenance and repairs so as to ensure that the Yorkshire Link Road is in the necessary condition at the date of transfer to the U.K. Government. The Company may incur additional maintenance and repair costs at the end of the Concession Agreement if the scheduled maintenance and repairs do not achieve that objective.

Property and Equipment

          Property and equipment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives ranging from three to twenty years.

          The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to income.

Deferred Finance Costs

          Finance costs in relation to the Company’s debt are recorded as an asset and amortized over the terms of the loans, using the effective interest rate method. Deferred finance costs relating to debt extinguishments are written off to the statement of operations in that period.

Impairment of Long-lived Assets

          Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

undiscounted net cash flows expected to be generated by the assets. If the carrying value exceeds such undiscounted cash flows, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for an investment of similar risk.

Income Taxes

          The Company uses the liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

          Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Revenue Recognition

          The Company’s sole source of revenue is from the Transport Secretary through a shadow tolling system that is based on traffic volume, toll rates and vehicle class, as defined in the Concession Agreement. In accordance with the agreement, the Company receives provisional monthly payments based on revenues earned in the prior fiscal year ending March 31. An annual reconciliation is provided shortly after the fiscal year end and any under or overpayment is adjusted. Any difference between the revenue recognized and the revenue billed is recorded as an unbilled receivable or a payable.

          The Concession Agreement provides traffic band rates per vehicle kilometer (vkm) that are the basis for the shadow tolls. The rate per vkm in each band generally decreases as the traffic volumes increase. These bands are based on annual traffic volumes, as expressed vkm terms. The rates per vkm are subject to an indexation factor, as defined by the Concession Agreement, which varies from time to time. Changes to the indexation factor have the general effect of decreasing the rate per vkm over the concession period. Based on a formula contained in the concession, revenues increase with increases in the volume of traffic using Yorkshire Link and the rate of inflation in the U.K. If traffic volumes do not increase and there is no inflation, toll rates will decline moderately through time due to the operation of the rate structure under the concession. Also, periodically, a global factor in the formula serves to decrease or increase shadow toll rates.

          For annual periods, revenue is calculated based on the actual traffic volume applying the vkm rates for that period. The vkm rates represent the contractual traffic band rate modified for the indexation factor applicable to that period. The annual revenue generated from the concession is subject to a maximum amount. For periods of less than twelve months, the Company determines an expected average rate per vehicle for each vehicle class, based on estimated traffic volume, which is used as the basis for revenue recognition. The Company recognizes revenue based on the actual traffic volumes at the estimated average rate per vehicle.

Accounting for Derivative Instruments and Hedging Activities

          On April 1, 2001, the Company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities. All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in the Statement of Operations. If the derivative is designated as a cash flow hedge, the

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the statement of operations when the hedged item affects earnings. The ineffective portions of both fair value and cash flow hedges are immediately recognized in the Statement of Operations.

          Upon adoption of SFAS 133, to the extent that an entity had derivative instruments that were consistent with cash flow hedges, the cumulative effect of adoption was required to be recorded as an adjustment to other comprehensive income and released over the remaining life of the interest rate swaps based on the effective interest rate method. The Company recorded a cumulative effect of adoption, net of tax, of £14,221. This balance is released from other comprehensive income to the statement of operations each period.

          Following adoption of SFAS 133, the interest rate swaps are accounted for at fair value with any increase in fair value being reflected in the statement of operations for each period.

Loans Receivable from Shareholders

          The Company records non-interest bearing receivables from Shareholders at the discounted value based on an estimated discount rate in place at the date of issuance of the amounts. The difference between the discounted value and the cash value is recorded as a distribution to shareholders. The Company records interest income based on the imputed rate over the life of the loan and increases the amount of the receivable.

3.	Restricted Cash

          In accordance with a restriction in the agreements with the Company’s lending institutions, a certain level of cash is restricted in order to maintain a balance sufficient to cover the anticipated debt service for the following three to six months. In September 2001 the Senior Bank Lenders required an additional £15,000 to be held in the restricted cash account for the purpose of providing security against any liability of the Company to indemnify the Secretary of State for Transport in respect of claims for compensation pursuant to Part 1 of the Land Compensation Act 1973 received by or on behalf of the Secretary of State for Transport in relation to the project plus related costs, whensoever such claims are so received. In June 2002, the Transport Secretary accepted that no such indemnity existed, and the Company was released from the requirement to hold the cash in reserve.

4.	Long-term Debt

          Long-term debt consists of the following:

	As of March 31,

	2004	2003

Senior Bank Loan	£207,408	£217,109
European Investment Bank Loan	81,585	83,763
Junior Subordinated Loan from Shareholders	5,709	5,709
Subordinated Loan from Shareholders	10,000	10,000
Redemption Premium on Subordinated Loan from Shareholders	2,480	1,984

	307,182	318,565
Less current portion of long-term debt	15,944	11,889

	£291,238	£306,676

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In September 2001, Connect M1-A1 repaid certain of its outstanding debt facilities and replaced them with new borrowings. At the same time, the Shareholders purchased the Subordinated Loan from a third party. As a result, the term of the senior credit facilities were lengthened from thirteen to twenty-three years. In addition, the Company received proceeds from the additional borrowings in excess of its cash requirements and entered into an agreement whereby the Shareholders could borrow the excess cash from the Company (see Note 5). In connection with the refinancing, the Company wrote off £2,337 of deferred financing costs associated with repayment of the debt.

Senior Bank Loan

          The Senior Bank Loan bears interest at LIBOR plus 0.75% per year in 2004 (and increases to 0.80% per year in 2006 and 0.90% per year in 2020) (5.28% per year as of March 31, 2004) and is repayable in semi-annual installments through March 31, 2024.

European Investment Bank (EIB) Loan

          The EIB Loan is provided by the EIB to companies to contribute towards the integration, balanced development and economic and social cohesion of the European Union member countries. This loan was provided as part of the original financing of the Yorkshire Link Road. A portion of the loan is guaranteed by a commercial letter of credit (£47,500) and a portion of the loan is guaranteed by the European Investment Fund (“EIF”) (£22,500). The guaranteed portion of the loan bears interest at 9.23% per year and the remaining portion bears interest at 9.53% per year. The loan agreement allows the guarantee to be released based on the achievement of certain financial covenants. The loan is repayable in semi-annual installments through March 25, 2020. In the event of the early retirement of the EIB facility by the Company, break funding charges would be payable by the Company, the magnitude of which would depend upon the existing interest rate environment at the date of early retirement. As of March 31, 2004, the estimated break funding charges would be approximately £25,000.

Junior Subordinated Loan from Shareholders

          The subordinated loan from shareholders was entered into on March 26, 1996. The Junior Subordinated Loan was put in place by the Shareholders to facilitate the construction of the Yorkshire Link Road and to provide the Shareholders with a fixed return. The subordinated loan bears interest at 15% per year, and it is repayable in 2020.

Subordinated Loan from Shareholders

          The subordinated loan bears interest at LIBOR plus 4% per year (8.53% per year at March 31, 2004), with a minimum interest rate of 6% per year, and is repayable in semi-annual installments from March 31, 2005 through September 30, 2016. The loan, originally with a third party, was purchased equally by the shareholders in 2001. In addition to the annual interest cost, the loan includes a redemption premium of £6,500 that is being accreted based on the effective interest rate over the life the loan.

          Certain of the Company’s borrowings contain various restrictive covenants which require the Company to maintain certain financial covenants, including a Debt Service Cover Ratio for the current and forecast 12 month period of 1.13 for the EIB Loan and 1.10 for the Senior Bank Loan and a Loan Life Coverage Ratio for the current and forecast twelve month period of 1.15 for the EIB Loan and the Senior Bank Loan. The Company has been in compliance with all such covenants during the reporting period.

          All of the Company’s borrowings contain either a fixed or varying security interest over the assets of the Company, as defined by an intercreditor agreement. All long-term debt facilities would be repaid in

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

advance of other general creditors in the event of the Company becoming insolvent, except as prohibited by any legal restriction.

          Future maturities of the long-term debt are as follows: £15,944 (including £130 redemption premium) in 2004; £16,123 in 2005 (including £260 redemption premium); £17,221 in 2006 (including £325 redemption premium); £19,622 in 2007 (including £390 redemption premium); and £242,291 in 2008 and thereafter (including £5,395 redemption premium).

5.	Related Party Transactions

Loans Receivable from Shareholders

          The Company has agreements with the Shareholders which allow them to each borrow available cash, as defined in the agreements. Under the agreements, each shareholder shall only be entitled to draw an amount if the other shareholder draws the same amount at that time. The shareholders borrowed on these agreements in 2001 and 2002, and no further facilities are available for future drawdown.

          These loans are non-interest bearing and repayable between 2016 and 2025. Repayments are deferrable up until the maturity date; however, any deferred repayments attract a penalty interest rate of LIBOR plus 2% per year. Any deferral of payment must be approved by both of the shareholders. The present value of future cash flows, discounted at the long-term zero coupon rate plus 0.75% per year at the date of each drawdown was recorded as the upstream loan. The difference between the discounted value and the future value of the loan is accreted over time through interest income in the statement of operations using the effective interest method.

          The borrowing of £14,154 on September 4, 2001 was discounted at 6.23% per year, the borrowing of £21,614 on March 31, 2002 was discounted at 6.16% per year and the borrowing of £15,000 on June 30, 2002 was discounted at 5.97% per year. The gross value of the loans receivable from shareholders as of March 31, 2004 is £50,768 (March 31, 2003: £50,768).

Management Services

          In March 1996 the Company entered into a technical services agreement and a secondment agreement with its shareholders to provide management, staff and technical support services. The technical services agreement was terminated in March 2004. The secondment agreement is an ongoing arrangement for the duration of the Concession Agreement, although the Company can terminate the agreement with ninety days’ notice.

          Expenses incurred are as follows:

	Year Ended March 31,

	2004	2003	2002

Secondment agreement	£446	£402	£407
Technical services agreement	595	576	572
Vehicle rental	16	16	14
Director fees	193	193	193

	£1,250	£1,187	£1,186

          As of March 31, 2004 and March 31, 2003, amounts included in accounts payable from related parties were £108 and £85, respectively. In addition, amounts included in accruals from related parties as of March 31, 2004 and March 31, 2003 were £58 and £56, respectively.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Construction Services

          In 1996, the Company entered into a contract with the Kvaerner/ Balfour Beatty Joint Venture for the construction of the Yorkshire Link Road. The Construction Joint Venture (“CJV”) was formed by Kvaerner Construction Limited, an unrelated party, and Balfour Beatty Civil Engineering Limited, a related party member of Balfour Beatty.

          As of March 31, 2004 and 2003, amounts included in accounts payable to the CJV were £0 and £66, respectively. The CJV payable relates to an amount due as a final installment on the construction contract. In addition, amounts due from the CJV included in accounts receivable as of March 31, 2004 and 2003 were £0 and £416, respectively.

6.	Income Taxes

          The income tax expense (benefit) consists of the following:

	Year Ended March 31,

	2004	2003	2002

Current	£403	£289	£425
Deferred	3,826	(1,214)	1,474

	£4,229	£(925)	£1,899

          The reconciliation of income taxes computed at the U.K. statutory rate to income tax expense (benefit) is as follows:

	Year Ended March 31,

	2004	2003	2002

Tax at U.K. statutory rate of 30% per year	£4,593	£(911)	£1,934
Adjustments to tax charges prior periods	(113)	206	—
Expenses not deductible for tax purposes	2	2	1
Non-taxable revenues	(253)	(222)	(36)

Income tax expense (benefit)	£4,229	£(925)	£1,899

          Significant components of the Company’s deferred tax assets (liabilities) are as follows:

	As of March 31,

	2004	2003

Accelerated capital allowances	£(16,529)	£(18,331)
Unrealized trading losses	10,866	14,179
Interest rate swaps	5,585	8,110
Interest rate accrual	—	123

Deferred tax	£(78)	£4,081

          The unrealized trading losses are not expected to expire prior to the end of the concession. Unrealized trading losses as of March 31, 2004 were £36,220.

          In assessing the realization of deferred tax assets, management considers whether it is more likely than not that such benefit will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Fair Value of Financial Instruments

          The estimated fair value of the Company’s financial instruments at March 31, 2004 is summarized below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon disposal nor do they indicate the Company’s intent or ability to dispose of the financial instrument.

          The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

•	Loans receivable from Shareholders — The fair value of these loans is determined by discounting future cash flows at the reporting date using the long-term zero coupon rate plus 0.75% per year at the reporting date. As of March 31, 2004 and 2003, the weighted average discount rates used were 3.61% per year and 3.57% per year.

•	Long-term debt — The fair value of long-term debt is estimated based on the discounted future cash flows using currently available interest rates for similar instruments. A margin was applied ranging between 0.48% per year for the EIB Loan to 4.57% per year for both of the Subordinated Loans.

	As of March 31,

	2004	2003

European Investment Bank loan	£106,942	£114,767
Junior subordinated debt	£8,782	£8,611
Commercial subordinated debt	£12,999	£12,791
Loans receivable from Shareholders	£18,530	£17,862

          The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The carrying amount of the Company’s senior debt approximates fair value because of the variability of the interest cost associated with the instrument.

          The Company also enters into interest swap arrangements related to its bank borrowings to manage its exposure to variability in cash flows associated with floating interest rates. The total swap notional value approximates 70% of the amortizing debt balance over the term of the senior bank loan. As of March 31, 2004, the Company had five outstanding interest rate swap arrangements.

•	The first arrangement is an interest rate swap, which has a notional amount of £11,931 as of March 31, 2004 and expires on March 31, 2014. Under this agreement, the fixed rate payable is 9.63% per year.

•	The second arrangement is an interest rate swap, which has a notional amount of £17,167 as of March 31, 2004 and expires on March 31, 2014. Under this agreement, the fixed rate payable is 9.45% per year.

•	The third arrangement is an interest rate swap, which has a notional amount of £19,785 as of March 31, 2004 and expires on March 31, 2014. Under this agreement, the fixed rate payable is 9.45% per year.

•	The fourth arrangement is an interest rate swap, which has a notional amount of £19,785 as of March 31, 2004 and expires on March 31, 2014. Under this agreement, the fixed rate payable is 9.45% per year.

CONNECT M1-A1 HOLDINGS LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The fifth arrangement is an interest rate swap, which has a notional amount of £76,535 as of March 31, 2004 and expires on March 31, 2024. Under this agreement, the fixed rate payable is 5.68% per year.

          The estimated fair value of these five swaps is based on quoted market prices. As of March 31, 2004 and 2003, the fair value was estimated to be a liability of £19 million and £27 million, respectively. The change in fair value is reflected in the statement of operations.

8.	Commitments and Contingencies

Litigation

          As of March 31, 2004, there were no known legal disputes pending against the Company.

Letter of Credit Facilities

          The Company has a letter of credit of £47,500 that is in place to guarantee a portion of the EIB Loan. The Company pays a 0.75% per year fee on the letter of credit which expires in 2020 but can be cancelled prior to that date if the Company is released from the guarantee requirement of the EIB Loan.

          In addition, the Shareholders have each provided EIB with letters of credit of £1,000 which are callable if the EIB Loan is prepaid and the Company does not pay the prepayment penalties. These letters of credit will reduce based on the achievement of certain release test criteria. These criteria were not met in 2003 but are expected to be met in 2005 on the final release date.

EIF Guarantee

          The Company has a guarantee facility with EIF to guarantee £22,500 of the EIB Loan. The Company pays a contractually agreed-upon fee and the guarantee expires in 2014.

Periodic Maintenance:

          The Company is required to make ongoing expenditures to maintain the condition of the Yorkshire Link Road in accordance with the terms of the concession. The Company estimates spending approximately GBP 30.6 million, at 2003 prices, on periodic maintenance over the remaining life of the concession.

9.	Subsequent Events (Unaudited)

Transfer Pricing

          On April 1, 2004, the U.K. government introduced Transfer Pricing rules. The new Transfer Pricing rules require all intercompany debt arrangements to be on an arm’s-length basis in order to be respected as loans under U.K. tax law. This proposed legislation is expected to have an impact on the Public Finance Initiative (“PFI”) and Public Private Partnership (“PPP”) sectors. The Company is reviewing the proposed legislation to determine what impact, if any, the changes will have on its ongoing operations.

         Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

21,400,000 Shares

Macquarie Infrastructure Company Trust

Each Share of Trust Stock Represents One

Beneficial Interest in the Trust

PROSPECTUS

Merrill Lynch & Co.

Citigroup
Jefferies & Company, Inc.
Legg Mason Wood Walker
Incorporated
Macquarie Securities (USA) Inc.
RBC Capital Markets
Raymond James

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

          The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions and the representatives’ non-accountable expense allowance) will be as follows:

SEC registration fee	$77,953
NASD filing fee	30,500
Listing application fee	150,000
Printing and engraving expenses	1,250,000
Legal fees and expenses	2,173,000
Accounting fees and expenses	3,300,000
Blue Sky fees and expenses	5,000
Trustee fees and expenses	40,000
Director’s and officer’s insurance policy	1,000,000
Miscellaneous	200,000

Total	$8,226,453

Item 14.	Indemnification of Directors and Officers.

          Certain provisions of our LLC agreement are intended to be consistent with Section 145 of the Delaware General Corporation Law, which provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceedings to which such person is, or is threatened to be made, a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceedings, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

          Our LLC agreement includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the company or its members;

•	for acts or omissions not in good faith or a knowing violation of law; or

•	for any transaction from which the director derived an improper benefit.

          Our LLC agreement provides that:

•	we must indemnify our directors and officers to the equivalent extent permitted by Delaware General Corporation Law;

•	we may indemnify our other employees and agents and any person serving at our request as a director, officer, partner, member, employee or agent of another corporation or other enterprise to the same extent that we indemnified our officers and directors, unless otherwise determined by the company’s board of directors; and

•	we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the equivalent extent permitted by Delaware General Corporation Law and may advance expenses as incurred to our other employees and agents, unless otherwise determined by the company’s board of directors.

          The indemnification provisions contained in our LLC agreement are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of members or disinterested directors or otherwise.

          In addition, we will maintain insurance on behalf of our directors and executive officers and certain other persons insuring them against any liability asserted against them in their respective capacities or arising out of such status.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

          Not applicable.

Item 16.	Exhibits and Financial Statement Schedules.

          (a) The following exhibits are filed as part of this registration statement:

Exhibit No.		Description

1.1		Form of underwriting agreement
2	.1**	Stock Purchase Agreement dated June 7, 2004 relating to the acquisition of Macquarie Americas Parking Corporation
2.2		Second Amended and Restated Stock Purchase Agreement dated October 12, 2004 relating to the acquisition of North America Capital Holding Company
2	.3**	Sale and Purchase Agreement dated June 7, 2004 relating to the acquisition of Macquarie Yorkshire Limited
2.4		Amended and Restated Limited Liability Company Purchase Agreement dated October 12, 2004 relating to the acquisition of Macquarie District Energy Holdings LLC
2.5		Contribution and Subscription Agreement dated June 7, 2004 and related Side Letter, dated October 15, 2004 relating to the investment in the ordinary shares and preferred equity certificates of Macquarie Luxembourg Water S.a.r.L.
2	.6**	Stapled Security Purchase Agreement dated June 7, 2004 relating to the investment in stapled securities of Macquarie Communications Infrastructure Group
2	.7**	Unit Purchase Agreement dated August 17, 2004 relating to the acquisition of units of PCAA Parent LLC from the PCA Group (as defined therein)

Exhibit No.		Description

2	.8**	Stock Purchase Agreement dated October 8, 2004 relating to the acquisition of 100% of the common stock of Seacoast Holdings (PCAAH), Inc.
2	.9**	Unit Purchase Agreement dated October 8, 2004 relating to the acquisition of units of PCAA Parent LLC from Macquarie Securities (USA), Inc.
2	.10**	Stock Purchase Agreement, dated as of October 11, 2004, relating to the acquisition of Macquarie Airports North America Inc.
2	.11*	First Amendment to the Stapled Security Purchase Agreement dated June 7, 2004 relating to the investment in stapled securities of Macquarie Communications Infrastructure Group
3	.1**	Certificate of Trust of Macquarie Infrastructure Company Trust
3	.2**	Trust Agreement dated April 13, 2004 of Macquarie Infrastructure Company Trust
3	.3**	Form of Amended and Restated Trust Agreement of Macquarie Infrastructure Company Trust
3	.4**	Certificate of Formation of Macquarie Infrastructure Company LLC
3	.5**	Operating Agreement dated April 13, 2004 of Macquarie Infrastructure Company LLC
3	.6**	Form of Amended and Restated Operating Agreement of Macquarie Infrastructure Company LLC
3	.7**	Amended and Restated Certificate of Trust of Macquarie Infrastructure Assets Trust
3	.8**	Amended and Restated Certificate of Formation of Macquarie Infrastructure Assets LLC
4	.1**	Specimen certificate evidencing share of trust stock of Macquarie Infrastructure Company Trust (included in Exhibit 3.3)
4	.2**	Specimen certificate evidencing LLC interest of Macquarie Infrastructure Company LLC (included in Exhibit 3.6)
5.1		Form of opinion of Potter Anderson & Corroon LLP
8.1		Form of tax opinion of Shearman & Sterling LLP
10	.1**	Form of Management Services Agreement among Macquarie Infrastructure Company LLC, certain of its subsidiaries named therein and Macquarie Infrastructure Management (USA) Inc.
10	.2**	Form of Registration Rights Agreement between Macquarie Infrastructure Company LLC and Macquarie Infrastructure Management (USA) Inc.
10	.3**	Terms and Conditions of Class A Preferred Equity Certificates
10	.4**	Terms and Conditions of Class B Preferred Equity Certificates
10	.5†	Shareholders’ Agreement dated April 30, 2004 relating to the Registrant’s interest in Macquarie Luxembourg Water S.a.r.L.
10	.6†	Form of Deed of Adherence to the Shareholders’ Agreement dated April 30, 2004 relating to the Registrant’s interest in Macquarie Luxembourg Water S.a.r.L.
10	.7**	Shareholders’ Agreement dated March 26, 1996 and amended and restated on April 30, 2003 relating to the Registrant’s interest in Connect M1-A1 Holdings Limited
10	.8**	Form of Deed of Novation to the Shareholders’ Agreement dated March 26, 1996 and amended and restated on April 30, 2003 relating to the Registrant’s interest in Connect M1-A1 Holdings Limited (formerly Yorkshire Link (Holdings) Limited)
10	.9**	Limited Liability Company Agreement of Parking Company of America Airports Holdings, LLC dated October 1, 2003, as amended
10	.10**	Limited Liability Company Agreement of PCAA Parent, LLC dated September 30, 2003, as amended
10	.11**	Loan Agreement dated October 1, 2003, among Parking Company of America Airports, LLC, PCA Airports, Ltd., Parking Company of America Airports Phoenix, LLC and GMAC Commercial Mortgage Corporation

Exhibit No.		Description

10	.12**	Stock Purchase Agreement dated April 28, 2004, among Macquarie Investment Holdings, Inc., Executive Air Support, Inc. and its shareholders named in Exhibit A thereto, as amended by the Closing Letter Agreement dated as of July 29, 2004, relating to the acquisition of Executive Air Support, Inc.
10	.13**	Membership Interest Purchase Agreement dated August 18, 2004 among North America Capital Holding Company, and the Sellers named therein relating to the acquisition of General Aviation Holdings, LLC
10	.14**	Use and Occupancy Agreement dated January 1, 1986 between Johnson Controls World Services, Inc. (successor by assignment to Pan American World Airways, Inc.) and Atlantic Aviation Corporation (successor by assignment to Texaco, Inc.), as amended and supplemented on July 8, 1988, January 23, 1995, May 27, 1999 and August 23, 2000, relating to property located at Teterboro Airport
10	.15**	Use and Occupancy Agreement dated February 14, 1979 between Johnson Controls World Services, Inc. (successor by assignment to Pan American World Airways, Inc.) and Atlantic Aviation Corporation, as amended and supplemented on January 1, 1985, January 1, 1987, January 1, 1995, May 18, 1999, August 1, 1999 and August 23, 2000, relating to property located at Teterboro Airport
10.16		Loan Agreement dated October 15, 2004 relating to the financing of the acquisition of Executive Air Support, Inc. and General Aviation Holdings, LLC by Macquarie Investment Holdings, Inc.
10	.17**	Share Purchase Agreement dated April 30, 2004 relating to the acquisition by Macquarie Luxembourg Water S.a.r.L. of the ordinary shares of Macquarie Water (U.K.) Limited
10	.18**	Amended and Restated Secondment Agreement dated March 26, 1996 and amended and restated on April 30, 2003, among Connect M1-A1 Limited (formerly Yorkshire Link Limited) Macquarie Infrastructure (U.K.) Limited and Balfour Beatty plc
10	.19**	Form of Deed of Novation related to the Secondment Agreement
10	.20**	DBFO contract dated March 26, 1996, by and between the U.K. Secretary of State for Transport and Connect M1-A1 Limited (formerly Yorkshire Link Limited)
10	.21**	Amended and Restated Facility Agreement dated March 26, 1996 and amended and restated on October 20, 1997 and September 4, 2001, among Connect M1-A1 Limited (formerly Yorkshire Link Limited), ABN AMRO Bank N.V. and certain financial institutions listed in Schedule 1 thereto
10	.22**	EIB Facility Agreement dated March 26, 1996 and amended and restated on September 4, 2001, between European Investment Bank and Connect M1-A1 Limited (formerly Yorkshire Link Limited)
10	.23**	Amended and Restated Commercial Subordinated Loan Agreement dated March 26, 1996 and amended and restated on October 20, 1997 and September 4, 2001, among Connect M1-A1 Limited (formerly Yorkshire Link Limited), Macquarie Infrastructure (U.K.) Limited and Balfour Beatty plc
10	.24**	Stock Purchase Agreement dated December 12, 2003 among Macquarie District Energy, Inc., Macquarie Bank Limited, Exelon Corporation and Exelon Thermal Holdings, Inc., as amended on June 30, 2004 (previously filed as Exhibit 10.25)
10	.25**	District Cooling System Use Agreement dated October 1, 1994 between the City of Chicago, Illinois and MDE Thermal Technologies, Inc., as amended on June 1, 1995, July 15, 1995, February 1, 1996, April 1, 1996, October 1, 1996, November 7, 1996, January 15, 1997, May 1, 1997, August 1, 1997, October 1, 1997, March 12, 1998, June 1, 1998, October 8, 1998, April 21, 1999, March 1, 2000, March 15, 2000, June 1, 2000, August 1, 2001, November 1, 2001, June 1, 2002, and June 30, 2004
10	.26**	Note Purchase Agreement relating to the financing of the acquisition of Thermal Chicago Corporation by Macquarie District Energy, Inc.
10.27		Macquarie Infrastructure Company LLC — Form of Independent Directors Equity Plan

Exhibit No.		Description

10	.28**	Credit Agreement dated as of July 29, 2002 among Macquarie Airports North America Inc. and the lenders named therein
10	.29**	Form of Parent Company Guarantee between Macquarie Infrastructure Company LLC and Balfour Beatty plc
10	.30**	Letter Agreement dated October 14, 2004, to Sale and Purchase Agreement dated June 7, 2004 relating to the acquisition of Macquarie Yorkshire Limited
10.31		Limited Liability Company Agreement dated as of March 18, 1999 of Northwind Aladdin, LLC, as amended
10.32		Letter Agreement, dated November 3, 2004 relating to the reimbursement of pre-IPO costs of Macquarie Infrastructure Management (USA) Inc.
16	.1**	Resignation Letter of Ernst & Young LLP
16	.2**	Letter from Ernst & Young LLP regarding change of accountant
21	.1**	Subsidiaries of Macquarie Infrastructure Company Trust
23.1		Consent of Potter Anderson & Corroon LLP (included in Exhibit 5.1)
23.2		Consent of Shearman & Sterling LLP (included in Exhibit 8.1)
23.3		Consent of Ernst & Young LLP
23.4		Consent of Deloitte & Touche LLP
23.5		Consent of KPMG LLP
23.6		Consent of PricewaterhouseCoopers LLP
23.7		Consent of Lesley, Thomas, Schwarz & Postma, Inc.
23.8		Consent of Deloitte & Touche LLP
23.9		Consent of Ernst & Young LLP
23.10		Consent of WithumSmith+Brown, P.C.
23.11		Consent of Ernst & Young LLP
23.12		Consent of PricewaterhouseCoopers LLP
24**		Powers of Attorney

*	To be filed by amendment

**	Previously filed.

†	Confidential treatment requested as to certain portions, which were separately filed with the Securities and Exchange Commission.

Item 17.	Undertakings.

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of November, 2004.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

By:	/s/ PETER STOKES

Peter Stokes
Trustee

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PETER STOKES Peter Stokes	Trustee	November 16, 2004

* Alan Stephen Peet	Trustee	November 16, 2004

*By:	/s/ PETER STOKES

Peter Stokes
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of November, 2004.

MACQUARIE INFRASTRUCTURE COMPANY LLC

By:	/s/ PETER STOKES

Peter Stokes
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PETER STOKES Peter Stokes	Chief Executive Officer and Director (Principal Executive Officer)	November 16, 2004

* David Mitchell	Chief Financial Officer (Principal Financial and Accounting Officer)	November 16, 2004

* John Roberts	Director	November 16, 2004

* Alan Stephen Peet	Director	November 16, 2004

*By:	/s/ PETER STOKES

Peter Stokes
Attorney-in-fact

            EXHIBIT INDEX

Exhibit No.		Description

1.1		Form of underwriting agreement
2	.1**	Stock Purchase Agreement dated June 7, 2004 relating to the acquisition of Macquarie Americas Parking Corporation
2.2		Second Amended and Restated Stock Purchase Agreement dated October 12, 2004 relating to the acquisition of North America Capital Holding Company
2	.3**	Sale and Purchase Agreement dated June 7, 2004 relating to the acquisition of Macquarie Yorkshire Limited
2.4		Amended and Restated Limited Liability Company Purchase Agreement dated October 11, 2004 relating to the acquisition of Macquarie District Energy Holdings LLC
2.5		Contribution and Subscription Agreement dated June 7, 2004 and related Side Letter, dated October 15, 2004 relating to the investment in the ordinary shares and preferred equity certificates of Macquarie Luxembourg Water S.a.r.L.
2	.6**	Stapled Security Purchase Agreement dated June 7, 2004 relating to the investment in stapled securities of Macquarie Communications Infrastructure Group
2	.7**	Unit Purchase Agreement dated August 17, 2004 relating to the acquisition of units of PCAA Parent LLC from the PCA Group (as defined therein)
2	.8**	Stock Purchase Agreement dated October 8, 2004 relating to the acquisition of 100% of the common stock of Seacoast Holdings (PCAAH), Inc.
2	.9**	Unit Purchase Agreement dated October 8, 2004 relating to the acquisition of units of PCAA Parent LLC from Macquarie Securities (USA), Inc.
2	.10**	Stock Purchase Agreement, dated as of October 12, 2004, relating to the acquisition of Macquarie Airports North America Inc.
2	.11*	First Amendment to Stapled Security Purchase Agreement dated June 7, 2004 relating to the investment in stapled securities of Macquarie Communications Infrastructure Group
3	.1**	Certificate of Trust of Macquarie Infrastructure Company Trust
3	.2**	Trust Agreement dated April 13, 2004 of Macquarie Infrastructure Company Trust
3	.3**	Form of Amended and Restated Trust Agreement of Macquarie Infrastructure Company Trust
3	.4**	Certificate of Formation of Macquarie Infrastructure Company LLC
3	.5**	Operating Agreement dated April 13, 2004 of Macquarie Infrastructure Company LLC
3	.6**	Form of Amended and Restated Operating Agreement of Macquarie Infrastructure Company LLC
3	.7**	Amended and Restated Certificate of Trust of Macquarie Infrastructure Assets Trust
3	.8**	Amended and Restated Certificate of Formation of Macquarie Infrastructure Assets LLC
4	.1**	Specimen certificate evidencing share of trust stock of Macquarie Infrastructure Company Trust (included in Exhibit 3.3)
4	.2**	Specimen certificate evidencing LLC interest of Macquarie Infrastructure Company LLC (included in Exhibit 3.6)
5.1		Form of opinion of Potter Anderson & Corroon LLP
8.1		Form of tax opinion of Shearman & Sterling LLP
10	.1**	Form of Management Services Agreement among Macquarie Infrastructure Company LLC, certain of its subsidiaries named therein and Macquarie Infrastructure Management (USA) Inc.
10	.2**	Form of Registration Rights Agreement between Macquarie Infrastructure Company LLC and Macquarie Infrastructure Management (USA) Inc.
10	.3**	Terms and Conditions of Class A Preferred Equity Certificates
10	.4**	Terms and Conditions of Class B Preferred Equity Certificates
10	.5†	Shareholders’ Agreement dated April 30, 2004 relating to the Registrant’s interest in Macquarie Luxembourg Water S.a.r.L.
10	.6†	Form of Deed of Adherence to the Shareholders’ Agreement dated April 30, 2004 relating to the Registrant’s interest in Macquarie Luxembourg Water S.a.r.L.
10	.7**	Shareholders’ Agreement dated March 26, 1996 and amended and restated on April 30, 2003 relating to the Registrant’s interest in Connect M1-A1 Holdings Limited

Exhibit No.		Description

10	.8**	Form of Deed of Novation to the Shareholders’ Agreement dated March 26, 1996 and amended and restated on April 30, 2003 relating to the Registrant’s interest in Connect M1-A1 Holdings Limited (formerly Yorkshire Link (Holdings) Limited)
10	.9**	Limited Liability Company Agreement of Parking Company of America Airports Holdings, LLC dated October 1, 2003, as amended
10	.10**	Limited Liability Company Agreement of PCAA Parent, LLC dated September 30, 2003, as amended
10	.11**	Loan Agreement dated October 1, 2003, among Parking Company of America Airports, LLC, PCA Airports, Ltd., Parking Company of America Airports Phoenix, LLC and GMAC Commercial Mortgage Corporation
10	.12**	Stock Purchase Agreement dated April 28, 2004, among Macquarie Investment Holdings, Inc., Executive Air Support, Inc. and its shareholders named in Exhibit A thereto, as amended by the Closing Letter Agreement dated as of July 29, 2004, relating to the acquisition of Executive Air Support, Inc.
10	.13**	Membership Interest Purchase Agreement dated August 18, 2004 among North America Capital Holding Company, and the Sellers named therein relating to the acquisition of General Aviation Holdings, LLC
10	.14**	Use and Occupancy Agreement dated January 1, 1986 between Johnson Controls World Services, Inc. (successor by assignment to Pan American World Airways, Inc.) and Atlantic Aviation Corporation (successor by assignment to Texaco, Inc.), as amended and supplemented on July 8, 1988, January 23, 1995, May 27, 1999 and August 23, 2000, relating to property located at Teterboro Airport
10	.15**	Use and Occupancy Agreement dated February 14, 1979 between Johnson Controls World Services, Inc. (successor by assignment to Pan American World Airways, Inc.) and Atlantic Aviation Corporation, as amended and supplemented on January 1, 1985, January 1, 1987, January 1, 1995, May 18, 1999, August 1, 1999 and August 23, 2000, relating to property located at Teterboro Airport
10.16		Loan Agreement dated October 15, 2004 relating to the financing of the acquisition of Executive Air Support, Inc. and General Aviation Holdings, LLC by Macquarie Investment Holdings, Inc.
10	.17**	Share Purchase Agreement dated April 30, 2004 relating to the acquisition by Macquarie Luxembourg Water S.a.r.L. of the ordinary shares of Macquarie Water (U.K.) Limited
10	.18**	Amended and Restated Secondment Agreement dated March 26, 1996 and amended and restated on April 30, 2003, among Connect M1-A1 Limited (formerly Yorkshire Link Limited) Macquarie Infrastructure (U.K.) Limited and Balfour Beatty plc
10	.19**	Form of Deed of Novation related to the Secondment Agreement
10	.20**	DBFO contract dated March 26, 1996, by and between the U.K. Secretary of State for Transport and Connect M1-A1 Limited (formerly Yorkshire Link Limited)
10	.21**	Amended and Restated Facility Agreement dated March 26, 1996 and amended and restated on October 20, 1997 and September 4, 2001, among Connect M1-A1 Limited (formerly Yorkshire Link Limited), ABN AMRO Bank N.V. and certain financial institutions listed in Schedule 1 thereto
10	.22**	EIB Facility Agreement dated March 26, 1996 and amended and restated on September 4, 2001, between European Investment Bank and Connect M1-A1 Limited (formerly Yorkshire Link Limited)
10	.23**	Amended and Restated Commercial Subordinated Loan Agreement dated March 26, 1996 and amended and restated on October 20, 1997 and September 4, 2001, among Connect M1-A1 Limited (formerly Yorkshire Link Limited), Macquarie Infrastructure (U.K.) Limited and Balfour Beatty plc
10	.24**	Stock Purchase Agreement dated December 12, 2003 among Macquarie District Energy, Inc., Macquarie Bank Limited, Exelon Corporation and Exelon Thermal Holdings, Inc., as amended on June 30, 2004 (previously filed as Exhibit 10.25)
10	.25**	District Cooling System Use Agreement dated October 1, 1994 between the City of Chicago, Illinois and MDE Thermal Technologies, Inc., as amended on June 1, 1995, July 15, 1995, February 1, 1996, April 1, 1996, October 1, 1996, November 7, 1996, January 15, 1997, May 1, 1997, August 1, 1997, October 1, 1997, March 12, 1998, June 1, 1998, October 8, 1998, April 21, 1999, March 1, 2000, March 15, 2000, June 1, 2000, August 1, 2001, November 1, 2001, June 1, 2002, and June 30, 2004

Exhibit No.		Description

10	.26**	Note Purchase Agreement relating to the financing of the acquisition of Thermal Chicago Corporation by Macquarie District Energy, Inc.
10.27		Macquarie Infrastructure Company LLC — Form of Independent Directors Equity Plan
10	.28**	Credit Agreement dated as of July 29, 2002 among Macquarie Airports North America Inc. and the lenders named therein
10	.29**	Form of Parent Company Guarantee between Macquarie Infrastructure Company LLC and Balfour Beatty plc
10	.30**	Letter Agreement dated October 14, 2004, to Sale and Purchase Agreement dated June 7, 2004 relating to the acquisition of Macquarie Yorkshire Limited
10.31		Limited Liability Company Agreement dated as of March 18, 1999 of Northwind Aladdin, LLC, as amended
10.32		Letter Agreement, dated November 3, 2004 relating to the reimbursement of pre-IPO costs of Macquarie Infrastructure Management (USA) Inc.
16	.1**	Resignation Letter of Ernst & Young LLP
16	.2**	Letter from Ernst & Young LLP regarding change of accountant
21	.1**	Subsidiaries of Macquarie Infrastructure Company Trust
23.1		Consent of Potter Anderson & Corroon LLP (included in Exhibit 5.1)
23.2		Consent of Shearman & Sterling LLP (included in Exhibit 8.1)
23.3		Consent of Ernst & Young LLP
23.4		Consent of Deloitte & Touche LLP
23.5		Consent of KPMG LLP
23.6		Consent of PricewaterhouseCoopers LLP
23.7		Consent of Lesley, Thomas, Schwarz & Postma, Inc.
23.8		Consent of Deloitte & Touche LLP
23.9		Consent of Ernst & Young LLP
23.10		Consent of WithumSmith+Brown, P.C.
23.11		Consent of Ernst & Young LLP
23.12		Consent of PricewaterhouseCoopers LLP
24	**	Powers of Attorney

*	To be filed by amendment

**	Previously filed.

†	Confidential treatment requested as to certain portions, which were separately filed with the Securities and Exchange Commission.